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INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

As confidentially submitted to the Securities and Exchange Commission on February 4, 2019

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

9F Inc.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant's name into English)

Cayman Islands (State or other jurisdiction of incorporation or organization)	6199 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification Number)

Jiufu Building, Rongxin Technology Center
Chaoyang District, Beijing 100102
People's Republic of China
Tel: +86 (10) 8527-6996
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Z. Julie Gao, Esq. Will H. Cai, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower, The Landmark 15 Queen's Road Central Hong Kong +852 3740-4700	Li He, Esq. Davis Polk & Wardwell LLP c/o 2201 China World Office 2 Chaoyang District, Beijing 100004 People's Republic of China +86 (10) 8567-5000	James C. Lin, Esq. Davis Polk & Wardwell LLP c/o 18th Floor, The Hong Kong Club Building 3A Chater Road Central, Hong Kong +852 2533-3300

Approximate date of commencement of proposed sale to the public:
as soon as practicable after the effective date of this registration statement.

           If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

           If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.    ☐

           Emerging growth company ☒

           If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.    ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(2)(3)	Amount of registration fee

Ordinary shares, par value US$0.0001 per share(1)	US$	US$

(1)
American depositary shares issuable upon deposit of ordinary shares registered hereby will be registered under a separate registration statement on Form F-6 (Registration No. 333-            ). Each American depositary share represents                        ordinary shares.

(2)
Includes ordinary shares that are issuable upon the exercise of the underwriters' over-allotment option. Also includes ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public. These ordinary shares are not being registered for the purpose of sales outside the United States.

(3)
Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(o) under the Securities Act of 1933.

           The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

†
The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated                        , 2019.

American Depositary Shares

9F Inc.

Representing                        Ordinary Shares

        This is an initial public offering of American depositary shares, or ADSs, of 9F Inc. We are offering                        American depositary shares, or ADSs [, and the selling shareholders identified in this prospectus are offering                        ADSs]. Each ADS represents                        ordinary shares, par value US$0.0001 per share. [We will not receive any proceeds from the ADSs sold by the selling shareholders.] This is our initial public offering, and prior to this offering, there has been no public market for our ADSs or our ordinary shares. We anticipate the initial public offering price of our ADSs will be between US$                        and US$                         per ADS.

        We intend to apply to list the ADSs on the [New York Stock Exchange/Nasdaq Stock Market] under the symbol "JFG."

        We are an "emerging growth company" under applicable U.S. federal securities laws and are eligible for reduced public company reporting requirements.

        Investing in our ADSs involve risks. See "Risk Factors" beginning on page 20.

PRICE US$                        PER ADS

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds, before Expenses, to Us	[Proceeds, before Expenses, to Selling Shareholders]

Per ADS	US$	US$	US$	US$

Total	US$	US$	US$	US$

(1)
See "Underwriting" for additional disclosure regarding underwriting compensation payable by us.

        We [and the selling shareholders] have granted the underwriters the right to purchase up to an additional                        ADSs to cover over-allotments.

        Neither the United States Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        The underwriters expect to deliver the ADSs against payment in U.S. dollars in New York, New York on or about                                    , 2019.

J.P. Morgan	Credit Suisse	Goldman Sachs (Asia) L.L.C.	Morgan Stanley

Prospectus dated                                    , 2019.

        [Page intentionally left blank for graphics]

        No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the ADSs offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

        Neither we nor any of the underwriters has done anything that would permit this offering or possession or distribution of this prospectus or any filed free writing prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus or any filed free writing prospectus must inform themselves about, and observe any restrictions relating to, the offering of the ADSs and the distribution of this prospectus or any filed free writing prospectus outside of the United States.

        Until                        , 2019 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

 PROSPECTUS SUMMARY

        The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our ADSs discussed under "Risk Factors," before deciding whether to buy our ADSs. This prospectus contains information from an industry report commissioned by us and prepared by Oliver Wyman, an independent research firm, to provide information regarding our industry and our market position in China. We refer to this report as the "Oliver Wyman Report."

Our Business

        We are a leading digital platform integrating and personalizing financial services in China with our footprint expanding globally. We provide a comprehensive range of financial products and services across loan products, wealth management, and payment facilitation, all integrated under a single digital financial account. According to Oliver Wyman, among the independent marketplace lending platforms in China, we are the largest online consumer finance platform in terms of outstanding balance of loans as of December 31, 2017, and the largest wealth management platform in terms of transaction volume in 2017. We leverage technology, a deep understanding of our large user base and strategic partner relationships to create a one-stop experience bringing together borrowers, investors, financial institution partners and merchant partners.

        We deliver our products and services through an open ecosystem bringing together borrowers (consumers), investors, financial institution partners and merchant partners as illustrated below:

        The core of our value proposition is a digital alternative to conventional personal finance offerings which we call One Card ( ). Around One Card, we have built an ecosystem connecting borrowers, investors, financial institution partners and merchant partners. We offer revolving loan products tailored to the specific spending needs and risk profiles of our millions of One Card users. Our One Card users can utilize their approved credit limits to purchase products from our strategic partners including China UnionPay that has connected more than three million merchants, and from the One Card Mall, our proprietary online shopping platform. Our One Card users can also draw down cash from approved credit limits to meet other financial needs.

        We complement One Card with diversified wealth management products. Our wealth management offerings include a comprehensive suite of solutions designed to meet the evolving needs of our investors as they grow in wealth and sophistication, including fixed income, stock, insurance and mutual fund products. These wealth management offerings are primarily delivered through our onshore and offshore platforms such as Wukong Licai, 9F Wallet and 9F Benben, as well as third-party platforms such as CSJ Golden Bull, a leading fund rating and distribution platform in China in which we are a major shareholder. As of September 30, 2018, the outstanding balance of client assets of fixed income products was RMB47.4 billion (US$6.9 billion).

        Our ecosystem brings together borrowers, investors, financial institution partners and merchant partners, each of whom contribute to, and benefit from the connectivity we provide as follows:

  •
  Borrowers.  Our borrower base, which tends to be young, financially literate and underserved by traditional financial institutions, is drawn to our platform by the tailored user experience offered under One Card. We provide our borrowers with a single point from which to browse products on the One Card Mall and finance any transactions. The number of active borrowers on our platform increased by 171.5% from approximately 1.3 million in 2016 to approximately 3.6 million in 2017, and decreased by 33.1% from approximately 2.8 million for the nine months ended September 30, 2017 to approximately 1.9 million for the same period of 2018 due to the recent challenging regulatory environment negatively affecting the growth of our business.

  •
  Investors.  We provide a comprehensive selection of investment products including fixed income, stock, insurance and mutual fund products. The number of active investors on our platform increased by 66.5% from 0.7 million in 2016 to 1.2 million in 2017, and decreased by 21.4% from 1.0 million for the nine months ended September 30, 2017 to 0.8 million for the same period of 2018 due to the recent challenging regulatory environment negatively affecting the growth of our business. Our investors tend to re-invest with us and grow their positions over time, which is the recognition of the quality of our services and the trust in our platform and is evidenced by a repeat investment rate of 88.9% for the nine months ended September 30, 2018. We have served 2.9 million unique investors cumulatively since our inception through September 30, 2018 and the outstanding balance of client assets of fixed income products was RMB47.4 billion (US$6.9 billion) as of September 30, 2018.

  •
  Financial institution partners.  We work with financial institution partners to provide funding to borrowers as well as insurance and guarantee protection to our investors. Our institutional funding partners, including small and medium sized financial institutions, provide funds to our One Card users directly through our direct lending program. We enable our institutional funding partners to access our borrower base, through our strong risk management capabilities and in collaboration with insurance companies. We intend to grow our direct lending program and cooperate with more institutional funding partners to further diversify our funding. We also cooperate with other financial institutions, including insurance companies and a third party guarantee company to provide insurance and guarantee protection to our investors and institutional funding partners.

  •
  Merchant partners.  Our merchant partners, including both online and offline consumer vendors across various consumption scenarios, work with us to drive sales and improve consumer engagement. We currently cooperate with more than three million merchant partners, most of which connected through our One Card-linked China UnionPay payment channels. We primarily enable our merchant partners by driving transaction volumes through the integration of commerce and customer payment facilitation. We further enable our merchant partners through a software-as-a-service ("SaaS") offering, helping to optimize business processes including customer acquisition, marketing, product design and development, risk management and transaction processing.

        We benefit from collaboration with a broad network of strategic partners such as China UnionPay, JD.com and China Unicom to expand our borrower and investor base. We partner with financial institutions such as China Taiping and PICC to provide third-party credit insurance to investors that invest in loans we facilitate, which strengthens the credibility of our platform and further enlarges our investor base. We work with China Mobile as their data modeling service partner to jointly build credit risk related models. We are selective in working with partners who are additive to our ecosystem and will continue to seek to develop relationships that will enhances the experience of our borrowers, investors, institutional funding partners and merchant partners.

        Our platform is powered by a robust technology infrastructure which we can efficiently manage and grow through an open architecture. Based on the credit data collected from our own account platform as well as from external sources, we are able to apply a series of analytical methods, including artificial intelligence, to target marketing, automated credit decisioning, tiered pricing, anti-fraud modeling and loan collection. While much of our technology infrastructure is proprietary, we also collaborate with reputable think tanks, such as the China Academy of Sciences with which we establish a joint laboratory to strengthen and broaden our application of artificial intelligence technology in marketing, customer service and loan collection. Starting from the second half of 2018, we are strengthening our efforts in technology enablement by providing our advanced technologies such as artificial intelligence to empower our customers including financial institutions and companies of other various sectors in target marketing, automated credit decisioning, tiered pricing, anti-fraud modeling and loan collection.

        We are a founding member and a standing council member of the National Internet Finance Association of China, and a representative on the Online Lending Committee, a special committee under the National Internet Finance Association of China responsible for formulating industry policies, which allows us to provide support in shaping industry developments.

        Our total net revenues increased from RMB2,260.7 million in 2016 to RMB6,741.8 million (US$981.6 million) in 2017, and decreased from RMB5,067.1 million for the nine months ended September 30, 2017 to RMB4,528.7 million (US$659.4 million) for the same period of 2018. Our net income increased from RMB161.6 million in 2016 to RMB723.8 million (US$105.4 million) in 2017, and decreased from RMB2,375.1 million for the nine months ended September 30, 2017 to RMB1,808.0 million (US$263.3 million) for the same period of 2018.

Business Metrics

        We review a number of operating metrics, including the following, to evaluate our business, measure our performance and make strategic decisions:

	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2016	2017	%(1)	2017	2018	%(1)
Transaction Volume
Loan Origination Volume (billion)	RMB13.9	RMB57.5 (US$8.4)	314.3	RMB38.5	RMB36.8 (US$5.4)	(4.4)
Fixed Income Investment Volume (billion)	RMB32.5	RMB88.9 (US$12.9)	173.5	RMB63.3	RMB64.6 (US$9.4)	2.1
Investors
Active Investors (million)	0.7	1.2	66.5	1.0	0.8	(21.4)
Repeat Investors (million)(2)	0.5	0.7	28.1	0.5	0.5	(3.9)
Borrowers
Active Borrowers (million)	1.3	3.6	171.5	2.8	1.9	(33.1)
Repeat Borrowers (million)(2)	0.3	2.1	521.5	1.6	1.4	(10.2)
Active Users
Active Users (million)	2.0	4.8	134.3	3.8	2.7	(30.1)
Acquisition Costs
New Investor Acquisition Cost(3)	RMB162.7	RMB353.4 (US$51.5)	117.2	RMB273.5	RMB662.4 (US$96.4)	142.2
New Borrower Acquisition Cost(3)	RMB32.5	RMB131.5 (US$19.2)	304.6	RMB98.7	RMB201.9 (US$29.4)	104.5

Notes:

(1)
Period over period growth is calculated based on numbers before rounding.

(2)
Repeat investors and repeat borrowers refer to investors and borrowers who made at least one transaction during a specified period and had made at least two transactions in total on our platform as of the end of such specified period.

(3)
New borrower and new investor refer to a borrower and an investor who made a transaction on our platform for the first time during a specified period, respectively. The cost is calculated by dividing our total costs incurred in acquiring new borrowers or investors by the number of new borrowers or investors, as appropriate, during the specified period. We acquired certain borrowers for our small- and micro-enterprises loan products offered in 2016, which are excluded from the calculation of the new borrower acquisition cost set forth above, as we ceased to offer such loan products in 2016.

	As of December 31,				As of September 30,
	2016		2017	%(1)	2017	2018	%(1)
Digital Accounts
Registered Users (million)		27.6	51.6	87.0	45.4	65.0	43.2
Approved Credit Limit
Approved Credit Limit (billion)	RMB	28.1	RMB84.4 (US$12.3)	200.3	RMB65.9	RMB113.1 (US$16.5)	71.7
Utilization Rate(2)		54.9%	54.2%	—	57.5%	45.6%	—
Outstanding Credit Balance
Outstanding Loan Balance (billion)	RMB	15.4	RMB45.7 (US$6.7)	196.4	RMB37.9	RMB51.6 (US$7.5)	36.3
Client Assets
Client Assets of Fixed Income Products (billion)(3)	RMB	14.9	RMB44.1 (US$6.4)	195.2	RMB38.0	RMB47.4 (US$6.9)	24.7
Users with Approved Credit Limit
Users with Approved Credit Limit (million)		1.6	5.4	227.9	4.6	6.9	52.1

Notes:

(1)
Period over period growth is calculated based on numbers before rounding.

(2)
Utilization rate is determined by a fraction whose numerator is the outstanding loan balance and denominator is the approved credit limit at a specified point of time.

(3)
Client assets of fixed income products refer to the outstanding investment balance of fixed income products at a specified point of time.

Industry Overview

        China is rebalancing its economy towards consumer spending and technological innovation. Meanwhile, the rapid development of the online-offline payment network and the ever-growing internet penetration rate in China created the opportunity for industries to reshape themselves through the application of new internet-based technologies. The emergence of a large number of new technologies has provided more sophisticated risk assessment and transaction management solutions, and enables the digital financial account platforms to resolve personal financial pain points and satisfy the growing, underserved and sophisticated demand of nationwide consumers. Digital financial account platforms mainly operate in the online consumer finance market and online wealth management market, both of which are fast-growing but highly fragmented. In 2017, there were approximately 2,000 digital financial account platforms in China, according to Oliver Wyman.

        According to Oliver Wyman, in 2017, the overall market size for personal consumer finance market in China reached RMB8.2 trillion, measured by outstanding balance, taking 19.4% of the total personal credit market in China. Within the overall personal consumer finance market, RMB7.1 trillion were credit card loans and offline consumer finance loans which were primarily provided by traditional financial institutions. Digital financial account platforms are the key players in the online consumer finance market with a size of RMB1.1 trillion, measured by outstanding balance. The online consumer finance market has been increasing its penetration and is expected to grow its outstanding balance from RMB1.1 trillion in 2017 to RMB3.5 trillion in 2022 at a CAGR of 26%, higher than the CAGR of 23% for the overall personal consumer finance market from 2017 to 2022. The two major types of digital financial account platforms are ecosystems-affiliated financial platforms and independent marketplace lending platforms. In 2017, the outstanding loan balance of ecosystems-affiliated financial platforms and independent marketplace lending platforms are RMB0.5 trillion and RMB0.6 trillion, respectively.

        In 2017, investable assets in China have reached RMB151 trillion, and are expected to continue to increase at a CAGR of 11%, reaching RMB251 trillion as of 2022, according to Oliver Wyman. Non-traditional financial institutions ("Non-TFI") have become an important part of the wealth management service suppliers, handling assets under management ("AuM") of RMB5.7 trillion in 2017, representing 13% of the overall AuM in the market. The online Non-TFI managed an AuM of RMB3.4 trillion in 2017, accounting for 58% of Non-TFI wealth management market. The AuM of Non-TFI is expected to grow at a CAGR of 28% to reach RMB19.6 trillion by 2022, while the online market size will grow at a CAGR of 32% to reach RMB12.5 trillion, accounting for 64% of the overall AuM of all Non-TFI.

        Future success in the digital account and personal finance platforms are expected to be based on following key characteristics:

  •
  large scale and comprehensiveness of services;

  •
  strong technology capabilities;

  •
  strong track record; and

  •
  easy access to funding.

Our Strengths

        We believe the following competitive strengths contribute to our success and differentiate us from our competitors:

  •
  China's leading digital platform with strong brand recognition;

  •
  powerful network effects;

  •
  advanced technology capabilities;

  •
  recurring and capital light financial model; and

  •
  visionary and experienced management team and strong shareholder base.

Our Strategies

        We intend to pursue the following strategies to grow our business:

  •
  continue to invest in technology, focusing on artificial intelligence and technology enablement;

  •
  continue to build our ecosystem;

  •
  broaden our product offerings; and

  •
  selectively pursue international expansion and strategic investment.

Our Challenges

        The successful execution of our strategies is subject to risks and uncertainties related to our business and industry, including those relating to our ability to:

  •
  operate in emerging and evolving industries;

  •
  ensure our business operations are in compliance with developing and evolving laws and regulations governing the industries we are operating in in China;

  •
  recover from decreases in loan origination amount and net revenues as we encountered in the nine months ended September 30, 2018;

  •
  increase the amount of transactions and successfully retain existing borrowers, investors, financial institution partners or merchant partners or attract new ones;

  •
  respond to changes in user preferences for our products and services and provide a satisfactory user experience on our platform;

  •
  maintain our current level of fee rates;

  •
  maintain low delinquency rates for loans facilitated by us;

  •
  obtain accurate and up-to-date credit and other information regarding prospective borrowers;

  •
  collect delinquent loans successfully;

  •
  secure adequate funding from investors and institutional funding partners at a reasonable cost; and

  •
  maintain relationship with our partners and implement our strategy to develop new relationships with other potential partners.

        Please see "Risk Factors" and other information included in this prospectus for a discussion of these and other risks and uncertainties that we face.

Corporate History and Structure

        We initially conducted our business through Jiufu Jinke Holdings Group Co., Ltd. ("Jiufu Jinke," formerly known as Beijing Jiufu Times Investment Consulting Co., Ltd. and Jiufu Internet Finance Holdings Group Co., Ltd., successively), a PRC company incorporated in December 2006.

        We restructured our corporate organization in 2014. In January 2014, we incorporated our current holding company in the Cayman Islands under the name of JIUFU Financial Technology Service Limited, which was later changed to 9F Inc. in June 2014. In February 2014, we incorporated JIUFU Financial Information Service Limited in Hong Kong ("9F HK"), as a wholly-owned subsidiary of 9F Inc. We incorporated Beijing Jiufu Lianyin Technology Co., Ltd. ("Jiufu Lianyin"), in June 2014 and Shanghai Jiufu Network Co., Ltd. ("Jiufu Network"), in August 2014 in China as wholly owned subsidiaries of 9F HK.

        In August 2014, Jiufu Lianyin obtained effective control over Jiufu Jinke and Beijing Puhui Lianyin Information Technology Co., Ltd. ("Beijing Puhui"), a significant consolidated affiliated entity incorporated in January 2014 through a series of contractual arrangements. In July 2015 and August 2018, we amended and restated some of the abovementioned contracts with then existing shareholders of Jiufu Jinke and Beijing Puhui.

        We currently conduct substantially all of our operations through our PRC and Hong Kong subsidiaries and our consolidated affiliated entities, Jiufu Jinke and Beijing Puhui and their subsidiaries. Jiufu Jinke controls multiple operating subsidiaries in PRC. The online lending platform business, a major part of our business, is mainly conducted by Beijing Jiufu Puhui Information Technology Co., Ltd. ("Jiufu Puhui"), a wholly owned subsidiary of Jinfu Jinke. The consumer financing business is mainly conducted by Zhuhai Jiufu Xiaojin Technology Co., Ltd. ("Zhuhai Xiaojin"), a wholly owned subsidiary of Jiufu Jinke, and Xizang Jiufu Dingdang Information Technology Co., Ltd. ("Jiufu Dingdang"), a wholly owned subsidiary of Jiufu Jinke. Two of our PRC subsidiaries, Xinjiang Jiufu Onecard Information Technology Co., Ltd. ("Xinjiang Onecard") and Zhuhai Hengqin Jiufu Technology Co., Ltd. ("Zhuhai Hengqin"), provide technical support to our group. The fixed income wealth management products are mainly provided by Jiufu Wukong (Beijing) Technology Co., Ltd. ("Jiufu Wukong"), a wholly owned subsidiary of Jiufu Jinke.

        The net revenues of Jiufu Jinke (together with its subsidiaries), Beijing Puhui, and Zhuhai Hengqin in 2017 were RMB3.6 billion (US$0.5 billion), nil, and RMB2.7 billion (US$0.4 billion), accounting for 52.7%, 0.0% and 40.0% of our total net revenues, respectively, and the total assets of Jiufu Jinke (together with its subsidiaries), Beijing Puhui, and Zhuhai Hengqin as of December 31, 2017 were RMB3.0 billion (US$0.4 billion), RMB49 thousand (US$7 thousand) and RMB1.6 billion (US$0.2 billion), accounting for 47.2%, 0.0% and 24.5% of our total assets, respectively.

        We started to offer offshore stock investment products to provide investors with access to stock trading opportunities in Hong Kong and the U.S. through 9F Primasia Securities Limited, or 9F Primasia, after we acquired the majority of its equity interest in August 2016. In 2018, we started to engage in stock distribution business and provide investors with access to stock subscription opportunities in Hong Kong through 9F Primasia. We provide insurance brokerage business in Hong Kong through 9F Wealth Management Limited, a company we acquired in July 2017.

        The following diagram illustrates our corporate structure, including our significant subsidiaries, VIEs and other significant subsidiaries held by our VIEs, as of the date of this prospectus:

        The following table sets forth the main businesses carried out by our onshore significant subsidiaries, VIEs and other onshore significant subsidiaries held by our VIEs, as of the date of this prospectus:

Entities	Description of Main Businesses
Jiufu Lianyin	Providing online financial account management service, technology support and development, and IT system support services
Jiufu Jinke	Holding company of the majority of our businesses in PRC, also providing online financial account management services
Beijing Puhui	No substantive business
Zhuhai Hengqin	Providing information consulting and risk management related services
Jiufu Wukong	Operating Wukong Licai related business and providing technology support services
Jiufu Dingdang*	No substantive business
Zhuhai Xiaojin	Providing information consulting and risk management related services
Jiufu Puhui	Operating our online lending information intermediary platform, providing information gathering and publish, credit assessment, information interaction and loan facilitation services
Xinjiang Onecard	Providing information consulting and risk management related services

Note:

*
Jiufu Dingdang provided support to micro-financial network platform account management in 2017. It stopped conducting substantive business in 2018 due to our internal business restructuring.

Implication of Being an Emerging Growth Company

        As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an "emerging growth company" pursuant to the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements compared to those that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company's internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards.

        We will remain an emerging growth company until the earliest of (a) the last day of the fiscal year during which we have total annual gross revenues of at least US$1.07 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (c) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a "large accelerated filer" under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our ADSs that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Corporate Information

        Our principal executive offices are located at Jiufu Building, Rongxin Technology Center, Chaoyang District, Beijing, People's Republic of China, 100102. Our telephone number at this address is +86 (10) 8527-6996. Our registered office in the Cayman Islands is located at offices of Sertus Incorporations (Cayman) Limited, Sertus Chambers, Governors Square, Suite #5-204, 23 Lime Tree Bay Avenue, P.O. Box 2547, Grand Cayman, KY1-1104, Cayman Islands.

        Investors should submit any inquiries to the address and telephone number of our principal executive offices. Our main website is www.9fgroup.com. The information contained on our website is not a part of this prospectus. Our agent for service of process in the United States is                        .

Conventions that Apply to this Prospectus

        Unless otherwise indicated or the context otherwise requires, references in this prospectus to:

  •
  "active borrowers" are to, for a specified period, borrowers who made at least one borrowing transaction with us during that period;

  •
  "active investors" are to, for a specified period, investors who made at least one investment transaction with us during that period;

  •
  "active users" are to, for a specified period, users who made at least one borrowing or investment transaction with us during that period. For the avoidance of doubt, users who made both borrowing transaction and investment transaction during such specified period are counted twice;

  •
  "ADSs" are to our American depositary shares, each of which represents                        ordinary shares;

  •
  "China" or the "PRC" are to the People's Republic of China, excluding, for the purposes of this prospectus only, Hong Kong, Macau and Taiwan;

  •
  "delinquency rate" are to loan principal that was 15-30, 31-60, 61-90 and 91-180 calendar days past due as a percentage of the total balance of outstanding principal of loans originated on our platform as of a specific date. Loan products that have been transferred to non-performing loan companies are not included in the calculation of delinquency rate;

  •
  "financial institution partners" are to financial institutions that provide insurance and guarantee protection to our investors and institutional funding partners;

  •
  "institutional funding partners" are to banks and other institutions which have partnered with us on our direct lending program to fund loans originated to our borrowers;

  •
  "M3+ Delinquency Rates by Vintage" are to the total balance of outstanding principal of a vintage for which any payment of principal is over 90 calendar days past due as of a particular date (adjusted to exclude total amount of past due payments for loan principal that have been subsequently collected in the same vintage), divided by the total initial principal originated in such vintage. Loan products that have been transferred to non-performing loan companies are not included in the calculation of M3+ Delinquency Rates by Vintage;

  •
  "merchant partners" are to the online merchants and offline merchants connected by our online platforms including the merchants connected through our One Card-linked China UnionPay payment channels;

  •
  number of "unique investors" in a given period are to the total number of investors who invested in our wealth management products during such period;

  •
  number of "unique users" in a given period are to the total number of users who transacted with us during such period;

  •
  "registered users" at a certain point of time are to the accumulative number of users who have registered their digital accounts with us (identified by registered mobile phone numbers) as of a certain point of time;

  •
  "repeat investment rate" are to, for a specified period, the volume of the wealth management products funded by investors who had successfully invested at least twice on our wealth management platforms out of the total volume of the wealth management products on our wealth management platforms;

  •
  "RMB" and "Renminbi" are to the legal currency of China;

  •
  "shares" or "ordinary shares" are to our ordinary shares, par value US$0.0001 per share;

  •
  "US$," "U.S. dollars," "$," and "dollars" are to the legal currency of the United States;

  •
  "users" are to our borrowers and investors;

  •
  "VIEs" or "consolidated affiliated entities" are to Jiufu Jinke Holdings Group Co., Ltd. ("Jiufu Jinke,"formerly known as Beijing Jiufu Times Investment Consulting Co., Ltd. and Jiufu Internet Finance Holdings Group Co., Ltd., successively) and Beijing Puhui Lianyin Information Technology Co., Ltd. ("Beijing Puhui"); and

  •
  "we," "us," "our company", "our" and "9F" are to 9F Inc., its subsidiaries and its consolidated affiliated entities and their respective subsidiaries, as the context requires.

        Unless the context indicates otherwise, all information in this prospectus assumes no exercise by the underwriters of their over-allotment option.

        Our reporting currency is Renminbi. This prospectus also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at RMB6.8680 to US$1.00, the noon buying rate on September 28, 2018 set forth in the H.10 statistical release of the Federal Reserve Board. We make no representation that the Renminbi or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

 THE OFFERING

Offering price	We currently estimate that the initial public offering price will be between US$ and US$ per ADS.
ADSs offered by us	ADSs (or ADSs if the underwriters exercise their over-allotment option in full).
[ADSs offered by the selling shareholders	ADSs (or ADSs if the underwriters exercise their over-allotment option in full).]
ADSs outstanding immediately after this offering	ADSs (or ADSs if the underwriters exercise their over-allotment option in full)
Ordinary shares outstanding immediately after this offering	ordinary shares (or ordinary shares if the underwriters exercise their over-allotment option in full).
The ADSs	Each ADS represents ordinary shares, par value US$0.0001 per share.

The depositary will hold ordinary shares underlying your ADSs. You will have rights as provided in the deposit agreement among us, the depositary and holders and beneficial owners of ADSs from time to time.

We do not expect to pay dividends in the foreseeable future. If, however, we declare dividends on our ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our ordinary shares after deducting its fees and expenses in accordance with the terms set forth in the deposit agreement.

You may turn in your ADSs to the depositary in exchange for ordinary shares. The depositary will charge you fees for any exchange.

We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the "Description of American Depositary Shares" section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Over-allotment option	We [and the selling shareholders] have granted to the underwriters an option, exercisable within 30 days from the date of this prospectus, to purchase up to an aggregate of additional ADSs.

Use of proceeds

We expect that we will receive net proceeds of approximately US$         million from this offering, or approximately US$         million if the underwriters exercise their over-allotment option in full, assuming an initial public offering price of US$        per ADS, which is the midpoint of the estimated range of the initial public offering price, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We plan to use the net proceeds of this offering to advance our growth strategies as follows:
• approximately % for strengthening our ecosystem, including our efforts to grow the community in our ecosystem and to improve the quality of interactions on our ecosystem;

•

approximately      % for broadening our product offerings, including executing our plan to broaden our offered consumption scenarios loan products, to develop enhanced wealth management products and to nurture our emerging loyalty program;

• approximately % for investing in research and development, in particularly on artificial intelligence and big data technologies;

•

approximately      % for international expansion, including our plan to expand investment in Hong Kong and Southeast Asia, as well as our plan to applying additional licenses that are critical for executing our international business strategies; and

•

the balance for general corporate purposes, including funding potential acquisitions and strategic investments of the targets with advanced technology capabilities or consumption scenarios, although we have not identified any near-term investment or acquisition targets.

See "Use of Proceeds" for more information.
[We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.]
Lock-up

[We, our directors and executive officers, our existing shareholders and certain option holders] have agreed with the underwriters not to sell, transfer or dispose of any ADSs, ordinary shares or similar securities for a period of 180 days after the date of this prospectus. See "Shares Eligible for Future Sales" and "Underwriting."

[Directed Share Program

At our request, the underwriters have reserved for sale, at the initial public offering price, up to an aggregate of        ADSs offered in this offering to some of our directors, officers, employees, business associates and related persons through a directed share program.]

Listing

We intend to apply to have the ADSs listed on the [New York Stock Exchange/Nasdaq Stock Market] under the symbol "JFG." Our ADSs and shares will not be listed on any other stock exchange or traded on any automated quotation system.

Payment and settlement	The underwriters expect to deliver the ADSs against payment therefor through the facilities of the Depository Trust Company on , 2019.
Depositary

        The number of ordinary shares that will be outstanding immediately after this offering:

  •
  is based upon            ordinary shares outstanding as of the date of this prospectus, assuming the conversion of all outstanding preferred shares into            ordinary shares immediately upon the completion of this offering;

  •
  assumes no exercise of the underwriters' over-allotment option to purchase additional ADSs representing            ordinary shares;

  •
  excludes            ordinary shares issuable upon the exercise of share options outstanding as of the date of this prospectus, at a weighted average exercise price of US$            per share; and

  •
  excludes            ordinary shares reserved for future issuances under our share incentive plans.

SUMMARY CONSOLIDATED FINANCIAL DATA

        The following summary consolidated statements of comprehensive income data and summary consolidated cash flows data for the years ended December 31, 2016 and 2017, and summary consolidated balance sheet data as of December 31, 2016 and 2017 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The following summary consolidated statements of comprehensive income data and summary consolidated cash flows data for the nine months ended September 30, 2017 and 2018, and the summary consolidated balance sheet data as of September 30, 2018 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods. You should read this Summary Consolidated Financial Data section together with our consolidated financial statements and the related notes and "Management's

Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2016(1)	2017(1)
				2017	2018
	Restated	Restated	Restated
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for per share data)
Summary Consolidated Statements of Operations Data:
Net revenues:
Loan facilitation services	2,157,782	6,272,796	913,337	4,763,105	4,035,314	587,553
Post-origination services	41,313	256,916	37,407	189,619	291,951	42,509
Others	61,557	212,068	30,878	114,419	201,455	29,332
Total net revenues	2,260,652	6,741,780	981,622	5,067,143	4,528,720	659,394
Operating costs and expenses:
Sales and marketing(2)	(1,168,416)	(2,243,723)	(326,692)	(1,584,051)	(1,415,376)	(206,083)
Origination and servicing(3)	(168,024)	(502,050)	(73,100)	(323,982)	(338,099)	(49,228)
General and administrative(4)	(527,642)	(3,075,456)	(447,795)	(570,875)	(744,963)	(108,469)
Total operating costs and expenses	(1,864,082)	(5,821,229)	(847,587)	(2,478,908)	(2,498,438)	(363,780)
Interest income	13,422	73,639	10,721	35,002	144,433	21,031
Impairment loss	—	—	—	—	(23,094)	(3,363)
Net loss from disposal of subsidiary	—	(8,135)	(1,184)	(8,135)	(257)	(37)
Non-operating income, net	7,719	25,429	3,704	11,534	15,860	2,309
Income before income tax expense and share of profit in equity method investments	417,711	1,011,484	147,276	2,626,636	2,167,224	315,554
Income tax expense	(271,132)	(352,432)	(51,317)	(313,720)	(354,258)	(51,582)
Share of profit in equity method investments	15,047	64,701	9,421	62,232	(4,945)	(719)
Net Income	161,626	723,753	105,380	2,375,148	1,808,021	263,253

Net income attributable to the non-controlling interest shareholders	(5,588)	(126,049)	(18,353)	(121,704)	3,371	491
Net income attributable to 9F Inc.	156,038	597,704	87,027	2,253,444	1,811,392	263,744
Change in redemption value of preferred shares	—	(47,759)	(6,954)	(43,417)	(12,884)	(1,876)
Deemed dividend to preferred shareholders	—	(103,550)	(15,077)	—	—	—
Net income attributable to ordinary shareholders	156,038	446,395	64,996	2,210,027	1,798,508	261,868

Net income per ordinary shares
Basic	114.86	322.56	47.00	1,614.87	970.24	141.27
Diluted	106.69	292.83	43.00	1,467.50	861.25	125.40
Weighted average number of ordinary shares used in computing net income per share
Basic	1,239,018	1,244,137	1,244,137	1,241,473	1,626,728	1,626,728
Diluted	1,343,052	1,384,655	1,384,655	1,378,911	1,861,314	1,861,314
Net income	161,626	723,753	105,380	2,375,148	1,808,021	263,253
Other comprehensive income
Foreign currency translation adjustment, net of tax of nil	17,372	(33,065)	(4,814)	(13,499)	82,803	12,056
Unrealized gains on available for sale investments, net of tax of nil	194	1,071	156	2,554	426	62
Total comprehensive income	179,192	691,759	100,722	2,364,203	1,891,250	275,371
Total comprehensive income attributable to the non-controlling interest shareholders	(5,588)	(126,049)	(18,353)	(121,704)	3,371	491

Total comprehensive income attributable to 9F Inc.	173,604	565,710	82,369	2,242,499	1,894,621	275,862

Notes:

(1)
We have restated our consolidated financial statements for the years ended December 31, 2016 and 2017. For details, please refer to Note 21 to our consolidated financial statements included elsewhere in this prospectus.

(2)
Sales and marketing expenses include services provided by related parties of RMB168.3 million and RMB417.1 million (US$60.7 million) in 2016 and 2017, respectively, and RMB332.4 million and RMB29.1 million (US$4.2 million) for the nine months ended September 30, 2017 and 2018, respectively.

(3)
Origination and servicing expenses include services provided by related parties of RMB11.6 million and RMB81.8 million (US$11.9 million) in 2016 and 2017, respectively, and RMB55.4 million and RMB28.8 million (US$4.2 million) for the nine months ended September 30, 2017 and 2018, respectively.

(4)
General and administrative expenses include share-based compensation of RMB110.4 million and RMB2,180.5 million (US$317.5 million) in 2016 and 2017, respectively, and RMB117.8 million and RMB378.1 million (US$55.1 million) for the nine months ended September 30, 2017 and 2018, respectively.

        The following table presents our summary consolidated balance sheet data as of the dates indicated:

	As of December 31,			As of September 30,
	2016(1)	2017(1)		2018
	Restated	Restated	Restated
	RMB	RMB	US$	RMB	US$
	(in thousands)
Summary Consolidated Balance Sheets Data:
Assets
Cash and cash equivalents	1,238,490	3,778,115	550,104	4,687,583	682,525
Restricted cash	146,129	671	98	—	—
Term deposits	—	700,000	101,922	349,818	50,934
Accounts receivable, net of allowance for doubtful accounts of RMB27,730, RMB29,611 and RMB27,117 as of December 31, 2016, 2017 and September 30, 2018, respectively	81,048	300,058	43,689	244,508	35,601
Other receivables, net of allowance for doubtful accounts of RMB5,010, RMB5,010 and RMB5,010 as of December 31, 2016, 2017 and September 30, 2018, respectively	184,029	91,428	13,312	167,777	24,429
Loan receivables	84,770	126,200	18,375	1,487,699	216,613
Prepaid expenses and other assets	139,518	524,321	76,343	338,753	49,323
Long-term investments	152,028	509,736	74,219	991,781	144,406
Total Assets	2,153,661	6,275,783	913,772	8,646,484	1,258,952

Liabilities
Deferred revenue	94,176	384,070	55,922	358,408	52,185
Income tax payable	301,219	463,977	67,556	281,266	40,953
Accrued expenses and other liabilities	500,600	795,447	115,819	638,651	92,989
Total Liabilities	939,709	1,750,732	254,911	1,306,499	190,231
Mezzanine equity:
Series A convertible redeemable preferred shares (US$0.0001 par value; 119,506 shares authorized, issued and outstanding as of December 31, 2017 and September 30, 2018, respectively; liquidation value of RMB296,032)	215,317	263,076	38,305	275,960	40,181
Series B convertible redeemable preferred shares (US$0.0001 par value; 28,303 shares authorized, issued and outstanding as of December 31, 2017 and September 30, 2018, respectively; liquidation value of nil and RMB224,467)	—	202,086	29,424	202,086	29,424
Series C convertible redeemable preferred shares (US$0.0001 par value; 50,518 shares authorized, issued and outstanding as of December 31, 2017 and September 30, 2018, respectively; liquidation value of RMB400,652)	—	355,248	51,726	355,248	51,725
Series D convertible redeemable preferred shares (US$0.0001 par value; nil and 35,180 shares authorized, issued and outstanding as of December 31, 2017 and September 30, 2018, respectively; liquidation value of nil and RMB469,654 as of December 31, 2017 and September 30, 2018, respectively)	—	—	—	408,358	59,458
Series E convertible redeemable preferred shares (US$0.0001 par value; nil and 10,825 shares authorized, issued and outstanding as of December 31, 2017 and September 30, 2018, respectively; liquidation value of nil and RMB157,447 as of December 31, 2017 and September 30, 2018, respectively)	—	—	—	136,427	19,864
Total Shareholders' Equity	998,635	3,704,641	539,406	5,961,906	868,069

Note:

(1)
We have restated our consolidated financial statements for the years ended December 31, 2016 and 2017. For details, please refer to Note 21 to our consolidated financial statements included elsewhere in this prospectus.

        The following table presents our summary consolidated cash flow data for 2016, 2017 and the nine months ended September 30, 2017 and 2018:

	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2016	2017		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash provided by operating activities	413,972	2,865,590	417,238	2,630,280	1,981,607	288,527
Net cash used in investing activities	(222,910)	(1,011,683)	(147,304)	(1,205,962)	(1,682,523)	(244,980)
Net cash provided by financing activities	701	563,360	82,027	208,112	545,785	79,468
Net increase in cash, cash equivalents and restricted cash	204,499	2,394,167	348,598	1,621,791	908,797	132,323
Cash, cash equivalents and restricted cash at beginning of the period	1,180,120	1,384,619	201,604	1,384,619	3,778,786	550,202
Cash, cash equivalents and restricted cash at end of the period	1,384,619	3,778,786	550,202	3,006,410	4,687,583	682,525

Non-GAAP Financial Measure

        In evaluating our business, we consider and use adjusted net income, a non-GAAP measure, as a supplemental measure to review and assess our operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define adjusted net income as net income excluding share-based compensation expenses.

        We present this non-GAAP financial measure because it is used by our management to evaluate our operating performance and formulate business plans. We believe that adjusted net income helps identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in net income. We believe that adjusted net income provides useful information about our operating results, enhances the overall understanding of our past performance and future prospects and allows for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

        This non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as an analytical tool. One of the key limitations of using adjusted net income is that it does not reflect all items of income and expense that affect our operations. Share-based compensation expenses have been and may continue to be incurred in our business and are not reflected in the presentation of adjusted net income. Further, this non-GAAP measure may differ from the non-GAAP financial information used by other companies, including peer companies, and therefore their comparability may be limited.

        We mitigate these limitations by presenting the non-GAAP financial measure only supplementally to the most directly comparable U.S. GAAP financial measure and by reconciling the non-GAAP financial measure to the most directly comparable U.S. GAAP financial measure, which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

        The following table reconciles our adjusted net income in 2016, 2017 and the nine months ended September 30, 2017 and 2018 to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, which is net income:

	Year Ended December 31,			Nine Months Ended September 30,
	2016(1)	2017(1)
				2017	2018
	Restated	Restated	Restated
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Reconciliation of Net Income to Adjusted Net Income:
Net income	161,626	723,753	105,380	2,375,148	1,808,021	263,253
Add:
Share-based compensation expenses	110,429	2,180,505	317,488	117,841	378,124	55,056
Less:
Tax effect of adjustments(2)	—	—	—	—	—	—

Adjusted net income	272,055	2,904,258	422,868	2,492,989	2,186,145	318,309

Note:

(1)
We have restated our consolidated financial statements for the years ended December 31, 2016 and 2017. For details, please refer to Note 21 to our consolidated financial statements included elsewhere in this prospectus.

(2)
The Company was incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, it is not subject to tax on either income or capital gain. Furthermore, although some of the share-based compensation was incurred in connection with the recognition of the compensation costs of the share options and shares granted to the PRC employees of the Company, such share-based compensation expenses were not eligible for tax deduction in calculating the income tax of the Company's PRC subsidiaries, VIEs and their respective PRC subsidiaries.

RISK FACTORS

        An investment in our ADSs involves significant risks. You should consider carefully all of the information in this prospectus, including the risks and uncertainties described below, before making an investment in our ADSs. Any of the following risks could have a material and adverse effect on our business, financial condition and results of operations. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, prospects, financial condition, results of operations, cash flows and ability to pay dividends, and you may lose all or part of your investment.

Risks Related to Our Business and Industry

         We operate in emerging and evolving industries, and our operations and products have been and may need to be modified in answering to the latest market trends, which makes it difficult to evaluate our future prospects.

        The industries we are operating in are emerging and in general remain at relatively preliminary stages of development and may not continue to develop as rapidly as expected. The regulatory framework for the industries we operate in is also evolving and may remain uncertain for the foreseeable future. Furthermore, there are few established players with business models similar to ours in these industries. Potential borrowers, investors and our partners may not be familiar with the industries we are operating in, and may not fully appreciate the value we add and may have difficulty distinguishing our products and services from those of our competitors.

        Furthermore, our past growth rates may not be indicative of our future growth. We have experienced rapid growth, particularly in our user base and transaction volume, in 2017. Recently, however, we have not sustained this growth rate. We have an operating history of more than 10 years but our digital financial account One Card was only launched in 2017 and our representative online wealth management platforms Wukong Licai, 9F Wallet and 9F Puhui, each launched in 2014, 2015 and early 2017, respectively. We may continue to introduce new products and services and make modifications to existing ones in response to or in anticipation of changes in industry landscape, user needs or regulatory scheme. Each of these modifications calls for significant time and resource devotion of both our managements, which may have an adverse impact on our financial condition, while we cannot assure you that our attempts to make such modifications will continue to be successful, profitable or widely accepted. Furthermore, as modifications may materially change the way we conduct our business, they may render the projection of our future operations obsolete, and therefore the future prospect may be difficult to evaluate.

        In addition, in connection with the introduction of new products and services or in response to general economic conditions, we may impose more stringent borrower qualifications to ensure the quality of loan products which may negatively affect the growth of our business. It is therefore difficult to effectively assess our future prospects. You should consider our business and prospects in light of the risks and challenges we encounter or may encounter in this developing and rapidly evolving market. These risks and challenges include our ability to, among other things:

  •
  navigate an evolving regulatory environment;

  •
  expand the base of our borrowers, investors and partners;

  •
  enhance our risk management capabilities and maintain low delinquency rates of transactions facilitate by us;

  •
  diversify our fundings;

  •
  improve our operational efficiency;

  •
  continue to scale our technology infrastructure to support the growth of our platform and higher transaction volume;

  •
  broaden our product and service offerings;

  •
  increase the utilization of our loan products by existing borrowers as well as new borrowers;

  •
  operate without being adversely affected by the negative publicity about the industries in general and our company in particular, if any;

  •
  maintain the security of our platform and the confidentiality of the information provided and utilized across our platforms;

  •
  attract, retain and motivate talented employees to support our business growth;

  •
  navigate economic condition and fluctuation; and

  •
  defend ourselves in litigation, and against regulatory, intellectual property, privacy or other claims.

        We are subject to all risks and challenges inherent in developing business enterprise in emerging and evolving industries. If the industries do not develop as we expect, if we fail to educate potential borrowers, investors and partners about the value of our platform, products and services, or if we fail to address the needs of our borrowers, investors and partners, or other risks and challenges, our business and results of operations will be materially and adversely affected.

         The laws and regulations governing the industries we operate in in China are developing and evolving and subject to changes, and our operations and products have been and may need to continue to be modified to ensure full compliance with applicable laws and regulations. If any of our business practice is deemed to violate any applicable laws, regulations or requirements of regulatory authorities, our business, financial condition and results of operations may be materially and adversely affected.

        Since mid-2015, the PRC government and relevant regulatory authorities have issued various laws and regulations governing the industries we operate in, including, among others, the Guidelines on Promoting the Healthy Development of Internet Finance, or the Internet Finance Guidelines, the Interim Measures for Administration of the Business Activities of Online Lending Information Intermediaries, or the Interim Measures, the Guidelines on Online Lending Funds Custodian Business, or the Custodian Guidelines, the Guidelines on Administration of the Record-filing of Online Lending Information Intermediaries, or the Record-filing Guidelines, the Guidelines on Information Disclosure of Business Activities of Online Lending Information Intermediaries, or the Information Disclosure Guidelines, the Notice on the Performance of Check and Rectification of Cash Loan Business Activities and its supplementary notice, or the Notice on Cash Loan, the Notice on Rectification of Cash Loan Businesses, or the Circular 141, the Notice on Rectification and Inspection Acceptance of Risk of Online Lending, or the Circular 57 and the Notice on Conducting Compliance Inspection of the P2P Online Lending Intermediaries, or the Compliance Inspection Notice. See "Regulation—Regulations Related to our Business Operation in China—Regulations Related to Online Lending Information Intermediary Services."

        To comply with existing laws, regulations, rules and governmental policies relating to the industries we are operating in, we have implemented and will continue to implement various policies and procedures to conduct our business and operations. However, due to the lack of detailed rules and the fact that the relevant laws, regulations, rules and governmental policies are expected to continue to evolve, we cannot be certain that our existing practices will not be deemed to violate any existing or future rules, laws and regulations. In addition, if there is any change to the existing PRC laws and regulations, we may be required to change the way we conduct our business or we may have to change our products and services into those that are less attractive to our users to ensure compliance, which may materially and adversely affect our business, financial condition and results of operation. For example, due to the recent tightened regulatory framework limiting the growth of online lending platforms in terms of, among other things, business scale, number of users, loan facilitation amount and outstanding loan balance, certain of our operating and financial metrics, such as active users and net income, have decreased for the nine months ended September 30, 2018 compared to the same period of 2017.

  (i)
  If we fail to pass the compliance inspection and complete the record-filing for our online lending information services, we may be forced to terminate our online lending information intermediary business.

        The Interim Measures introduced a record-filing and licensing regime, which requires online lending information intermediaries to register with the local financial regulatory authority. Our online lending information services platform, Jiufu Puhui, operated by Jiufu Puhui, a subsidiary of one of our variable interest entities, is required to complete the record-filing with the local financial regulator. In December 2017, the Office of Leading Group on Special Rectification of Risks in the Online Lending, or the National Rectification Office issued the Circular 57, which requires certain local governmental authorities to establish an inspection team to conduct risk rectification inspections on online lending information intermediaries within their jurisdictions. For an intermediary that fails the inspection, it will be required to transfer its online lending information intermediary business to other intermediaries, or to terminate the business and exit the markets gradually, or be banned from conducting the business according to relevant laws and regulations, depending on the reasons for its failure to pass the inspection. Circular 57 also requires local authorities to complete record-filings of online lending information intermediaries within its jurisdiction by the end of April 2018, except that the deadline for certain complicated cases may be postponed to May 2018 or June 2018. However, the record-filings of online lending information intermediaries have not yet been officially launched nationwide. As of the date of this prospectus, there has been no announcement as to when the filings will be completed. On August 13, 2018, the National Rectification Office issued the Compliance Inspection Notice, which requires each online lending intermediary to be further inspected at three levels, including self-inspection carried out by the online lending intermediary itself, self-discipline inspection carried out by a local internet finance association and/or the National Internet Finance Association of China, and the administrative verification carried out by the provincial online lending rectification office. Pursuant to the Compliance Inspection Notice, the compliance inspection shall be completed by the end of December 2018. The online lending intermediaries that generally meet the requirement of being an intermediary and various standards will be allowed to link to the information disclosure and products registration system. After a period of operation and inspection, the online lending information intermediaries that meet relevant requirements can apply for record-filing. The standards and procedures for linking to the system and record-filing will be promulgated by the regulators separately. On August 24, 2018, the Office of Beijing Municipal Leading Group on Special Rectification of Risks in the Internet Finance, or Beijing Rectification Office, issued a Notice on Launch of Self-Inspection of P2P Online Lending Intermediaries Registered in Beijing, which requires the P2P online intermediaries registered in Beijing to commence self-inspection and to submit self-examination reports by September 30, 2018 and in any event no later than October 15, 2018. On August 27, 2018, the Beijing Internet Finance Association issued the Announcement on Launch of the Self-discipline Inspection of the Online Lending Intermediaries Registered in Beijing, which provides that the self-discipline inspection by it shall commence on September 10, 2018 and be completed by November 30, 2018.

        In February 2017, the Beijing Rectification Office issued a rectification notice to Jiufu Puhui, or the 2017 Rectification Notice. The 2017 Rectification Notice identified certain issues in Jiufu Puhui's business operations which were deemed not to be in full compliance with applicable laws and regulations governing online lending information intermediaries, which include, among others, (i) failure to obtain or update relevant licenses, (ii) lack of certain internal control rules, (iii) providing guarantee through risk reserve funds, (iv) failure to provide adequate information disclosure, and (v) the balance of loans borrowed by the same individual exceeding statutory borrowing limit. We have implemented various measures in response to the alleged non-compliance and we believe that we have completed these rectifications as of September 2018. However, we are uncertain as to whether our rectification measures will be sufficient to ensure full compliance with the regulatory requirements due to the lack of detailed interpretation and implementation of these requirements. See paragraphs (ii) - (ix) below for details. As the Compliance Inspection Notice issued in August 2018 provides for updated procedures and requirements for inspections and rectifications, we are required to submit a self-examination report and go through inspections and verifications by internet finance associations and Beijing Rectification Office in accordance with these new rules, instead of submitting further reports in response to the 2017 Rectification Notice. We submitted the self-examination report on September 27, 2018 and as of the date of this prospectus, we have not received any comments from Beijing Rectification Office on our self-examination report. The National Internet Finance Association of China has commenced the self-discipline inspection on us since October 2018, the Beijing Internet Finance Association has commenced the self-discipline inspection on us since November 2018, and as of the date of this prospectus, we have not received any comments from the National Internet Finance Association of China or the Beijing Internet Finance Association. As of the date of this prospectus, we have not been inspected by Beijing Rectification Office in accordance with these new rules. There can be no assurance that we will be able to receive final clearance on our self-examination report, pass the inspections and verifications conducted or to be conducted by internet finance associations and Beijing Rectification Office, and be allowed to link to information disclosure and products registration system and submit the application for record-filing. If we fail to complete the record-filing, we will be forced to terminate our online lending information intermediary business.

  (ii)
  If we fail to obtain, renew and update necessary licenses, we may be subject to fines and forced to discontinue our relevant business or impose restrictions on the affected portion of our business, which may have a material adverse effect on our business and results of operations.

        We may be required to apply for additional licenses for our business operations. The Interim Measures requires online lending information intermediaries to include online lending information intermediary services within its business scope, and to obtain a telecommunication business license from the relevant telecommunication regulatory authority. Jiufu Puhui has obtained a value-added telecommunications service operating license for internet information services, or an ICP License. However, it is uncertain whether the online lending information intermediary services we provided are subject to a value-added telecommunications service operating license for the online data processing and transaction processing services, or an EDI License. In addition, Jiufu Puhui has not included online lending information intermediary services within its business scope. Jiufu Puhui plans to update its business scope set forth in its business license and if required by the competent governmental authorities, to apply for the EDI License after completion of recording-filing with the local financial regulator. Besides, the operation of our online shopping platform One Card Mall may also be subject to certain licenses we have not obtained, such as EDI license and payment business license. We are in the process of applying for an EDI license, and we plan to obtain a payment business license through acquisition. However, we cannot assure you that we can obtain such licenses successfully. If the relevant governmental authorities consider that we were operating without the proper approvals, licenses or permits or promulgates new laws and regulations that require additional approvals or licenses or imposes additional restrictions on the operation of any part of our business, it has the power, among other things, to levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our relevant business or impose restrictions on the affected portion of our business. Any of these actions by the relevant governmental authorities may have a material adverse effect on our business and results of operations.

  (iii)
  Increasing restrictions on our custodian bank arrangement may require us to amend our custody account agreement with Huaxia Bank or seek an alternative qualified custodian bank.

        As the Interim Measures requires the intermediaries that provide online lending information services to set up custody accounts with qualified banks to hold user funds, and the Custodian Guidelines further require that the intermediaries shall designate a unique custodian, which shall be a commercial bank, as its fund custody institution. We have entered into an agreement with China Huaxia Bank Beijing Branch, under which the bank provides fund depositary services for borrowers and investors. Although we believe the custodian mechanism in this agreement is in compliance with the requirement of the Interim Measures, the Custodian Guidelines and the regulatory authorities, we may need to amend the agreement to comply with the Custodian Guidelines in the event of any newly promulgated detailed implementation rules pursuant to the Custodian Guidelines, or other new laws and regulations regulating the custodian mechanism applicable to online lending information intermediaries. In addition, Circular 57 requires online lending information intermediaries to set up custodian accounts with qualified banks that have passed certain testing and evaluation procedures run by the National Rectification Office to hold customer funds. The National Rectification Office has authorized the National Internet Finance Association of China to run the testing and evaluation. Pursuant to a statement made by China Huaxia Bank on September 18, 2018 and published on the national internet finance registration and disclosure services platform, which is operated by the National Internet Finance Association of China, on September 20, 2018, China Huaxia Bank has passed such testing and evaluation procedures on September 14, 2018. However, if China Huaxia Bank fails to maintain its qualification in future, we may have to seek to cooperate with another custodian bank satisfying the relevant regulatory requirements, and we cannot assure you that under such circumstances, we will be able to find and reach an agreement with a qualified bank in a timely manner or with terms commercially favorable to us. In that case, our rectification and record-filing application progress, as well as our business, may be materially and adversely affected.

  (iv)
  The aggregate amount extended to any borrower through our platform and other online lending information intermediaries may exceed the applicable borrowing limits.

        The Interim Measures requires that the balance of loans borrowed by the same individual must not exceed RMB200,000 on a single online lending information intermediary and not exceed RMB1 million in the aggregate on all online lending information intermediaries in the PRC. Circular 57 and the Issue Checklist for Compliance Inspection of Online Lending Information Intermediaries issued by the National Rectification Office simultaneously with the Compliance Inspection Notice, or the Compliance Inspection Checklist, further prohibits online lending information intermediaries from facilitating any new loans exceeding the foregoing borrowing limits after August 24, 2018. We currently do not offer loans to the same individual in an aggregate amount exceeding RMB200,000. We determine whether borrowers have additional outstanding loans using external databases at the time they apply for a loan through our platform. We also review borrower records on a regular basis. However, due to the lack of an industry-wide information sharing arrangement, there can be no assurance that the aggregate amount borrowed by any borrower through our platform and other online lending information intermediaries does not exceed the RMB1 million borrowing limit set out by the Interim Measures.

  (v)
  If our existing practice is viewed by the PRC regulatory authorities as that we are providing security or guarantee to the investors, we may be required to change our business operations relating to the protection of investors.

        The Interim Measures prohibits online lending information intermediaries from providing any security or guarantee to investors on the principal or return of their investments. Circular 57 further prohibits online lending information intermediaries from setting up new risk reserve funds or increasing existing risk reserve funds, and requires them to gradually reduce the existing risk reserve funds. There are also certain legal requirements governing guarantee companies under PRC laws and regulations. Historically, we charged borrowers quality assurance fund at a floating rate of the loan principal and deposited the quality assurance fund in our custodian bank account. In addition, if the loan repayment proceeds we received from the borrowers were higher than the expected return of the investor, the higher portion will be deposited in our custodian bank account in the form of quality assurance fund. We used to use the total amount of quality assurance fund in our custodian bank account to compensate the affected investors when the loans become due, which may be viewed as we providing a security interest or guarantee to our individual investors and is expressly prohibited under Circular 57. We have changed our practices and are now cooperating with financing guaranty companies and insurance companies. The money contribution to the depository account together with the guarantee cost, if applicable, are paid to the financing guarantee companies, and the insurance premiums are paid to the insurance companies, respectively. However, it is uncertain how the Interim Measures, Circular 57 and the PRC laws and regulations governing guarantee companies and insurance companies will be interpreted due to the lack of detailed implementation rules. As a result, we cannot rule out the possibility that our existing practice might be viewed by the PRC regulatory authorities as that we are providing security or guarantee to the investors, the financing guarantee companies or the insurance companies or otherwise violating the Interim Measures, Circular 57 and other PRC laws and regulations as the interpretation and implementation of the PRC laws and regulations evolve. In such event, we may be required to change our business operations relating to the protection of investors, which may make us less attractive to our funding sources, and may materially and adversely affect our business, financial condition and results of operations.

  (vi)
  If any of our products are viewed by the relevant governmental authorities as resulting in transfers prohibited under Circular 57, we may be required to modify our current business practices or be subject to other penalties.

        Circular 57 permits low frequency transfers of lenders' rights to loans between lenders for liquidity purpose, but expressly prohibits certain transfers, including transfers of lenders' rights in form of assets-backed securities, trust assets, fund properties and certain other form of securities, and transfers as a result of online lending information intermediaries providing current or fixed-term financial products to lenders, the terms of which are not consistent with the terms that the corresponding borrowers intend to borrow the loans for. It also prohibits online lending information intermediaries from facilitating lenders to borrow on their platforms by using their creditors' rights to loans as pledge or mortgage for liquidity purpose. The Compliance Inspection Checklist further sets forth certain prohibited actions and exceptions in respect of inconsistent lending and borrowing terms. We allow and facilitate lenders to transfer their rights to loans on our platform. Due to lack of detailed implementation rules to Circular 57 and the Compliance Inspection Checklist, we cannot assure you that all our practices would be deemed to comply with Circular 57 and the Compliance Inspection Checklist. If any of our products are viewed by the relevant governmental authorities as resulting in transfers and other actions prohibited under Circular 57 and the Compliance Inspection Checklist, we may be required to modify our current business practices or be subject to other penalties, which could be costly, and as a result, our business, financial condition and results of operations might be materially and adversely affected.

  (vii)
  If any loan products we provide are deemed as cash loans by the relevant governmental authorities, we may be required to modify our current business practices and cease to facilitate such loans, or be subject to other penalties.

        In April 2017, the National Rectification Office, issued the Notice on Cash Loan, which requires the local branches of the National Rectification Office to conduct a comprehensive review and inspection of the cash loan business of online lending platforms and requires such platforms to implement necessary improvements and remediation within a specific period to comply with the relevant requirements under the applicable laws and regulations. As of the date of this prospectus, we have not been subject to any inspection as may be required under the Notice on Cash Loan.

        In December 2017, the Leading Group Office of the Internet Financial Risk Rectification Campaign and the National Rectification Office jointly promulgated Circular 141, which sets out certain principles in connection with cash loan businesses. Due to the uncertainties with respect to the interpretation and application of the laws and regulations relating to cash loan business, we cannot assure you our business practice will be deemed to be in full compliance with all such existing or future laws and regulations. For example, Circular 141 prohibits online lending information intermediaries from facilitating loans without clear and specified purposes. Circular 57 further requires online lending information intermediaries that have been engaged in cash loan business to suspend any new cash loan business and reduce existing cash loan business in accordance with Circular 141. Although we require borrowers to specify and undertake the usage of the loans when they apply for the loans, for those loans released to the borrowers directly, we cannot ensure that all those borrowers will comply with their undertaking, nor can we ensure that such requirement is sufficient for those loans to be deemed by the governmental authorities as not falling within the aforementioned prohibited scope. If any of our products under which loans are released to the borrowers directly is viewed by the relevant governmental authorities as cash loans under Circular 141, we may be required to modify our current business practices and cease to facilitate such loans, or be subject to other penalties, which could be costly, and as a result, our business, financial condition and results of operations might be materially and adversely affected.

  (viii)
  If our current practice of charging and collecting interests and fees is deemed to have violated Circular 141, our reputation, results of operations and financial condition would be adversely affected. There is no clearly defined method for calculating annual interest and fee rates.

        Circular 141, among other things, requires that the interest and all kinds of fees charged to a borrower for a loan should not exceed the annualized ceiling provided under the Provisions on Several Issues Concerning Laws Applicable to Trials of Private Lending Cases issued by the Supreme People's Court in August 2015, or the Private Lending Judicial Interpretations. Pursuant to the Private Lending Judicial Interpretations, if the parties agree on an annual interest and all relevant fee rate higher than 36%, the agreement on the exceeding part is invalid, and if the parties agree on an annual interest and all relevant fee rate above 24% but not exceeding 36%, the agreement is valid but the lender would not have judicial protections for the part of interests and fees exceeding 24%. Online lending information intermediaries, including Jiufu Puhui operated by us, are prohibited from facilitating any loans, the applicable borrowing costs per annum of which exceed the ceiling of 24%/36% provided under the Private Lending Judicial Interpretations. However, there is no clearly defined and official method for calculating annual interests and fee rates, and various industry participants use different methods. According to the explanations of the National Internet Finance Association of China during its self-discipline inspection of its members pursuant to the Compliance Inspection Notice we received in October 2018, which we follow in preparing for the self-discipline inspection, interest payable to investors, service fees charged by us for our loan facilitation services and post-originations services, post-loan service fees payable to a third party collection company for loan collection and arbitration services, prepayment fees and penalty fees shall be taken into account in calculation the applicable borrowing costs per annum, or the annual interest and fee rates, which shall be presented in the form of APR. As of the date of the prospectus, we do not have any outstanding balance of loans that we have facilitated since the promulgation of Circular 141 with the APR of higher than 36%. As of December 31, 2018, the outstanding balance of loans with the APR of between 24% and 36% was RMB5.8 billion (US$837.3 million), and the outstanding balance of loans we have facilitated prior to the promulgation of Circular 141 with the APR of higher than 36% was RMB3.7 billion (US$534.1 million). We may continue to facilitate loans at or above the annual interest and fee rates of 24% but no more than 36%. In the event that any of such loans become delinquent, we will not be able to collect the part of borrowing costs that exceed 24% per annum through PRC judicial enforcement. We do not believe that our current borrowing costs charged to our borrowers violate these provisions. If the method of calculation of the applicable borrowing costs used by the PRC governmental authorities or the PRC courts is different from us, or if a more stringent method is implemented in the future, the applicable borrowing costs of some of our loan products could be deemed as exceeding 36% per annum, and the parts of the borrowing costs exceeding 36% per annum may be ruled as invalid, which would affect our results of operations and financial condition materially and adversely. As a result, the investors of our fixed income products may suffer losses, which would damage our reputation and harm our business. Were these to happen, our reputation, results of operations and financial condition would be adversely affected.

        Circular 141 also prohibits online lending information intermediaries from deducting interests, commissions, management fees and deposits from the loans before they are released to the borrowers. Currently, the service fees for our loan facilitation services and post-origination services, the post-loan service fees to be paid to a third party collection company for loan collection services and arbitration services, and the insurance premium to be paid to insurer or the money contribution to the depository account and the guarantee fee to be paid to a financing guarantee company for the guarantee services provided, as the case may be are arranged to be paid by the borrowers simultaneously when the principals of the fund are released to the borrowers. If our current fee collection method is deemed as up-front deductions from loans released to the borrowers, or our other practices are deemed as violating the foregoing requirements, we may be required to modify our current business practices or be subject to other penalties, which could be costly, and as a result, our business, financial condition and results of operations might be materially and adversely affected.

  (ix)
  If the relevant governmental authorities identify that our current information disclosure practice do not satisfy the legal requirements, we may be required to modify our current information disclosure practice or be subject to other penalties.

        In August 2017, the China Banking Regulatory Commission (currently known as China Banking and Insurance Regulatory Commission), or CBRC, released the Information Disclosure Guidelines to regulate information disclosure by online lending information intermediaries. Pursuant to the Information Disclosure Guidelines, online lending information intermediaries are required to disclose certain information through their own official websites and other internet channels such as mobile phone apps, WeChat official account and microblog. As the Information Disclosure Guidelines is relatively new and its interpretation and implementation may evolve, we cannot assure you that our current information disclosure practices would be deemed to comply with the regulation. If the relevant governmental authorities identify that our current information disclosure practice do not satisfy the legal requirements, we may be required to modify our current information disclosure practice or be subject to other penalties, which could be costly, and as a result, our business, financial condition and results of operations might be materially and adversely affected.

  (x)
  If our direct lending program cooperated with institutional funding partners is deemed to be in violation of relevant PRC laws and regulations, our business, financial condition and prospects would be materially and adversely affected.

        In addition to our online lending information services, we also provide traffic referral services to institutional funding partners in collaboration with insurance companies under our direct lending program allowing the institutional funding partners to access borrowers who have passed our risk assessment, under which the insurance companies we collaborate with provide performance insurances to the institutional funding partners. The institutional funding partners make the final credit decision based on their own credit assessment and are also in charge of funding and servicing the loans. See "Business—Users and Partners—Financial Institution Partners—Institutional Funding Partners" for

details. The loans funded by the institutional funding partners and the relevant operation of us and financial institutions (including insurance companies) are also subject to applicable provisions of Circular 141 as abovementioned, including interest and fee rate. In addition, Circular 141 also sets forth several requirements on banking financial institutions participating in "cash loan" business, including, among other things, (i) with respect to the loan business conducted in cooperation with third-party institutions, such banking financial institutions shall not outsource the core business (including the credit assessment and risk control), and shall not accept any credit enhancement service whether or not in a disguised form (including the commitment to taking default risks) provided by any third-party institutions with no guarantee qualification and (ii) such banking financial institutions must require and ensure that the third-party institutions shall not collect any interests or fees from the borrowers. As Circular 141 is relatively new, it remains uncertain how the regulatory authorities will interpret and enforce the requirements. If our direct lending program cooperated with institutional funding partners is deemed to be in violation of Circular 141, we may be required to modify our business practice and/or be subject to penalties.

        Meanwhile, we have collaborated and will enhance such collaboration with our institutional funding partners, whose compliance with PRC laws and regulations may affect our business. Our collaboration with institutional funding partners in our direct lending program has exposed us to and may continue to expose us to additional regulatory uncertainties faced by such institutional funding partners. We cannot assure you that the business operations of our institutional funding partners currently are or will be in compliance with the relevant PRC laws and regulations, and in the event that our institutional funding partners do not operate their businesses in accordance with the relevant PRC laws and regulations, they will be exposed to various regulatory risks and therefore, our business, financial condition and prospects would be materially and adversely affected.

        In addition to the abovementioned potential risk factors related to our business under the PRC laws and regulations, we are also unable to predict with certainty the impact, if any, that future legislation, judicial precedents or regulations relating to the industries we are currently operating in will have on our business, financial condition and results of operations. Furthermore, the growth in the popularity of online consumer finance increases the likelihood that the PRC government will seek to further regulate this industry. In addition, we have been expanding our businesses and may enter into new business areas when we think fit. Due to the complexities and uncertainties of PRC laws and regulations governing the new industries we are going to operate our business in, we cannot assure you that all our new business operations in the future will be in compliance with the relevant laws and regulations applicable to the new industries.

        As of the date of this prospectus, except for a fine of RMB200,000 for promoting our financing projects on our website without reasonable risk warning to investors, we have never been subject to any material fines or other penalties under any PRC laws or regulations regarding our online personal financing business, including those governing the industries we are operating in in China. However, to the extent that we are not able to fully comply with any existing or new regulations when they are promulgated, our business, financial condition and results of operations may be materially and adversely affected.

         If we are unable to recover from decreases in loan origination amount and net revenues as we encountered in the nine months ended September 30, 2018 or if we are unable to successfully retain existing borrowers, investors, financial institution partners or merchant partners or attract new ones, our business and results of operations may be materially and adversely affected.

        Our loan origination amount increased by 314.3% from RMB13.9 billion in 2016 to RMB57.5 billion (US$8.4 billion) in 2017, and decreased by 4.4% from RMB38.5 billion for the nine months ended September 30, 2017 to RMB36.8 billion (US$5.4 billion) for the same period of 2018. Our total net revenues increased from RMB2,260.7 million in 2016 to RMB6,741.8 million

(US$981.6 million) in 2017, and decreased from RMB5,067.1 million for the nine months ended September 30, 2017 to RMB4,528.7 million (US$659.4 million) for the same period of 2018. To recover from the decreases we encountered in the first nine months of 2018, we must increase loan originations by retaining existing borrowers, investors, financial institution partners and merchant partners, and attracting new ones with the value of our platform. Attracting new users, financial institution partners and merchant partners is critical to the continued success of our business. However, potential users and partners who are not familiar with the industries we are operating in may not fully appreciate the value we can add. We strategically focus on serving the young generation and seek to cultivate user loyalty. Our ability to attract and retain users and partners largely depends on whether we can effectively address their needs. If there is insufficient demand for our loan products from borrowers, investors and institutional funding partners who are unable to deploy their funds in a timely or efficient manner may seek alternative investment opportunities. Conversely, without sufficient commitments from investors and institutional funding partners, borrowers may turn to other sources for their borrowing needs and merchant partners may turn to our competitors for funding. We might not be able to recover from decreases in our loan originations and net revenue as we expect if we cannot attract and retain qualified borrowers and secure sufficient commitments from investors and institutional funding partners or if borrowers and investors participate in transactions on our platform less actively. In addition, recent regulatory environment including the tightened regulatory framework limiting the growth of online lending platforms has negatively affected, and may continue to, negatively affect our business growth such as the growth of our business scale, number of users, loan facilitation amount and outstanding loan balance. For example, Beijing Rectification Office issued a Notice on January 24, 2019 requiring online lending intermediaries to continue to reduce its business scale and number of borrowers and lenders during the administrative verification period. As a result of the recent tightened regulatory environment, our operating and financial metrics, such as active users and net income decrease for the nine months ended September 30, 2018 compared to the same period in 2017, and may further materially and adversely affect our business and results of operation in the future.

        Moreover, we depend on our existing user base to cultivate user loyalty, accumulate user data and credit history, grow with our users and offer them better products and services. Our active users increased rapidly in 2017. Recently, however, we have not sustained this growth rate. The number of active users increased by 134.3% from 2.0 million in 2016 to 4.8 million in 2017, and decreased by 30.1% from 3.8 million for the nine months ended September 30, 2017 to 2.7 million during the same period in 2018. The number of registered users increased by 87.0% from 27.6 million as of December 31, 2016 to 51.6 million as of December 31, 2017, and further increased by 43.2% from 45.4 million as of September 30, 2017 to 65.0 million as of September 30, 2018. If we fail to retain our existing borrowers, investors and institutional funding partners, or if we fail to retain these borrowers, investors and institutional funding partners by offering products and services that cater to their evolving consumption needs, we may not be able to capture their long-term growth potential, and our business and results of operations may be adversely affected.

        We believe the amount of transactions on our platforms may be negatively affected by the loss of trust in us, which may be triggered by either the failure of us to serve our users or negative publicity about us, among other reasons. Please see "Risk Factors—Risks Related to Our Business and Industry—Any negative publicity with respect to us, the industries we are operating in in general and our partners may materially and adversely affect our business and results of operations." If, for any reason, we suffer a loss of trust from our users and partners, we may not be able to capture their long-term growth potential, and our business and results of operations may be adversely affected.

         If we are not able to respond to changes in user preferences for our products and services and provide a satisfactory user experience on our platform, or our existing and new products and services do not maintain or achieve sufficient market acceptance, we will not be able to maintain and expand our user base and increase user activities, and our financial results and competitive position will be harmed.

        We believe that our user base is the cornerstone of our business. Our ability to maintain and expand our user base depends on a number of factors, including our ability to offer suitable loan products or online wealth management products for our users, and our ability to provide relevant and timely products and services to meet changing user needs. If we are unable to respond to changes in user preference and deliver satisfactory and distinguishable user experience, our users may switch to competing platforms or obtain the relevant products and services directly from their providers. As a result, user access to and user activity on our platform will decline, our products and services will be less attractive to our users, and our business, financial performance and prospects will be materially and adversely affected.

        We have devoted significant resources to, and will continue to emphasize on, upgrading and marketing our existing loan products and online wealth management products and enhancing their market awareness. We also incur expenses and expend resources upfront to develop, acquire and market new loan products and online wealth management products that incorporate additional features, improve functionality or otherwise make our products more desirable to borrowers and investors. New loan products and online wealth management products must achieve high levels of market acceptance in order for us to recoup our investment in developing, acquiring and bringing them to market.

        Our existing and new loan products and online wealth management products could fail to attain sufficient market acceptance for many reasons, including:

  •
  borrowers may not find terms of our loan products, such as borrowing costs and credit limit, competitive or appealing;

  •
  we may fail to predict market demand accurately and provide loan products that meet this demand in a timely fashion;

  •
  users may not like, find useful or agree with, any changes;

  •
  there may be defects, errors or failures on our platform;

  •
  there may be negative publicity about our loan products and online wealth management products or our platform's performance or effectiveness;

  •
  regulatory authorities may take the view that the existing and new loan products and online wealth management products or changes to our platform do not comply with PRC laws, regulations or rules applicable to us; and

  •
  there may be competing products and services introduced or anticipated to be introduced by our competitors.

        If our existing and new loan products and online wealth management products do not achieve adequate acceptance in the market, our competitive position, results of operations and financial condition could be harmed.

         We may not be able to maintain our current level of fee rates and any material reduction in our fee rates will decrease our profitability and cause material and adverse impact on our business, results of operations and financial condition.

        We earn a substantial majority of our revenues from the service fees that we collect from our borrowers and investors for our loan facilitation services and post-origination services. We may not be able to maintain the current service fee rates due to more intense competition in the future. These fee rates may also be subject to change based on the prevailing political, economic, regulatory, taxation and competitive factors. Any material reduction in our fee rates could have a material adverse effect on our business, results of operations and financial condition.

         If we are unable to maintain low delinquency rates for loans facilitated by us, our business, financial conditions and results of operation may be materially and adversely affected.

        Our delinquency rates by balance for loan principal that was 15-30, 31-60, 61-90 and 91-180 calendar days past due decreased as of September 30, 2018. For details, please refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations—Loan Performance Data." Loan delinquency rates may be significantly affected by factors beyond our control or beyond the control of the borrowers. Our borrowers are individuals who may expose investors to greater credit risks than larger, better-capitalized institutional borrowers with established track records. The types of borrowers we serve also generally have fewer financial resources than more established entities to weather a downturn in the economy. Conditions such as inflation, economic downturn, local policy change, adjustment of industrial structure, natural disasters and other factors beyond our control may increase the delinquency rates for such borrowers. Furthermore, the unsecured nature of a majority of the loans facilitated by us may cause larger losses to investors in the event of increased delinquency rates as compared with secured loans.

        We aim to reduce the loan delinquency rates through our ability to implement and maintain an effective credit risk management system. We have established extensive risk management policies and procedures that seek to mitigate the riskiness of the loans we facilitate. See "Business—Risk Management." However, as we have a relatively short operating history in the industries we are currently operating in, our historical experience may not provide a sufficient basis for us to evaluate and maintain the effectiveness of our risk management system at all times. The risk management procedures and policies we have in place may not anticipate unforeseen risks or the magnitude of potential losses that may be caused by the unforeseen risks. Our credit scoring models might not be adequate in effectively evaluating the credit risk of prospective borrowers. In addition, if a borrower's financial condition deteriorates after his or her loan application is approved, we may not be able to take measures to prevent delinquency on the part of the borrower and thereby maintain a reasonably low delinquency rate for loans facilitated by us.

        Because investment in loans facilitated by us involves inherent risks, we are unable to completely eliminate borrowers' delinquent despite various preventive and investor protection measures we have taken or will take. For example, subject to credit assessment result for each loan application, a borrower is allowed to take out multiple loans at a time on our platform if the total outstanding balance is within the approved credit limit for the specific borrower. As such, it is possible that borrowers may take out new loans on our platform to pay off their other existing loans facilitated by us or for other purposes. Given the practical difficulty in tracking and controlling the usage of borrowed funds, we are not able to effectively prevent borrowers from "rolling over" their loans facilitated by us. Furthermore, human errors on the part of our employees or agents to correctly follow our procedures may unpredictably cause us to render the wrong decisions on borrower applications. If our risk management policies and procedures turn out to be ineffective or if we fail to effectively implement or our employees and agents fail to correctly carry out such policies and procedures, the delinquency rate of loans facilitated by us might increase. If that is the case, even if we have a safety net of mechanisms such as the arrangement with the financing guarantee company and the insurance companies, the affected investors will still have concerns on the quality of our borrowers, and our business, financial condition and results of operations may be materially and adversely affected.

        We maintain an insurance arrangement with Taiping General Insurance Co., Ltd. ("China Taiping") or PICC Property and Casualty Company Limited ("PICC"), each a reputable third-party insurance provider, to provide insurance to investors for the majority of loans with terms of no more than 12 months. However, such investor protection mechanism may not function in certain scenarios. For example, there are loans with terms of no more than 12 months that are not covered by the third party insurance program. Under our enhanced investors' protection plan adopted in September 2017, we originated approximately RMB4.1 billion (US$0.6 billion) of loans with terms of no more than 12 months protected by Nanfeng Guarantee since the adoption of the enhanced investors' protection plan in September 2017 until December 31, 2017. The M3+ Delinquency Rate by Vintage for such loans calculated as the result of weighted average by volume of the monthly M3+ delinquency rates by vintage as of September 30, 2018 was 3.87%. Furthermore, as with other types of insurance, China Taiping or PICC may refuse to pay compensation if China Taiping or PICC determines an investor is not entitled to compensation. In addition, on July 11, 2017, China Insurance Regulatory Commission promulgated the Interim Measures for the Supervision of Credit Guarantee and Insurance Business, or the Interim Measures for the Credit Guarantee, pursuant to which the insurance companies carrying out credit insurance businesses, such as China Taiping and PICC, are required to comply with the regulatory requirements on solvency and ensure the overall size of business is appropriate for the capital strength of the insurance company. When carrying out credit insurance business, insurance companies are required to pay particular attention to the underlying risks, fully assess the impact of credit insurance business on the solvency of the company, and duly perform liquidity risk management. The insurance companies have to establish more stringent internal control measures to ensure the compliance of the credit insurance business. Furthermore, the Interim Measures for the Credit Guarantee sets out specific rules regarding insurance companies carrying out credit insurance business via online lending platform, under which the insurance companies shall not cooperate with the online lending platforms that are not in compliance with the applicable laws governing the online lending industry. Depending on the type of credit insurance business and the nature of the policyholder, the balance of self-retained liability of the insurance company cannot exceed the respective limits as set forth in the Interim Measures for Credit Guarantee. If China Taiping or PICC decides to terminate our insurance arrangements, not to renew such arrangements after the expiry of our cooperation agreements or to significantly increase the insurance premiums, our investment opportunities may become less attractive to investors.

        We cooperate with Guangdong Success Finance Guarantee Company Limited ("Guangdong Success"), a financing guarantee company with whom we set up our depository account under our current investors' protection plan to compensate the investors for loans with terms of over 12 months and for loans with terms of no more than 12 months that are not covered by the third party insurance program. However, as Guangdong Success only has limited guarantee obligations to repay the investors, if the loan delinquency rate on our platform is higher than expected, the affected investors may not get compensated and will suffer the losses on their investments accordingly. An increase in the delinquency rates for loans facilitated by us may also reduce the financial returns to our investors in general and make products and services offered by us appear riskier to potential investors, thereby damaging our reputation and reducing the amount of funds available for lending on our platform, which would further harm our business and results of operations.

         Credit and other information that we receive from prospective borrowers and third parties about a borrower may be inaccurate, outdated or may not accurately reflect the borrower's creditworthiness, which may compromise the accuracy of our credit assessment.

        For the purpose of credit assessment, we obtain information from the prospective borrowers. We also leverage the information from the third parties to verify the information provided by the prospective borrowers in compliance with industry practice. Those information, however, may not be complete, accurate or reliable. A credit score assigned to a borrower may not reflect that particular borrower's actual creditworthiness because the credit score may be based on incomplete or inaccurate borrower information. Additionally, we are subject to the credit cycle and the risk of deterioration of the credit profile of the borrowers. For example, once we have obtained a borrower's information, the borrower may subsequently (i) become delinquent in the payment of an outstanding obligation; (ii) delinquent on a pre-existing debt obligation; (iii) take on additional debt; or (iv) sustain other adverse financial events, making the information we have previously obtained outdated. In addition, we often do not verify a borrower's intended use of loan proceeds after disbursement of loan proceeds, and the borrower may use loan proceeds for other purposes with increased risk than as originally provided. If investors invest in loans through our platform based on information supplied by borrowers that is inaccurate, misleading or incomplete, those investors may not receive their expected returns and our reputation may be harmed. We determine whether borrowers have additional outstanding loans using external databases at the time they apply for a loan through our platform. We also review borrower records in the databases on a regular basis. However, due to the lack of an industry-wide information sharing arrangement, we may not be aware of all outstanding debts of a borrower and the other investors or platforms face the same challenge. As a result, it is likely that a borrower may borrow money through our platform in order to pay off the loans on other platforms and vice versa. If a borrower incurs additional debt before fully repaying any loan such borrower takes out on our platform, the additional debt may impair the ability of that borrower to make payments on his or her loan and the investor's ability to receive investment returns associated with such loan. In addition, the additional debt may adversely affect the borrower's creditworthiness generally, and could result in the financial distress or insolvency of the borrower. To the extent that a borrower has or incurs other indebtedness and cannot repay all of his or her indebtedness, the obligations under the loans will rank pari passu to each other and the borrower may choose to make payments to other creditors rather than to investors on our platform.

        In addition, such inaccurate, outdated or incomplete borrower information could compromise the accuracy of our credit assessment and adversely affect the effectiveness of our risk management, which could in turn increase the delinquency rates of the transactions on our platform and harm our reputation.

         If our ability to collect delinquent loans is impaired, our business and results of operations might be materially and adversely affected.

        Our failure to collect the delinquent loan will make our platform appears riskier to the investors and institutional funding partners, and will harm our reputation. We primarily rely on third-party collection companies to assist us with payment collection from time to time. If our or our third party collection companies' collection methods, such as text message reminders, phone calls and legal letters, are not as effective as they were and we fail to respond quickly and improve our collection methods, our delinquent loan collection rate may decrease and our investors and institutional funding partners may suffer loss. If those collection methods are viewed by the borrowers or regulatory authorities as harassments, threats or other illegal conducts, we may be subject to lawsuits initiated by the borrowers or prohibited by the regulatory authorities from using certain collection methods. If this were to happen and we fail to adopt alternative collection methods in a timely manner or the alternative collection methods are proven not effective, we might not be able to maintain our delinquent loan collection rate and the investors' confidence in our platform may be negatively affected. If any of the foregoing takes place and impairs our ability to collect delinquent loans, the transaction volumes on our platform will decrease and our business and results of operations could be materially and adversely affected.

         If we fail to secure adequate funding from investors and institutional funding partners at a reasonable cost to maintain sufficient liquidity for our online wealth management products, our reputation, results of operations and financial condition may be materially and adversely affected.

        The growth and success of our operations depend on the availability of adequate funding to meet borrower demand for loans on our platform. We derive our funding from a variety of sources including investors and our institutional funding partners. The number of active investors on our platform increased by 66.5% from 0.7 million in 2016 to 1.2 million in 2017, and decreased by 21.4% from 1.0 million for the nine months ended September 30, 2017 to 0.8 million for the same period of 2018. We intend to cooperate with more institutional funding partners to further diversify our funding. To the extent there is insufficient funding from investors or institutional funding partners willing to accept the risk of delinquency posed by potential borrowers or the particular type of funding could be matched to only certain group of our borrowers due to restrictions imposed by current or existing laws or regulations, loans originated by us may be significantly impacted. Also, to the extent that the funding sources' risk appetite changes, funding sources may choose not to fund loans originated by us.

        In addition, powered by our automated investing tools, we offer investors a variety of fixed income products consisting of loan portfolios featured with different investment commitment periods, expected rates of return and minimum investment balances. If an investment commitment period ends during the term of an underlying loan, we will facilitate the investor's exit on the investor's behalf by transferring his or her investor's rights with respect to the underlying loans. There is no guarantee that the transfer of the underlying loans upon the expiry of the investment commitment period will be arranged successfully. In addition, if a cash-out request is made by an investor within the investment commitment period, we have discretion to handle the transfers of the loans on a case-by-case basis. If the transfers are arranged successfully, the investor will receive the principal and the accrued interests as determined by their actual investment period. We charge the investors service fees for early termination. For both scenarios, there is no guarantee that any loan transfers will be successfully arranged. The smooth operations of our investment products require sufficient liquidity consistently. In the event that investors request to withdraw a substantial amount of their investments at the same time or within a short time period, it may cause a run on our investment products. Although we have developed sophisticated algorithm and system to match the invest-in and cash-out requests among the investors to provide liquidity, we cannot guarantee that we will be able to maintain the liquidity at a sufficient level that every cash-out request from our investors who subscribe for our fixed income products can be met. While making no guarantees to meet the cash-out request by the investors, we may suffer damage to our investor recognition if we turn down most of such cash-out request, which could materially and adversely impact our results of operations.

        The smooth operations of our business require sufficient liquidity on a consistent basis. However, if any of the risks described above were to occur, our reputation, results of operations, financial condition and business prospect may be materially and adversely affected.

         Loss of or failure to maintain relationship with our partners or implement our strategy to develop new relationships with other potential partners may materially and adversely affect our business and results of operations.

        We currently rely on a number of partners in various aspects of our business. For example, we acquire borrowers from the merchant partners we work with, and diversify our funding by working with more institutional funding partners. We also cooperate with other types of partners across functions. See"—Business—Our Users and Partners—Our Other Partners." We anticipate that we will continue to leverage strategic relationships with existing partners to grow our business while pursuing new relationships with additional partners.

        Pursuing, establishing and maintaining relationships with partners require significant time and resources as does integrating third-party data and services with our system. Our current agreements with partners generally do not prohibit them from working with our competitors or from offering competing services. Our competitors may be more effective in providing incentives to our partners to favor their products or services, which may in turn reduce the volume of loans facilitated by us or make or products and services less attractive to our partners. In addition, certain partners, such as China Taiping may terminate its cooepratiaon with us if it decides that we would have difficulaties in completing the record-filing for our online lending informaiton services. Furthermore, certain types of partners may build their in-house solutions and devote more resources to support their own competing businesses. For example, according to Oliver Wyman, in June 2017, JD.com and ICBC announced their strategic cooperation in key financial regions including retail banking, consumer finance and wealth management. In addition, these partners may not perform as expected under our agreements with them, and we may have disagreements or disputes with them, which could adversely affect our brand and reputation. If we cannot successfully enter into and maintain effective strategic relationships with partners, our business will be harmed.

        In addition, if any of our partners fails to perform properly, we cannot assure you that we will be able to find an alternative in a timely and cost-efficient manner or at all. Any of these occurrences could result in our diminished ability to operate our business, potential liability to our users and partners, inability to attract users and partners, reputational damage, regulatory intervention and financial harm, which could negatively impact our business, financial condition and results of operations.

         We may not be able to ensure the accuracy of the third-party product information and the authenticity of third-party wealth management products on our platform, and we have limited control over performance of investment products we distribute.

        We offer other onshore and offshore investment products such as stock investments, insurance and fund investment products. The underlying wealth management products are offered by third-parties. The acceptance and popularity of our platform is partially premised on the reliability of the relevant underlying wealth management products and information on our platform. We rely on the relevant third-party providers of the relevant wealth management products for the authenticity of their underlying products and the comprehensiveness, accuracy and timeliness of the related financial information. While the products and information from these third-party providers have been generally reliable, there can be no assurance that the reliability can be maintained in the future. If these third-party providers or their agents provide inauthentic financial products or incomplete, misleading, inaccurate or fraudulent information, we may lose the trust of existing and prospective investors. In addition, if our investors purchase the underlying wealth management products that they discover on our platform and they suffer losses, they may blame us and attempt to hold us responsible for their losses, even though we have made risk disclsoures before they invest. Our reputation could be harmed and we could experience reduced user traffic to our platform, which would adversely affect our business and financial performance.

        Furthermore, as investors access the underlying wealth management products through our platform, they may have the impression that we are at least partially responsible for the quality of these products. Although we have established standards to screen products providers before selling their products on our platform, we have limited control over performance of the investment products we distribute. In the event that an investor is dissatisfied with underlying products or the services of a products provider, we do not have any means to directly make improvements in response to user complaints. If investors become dissatisfied with the underlying wealth management products available on our platform, our business, reputation, financial performance and prospects could be materially and adversely affected.

         Because some users may come to our platform from referrals of third parties, it is possible that an unsatisfied user could make a claim against us based on the content of any information provided by these third parties that could result in claims that are costly to defend and distracting to management.

        Some users may be referred to our platform after receiving and reviewing the information provided by a third party. We do not verify, validate or modify any information provided by third-party websites and, while we do not believe we would have liability for such information, it is possible that an unsatisfied user could bring claims against us based on such information. Such claims could be costly and time-consuming to defend and would distract management's attention from the operation of our business and create negative publicity, which could affect our reputation.

         Our online wealth management products are subject to risks related to lawsuits and other claims brought by our investors.

        We may be subject to lawsuits and other claims in the ordinary course of providing online wealth management products to our investors. Investors generally authorize us to choose borrowers on their behalf. We may face arbitration claims and lawsuits brought by investors based on our loan matching which turned out to be unsuitable. We may also be subject to claims for failing to provide sufficient information on investment risks or for failing to provide access to such relevant information in a manner that is clear and readily accessible to investors. We may also be subject to claims against us in connection with investment products for delays in identifying suitable corresponding loans, which risk may be heightened during periods when credit, equity or other financial markets are deteriorating in value or are volatile, or when investors experience losses. Actions brought against us may result in settlements, awards, injunctions, fines, penalties or other results adverse to us including harm to our reputation and our results of operations.

        Even if we are successful in defending against these actions, the defense of such matters may result in our incurring significant expenses, divert management attention and damage our reputation. See also "—If we fail to promote and maintain our brand in a cost-efficient way, we may lose market share and our revenue may decrease."

         Misconduct, errors and failure to function by our employees and third-party service providers could harm our business and reputation.

        We are exposed to many types of operational risks, including the risk of misconduct and errors by our employees and third-party service providers. Our business depends on our employees and third-party service providers to interact with potential borrowers, investors and our partners, process large numbers of transactions and support the loan collection process, all of which involve the use and disclosure of personal information. We could be materially adversely affected if transactions were redirected, misappropriated or otherwise improperly executed, if personal information was disclosed to unintended recipients or if an operational breakdown or failure in the processing of transactions occurred, whether as a result of human error, purposeful sabotage or fraudulent manipulation of our operations or systems. In addition, the manner in which we store and use certain personal information and interact with borrowers, investors and partners through our platform is governed by various PRC laws. It is not always possible to identify and deter misconduct or errors by employees or third-party service providers, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses. If any of our employees or third-party service providers take, convert or misuse funds, documents or data or fail to follow protocol when interacting with borrowers and investors, we could be liable for damages and subject to regulatory actions and penalties. We could also be perceived to have facilitated or participated in the illegal misappropriation of funds, documents or data, or the failure to follow protocol, and therefore be subject to civil or criminal liability. Furthermore, we use third-party loan collection companies for loan collection services.

Aggressive practices or misconduct by such third-party loan collection companies in the course of collecting loans could damage our reputation.

         Any failure by our third-party service providers to comply with applicable anti-money laundering and anti-terrorism financing laws and regulations could damage our reputation.

        Currently, we rely on our third-party service providers, in particular the custodian bank and payment companies that handle the transfer of funds between borrowers and investors, to have their own appropriate anti-money laundering policies and procedures. The custodian bank and payment companies are subject to anti-money laundering obligations under applicable anti-money laundering laws and regulations and are regulated in that respect by the People's Bank of China, or the PBOC. If any of our third-party service providers fails to comply with applicable anti-money laundering laws and regulations, our reputation could suffer and we could become subject to regulatory intervention, which could have a material adverse effect on our business, financial condition and results of operations.

        In addition, the Interim Measures and the Administrative Measures for Anti-money Laundering and Counter-terrorism Financing by Internet Finance Service Agencies (for Trial Implementation) promulgated by relevant government authorities have imposed on us the obligation of anti-money laundering and anti-terrorism financing, including the verification of customer identification, the reporting of suspicious transactions, and the preservation of customer identification information and transaction records. While we are in the process of formulating policies and procedures, including internal controls and "know-your-customer" procedures, aimed at preventing money laundering and terrorism financing, we cannot assure you that we will be able to establish and maintain effective anti-money laundering and anti-terrorism financing policies and procedures to protect our platform from being exploited for money laundering or terrorism financing purposes or that such policies and procedures, if adopted, will be deemed to be in compliance with applicable anti-money laundering and anti-terrorism financing laws and regulations, including the Interim Measures.

         We may be subject to claims under consumer protection laws, including health and safety claims and product liability claims, if property or people are harmed by the merchandise offered by us on our platform.

        Our proprietary online shopping platform One Card Mall allows users to buy merchandise from third-party merchandise suppliers, and some of such merchandise may be defectively designed or manufactured. We are subject to consumer protection laws. As a result, offerings of defective merchandise on our platform could expose us to product liability claims relating to personal injury or property damage and may require product recalls or other actions. Operators of e-commerce platforms are subject to certain provisions of consumer protection laws even where such operator is not the manufacturer or provider of the products or services purchased by the consumer. For example, under applicable consumer protection laws in China, e-commerce platform operators may be held liable for consumer claims relating to damages if such operators are unable to provide consumers with the true name, address and contact details of the sellers or the service providers. In addition, if we do not take appropriate remedial action against merchants for actions they engage in that we know, or should have known, would infringe upon the rights and interests of consumers, we may be held jointly liable for infringement alongside the merchants. Moreover, applicable consumer protection laws in China provide that platforms will be held liable for failing to meet any undertakings that the platforms make to consumers with regard to products listed on the platforms. We may also be held jointly liable with merchants who do not possess the proper licenses or authorizations to sell goods or sell goods that do not meet product standards. Third parties subject to such injury or damage may bring claims or legal proceedings against us. In addition, we may face activist litigation in China by plaintiffs claiming damages based on consumer protection laws, which may result in increased costs in defending such suits and damages should we not prevail, which could materially and adversely affect our reputation and brands and our results of operations. We do not maintain product liability insurance for merchandise offered on our platform, and our rights of indemnity from these third-party merchandise suppliers, if any, may not adequately cover us for any liability we may incur. As a result, any material product liability claim or litigation could have a material and adverse effect on our business, financial condition and results of operations. Even unsuccessful claims could result in the expenditure of funds and management time and resources and could materially reduce our net income and profitability.

        Furthermore, our agreements with these third-party merchandise suppliers may not include clauses that indemnify us for any losses we may suffer or any costs we may incur due to any merchandise as a result of our suppliers' breach, and we may not be able to successfully enforce our contractual rights and may need to initiate costly and lengthy legal proceedings in China to protect our rights.

         Fluctuations in interest rates could negatively affect our business.

        The profitability of our business depends on the interest and fee rates at which our borrowers are willing to borrow, and the interest and fee rates at which our investors are willing to lend, subject to limitations of PRC laws and regulations. We have taken measures to aim to react to the fluctuations in the interest rate environments. However, if we fail to respond to the fluctuations in interest rates in a timely manner and reprice our loan products, our loan products may become less attractive to our investors and institutional funding partners. For example, in a falling interest rate environment, potential borrowers may seek lower priced loans from other channels if we do not lower the interest and fee rates on our loan products. Similarly, if we fail to respond to fluctuations in interest rates in a timely manner and reprice our wealth management products, our wealth management products may lose competitiveness. For example, in a rising interest rate environment, potential investors may seek higher return investments from other channels if we do not increase the return on our wealth management programs. Moreover, if we are unable to reprice our loan products and wealth management products correspondingly, the spreads between the interest and fee rates on our loan products and the interest and fee rates on our investment services may be reduced, and our profitability may be adversely affected.

         Any negative publicity with respect to us, the industries we are operating in in general and our partners may materially and adversely affect our business and results of operations.

        Reputation of our brand is critical to our business and competitiveness. Factors that are vital to our reputation include but are not limited to our ability to:

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  maintain the quality and reliability of our platforms;

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  provide borrowers, investors and partners with a superior experience;

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  enhance and improve our credit assessment and risk-pricing models;

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  effectively manage and resolve borrower and investor complaints; and

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  effectively protect personal information and privacy of borrowers and investors.

        Any malicious or negative allegation made by the media or other parties about the foregoing or other aspects of our company, including but not limited to our management, business, compliance with law, financial condition or prospects, whether with merit or not, could severely compromise our reputation and harm our business and operating results.

        As the industries we are operating in are new and the regulatory framework for these industries is also evolving, negative publicity about these industries may arise from time to time. Negative publicity about the industries we are operating in in general may also have a negative impact on our reputation, regardless of whether we have engaged in any inappropriate activities. The PRC government has recently instituted specific rules, including but not limited to the Internet Finance Guidelines, the Interim Measures, the Funds Custodian Guidelines, the Information Disclosure Guidelines and the

Compliance Inspection Notice, to develop a more transparent regulatory environment for the industries we are operating in. See "Regulation—Regulations Related to our Business Operation in China—Regulations Related to Online Lending Information Intermediary Services." Any players in the industries we are operating in who are not in compliance with these regulations may adversely impact the reputation of the industries as a whole. Furthermore, any negative development in, or negative perception of, the industries we are operating in as a whole, even if factually incorrect or based on isolated incidents, could compromise our image, undermine the trust and credibility we have established and impose a negative impact on our ability to attract new borrowers and investors. Negative developments in the industries we are operating in, such as widespread borrower defaults, fraudulent behavior and/or the closure of other online lending, may also lead to tightened regulatory scrutiny of the sector and limit the scope of permissible business activities that may be conducted by other online lending platforms like us. For instance, since the second quarter of 2018, in response to the tightened regulatory framework and the challenging macro-economic conditions in China, there were an increasing number of reports of business failures of, or accusations of fraud and unfair dealing against, certain companies in the online lending industry in China. Recently there has been increased media coverage of marketplace lending platforms business failures. Although the market exits of these companies may result in more healthy and stable development of the industries we are operating in, to the extent borrowers, investors, financial institution partners or our merchant partners associate our company with these companies, they may be less willing to participate on our platform. Under such a challenging regulatory environment, investors' willingness to invest on our platform declined, and the loan origination volume decreased in the first nine months of 2018 compared to the same period in 2017. Starting in the second half of 2018, PRC government commenced implementing monetary and fiscal policies to provide more liquidity to the market, which to some extent alleviated investors' concerns, and the number of such news reports started to subside. However, there is still substantial uncertainty with respect to PRC regulatory environment in this field, and we cannot assure you that similar negative news reports will not appear again in the future.

        In addition, negative publicity about our partners, outsourced service providers or other counterparties, such as negative publicity about their loan collection practices and any failure by them to adequately protect the information of our borrowers and investors, to comply with applicable laws and regulations or to otherwise meet required quality and service standards could harm our reputation. If any of the foregoing takes place, our business and results of operations could be materially and adversely affected.

         Fraudulent activity on our platform could negatively impact our operating results, brand and reputation.

        We are subject to the risk of fraudulent activity both on our platform and associated with borrowers, investors and third parties handling borrower and investor information. Our resources, technologies and fraud detection tools may be insufficient to accurately detect and prevent fraud. Significant increases in fraudulent activity could negatively impact our brand and reputation, cause loss to investors and reduce the volume of loans facilitated by us. We may also find it necessary to take additional steps to reduce fraud risk, which could increase our costs and expenses. For example, if some illegitimate investors engage in activities such as identity theft and fraudulent lending, borrowers will walk away from obtaining funding from such sources. The reputation of the entire industry could be harmed and the borrowers will stop borrowing money on our platform and may turn to traditional channels such as banks. High profile fraudulent activity could even lead to regulatory intervention, and may divert our management's attention and cause us to incur additional expenses and costs. If any of the foregoing were to occur, our results of operations and financial condition could be materially and adversely affected.

         We have obligations to verify information relating to borrowers and detecting fraud. If we fail to perform such obligations to meet the requirements of relevant laws and regulations, we may be subject to liabilities.

        Our business of connecting investors and borrowers constitutes an intermediary service, and our contracts with investors and borrowers are intermediation contracts under the PRC Contract Law. Under the PRC Contract Law, an intermediary that intentionally conceals any material information or provides false information in connection with the conclusion of an intermediation contract, which results in harm to the client's interests may not claim for any service fee for its intermediary services, and is liable for any damage incurred by the client. Therefore, if we fail to provide material information to investors and are found to be at fault, for failure or deemed failure to exercise proper care, to conduct adequate information verification or supervision, we could be subject to liabilities as an intermediary under the PRC Contract Law. In addition, the Interim Measures have imposed on online lending information intermediaries, including us, additional obligations to verify the truthfulness of the information provided by or in relation to loan applicants and to actively detect fraud. We leverage a large database of past fraud accounts information and sophisticated rule-based detection technology in detecting fraudulent behaviors. Based on new data collected and fraudulent behaviors detected during our daily business operations, we update our database on a regular basis. As the Interim Measures are relatively new, there are regulatory uncertainties as to what extent online lending information intermediaries should exercise care in detecting fraud. Although we believe that as an information intermediary, we should not bear the credit risk for investors as long as we take reasonable measures to detect fraudulent behaviors, we cannot assure you that we would not be subject to any liabilities under the Interim Measures if we fail to detect any fraudulent behavior. If that were to occur, our results of operations and financial condition could be materially and adversely affected.

         Our failure to compete effectively could adversely affect our results of operations and market share.

        The industries we are operating in are competitive and evolving. We compete with financial products and companies that attract borrowers and investors, partners or all of these. With respect to loan products, we compete with market players such as traditional financial institutions, small loan companies, e-commerce driven installment platforms and other independent consumer finance platforms; with respect to online wealth management products, we complete with market players such as internet ecosystem owners providing cash management and quasi fixed income products, online third-party financial brokers and information providers, and marketplace lending platforms.

        Our competitors may operate with different business models, have different cost structures or participate selectively in different market segments. They may ultimately prove more successful or more adaptable to new regulatory, technological and other developments. Some of our current and potential competitors have significantly more financial, technical, marketing and other resources than we do and may be able to devote greater resources to the development, promotion, sale and support of their development. Our competitors may also have more extensive borrower or investor bases, greater brand recognition and brand loyalty and broader partner relationships than us. Additionally, a current or potential competitor may acquire one or more of our existing competitors or form a strategic alliance with one or more of our competitors. Any of the foregoing could adversely affect our business, results of operations, financial condition and future growth. In addition, our competitors may be better at developing new products, responding faster to new technologies and undertaking more extensive marketing campaigns. When new competitors seek to enter our target market, or when existing market participants seek to increase their market share, they sometimes undercut the pricing and/or terms prevalent in that market, which could adversely affect our market share or ability to exploit new market opportunities. Our pricing and terms could deteriorate if we fail to act to meet these competitive challenges. Furthermore, to the extent that our competitors are able to offer more attractive terms to our partners, such partners may choose to terminate their relationships with us. If we are unable to compete with such companies and meet the need for innovation in the industries we are operating in, the demand for our products and services could stagnate or substantially decline, we could experience reduced revenues or our platform could fail to achieve or maintain more widespread market acceptance, any of which could harm our business and results of operations.

         If we fail to promote and maintain our brand in a cost-efficient way, we may lose market share and our revenue may decrease.

        We believe that developing and maintaining the awareness of our brand is critical to achieving widespread acceptance of our products and services, gaining trust in our brand and attracting new borrowers, investors, financial institution partners and merchant partners to our platform. Successful promotion of our brand will depend largely on the effectiveness of our marketing efforts, the success of the channels we use to promote our platform, and the user experience we provide on our platform. Historically, our efforts to build our brand have incurred significant expense. Our sales and marketing expenses were RMB1,168.4 million and RMB2,243.7 million (US$326.7 million) in 2016 and 2017, and RMB1,584.1 million and RMB1,415.4 million (US$206.1 million) for the nine months ended September 30, 2017 and 2018, and it is likely that our future marketing efforts will require us to incur significant additional marketing expenses. These brand promotion activities may not increase our revenues immediately or at all, and, even if they do, any revenue increases may not offset the expenses we incur to promote our brand. If we fail to successfully promote and maintain our brand, or if we incur substantial expenses in an unsuccessful attempt to promote and maintain our brand image, we may lose our existing users to our competitors or be unable to attract new users, which may cause our revenue to decrease and negatively impact our business and results of operations.

         If we fail to manage our growth effectively, our business may be materially and adversely affected.

        We have experienced rapid growth, particularly in our user base and transaction volume, in 2017. Recently, however, we have not sustained this growth rate. The number of active users increased by 134.3% from 2.0 million in 2016 to 4.8 million in 2017, and decreased by 30.1% from 3.8 million for the nine months ended September 30, 2017 to 2.7 million for the same period of 2018. The number of registered users increased by 87.0% from 27.6 million as of December 31, 2016 to 51.6 million as of December 31, 2017, and further increased by 43.2% from 45.4 million as of September 30, 2017 to 65.0 million as of September 30, 2018. Our loan origination amount increased by 314.3% from RMB13.9 billion in 2016 to RMB57.5 billion (US$8.4 billion) in 2017, and decreased by 4.4% from RMB38.5 billion for the nine months ended September 30, 2017 to RMB36.8 billion (US$5.4 billion) for the same period of 2018. Our fixed income investment volume increased by 173.5% from RMB32.5 billion in 2016 to RMB88.9 billion (US$12.9 billion) in 2017, and further increased by 2.1% from RMB63.3 billion for the nine months ended September 30, 2017 to RMB64.6 billion (US$9.4 billion) for the same period of 2018. Our growth has placed, and will continue to place, a significant strain on our management, personnel, systems and resources. Our success will depend in part on our ability to manage the growth we achieve effectively. To accommodate our growth, we will need to implement a variety of new and upgraded operational and financial systems, procedures and controls, including the improvement of our accounting and other internal management systems. For example, the number of borrowers and investors and the volume of loans facilitated through our platform will need to increase in order for us to continue our growth in the future, which will require us to expand our facilities and infrastructure and increase our personnel to accommodate the greater servicing obligations and demands on our platform. To expand our user base and transaction volume, we are also subject to greater exposure to loan delinquency risk. Such expansion may also increase our expose to liquidity risk. To accommodate our growth, we also need to continue to hire, train and manage new employees as needed. If our new hires perform poorly, or if we are unsuccessful in hiring, training, managing and integrating these new employees, or if we are not successful in retaining our existing employees, our business may be harmed. The addition of new employees and the system development that we anticipate will be necessary to manage our growth will increase our cost base, which will make it more difficult for us to offset any future revenue shortfalls by reducing expenses in the short term. If we fail to successfully manage our growth, we will be unable to execute our business plan.

        If we are unable to effectively enhance the capacity of our platform and maintain the necessary infrastructure and personnel to provide a larger user base with the same quality services that our users have come to expect from us, the transaction volume through our platform will be significantly affected, and our operating results will be materially and adversely harmed. People may not continue to trust our platform as a credible source of funding and investment. We may not be able to continue to convince and attract potential new borrowers, investors, financial institution partners and our merchant partners of the value of our services because they may consider our platform to be highly risky and unreliable.

         We operate in a market where the credit infrastructure is still at an early stage of development.

        China's credit infrastructure is still at an early stage of development. The Credit Reference Center established by the PBOC in 2002 has been the only credit reporting system in China. This centrally managed nationwide credit database operated by the Credit Reference Center only records limited credit information, such as tax payments, civil lawsuits, foreclosure and bankruptcy. Moreover, this credit database is only accessible to banks and a limited number of market players authorized by the Credit Reference Center and does not support sophisticated credit scoring and assessment. In 2015, the PBOC announced that it would open the credit reporting market to private sectors with a view to spurring competition and innovation, but it may be a long-term process to establish a widely-applicable, reliable and sophisticated credit infrastructure in the market where we operate.

         The origination of loans on our platform could give rise to liabilities under PRC laws and regulations that prohibit illegal fundraising and unauthorized public offerings.

        PRC laws and regulations prohibit persons and companies from raising funds by advertising to the public a promise to repay premium or interest payments over time through payments in cash or in kind except with the prior approval of the applicable government authorities. Failure to comply with these laws and regulations may result in penalties imposed by the PBOC, the State Administration for Industry and Commerce (currently known as the State Administration for Market Regulation), or the SAIC, and other governmental authorities, and can lead to civil or criminal lawsuits.

        The PRC Securities Law prohibits the issuance of securities for public offering without obtaining prior approval in accordance with the provisions of the law. The following offerings are deemed to be public offerings under the PRC Securities Law: (i) offering of securities to non-specific targets; (ii) offering of securities to more than 200 specific targets; and (iii) other offerings provided by the laws and administrative regulations. Additionally, private offerings of securities may not be carried out through advertising, open solicitation and disguised publicity campaigns. If any transaction between a borrower and multiple investors is identified as a public offering by PRC government authorities, we may be subject to sanctions under PRC laws and our business may be adversely affected.

        We have taken measures to avoid conducting any activities that are prohibited under the illegal-fundraising related laws and regulations. We act as intermediaries between borrowers and investors. In addition, except for the service fees that we charge the investors, we do not directly receive any funds from investors in our own accounts and funds from investors are deposited into and settled by a third-party custodian account managed by China Huaxia Bank. To date, we have not been subject to any fines or other penalties under any PRC laws and regulations that prohibit illegal fundraising. Nevertheless, considerable uncertainties exist with respect to the PBOC, the SAIC and other governmental authorities' interpretations of the fundraising-related laws and regulations. Therefore, we cannot guarantee you that our current services provided to investors will not be deemed to violate illegal fundraising laws and regulations in the future.

         Our ability to protect the confidential information of our users and funding sources and our ability to conduct our business may be adversely affected by cyber-attacks, computer viruses, physical or electronic break-ins or similar disruptions and we may be subject to liabilities imposed by the relevant government regulations.

        Our platform collects, stores and processes certain personal and other sensitive data from our borrowers and funding sources. There are numerous laws governing privacy and the storage, sharing, use, disclosure and protection of personally identifiable information and user data. Specifically, personally identifiable and other confidential information is increasingly subject to legislation and regulations in numerous domestic and international jurisdictions. The regulatory framework for privacy protection in China, Hong Kong and worldwide is currently evolving and is likely to remain uncertain for the foreseeable future. We could be adversely affected if legislation or regulations in China, Hong Kong and elsewhere on the world where we have business operations are expanded to require changes in business practices or privacy policies, or if the relevant governmental authorities in China, Hong Kong and elsewhere on the world where we have business operations interpret or implement their legislation or regulations in ways that negatively affect our business, financial condition and results of operations. For example, in November 2016, the Standing Committee of the National People's Congress released the Internet Security Law, which took effect in June 2017. The Internet Security Law requires network operators to perform certain functions related to internet security protection and the strengthening of network information management. For instance, under the Internet Security Law, network operators of key information infrastructure, including network operators of key information infrastructures in finance industry, generally shall, during their operations in the PRC, store the personal information and important data collected and produced within the territory of the PRC and their purchase of network products and services that may affect national securities shall be subject to national cybersecurity review. We are in the process of evaluating the potential impacts of the Internet Security Law on our current business practices. We plan to further strengthen our cyber-security measures with respect to information management and privacy protection of the user data stored in our system. We have not been subject to any material breaches of any of our cyber-security measures. However, we cannot assure you that the measures we have taken or will take are adequate under the Internet Security Law and other relevant laws and regulations. If further changes in our business practices are required under China's evolving regulatory framework for privacy protection, our business, financial condition and results of operations may be adversely affected. Furthermore, we use certain data collected from external data sources to verify the borrowers' information in compliance with industry practice. In the event that the data collection and provision by any of our external data sources is considered in violation of the Internet Security Law, we may not be able to use relevant data for our credit assessment and our business may be materially and adversely affected.

        In addition to laws, regulations and other applicable rules regarding privacy and privacy advocacy, industry associations or other private parties may propose new and different privacy standards. Because the interpretation and application of privacy and data protection laws and privacy standards are still uncertain, it is possible that these laws or privacy standards may be interpreted and applied in a manner that is inconsistent with our practices. Any inability to adequately address privacy concerns, even if unfounded, or to comply with applicable privacy or data protection laws, regulations and privacy standards, could result in additional cost and liability to us, damage our reputation, inhibit the use of our platform and harm our business.

        The massive data that we have processed and stored makes us or the third-party service providers who host our servers a target and potentially vulnerable to cyber-attacks, computer viruses, physical or electronic break-ins, or similar disruptions. While we have taken steps to protect the confidential information that we have access to, our security measures could be breached. Because techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Any accidental or willful security breaches or other unauthorized access to our platform could cause, among other things, confidential user information to be stolen and used for criminal purposes, and could even result in misappropriation of funds of our borrowers and investors. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information and losses suffered by our borrowers and investors from the misappropriation of funds, time-consuming and expensive litigation and negative publicity. If security measures are breached because of any third-party action, employee error, malfeasance or otherwise, or if design flaws in our technology infrastructure are exposed and exploited, our relationships with borrowers and investors could be severely damaged, we could incur significant liability and our business and operations could be adversely affected.

        In addition, we rely on the massive amount of data and user information that we have accumulated over time to conduct our business. In particular we use user information to make credit assessment of borrowers. If these data are lost due to cyber attacks, computer viruses, physical or electronic break-ins, or similar disruptions, our business could be adversely affected.

         Any significant disruption in our information technology systems, including events beyond our control, could prevent us from offering our products and services, thereby reduce the attractiveness of our products and services and result in a loss of borrowers and investors using our platform.

        In the event of a system outage and physical data loss, our ability to provide credit products would be materially and adversely affected. The satisfactory performance, reliability and availability of our technology and our underlying network infrastructure are critical to our operations, user service, reputation and our ability to attract new and retain existing borrowers and investors. Our information technology systems infrastructure is currently deployed and our data is currently mainly maintained through third-party cloud computing services in China. Our operations depend on the service provider's ability to protect its and our systems in its facilities against damage or interruption from natural disasters, power or telecommunications failures, air quality issues, environmental conditions, computer viruses or attempts to harm our systems, criminal acts and similar events. Although historically we have not experienced any system outage resulting in material interruption to our service provision, we cannot assure you that such incidents will not occur in the future. Moreover, if our arrangement with the service provider is terminated or if there is a lapse of service or damage to their facilities, we could experience interruptions in our service as well as delays and additional expense in arranging new credit for borrowers.

        Any interruptions or delays in our service, whether as a result of third-party error, our error, natural disasters or security breaches, whether accidental or willful, could harm our relationships with borrowers and investors and our reputation. We also may not have sufficient capacity to recover all data and services in the event of an outage. These factors could prevent us from processing credit applications and other business operations, damage our brands and reputation, divert our employees' attention, reduce our revenue, subject us to liability and cause borrowers and investors to abandon our products and services, any of which could adversely affect our business, financial condition and results of operations.

         The offering of our products and services depend on the effective use of mobile operating systems and the efficient distribution through mobile app stores, which we do not control.

        Our loan products are mainly offered through mobile apps. It is difficult to predict the problems we may encounter in developing applications for newly released devices and platforms, and we may need to devote significant resources to the development, support and maintenance of such applications. We are dependent on the interoperability of providing our products and services on popular mobile operating systems that we do not control, such as Android and iOS, and any changes in such systems that degrade the accessibility of our products and services or give preferential treatment to competing products and services could adversely affect the usability of our products and services on mobile devices. In addition, we rely upon third-party mobile app stores for users to download our mobile apps. As such, the promotion, distribution and operation of our mobile apps are subject to app stores' standard terms and policies for app developers.

        Our future growth and results of operations could suffer if we experience difficulties in the future in offering our products and services through our apps in mobile devices or if problems arise with respect to our relationships with providers of mobile operating systems or mobile app stores, or if we have to incur increased costs to distribute or to have users access our apps on mobile devices. In the event that it is more difficult for our users to access and utilize our products and services on their mobile devices, or if our users choose not to access or use our products and services on their mobile devices or to use mobile operating systems that do not offer access to our products and services, our user growth could be harmed and our business and financial condition and operating results may be adversely affected.

         Our operations depend on the performance of the internet infrastructure and telecommunications networks in China.

        Almost all access to the internet in China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology, or the MIIT. Our systems infrastructure is currently deployed and our data is currently mainly maintained on third-party cloud computing services platform. Our cloud computing service provider may rely on a limited number of telecommunication service providers to provide it with data communications capacity through local telecommunications lines and internet data centers to host its servers. Such service provider may have limited access to alternative networks or services in the event of disruptions, failures or other problems with China's internet infrastructure or the fixed telecommunications networks provided by telecommunication service providers. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with increasing traffic. We cannot assure you that our cloud computing service provider and the underlying internet infrastructure and the fixed telecommunications networks in China will be able to support the demands associated with the continued growth in internet usage.

        In addition, we have no control over the costs of the services provided by telecommunication service providers which in turn, may affect our costs of utilizing customized cloud computing services. If the prices we pay the third-party cloud computing services rise significantly, our results of operations may be adversely affected. Furthermore, if internet access fees or other charges to internet users increase, our user traffic may decline and our business may be harmed.

         Our platform and internal systems rely on software that is highly technical, and if it contains undetected errors, our business could be adversely affected.

        Our platform and internal systems rely on software that is highly technical and complex. In addition, our platform and internal systems depend on the ability of such software to store, retrieve, process and manage immense amounts of data. The software on which we rely has contained, and may now or in the future contain, undetected errors or bugs. Some errors may only be discovered after the code has been released for external or internal use. Errors or other design defects within the software on which we rely may result in a negative experience for borrowers and investors using our platform, delay introductions of new features or enhancements, result in errors or compromise our ability to protect borrower or investor data or our intellectual property. Any errors, bugs or defects discovered in the software on which we rely could result in harm to our reputation, loss of borrowers or investors or liability for damages, any of which could adversely affect our business, results of operations and financial condition.

         Our products and services contain open source software, which may pose particular risks to our proprietary software, products and services in a manner that negatively affects on our business.

        We use open source software in our products and services and will use open source software in the future. There is a risk that open source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to provide or distribute our products or services. Additionally, we may face claims from third parties claiming ownership of, or demanding release of, the open source software or derivative works that we developed using such software. These claims could result in litigation and could require us to make our software source code freely available, purchase a costly license or cease offering the implicated products or services unless and until we can re-engineer them to avoid infringement. This re-engineering process could require significant additional research and development resources, and we may not be able to complete it successfully.

        Furthermore, because any software source code we contribute to open source projects is publicly available, our ability to protect our intellectual property rights with respect to such software source code may be limited or lost entirely. As a result, we may be unable to prevent our competitors or others from using such software source code contributed by us.

         We may not be able to prevent unauthorized use of our intellectual property and may be subject to intellectual property infringement claims, which could reduce demand for our services, adversely affect our revenues and harm our competitive position.

        We rely primarily on a combination of copyright, trademark and trade secret laws and contractual rights to establish and protect our intellectual property rights in our services, credit risk management procedures and policies and other aspects of our business. The steps we have taken or will take in the future to protect our intellectual property from infringement, misappropriation or piracy may be insufficient. Implementation of intellectual property-related laws in China has historically been lacking, primarily due to ambiguity in the PRC laws and enforcement difficulties. Accordingly, intellectual property rights and confidentiality protection in China may not be as effective as in the United States or other countries. As of the date of this prospectus, we have registered a series of trademarks material to our business under our name in the PRC, including " "and " ", but we have not completed the registration procedure of some other trademarks such as " "and " ". In addition, we are in the process of applying for trademark registrations in Hong Kong, Indonesia, Thailand and Philippian. Current or potential competitors may use our intellectual property without our authorization in the development and marketing of services that are substantially equivalent or superior to ours, which could reduce demand for our services, adversely affect our revenues and harm our competitive position.

        Even if we were to discover evidence of infringement or misappropriation, our recourse against such competitors may be limited or could require us to pursue litigation, which could involve substantial costs and diversion of management's attention from the operation of our business.

        We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

        We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, patents, copyrights, know-how or other intellectual property rights held by third parties. We may be from time to time in the future subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be third-party trademarks, patents, copyrights, know-how or other intellectual property rights that are infringed by our products, services or other aspects of our business without our awareness. Holders of such intellectual property rights may seek to enforce such intellectual property rights against us in China, the United States or other jurisdictions. If any third-party infringement claims are brought against us, we may be forced to divert management's time and other resources from our business and operations to defend against these claims, regardless of their merits.

        Additionally, the application and interpretation of China's intellectual property right laws and the procedures and standards for granting trademarks, patents, copyrights, know-how or other intellectual property rights in China are still evolving and are uncertain, and we cannot assure you that PRC courts or regulatory authorities would agree with our analysis. If we were found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. As a result, our business and results of operations may be materially and adversely affected.

         We may be held liable for information or content displayed on, retrieved from or linked to our websites and mobile applications, which may materially and adversely affect our business and operating results.

        The PRC government has adopted regulations governing the distribution of content over the internet. Under these regulations, internet content providers are prohibited from posting or displaying over the internet any content that, among other things, violates PRC laws and regulations, impairs the national dignity of China or the public interest, or is obscene, superstitious, frightening, gruesome, offensive, fraudulent or defamatory. In addition to our website, we also offer our products and services through our mobile applications, which are regulated by the Administrative Provisions on Mobile Internet Applications Information Services, or the APP Provisions, promulgated by the Cyberspace Administration of China, or the CAC, on June 28, 2016 and effective on August 1, 2016. According to the APP Provisions, the providers of mobile applications shall not create, copy, publish or distribute information and content that is prohibited by laws and regulations. We have implemented internal control procedures screening the information and content on our websites and mobile applications to ensure their compliance with the APP Provisions. However, we cannot assure that all the information or content displayed on, retrieved from or linked to our websites and mobile applications complies with the requirements of the PRC laws and regulations at all times. If our websites or mobile applications were found to be violating the PRC laws and regulations, we may be subject to administrative penalties, including warning, service suspension or removal of our mobile applications from the relevant mobile application store, which may materially and adversely affect our business and operating results.

         We may from time to time be subject to claims, controversies, lawsuits and legal proceedings, which could have a material adverse effect on our financial condition, results of operations, cash flows and reputation.

        We may from time to time become subject to or involved in various claims, controversies, lawsuits, and legal proceedings. However, claims, lawsuits, and litigations are subject to inherent uncertainties, and we are uncertain whether the foregoing claim would develop into a lawsuit. Lawsuits and litigations may cause us to incur defense costs, utilize a significant portion of our resources and divert management's attention from our day-to-day operations, any of which could harm our business. Any settlements or judgments against us could have a material adverse impact on our financial condition, results of operations and cash flows. In addition, negative publicity regarding claims or judgments made against us may damage our reputation and may result in material adverse impact on us.

         From time to time we may evaluate and potentially consummate strategic investments or acquisitions, which could require significant management attention, disrupt our business and adversely affect our financial results.

        We may evaluate and consider strategic investments, combinations, acquisitions or alliances to further increase the value of our platform and better serve our users. These transactions could be material to our financial condition and results of operations if consummated. If we are able to identify an appropriate business opportunity, we may not be able to successfully consummate the transaction and, even if we do consummate such a transaction, we may be unable to obtain the benefits or avoid the difficulties and risks of such transaction.

        Strategic investments or acquisitions will involve risks commonly encountered in business relationships, including:

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  difficulties in assimilating and integrating the operations, personnel, systems, data, technologies, rights, platform, products and services of the acquired business;

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  inability of the acquired technologies, products or businesses to achieve expected levels of revenue, profitability, productivity or other benefits;

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  difficulties in retaining, training, motivating and integrating key personnel;

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  diversion of management's time and resources from our daily operations;

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  difficulties in maintaining uniform standards, controls, procedures and policies within the combined organizations;

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  difficulties in retaining relationships with customers, employees and suppliers of the acquired business;

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  risks of entering markets in which we have limited or no prior experience;

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  regulatory risks, including remaining in good standing with existing regulatory bodies or receiving any necessary pre-closing or post-closing approvals, as well as being subject to new regulators with oversight over an acquired business both domestically and overseas;

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  assumption of contractual obligations that contain terms that are not beneficial to us, require us to license or waive intellectual property rights or increase our risk for liability;

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  failure to successfully further develop the acquired technology;

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  liability for activities of the acquired business before the acquisition, including intellectual property infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities;

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  lack of sufficient influential power over the business we invest;

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  potential disruptions to our ongoing businesses; and

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  unexpected costs and unknown risks and liabilities associated with strategic investments or acquisitions.

        We may not make any investments or acquisitions, or any future investments or acquisitions may not be successful, may not benefit our business strategy, may not generate sufficient revenues to offset the associated acquisition costs or may not otherwise result in the intended benefits. For example, in 2016, we acquired a majority of equity interest in 9F Primasia, a company incorporated in Hong Kong, to offer stock investment products. There is no assurance that these new investments or acquisitions will prove to be successful and we are subject to government rules and regulations which are evolving and subject to uncertainty. In addition, we cannot assure you that any future investment in or acquisition of new businesses or technology will lead to the successful development of new or enhanced products and services or that any new or enhanced products and services, if developed, will achieve market acceptance or prove to be profitable.

         Our planned expansion into more overseas markets and our operations in the existing overseas markets could fail, reduce operating results and expose us to increased risks associated with different market dynamics and competition in the overseas markets.

        We may face many new obstacles in our planned expansion into more overseas markets and our operations in the existing overseas markets. For example, we started to offer offshore stock investments and insurance brokerage services in Hong Kong in 2016, and expect to further expand our businesses overseas especially in Southeast Asia. These markets are untested for our products and services, and we face risks in expanding our businesses overseas or operating in the existing overseas markets, which include economic, regulatory, legal and political risks inherent in doing businesses overseas, operations and sales in other jurisdictions, including challenges caused by distance and linguistic and cultural differences, the potential for longer collection periods and for difficulty in collecting accounts receivable and enforcing contractual obligations, fluctuations in currency exchange rates, unanticipated changes in laws or regulatory requirements, including tariffs or other barriers to trade, and the potential for political, legal and economic instability. We may not be as successful as our competitors in generating revenues in overseas markets due to the lack of recognition of our products and services or other factors. Developing product recognition overseas is expensive and time-consuming and our international expansion efforts may be more costly and less profitable than we expect. If we are not successful in our existing or target overseas markets, our sales could decline, our margins could be negatively impacted and we could lose market share, any of which could materially harm our business, results of operations and profitability.

        For example, we started to offer offshore stock investments and insurance brokerage services in Hong Kong in 2016. We are licensed or registered with the Securities and Futures Commission of Hong Kong, or the SFC, to carry out Type 1 (dealing in securities), Type 4 (advising on securities), Type 5 (advising on corporate finance) and Type 9 (asset management) regulated activities under the Securities and Futures Ordinance (Cap. 571) of Hong Kong, or the SFO. As at September 30, 2018, there were respectively 1,324, 1,405, 161 and 1,607 licensed corporations which were licensed or registered with the SFC to carry out Type 1 (dealing in securities), Type 4 (advising on securities), Type 5 (advising on corporate finance) and Type 9 (asset management) regulated activities under the SFO. There are already established players in these industries. These entities are in direct competition with us and include not only the multi-national financial institutions but also local firms. Our directors believe that competition in the industry rests on (i) the quality of services and advice provided to clients; (ii) the expertise and reputation of the licensed corporation; and (iii) business network and connections of the licensed corporation. There is no assurance that we will be able to uphold our competitive strengths. Any intensified competition may result in our loss of market share, and could materially harm our business, results of operations and profitability.

         We are subject to potential exposure to allegation of professional liability with respect to our business operation in Hong Kong.

        Our business operation in Hong Kong involves the provision of professional advice to clients on stock investment by professional staff. A client who suffers loss due to such client's reliance on the advice given by our subsidiary, 9F Primasia Securities Limited ("9F Primasia") may have a legal cause of action against 9F Primasia or us for damage, compensation and/or other relief.

        Although we have adopted certain relevant internal control measures to minimize the risk of professional negligence and/or employee infidelity with respect to our operation in Hong Kong, there is no assurance that these risks can be completely eliminated with respect to our operation in Hong Kong. Furthermore, as we have not maintained any insurance for allegations relating to professional negligence or employee infidelity, we are exposed to potential liabilities resulting from these allegations.

        If there is any allegation of professional negligence and/or employee infidelity brought against us, we may be exposed to legal and/or other proceedings in Hong Kong which may result in substantial costs and diversion of resources and management's attention. It may also have an adverse impact on our profitability, financial position and reputation.

         We are subject to extensive regulatory requirements with respect to our business operation in Hong Kong, non-compliance with which, or changes in these regulatory requirements, may affect our business operations and financial results.

        The Hong Kong financial market in which we operate is highly regulated. There are changes in rules and regulations from time to time in relation to the regulatory regime for the financial service industry, including, but not limited to, the SFO, the Companies Ordinance (prior to its repeal and replacement on March 3, 2014 by the Companies Ordinance and the Companies (WUMP) Ordinance), the FRR, the Rules Governing the Listing of Securities and The Hong Kong Codes on Takeovers and Mergers and Share Buy-backs issued by the SFC, all as amended, supplemented or otherwise modified from time to time. Any such changes in the relevant rules and regulations may result in an increase in our cost of compliance, or might restrict our business activities. If we fail to comply with these applicable rules and regulations from time to time, we may face fines or restrictions on our business activities or even suspension or revocation of some or all of our licences for carrying on our business activities.

        Furthermore, we are required to be licensed with the relevant regulatory authorities including without limitation, as licensed corporations under the SFO. In this respect, we have to ensure continuous compliance with all applicable laws, regulations and guidelines, and satisfy the SFC, the Hong Kong Stock Exchange and/or other regulatory authorities that we remain fit and proper to be licensed. If there is any change or tightening of the relevant laws, regulations and guidelines, it may materially and adversely affect our business operations.

        We may be subject to regulatory inspection and investigations from time to time. With respect to SFC investigations, we may be subject to secrecy obligations under the SFO whereby we are not permitted to disclose certain information relating to the SFC investigations. In addition, unless we are specifically named as the party that is being investigated under the SFO investigation, we generally do not know whether we, any member of us, or any of our respective directors, our responsible officers, our licensed representatives or our staff is the subject of SFC investigations. If the results of the inspections or investigations reveal misconduct, the SFC may take disciplinary actions such as revocation or suspension of licences, public or private reprimand or imposition of pecuniary penalties against us, our responsible officers or licensed representative and/or any of our staff. Any disciplinary actions taken against or penalties imposed on us, our directors, responsible officers, licensed representatives or relevant staff could have an adverse impact on our business operations and financial results

         Our largest shareholder is able to significantly influence our actions over important corporate matters, which may deprive you of an opportunity to receive a premium for your equity interest in our company and reduce the price of our ADSs.

        Immediately after the completion of this offering, Mr. Lei Sun, the chairman of our board of directors and our chief executive officer, will beneficially own approximately            of our outstanding ordinary shares, representing in aggregate                        of our total voting power, assuming the underwriters do not exercise their over-allotment option to purchase the additional shares. Consequently, Mr. Sun will be able to significantly influence matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. Mr. Sun may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership and voting power may also discourage, delay or prevent a change in control of our company, which could have the dual effect of depriving our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and reducing the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders, including those who purchase ADSs in this offering. In addition, Mr. Sun could divert business opportunities away from us to himself or others. For more information regarding our principal shareholders and their affiliated entities, see "Principal [and Selling] Shareholders."

         We have granted share options, and may continue to grant share options and other types of awards under our equity incentive plans, which may result in increased share-based compensation expenses.

        We have adopted the 2015 Share Incentive Plan and 2016 Share Incentive Plan, effective as of June 2015 and June 2016, respectively, and as amended from time to time. As of the date of this prospectus, options to purchase a total of 343,925 ordinary shares of our company were granted to our managements and employees and outstanding and options to purchase a total of 66,079 ordinary shares of our company have been granted to a holding company controlled by Mr. Lei Sun, our chairman of the board of directors and chief executive officer, for further allocation. See "Management—Share Incentive Plan" for a detailed discussion. We recorded RMB110.4 million, RMB2,180.5 million (US$317.5 million), RMB117.8 million, and RMB378.1 million (US$55.1 million) in 2016, 2017 and for the nine months ended September 30, 2017 and 2018, respectively, in share-based compensation expenses. We believe the grant of share options and other types of awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share options and other types of awards to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

         We may not be able to obtain additional capital on favorable terms or at all.

        We anticipate that the net proceeds we receive from this offering, together with our current cash, cash provided by operating activities and funds available through our bank loans and credit facilities, will be sufficient to meet our current and anticipated needs for general corporate purposes for at least the next 12 months. However, we need to make continued investments in facilities, hardware, software, technological systems and to retain talents to remain competitive. Due to the unpredictable nature of the capital markets and the industries we are operating in, we cannot assure you that we will be able to raise additional capital on terms favorable to us, or at all, if and when required, especially if we experience disappointing operating results. If adequate capital is not available to us as required, our ability to fund our operations, take advantage of unanticipated opportunities, develop or enhance our infrastructure or respond to competitive pressures could be significantly limited, which would adversely affect our business, financial condition and results of operations. If we do raise additional funds through the issuance of equity or convertible debt securities, the ownership interests of our shareholders could be significantly diluted. These newly issued securities may have rights, preferences or privileges senior to those of existing shareholders.

         We have incurred net losses and negative cash flow from operating activities in the past, and may incur net losses and experience negative cash flow from operating activities in the future.

        We have incurred net losses and negative cash flow from operating activities in the past. Although we have recorded net income and generated positive cash flow from operating activities in 2016, 2017 and for the nine months ended September 30, 2018, we may incur losses and negative cash flow from operating activities in the future as we grow our business.

        Our future financial performance depends on, among other factors, our ability to continue to attract and retain borrowers and investors using our platform, our service fee rates, our user acquisition cost, the effectiveness of our credit risk management system, the accuracy of the borrower credit profile we compile, comparative interest and fee rates, loan policies of major PRC banks, the regulatory environment in China, market competition, and our ability to provide innovative financial services to better serve our investors. Accordingly, you should not rely on the revenues of any past interim period or annual period as an indication of our future performance. We may not be able to maintain the current fee rates due to more intense competition in the future. We also expect our costs to increase in future periods as we continue to acquire new users and expand our business and operations. In addition, we expect to incur substantial costs and expenses as a result of being a public company. If we are unable to generate adequate revenues and to manage our expenses, we may incur significant losses in the future and may not be able to subsequently maintain profitability.

        In addition, we may not be able to achieve or sustain profitability or positive cash flow from operating activities and, if we achieve positive operating cash flow, it may not be sufficient to satisfy our anticipated capital expenditures and other cash needs. Further, we may not be able to fund our operating expenses and expenditures and may be unable to fulfill our financial obligations as they become due, which may result in voluntary or involuntary dissolution or liquidation proceedings and a total loss of your investment.

         Our quarterly results may fluctuate significantly and may not fully reflect the underlying performance of our business.

        Our quarterly results of operations, including the levels of our net revenues, expenses, net (loss)/income and other key metrics, may vary significantly in the future due to a variety of factors, some of which are outside of our control, and period-to-period comparisons of our operating results may not be meaningful. Accordingly, the results for any one quarter are not necessarily an indication of future performance. Fluctuations in quarterly results may adversely affect the market price of our ordinary shares. Factors that may cause fluctuations in our quarterly financial results include but not limited to the following:

  •
  our ability to attract new users and partners and maintain relationship with existing ones;

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  loan volumes and the channels through which borrowers and investors are acquired, including the relative mix of online and offline channels;

  •
  changes in our product mix and introduction of new loan products;

  •
  the amount and timing of operating expenses related to acquiring users and the maintenance and expansion of our business, operations and infrastructure;

  •
  our decision to manage loan volume growth during the period;

  •
  network outages or security breaches;

  •
  general economic, regulatory, industry and market conditions;

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  our emphasis on user experience instead of near-term growth; and

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  the timing of expenses related to the development or acquisition of technologies or businesses.

         Our business depends on the continued efforts of our senior management. If one or more of our key executives were unable or unwilling to continue in their present positions, our business may be severely disrupted.

        Our business operations depend on the continued services of our senior management, particularly the executive officers named in this prospectus. While we have provided different incentives to our management, we cannot assure you that we can continue to retain their services. If one or more of our key executives were unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all and we may incur additional expenses to recruit, train and retain qualified personnel, our future growth may be constrained, our business may be severely disrupted and our financial condition and results of operations may be materially and adversely affected.

        Furthermore, we started to offer offshore stock investments and insurance brokerage services in Hong Kong in 2016. Under the licensing requirements of the SFO, our licensed corporation, 9F Primasia, is required to maintain at least two responsible officers to supervise one or more regulated activities as required under the SFO for each type of regulated activities. As at the date of the prospectus, we have four responsible officers for Type 1 (dealing in securities), three responsible officers for Type 4 (advising on securities) and Type 9 (asset management) regulated activities, and two responsible officers for Type 5 (advising on futures contracts) regulated activities under the SFO, and are in compliance with the relevant laws and regulations in Hong Kong. In the event that such responsible officers resign, become disqualified or otherwise ineligible to continue their role as responsible officer, and if there is no immediate and adequate replacement, this may result in a situation where one or more of the four regulated activities have fewer than two responsible officers. In this case, we will be in breach of the relevant licensing requirements which could adversely affect our licensed corporations' status, and our business and financial performance will be negatively impacted.

        In addition, there is no assurance that any member of our management team will not join our competitors or form a competing business. If any dispute arises between our current or former officers and us, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may be unable to enforce them at all.

         Competition for employees is intense, and we may not be able to attract and retain the qualified and skilled employees needed to support our business.

        We believe our success depends on the efforts and talent of our employees, including risk management, software engineering, financial and marketing personnel. Our future success depends on our continued ability to attract, develop, motivate and retain qualified and skilled employees. Competition for highly skilled technical, risk management and financial personnel is extremely intense. We may not be able to hire and retain these personnel at compensation levels consistent with our existing compensation and salary structure. Some of the companies with which we compete for experienced employees have greater resources than we have and may be able to offer more attractive terms of employment.

        In addition, we invest significant time and expenses in training our employees, which increases their value to competitors who may seek to recruit them. If we fail to retain our employees, we could incur significant expenses in hiring and training new employees, and the quality of our services and our ability to serve borrowers and investors could diminish, resulting in a material adverse effect to our business.

         Increases in labor costs in the PRC, Hong Kong and elsewhere on the world where we have operations may adversely affect our business and results of operations.

        The economy in China has experienced increases in inflation and labor costs in recent years. As a result, average wages in the PRC are expected to continue to increase. In addition, we are required by PRC laws and regulations to pay various statutory employee benefits, including pension, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. The requirement of employee benefit plans has not been implemented consistently by the local governments in the PRC given the different levels of economic development in different locations. We have not made adequate employee benefit payments for some of our employees, and we may be required to make up the contributions for these plans as well as to pay late fees and fines. If we are subject to late fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to control our labor costs or pass on these increased labor costs to our users by increasing the fees of our services, our financial condition and results of operations may be adversely affected.

        In addition, increases in labor costs in Hong Kong and elsewhere on the world where we have operations may also have a negative impact on our business and results of operations. For example, our licensed staff is essential to the Hong Kong business operation as we rely on their expertise to provide the relevant services. If competition for these licensed professional intensifies, the costs to retain and recruit them may increase. Furthermore, our contemplated business expansion in Hong Kong and elsewhere in the world is also expected to increase our labor costs in the future, which may adversely affect our business and results of operations.

         If we cannot maintain our corporate culture as we grow, our capabilities of innovation, collaboration and focus that contribute to our business may be compromised.

        We believe that a critical component of our success is our corporate culture, which we believe fosters innovation, encourages teamwork and cultivates creativity. As we develop the infrastructure of a public company and grow, we may find it difficult to maintain these valuable aspects of our corporate culture. Any failure to preserve our culture could negatively impact our future success, including our ability to attract and retain employees, encourage innovation and teamwork and effectively focus on and pursue our corporate objectives.

         Certain data and information in this prospectus were obtained from third-party sources and were not independently verified by us.

        This prospectus contains certain data and information that we obtained from various government and private entity publications including the Oliver Wyman report which we commissioned. Statistical data in these publications also include projections based on a number of assumptions. The Chinese credit industry, and the industries we are operating in in particular, may not grow at the rate projected by market data, or at all. Failure of the industries we are operating in to grow at the projected rate may have a material adverse effect on our business and the market price of our ADSs. In addition, the new and rapidly changing nature of the credit and the industries we are operating in results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of the industries we are operating in. Furthermore, if any one or more of the assumptions underlying the market data is later found to be incorrect, actual results may differ from the projections based on these assumptions.

        We have not independently verified the data and information contained in such third-party publications and reports. Data and information contained in such third-party publications and reports may be collected using third-party methodologies. In addition, these industry publications and reports generally indicate that the information contained therein was believed to be reliable, but do not guarantee the accuracy and completeness of such information.

         We may not have enough business insurance coverage.

        Insurance companies in China currently do not offer as extensive an array of insurance products as insurance companies in more developed economies. Currently, we do not have any business liability or disruption insurance to cover our operations. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured business disruptions may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our results of operations and financial condition.

         Our use of some leased properties could be challenged by third parties or government authorities, which may cause interruptions to our business operations.

        As of the date of this prospectus, we leased properties for most of our offices and branch offices. The lessors of some leased properties have not been able to provide proper ownership certificates for the properties we lease or prove their rights to sublease the properties to us. If our lessors are not the owners of the properties and they have not obtained consents from the owners or their lessors or permits from the relevant government authorities, our leases could be invalidated. We may have to renegotiate the leases with the owners or the parties who have the right to lease the properties, and the terms of the new leases may be less favorable to us. In addition, our leasehold interests in leased properties have not been registered with relevant PRC government authorities as required by PRC law, which may expose us to potential fines of up to RMB10,000 per unit leasehold.

        As of the date of this prospectus, we are not aware of any claims or actions being contemplated or initiated by government authorities, property owners or any other third parties with respect to our leasehold interests in or use of such properties. However, we cannot assure you that our use of such leased properties will not be challenged. In the event that our use of properties is successfully challenged, we may be subject to fines and forced to relocate the affected operations. In addition, we may become involved in disputes with the property owners or third parties who otherwise have rights to or interests in our leased properties. We can provide no assurance that we will be able to find suitable replacement sites on terms acceptable to us on a timely basis, or at all, or that we will not be subject to material liability resulting from third parties' challenges on our use of such properties. As a result, our business, financial condition and results of operations may be materially and adversely affected.

         If our preferential tax treatments are revoked, become unavailable or if the calculation of our tax liability is successfully challenged by the PRC tax authorities, we may be required to pay tax, interest and penalties in excess of our tax provisions, and our results of operations could be materially and adversely affected.

        The PRC government has provided various tax incentives to our subsidiaries, variable interest entities and their respective subsidiaries. These incentives include reduced enterprise income tax rates and exemption from enterprise income tax. For example, under the relevant PRC tax laws, the statutory enterprise income tax rate is 25%. However, the income tax rate of an enterprise that has been determined to be a "high and new technology enterprise" can be reduced to a favorable rate of 15%. In addition, the income tax rate of enterprises of encouraged industries in certain regions can be reduced to a favorable rate of 15% or 20% or exempted for a certain period. Several of our subsidiaries, variable interest entities and their respective subsidiaries are either subject to the favorable income tax rate of 15% or been exempted from the enterprise income tax for a certain period. For details, please refer to "Management's discussion and analysis of Financial Condition and Results of Operation—Taxation—China." Any increase in the enterprise income tax rate applicable to our subsidiaries, variable interest entities and their respective subsidiaries, or any discontinuation or retroactive or future reduction of any of the favorable tax treatments currently enjoyed by our subsidiaries, variable interest entities and their respective subsidiaries, could materially and adversely affect our business, financial condition and results of operations. In addition, in the ordinary course of our business, we are subject to complex income tax and other tax regulations and significant judgment is required in the determination of a provision for income taxes. Furthermore, competent PRC tax authorities may conduct tax audits on our subsidiaries, variable interest entities and their respective subsidiaries, and may also challenge our calculation of tax liability. Although we believe our tax provisions are reasonable, if the PRC tax authorities successfully challenge our position and we are required to pay tax, interest and penalties in excess of our tax provisions, our financial condition and results of operations would be materially and adversely affected.

         In connection with the audits of our consolidated financial statements as of and for the years ended December 31, 2016 and 2017, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting. If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.

        Prior to this offering, we have been a private company with limited accounting personnel and other resources with which we address our internal control over financial reporting. In connection with the auditing of our consolidated financial statements as of and for the years ended December 31, 2016 and 2017, we and our independent registered public accounting firm identified two material weaknesses and certain information technology related deficiencies in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, or PCAOB, a "material weakness" is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

        One material weakness that has been identified related to the lack of sufficient financial reporting and accounting personnel with appropriate U.S. GAAP knowledge and SEC reporting requirements to properly address complex U.S. GAAP technical accounting issues and to prepare and review financial statements and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC. The other material weakness that has been identified related to our lack of comprehensive accounting policies and procedures manual in accordance with U.S. GAAP. Either of these material weaknesses, if not timely remedied, may lead to significant misstatements in our consolidated financial statements in the future. For example, such material weaknesses have resulted in errors in recognition of revenue and sales and marketing expenses in the consolidated financial statements as of and for the years ended December 31, 2016 and 2017, which has been rectified by restatements on revenues, selling expenses, and cumulative effects of these adjustments on the consolidated statements of operations and balance sheets as of and for the years ended December 31, 2016 and 2017. For details, please refer to note 21 to our financial statements for the years ended December 31, 2016 and 2017 included elsewhere in this prospectus. In the future, we may identify additional material weaknesses. In addition, if our independent registered public accounting firm attests to, and reports on, the management assessment of the effectiveness of our internal controls, our independent registered public accounting firm may disagree with our management's assessment of the effectiveness of our internal controls.

        Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses and other control deficiencies in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional deficiencies may have been identified.

        Following the identification of the material weakness and other control deficiencies, we have taken measures and plan to continue to take measures to remedy these control deficiencies. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Internal Control over Financial Reporting." However, the implementation of these measures may not fully address these deficiencies in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. Our failure to correct these control deficiencies or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

         We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

        We are vulnerable to natural disasters and other calamities. Fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events may give rise to server interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide products and services on our platform.

        Our business could also be adversely affected by the effects of Ebola virus disease, Zika virus disease, H1N1 flu, H7N9 flu, avian flu, Severe Acute Respiratory Syndrome, or SARS, or other epidemics. Our business operations could be disrupted if any of our employees is suspected of having Ebola virus disease, Zika virus disease, H1N1 flu, H7N9 flu, avian flu, SARS or other epidemic, since it could require our employees to be quarantined and/or our offices to be disinfected. In addition, our results of operations could be adversely affected to the extent that any of these epidemics harms the Chinese economy in general.

        Our headquarters are located in Beijing, where most of our directors and management and a large majority of our employees currently reside. In addition, most of our system hardware and back-up systems are hosted in Beijing and Hangzhou. We also conduct our wealth management products related business from our Shanghai branch. Furthermore, we had a call center in Kashi to handle inquiries from our users and a credit assessment center in Dalian. We conduct our stock investment businesses in Hong Kong with support provided by a research and development center in Shenzhen. Consequently, we are highly susceptible to factors adversely affecting Beijing, Hangzhou, Dalian, Shanghai, Kashi, Shenzhen and Hong Kong. If any of the abovementioned natural disasters, health epidemics or other outbreaks were to occur in Beijing, Hangzhou, Dalian, Shanghai, Kashi, Shenzhen and Hong Kong, our operation may experience material disruptions, such as temporary closure of our offices and suspension of services, which may materially and adversely affect our business, financial condition and results of operations.

Risks Related to Our Corporate Structure

         If the PRC government deems that the contractual arrangements in relation to our consolidated affiliated entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

        Foreign ownership of value-added telecommunication businesses, such as online data processing and transaction processing services and internet information services, is subject to restrictions under current PRC laws and regulations. For example, foreign investors are generally not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider except for those engaged in online data processing and transaction processing businesses (operating e-commerce business), which may be 100% owned by foreign investors, and any such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record in accordance with the Special Administrative Measures for Entry of Foreign Investment (Negative List) (2018 Version), or the Negative List, which became effective on July 28, 2018 and replaced the negative list in the Guidance Catalog of Industries for Foreign Investment (2017 Revision), and other applicable laws and regulations.

        We are a Cayman Islands company and our PRC subsidiaries are considered foreign invested enterprises. The Interim Measures which was published in August 2016 clarified that online lending information intermediary services fell within the category of value-added telecommunication services and the online lending information intermediaries should be subject to value-added telecommunication regulations. Therefore, the online consumer finance services offered by us in China constitute a type of value-added telecommunication services that foreign ownership and investment is restricted and therefore we should provide these services through a variable interest entity to ensure compliance with the relevant PRC laws and regulations. We set up a series of contractual arrangements entered into among Jiufu Lianyin, our wholly-owned subsidiary in China, Jiufu Jinke and Beijing Puhui (collectively, the "consolidated affiliated entities" or "VIEs"), and the shareholders of consolidated affiliated entities to conduct our operations in China. For a detailed description of these contractual arrangements, see "Corporate History and Structure." As a result of these contractual arrangements, we exert control over our consolidated affiliated entities and their subsidiaries and consolidate their operating results in our financial statements under U.S. GAAP.

        In the opinion of our PRC counsel, Han Kun Law Offices, our current ownership structure, the ownership structure of our consolidated affiliated entities and their subsidiaries, and the contractual arrangements among Jiufu Lianyin, our consolidated affiliated entities and the shareholders of our consolidated affiliated entities are not in violation of any explicit provisions of the existing PRC laws, regulations and rules; and these contractual arrangements are valid, binding and enforceable in accordance with their terms and applicable PRC laws and regulations currently in effect. However, Han Kun Law Offices has also advised us that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations and there can be no assurance that the PRC government will ultimately take a view that is consistent with the opinion of our PRC counsel.

        It is uncertain whether any new PRC laws, regulations or rules relating to the "variable interest entity" structure will be adopted or if adopted, what they would provide. In particular, in January 2015, the Ministry of Commerce, or the MOFCOM, published a discussion draft of the proposed Foreign Investment Law, or the 2015 Draft Foreign Investment Law, for public review and comments. On December 26, 2018, the National People's Congress published the amended and revised draft of the Foreign Investment Law, or the 2018 Draft Foreign Investment Law, which replaced the 2015 Draft Foreign Investment Law, for public consultation. Among other things, the 2015 Draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of "actual control" in determining whether a company is considered a foreign-invested enterprise, or an FIE. Once an entity falls within the definition of the FIE, it will be subject to restrictions or prohibitions on foreign investments. The 2018 Draft Foreign Investment Law have revised the definition of "foreign investment" and removed all references to the definitions of "actual control" or "variable interest entity structure" under the 2015 Draft Foreign Investment Law, and have further specified that all "foreign investments" shall be conducted pursuant to the negative list issued or approved to be issued by the State Council. To date, it is uncertain when the draft would be signed into law, whether the final version would have any substantial changes from the 2018 Draft Foreign Investment Law. If the ownership structure, contractual arrangements and business of our company, our PRC subsidiaries or our consolidated affiliated entities are found to be in violation of any existing or future PRC laws or regulations, or we fail to obtain or maintain any of the required permits or approvals, the relevant governmental authorities would have broad discretion in dealing with such violation, including levying fines, confiscating our income or the income of our consolidated affiliated entities and their subsidiaries, revoking the business licenses or operating licenses of our consolidated affiliated entities and their subsidiaries, shutting down our servers or blocking our online digital financial account system, discontinuing or placing restrictions or onerous conditions on our operations, requiring us to undergo a costly and disruptive restructuring, restricting or prohibiting our use of proceeds from this offering to finance our business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our business. Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of our consolidated affiliated entities and their subsidiaries, and/or our failure to receive economic benefits from our consolidated affiliated entities and their subsidiaries, we may not be able to consolidate their results into our consolidated financial statements in accordance with U.S. GAAP.

         We rely on contractual arrangements with our consolidated affiliated entities and shareholders of our consolidated affiliated entities for a significant portion of our business operations, which may not be as effective as direct ownership in providing operational control.

        We have relied and expect to continue to rely on contractual arrangements with our consolidated affiliated entities and shareholders of our consolidated affiliated entities, to operate our online consumer finance business, including, among others, the operation of our digital financial account platform, as well as certain other complementary businesses. For a description of these contractual arrangements, see "Corporate History and Structure." These contractual arrangements may not be as effective as direct ownership in providing us with control over our consolidated affiliated entities and their subsidiaries. For example, our consolidated affiliated entities and shareholders of our consolidated affiliated entities may fail to fulfill their contractual obligations with us, such as failure to operate our digital financial account platform effectively and use the domain names and trademarks in a manner as stipulated in the contractual arrangements, or taking other actions that are detrimental to our interests.

        If we had direct ownership of our consolidated affiliated entities, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of our consolidated affiliated entities, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by our consolidated affiliated entities and shareholders of our consolidated affiliated entities of their obligations under the contractual arrangements to exercise control over our consolidated affiliated entities and their subsidiaries. The shareholders of our consolidated affiliated entities may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we operate our business through the contractual arrangements with our consolidated affiliated entities and shareholders of our consolidated affiliated entities. Although we have the right to replace any shareholder of our consolidated affiliated entities under the contractual arrangements, if any of these shareholders is uncooperative or any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC laws and arbitration, litigation and other legal proceedings, the outcome of which will be subject to uncertainties. See "—Any failure by our consolidated affiliated entities or shareholders of our consolidated affiliated entities to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business." Therefore, our contractual arrangements with our consolidated affiliated entities and shareholders of our consolidated affiliated entities may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

         Any failure by our consolidated affiliated entities or shareholders of our consolidated affiliated entities to perform their obligations under our contractual arrangements would have a material adverse effect on our business.

        If our consolidated affiliated entities or the shareholders of our consolidated affiliated entities fail to perform their respective obligations under the contractual arrangements, we may incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective under PRC laws. For example, if the shareholders of our consolidated affiliated entities were to refuse to transfer their equity interests in our consolidated affiliated entities to us or our designee when we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

        All the agreements under our contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. These arbitration provisions relate to claims arising from the contractual relationship created by the VIE agreements, rather than claims under US federal securities laws, and they do not prevent our shareholders or ADS holders from pursuing claims under US federal securities laws in the United States. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC laws. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC laws, rulings by arbitrators are final and parties cannot appeal arbitration results in court unless such rulings are revoked or determined unenforceable by a competent court. If the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our consolidated affiliated entities and their subsidiaries, and our ability to conduct our business may be negatively affected. See "—Risks Related to Doing Business in China and Hong Kong—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to us."

         The shareholders of our consolidated affiliated entities may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

        The equity interests of our consolidated affiliated entities are held by Messrs. Yifan Ren, Lei Sun, Changxing Xiao, Lei Liu, Lixing Chen and Mses. Dongcheng Zhang and Lifen Zhang. Their interests in our consolidated affiliated entities may differ from the interests of our company as a whole. These shareholders may breach, or cause our consolidated affiliated entities to breach, the existing contractual arrangements we have with them and our consolidated affiliated entities, which would have a material adverse effect on our ability to effectively control our consolidated affiliated entities and their subsidiaries and receive economic benefits from them. For example, the shareholders of our consolidated affiliated entities may be able to cause our agreements with our consolidated affiliated entities to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

        Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we could exercise our purchase option under the exclusive option agreement with these shareholders to request them to transfer all of their equity interests in our consolidated affiliated entities to us or our designee, to the extent permitted by PRC laws. If we cannot resolve any conflict of interest or dispute between us and the shareholders of our consolidated affiliated entities, we would have to rely on legal proceedings, which could result in the disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

         Contractual arrangements in relation to our consolidated affiliated entities may be subject to scrutiny by the PRC tax authorities and they may determine that we or our consolidated affiliated entities owe additional taxes, which could negatively affect our financial condition and the value of your investment.

        Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. The PRC Enterprise Income Tax Law and other applicable laws and regulations require every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm's length principles. We may face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among Jiufu Lianyin, our wholly-owned subsidiary in China, our consolidated affiliated entities, and the shareholders of our consolidated affiliated entities were not entered into on an arm's length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, regulations and rules, and adjust our consolidated affiliated entities in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our consolidated affiliated entities for PRC tax purposes, which could in turn increase their tax liabilities without reducing tax expenses of Jiufu Lianyin. In addition, if we request the shareholders of our consolidated affiliated entities to transfer their equity interests in our consolidated affiliated entities at nominal or no value pursuant to these contractual arrangements, such transfer could be viewed as a gift and subject our designees to PRC income tax; and the taxable incomes of a transferring shareholder may be adjusted by the PRC tax authorities to an amount higher than the transfer price set forth under these contractual arrangements and thus the transferring shareholder may be subject to PRC income tax. The tax incurred during the equity interest transfer may be undertaken by us. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on our consolidated affiliated entities for the adjusted but unpaid taxes according to the applicable laws and regulations. Our financial position could be materially and adversely affected if our consolidated affiliated entities' tax liabilities increase or if they are required to pay late payment fees and other penalties.

         We may lose the ability to use and enjoy assets and licenses held by our consolidated affiliated entities that are material to the operation of our business if such entities go bankrupt or become subject to a dissolution or liquidation proceeding.

        Our consolidated affiliated entities hold certain assets and licenses that are material to the operation of our business, including, among others, intellectual properties and value-added telecommunication licenses. Under the contractual arrangements, our consolidated affiliated entities may not, and the shareholders of our consolidated affiliated entities may not cause them to, in any manner, sell, transfer, mortgage or dispose of their assets or their legal or beneficial interests in the business without our prior consent. However, in the event our consolidated affiliated entities' shareholders breach the these contractual arrangements and voluntarily liquidate our consolidated affiliated entities, or our consolidated affiliated entities declare bankruptcy and all or part of their assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If our consolidated affiliated entities undergo a voluntary or involuntary liquidation proceeding, independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

         If the chops of our PRC subsidiaries, our consolidated affiliated entities and their subsidiaries, are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised.

        In China, a company chop or seal serves as the legal representation of the company towards third parties even when unaccompanied by a signature. Each legally registered company in China is required to maintain a company chop, which must be registered with the local Public Security Bureau. In addition to this mandatory company chop, companies may have several other chops which can be used for specific purposes. The chops of our PRC subsidiaries, our consolidated affiliated entities and their subsidiaries are generally held securely by personnel designated or approved by us in accordance with our internal control procedures. To the extent those chops are not kept safe, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised and those corporate entities may be bound to abide by the terms of any documents so chopped, even if they were chopped by an individual who lacked the requisite power and authority to do so.

Risks Related to Doing Business in China and Hong Kong

         Changes in China's economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations.

        Substantially all of our operations are located in China. Accordingly, our business, prospects, financial condition and results of operations are affected significantly by the political, economic and social climate in China and continuously by the economic performance of China as a whole.

        The Chinese economy is unique from the economies of most developed countries in many respects, the more salient aspects include the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still state-owned. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China's economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting the monetary policy, and determining the different levels of treatment accorded to different industries and companies in accordance with national development policy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments, banking and shadow banking, or changes in tax regulations.

         A downturn in the Chinese or global economy could reduce the demand for personal loans and investments, which could materially and adversely affect our business and financial condition.

        The global financial markets have experienced significant disruptions since 2008 and the United States, Europe and other economies have experienced periods of recession. The recovery from the lows of 2008 and 2009 has been uneven and is facing new challenges, including the escalation of the European sovereign debt crisis from 2011 and the slowdown of the Chinese economy since 2012. It is unclear whether the Chinese economy will resume its high growth rate. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world's leading economies, including the United States and China. There have also been concerns about the economic effect of the tensions in the relationship between China and surrounding Asian countries. Economic conditions in China are sensitive to global economic conditions.

        Any prolonged slowdown in the global or Chinese economy may reduce the demand for personal loans and investments and have a negative impact on our business, results of operations and financial condition. Users would rather keep savings for further use or for any emergencies than buying products or services beyond their purchasing power during such slowdown period. if China's GDP growth drops to 5% or even lower, it would have a significant impact on both consumption and financial needs. Furthermore, potential increases in unemployment rate in an economic downturn may hurt borrowers' capability of repayment. Currently, the Chinese government is acting very firmly to create jobs through supporting micro, small and medium enterprises. However, there still remains a possibility that the restructuring of the manufacturing industry in China may cause an increase in the unemployment rates in some regions.

         Volatility of the stock market in Hong Kong.

        As we have stock business operations in Hong Kong, we are subject to the volatility of the stock market in Hong Kong. The Hong Kong stock market is directly affected by the local and international economic and socio-political environments. Any downturn in the stock market in Hong Kong will directly and adversely affect the number of active corporate finance projects in the market and therefore our performance. Historically, the local and international economic and socio-political environments fluctuated from time to time and the Hong Kong stock market was volatile due to the fluctuation. Severe fluctuation in market and economic sentiments may also result in prolonged period of sluggish market activities which would in turn have adverse impact on our business and operating performance.

         Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to us.

        The PRC legal system is based on written statutes, and prior court decisions have limited value as precedents. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties.

        In particular, PRC laws and regulations concerning the online consumer finance industry are developing and evolving. Although we have taken measures to comply with the laws and regulations that are applicable to our business operations, including the regulatory principles raised by the China Banking and Insurance Regulatory Commission, and other competent government authorities, and avoid conducting any non-compliant activities under the applicable laws and regulations, such as illegal fund-raising, forming capital pool or providing guarantee to investors. The PRC government authority may further promulgate new laws and regulations regulating the online consumer finance industry in the future. We cannot assure you that our practice would not be deemed to violate any new PRC laws or regulations relating to online consumer finance. Moreover, developments in the online consumer finance industry may lead to changes in PRC laws, regulations and policies or in the interpretation and application of existing laws, regulations and policies that may limit or restrict online consumer finance companies like us, which could materially and adversely affect our business and operations.

        From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations.

         Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

        The MOFCOM published the 2015 Draft Foreign Investment Law in January 2015 and the National People's Congress published the 2018 Draft Foreign Investment Law in December 2018 aiming to, upon enactment of such law, replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The 2018 Draft Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, it is uncertain when the draft would be signed into law and whether the final version would have any substantial changes from the 2018 Draft Foreign Investment Law.

        Among other things, the 2015 Draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of "actual control" in determining whether a company is considered an FIE. Once an entity is determined to be an FIE, it will be subject to the foreign investment restrictions or prohibitions set forth in a "catalog of special administrative measures," which is classified into the "catalog of prohibitions" and "the catalog of restrictions." Foreign investors are not allowed to invest in any sector set forth in the catalog of prohibitions. The 2018 Draft Foreign Investment Law have revised the definition of "foreign investment" and removed all references to the definitions of "actual control" or "variable interest entity structure" under the 2015 Draft Foreign Investment Law. Under the 2018 Draft Foreign Investment Law, "foreign investment" refers to following investment activities directly or indirectly conducted by foreign investors: (i) investing in any new project, establishment of a foreign-invested enterprise or increasing its investment in such enterprise independently or together with any other investor; (ii) acquiring shares, equities, properties or any other similar rights and interests of an PRC domestic enterprise by means of merger and acquisition; and (iii) other investment activities within the territory of China stipulated under PRC laws and regulations. The 2018 Draft Foreign Investment Law further specified that all "foreign investments" shall be conducted pursuant to the negative list issued or approved to be issued by the State Council.

        The "variable interest entity" structure, or VIE structure, has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions or prohibitions in China. See "—Risks Related to Our Corporate Structure" and "Corporate History and Structure." There are uncertainties as to whether the 2018 Draft Foreign Investment Law would be further amended, revised or updated. Substantial uncertainties exist with respect to the enactment timetable and final content of the draft Foreign Investment Law. We cannot assure you that the enacted version of Foreign Investment Law will not materially impact the viability of our current corporate structure, corporate governance and business operations in any aspect.

         We face uncertainties as to whether the market entry clearance could be obtained if the enacted version of the Foreign Investment Law requires us to obtain one, failure of which may have materially and adversely impact on our operations.

        The draft Foreign Investment Law does not indicate what actions shall be taken with respect to the existing companies with a VIE structure. Moreover, it is uncertain whether the online consumer finance industry, in which our consolidated affiliated entities and their subsidiaries operate, will be subject to the foreign investment restrictions or prohibitions set forth in the "catalog of special administrative measures" to be issued, although it is subject to the foreign investment restrictions set forth in the currently effective Special Management Measures for Access of Foreign Investment (Negative List 2018 Version). If the enacted version of the Foreign Investment Law and the final "catalog of special administrative measures" mandate further actions, such as the MOFCOM market entry clearance, to be completed by companies with an existing VIE structure like us, we face uncertainties as to whether such clearance can be timely obtained, or at all.

        If we are not able to obtain such clearance when required, our VIE structure may be regarded as invalid and illegal. As a result, we would not be able to (i) continue our business in China through our contractual arrangements with our consolidated affiliated entities and shareholders of our consolidated affiliated entities, (ii) exert control over our consolidated affiliated entities and their subsidiaries, (iii) receive the economic benefits of our consolidated affiliated entities and their subsidiaries under such contractual arrangements, or (iv) consolidate the financial results of our consolidated affiliated entities and their subsidiaries. Were this to occur, our results of operations and financial condition would be materially and adversely affected and the market price of our ADSs may decline.

         We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.

        The PRC government extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations.

        We only have contractual control over our digital financial account system. We do not directly own the account system due to the restriction of foreign investment in businesses providing value-added telecommunication services in China, including internet information provision services. This may significantly disrupt our business, subject us to sanctions, compromise enforceability of related contractual arrangements, or have other harmful effects on us.

        The evolving PRC regulatory system for the internet industry may lead to the establishment of new regulatory agencies. For example, in May 2011, the State Council announced the establishment of a new department, the CAC. The primary role of this new agency is to facilitate the policy-making and legislative development in this field, to direct and coordinate with the relevant departments in connection with online content administration and to deal with cross-ministry regulatory matters in relation to the internet industry.

        Our digital financial account platform, operated by our consolidated affiliated entities and their subsidiaries, provides value-added telecommunications services, which would require our consolidated affiliated entities and their subsidiaries to obtain certain value-added telecommunications business license. See "Regulation—Regulations Related to Our Business Operation in China—Regulations Related to Value-added Telecommunication Services." Furthermore, it is uncertain if our consolidated affiliated entities and their subsidiaries will be required to obtain additional value-added telecommunications business license with respect to our mobile applications and our online platforms in addition to the value-added telecommunications business licenses that have been obtained by our consolidated affiliated entities and their subsidiaries.

        The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in China, including our business. We cannot assure you that we have obtained all the permits or licenses required for conducting our business in China or will be able to maintain our existing licenses or obtain new ones. If the PRC government considers that we were operating without the proper approvals, licenses or permits or promulgates new laws and regulations that require additional approvals or licenses or imposes additional restrictions on the operation of any part of our business, it has the power, among other things, to levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our relevant business or impose restrictions on the affected portion of our business. Any of these actions by the PRC government may have a material adverse effect on our business and results of operations.

         We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

        We are a holding company, and we rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require our PRC subsidiaries to adjust its taxable income under the contractual arrangements it currently has in place with our consolidated affiliated entities and their shareholders in a manner that would materially and adversely affect their ability to pay dividends and other distributions to us. See "—Risks Related to Our Corporate Structure—Contractual arrangements in relation to our consolidated affiliated entities may be subject to scrutiny by the PRC tax authorities and they may determine that we or our consolidated affiliated entities owe additional taxes, which could negatively affect our financial condition and the value of your investment."

        Under PRC laws and regulations, our PRC subsidiaries, as wholly foreign-owned enterprises in China, may pay dividends only out of their respective accumulated after-tax profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such funds reaches 50% of its registered capital. At its discretion, a wholly foreign-owned enterprise may allocate a portion of its after-tax profits based on PRC accounting standards to discretional funds. These reserve funds and discretional funds are not distributable as cash dividends.

        Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or the SAFE, by complying with certain procedural requirements. Therefore, our PRC subsidiaries directly held by our non-PRC subsidiaries are able to pay dividends in foreign currencies to their non-PRC shareholders without prior approval from the SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation, such as the overseas investment registrations by the beneficial owners of our company who are PRC residents. However, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies.

        In response to the persistent capital outflow and RMB's depreciation against U.S. dollar in the fourth quarter of 2016, the PBOC and the SAFE have implemented a series of capital control measures, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. The PRC government may continue to strengthen its capital controls and our PRC subsidiaries' dividends and other distributions may be subjected to tighter scrutiny in the future. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See also "—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders."

         PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

        Any funds we transfer to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration or filing with relevant governmental authorities in China. According to the relevant PRC regulations on foreign-invested enterprises in China, capital contributions to our PRC subsidiaries are subject to the requirement of making necessary filings in the Foreign Investment Comprehensive Management Information System and registration with other governmental authorities in China. In addition, (a) any foreign loan procured by our PRC subsidiaries, consolidated affiliated entities and their subsidiaries is required to be filed with SAFE through the online filing system of SAFE, and (b) each of our PRC subsidiaries, consolidated affiliated entities and their subsidiaries may not procure loans which exceed a statutory upper limit. Any medium or long term loan to be provided by us to our PRC subsidiaries, consolidated affiliated entities and their subsidiaries must be recorded and registered by the NDRC and the SAFE or its local branches. We may not complete such approval, recording, filings or registrations on a timely basis, if at all, with respect to future capital contributions or foreign loans by us to our PRC subsidiaries, consolidated affiliated entities and their subsidiaries. If we fail to complete such approval, recording, filings or registrations, our ability to use the proceeds of this offering and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

        In 2008, the SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142, which used to regulate the conversion by foreign-invested enterprises of foreign currency into Renminbi by restricting the usage of converted Renminbi. On March 30, 2015, the SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19. SAFE Circular 19 took effect as of June 1, 2015 and superseded SAFE Circular 142 on the same date. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises and allows foreign-invested enterprises to settle their foreign exchange capital at their discretion, but continues to prohibit foreign-invested enterprises from using the Renminbi fund converted from their foreign exchange capitals for expenditures beyond their business scopes. On June 9, 2016, the SAFE promulgated the Circular on Reforming and Standardizing the Administrative Provisions on Capital Account Foreign Exchange, or SAFE Circular 16. SAFE Circular 19 and SAFE Circular 16 continue to prohibit foreign-invested enterprises from, among other things, using RMB fund converted from its foreign exchange capitals for expenditure beyond its business scope, securities investment or other financial investment except for guaranteed financial products issued by banks, providing loans to non-affiliated enterprises unless otherwise permitted under its business scope or constructing or purchasing real estate not for self-use. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer to and use in

China the net proceeds from this offering, which may adversely affect our business, financial condition and results of operations.

         Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of our ADSs.

        The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China's foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund (IMF) completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the RMB has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

        Significant revaluation of the Renminbi may have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars we receive from this offering into Renminbi for our operations in China, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

        Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

         Governmental control of currency conversion may limit our ability to utilize our net revenues effectively and affect the value of your investment.

        The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our net revenues in RMB. Under our current corporate structure, our company in the Cayman Islands relies on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation, such as the overseas investment registrations by the beneficial owners of our company who are PRC residents. But approval from, registration or filing with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies.

        In light of the flood of capital outflows of China in 2016 due to the weakening RMB, the PRC government has imposed more restrictive foreign exchange policies and stepped up scrutiny of major outbound capital movement. More restrictions and substantial vetting process are put in place by SAFE to regulate cross-border transactions falling under the capital account. The PRC government may at its discretion further restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

         Failure to make adequate contributions to various employee benefit plans and withhold individual income tax on employees' salaries as required by PRC regulations may subject us to penalties.

        Companies operating in China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. Companies operating in China are also required to withhold individual income tax on employees' salaries based on the actual salary of each employee upon payment. We have not made adequate employee benefit payments. Neither have we fully withheld the individual income tax in accordance with the relevant PRC laws and regulations. With respect to the underpaid employee benefits, we may be required to make up the contributions for these plans as well as to pay late fees and fines; with respect to the underwithheld individual income tax, we may be required to make up sufficient withholding and pay late fees and fines. If we are subject to late fees or fines in relation to the underpaid employee benefits and underwithheld individual income tax, our financial condition and results of operations may be adversely affected.

         The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

        The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex, including requirements that the approval from MOFCOM be obtained in circumstances where overseas companies established or controlled by PRC enterprises or natural persons acquire an affiliated PRC domestic enterprise. Moreover, the Anti-Monopoly Law requires that the MOFCOM shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, the security review rules issued by the MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise "national defense and security" concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise "national security" concerns are subject to strict review by the MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

         PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries' ability to increase their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law.

        The SAFE promulgated the Circular on Relevant Issues Relating to PRC Resident's Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, in July 2014, which replaced the previous Circular on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments through Overseas Special Purpose Vehicles, or SAFE Circular 75. SAFE Circular 37 requires PRC residents, including PRC resident individuals and PRC entities, to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC resident individuals must update their SAFE registrations when the offshore special purpose vehicle that such PRC resident individuals directly own the equity interests in undergoes material events relating to any change of basic information (including change of such PRC residents or entities, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. SAFE Circular 37 also requires a PRC entity to undergo the foreign exchange registration and updating procedure in accordance with the Provisions on Foreign Exchange Administration of the Outbound Direct Investment of Domestic Institutions, issued by the SAFE in July 2009 and other relevant regulations.

        On February 28, 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, which became effective on June 1, 2015. In accordance with SAFE Notice 13, PRC residents are required to apply for foreign exchange registration of foreign direct investment and outbound direct investment, including those required under SAFE Circular 37, with qualified banks, instead of SAFE. The qualified banks, under the supervision of SAFE, directly examine the applications and conduct the registration.

        In addition, pursuant to the Measures for the Administration of Outbound Investment promulgated by the MOFCOM in August 2014, and the Administrative Measures of Outbound Investment of Enterprises promulgated by NDRC in December 2017, both of which replaced previous rules regarding outbound direct investment by PRC entities, any outbound investment of PRC enterprises is required to be approved by or filed with MOFCOM, NDRC or their local branches. Certain state-owned enterprises may also be required to complete approval or filing procedures with state-owned assets supervision and administration authorities for some of their outbound direct investment.

        If our direct or indirect shareholders who are PRC residents do not complete their registration with the local SAFE branches or qualified banks, our PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries. Moreover, failure to comply with the SAFE registration described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

        Our founders and a number of our directors, officers and individual shareholders who indirectly hold shares in our Cayman Islands holding company and who are known to us as being PRC residents, including Yifan Ren, Lei Sun, Changxing Xiao, Dongcheng Zhang, Lei Liu, Lixing Chen, Jiachu Qu

and Zhijun Li, have completed the foreign exchange registrations in accordance with SAFE Circular 37 or SAFE Circular 75 then in effect. In October 2018, Lei Sun established a trust, of which he and his family members are beneficiaries, and transferred all shares of our company he beneficially owned to this trust. In December 2018, each of the five other directors and officers of our company established a trust, of which he and his family members are beneficiaries, and transferred all shares of our company he beneficially owned to such trust, respectively. See "Principal [and Selling Shareholders]." All beneficiaries of such trusts who are PRC residents are required to complete relevant registrations pursuant to SAFE Circular 37. We have notified the beneficiaries of the trusts who we know are PRC residents of their filing obligation, including the obligation to make initial registration or updates under SAFE Circular 37, and such beneficiaries have undertaken to complete relevant registrations as soon as such registration is practical with the local SAFE branches or qualified banks.

        However, we may not be informed of the identities of all the PRC residents holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with the requirements of SAFE Circular 37 and other outbound investment related regulations. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents have complied with, and will in the future make or obtain any applicable registrations or approvals required by, SAFE Circular 37 and other outbound investment related regulations. Failure by such shareholders or beneficial owners to comply with SAFE Circular 37 and other outbound investment related regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us or our shareholders to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries' ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

         Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

        Pursuant to SAFE Circular 37, PRC residents who participate in stock incentive plans in overseas non-publicly-listed companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose vehicles. In the meantime, our directors, executive officers and other employees who are PRC residents and who have been granted stock options by us, may follow the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, promulgated by the SAFE in 2012, or 2012 SAFE Notices. Pursuant to the 2012 SAFE Notices, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our directors, executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted stock options will be subject to these regulations when our company becomes an overseas listed company upon the completion of this offering. Failure to complete the SAFE registrations may subject them to fines and legal sanctions, and may also limit our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries' ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See "Regulation—Regulations Related to Our Business Operation in China—Regulations Related to Employee Stock Incentive Plan."

        The State Administration of Taxation, or SAT, has issued certain circulars concerning employee stock options and restricted shares. Under these circulars, our employees working in China who exercise stock options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee stock options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC governmental authorities. See "Regulation—Regulations Related to Our Business Operation in China—Regulations Related to Employee Stock Incentive Plan."

         If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.

        Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a "de facto management body" within the PRC is considered a resident enterprise and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term "de facto management body" as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. Circular 82, issued by the SAT in April 2009 and amended in January 2014, provides certain specific criteria for determining whether the "de facto management body" of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners like us, the criteria set forth in the circular may reflect the SAT's general position on how the "de facto management body" test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its "de facto management body" in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise's financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise's primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

        We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. See "Taxation—People's Republic of China Taxation." However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term "de facto management body." As substantially all of our management members are based in China, it remains unclear how the tax residency rule will apply to our case. If the PRC tax authorities determine that 9F Inc. or any of our subsidiaries outside of China is a PRC resident enterprise for PRC enterprise income tax purposes, then 9F Inc. or such subsidiary could be subject to PRC tax at a rate of 25% on its world-wide income, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. Furthermore, if the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, gains realized on the sale or other disposition of our ADSs or ordinary shares may be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from PRC sources. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs or ordinary shares.

         We may not be able to obtain certain benefits under relevant tax treaty on dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiary.

        We are a holding company incorporated under the laws of the Cayman Islands and as such rely on dividends and other distributions on equity from our PRC subsidiaries to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC "resident enterprise" to a foreign enterprise investor, unless any such foreign investor's jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, and the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, or the Circular 81, issued by the SAT, such withholding tax rate may be lowered to 5% if the PRC enterprise is at least 25% held by a Hong Kong enterprise for at least 12 consecutive months prior to distribution of the dividends and is determined by the relevant PRC tax authority to have satisfied other conditions and requirements under the Double Tax Avoidance Arrangement and other applicable PRC laws. However, based on the Circular 81, if the relevant PRC tax authority determines, in its discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authority may adjust the preferential tax treatment. Furthermore, under the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties, which became effective in November 2015, the non-resident enterprises shall determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file relevant report and materials with the tax authorities. In addition, based on the Notice on Issues concerning Beneficial Owner in Tax Treaties, or Circular 9, issued on February 3, 2018 by the SAT, which became effective from April 1, 2018, when determining the applicant's status of the "beneficial owner" regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of the applicant's income in twelve months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. See "Taxation—People's Republic of China Taxation." We cannot assure you that our determination regarding our qualification to enjoy the preferential tax treatment will not be challenged by the relevant PRC tax authority or we will be able to complete the necessary filings with the relevant PRC tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our PRC subsidiaries to 9F HK, our Hong Kong subsidiary.

         We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

        Pursuant to the Circular on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698, issued by the SAT in 2009 with retroactive effect from January 1, 2008, where a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by disposition of the equity interests of an overseas holding company, or an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (a) has an effective tax rate less than 12.5% or (b) does not tax foreign income of its residents, the non-resident enterprise, being the transferor, shall report to the competent tax authority of the PRC resident enterprise this Indirect Transfer.

        On February 3, 2015, the SAT issued a Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Resident Enterprises, or SAT Public Notice 7. SAT Public Notice 7 supersedes certain rules with respect to the Indirect Transfer under SAT Circular 698, but does not touch upon the other provisions of SAT Circular 698, which remain in force. SAT Public Notice 7 has introduced a new tax regime that is significantly different from the previous one under SAT Circular 698. SAT Public Notice 7 extends its tax jurisdiction to not only Indirect Transfers set forth under SAT Circular 698 but also transactions involving transfer of other taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Public Notice 7 provides clearer criteria than SAT Circular 698 for assessment of reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Public Notice 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a "substance over form" principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferor shall be subject to withholding of applicable taxes, currently at a rate of 10%. On October 17, 2017, SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which became effective on December 1, 2017 and abolished SAT Circular 698 as well as certain provisions in SAT Circular 7. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax. Pursuant to SAT Bulletin 37, where the party responsible to withhold such income tax did not or was unable to withhold, and the non-resident enterprise receiving such income failed to declare and pay the taxes that should have been withheld to the relevant tax authority, both of such parties may be subject to penalties.

        We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries or investments. Our company may be subject to filing obligations or taxed or subject to withholding obligations in such transactions, under SAT Public Notice 7 and SAT Bulletin 37. For transfer of shares in our company by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under SAT Public Notice 7 and SAT Bulletin 37. As a result, we may be required to expend valuable resources to comply with SAT Public Notice 7 and SAT Bulletin 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

         The audit report included in this prospectus is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, our investors are deprived of the benefits of such inspection.

        Our independent registered public accounting firm that issues the audit report included in our prospectus filed with the SEC, as auditors of companies that are traded publicly in the United States and a firm registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in the PRC, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. The joint statement reflects a heightened interest in an issue that has vexed U.S. regulators in recent years. However, it remains unclear what further actions the SEC and PCAOB will take to address the problem.

        Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms' audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor's audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

        The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor's audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

         Proceedings instituted by the SEC against five PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

        Starting in 2011 the Chinese affiliates of the "big four" accounting firms, including our independent registered public accounting firm, were affected by a conflict between U.S. and PRC law. Specifically, for certain U.S.-listed companies operating and audited in the PRC, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under PRC law, they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the China Securities Regulatory Commission, or the CSRC.

        In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms, including our independent registered public accounting firm. A first instance trial of the proceedings in July 2013 in the SEC's internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commisioners had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm's performance of certain audit work, commencement of a new proceeding against a firm, or in extreme cases the resumption of the current proceeding against all four firms.

        In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, U.S.-listed companies and the market price of our ADSs may be adversely affected.

        If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our ADSs from the [New York Stock Exchange/Nasdaq Stock Market] or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Risks Related to This Offering and Our American Depositary Shares

         There has been no public market for our ordinary shares or ADSs prior to this offering, and you may not be able to resell our ADSs at or above the price you paid, or at all.

        Prior to this initial public offering, there has been no public market for our ordinary shares or ADSs. We plan to apply to list our ADSs on the [New York Stock Exchange/Nasdaq Stock Market]. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system. If an active trading market for our ADSs does not develop after this offering, the market price and liquidity of our ADSs will be materially and adversely affected.

        Negotiations with the underwriters will determine the initial public offering price for our ADSs which may bear no relationship to their market price after the initial public offering. We cannot assure you that an active trading market for our ADSs will develop or that the market price of our ADSs will not decline below the initial public offering price.

         The market price for our ADSs may be volatile.

        The trading prices of our ADSs are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other listed companies based in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in their trading prices. The trading performances of other Chinese companies' securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009 and the second half of 2011, which may have a material adverse effect on the market price of our ADSs.

        In addition to the above factors, the price and trading volume of our ADSs may be highly volatile due to multiple factors, including the following:

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  regulatory developments affecting us, our users, or our industry;

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  conditions in the online consumer finance industries and online wealth management industry;

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  announcements of studies and reports relating to the quality of our product and service offerings or those of our competitors;

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  changes in the economic performance or market valuations of other online consumer finance and wealth management companies;

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  actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

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  changes in financial estimates by securities research analysts;

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  announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures or capital commitments;

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  additions to or departures of our senior management;

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  detrimental negative publicity about us, our management or our industry;

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  fluctuations of exchange rates between the Renminbi and the U.S. dollars;

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  release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs; and

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  sales or perceived potential sales of additional ordinary shares or ADSs.

         If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our ADSs and trading volume could decline.

        The trading market for our ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who cover us downgrade our ADSs or publish inaccurate or unfavorable research about our business, the market price for our ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our ADSs to decline.

         Because our initial public offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.

        If you purchase ADSs in this offering, you will pay more for your ADSs than the amount paid by our existing shareholders for their ordinary shares on a per ADS basis. As a result, you will experience immediate and substantial dilution of US$            per ADS, representing the difference between the assumed initial public offering price of US$            per ADS, the midpoint of the estimated range of the initial public offering price, and our net tangible book value per ADS as of December 31, 2017, after giving effect to the net proceeds to us from this offering. In addition, you may experience further dilution to the extent that our ordinary shares are issued upon the exercise of any share options. See "Dilution" for a more complete description of how the value of your investment in our ADSs will be diluted upon completion of this offering.

         Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on price appreciation of our ADSs for return on your investment.

        We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

        Our board of directors has discretion as to whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiary, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value after this offering or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

         Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.

        Sales of our ADSs in the public market after this offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. Upon completion of this offering, we will have                        shares outstanding, assuming the underwriters do not exercise their option to purchase additional ADSs. All ADSs sold in this offering will be freely transferable without restriction or additional registration under the Securities Act. The remaining ordinary shares outstanding after this offering will be available for sale, upon the expiration of the 180-daylock-up period beginning from the date of this prospectus, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. Any or all of these shares may be released prior to the expiration of the lock-up period at the discretion of the representatives of the underwriters of this offering. To the extent shares are released before the expiration of the lock-up period and sold into the market, the market price of our ADSs could decline.

        After completion of this offering, certain holders of our ordinary shares may cause us to register under the Securities Act the sale of their shares, subject to the 180-day lock-up period in connection with this offering. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of our ADSs to decline.

         The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct the voting of the underlying ordinary shares which are represented by your ADSs.

        As a holder of our ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights which attach to the underlying ordinary shares which are represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary, as the holder of the underlying ordinary shares which are represented by your ADSs. Upon receipt of your voting instructions, the depositary will endeavor to vote the underlying ordinary shares in accordance with your instructions in the event voting is by poll, and in accordance with instructions received from a majority of holders of ADSs who provide instructions in the event voting is by show of hands. The depositary will not join in demanding a vote by poll. You will not be able to directly exercise any right to vote with respect to the underlying ordinary shares unless you withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. Under our amended and restated memorandum and articles of association that will become effective immediately prior to completion of this offering, the minimum notice period required to be given by our company to our

registered shareholders for convening a general meeting is             days. When a general meeting is convened, you may not receive sufficient advance notice to enable you to withdraw the underlying shares which are represented by your ADSs and become the registered holder of such shares prior to the record date for the general meeting to allow you to attend the general meeting or to vote directly with respect to any specific matter or resolution which is to be considered and voted upon at the general meeting. In addition, under our amended and restated memorandum and articles of association that will become effective immediately prior to completion of this offering, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the underlying shares which are represented by your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. Where any matter is to be put to a vote at a general meeting, the depositary will, if we request, and subject to the terms of the deposit agreement, endeavor to notify you of the upcoming vote and to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying shares which are represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct the voting of the underlying shares which are represented by your ADSs, and you may have no legal remedy if the underlying shares are not voted as you requested.

         Except in limited circumstances, the depositary for our ADSs will give us a discretionary proxy to vote our ordinary shares underlying your ADSs if you do not instruct the depositary how to vote such shares, which could adversely affect your interests.

        Under the deposit agreement for our ADSs, the depositary will give us (or our nominee) a discretionary proxy to vote our ordinary shares underlying your ADSs at shareholders' meetings if you do not give voting instructions to the depositary as to how to vote the ordinary shares underlying your ADSs at any particular shareholders' meeting, unless:

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  we have failed to timely provide the depositary with our notice of meeting and related voting materials;

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  we have instructed the depositary that we do not wish a discretionary proxy to be given;

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  we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

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  a matter to be voted on at the meeting may have a material adverse impact on shareholders; or

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  voting at the meeting is made on a show of hands.

        The effect of this discretionary proxy is that, if you fail to give voting instructions to the depositary as to how to vote the ordinary shares underlying your ADSs at any particular shareholders' meeting, you cannot prevent our ordinary shares underlying your ADSs from being voted at that meeting, absent the situations described above, and it may make it more difficult for shareholders to influence our management. Holders of our ordinary shares are not subject to this discretionary proxy.

         Your rights to pursue claims against the depositary as a holder of ADSs are limited by the terms of the deposit agreement and the deposit agreement may be amended or terminated without your consent.

        Under the deposit agreement, any action or proceeding against or involving the depositary, arising out of or based upon the deposit agreement or the transactions contemplated thereby or by virtue of owning the ADSs may only be instituted by you in a state or federal court in New York, New York, and you, as a holder of our ADSs, will have irrevocably waived any objection which you may have to the laying of venue of any such proceeding, and irrevocably submitted to the exclusive jurisdiction of such courts in any such action or proceeding instituted by any person. Also, we may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended. See "Description of American Depositary Shares" for more information.

         Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

        We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make such rights available to you in the United States unless we register both the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Under the deposit agreement, the depositary will not make rights available to you unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective and we may not be able to establish a necessary exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings in the future and may experience dilution in your holdings.

         You may not receive dividends or other distributions on our ordinary shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.

        The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities underlying our ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of our ADSs.

         You may be subject to limitations on transfer of your ADSs.

        Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

         Certain judgments obtained against us by our shareholders may not be enforceable.

        We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. We conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, a majority of our directors and executive officers reside within China, and most of the assets of these persons are located within China. As a result, it may be difficult or impossible for you to effect service of process within the United States upon these individuals, or to bring an action against us or against these individuals in the United States in the event that you believe your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and China, see "Enforceability of Civil Liabilities."

         ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

        The deposit agreement governing the ADSs representing our ordinary shares provides that, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

        If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the City of New York, which has non-exclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before entering into the deposit agreement.

        If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us or the depositary. If a lawsuit is brought against us or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action.

        Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

         You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

        We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2018 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

        Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors will have discretion under the post-offering memorandum and articles of association we have adopted, to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

        As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Law (2018 Revision) of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see "Description of Share Capital—Differences in Corporate Law."

         The approval of the CSRC may be required in connection with this offering under PRC law.

        The M&A Rules requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to obtain the approval of the CSRC, prior to the listing and trading of such special purpose vehicle's securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and this offering may ultimately require approval from the CSRC. If CSRC approval is required, it is uncertain whether it would be possible for us to obtain the approval and any failure to obtain or delay in obtaining CSRC approval for this offering would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies.

        Our PRC counsel, Han Kun Law Offices, has advised us based on their understanding of the current PRC law, rules and regulations that the CSRC's approval is not required for the listing and trading of our ADSs on the [New York Stock Exchange/Nasdaq Stock Market] in the context of this offering, given that:

  •
  the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to this regulation;

  •
  we established our PRC subsidiaries by means of direct investment rather than by merger with or acquisition of PRC domestic companies; and

  •
  no provision in this regulation clearly classifies contractual arrangements as a type of transaction subject to its regulation.

        However, our PRC legal counsel has further advised us that there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and its opinions summarized above are subject to any new laws, regulations and rules or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC governmental agencies, including the CSRC, would reach the same conclusion as we do. If it is determined that CSRC approval is required for this offering, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to seek CSRC approval for this offering. These sanctions may include fines and penalties on our operations in the PRC, limitations on our operating privileges in the PRC, delays in or restrictions on the repatriation of the proceeds from this offering into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our China subsidiary, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. The CSRC or other PRC regulatory agencies may also take actions requiring us, or make it advisable for us, to halt this offering before the settlement and delivery of the ADSs that we are offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of the ADSs we are offering, you would be doing so at the risk that the settlement and delivery may not occur.

         You must rely on the judgment of our management as to the use of the net proceeds from this offering, and such use may not produce income or increase our ADS price.

        As of September 30, 2018, our cash and cash equivalents were RMB4,687.6 million (US$682.5 million). Immediately following the completion of this offering, we expect to receive net proceeds of approximately US$             million, or approximately US$             million if the underwriters exercise their over-allotment option in full, after deducting underwriting discounts and the estimated offering expenses payable by us. These estimates are based upon an assumed initial public offering price of US$            per ADS, the midpoint of the price range shown on the front cover page of this prospectus. However, our management will have considerable discretion in the application of the net proceeds received by us. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not improve our efforts to achieve or maintain profitability or increase our ADS price. The net proceeds from this offering may be placed in investments that do not produce income or that lose value.

         The post-offering memorandum and articles of association that we have adopted and will become effective immediately prior to the completion of this offering contain anti-takeover provisions that could discourage a third party from acquiring us and adversely affect the rights of holders of our ordinary shares and ADSs.

        We expect to adopt, subject to the approval by our shareholders, an amended and restated memorandum and articles of association that will become effective immediately prior to the completion of this offering. The post-offering memorandum and articles of association contain certain provisions that could limit the ability of others to acquire control of our company, including a provision that grants authority to our board of directors to establish and issue from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series. These provisions could have the effect of depriving our shareholders and ADS holders of the opportunity to sell their shares or ADSs at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions.

         Certain existing shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.

        Upon the completion of this offering, our directors and officers will collectively own an aggregate of        % of the total voting power of our outstanding ordinary shares immediately after the completion of this offering, assuming the underwriters do not exercise their over-allotment option. As a result, they have substantial influence over our business, including significant corporate actions such as mergers, consolidations, election of directors and other significant corporate actions.

        They may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. These actions may be taken even if they are opposed by our other shareholders, including those who purchase ADSs in this offering. In addition, the significant concentration of share ownership may adversely affect the trading price of the ADSs due to investors' perception that conflicts of interest may exist or arise. For more information regarding our principal shareholders and their affiliated entities, see "Principal [and Selling] Shareholders."

         We are an emerging growth company and may take advantage of certain reduced reporting requirements.

        We are an "emerging growth company," as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of Sarbanes-Oxley Act of 2002 for so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

        The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards.

         We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

        Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

  •
  the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

  •
  the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

  •
  the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

  •
  the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

        We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the [New York Stock Exchange/Nasdaq Stock Market]. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

         As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the [New York Stock Exchange/Nasdaq Stock Market] corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the [New York Stock Exchange/Nasdaq Stock Market] corporate governance listing standards.

        As a Cayman Islands company listed on the [New York Stock Exchange/Nasdaq Stock Market], we are subject to the [New York Stock Exchange/Nasdaq Stock Market] corporate governance listing standards. However, [New York Stock Exchange/Nasdaq Stock Market] rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the [New York Stock Exchange/Nasdaq Stock Market] corporate governance listing standards. Currently, we do not plan to rely on home country practice with respect to our corporate governance after we complete this offering. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would enjoy under the [New York Stock Exchange/Nasdaq Stock Market] corporate governance listing standards applicable to U.S. domestic issuers.

         There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or ordinary shares.

        A non-U.S. corporation will be a passive foreign investment company, or PFIC, for any taxable year if either (i) at least 75% of its gross income for such year consists of certain types of "passive" income; or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. Although the law in this regard is unclear, we intend to treat our variable interest entity (and its subsidiaries) as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operations of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. Assuming that we are the owner of our variable interest entity (and its subsidiaries) for United States federal income tax purposes, and based upon our current and expected income and assets (including goodwill and taking into account the expected proceeds from this offering) and the expected market price of the ADSs following this offering, we do not expect to be a PFIC for the current taxable year or the foreseeable future.

        While we do not expect to become a PFIC, because the value of our assets for purposes of the asset test may be determined by reference to the market price of the ADSs, fluctuations in the market price of the ADSs may cause us to become a PFIC for the current or subsequent taxable years. In addition, the composition of our income and assets will also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. If we determine not to deploy significant amounts of cash for active purposes or if it were determined that we do not own the stock of our variable interest entity for United States federal income tax purposes, our risk of becoming a PFIC may substantially increase. Because PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year. Further, because there are uncertainties in the application of the relevant rules, the IRS may challenge our classification of our income from loan facilitation, and the goodwill attributable thereto, as non-passive which may result in our being or becoming a PFIC in the current or subsequent years.

        If we were to be or become a PFIC for any taxable year during which a U.S. Holder (as defined in "Taxation—United States Federal Income Taxation") holds our ADSs or ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See "Taxation—United States Federal Income Taxation—Passive Foreign Investment Company Rules."

         We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an "emerging growth company."

        Upon completion of this offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the [New York Stock Exchange/Nasdaq Stock Market], impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.07 billion in net revenues for our last fiscal year, we qualify as an "emerging growth company" pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company's internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies. We do not plan to "opt out" of such exemptions afforded to an emerging growth company.

        We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an "emerging growth company," we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

        In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company's securities. If we were involved in a class action suit, it could divert a significant amount of our management's attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements that reflect our current expectations and views of future events. The forward looking statements are contained principally in the sections entitled "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." Known and unknown risks, uncertainties and other factors, including those listed under "Risk Factors," may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

        You can identify some of these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "is/are likely to," "potential," "continue" or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

  •
  our goals and strategies;

  •
  our expected growth of the online consumer finance and online wealth management industry in China;

  •
  our expectations regarding demand for and market acceptance of our products and services;

  •
  our expectations regarding our relationships with investors, borrowers and partners;

  •
  our future business development, results of operations and financial condition;

  •
  competition in our industry;

  •
  relevant government policies and regulations governing our corporate structure, business and industry;

  •
  our proposed use of proceeds from this offering;

  •
  general economic and business condition in China and elsewhere; and

  •
  assumptions underlying or related to any of the foregoing.

        These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in "Prospectus Summary—Our Challenges," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business," "Regulation" and other sections in this prospectus. You should read thoroughly this prospectus and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

        This prospectus contains certain data and information that we obtained from various government and private publications, including industry data and information from Oliver Wyman. Statistical data in these publications also include projections based on a number of assumptions. Our industry may not grow at the rate projected by market data, or at all. Failure of this market to grow at the projected rate may have a material and adverse effect on our business and the market price of our ADSs. In addition, the rapidly evolving nature of our industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

        The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we refer to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

 USE OF PROCEEDS

        We estimate that we will receive net proceeds from this offering of approximately US$          , or approximately US$          if the underwriters exercise their over-allotment option in full, after deducting underwriting discounts and the estimated offering expenses payable by us. These estimates are based upon an assumed initial public offering price of US$          per ADS, the mid-point of the price range shown on the front cover page of this prospectus. A $1.00 increase (decrease) in the assumed initial public offering price of US$          per ADS would increase (decrease) the net proceeds to us from this offering by US$          , assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

        The primary purposes of this offering are to create a public market for our shares for the benefit of all shareholders, retain talented employees by providing them with equity incentives, and obtain additional capital. We plan to use the net proceeds of this offering to advance our growth strategies as follows:

  •
  approximately            % for strengthening our ecosystem, including our efforts to grow the community in our ecosystem and to improve the quality of interactions on our ecosystem;

  •
  approximately            % for broadening our product offerings, including executing our plan to broaden our offered consumption scenarios loan products, to develop enhanced wealth management products and to nurture our emerging loyalty program;

  •
  approximately            % for investing in research and development, in particularly on artificial intelligence and big data technologies;

  •
  approximately            % for international expansion, including our plan to expand investment in Hong Kong and Southeast Asia, as well as our plan to applying additional licenses that are critical for executing our international business strategies; and

  •
  the balance for general corporate purposes, including funding potential acquisitions and strategic investments of the targets with advanced technology capabilities or consumption scenarios, although we have not identified any near-term investment or acquisition targets.

        The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. See "Risk Factors—Risks Related to This Offering and Our American Depositary Shares—You must rely on the judgment of our management as to the use of the net proceeds from this offering, and such use may not produce income or increase our ADS price."

        Pending any use described above, we plan to invest the net proceeds in short-term, interest-bearing, debt instruments or demand deposits.

        In using the proceeds of this offering, we are permitted under PRC laws and regulations as an offshore holding company to provide funding to our PRC subsidiaries only through loans or capital contributions and to our variable interest entities only through loans, subject to satisfaction of applicable government registration, approval and filing requirements. Subject to satisfaction of applicable government registration, approval and filing requirements, we may extend inter-company loans to our wholly foreign-owned subsidiaries, variable interest entities and their subsidiaries in China or make additional capital contributions to our wholly-foreign-owned subsidiaries to fund their capital expenditures or working capital. If we provide funding to our wholly foreign-owned subsidiaries, variable interest entities or their subsidiaries through loans, the total amount of such loans may not exceed a statutory upper limit. We cannot assure you that we will be able to obtain these government registrations, approvals or filings on a timely basis, if at all. See "Risk Factors—Risks Related to Doing Business in China and Hong Kong—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business."

        [We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.]

 DIVIDEND POLICY

        Our board of directors has complete discretion on whether to distribute dividends, subject to certain requirements of Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

        We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future after this offering. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

        We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See "Regulation—Regulations Related to Our Business Operation in China—Regulations Related to Dividend Distribution" and "Taxation—People's Republic of China Taxation."

        If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the ordinary shares underlying our ADSs to the depositary, as the registered holder of such ordinary shares, and the depositary then will pay such amounts to our ADS holders in proportion to ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See "Description of American Depositary Shares." Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

 CAPITALIZATION

        The following table sets forth our capitalization as of September 30, 2018:

  •
  on an actual basis;

  •
  on a pro forma basis to reflect the automatic conversion of all of our issued and outstanding preferred shares into ordinary shares on a one-for-one basis immediately upon the completion of this offering; and

  •
  on a pro forma as adjusted basis to reflect (i) the automatic conversion of all of our issued and outstanding preferred shares into ordinary shares on a one-for-one basis immediately upon the completion of this offering and (ii) the sale of            ordinary shares in the form of ADSs by us in this offering at an assumed initial public offering price of US$          per ADS, the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, assuming the underwriters do not exercise the over-allotment option.

        You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	As of September 30, 2018
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(in thousands)
	RMB	RMB
Mezzanine equity:
Series A convertible redeemable preferred shares (US$0.0001 par value; 119,506 shares authorized, issued and outstanding on an actual basis, and none outstanding on a pro forma or a pro forma as adjusted basis)	275,960	—
Series B convertible redeemable preferred shares (US$0.0001 par value; 28,303 shares authorized, issued and outstanding on an actual basis, and none outstanding on a pro forma or a pro forma as adjusted basis)	202,086	—
Series C convertible redeemable preferred shares (US$0.0001 par value; 50,518 shares authorized, issued and outstanding on an actual basis, and none outstanding on a pro forma or a pro forma as adjusted basis)	355,248	—
Series D convertible redeemable preferred shares (US$0.0001 par value; 35,180 shares authorized, issued and outstanding on an actual basis, and none outstanding on a pro forma or a pro forma as adjusted basis)	408,358	—
Series E convertible redeemable preferred shares (US$0.0001 par value; 500,000,000 shares authorized, 1,514,684 shares and 1,626,728 shares issued and outstanding on an actual basis, and none outstanding on a pro forma or a pro forma as adjusted basis)	136,427	—
Shareholders' equity:
Ordinary shares (US$0.0001 par value; 500,000,000 shares authorized, 1,626,728 shares issued and outstanding as of September 30, 2018; and 1,871,060 outstanding on a pro forma or a pro forma as adjusted basis)	—	—
Additional paid-in capital	2,916,687	4,294,766
Statutory reserves	259,386	259,386
Accumulated other comprehensive income	80,138	80,138
Retained earnings	2,692,095	2,692,095
Non-controlling interest	13,600	13,600
Total shareholders' equity(2)	5,961,906	7,339,985

Total capitalization(2)	7,339,985	7,339,985

Notes:

(1)
The pro forma as adjusted information discussed above is illustrative only. Our additional paid-in capital, total shareholders' equity and total capitalization following the completion of this offering are subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing.

(2)
A US$1.00 increase (decrease) in the assumed initial public offering price of US$            per share, the midpoint of the range set forth on the cover page of this prospectus, would increase (decrease) each of additional paid-in capital, total shareholders' equity, total equity and total capitalization by US$            .

 DILUTION

        If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

        Our net tangible book value as of September 30, 2018 was approximately US$859.5 million, or US$528.36 per ordinary share as of that date and US$            per ADS. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Dilution is determined by subtracting net tangible book value per ordinary share, after giving effect to the additional proceeds we will receive from this offering, from the assumed initial public offering price of US$            per ordinary share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus adjusted to reflect the ADS-to-ordinary share ratio, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

        Without taking into account any other changes in net tangible book value after September 30, 2018, other than to give effect to our sale of the ADSs offered in this offering at the assumed initial public offering price of US$            per ADS, the midpoint of the estimated range of the initial public offering price, after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of September 30, 2018 would have been US$            , or US$             per ordinary share and US$            per ADS. This represents an immediate increase in net tangible book value of US$            per ordinary share and US$            per ADS to the existing shareholders and an immediate dilution in net tangible book value of US$            per ordinary share and US$            per ADS to investors purchasing ADSs in this offering. The following table illustrates such dilution:

	Per Ordinary Share	Per ADS
Assumed initial public offering price	US$	US$
Net tangible book value as of September 30, 2018	US$	US$
Pro forma net tangible book value after giving effect to the automatic conversion of all of our outstanding preferred shares, as of September 30, 2018*	US$	US$
Pro forma as adjusted net tangible book value after giving effect to the automatic conversion of all of our outstanding preferred shares and this offering, as of September 30, 2018*	US$	US$
Amount of dilution in net tangible book value to new investors in this offering	US$	US$

Note:

*
Including 410,004 ordinary shares issuable upon exercise of outstanding share options.

        A US$1.00 increase (decrease) in the assumed public offering price of US$            per ADS would increase (decrease) our pro forma as adjusted net tangible book value after giving effect to this offering by US$            , the pro forma as adjusted net tangible book value per ordinary share and per ADS after giving effect to this offering by US$            per ordinary share and US$            per ADS and the dilution in as adjusted net tangible book value per ordinary share and per ADS to new investors in this offering by US$            per ordinary share and US$            per ADS, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and other offering expenses.

        The following table summarizes, on a pro forma as adjusted basis as of September 30, 2018, the differences between existing shareholders and the new investors with respect to the number of ordinary shares (in the form of ADSs or shares) purchased from us, the total consideration paid and the average price per ordinary share and per ADS paid before deducting the underwriting discounts and commissions and estimated offering expenses. The total number of ordinary shares does not include ordinary shares underlying the ADSs issuable upon the exercise of the over-allotment option granted to the underwriters.

Ordinary Shares Purchased
			Total Consideration			Average Price Per Ordinary Share
Average Price Per ADS
	Number	Percent	Amount	Percent
Existing shareholders*			US$		%	US$	US$
New investors			US$		%	US$	US$

Total			US$	100.0%

Note:

*
Including 410,004 ordinary shares issuable upon exercise of outstanding share options.

        The pro forma as adjusted information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

ENFORCEABILITY OF CIVIL LIABILITIES

        We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands exempted company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws than the United States and these securities laws provide significantly less protection to investors compared to the United States. In addition, Cayman Islands companies do not have standing to sue before the federal courts of the United States.

        Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

        Substantially all of our assets are located outside the United States. In addition, most of our directors and officers are nationals or residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce judgments obtained in U.S. courts against us or them, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors.

        We have appointed                , located at                as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

        Maples and Calder (Hong Kong) LLP, our counsel as to Cayman Islands law, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers that are predicated upon the federal securities laws of the United States or the securities laws of any state in the United States.

        Maples and Calder (Hong Kong) LLP has informed us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment in personam obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is given by a competent foreign court with jurisdiction to give the judgment, (b) imposes a specific positive obligation on the judgment debtor (such as an obligation to pay a liquidated sum or perform a specified obligation), (c) is final and conclusive, (d) is not in respect of taxes, a fine or a penalty; and (e) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands.

        Han Kun Law Offices, our counsel as to PRC law, has advised us that there is uncertainty as to whether the courts of China would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

        Han Kun Law Offices has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against a company in the PRC, if they can establish sufficient nexus to the PRC for a PRC court to have jurisdiction, and meet other procedural requirements, including, among others, the plaintiff must have a direct interest in the case, and there must be a concrete claim, a factual basis and a cause for the suit.

        However, it will be difficult for U.S. shareholders to originate actions against us in the PRC in accordance with PRC laws because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. shareholders, by virtue only of holding our ADSs or ordinary shares, to establish a connection to the PRC for a PRC court to have jurisdiction as required under the PRC Civil Procedures Law.

 CORPORATE HISTORY AND STRUCTURE

        We initially conducted our business through Jiufu Jinke Holdings Group Co., Ltd. ("Jiufu Jinke," formerly known as Beijing Jiufu Times Investment Consulting Co., Ltd. and Jiufu Internet Finance Holdings Group Co., Ltd., successively), a PRC company incorporated in December 2006.

        We restructured our corporate organization in 2014. In January 2014, we incorporated our current holding company in the Cayman Islands under the name of JIUFU Financial Technology Service Limited, which was later changed to 9F Inc. in June 2014. In February 2014, we incorporated JIUFU Financial Information Service Limited in Hong Kong ("9F HK"), as a wholly-owned subsidiary of 9F Inc. We incorporated Beijing Jiufu Lianyin Technology Co., Ltd. ("Jiufu Lianyin"), in June 2014 and Shanghai Jiufu Network Co., Ltd. ("Jiufu Network"), in August 2014 in China as wholly owned subsidiaries of 9F HK.

        In August 2014, Jiufu Lianyin obtained effective control over Jiufu Jinke and Beijing Puhui Lianyin Information Technology Co., Ltd. ("Beijing Puhui"), a significant consolidated affiliated entity incorporated in January 2014 through a series of contractual arrangements. In July 2015 and August 2015, we amended and restated some of the abovementioned contracts with then existing shareholders of Jiufu Jinke and Beijing Puhui.

        We currently conduct substantially all of our operations through our PRC and Hong Kong subsidiaries and our consolidated affiliated entities, Jiufu Jinke and Beijing Puhui and their subsidiaries. Jiufu Jinke controls multiple operating subsidiaries in PRC. The online lending platform business, a major part of our business, is mainly conducted by Beijing Jiufu Puhui Information Technology Co., Ltd. ("Jiufu Puhui"), a wholly owned subsidiary of Jiufu Jinke. The consumer financing business is mainly conducted by Zhuhai Jiufu Xiaojin Technology Co., Ltd. ("Zhuhai Xiaojin"), a wholly owned subsidiary of Jiufu Jinke, and Xizang Jiufu Dingdang Information Technology Co., Ltd. ("Jiufu Dingdang"), a wholly owned subsidiary of Jiufu Jinke. Two of our PRC subsidiaries, Xinjiang Jiufu Onecard Information Technology Co., Ltd. ("Xinjiang Onecard") and Zhuhai Hengqin Jiufu Technology Co., Ltd. ("Zhuhai Hengqin"), provide technical support to our group. The fixed income wealth management products are mainly provided by Jiufu Wukong (Beijing) Technology Co., Ltd. ("Jiufu Wukong"), a wholly owned subsidiary of Jiufu Jinke.

        The net revenues of Jiufu Jinke (together with its subsidiaries), Beijing Puhui, and Zhuhai Hengqin in 2017 were RMB3.6 billion (US$0.5 billion), nil, and RMB2.7 billion (US$0.4 billion), accounting for 52.7%, 0.0% and 40.0% of our total net revenues, respectively, and the total assets of Jiufu Jinke (together with its subsidiaries), Beijing Puhui, and Zhuhai Hengqin as of December 31, 2017 were RMB3.0 billion (US$0.4 billion), RMB49 thousand (US$7 thousand) and RMB1.6 billion (US$0.2 billion), accounting for 47.2%, 0.0% and 24.5% of our total assets, respectively.

        We started to offer offshore stock investment products to provide investors with access to stock trading opportunities in Hong Kong and the U.S. through 9F Primasia Securities Limited, or 9F Primasia, after we acquired the majority of its equity interest in August 2016. In 2018, we started to engage in stock distribution business and provide investors with access to stock subscription opportunities in Hong Kong through 9F Primasia. We provide insurance brokerage business in Hong Kong through 9F Wealth Management Limited, a company we acquired in July 2017.

        The following diagram illustrates our corporate structure, including our significant subsidiaries, VIEs and other significant subsidiaries held by our VIEs, as of the date of this prospectus:

        The following table sets forth the main businesses carried out by our onshore significant subsidiaries, VIEs and other onshore significant subsidiaries held by our VIEs, as of the date of this prospectus:

Entities	Description of Main Businesses
Jiufu Lianyin	Providing online financial account management service, technology support and development, and IT system support services
Jiufu Jinke	Holding company of the majority of our businesses in PRC, also providing online financial account management services
Beijing Puhui	No substantive business
Zhuhai Hengqin	Providing information consulting and risk management related services
Jiufu Wukong	Operating Wukong Licai related business and providing technology support services
Jiufu Dingdang*	No substantive business
Zhuhai Xiaojin	Providing information consulting and risk management related services
Jiufu Puhui	Operating our online lending information intermediary platform, providing information gathering and publish, credit assessment, information interaction and loan facilitation services
Xinjiang Onecard	Providing information consulting and risk management related services

Note:

*
Jiufu Dingdang provided support to micro-financial network platform account management in 2017. It stopped conducting substantive business in 2018 due to our internal business restructuring.

Contractual Arrangements Providing Us with Effective Control over Our Consolidated Affiliated Entities

        PRC laws and regulations impose restrictions on foreign ownership and investment in internet-based businesses such as value-added telecommunications services. We are a Cayman Islands company and our PRC subsidiaries are considered as foreign-invested enterprises. Pursuant to the Interim Measures on Administration of Business Activities of Online Lending Information Intermediaries which was published in August 2016, online lending information intermediary services fell within the category of value-added telecommunication services and the online lending information intermediaries should be subject to value-added telecommunication regulations. We believe the online consumer finance services offered by us constitute a type of value-added telecommunication services that foreign ownership and investment are restricted; and therefore we should conduct our principal business in China through our variable interest entities and their respective subsidiaries, based on a series of contractual arrangements by and among 9F Inc., Jiufu Lianyin, our variable interest entities and their respective shareholders, to ensure compliance with the relevant PRC laws and regulations.

        As a result, we currently conduct our PRC operations through our PRC subsidiaries and our consolidated affiliated entities, Jiufu Jinke and Beijing Puhui, which we effectively control through a series of contractual arrangements.

        The registered shareholders of Jiufu Jinke include Yifan Ren, Lei Sun, Changxing Xiao and Lifen Zhang, who holds 48%, 33.2%, 10% and 8.8% equity interests in Jiufu Jinke, respectively. The registered shareholders of Beijing Puhui include Lei Sun, Changxing Xiao, Lixing Chen, Lei Liu and

Dongcheng Zhang, who holds 46.3%, 41.7%, 5.3%, 5% and 1.7% equity interests in Beijing Puhui, respectively.

        The following is a summary of the currently effective contractual arrangements among 9F Inc., Jiufu Lianyin, Jiufu Jinke and Jiufu Jinke' shareholders. The contractual arrangements among 9F Inc., Jiufu Lianyin, Beijing Puhui and Beijing Puhui's shareholders are substantially the same. As a result of these contractual arrangements, we have the power to direct activities of our consolidated affiliated entities that most significantly impact the economic performance of these consolidated affiliated entities. We are also entitled to receive substantially all of the economic benefits as primary beneficiary and we bear the obligation to absorb any and all economic losses incurred by our consolidated affiliated entities. In addition, we have an exclusive option to purchase all or part of the equity interests in each of our consolidated affiliated entities when and to the extent permitted by the PRC law. Therefore, we are able to consolidate the financial results of our consolidated affiliated entities into our financial statements in accordance with U.S. GAAP.

  Master Exclusive Service Agreement

        Under the master exclusive service agreement between Jiufu Jinke and Jiufu Lianyin, Jiufu Lianyin has the exclusive right to provide, among other things, technical support and consulting services to Jiufu Jinke and Jiufu Jinke agrees to accept all the consultation and services provided by Jiufu Lianyin. Without Jiufu Lianyin's prior written consent, Jiufu Jinke agrees not to accept the same or any similar services provided by any third party. In addition, Jiufu Jinke irrevocably grants Jiufu Lianyin an exclusive and irrevocable option to purchase any or all of the assets and business of Jiufu Jinke at the lowest price permitted under PRC law. Jiufu Lianyin exclusively owns all intellectual property rights arising out of or created during the performance of this agreement. Jiufu Jinke agrees to pay Jiufu Lianyin a monthly service fee, which percentage may be determined and adjusted at the sole discretion of Jiufu Lianyin after taking into account factors including the complexity and difficulty of the services provided, the time consumed, the seniority of the Jiufu Lianyin employees providing services to Jiufu Jinke, the value of services provided, the market price of comparable services and the operating conditions of Jiufu Jinke. Furthermore, to the extent permitted under the PRC law, Jiufu Lianyin agrees to provide financial support to Jiufu Jinke if Jiufu Jinke has any operating loss or suffered any critical operation adversity. The agreement will remain effective unless Jiufu Lianyin terminates the agreement in writing or a relevant governmental authority rejects the renewal applications by either Jiufu Jinke or Jiufu Lianyin to renew their respective operation term provided in the business licenses upon expiration.

  Proxy Agreements and Powers of Attorney, including Amended and Restated Proxy Agreements and Powers of Attorney

        Under the proxy agreement and power of attorney, or amended and restated proxy agreement and power of attorney if applicable, by and among Jiufu Lianyin, Jiufu Jinke and each shareholder of Jiufu Jinke, each of Jiufu Jinke' shareholders irrevocably nominates, appoints and constitutes Jiufu Lianyin and its successors as its attorney-in-fact to exercise any and all of his rights as a shareholder of Jiufu Jinke, including but not limited to the right to call, attend and vote at shareholders' meetings and the right to appoint and remove directors and senior management. Each shareholder of Jiufu Jinke further covenants that, without the prior written consent of Jiufu Lianyin, such shareholder shall not exercise any shareholder's right, and if the shareholder receives any dividends, interest, any other forms of capital distributions, residual assets upon liquidation, or proceeds or consideration from the transfer of equity interest as a result of, or in connection with, such shareholder's equity interests in Jiufu Jinke, the shareholder shall, to the extent permitted by applicable laws, pass them all on to Jiufu Lianyin or its designee at no consideration. The proxy agreements and powers of attorney will remain effective as long as Jiufu Jinke exists. The shareholders of Jiufu Jinke do not have the right to terminate this agreement or revoke the appointment of the attorney-in-fact without the prior written consent of Jiufu Lianyin.

  Exclusive Option Agreements, including Amended and Restated Exclusive Option Agreements

        Under the exclusive option agreements, or amended and restated exclusive option agreements if applicable, by and among 9F Inc., Jiufu Lianyin, Jiufu Jinke and each of the shareholders of Jiufu Jinke, each shareholder of Jiufu Jinke irrevocably grants 9F Inc. or its designated person(s) an exclusive option to purchase, at any time and to the extent permitted under PRC law, all or part of his equity interests in Jiufu Jinke at a price equal to the actual capital contribution paid in the registered capital of Jiufu Jinke by such shareholder. If the above price is lower than the lowest price permitted by the PRC law, the lowest price permitted under the PRC law will apply. As agreed in the loan agreements between Jiufu Lianyin and such shareholder, if 9F Inc. designates Jiufu Lianyin as its designated person to exercise the option to purchase the equity interests in Jiufu Jinke, Jiufu Lianyin may elect to pay for the purchase by canceling the outstanding amount of loans owed by such shareholder to Jiufu Lianyin. Without 9F Inc.'s prior written consent, Jiufu Jinke and its shareholders will not sell, transfer, mortgage or otherwise dispose of Jiufu Jinke's legal or beneficial interests in its assets, business or revenues, or allow the creation of any encumbrance on such interests. To the extent permitted under applicable PRC laws, the shareholders of Jiufu Jinke also agree to timely donate to 9F Inc. or its designee any profits, interests, dividends or proceeds of liquidation received from Jiufu Jinke or proceeds received from the transfer of equity interests in Jiufu Jinke. These agreements will remain effective until all equity interests held in Jiufu Jinke by its shareholders are transferred or assigned to 9F Inc. or its designated person(s).

  Loan Agreements

        Pursuant to the loan agreements between Jiufu Lianyin and each of the shareholders of Jiufu Jinke, Jiufu Lianyin extended loans to the shareholders of Jiufu Jinke, who had contributed the loan principals to Jiufu Jinke as registered capital. The shareholders of Jiufu Jinke may repay the loans only by transferring their respective equity interests in Jiufu Jinke to 9F Inc. or its designated person(s) pursuant to the exclusive option agreements. Each loan shall be interest-free unless, in the event of a transfer of equity interests by a shareholder of Jiufu Jinke to 9F Inc. or its designated person(s) pursuant to the exclusive option agreement, the transfer price exceeds the loan principal. The excess over the loan principal shall be deemed the interest of the loan to the extent permitted under PRC law. These loan agreements will remain effective until the date of full performance by the parties of their respective obligations thereunder.

  Equity Interest Pledge Agreements, including Amended and Restated Equity Interest Pledge Agreements

        Under the equity interest pledge agreements, or amended and restated equity interest pledge agreements if applicable, among Jiufu Lianyin, Jiufu Jinke and each of the shareholders of Jiufu Jinke, the shareholders of Jiufu Jinke pledge all of their equity interests in Jiufu Jinke, including any equity interest subsequently acquired, to Jiufu Lianyin to secure the performance by Jiufu Jinke and its shareholders of their respective obligations under the contractual arrangements, including the payments due to Jiufu Lianyin for services provided. If Jiufu Jinke or the pledger breach their obligations under these contractual arrangements, Jiufu Lianyin, as the pledgee, will be entitled to certain rights and remedies including priority in receiving the proceeds from the auction or disposal of the pledged equity interests in Jiufu Jinke. Jiufu Lianyin has the right to receive dividends distributed on the pledged equity interests during the term of the pledge. The pledge becomes effective on the date when the pledge of equity interests contemplated under the agreement has been registered with the relevant local administration for industry and commerce (currently known as the administration for market regulation) and will remain valid until the master exclusive service agreement and the relevant exclusive option agreements and proxy agreement and power of attorney, expire or terminate. We have registered the equity interest pledge with the Chaoyang Branch of Beijing Administration for Industry and Commerce in Beijing.

  Spousal Consent Letters

        Pursuant to spousal consent letters, the spouse of each of the shareholders, if applicable, of Jiufu Jinke acknowledges that the equity interests in Jiufu Jinke held by and registered in the name of his spouse will be disposed of pursuant to the equity interest pledge agreement, the exclusive option agreement, the proxy agreement and power of attorney, and the loan agreement by and among 9F Inc., Jiufu Lianyin, Jiufu Jinke, the shareholders of Jiufu Jinke and his spouse. The spouses undertake not to make any assertions in connection with the equity interests in Jiufu Jinke, and agree to be bound by the afore-mentioned agreements if they receive any equity interests in Jiufu Jinke.

        In the opinion of Han Kun Law Offices, our PRC legal counsel:

  •
  the ownership structures of our PRC subsidiaries and consolidated affiliated entities, both currently and immediately after giving effect to this offering, do not and will not result in violation of any explicit provisions of PRC laws, rules or regulations currently in effect; and

  •
  the contractual arrangements among our PRC subsidiaries, our consolidated affiliated entities and the shareholders of such consolidated affiliated entities governed by PRC laws, rules and regulations both currently and immediately after giving effect to this offering are valid, binding and enforceable, and will not result in violation of any explicit provisions of PRC laws, rules or regulations currently in effect.

        However, we have been further advised by our PRC legal counsel that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, rules and regulations. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC legal counsel. We have been further advised by our PRC counsel that if the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC government restrictions on foreign investment in telecommunications businesses, we could be subject to severe penalties including being prohibited from continuing operations. See "Risk Factors—Risks Related to Our Corporate Structure."

SELECTED CONSOLIDATED FINANCIAL DATA

        The following selected consolidated statements of comprehensive income data and selected consolidated cash flows data for the years ended December 31, 2016 and 2017, and selected consolidated balance sheet data as of December 31, 2016 and 2017 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The following selected consolidated statements of comprehensive income data and selected consolidated cash flows data for the nine months ended September 30, 2017 and 2018, and the selected consolidated balance sheet data as of September 30, 2018 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods. You should read this Selected Consolidated Financial Data section together with our consolidated financial statements and the related notes and "Management's

Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2016(1)	2017(1)		2017	2018
	Restated	Restated	Restated
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for per share data)
Selected Consolidated Statements of Operations Data:
Net revenues:
Loan facilitation services	2,157,782	6,272,796	913,337	4,763,105	4,035,314	587,553
Post-origination services	41,313	256,916	37,407	189,619	291,951	42,509
Others	61,557	212,068	30,878	114,419	201,455	29,332
Total net revenues	2,260,652	6,741,780	981,622	5,067,143	4,528,720	659,394
Operating costs and expenses:
Sales and marketing(2)	(1,168,416)	(2,243,723)	(326,692)	(1,584,051)	(1,415,376)	(206,083)
Origination and servicing(3)	(168,024)	(502,050)	(73,100)	(323,982)	(338,099)	(49,228)
General and administrative(4)	(527,642)	(3,075,456)	(447,795)	(570,875)	(744,963)	(108,469)
Total operating costs and expenses	(1,864,082)	(5,821,229)	(847,587)	(2,478,908)	(2,498,438)	(363,780)
Interest income	13,422	73,639	10,721	35,002	144,433	21,031
Impairment loss	—	—	—	—	(23,094)	(3,363)
Net loss from disposal of subsidiary	—	(8,135)	(1,184)	(8,135)	(257)	(37)
Non-operating income, net	7,719	25,429	3,704	11,534	15,860	2,309
Income before income tax expense and share of profit in equity method investments	417,711	1,011,484	147,276	2,626,636	2,167,224	315,554
Income tax expense	(271,132)	(352,432)	(51,317)	(313,720)	(354,258)	(51,582)
Share of profit in equity method investments	15,047	64,701	9,421	62,232	(4,945)	(719)
Net Income	161,626	723,753	105,380	2,375,148	1,808,021	263,253

Net income attributable to the non-controlling interest shareholders	(5,588)	(126,049)	(18,353)	(121,704)	3,371	491
Net income attributable to 9F Inc.	156,038	597,704	87,027	2,253,444	1,811,392	263,744
Change in redemption value of preferred shares	—	(47,759)	(6,954)	(43,417)	(12,884)	(1,876)
Deemed dividend to preferred shareholders	—	(103,550)	(15,077)	—	—	—
Net income attributable to ordinary shareholders	156,038	446,395	64,996	2,210,027	1,798,508	261,868

Net income per ordinary shares
Basic	114.86	322.56	47.00	1,614.87	970.24	141.27
Diluted	106.69	292.83	43.00	1,467.50	861.25	125.40
Weighted average number of ordinary shares used in computing net income per share
Basic	1,239,018	1,244,137	1,244,137	1,241,473	1,626,728	1,626,728
Diluted	1,343,052	1,384,655	1,384,655	1,378,911	1,861,314	1,861,314
Net income	161,626	723,753	105,380	2,375,148	1,808,021	263,253
Other comprehensive income
Foreign currency translation adjustment, net of tax of nil	17,372	(33,065)	(4,814)	(13,499)	82,803	12,056
Unrealized gains on available for sale investments, net of tax of nil	194	1,071	156	2,554	426	62
Total comprehensive income	179,192	691,759	100,722	2,364,203	1,891,250	275,371
Total comprehensive income attributable to the non-controlling interest shareholders	(5,588)	(126,049)	(18,353)	(121,704)	3,371	491

Total comprehensive income attributable to 9F Inc.	173,604	565,710	82,369	2,242,499	1,894,621	275,862

Notes:

(1)
We have restated our consolidated financial statements for the years ended December 31, 2016 and 2017. For details, please refer to Note 21 to our consolidated financial statements included elsewhere in this prospectus.

(2)
Sales and marketing expenses include services provided by related parties of RMB168.3 million, RMB417.1 million (US$60.7 million) in 2016 and 2017, respectively, and RMB332.4 million and RMB29.1 million (US$4.2 million) for the nine months ended September 30, 2017 and 2018, respectively.

(3)
Origination and servicing expenses include services provided by related parties of RMB11.6 million, RMB81.8 million (US$11.9 million) in 2016 and 2017, respectively, and RMB55.4 million and RMB28.8 million (US$4.2 million) for the nine months ended September 30, 2017 and 2018, respectively.

(4)
General and administrative expenses include share-based compensation of RMB110.4 million, RMB2,180.5 million (US$317.5 million) in 2016 and 2017, respectively, and RMB117.8 million and RMB378.1 million (US$55.1 million) for the nine months ended September 30, 2017 and 2018, respectively.

        The following table presents our selected consolidated balance sheet data as of the dates indicated:

	As of December 31,			As of September 30,
	2016(1)	2017(1)		2018
	Restated	Restated	Restated
	RMB	RMB	US$	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheets Data:
Assets
Cash and cash equivalents	1,238,490	3,778,115	550,104	4,687,583	682,525
Restricted cash	146,129	671	98	—	—
Term deposits	—	700,000	101,922	349,818	50,934
Accounts receivable, net of allowance for doubtful accounts of RMB27,730, RMB29,611 and RMB27,117 as of December 31, 2016, 2017 and September 30, 2018, respectively	81,048	300,058	43,689	244,508	35,601
Other receivables, net of allowance for doubtful accounts of RMB5,010, RMB5,010 and RMB5,010 as of December 31, 2016, 2017 and September 30, 2018, respectively	184,029	91,428	13,312	167,777	24,429
Loan receivables	84,770	126,200	18,375	1,487,699	216,613
Prepaid expenses and other assets	139,518	524,321	76,343	338,753	49,323
Long-term investments	152,028	509,736	74,219	991,781	144,406
Total Assets	2,153,661	6,275,783	913,772	8,646,484	1,258,952

Liabilities
Deferred revenue	94,176	384,070	55,922	358,408	52,185
Income tax payable	301,219	463,977	67,556	281,266	40,953
Accrued expenses and other liabilities	500,600	795,447	115,819	638,651	92,989
Total Liabilities	939,709	1,750,732	254,911	1,306,499	190,231
Mezzanine equity:
Series A convertible redeemable preferred shares (US$0.0001 par value; 119,506 shares authorized, issued and outstanding as of December 31, 2017 and September 30, 2018, respectively; liquidation value of RMB296,032)	215,317	263,076	38,305	275,960	40,181
Series B convertible redeemable preferred shares (US$0.0001 par value; 28,303 shares authorized, issued and outstanding as of December 31, 2017 and September 30, 2018, respectively; liquidation value of nil and RMB224,467)	—	202,086	29,424	202,086	29,424
Series C convertible redeemable preferred shares (US$0.0001 par value; 50,518 shares authorized, issued and outstanding as of December 31, 2017 and September 30, 2018, respectively; liquidation value of RMB400,652)	—	355,248	51,726	355,248	51,725
Series D convertible redeemable preferred shares
(US$0.0001 par value; nil and 35,180 shares authorized, issued and outstanding as of December 31, 2017 and September 30, 2018, respectively; liquidation value of nil and RMB469,654 as of December 31, 2017 and September 30, 2018, respectively)	—	—	—	408,358	59,458
Series E convertible redeemable preferred shares
(US$0.0001 par value; nil and 10,825 shares authorized, issued and outstanding as of December 31, 2017 and September 30, 2018, respectively; liquidation value of nil and RMB157,447 as of December 31, 2017 and September 30, 2018, respectively)	—	—	—	136,427	19,864
Total Shareholders' Equity	998,635	3,704,641	539,406	5,961,906	868,069

Note:

(1)
We have restated our consolidated financial statements for the years ended December 31, 2016 and 2017. For details, please refer to Note 21 to our consolidated financial statements included elsewhere in this prospectus.

        The following table presents our selected consolidated cash flow data for 2016, 2017 and the nine months ended September 30, 2017 and 2018:

	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2016	2017		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Selected Consolidated Cash Flow Data:
Net cash provided by operating activities	413,972	2,865,590	417,238	2,630,280	1,981,607	288,527
Net cash used in investing activities	(222,910)	(1,011,683)	(147,304)	(1,205,962)	(1,628,523)	(244,980)
Net cash provided by financing activities	701	563,360	82,027	208,112	545,785	79,468
Net increase in cash, cash equivalents and restricted cash	204,499	2,394,167	348,598	1,621,791	908,797	132,323
Cash, cash equivalents and restricted cash at beginning of the period	1,180,120	1,384,619	201,604	1,384,619	3,778,786	550,202
Cash, cash equivalents and restricted cash at end of the period	1,384,619	3,778,786	550,202	3,006,410	4,687,583	682,525

Non-GAAP Financial Measure

        In evaluating our business, we consider and use adjusted net income, a non-GAAP measure, as a supplemental measure to review and assess our operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define adjusted net income as net income excluding share-based compensation expenses.

        We present this non-GAAP financial measure because it is used by our management to evaluate our operating performance and formulate business plans. We believe that adjusted net income helps identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in net income. We believe that adjusted net income provides useful information about our operating results, enhances the overall understanding of our past performance and future prospects and allows for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

        This non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as an analytical tool. One of the key limitations of using adjusted net income is that it does not reflect all items of income and expense that affect our operations. Share-based compensation expenses have been and may continue to be incurred in our business and are not reflected in the presentation of adjusted net income. Further, this non-GAAP measure may differ from the non-GAAP financial information used by other companies, including peer companies, and therefore their comparability may be limited.

        We mitigate these limitations by presenting the non-GAAP financial measure only supplementally to the most directly comparable U.S. GAAP financial measure and by reconciling the non-GAAP financial measure to the most directly comparable U.S. GAAP financial measure, which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

        The following table reconciles our adjusted net income in 2016, 2017 and the nine months ended September 30, 2017 and 2018 to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, which is net income:

	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2016(1)	2017(1)		2017	2018
	Restated	Restated	Restated
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Reconciliation of Net Income to Adjusted Net Income:
Net income	161,626	723,753	105,380	2,375,148	1,808,021	263,253
Add:
Share-based compensation expenses	110,429	2,180,505	317,488	117,841	378,124	55,056

Less:
Tax effect of adjustments(2)	—	—	—	—	—	—

Adjusted net income	272,055	2,904,258	422,868	2,492,989	2,186,145	318,309

Note:

(1)
We have restated our consolidated financial statements for the years ended December 31, 2016 and 2017. For details, please refer to Note 21 to our consolidated financial statements included elsewhere in this prospectus.

(2)
The Company was incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, it is not subject to tax on either income or capital gain. Furthermore, although some of the share-based compensation was incurred in connection with the recognition of the compensation costs of the share options and shares granted to the PRC employees of the Company, such share-based compensation expenses were not eligible for tax deduction in calculating the income tax of the Company's PRC subsidiaries VIEs and their respective PRC subsidiaries.

 MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        You should read the following discussion together with our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements about our business and operations. Our actual results may differ materially from those we currently anticipate as a result of many factors, including those we describe under "Risk Factors" and elsewhere in this prospectus. See "Special Note Regarding Forward-Looking Statements."

Overview

        We are a leading digital platform integrating and personalizing financial services in China with our footprint expanding globally. We provide a comprehensive range of financial products and services across loan products, wealth management, and payment facilitation, all integrated under a single digital financial account. According to Oliver Wyman, among the independent marketplace lending platforms in China, we are the largest online consumer finance platform in terms of outstanding balance of the loan as of December 31, 2017, and the largest wealth management platform in terms of transaction volume in 2017.

        The core of our value proposition is a digital alternative to conventional personal finance offerings which we call One Card ( ). Around One Card, we have built an ecosystem connecting borrowers, investors, financial institution partners and merchant partners. We offer revolving loan products tailored to the specific spending needs and risk profiles of our millions of One Card users. We complement One Card with diversified wealth management products. Our wealth management offerings include a comprehensive suite of solutions designed to meet the evolving needs of our investors as they grow in wealth and sophistication, including fixed income, stock, insurance and mutual fund products.

        We benefit from collaboration with a broad network of strategic partners such as China UnionPay, JD.com and China Unicom to expand our borrower and investor base. We partner with financial institution partners such as China Taiping and PICC to provide third-party credit insurance to investors that invest in loans we facilitate, which strengthens the credibility of our platform and further enlarges our investor base. We work with China Mobile as their data modeling service partner to jointly build credit risk related models. We are selective in working with partners who are additive to our ecosystem and will continue to seek to develop relationships that will enhance the experience of our borrowers, investors, institutional funding partners and merchant partners.

        Our platform is powered by a robust technology infrastructure which we can efficiently manage and grow through an open architecture. Based on the credit data collected from our own account platform as well as from external sources, we are able to apply a series of analytical methods, including artificial intelligence, to target marketing, automated credit decisioning, tiered pricing, anti-fraud modeling and loan collection. While much of our technology infrastructure is proprietary, we also collaborate with reputable think tanks, such as the China Academy of Sciences with which we establish a joint laboratory to strengthen and broaden our application of artificial intelligence technology in marketing, customer service and loan collection. Starting from the second half of 2018, we are strengthening our efforts in technology enablement by providing our advanced technologies such as artificial intelligence to empower our customers including financial institutions and companies of other various sectors in target marketing, automated credit decisioning, tiered pricing, anti-fraud modeling and loan collection.

        We generate revenues primarily from fees charged to borrowers and investors for our services in matching them with each other and for other services we provide over the loan lifecycle. Our total net revenues increased from RMB2,260.7 million in 2016 to RMB6,741.8 million (US$981.6 million) in 2017, and decreased from RMB5,067.1 million for the nine months ended September 30, 2017 to RMB4,528.7 million (US$659.4 million) for the same period of 2018. Our net income increased from

RMB161.6 million in 2016 to RMB723.8 million (US$105.4 million) in 2017, and decreased from RMB2,375.1 million for the nine months ended September 30, 2017 to RMB1,808.0 million (US$263.3 million) for the same period of 2018.

General Factors Affecting Our Results of Operations

        Our business and operating results are affected by general factors affecting China's online consumer finance industry, which include:

  •
  development of the regulatory environment for China's online consumer finance industry;

  •
  economic and market conditions; and

  •
  growth of mobile internet penetration, in particular the availability of internet infrastructure.

        In particular, the regulatory environment for China's online consumer finance industry is developing and rapidly evolving, and there are uncertainties with respect to the interpretation of the current laws and regulations. See "Regulation—Regulations Related to Our Business Operation in China." We have closely monitored the development and interpretation of laws and regulations that are likely to affect us, and will continue to monitor the same in the future. We believe that timely compliance with the currently effective laws and regulations is essential to our operation. In the event that any aspects of our business operation is found to be in violation of the currently effective laws and regulations, we may need to invest in significant financial and other resources to modify our business practice to ensure compliance. See "Risk Factors—Risks Related to Our Business and Industry—The laws and regulations governing the industries we operate in in China are developing and evolving and subject to changes, and our operations and products have been and may need to continue to be modified to ensure full compliance with applicable laws and regulations. If any of our business practice is deemed to violate any applicable laws, regulations or requirements of regulatory authorities, our business, financial condition and results of operations may be materially and adversely affected."

        Unfavorable changes in any of these general industry conditions could negatively affect demand for our services and our results of operations. Our business operations in first nine months of 2018 were negatively impacted by the tightened regulatory framework in China. See "Risk Factors—If we are unable to recover from decreases in loan origination amount and net revenues as we encountered in the nine months ended September 30, 2018 or if we are unable to successful retain existing borrowers, investors, financial institution partners or merchant partners or attract new ones, our business and results of operations may be materially and adversely affected."

Specific Factors Affecting Our Results of Operations

        While our business is influenced by general factors affecting China's online consumer finance marketplace industry generally, we believe our results of operations are more directly affected by company specific factors, including the following major factors.

Ability to Maintain and Expand our User Base in a Cost-Effective Manner

        Our revenues, to a large extent, are dependent on the growth of our user base. The number of active borrowers on our platform increased by 171.5% from approximately 1.3 million in 2016 to approximately 3.6 million in 2017, and the number of active investors on our platform increased by 66.5% from approximately 0.7 million in 2016 to approximately 1.2 million in 2017. Due to the recent challenging regulatory environment negatively affecting the growth of our business, the number of active borrowers on our platform decreased by 33.1% from approximately 2.8 million for the nine months ended September 30, 2017 to approximately 1.9 million for the same period of 2018, and the number of active investors on our platform decreased by 21.4% from approximately 1.0 million for the nine months ended September 30, 2017 to approximately 0.8 million for the same period of 2018. The number of registered users increased by 87.0% from 27.6 million as of December 31, 2016 to 51.6 million as of December 31, 2017, and further increased by 43.2% from 45.4 million as of September 30, 2017 to 65.0 million as of September 30, 2018. We are constantly seeking to improve and optimize user experience to achieve a high level of user satisfaction, which in turn helps us retain existing users and attract new users through word-of-mouth referrals. Our results of operations and ability to recover from decreases in our loan origination volume will depend, in part, on the effectiveness of our sales and marketing efforts in both borrower and investor acquisition. Driven by our target marketing, our sales and marketing expenses were 51.7%, 33.3%, and 31.3% of our total net revenues in 2016, 2017 and the nine months ended September 30, 2018, respectively. The decrease in our sales and marketing expenses as a percentage of our net revenues in 2017 was primarily attributable to the improved effectiveness of our user acquisition efforts, and in particular, user acquisition through online channels. The slight decrease of our sales and marketing expenses as a percentage of our net revenues for the nine months ended September 30, 2018 compared to 2017 was primarily because we slowed down our user acquisition efforts due to the recent challenging regulatory environment. We intend to continue to dedicate significant resources to our sales and marketing efforts and continually seek to improve the effectiveness of these efforts, in particular with regards to new user acquisition.

Ability to Access Diversified and Scalable Funding

        The growth of our business is also dependent on our ability to access diversified and scalable funding to meet our borrowers' needs. For example, beginning in 2016, we started to diversify our funding by introducing institutional funding partners under our direct lending program. See "Business—Users and Partners—Financial Institution Partners—Institutional Funding Partners." With access to both retail and wholesale funding, and the ability to adjust funding allocation between different sources, we are able to withstand seasonality and fluctuations in the supply and cost of funding. In 2016 and 2017, investors invested RMB32.5 billion and RMB88.9 billion (US$12.9 billion), respectively, and institutional funding partners invested RMB80.5 million and RMB109.6 million (US$16.0 million), respectively, in the loans we facilitated. For the nine months ended September 30, 2018, investors invested RMB64.6 billion (US$9.4 billion), and institutional funding partners invested RMB21.9 million (US$3.2 million), in the loans we facilitated. We intend to grow our direct lending program and cooperate with more institutional funding partners to further strengthen and diversify our funding.

Ability to Advance our Technologies on a Continuing Basis

        Our success to date is largely attributable to our ability to seamlessly integrate the use of technologies into provision of financial services. We have been focusing on leveraging our advanced technology capabilities such as data collection and artificial intelligence capabilities to increase the automation level of our platform and optimize our operational efficiency. Our highly advanced technology infrastructure enables us to facilitate a large number of transactions simultaneously. In 2016, 2017 and the nine months ended September 30, 2018, our net revenues per employee was approximately RMB0.3 million, RMB2.0 million (US$0.3 million) and RMB2.3 million (US$0.3 million), respectively. We also plan to invest in emerging technologies such as block-chain. As our business grows, we will continue to invest in strengthening our technology infrastructure, which may increase our expenses in the short term.

Ability to Maintain Effective Risk Management

        Our ability to make effective credit assessment and offer investors attractive risk-adjusted returns impacts our ability to attract and retain users. See "Business—Risk Management—Our proprietary Credit Assessment Process." We intend to optimize our fraud detection capabilities, improve the accuracy of our proprietary credit scoring and risk pricing models and enhance our debt collection effectiveness on a continual basis through the application of our advanced technology capabilities.

Ability to Broaden our Product Offerings

        Our growth to date has depended on, and our future success will in part depend on, successfully meeting borrower and investor demand for new loan products and innovative online wealth management products. We have made and will continue to make substantial investments to develop new loan products and online wealth management products. For borrowers, we plan to broaden consumption scenarios by consolidating more e-commerce platforms into our One Card system, and at the same time, make continuous efforts to launch new loan products in response to the evolving needs of borrowers. For investors, we aim to offer a more diversified array of investment products with attractive risk-adjusted returns to meet individual risk profiles. In particular, we plan to leverage our securities and insurance licenses to seek additional cross-selling opportunities in our newly launched product lines including insurance brokerage services and overseas stock investment products. Failure to continue to successfully broaden our product offerings could adversely affect our operating results and we may not be able to recoup the costs of developing and launching new products.

Loan Performance Data

  Delinquency Rates by Balance

        We define delinquency rate as the loan principal that was 15-30, 31-60, 61-90 and 91-180 calendar days past due as a percentage of the total balance of outstanding principal of loans originated on our platform as of a specific date. Loan products that have been transfered to non-performing loan companies are not included in the calculation of delinquency rate.

        The following table sets forth the delinquency rates for all our outstanding loan products as of December 31, 2016 and 2017 and September 30, 2018:

	Delinquent for
	15 - 30 days	31 - 60 days	61 - 90 days	91 - 180 days
December 31, 2016	0.82%	0.91%	0.57%	1.42%
December 31, 2017	0.77%	1.00%	0.89%	1.88%
September 30, 2018	0.27%	0.55%	0.63%	1.59%

        We also track the performance of the loans we originated with terms of no more than 12 months and loans we originated with terms of over 12 months. The following tables set forth the delinquency rates of all our outstanding loan products, with terms of no more than 12 months and over 12 months, as of December 31, 2016 and 2017 and September 30, 2018, respectively.

        Performance of loans with terms of no more than 12 months:

	Delinquency rates for
	15 - 30 days	31 - 60 days	61 - 90 days	91 - 180 days
December 31, 2016	0.54%	0.68%	0.75%	1.62%
December 31, 2017	0.80%	0.89%	1.05%	2.73%
September 30, 2018	0.11%	0.24%	0.26%	0.87%

        Performance of loans with terms of over 12 months:

	Delinquency rates for
	15 - 30 days	31 - 60 days	61 - 90 days	91 - 180 days
December 31, 2016	0.90%	0.97%	0.52%	1.36%
December 31, 2017	0.75%	1.06%	0.79%	1.37%
September 30, 2018	0.34%	0.69%	0.79%	1.92%

  Delinquency Rates by Vintage

        We refer to loans facilitated during a specific time as a vintage. We define vintage delinquency rate as follows:

        M3+ Delinquency Rates by Vintage    We define "M3+ Delinquency Rates by Vintage" as the total balance of outstanding principal of a vintage for which any payment of principal is over 90 calendar days past due as of a particular date (adjusted to exclude total amount of past due payments for loan principal that have been subsequently collected in the same vintage), divided by the total initial principal originated in such vintage. Loan products that have been transferred to non-performing loan companies are not included in the calculation of M3+ Delinquency Rates by Vintage.

Results of Operations

        The following table sets forth a summary of our consolidated results of operations for the periods presented, both in absolute amount and as a percentage of our total net revenues for the periods presented. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The results of operations in any period are not necessarily indicative of our future trends.

	For the Year Ended December 31,					For the Nine Months Ended September 30,
	2016(1)		2017(1)			2017		2018
	Restated		Restated	Restated
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues:
Loan facilitation services	2,157,782	95.5	6,272,796	913,337	93.1	4,763,105	94.0	4,035,314	587,553	89.1
Post-origination services	41,313	1.8	256,916	37,407	3.8	189,619	3.7	291,951	42,509	6.4
Others	61,557	2.7	212,068	30,878	3.1	114,419	2.3	201,455	29,332	4.5
Total net revenues	2,260,652	100.0	6,741,780	981,622	100.0	5,067,143	100.0	4,528,720	659,394	100.0
Operating costs and expenses:
Sales and marketing(1)	(1,168,416)	(51.7)	(2,243,723)	(326,692)	(33.3)	(1,584,051)	(31.3)	(1,415,376)	(206,083)	(31.3)
Origination and servicing(2)	(168,024)	(7.4)	(502,050)	(73,100)	(7.5)	(323,982)	(6.4)	(338,099)	(49,228)	(7.5)
General and administrative(3)	(527,642)	(23.4)	(3,075,456)	(447,795)	(45.7)	(570,875)	(11.3)	(744,963)	(108,469)	(16.4)
Total operating costs and expenses	(1,864,082)	(82.5)	(5,821,229)	(847,587)	(86.5)	(2,478,908)	(49.0)	(2,498,438)	(363,780)	(55.2)
Interest income	13,422	0.6	73,639	10,721	1.1	35,002	0.7	144,433	21,031	3.2
Impairment loss	—	—	—	—	—	—	—	(23,094)	(3,363)	(0.5)
Net loss from disposal of subsidiary	—	—	(8,135)	(1,184)	(0.1)	(8,135)	(0.2)	(257)	(37)	(0.0)
Non-operating income, net	7,719	0.3	25,429	3,704	0.4	11,534	0.2	15,860	2,309	0.4
Income before income tax expense and share of profit in equity method investments	417,711	18.5	1,011,484	147,276	15.0	2,626,636	51.8	2,167,224	315,554	47.9
Income tax expense	(271,132)	(12.0)	(352,432)	(51,317)	(5.2)	(313,720)	(6.2)	(354,258)	(51,582)	(7.8)
Share of profit (loss) in equity method investments	15,047	0.7	64,701	9,421	1.0	62,232	1.2	(4,945)	(719)	(0.1)
Net Income	161,626	7.1	723,753	105,380	10.7	2,375,148	46.9	1,808,021	263,253	39.9

Notes:

(1)
We have restated our consolidated financial statements for the years ended December 31, 2016 and 2017. For details, please refer to Note 21 to our consolidated financial statements included elsewhere in this prospectus.

(2)
Sales and marketing expenses include services provided by related parties of RMB168.3 million and RMB417.1 million (US$60.7 million) in 2016 and 2017, respectively, and RMB332.4 million and RMB29.1 million (US$4.2 million) for the nine months ended September 30, 2017 and 2018, respectively.

(3)
Origination and servicing expenses include services provided by related parties of RMB11.6 million and RMB81.8 million (US$11.9 million) in 2016 and 2017, respectively, and RMB55.4 million and RMB28.8 million (US$4.2 million) for the nine months ended September 30, 2017 and 2018, respectively.

(4)
General and administrative expenses include share-based compensation of RMB110.4 million and RMB2,180.5 million (US$317.5 million) in 2016 and 2017, respectively, and RMB117.8 million and RMB378.1 million (US$55.1 million) for the nine months ended September 30, 2017 and 2018, respectively.

Net Revenues

        Our net revenues include loan facilitation services fees, post-origination services fees and other revenues. The following table sets forth the breakdown of our net revenues, both in absolute amount and as a percentage of our total net revenues, for the periods presented:

	For the Year Ended December 31,					For the Nine Months Ended September 30,
	2016(1)		2017(1)			2017		2018
	Restated		Restated	Restated
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Loan facilitation services	2,157,782	95.5	6,272,796	913,337	93.1	4,763,105	94.0	4,035,314	587,553	89.1
Post-origination services	41,313	1.8	256,916	37,407	3.8	189,619	3.7	291,951	42,509	6.4
Others	61,557	2.7	212,068	30,878	3.1	114,419	2.3	201,455	29,332	4.5
Total net revenues	2,260,652	100.0	6,741,780	981,622	100.0	5,067,143	100.0	4,528,720	659,394	100.0

Note:

(1)
We have restated our consolidated financial statements for the years ended December 31, 2016 and 2017. For details, please refer to Note 21 to our consolidated financial statements included elsewhere in this prospectus.

  Loan facilitation service fees

        For each loan facilitated on our platform, we charge a service fee to the borrower and the investor each at certain percentage of the loan principal and allocate such fee between loan facilitation services and post-origination services that we provide. The rate of the service fees varies depending on the type, pricing and term of underlying loans. Loan facilitation services fees are the portion of service fees we charge to borrowers and investors in relation to the work we perform through our platform by matching them with each other and facilitating the origination of loan transactions.

        Nine Months Ended September 30, 2018 Compared to the Same Period of 2017.    Our loan facilitation services fees decreased by 15.3% from RMB4,763.1 million for the nine months ended September 30, 2017 to RMB4,035.3 million (US$587.6 million) for the same period of 2018. The decrease was primarily due to the decrease in the loan origination volume, which decreased from RMB38.5 billion for the nine months ended September 30, 2017 to RMB36.8 billion (US$5.4 billion) for the same period of 2018. The decrease in the loan origination volume was primarily driven by the decrease in the number of active borrowers on our platform from approximately 2.8 million for the nine months ended September 30, 2017 to approximately 1.9 million for the same period of 2018 due to the recent challenging regulatory environment negatively affecting the growth of our business.

        2017 Compared to 2016.    Our loan facilitation services fees increased by 190.7% from RMB2,157.8 million in 2016 to RMB6,272.8 million (US$913.3 million) in 2017. The increase was primarily due to the substantial increase in the loan origination volume, which increased from RMB13.9 billion in 2016 to RMB57.5 billion (US$8.4 billion) in 2017. The increase in the loan origination volume was primarily driven by the increase in number of active borrowers on our platform from approximately 1.3 million in 2016 to approximately 3.6 million in 2017.

        When the regulatory environment becomes more favorable in the future, we would expect our revenue from loan facilitation services fees to increase, as our business further grows, our user base expands, and we develop and introduce new loan products and wealth management products on our platform. However, Chinese regulatory environment is uncertain, and there might be other factors that affect our future revenue growth.

  Post-origination service fees

        Post-origination services fees are the portion of service fees charged to borrowers and investors in relation to services we provide after loan origination, such as repayment facilitation and loan collection.

        Nine Months Ended September 30, 2018 Compared to the Same Period of 2017.    Our post-origination services fees increased by 54.0% from RMB189.6 million for the nine months ended September 30, 2017 to RMB292.0 million (US$42.5 million) for the same period of 2018. The increase was primarily due to the historical increase in our loan origination volume, which was in turn driven by the historical increase in the number of active borrowers on our platform. Our post-origination service fees kept increasing for the nine months ended September 30, 2018 while our loan facilitation service fees decreased for the same period, primarily because post-origination service fees are recognized over the entire loan lifecycle and loan facilitation service fees are recognized at loan inception.

        2017 Compared to 2016.    Our post-origination services fees increased by 522.0% from RMB41.3 million in 2016 to RMB256.9 million (US$37.4 million) in 2017. The increase was primarily due to the substantial increase in the loan origination volume, which increased from RMB13.9 billion in 2016 to RMB57.5 billion (US$8.4 billion) in 2017. The increase in the loan origination volume was primarily driven by the increase in number of active borrowers on our platform from approximately 1.3 million in 2016 to approximately 3.6 million in 2017. Post-origination service fees increased at a much faster pace than loan facilitation service fees, primarily because post-origination service fees are recognized over the entire loan lifecycle and loan facilitation service fees are recognized at loan inception. To a lesser extent, the faster growth of post-origination service fees was due to change in product mix with respect to the significant increase of revolving loan products we facilitated in 2017 which is generally allocated with a higher portion of post-origination service fees than non-revolving loan products.

        When the regulatory environment becomes more favorable in the future, we would expect that post-origination service fees to increase at a faster pace, as our business further grows, our user base expands, and we develop and introduce new loan products and wealth management products on our platform. However, Chinese regulatory environment is uncertain, and there might be other factors that affect our future revenue growth.

  Others

        Other revenues mainly include penalty fees we charge to borrowers for late payment and revenues from online sales of third-party merchandise. Other revenues also include revenue of services such as insurance agency, securities brokerage and user referral. Starting from early 2018, penalty fees have been arranged to be paid to the depository account and were not included in our revenues thereafter.

        Nine Months Ended September 30, 2018 Compared to the Same Period of 2017.    Our other revenue increased by 76.1% from RMB114.4 million for the nine months ended September 30, 2017 to RMB201.5 million (US$29.3 million) for the same period of 2018. The increase was primarily due to the increase in revenues from online sales of third-party merchandise and the increase in revenues from provision of technology related services to customers.

        2017 Compared to 2016.    Our other revenue increased by 244.3% from RMB61.6 million in 2016 to RMB212.1 million (US$30.9 million) in 2017. The increase was primarily due to the increase in our penalty fee resulting from the increased loan origination volume in 2017.

Operating Costs and Expenses

        Our operating expenses consist of sales and marketing expenses, origination and servicing expenses and general and administrative expenses. The following table sets forth our operating expenses, both in absolute amount and as a percentage of our net revenues, for the periods indicated.

	For the Year Ended December 31,					For the Nine Months Ended September 30,
	2016(1)		2017(1)			2017		2018
	Restated		Restated
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Sales and marketing	1,168,416	51.7	2,243,723	326,692	33.3	1,584,051	31.3	1,415,376	206,083	31.3
Origination and servicing	168,024	7.4	502,050	73,100	7.5	323,982	6.4	338,099	49,228	7.5
General and administrative	527,642	23.4	3,075,456	447,795	45.7	570,875	11.3	744,963	108,469	16.4

Total operating costs and expenses	1,864,082	82.5	5,821,229	847,587	86.5	2,478,908	49.0	2,498,438	363,780	55.2

Note:

(1)
We have restated our consolidated financial statements for the years ended December 31, 2016 and 2017. For details, please refer to Note 21 to our consolidated financial statements included elsewhere in this prospectus.

  Sales and marketing expenses

        Sales and marketing expenses consist primarily of various marketing expenses, including those related to borrower and investor acquisition and retention and general brand and awareness building.

        Nine Months Ended September 30, 2018 Compared to the Same Period of 2017.    Our sales and marketing expenses decrease by 10.6% from RMB1,584.1 million for the nine months ended September 30, 2017 to RMB1,415.4 million (US$206.1 million) for the same period of 2018. The decrease was primarily due to the decrease in user acquistion expenses from RMB1,101.2 million for the nine months ended September 30, 2017 to RMB971.6 million (US$141.5 million) for the same period of 2018, as we slowed down our user acquisition efforts given the recent challenging regulatory environment. Our sales and marketing expenses as a percentage of our total net revenues remained stable at 31.3% for the nine months ended September 30, 2018 compared to the same period of 2017.

        2017 Compared to 2016.    Our sales and marketing expenses increased by 92.0% from RMB1,168.4 million in 2016 to RMB2,243.7 million (US$326.7 million) in 2017. The increase was primarily due to the increases in user acquisition expenses from RMB697.6 million in 2016 to RMB1,657.3 million (US$241.3 million) in 2017, driven by our continued user acquisition efforts. Our sales and marketing expenses as a percentage of our total net revenues decreased from 51.7% to 33.3% during the same period, primarily because of the significant increase in our net revenues in 2017 and the improved effectiveness of our user acquisition efforts and in particular, our user acquisition through online channels and the wider adoption of user referral strategies to acquire new users.

        The following table presents the breakdown of sales and marketing expenses, both in absolute amount and as a percentage of total sales and marketing expenses, for the periods indicated.

	For the year ended December 31,					For the nine months ended September 30,
	2016(1)		2017(1)			2017		2018
	Restated		Restated
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
User acquisition	697,620	59.7	1,657,344	241,314	73.9	1,101,181	69.5	971,624	141,471	68.6
General brand promotion	45,837	3.9	49,535	7,212	2.2	21,802	1.4	41,194	5,998	2.9
Salary and benefit	241,632	20.7	359,169	52,296	16.0	318,835	20.1	276,553	40,267	19.6
Others	183,327	15.7	177,675	25,870	7.9	142,233	9.0	126,005	18,347	8.9
Total sales and marketing expenses	1,168,416	100.0	2,243,723	326,692	100.0	1,584,051	100.0	1,415,376	206,083	100.0

Note:

(1)
We have restated our consolidated financial statements for the years ended December 31, 2016 and 2017. For details, please refer to Note 21 to our consolidated financial statements included elsewhere in this prospectus.

  Origination and servicing expenses

        Origination and servicing expenses consist primarily of variable expenses and vendor costs, including costs related to credit assessment, customer and system support, payment processing services and collection associated with facilitating and servicing loans.

        Nine Months Ended September 30, 2018 Compared to the Same Period of 2017.    Our origination and servicing expenses increased by 4.4% from RMB324.0 million for the nine months ended September 30, 2017 to RMB338.1 million (US$49.2 million) for the same period of 2018. The increase was primarily due to the increase in payment processing expenses from RMB110.6 million to RMB174.6 million (US$25.4 million), partially offset by the decrease in overdue loan collection expenses and salary and benefit expenses. The increase in payment processing expenses in the nine months ended September 30, 2018 was primarily due to the increase in payment processing fees associated with origination and servicing the loans.

        2017 Compared to 2016.    Our origination and servicing expenses increased by 198.9% from RMB168.0 million in 2016 to RMB502.1 million (US$73.1 million) in 2017, primarily due to the increases in expenses associated with collection from RMB44.4 million in 2016 to RMB245.0 million (US$35.7 million) in 2017.

  General and administrative expenses

        General and administrative expenses consist primarily of salaries, share-based compensation and other benefits granted primarily to our management, research and development personnel and finance and administrative personnel, rental, professional service fees and other expenses.

        Nine Months Ended September 30, 2018 Compared to the Same Period of 2017.    Our general and administrative expenses increased by 30.5% from RMB570.9 million for the nine months ended September 30, 2017 to RMB745.0 million (US$108.5 million) for the same period of 2018, primarily resulting from the increase in share-based compensation from RMB117.8 million for the nine months ended September 30, 2017 to RMB378.1 million (US$55.1 million) for the same period of 2018. Our share-based compensation increased for the nine months ended September 30, 2018 primarily due to new grants made for the nine months ended September 30, 2018. Our general and administrative expenses as a percentage of our total net revenues increased from 11.3% for the nine months ended September 30, 2017 to 16.4% for the same period of 2018.

        2017 Compared to 2016.    Our general and administrative expenses increased by 482.9% from RMB527.6 million in 2016 to RMB3,075.5 million (US$447.8 million) in 2017, primarily resulting from the significant increase in share-based compensation from RMB110.4 million in 2016 to RMB2,180.5 million (US$317.5 million) in 2017. Our share-based compensation increased significantly in 2017 resulting from new grants made in 2017 and modifications of the exercise price for options granted to a senior management member in 2017. Our general and administrative expenses as a percentage of our total net revenues increased from 23.4% to 45.7% during the same period.

        The following table presents the breakdown of general and administrative expenses, both in absolute amount and as a percentage of total general and administrative expenses, for the periods indicated.

	For the year ended December 31,					For the nine months ended September 30,
	2016		2017			2017		2018
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Salary and benefit	217,770	41.3	529,138	77,044	17.2	246,649	43.2	207,815	30,258	27.9
Rental	37,527	7.1	57,536	8,377	1.9	45,730	8.0	34,089	4,963	4.6
Professional service fees	66,549	12.6	100,599	14,647	3.3	34,206	6.0	34,401	5,009	4.6
Share-based compensation	110,429	20.9	2,180,505	317,488	70.8	117,840	20.6	378,124	55,056	50.8
Others	95,367	18.1	207,678	30,239	6.8	126,450	22.2	90,534	13,183	12.1
Total general and administrative expenses	527,642	100.0	3,075,456	447,795	100.0	570,875	100.0	744,963	108,469	100.0

  Interest Income

        Interest income represents interest earned on cash deposits in financial institutions, our loan receivables from third-party borrowers, and our investment in wealth management financial products.

        Nine Months Ended September 30, 2018 Compared to the Same Period of 2017.    Our interest income increased by 312.6% from RMB35.0 million for the nine months ended September 30, 2017 to RMB144.4 million (US$21.0 million) for the same period of 2018. The increase was primarily attributable to the increase of our loan receivables from RMB126.2 million as of December 31, 2017 to RMB1,487.7 million (US$216.6 million) as of September 30, 2018.

        2017 Compared to 2016.    Our interest income increased by 449.3% from RMB13.4 million in 2016 to RMB73.6 million (US$10.7 million) in 2017. The increase was primarily attributable to the increase of our cash and cash equivalents from RMB1,238.5 million in 2016 to RMB3,778.1 million (US$550.1 million) in 2017.

  Net Loss from Disposal of Subsidiary

        Nine Months Ended September 30, 2018 Compared to the Same Period of 2017.    Our net loss from disposal of subsidiary decreased from 8.1 million for the nine months ended September 30, 2017 to RMB0.3 million (US$0.04 million) for the same period of 2018. The decrease was primarily because we incurred a disposal loss of RMB23.2 million (US$3.4 million) for the nine months ended September 30, 2017 with respect to our disposal of Shenzhen Boya Chengxin Financial Service Limited ("Shenzhen Boya"), one of our then subsidiaries, offset by a disposal gain of RMB15.0 million (US$2.2 million) with respect to our disposal of Shenzhen Chaoneng Information Technology Co., Ltd. ("Shenzhen Chaoneng"), one of our then subsidiaries.

        2017 Compared to 2016.    Our net loss from disposal of subsidiary increased from nil in 2016 to RMB8.1 million (US$1.2 million) in 2017. The increase was primarily because we incurred a disposal loss of RMB23.2 million (US$3.4 million) in 2017 with respect to our disposal of Shenzhen Boya, offset by a disposal gain of RMB15.0 million (US$2.2 million) with respect to our disposal of Shenzhen Chaoneng.

  Non-operating Income, Net

        Our non-operating income, net, represents the differences between the income from government subsidies and the donations we made.

        Nine Months Ended September 30, 2018 Compared to the Same Period of 2017.    Our non-operating income, net, increased by 38.3% from RMB11.5 million for the nine months ended September 30, 2017 to RMB15.9 million (US$2.3 million) for the same period of 2018, primarily due to an increase in our income from government subsidies for the nine months ended September 30, 2018.

        2017 Compared to 2016.    Our non-operating income, net, increased by 229.9% from RMB7.7 million in 2016 to RMB25.4 million (US$3.7 million) in 2017, primarily due to an increase in our income from government subsidies in 2017.

  Income Tax Expense

        Nine Months Ended September 30, 2018 Compared to the Same Period of 2017.    We had an income tax expense of RMB354.3 million (US$51.6 million) for the nine months ended September 30, 2018, compared to an income tax expense of RMB313.7 million for the same period of 2017. The increase in our income tax expense was primarily due to an increase in the taxable income of certain of our subsidiaries, resulting in an increase in the effective tax rate applicable to our company as a whole.

        2017 Compared to 2016.    We had an income tax expense of RMB352.4 million (US$51.3 million) in 2017, compared to an income tax expense of RMB271.1 million in 2016. The increase in our income tax expense was primarily due to the improved profitability in 2017.

  Share of Profit in Equity Method Investments

        Our share of profit in equity method investments mainly represents our share of profit from WeCash Holding Ltd. ("WeCash"), one of our investees under equity method of accounting during

2016 and 2017. In 2018, we stopped applying equity method of accounting for our interest in WeCash upon the cessation of our significant influence on WeCash in February 2018.

        Nine Months Ended September 30, 2018 Compared to the Same Period of 2017.    Our share of profit in equity method investments decreased by 107.9% from RMB62.2 million for the nine months ended September 30, 2017 to a share of loss in equity method investments of RMB4.9 million (US$0.7 million) for the same period of 2018. The decrease was primarily because we stopped adopting equity method of accounting for our interest in WeCash upon the cessation of our significant influence on WeCash in February 2018.

        2017 Compared to 2016.    Our share of profit in equity method investments increased by 331.3% from RMB15.0 million in 2016 to RMB64.7 million (US$9.4 million) in 2017. The increase was primarily because the increase in our share of profit from WeCash from RMB15.3 million in 2016 to RMB80.2 million (US$11.7 million) in 2017.

  Net Income

        As a result of the foregoing, our net income increased from RMB161.6 million in 2016 to RMB723.8 million (US$105.4 million) in 2017, and decreased from RMB2,375.1 million for the nine months ended September 30, 2017 to RMB1,808.0 million (US$263.3 million) for the same period of 2018.

Non-GAAP Financial Measure

        In evaluating our business, we consider and use adjusted net income, a non-GAAP measure, as a supplemental measure to review and assess our operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define adjusted net income as net income excluding share-based compensation expenses.

        We present this non-GAAP financial measure because it is used by our management to evaluate our operating performance and formulate business plans. We believe that adjusted net income helps identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in net income. We believe that adjusted net income provides useful information about our operating results, enhances the overall understanding of our past performance and future prospects and allows for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

        This non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as an analytical tool. One of the key limitations of using adjusted net income is that it does not reflect all items of income and expense that affect our operations. Share-based compensation expenses have been and may continue to be incurred in our business and are not reflected in the presentation of adjusted net income. Further, this non-GAAP measure may differ from the non-GAAP financial information used by other companies, including peer companies, and therefore their comparability may be limited.

        We mitigate these limitations by presenting the non-GAAP financial measure only supplementally to the most directly comparable U.S. GAAP financial measure and by reconciling the non-GAAP financial measure to the most directly comparable U.S. GAAP financial measure, which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

        The following table reconciles our adjusted net income in 2016, 2017 and for the nine months ended September 30, 2017 and 2018 to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, which is net income:

	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2016(1)	2017(1)		2017	2018
	Restated	Restated
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Reconciliation of Net Income to Adjusted Net Income:
Net income	161,626	723,753	105,380	2,375,148	1,808,021	263,253
Add:
Share-based compensation expenses	110,429	2,180,505	317,488	117,841	378,124	55,056
Less:
Tax effects of adjustments(2)	—	—	—	—	—	—

Adjusted net income	272,055	2,904,258	422,868	2,492,989	2,186,145	318,309

Note:

(1)
We have restated our consolidated financial statements for the years ended December 31, 2016 and 2017. For details, please refer to Note 21 to our consolidated financial statements included elsewhere in this prospectus.

(2)
The Company was incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, it is not subject to tax on either income or capital gain. Furthermore, although some of the share-based compensation was incurred in connection with the recognition of the compensation costs of the share options and shares granted to the PRC employees of the Company, such share-based compensation expenses were not eligible for tax deduction in calculating the income tax of the Company's PRC subsidiaries, VIEs and their respective subsidiaries.

Taxation

Cayman Islands

        The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to our company levied by the government of the Cayman Islands save certain stamp duties which may be applicable, from time to time, on certain instruments executed in or brought within the jurisdiction of the Cayman Islands. The Cayman Islands are not party to any double tax treaties that are applicable to any payments made by or to our company.

Hong Kong

        Our subsidiaries incorporated in Hong Kong are subject to Hong Kong profit tax at a rate of 16.5%. Hong Kong does not impose a withholding tax on dividends.

China

        Generally, our PRC subsidiaries, variable interest entities and their respective subsidiaries, which are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%. A "high and new technology enterprise" is entitled to a favorable income tax rate of 15% and such qualification is reassessed by relevant governmental authorities every three years. For details of our subsidiaries, variable interest entities and their respective subsidiaries qualified as "high and new technology enterprises," please refer to Note 12 to our consolidated financial statements included elsewhere in this prospectus. In addition, enterprises of encouraged industries are subject to preferential tax treatment or tax exemption for certain period in certain areas of China. For details of our subsidiaries, variable interest entities and their respective subsidiaries that are subject to such preferential tax treatment or exemptions , please refer to Note 12 to our consolidated financial statements included elsewhere in this prospectus. Furthermore, Liangzi (Tianjin) Finance Lease Limited, a subsidiary of our variable interest entity, was qualified as a "small enterprise with low profits" and thus enjoyed a preferential income tax rate of 20% for 2016 and 2017.

        We are subject to value added tax, or VAT, at a rate of 17% prior to May 1, 2018 and 16% since May 1, 2018 on the sales of products, at a rate of 6% on the services we provide to borrowers and investors, in each case less any deductible VAT we have already paid or borne, except that our entities that are small-scale taxpayers are subject to VAT at a rate of 3% without any deduction. We are also subject to surcharges on VAT payments in accordance with PRC law. VAT has been phased in since May 2012 to replace the business tax that was previously applicable to the services we provide. During the periods presented, we were not subject to business tax on the services we provide.

        Dividends paid by our wholly foreign-owned subsidiaries in China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless they qualify for a special exemption. If our Hong Kong subsidiaries satisfy all the requirements under the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income and receives approval from the relevant tax authority, then dividends paid by our wholly foreign-owned subsidiary in China will be subject to a withholding tax rate of 5% instead. See "Risk Factors—Risks Related to Doing Business in China and Hong Kong—We may not be able to obtain certain benefits under relevant tax treaty on dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiary."

        If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a "resident enterprise" under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See "Risk Factors—Risks Related to Doing Business in China and Hong Kong—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders."

Discussion of Certain Balance Sheet Items

        The following table sets forth selected information from our consolidated balance sheets as of the dates indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of December 31,			As of September 30,
	2016(1)	2017(1)		2018
	Restated	Restated
	RMB	RMB	US$	RMB	US$
	(in thousands)
Assets
Cash and cash equivalents	1,238,490	3,778,115	550,104	4,687,583	682,525
Restricted cash	146,129	671	98	—	—
Term deposits	—	700,000	101,922	349,818	50,934
Accounts receivable, net of allowance for doubtful accounts of RMB27,730, RMB29,611 and RMB27,117 as of December 31, 2016, 2017 and September 30, 2018, respectively	81,048	300,058	43,689	244,508	35,601
Other receivables, net of allowance for doubtful accounts of RMB5,010, RMB5,010 and RMB5,010 as of December 31, 2016, 2017 and September 30, 2018, respectively	184,029	91,428	13,312	167,777	24,429
Loan receivables	84,770	126,200	18,375	1,487,699	216,613
Prepaid experses and other assets	139,518	524,321	76,343	338,753	49,323
Long-term investments	152,028	509,736	74,219	991,781	144,406
Total Assets	2,153,661	6,275,783	913,772	8,646,484	1,258,952

Liabilities
Deferred revenue	94,176	384,070	55,922	358,408	52,185
Income tax payable	301,219	463,977	67,556	281,266	40,953
Accrued expenses and other liabilities	500,600	795,447	115,819	638,651	92,989
Total Liabilities	939,709	1,750,732	254,911	1,306,499	190,231
Mezzanine equity:
Series A convertible redeemable preferred shares (US$0.0001 par value; 119,506 shares authorized, issued and outstanding as of December 31, 2017 and September 30, 2018, respectively; liquidation value of RMB296,032)	215,317	263,076	38,305	275,960	40,181
Series B convertible redeemable preferred shares (US$0.0001 par value; 28,303 shares authorized, issued and outstanding as of December 31, 2017 and September 30, 2018, respectively; liquidation value of RMB224,467)	—	202,086	29,424	202,086	29,424
Series C convertible redeemable preferred shares (US$0.0001 par value; 50,518 shares authorized, issued and outstanding as of December 31, 2017 and September 30, 2018, respectively; liquidation value of RMB400,652)	—	355,248	51,726	355,248	51,725
Series D convertible redeemable preferred shares (US$0.0001 par value; nil and 35,180 shares authorized, issued and outstanding as of December 31, 2017 and September 30, 2018, respectively; liquidation value of nil and RMB469,654 as of December 31, 2017 and September 30, 2018, respectively)	—	—	—	408,358	59,458
Series E convertible redeemable preferred shares (US$0.0001 par value; nil and 10,825 shares authorized, issued and outstanding as of December 31, 2017 and September 30, 2018, respectively; liquidation value of nil and RMB157,447 as of December 31, 2017 and September 30, 2018, respectively)	—	—	—	136,427	19,864
Total Shareholders' Equity	998,635	3,704,641	539,406	5,961,906	868,069

Note:

(1)
We have restated our consolidated financial statements for the years ended December 31, 2016 and 2017. For details, please refer to Note 21 to our consolidated financial statements included elsewhere in this prospectus.

Cash and Cash Equivalents

        Cash and cash equivalents represent cash on hand, demand deposits and highly liquid investments placed with banks or other financial institutions, which have original maturities less than three months. We consider all highly liquid investments with stated maturity dates of three months or less from the date of purchase to be cash equivalents.

        Our cash and cash equivalents increased by 205.1% from RMB1,238.5 million as of December 31, 2016 to RMB3,778.1 million (US$550.1 million) as of December 31, 2017 primarily due to a significant increase in operating cash flows resulting from our improved profitability in 2017.

        Our cash and cash equivalents increased by 24.1% from RMB3,778.1 million as of December 31, 2017 to RMB4,687.6 million (US$682.5 million) as of September 30, 2018 primarily because we had RMB1,981.6 million (US$288.5 million) of net cash provided by operating activities for the nine months ended September 30, 2018.

Restricted Cash

        Restricted cash mainly represents cash deposited in a custodian bank account under the former quality assurance model operated by us. In August 2016, we entered into an agreement to transfer the entire balance of the quality assurance fund to Nanfeng Guarantee. The transfer was completed in early 2018.

        Our restricted cash decreased by 99.5% from RMB146.1 million as of December 31, 2016 to RMB0.7 million (US$0.1 million) as of December 31, 2017, primarily due to our continuous transfer of money from our special account to the third-party depository account under the investor protection plan. We have nil restricted cash as of September 30, 2018 as the transfer was completed in early 2018.

Term Deposits

        Our term deposits consist of deposits placed with financial institutions with an original maturity of greater than three months and less than one year.

        Our term deposits increased from nil as of December 31, 2016 to RMB700.0 million (US$101.9 million) as of December 31, 2017, which was primarily attributable to our purchase of term deposits of RMB1,300 million (US$189.3 million), offset by our redemption of term deposits of RMB600.0 million (US$87.4 million) in 2017.

        Our term deposit decreased by 50.0% from RMB700.0 million (US$101.9 million) as of December 31, 2017 to RMB349.8 million (US$50.9 million) as of September 30, 2018, which was primarily attributable by our redemption of term deposit of RMB1,350.0 million (US$196.6 million) for the nine months ended September 30, 2018, offset by our purchase of term deposits of RMB999.8 million (US$145.6 million) for the same period of 2018.

Accounts Receivable

        Our accounts receivable, net of allowance for doubtful accounts of RMB27.7 million, RMB29.6 million (US$4.3 million) and RMB27.1 million (US$3.9 million) as of December 31, 2016, December 31, 2017 and September 30, 2018, respectively, primarily includes the service fees receivable from investors.

        Our accounts receivable increased by 270.5% from RMB81.0 million as of December 31, 2016 to RMB300.1 million (US$43.7 million) as of December 31, 2017, primarily due to the significant increase in the service fees charged to investors from RMB86.2 million in the last six months of 2016 to RMB288.8 million (US$42.1 million) for the same period of 2017. The investment commitment period of our fixed income products for 2016 and 2017 were respectively six months in general.

        Our accounts receivable decreased by 18.5% from RMB300.1 million (US$43.7 million) as of December 31, 2017 to RMB244.5 million (US$35.6 million) as of September 30, 2018 primarily due to the change of products mix as we offered more fixed income products with the revenues recognized at the inception of the investment commitment period in the nine months ended September 30, 2018.

Other Receivables

        Our other receivable, primarily includes the funds receivable from external payment network providers and accrued interest receivable. Our other receivables, net of allowance for doubtful accounts of RMB5.0 million, RMB5.0 million (US$0.7 million) and RMB5.0 million (US$0.7 million) as of December 31, 2016 and 2017 and September 30, 2018, respectively, decreased by 50.3% from RMB184.0 million as of December 31, 2016 to RMB91.4 million (US$13.3 million) as of December 31, 2017, and increased by 83.6% to RMB167.8 million (US$24.4 million) as of September 30, 2018.

Loan Receivables

        Our loan receivables mainly represent loans to third-party borrowers. Our loan receivables increased by 48.8% from RMB84.8 million as of December 31, 2016 to RMB126.2 million (US$18.4 million) as of December 31, 2017. Our loan receivables increased significantly from RMB126.2 million (US$18.4 million) as of December 31, 2017 to RMB1,487.7 million (US$216.6 million) as of September 30, 2018 primarily because we provided loans in the amount of RMB1,431.8 million (US$208.5 million) to a third party for the nine months ended September 30, 2018.

Prepaid Expenses and Other Assets

        Our prepaid expenses and other assets include deposits, advance to suppliers, segregated bank balances held on behalf of users, prepaid taxes, prepaid service fee and others.

        Our prepaid expenses and other assets increased by 275.8% from RMB139.5 million as of December 31, 2016 to RMB524.3 million (US$76.3 million) as of December 31, 2017, primarily due to an increase in advance to suppliers from RMB2.7 million as of December 31, 2016 to RMB276.2 million (US$40.2 million) as of December 31, 2017 and an increase in prepaid taxes from RMB0.8 million as of December 31, 2016 to RMB78.3 million (US$11.4 million) as of December 31, 2017.

        Our prepaid expenses and other assets decreased by 35.4% from RMB524.3 million (US$76.3 million) as of December 31, 2017 to RMB338.8 million (US$49.3 million) as of September 30, 2018, primarily due to the decrease of advance to suppliers from RMB276.2 million (US$40.2 million) as of December 31, 2017 to RMB543 thousand (US$79.1 thousand) as of September 30, 2018.

Long-term Investments

        Our long-term investments consist of investments carried at cost, equity method investments and available-for-sale investment.

        Our long-term investments increased by 235.3% from RMB152.0 million as of December 31, 2016 to RMB509.7 million (US$74.2 million) as of December 31, 2017, primarily because we deconsolidated Shenzhen Boya in 2017 and have since then accounted for our investment in Shenzhen Boya as an equity method investment.

        Our long-term investments increased by 94.6% from RMB509.7 million (US$74.2 million) as of December 31, 2017 to RMB991.8 million (US$144.4 million) as of September 30, 2018 primarily due to the increase in our investments carried at cost, in particular due to the increase in our cost method investment in Nanjing Banghang Investment Management Limited from RMB31.2 million as of December 31, 2017 to RMB281.2 million (US$40.9 million) as of September 30, 2018.

Deferred Revenue

        Deferred revenue consists of post origination service fees received or receivable from borrowers and investors for which services have not yet been provided. Deferred revenue are recognized ratably as revenue when the post-origination services are delivered during the loan period.

        Our deferred revenue increased by 307.7% from RMB94.2 million as of December 31, 2016 to RMB384.1 million (US$55.9 million) as of December 31, 2017, primarily because the service fees charged to borrowers and investors that were allocated to post-origination service revenues increased from RMB106.9 million in 2016 to RMB578.6 million (US$84.3 million) in 2017.

        Our deferred revenue decreased by 6.7% from RMB384.1 million (US$55.9 million) as of December 31, 2017 to RMB358.4 million (US$52.2 million) as of September 30, 2018 primarily because the service fees charged to borrowers and investors that were allocated to post-origination service revenues decreased from RMB447.1 million for the nine months ended September 30, 2017 to RMB294.7 million (US$42.9 million) for the same period of 2018. To a lesser extent, the decrease of deferred revenue was caused by the increases in the post-origination services revenues from RMB189.6 million in the nine months ended September 30, 2017 to RMB292.0 million (US$42.5 million) for the same period of 2018.

Income Tax Payable

        Our income tax payable increased by 54.1% from RMB301.2 million as of December 31, 2016 to RMB464.0 million (US$67.6 million) as of December 31, 2017, primarily because our net income increased from RMB161.6 million in 2016 to RMB723.8 million (US$105.4 million) in 2017. Our income tax payable decreased by 39.4% from RMB464.0 million (US$67.6 million) as of December 31, 2017 to RMB281.3 million (US$41.0 million) as of September 30, 2018 primarily due to the increase of our payment of income tax.

Accrued Expenses and Other Liabilities

        Our accrued expenses and other liabilities increased by 58.9% from RMB500.6 million as of December 31, 2016 to RMB795.4 million (US$115.8 million) as of December 31, 2017, primarily due to the increase in accrued advertising and marketing fee from RMB148.1 million in 2016 to RMB527.3 million (US$76.8 million) in 2017, which was partially offset by the decrease in payable to guarantee company from RMB145.9 million in 2016 to RMB0.7 million (US$0.1 million) in 2017. Our accrued expenses and other liabilities decreased by 19.7% from RMB795.4 million (US$115.8 million) December 31, 2017 to RMB638.7 million (US$93.0 million) as of September 30, 2018, primarily due to the decrease of accrued advertising and marketing fee from RMB527.3 million to RMB200.5 million (US$29.2 million), which was partially offset by the increase in payable related to services fee and others from RMB152.8 million to RMB242.7 million (US$35.3 million).

Liquidity and Capital Resources

Cash Flows and Working Capital

        To date, we have financed our operations primarily through cash generated by operating activities and the issuance of preferred shares in private placements. As of December 31, 2016 and 2017 and September 30, 2018, we had RMB1,238.5 million, RMB3,778.1 million (US$550.1 million) and RMB4,687.6 million (US$682.5 million), respectively, in cash and cash equivalents. Our cash and cash equivalents represent cash on hand, demand deposits and highly liquid investments placed with banks or other financial institutions, which have original maturities less than three months. We consider all highly liquid investments with stated maturity dates of three months or less from the date of purchase to be cash equivalents. We believe that our current cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures for the 12 months following this offering. We may, however, need additional capital in the future to fund our continued operations. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

        Although we consolidate the results of our consolidated variable interest entity and its subsidiaries, we only have access to the assets or earnings of our consolidated variable interest entity and its subsidiaries through our contractual arrangements with our consolidated variable interest entity and its shareholders. See "Corporate History and Structure." For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see "—Holding Company Structure."

        Substantially all of our future revenues are likely to continue to be in the form of RMB. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiary is allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, current PRC regulations permit our PRC subsidiary to pay dividends to us only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Our PRC subsidiary is required to set aside at least 10% of its after-tax profits after making up previous years' accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Furthermore, capital account transactions, which include foreign direct investment and loans, must be approved by and/or registered with SAFE and its local branches. See "Risk Factors—Risks Related to Doing Business in China and Hong Kong—Governmental control of currency conversion may limit our ability to utilize our net revenues effectively and affect the value of your investment."

        The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2016	2017		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash provided by operating activities	413,972	2,865,590	417,238	2,630,280	1,981,607	288,527
Net cash used in investing activities	(222,910)	(1,011,683)	(147,304)	(1,205,962)	(1,682,523)	(244,980)
Net cash provided by financing activities	701	563,360	82,027	208,112	545,785	79,468
Net increase in cash, cash equivalents and restricted cash	204,499	2,394,167	348,598	1,621,791	908,797	132,323
Cash, cash equivalents and restricted cash at beginning of the period	1,180,120	1,384,619	201,604	1,384,619	3,778,786	550,202
Cash, cash equivalents and restricted cash at end of the period	1,384,619	3,778,786	550,202	3,006,410	4,687,583	682,525

  Operating Activities

        Our net cash provided by operating activities was RMB1,981.6 million (US$288.5 million) for the nine months ended September 30, 2018. For the nine months ended September 30, 2018, the principal items accounting for the difference between our net cash provided by operating activities and our net income of RMB1,808.0 million (US$263.3 million) primarily resulted from the share-based compensation of RMB378.1 million (US$55.1 million), partially offset by a decrease in taxes payable of RMB182.7 million (US$26.6 million). The share-based compensation was primarily due to our recognition of the compensation costs of the share options granted. The decrease in the tax payable was due to the increase of our payment of income tax.

        Our net cash provided by operating activities was RMB2,865.6 million (US$417.2 million) in 2017. In 2017, the principal items accounting for the difference between our net cash provided by operating activities and our net income of RMB723.8 million (US$105.4 million) primarily resulted from the share based compensation of RMB2,180.5 million (US$317.5 million), partially offset by an increase in prepaid expenses and other assets of RMB385.4 million (US$56.1 million) and an increase in amount due to related parties of RMB229.9 million (US$33.5 million). The share based compensation was primarily due to our recognition of the compensation costs of the share options and shares granted. The increase in prepaid expenses and other assets was primarily due to the increase in advances made to our suppliers in 2017. The increase in amount due to related parties was primarily due to our disposal and deconsolidation of Shenzhen Boya in 2017 which made Kashi Boya, a subsidiary of Shenzhen Boya one of our related parties in 2017 and the fees to be paid by us to Kashi Boya after the deconsolidation account for the increase in amount due to related parties.

        Our net cash provided by operating activities was RMB414.0 million in 2016. In 2016, the principal items accounting for the difference between our net cash provided by operating activities and our net income of RMB161.6 million were primarily resulted from an increase in income tax payable of RMB262.6 million, an increase in accrued expenses and other liabilities of RMB195.3 million, and the share-based compensation of RMB110.4 million, partially offset by an decrease in quality assurance fund payable of RMB258.5 million and an increase in other receivables of RMB219.0 million. The increase in income tax payable was primarily due to the increase in our net income in 2016. The increase in accrued expenses and other liabilities was due to an increase in payable to a guarantee company reflecting the balance of the quality assurance fund that has not been transferred to the depository account.

  Investing Activities

        Net cash used in investing activities was RMB1,682.5 million (US$245.0 million) for the nine months ended September 30, 2018, which was primarily attributable to the payment for the origination of loan receivables of RMB1,710.9 million (US$249.1 million) and purchase of term deposits of RMB999.8 million (US$145.6 million), partially offset by redemption of term deposits of RMB1,350.0 million (US$196.6 million).

        Net cash used in investing activities was RMB1,011.7 million (US$147.3 million) in 2017, which was primarily attributable to our purchase of term deposits of RMB1,300.0 million (US$189.3 million), partially offset by our redemption of term deposits of RMB600.0 million (US$87.4 million).

        Net cash used in investing activities was RMB222.9 million in 2016, which was primarily attributable to our loans to third parties of RMB84.8 million and our purchase of cost method investments of RMB47.2 million.

  Financing Activities

        Net cash provided by financing activities was RMB545.8 million (US$79.5 million) for the nine months ended September 30, 2018, which was primarily attributable to our preferred share issuance in the nine months ended September 30, 2018, net of issuance cost of RMB0.5 million.

        Net cash provided by financing activities was RMB563.4 million (US$82.0 million) in 2017, which was primarily attributable to proceeds of RMB557.3 million (US$81.1 million) from our preferred share issuance in 2017, net of issuance cost of RMB0.6 million.

        Net cash provided by financing activities was RMB0.7 million in 2016, which was attributable to capital contribution by non-controlling shareholders in 2016.

  Capital Expenditures

        We had capital expenditures of RMB20.1 million, RMB47.7 million (US$6.9 million) and RMB44.2 million (US$6.4 million) in 2016, 2017 and for the nine months ended September 30, 2018, respectively. In these periods, our capital expenditures were mainly used for leasehold improvements and purchases of property, equipment and software. Our capital expenditures for 2018 are expected to be approximately RMB60.0 million (US$8.7 million), consisting primarily of expenditures related to the expansion and enhancement of our IT infrastructure. We will continue to make capital expenditures to meet the expected growth of our business.

Contractual Obligations

        The following table sets forth our contractual obligations as of December 31, 2017:

	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	(in RMB thousands)
Operating Lease Obligations	70,130	33,527	34,038	2,565	—

        The following table sets forth our contractual obligations as of September 30, 2018:

	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	(in RMB thousands)
Operating Lease Obligations	249,422	26,831	179,973	36,656	5,962

        Our operating lease obligations relate to our leases of office premises and cloud infrastructure to support our core business system. We lease certain office premises and such cloud infrastructure under non-cancelable operating lease arrangements.

        Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2017 and September 30, 2018, respectively. There is no material change outside the ordinary course of our business in the specified contractual obligations during the nine months ended September 30, 2018.

Off-Balance Sheet Arrangements

        We have not entered into any material financial guarantees or other commitments to guarantee the payment obligations of any third parties and do not assume credit risk in loans facilitated through our platform. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder's equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Holding Company Structure

        9F Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiary, our consolidated variable interest entity and its subsidiaries in China. As a result, 9F Inc.'s ability to pay dividends depends upon dividends paid by our PRC subsidiary. If our existing PRC subsidiary or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiary in China is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and our consolidated variable interest entities in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our wholly foreign-owned subsidiary in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and our consolidated variable interest entities may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

Inflation

        Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2016 and December 2017 were increases of 2.1% and 1.6%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Exchange Risk

        All of our revenues and substantially all of our expenses are denominated in RMB. Our exposure to foreign exchange risk primarily relates to cash and cash equivalent denominated in U.S. dollars. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and RMB because the value of our business is effectively denominated in RMB, while our ADSs will be traded in U.S. dollars.

        The conversion of RMB into foreign currencies, including U.S. dollars, is based on rates set by the PBOC. The PRC government allowed the RMB to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Between June 2010 and August 2015, the PRC government has allowed the RMB to appreciate slowly against the U.S. dollar again. Since August 2015, the RMB has significantly depreciated against the U.S. dollar. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

        To the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amounts available to us.

        We estimate that we will receive net proceeds of approximately US$             million from this offering if the underwriters do not exercise their option to purchase additional ADSs, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us, based on the initial offering price of US$            per ADS, the midpoint of the estimated initial public offering price range shown on the cover page of this prospectus. Assuming that we convert the full amount of the net proceeds from this offering into Renminbi, a 10% appreciation of the U.S. dollar against the Renminbi, from the exchange rate of RMB6.5063 for US$1.00 as of December 29, 2017 to a rate of Renminbi            to US$1.00, will result in an increase of RMB             million in our net proceeds from this offering. Conversely, a 10% depreciation of the U.S. dollar against the Renminbi, from the exchange rate of RMB6.8680 for US$1.00 as of September 30, 2018 to a rate of Renminbi            to US$1.00, will result in a decrease of RMB             million in our net proceeds from this offering.

Interest Rate Risk

        We have not been exposed to material risks due to changes in market interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.

        For example, in a falling interest rate environment, potential borrowers may seek lower priced loans from other channels if we do not lower the interest and fee rates on our loan products. In a rising interest rate environment, potential investors may seek higher return investments from other channels if we do not increase the return on our wealth management programs. We do not expect that the fluctuation of interest rates will havea material impact on our financial condition. However, we cannot provide assurance that we will not be exposed to material risks due to changes in market interest rate in the future. See "Risk Factors—Risks Related to Our Business—Fluctuations in interest rates could negatively affect our business."

        After the completion of this offering, we may invest the net proceeds we receive from the offering in interest-earning instruments. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall.

Critical Accounting Policies, Judgments and Estimates

        We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect (i) the reported amounts of assets and liabilities, (ii) disclosure of contingent assets and liabilities at the end of each reporting period, and (iii) the reported amounts of revenues and expenses during each reporting period. We continually evaluate these estimates and assumptions based on historical experience, knowledge and assessment of current business and other conditions, expectations regarding the future based on available information and reasonable assumptions, which together form a basis for making judgments about matters not readily apparent from other sources. The use of estimates is an integral component of the financial reporting process, though actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our financial statements as their application places the most significant demands on the judgment of our management.

  Consolidation of Variable Interest Entity

        As foreign-invested companies engaged in internet value-added businesses are subject to stringent requirements compared with Chinese domestic enterprises under the current PRC laws and regulations, our PRC subsidiary, WFOE, and its subsidiaries, as foreign-invested companies, do not meet all such requirements and therefore none of them is permitted to engage in such business in China. Therefore, we elected to conduct such business in China through Jiufu Jinke and Beijing Puhui, our VIEs, and their subsidiaries (collectively the "VIEs"), which are PRC domestic companies beneficially owned by us.

        Since we do not have any equity interests in the VIEs in order to exercise effective control over their operations, through WFOE, we have entered into a series of contractual arrangements with the VIEs and their shareholders, pursuant to which we are entitled to receive effectively all economic benefits generated from the VIEs. The exclusive option agreements and voting rights proxy agreements (i.e., power of attorney) provide us with effective control over the VIEs, while the equity interest pledge agreements secure the equity owners' obligations under the relevant agreements. Because we have both the power to direct the activities of the VIEs that most significantly affect their economic performance and the right to receive substantially all of the benefits from the VIEs, we are deemed the primary beneficiary of the VIEs. Accordingly, we have consolidated the financial statements of the VIEs. The aforementioned contractual agreements are effective agreements between a parent and a consolidated subsidiary, neither of which is accounted for in the consolidated financial statements (i.e., a call option on subsidiary shares under the exclusive option agreement or a guarantee of subsidiary performance under the equity pledge agreement) or are ultimately eliminated upon consolidation (i.e., service fees under the master exclusive service agreement).

        We believe that our contractual arrangements with Jiufu Jinke and Beijing Puhui and their shareholders are in compliance with PRC law and are legally enforceable. However, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. The interests of the shareholders of Jiufu Jinke and Beijing Puhui may diverge from that of our company, which may potentially increase the risk that they would seek to act contrary to the contractual terms.

  Revenue recognition

        We have early adopted ASU 2014 09, Revenue from Contracts with Customers (Topic 606) and all subsequent ASUs that modified ASC 606 on January 1, 2017 and have elected to apply it retrospectively for the year ended December 31, 2016.

        The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, we apply the following steps:

  •
  Step 1: Identify the contract(s) with a customer

  •
  Step 2: Identify the performance obligations in the contract

  •
  Step 3: Determine the transaction price

  •
  Step 4: Allocate the transaction price to the performance obligations in the contract

  •
  Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

Online lending platform revenue

        Through our online platform, we provide loan facilitation services on personal financing product, One Card, under which the holders of One Card can apply for loans on a revolving basis ("revolving loan products"). We also provide one-time loan facilitation services to meet various consumption needs of the borrowers ("non-revolving loan product"). For revolving loan products and non-revolving loan products, our services provided consist of:

  (a)
  matching marketplace investors to potential qualified borrowers and facilitating the execution of loan agreements between the parties (referred to as "loan facilitation service"); and

  (b)
  post origination services: providing repayment processing services for the marketplace investors and borrowers over the loan term, including repayment reminders and following up on late repayments (referred to as "post origination services").

        We have determined that we are not the legal lender or borrower in the loan origination and repayment process, but acting as an intermediary to bring the lender and the borrower together. Therefore, we do not record the loans receivable or payable arising from the loans facilitated between the investors and borrowers on our platform.

        We consider our customers to be both the investors and borrowers. We consider the loan facilitation service and post origination services as two separate services, which represent two separate performance obligations under Topic 606, as these two deliverables are distinct in that customers can benefit from each service on its own and we promise to deliver the services are separately identifiable from each other in the contract.

        We determine the total transaction price to be the service fees chargeable from the borrowers and investors. The transaction price is allocated to the loan facilitation services and post origination services using their relative standalone selling prices consistent with the guidance in Topic 606. We do not have observable standalone selling price information for the loan facilitation services or post origination services because we do not provide loan facilitation services or post origination services on a standalone basis. There is no direct observable standalone selling price for similar services in the market that is reasonably available to us. As a result, we use an expected cost plus margin approach to estimate the standalone selling prices of loan facilitation services and post origination services as the basis of revenue allocation which involves significant judgements. In estimating the standalone selling price for the loan facilitation services and post origination services, we consider the cost incurred to deliver such services, profit margin for similar arrangements, customer demand, effect of competitors on our services, and other market factors.

        For each type of services, we recognize revenue when (or as) we satisfy the service or performance obligation by transferring a promised good or service (that is, an asset) to a customer. Revenues from loan facilitation are recognized at the time a loan is originated between the investor and the borrower and the principal loan balance is transferred to the borrower, at which time the loan facilitation service is considered completed. Revenues from post origination services are recognized on a straight line basis over the term of the underlying loans as the services are provided ratably on a monthly basis. A majority of the service fee is charged to the borrowers, which is collected upfront upon at the loan inception. Investors pay service fees to us either at the beginning and at the end of the investment commitment period (in terms of automated investing tools) or over the terms of the loan (in terms of self-directing investing tools). In 2016, 2017, and for the nine months ended September 30, 2018, service fees charged at the beginning or at the end of the investment commitment period or over the terms of the loans in the periods presented were calculated to be equal to an annualized interest rate ranging from 0.5% to 1.0% based on the investment amount and the investment term. Service fees charged to borrowers and investors, including the service fees charged to investors collected at the end of the investment commitment period or over the terms of the loans in the periods presented, were combined as contract price to be allocated to the two performance obligations relating to loan facilitation services and post-origination services, and recognized as revenue when the relevant services are delivered. Revenue recognized related to service fees not yet received from investors that will be collected at the end of the investment commitment period and over the commitment period are recorded as accounts receivable. In 2016 and 2017, the service fees charged to borrowers were

RMB2.4 billion and RMB7.1 billion (US$1.0 billion), respectively. The service fees charged to investors were RMB152.6 million and RMB461.9 million (US$67.3 million), including service fees charged to investors at the inception of the investment terms of nil and nil, service fees charged to investors at the end of the investment terms of RMB54.6 million and RMB238.4 million (US$34.7 million), and service fees charged to investors over the terms of the investment period of RMB98.0 million and RMB223.5 million (US$32.5 million), in 2016 and 2017, respectively. Of the service fees charged to borrowers and investors in 2016 and 2017, RMB106.9 million and RMB578.6 million (US$84.3 million) were allocated to post-origination service revenue. For the nine months ended September 30, 2017 and 2018, the service fees charged to borrowers were RMB5.5 billion and RMB4.2 billion (US$0.6 billion), respectively. The service fees charged to investors were RMB326.0 million and RMB561.2 million (US$81.7 million), including service fees charged to investors at the inception of the investment terms of nil and RMB140.4 million (US$20.4 million), service fees charged to investors at the end of the investment terms of RMB123.9 million and RMB23.1 million (US$3.4 million), and service fees charged to investors over the terms of the investment period of RMB202.1 million and RMB397.7 million (US$57.9 million), for the nine months ended September 30, 2017 and 2018, respectively. Of the service fees charged to borrowers and investors for the nine months ended September 30, 2017 and 2018, RMB447.1 million and RMB294.7 million (US$42.9 million) were allocated to post-origination service revenue.

        All service fees are fixed and not refundable. Revenue recognized is recorded net of VAT. Remaining performance obligations represent the amount of the transaction price for which service has not been performed under post origination services.

Other revenues

        Our other revenues mainly include penalty fee we charged to borrowers for late payment, revenues from online sales of third-party merchandise, and other service revenues. The penalty fee, which is the fee paid to the investors and assigned to us by the investors, will be received as a certain percentage of past due amounts in case of late payment. We operate an online shopping platform, One Card Mall, where our One Card users are afforded with opportunities to buy merchandise provided by third-party merchandise suppliers on our online shopping platform. We do not control the merchandise, but rather are acting as an agent for the suppliers. Revenue is recognized on commissions or fees earned from the agent service. Other revenues also include revenue of services such as insurance agency, securities brokerage, and customer referral.

Disaggregation of revenues

        We generate revenues primarily from loan facilitation and post-origination services provided to investors and borrowers through our online lending platform. We also generate other revenues, such as penalty fee charged to borrowers for late payment, commission fee earned from online sales of third-party merchandise, and other service revenues. The following table illustrates the disaggregation of revenues by product in 2016, 2017 and for the nine months ended September 30, 2018:

	Loan facilitation services	Post origination services	Other revenues	Total
	Restated	Restated	Restated	Restated
	RMB	RMB	RMB	RMB
2016(1)
Online lending platform revenue
Revolving loan products (One Card)	961,162	10,184	—	971,346
Non-revolving loan products	1,196,620	31,129	—	1,227,749
Other revenue	—	—	61,557	61,557
Total	2,157,782	41,313	61,557	2,260,652

	Loan facilitation services	Post origination services	Other revenues	Total
	Restated	Restated	Restated	Restated
	RMB	RMB	RMB	RMB
2017(1)
Online lending platform revenue
Revolving loan products (One Card)	4,959,379	148,071	—	5,107,450
Non-revolving loan products	1,313,417	108,845	—	1,422,262
Other revenue	—	—	212,068	212,068
Total	6,272,796	256,916	212,068	6,741,780

Note:

(1)
We have restated our consolidated financial statements for the years ended December 31, 2016 and 2017. For details, please refer to Note 21 to our consolidated financial statements included elsewhere in this prospectus.

	Loan facilitation services	Post origination services	Other revenues	Total
	RMB	RMB	RMB	RMB
Nine months ended September 30, 2018
Online lending platform revenue
Revolving loan products (One Card)	3,895,051	220,592	—	4,115,643
Non-revolving loan products	140,263	71,359	—	211,622
Other revenue	—	—	201,455	201,455
Total	4,035,314	291,951	201,455	4,528,720

        We manage our business through a comprehensive offering of financial products tailored to the needs of the investors and borrowers. These financial products are categorized as loan products, wealth management products and others. The following table illustrates the disaggregation of revenues by product offering in 2016, 2017 and for the nine months ended September 30, 2018:

	Year Ended December 31,
				Nine Months Ended September 30, 2018
	2016(1)	2017(1)
	Restated	Restated	Restated
	RMB	RMB	US$	RMB	US$
	(in thousands)
Loan product revenue	2,105,478	6,265,900	912,333	4,080,555	594,140
Wealth management product revenue	149,418	442,814	64,475	349,287	50,857
Others	5,756	33,066	4,815	98,878	14,397
Total	2,260,652	6,741,780	981,622	4,528,720	659,394

  Note:

(1)
We have restated our consolidated financial statements for the years ended December 31, 2016 and 2017. For details, please refer to Note 21 to our consolidated financial statements included elsewhere in this prospectus.

        Loan products—In 2016, 2017 and for the nine months ended September 30, 2018, loan products represented product offerings tailored to the needs of the borrowers. Loan product revenues in the above table represented the portion of the service fees that were charged to borrowers through our online lending platform business.

        Wealth Management products—In 2016, 2017 and for the nine months ended September 30, 2018, wealth management products represented product offerings tailored to needs of the investors, including fixed income products and other wealth management products such as insurance brokerage and stock investment services, and fund investment products services. Fixed income products were offered to investors who desired to make investment to loans facilitated through our online lending platform business. Revenues from wealth management products in the above table were mainly derived from fixed income products and represented the portion of service fees that was charged to investors in our online lending platform business. Revenues recognized on other wealth management products were immaterial for the periods presented.

  Cash incentives

        To expand market presence, we voluntarily provide cash incentives in the form of cash coupons to new and existing investors during our marketing activities. Such coupons are mainly in the form of principal plus coupons or interest plus coupons to investors free of charge. The investors can utilize such coupons to increase the expected return of their investments on the maturity date. These coupons are not related to prior transactions, and can only be utilized in conjuction with subsequent lending activities. The cash incentives provided are accounted as a reduction of transaction price according to ASC 606-10-32-25.

  Quality assurance fund liability

        In order to provide assurance for investors, we established an investors' protection plan.

        From December 2013 to December 2016, we provided an investor protection service in the form of a quality assurance fund under which when a new loan is facilitated, we collected quality assurance fund from borrowers and deposited it in a special bank account. Historically, the quality assurance fund collected from the borrowers equals 6% to 7% of the total loan facilitation amount, although we reserved the right to revise the percentage of quality assurance fund collected from the borrowers upwards or downwards as a result of our continuing evaluation of factors such as market conditions. In addition, if the actual interest income from the loans invested by an investor is higher than the expected return provided to the investor, the excess will also be contributed to the quality assurance fund. If a loan facilitated by us defaulted, we were obligated to repay unpaid principal and interest repayment of the defaulted loan up to the balance of the quality assurance fund on a portfolio basis, as stipulated in the investment consultation and management service contracts. If the quality assurance fund balance was not sufficient to compensate all the defaults, the investors with default loans would be repaid on a pro rata basis, and the un-compensated amount would be rolled into the repayment of the next month. If the quality assurance program was continually underfunded, investors may need to wait for extended periods to receive a full fund from the quality assurance fund, or incur a loss on their investment as the investor was only subject to compensation for six consecutive months.

        In accordance with ASC 460-10-55-23 (b), when a loan is facilitated, we recognize a stand-ready liability measured as the fair value of the quality assurance fund service which approximately the quality assurance fund amount collected from borrowers. We estimated the fair value of the quality assurance fund liability which is based on the estimated expected defaults. Expected defaults is a modeled estimate based on historical loan level information and the underlying borrower risk characteristics. Regularly, we compare the modeled default estimate against the actual defaults experienced in order to assess if such estimate is appropriate.

        According to ASC 460, Guarantees, the quality assurance fund liability initially recognized would typically be reduced as we are released from risk under the guarantee either through expiry or performance. We track our quality assurance fund liability on a loan-by-loan basis to monitor the expiration. On a portfolio basis, when the aggregate contingent liability required to be recognized under ASC 450-20-25 exceeds the quality assurance fund liability balance, we will record the excess as expense, as long as the total liability does not exceed the quality assurance fund.

        In August 2016, we cooperated with Nanfeng Guarantee and China Taiping to launch an investors' protection plan to replace the former quality assurance fund model. As part of the agreement with

Nanfeng Guarantee and China Taiping, we transferred the legal responsibility to guarantee the existing loans (i.e., existing and future defaults) to Nanfeng Guarantee and China Taiping. We agreed to pay the whole balance of the quality assurance fund as of August 25, 2016 of RMB287 million from our special account to a depository account set up by Nanfeng Guarantee and supervised by China Taiping. For all new loans facilitated, the borrowers paid the quality assurance fund to Nanfeng Guarantee to manage as part of the guarantee fund reserve going forward. A separate insurance policy was entered into by each borrower and the insurance company (i.e., China Taiping), where the insurance company charged an insurance premium to the borrower to cover additional default risks. China Taiping will not cover the repayment until the balance of the special account at the depository bank becomes insufficient. As a result, we no longer have legal obligation to make compensation payments to investors on default loans (both incurred and future) related to the existing loan portfolio as well as loans originated subsequent to August 25, 2016.

        In September 2017, we launched an enhanced investors' protection plan with China Taiping and Nanfeng Guarantee. For loans with terms of no more than 12 months, the borrower signed "Loan Performance Guarantee Insurance Policy" with China Taiping and pay insurance premium to China Taiping. In the event that default of the insured loan happens, China Taiping will repay the outstanding principal and the interests to the investors. For loans with terms of over 12 months and for loans with terms of no more than 12 months but not covered by China Taiping's insurance protection, the borrower signed "Confirmation to Participation in Guarantee Plan" and Nanfeng Guarantee will provide guarantee service. The borrower pay guarantee fund to Nanfeng Guarantee, which will be deposited in the guarantee fund reserve depository account set up by Nanfeng Guarantee. Nanfeng Guarantee and us will determine the guarantee fund rate charged with borrower based on the credit characteristics of the borrower as well as the underlying loan characteristics. If default of any loan protected by Nanfeng Guarantee happens, Nanfeng Guarantee will withdraw the fund from the guarantee fund reserve account to repay the investor within fund balance as the upper limit.

        In January 2018, we further updated the enhanced investors' protection plan with respect to loans with terms of over 12 months whereby the borrower signs a guarantee contract with Guangdong Success. According to the contract, when a borrower fails to fulfill the repayment and if the balance of the guarantee fund reserve account is insufficient to cover the repayment, Guangdong Success will make additional repayment up to a cap equal to five times of the guarantee fee paid by the borrowers. This update is supplementary to Insurance Model 2.0, while the model for loans with the terms of no more than 12 months is not changed.

        Starting from August 25, 2016, we no longer have legal obligation to make compensation payments to investors on default loans, and therefore no longer record quality assurance fund liability in accordance with ASC 405-20, Extinguishments of liabilities.

  Income taxes

        Current income taxes are provided on the basis of net profit (loss) for financial reporting purposes, adjusted for income and expenses which are not assessable or deductible for income tax purposes, in accordance with the laws of the relevant tax jurisdictions.

        Deferred income taxes are provided using assets and liabilities method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

        Deferred tax assets are recognized to the extent that these assets are more likely than not to be realized. In making such a determination, the management consider all positive and negative evidence, including future reversals of projected future taxable income and results of recent operation.

        In order to assess uncertain tax positions, we apply a more-likely-than-not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. We recognize interest and penalties, if any, under accrued expenses and other current liabilities on its consolidated and combined balance sheet and under other expenses in its consolidated and combined statement of comprehensive loss. We did not have any significant unrecognized uncertain tax positions as of and for the years ended December 31, 2016 and 2017.

  Fair Value of Ordinary Shares

        Prior to our initial public offering, we were a private company with no quoted market prices for our ordinary shares. We therefore needed to make estimates of the fair value of our ordinary shares at various dates for the purpose of (i) determining the intrinsic value of the beneficial conversion feature at the date of issuance of convertible instruments; and (ii) determining the grant date fair value of share-based awards.

        The following table sets forth the fair value of our ordinary shares estimated at different times prior to our initial public offering with the assistance from an independent valuation firm:

Date	Class of Shares	Fair Value per Share	DLOM	Discount Rate	Purpose of Valuation
		(RMB)
March 31, 2015	Ordinary shares	647.12	17%	30%	To determine the intrinsic value of the beneficial conversion feature of Series A preferred shares
July 31, 2015	Ordinary shares	747.65	16%	30%	To determine the fair value of share option grants
June 30, 2016	Ordinary shares	2,636.09	14%	27%	To determine the fair value of share option grants
June 30, 2017	Ordinary shares	6,770.38	17%	25%	To determine the intrinsic value of the beneficial conversion feature of Series B preferred shares and the fair value of share option grants
October 31, 2017	Ordinary shares	6,844.71	16%	23%	To determine the intrinsic value of the beneficial conversion feature of Series B preferred shares and the fair value of share option grants
January 26, 2018	Ordinary shares	8,380.51	14%	21%	To determine the intrinsic value of the beneficial conversion feature of Series D preferred shares and the fair value of share option grants
March 31, 2018	Ordinary shares	8,415.69	13%	20%	To determine the fair value of share option grants
September 14, 2018	Ordinary shares	7,885.24	11%	19%	To determine the intrinsic value of the beneficial conversion feature of Series E preferred shares and the fair value of share option grants

        The valuations were performed on retrospective basis, instead of contemporaneous basis because, at that time of valuation, our limited financial and human resources were principally focused on business development efforts.

        The valuations of our ordinary shares were performed using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Audit and

Accounting Practice Aid Series: Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the AICPA Practice Guide. The determination of the fair value of our ordinary shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the marketability of our shares and our operating history and prospects at the time of valuation.

        In determining our equity value, we applied the discounted cash flow analysis as primary approach based on our best estimated cash flow projections as of the valuation date. The major assumptions used in calculating the fair value of our equity include:

  •
  Discount Rates. The discount rates listed out in the table above were based on the weighted average cost of capital, which were used to discount the forecasted future cash flows to present value. We have considered the rate of return expected by venture capital investors, or VCR, and the capital asset pricing model, or CAPM in setting the discount rates as of various valuation dates.

    VCR. The expected return from venture capital investors for investing in our company when we were in expansion stage was estimated to be 30%. As we progress through an early stage of development towards this offering, the expected return from venture capitalists for investing in our company gradually declines.

    CAPM. The capital asset pricing model is one of the most commonly adopted methods for estimating the required rate of return for equity. Under CAPM, the cost of equity was determined with consideration of a number of factors including risk-free rate, systematic risk, equity market risk premium, size of our company, and non-systemic risk factors such as the development stage of our businesses and our ability in achieving forecasted projections.

  After considering VCR and CAPM, the relative risk of the industry and the characteristics of our company, we used discount rates ranging from 30% as of the valuation date in March 2015 to 23% in October 2017.

  •
  Discount for Lack of Marketability, or DLOM. DLOM was quantified by the Finnerty model. This model estimates a DLOM as a function of restricted transferability, using the value of an average-strike put option. This option pricing method is one of the methods commonly used in estimating DLOM as it takes into consideration factors like timing of a liquidity event, such as an initial public offering, and estimated volatility of our shares. The further the valuation date is from an expected liquidity event, the higher the put option value and thus the higher the implied DLOM. The lower the DLOM used for the valuation, the higher the determined fair value of the ordinary shares.

        We also applied guideline companies method and referred to price-to-revenue and/or price-to-earnings multiples of guideline companies to check the reasonableness of our valuation results. Certain publicly traded companies involving consumer finance industry were selected for reference as our guideline companies. To reflect the operating environment in China and the general sentiment in the U.S. capital markets towards the consumer finance industry, the guideline companies were selected with consideration of the following factors: (i) the guideline companies should provide similar services, and (ii) the guideline companies should either have their principal operations in Asia Pacific region, as we operate in China, and/or are publicly listed companies in the United States as we plan to list our shares in the United States.

        However, these fair values are inherently uncertain and highly subjective. The assumptions used in deriving the fair values are consistent with our business plan. These assumptions include: (i) no material changes in the existing political, legal and economic conditions in China; (ii) our ability to retain competent management, key personnel and staff to support our ongoing operations; and (iii) no material deviation in market conditions from economic forecasts. These assumptions are inherently uncertain.

        The option-pricing method was used to allocate enterprise value to preferred and ordinary shares, taking into account the guidance prescribed by the AICPA Practice Guide. The method treats common stock and preferred stock as call options on the enterprise's value, with exercise prices based on the liquidation preference of the preferred stock.

        The option-pricing method involves making estimates of the anticipated timing of a potential liquidity event, such as a sale of our company or an initial public offering, and estimates of the volatility of our equity securities. The anticipated timing is based on the plans of our board of directors and management. Estimating the volatility of the share price of a privately held company is complex because there is no readily available market for the shares. We estimated the volatility of our shares to range from 44% to 49% based on the historical volatilities of comparable publicly traded companies engaged in similar lines of business. Had we used different estimates of volatility, the allocations between preferred and ordinary shares would have been different.

  Share-based Compensation

        Our share-based compensations with employees are measured based on the grant date fair value of the equity instrument. We recognize the compensation costs on a straight-line basis over the requisite service period of the award, which is generally the vesting period of the award, with the amount of compensation expenses recognized in any period not less than the portion of the grant date fair value of the options vested during that period.

        The following table sets forth certain information regarding the share options granted to our employees at different dates in 2015, 2016, 2017 and for the nine months ended September 30, 2018:

Grant Date	Number of Options Granted	Exercise Price per Option	Weighted Average Fair Value per Option at the Grant Dates	Aggregate Intrinsic Value at the Grant Dates	Type of Valuation
		(RMB)	(RMB)	(RMB)
July 10, 2015	141,148	0 - 1,472.05	435.11	44,382,453.02	Retrospective
September 25, 2015	1,960	0 - 1,472.05	482.40	589,959.79	Retrospective
July 1, 2016	148,780	777.88	1,924.97	105,358,912.78	Retrospective
August 16, 2016	500	777.88	1,934.59	349,266.95	Retrospective
August 23, 2016	4,831	777.88	1,943.25	3,332,749.63	Retrospective
September 1, 2016	3,200	777.88	1,943.47	2,206,865.55	Retrospective
September 6, 2016	7,300	777.88	1,940.09	5,059,151.61	Retrospective
August 1, 2017	6,433	777.88	6,013.05	4,886,040.98	Retrospective
September 11, 2017	5,434	1,432.39	5,420.71	7,346,050.94	Retrospective
October 10, 2017	2,135	1,432.39	5,531.39	2,810,821.97	Retrospective
October 20, 2017	349,580	1,432.39	5,444.67	490,553,704.17	Retrospective
January 19, 2018	6,033	1,380.50	7,057.16	42,231,003.66	Retrospective
March 7, 2018	1,789	1,380.50	7,148.13	12,585,321.89	Retrospective
March 27, 2018	1,789	1,380.50	7,143.73	12,585,321.89	Retrospective
April 27, 2018	4,330	2,406.42	6,301.78	26,018,608.28	Retrospective
September 1, 2018	1,000	2,406.42	5,804.76	5,478,441.02	Retrospective
September 29, 2018	4,677	2,406.42	5,689.25	25,622,668.86	Retrospective

        The valuation was performed on retrospective basis, instead of contemporaneous valuations because, at that time valuation, our limited financial and limited human resources were principally focused on business development efforts.

        In determining the value of share options, we have used the binomial option pricing model, with assistance from an independent third-party valuation firm. Under this option pricing model, certain assumptions, including the risk-free interest rate, the expected dividends on the underlying ordinary shares, and the expected volatility of the price of the underlying shares for the contractual term of the options are required in order to determine the fair value of our options.

        The fair value of an option award is estimated on the date of grant using the binomial option pricing model that uses the following assumptions:

	Grant Date
	2015	2016	2017	2018
Risk-free rate of interest(1)	1.68%	1.00% - 1.18%	1.65% - 2.03%	2.45% - 2.98%
Volatility(2)	42.8% - 43.4%	48.7% - 48.9%	43.6% - 44.5%	43.9% - 48.3%
Dividend yield(3)	—	—	—	—
Exercise multiples(4)	2.2 - 2.8	2.2 - 2.8	2.2 - 2.8	2.2 - 2.8
Life of options (years)(5)	5.0 - 6.0	5.0	4.0 - 5.0	4.0 - 6.0

(1)
We estimate risk-free interest rate based on the daily treasury long term rate of U.S. Department of the Treasury with a maturity period close to the expected term of the options.

(2)
We estimated expected volatility based on the annualized standard deviation of the daily return embedded in historical share prices of the selected guideline companies with a time horizon close to the expected expiry of the term.

(3)
We have never declared or paid any cash dividends on our capital stock, and we do not anticipate any dividend payments on our ordinary shares in the foreseeable future.

(4)
The expected exercise multiple was estimated as the average ratio of the stock price to the exercise price as at the time when employees would decide to voluntarily exercise their vested options. As we did not have sufficient information of past employee exercise history, it was estimated by referencing to academic research publication.

(5)
Extracted from option agreements.

Internal Control Over Financial Reporting

        Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal control and procedures over financial reporting. In the course of auditing our consolidated financial statements as of and for the years ended December 31, 2016 and 2017, we and our independent registered public accounting firm identified two material weaknesses and certain information technology related deficiencies in our internal control over financial reporting. As defined in the standards established by the PCAOB, a "material weakness" is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company's annual or interim financial statements will not be prevented or detected on a timely basis.

        One material weakness that has been identified related to the lack of sufficient financial reporting and accounting personnel with appropriate U.S. GAAP knowledge and SEC reporting requirements to properly address complex U.S. GAAP technical accounting issues and to prepare and review financial statements and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC. The other material weakness that has been identified related to our lack of comprehensive accounting policies and procedures manual in accordance with U.S. GAAP. Either of these material weaknesses, if not timely remedied, may lead to significant misstatements in our consolidated financial statements in the future. For example, such material weaknesses have resulted in errors in recognition of revenue and sales and marketing expenses in the consolidated financial statements as of and for the years ended December 31, 2016 and 2017, which has been rectified by restatements on revenues, selling expenses, and cumulative effects of these adjustments on the consolidated statements of operations and balance sheets as of and for the years ended December 31,

2016 and 2017. For details, please refer to note 21 to our financial statements for the years ended December 31, 2016 and 2017 included elsewhere in this prospectus. In the future, we may identify additional material weaknesses. In addition, if our independent registered public accounting firm attests to, and reports on, the management assessment of the effectiveness of our internal controls, our independent registered public accounting firm may disagree with our management's assessment of the effectiveness of our internal controls.

        We have implemented and plan to implement a number of measures to address the material weaknesses that has been identified in connection with the audits of our consolidated financial statements as of and for the years ended December 31, 2016 and 2017. We have hired additional qualified financial and accounting staff with working experience of U.S. GAAP and SEC reporting requirements. We have also implemented new financial software to improve visibility of data, journal entries and closing and reporting process controls. Furthermore, we will continue to further expedite and streamline our reporting process and develop our compliance process, including establishing a comprehensive accounting policies and procedures manual, to allow early detection, prevention and resolution of potential compliance issues. We intend to conduct regular and continuous U.S. GAAP accounting and financial reporting programs and send our financial staff to attend external U.S. GAAP training courses. We also intend to hire additional resources to strengthen the financial reporting function and set up a financial and system control framework. However, we cannot assure you that all these measures will be sufficient to remediate our material weakness in time, or at all. See "Risk Factors—Risks Related to Our Business and Industry—In connection with the audits of our consolidated financial statements as of and for the years ended December 31, 2016 and 2017, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting. If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud."

        As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an "emerging growth company" pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company's internal control over financial reporting.

Recent Accounting Pronouncements

        A list of recent accounting pronouncements that are relevant to us is included in Note 2 to our consolidated financial statements included elsewhere in this prospectus.

INDUSTRY

China's Shift Towards Consumer-Driven and Internet Economy

        China is rebalancing its economy towards consumer spending and technological innovation. Despite the stable increase over the past few years, the ratio of real consumption's contribution to China's GDP is still relatively low. According to Oliver Wyman, real consumption accounted only for 39% of China's GDP in 2017, compared to over 54% in other major economies as shown below, which represents considerable development opportunities for consumption and consumption-related financial services.

        Figure 1: Real consumption as percentages of GDP of major economies

Source: Oliver Wyman Report

        The decades of urbanization in China has brought about a mass affluent consumer base with higher levels of disposable income and financial literacy. Through this growth, consumers' financing needs and investing needs have grown significantly. The demand for wealth management and consumer finance products has greatly increased.

        Meanwhile, the rapid development of the online-and-offline payment network and the ever-growing internet penetration rate in China has created the opportunity for industries to reshape themselves through the application of new internet-based technologies. According to Oliver Wyman, the number of internet users is forecasted to grow steadily and reach 980 million by 2022, representing 70% of the total population.

        Figure 2: Number of internet users in China

Source: Oliver Wyman Report

Note:

(1)    Calculated by number of internet users divided by projected Chinese population

        Various technology advancement, such as mobile internet, big data analytics, artificial intelligence and cloud computing have enabled the emergence of smarter financial services. In particular, the universal adoption of mobile payment has acted as a catalyst to the emergence of virtual credit accounts. The application of third party mobile payment has expanded and evolved significantly since Alipay's mobile payment function first came into place in China in 2012, which was followed by other applications in the areas of daily consumption, transportation, utility payment, education, and other personal transactions. With the prevalence of mobile payment, people are now more accustomed to the "virtual card" concept and are open to make credit purchase via digital devices. In particular, third party mobile payment has developed rapidly in China, providing transaction service across a variety of consumption scenarios.

Major User Pain Points of the Consumers and the Inability of Traditional Financial Institutions to Serve the Demand

        The existing financial system in China is dominated by banks and shadow banks and is becoming more and more powerless to satisfy the growing, diversified and sophisticated demand, and therefore has created personal financial pain points for consumers.

  •
  Insufficient supply of legitimized, sustainable and affordable credit.  Generally, banks in China are reluctant to grant credit to individuals, and a mature and multi-layer consumer finance market is yet to develop. A large proportion of the Chinese population is left underserved. According to Oliver Wyman, China's personal consumer finance penetration rate measured by outstanding balance in terms of nominal GDP was 10% in 2017, compared to the same of 18% in US.

  •
  Non-transparent, misguided and risk mismatched investment.  Wealth management services in China are still mainly built on a sales commission model. Seeking higher commission fees, service suppliers often provide non-transparent and misguided high-price products to investors, which are mismatched to individual investors' risk appetite. Furthermore, the "know-your-customer" inquiries conducted by traditional financial institutions are not effective for most situations because of the lack of financial literacy and risk awareness of investors themselves and the existence of cheating behavior by some working staffs in pursuit of higher commissions.

  •
  Lack of wealth management products tailored to diversified demand.  Traditional bank wealth management products have a high minimum investment threshold and are distributed through the inefficient offline operating channels. Furthermore, standard bank products with relatively low risk and low yield are not capable of satisfying investors' increasing needs for diversified products.

  •
  Unsatisfactory user experience.  Generally speaking, the service processes of traditional financial institutions, especially banks, are inconvenient and inefficient. Consumers are often required to go to the local branches of those institutions for risk review or risk disclosure process and review and sign large amounts materials. It then typically takes days for such institutions to process the applications, which prevents the traditional financial institutions from serving the time-sensitive credit needs of the consumers.

Rise of Digital Financial Account Platforms

        According to Oliver Wyman, online payment users reached 531 million in 2017 and are forecasted to reach 751 million in 2022, almost all of which are expected to be mobile payment users. Meanwhile, the emergence of a large number of new technologies, ranging across cloud computing, big data analytics to human recognition technologies, has provided more sophisticated risk assessment and transaction management solutions, and enables the digital financial account platforms to resolve personal financial pain points and satisfy the growing, underserved and sophisticated demand of nationwide consumers. In 2017, there were approximately 2,000 digital financial account platforms in China, according to Oliver Wyman.

        Figure 3: Number of online payment users in China

Source: Oliver Wyman Report

        Digital financial account platforms are digital account-based platforms that provide a combination of financial services, ranging from investment product sales, personal lending, payments and overall financial management. They provide a digital solution that enables users to satisfy their financial needs at a one-stop online platform. The major value propositions for digital platform are consumer finance, wealth management, technology solutions and account management.

        Figure 4: Illustrative mobile digital financial account platform

Source: Oliver Wyman Report

        In China's digital era, the majority of financial transactions are completed on the mobile internet, which drives digital online finance adoption. Riding on the extensive mobile infrastructure, the smartphone is becoming a universal internet access device. Meanwhile, mobile applications, including mobile digital financial account applications, enjoy a higher usage frequency, which allows mobile personal finance platforms to quickly emerge and start to predominate in the market. Strong mobile infrastructure, fast-growing mobile internet penetration and smart phone adoption have formulated a solid foundation for further development of mobile based digital financial account services.

        Although digital financial account platform provides a combination of financial services, borrowing and lending are the key value propositions and revenue contributors. The ranking below of digital account platforms has excluded users that only use the financial management feature. WeChat Wallet, Alipay, JD Finance, 9F and Suishou Technology rank top five in terms of monthly active users in December 2017.

        Figure 5: Ranking of digital account platforms for financial services excluding financial-management-only players

Source: Oliver Wyman Report

Notes:

(1)    Ranking based on number of monthly active users in December 2017; ranking based on estimated data gathered from public sources, ranking may not reflect actual rankings; monthly active users is defined as number of non-repetitive users counted by log-ins;

(2)    9F data is provided by our company and other companies data gathered from Desktop Research

(3)    The manage feature includes managing credit cards and/or tracking of other financial services or activities

(4)    Users of only the financial management feature are estimated for personal financial management platforms and excluded from the total MAU numbers

Online Consumer Finance Market

        Online consumer finance refers to personal loans issued through online channels for personal consumption purposes, excluding mortgages loans and automobile loans. According to Oliver Wyman, in 2017, the overall market size for personal consumer finance reached RMB8.2 trillion, measured by outstanding balance, taking 19.4% of the total personal credit market in China, and it is expected to reach RMB23.2 trillion by 2022, taking 32.3% of the total personal credit market in China. Within the overall personal finance market, RMB7.1 trillion were credit card loans and offline personal consumer loans which were primarily provided by traditional financial institutions. However, traditional financial institutions have been more reluctant to extend financing to individuals with lower income and education levels, and the process of making loans by such traditional financial institutions can also be difficult and lengthy. Consumer finance suppliers, especially online suppliers, have stepped in to fulfill the increasing needs. Benefiting from convenient accessibility of internet and mobile devices, online consumer finance providers can provide much needed financing to the underserved population.

        As a result, the online consumer finance market has been increasing its penetration. In 2017, the outstanding balance of the online consumer finance market amounted to RMB1.1 trillion, and is expected to reach RMB3.5 trillion in 2022, representing a CAGR of 26%, while the overall personal consumer finance market would grow at a lower CAGR of 23% from RMB8.2 trillion in 2017 to RMB23.2 trillion in 2022, according to Oliver Wyman.

        Figure 6: Forecasted outstanding balance of personal consumer finance in China, breakdown by channels

Source: Oliver Wyman Report

        The two major types of digital financial account platforms are ecosystems-affiliated financial platforms and independent marketplace lending platforms. In 2017, the outstanding loan balance of ecosystems-affiliated financial platforms and independent marketplace lending platforms are RMB0.5 trillion and RMB0.6 trillion, respectively. Ecosystems-affiliated financial platforms established multi-licensed financial ecosystems and introduced their personal finance platforms. Independent marketplace lending platforms focus primarily on providing financing products, which enables them to provide comprehensive and diversified products covering different terms and sizes, and to develop a more sophisticated and adaptive risk management system. According to Oliver Wyman, among the independence marketplace lending platforms, 9F was the largest online consumer finance platform in terms of outstanding balance of the loan as of December 31, 2017.

        Figure 7: Ranking of top independent online consumer finance platforms by 2017 outstanding balance

Source: Oliver Wyman Report

Note:

(1)    Ranking based on outstanding balance as of December 31, 2017; Ranking based on estimated data gathered from public sources, ranking may not reflect actual rankings. Ranking not including independent players whose main products are secured loans

Online Wealth Management Market

        In China, online wealth management companies generally refer to service providers that carry multiple types of wealth management products including third-party products, spanning multiple asset classes. In 2017, the investable assets in China have reached RMB151 trillion, and are expected to continue to increase at a CAGR of 11%, reaching RMB251 trillion as of 2022, according to Oliver Wyman.

        According to Oliver Wyman, non-traditional financial institutions ("Non-TFI") have become an important part of the wealth management suppliers, handling assets under management ("AuM") of RMB5.7 trillion in 2017, representing 13% of the overall AuM in the market. The online Non-TFI managed an AuM of RMB3.4 trillion in 2017, accounting for 58% of Non-TFI wealth management market. The AuM of Non-TFI is expected to grow at a CAGR of 28% to reach RMB19.6 trillion by 2022, while the online market size will grow at a CAGR of 32% to reach RMB12.5 trillion, accounting for 64% of the overall AuM of all Non-TFI.

        Figure 8: Wealth management primary market share by different types of players

Source: Oliver Wyman Report

        Figure 9: AuM of online Non-TFI wealth management

Source: Oliver Wyman Report

Note:

(1)
Client assets for wealth management business

        Three main types of players are currently sharing the online wealth management market space: (i) internet ecosystem owners providing third-party payment processing, cash management services and quasi fixed income products, (ii) online third-party brokers and information providers, and (iii) marketplace lending platforms that lend money to individuals or businesses through online services that match lenders directly with borrowers. Those different types of wealth management platforms have built different investor bases and investor perceptions. The personal consumer finance market and online wealth management market in China are highly fragmented. According to Oliver Wyman, among the independence marketplace lending platforms, we were the largest wealth management platform in terms of transaction volume in 2017.

        Figure 10: Ranking of marketplace lending platforms in terms of transaction volume in 2017

Source: Oliver Wyman Report

Note:

(1)
Ranking based on estimated data gathered from public sources, ranking may not reflect actual rankings. Transaction including primary and secondary market.

Technology Solutions for Merchant and Business Partners

        The emerging online wealth management market and online consumer finance market also created the unique opportunities for third-party professional service suppliers, such as the enablement platforms providing technology solutions for merchant and business partners. As independent service providers, enablement platforms link, on one hand, major business ecosystems which are eager to develop their own loan products to monetize their large customer base, but are suffering from the lack of expertise and funding, and on the other hand, traditional financial institutions which are facing difficulties in locating quality assets during shifting to retail assets. Furthermore, as some enablement platforms hold industry leading technologies and know-hows of running effective and efficient risk assessment and deal management systems, they can also assist the traditional institutions and business ecosystems to quickly shape their new business model.

        At present, the enablement markets are taken by a few major players. Their services range from white-label loan products service like providing typical POS credit and unsecured personal loans directly to ecosystems, to technical outsource service such as risk assessment solutions and account system structuring and maintenance. Due to their significant technical merit, they can provide advanced risk control solutions based on big data and artificial intelligence to produce accurate and efficient credit decisions, which is vital in the development of their clients' online financial service business.

Recent Regulatory Developments

        Recently, PRC government authorities have issued several rules and regulations regarding the consumer finance market. Overall, the regulatory development leans towards the financial market deleverage and tighter regulation in consumer finance space. A tighter regulatory environment would benefit the compliant market participants by consolidating the market and pushing for the long-term development of the market. See "Regulation—Regulations Related to our Business Operation in China."

        Both wealth management product providers and consumer finance product providers will be impacted by the abovementioned regulations. The new regulatory guidelines will drive out non-licensed service providers out of the market completely. Market participants who have always been in compliance with the relevant laws and regulations will survive the wave of consolidation and gain such market share as they can stay in the business and satisfy demands in a conforming approach. Investors will gravitate towards marketplace lending platforms for their high-yield products and those that have a strong track record in risk management and compliance will be able to capture market share due to their ability to provide sound high-yield products.

        With stringent regulations in recent years, it has revealed more platforms with problems in operations. In June 2018, there is a second wave of closure of marketplace lending business, where in June alone about 100 platforms have stopped operations, due to fraud, excessive bad debts or inability to meeting regulatory standards. Currently, there are nearly 2,000 platforms in the market. However industry concentration is high. The outstanding loan balance of the top 100 platforms already make up about 70% of the total industry by the end of 2017. Therefore, platforms with strong risk management capabilities and branding will attract more borrowers and investors of high-yield products.

        Overall, online finance service is strongly encouraged under the new regulations, while at the same time, clear guidelines are being set in place to consolidate the sector to a certain extent. Operating practices are being standardized and prohibitive guidelines are being issued to winnow out the unqualified players. This consolidation will provide larger established players with mature and competitive business model the opportunity to cement their market presence. Meanwhile, limited regulations of data usage and experimentation have allowed Chinese Fintech players to quickly iterate models, and the large Chinese user base has become a testing bed for innovation. This has catapulted China's fintech market past global peers in terms of technology as well as product adoption. As Chinese online platforms acquire significant operating experience and improve their risk management tools, they are more capable of exploring global opportunities and expanding into similar markets. For example, the well-tested Fintech infrastructure and know-how such as big data analytics and adoption of AI learning in risk management and customer acquisition could help Chinese Fintech players to quickly tailor its service in new markets, especially markets with limited credit infrastructure and a large population.

Key Success Factors in the Future Market

        Future success in the digital account and personal finance platforms are expected to be based on following key characteristics:

  •
  Large scale and comprehensiveness of services.  Larger user base would bring multiple monetization options and faster accumulation of valuable data, which will in turn boost the development of the platform. Having a comprehensive set of appealing offerings, with the combination of proprietary in-house products and complementary third-party ones, is important in obtaining and maintaining loyal customers.

  •
  Strong technology capabilities.  A strong capability of system structuring and data processing is the prerequisite for setting up a user-friendly platform, while constantly optimizing the algorism is vital in developing advanced risk assessment models. Meanwhile, access to the right data, and the ability to apply such data differentiates industry leaders from other participants. For enablement platforms, having the technical knowledge of connecting different platforms and legacy systems will be integral in provide seamless services.

  •
  Strong track record.  As the market is expected to be further consolidated, the competition of the high-quality assets and low-cost funding will be more and more intense. A strong track record will help the platform to stand out and be recognized by both borrowers and investors.

  •
  Easy access to funding.  A lack of stable and cheap funding will be the bottleneck of growth for the consumer finance market participant. It is important for the suppliers to secure low cost funding by either forming closer collaboration with their investors or applying innovative funding models.

 BUSINESS

Overview

        We are a leading digital platform integrating and personalizing financial services in China with our footprint expanding globally. We provide a comprehensive range of financial products and services across loan products, wealth management, and payment facilitation, all integrated under a single digital financial account. According to Oliver Wyman, among the independent marketplace lending platforms in China, we are the largest online consumer finance platform in terms of outstanding balance of loans as of December 31, 2017 and the largest wealth management platform in terms of transaction volume in 2017. We leverage technology, a deep understanding of our large user base and strategic partner relationships to create a one-stop experience bringing together borrowers, investors, financial institution partners and merchant partners.

        We deliver our products and services through an open ecosystem bringing together borrowers (consumers), investors, financial institution partners and merchant partners as illustrated below:

        The core of our value proposition is a digital alternative to conventional personal finance offerings which we call One Card ( ). Around One Card, we have built an ecosystem connecting borrowers, investors, financial institution partners and merchant partners. We offer revolving loan products tailored to the specific spending needs and risk profiles of our millions of One Card users. Our One Card users can utilize their approved credit limits to purchase products from our strategic partners including China UnionPay that has connected more than three million merchants, and from the One Card Mall, our proprietary online shopping platform. Our One Card users can also draw down cash from the approved credit limits to meet other financial needs.

        We complement One Card with diversified wealth management products. Our wealth management offerings include a comprehensive suite of solutions designed to meet the evolving needs of our investors as they grow in wealth and sophistication, including fixed income, stock, insurance and mutual fund products. These wealth management offerings are primarily delivered through our onshore and offshore platforms such as Wukong Licai, 9F Wallet and 9F Benben, as well as third-party platforms such as CSJ Golden Bull, a leading fund rating and distribution platform in China in which we are a major shareholder. As of September 30, 2018, the outstanding balance of client assets of fixed income products was RMB47.4 billion (US$6.9 billion)

        Our ecosystem brings together borrowers, investors, financial institution partners and merchant partners, each of whom contribute to, and benefit from the connectivity we provide as follows:

  •
  Borrowers.  Our borrower base, which tends to be young, financially literate and underserved by traditional financial institutions, is drawn to our platform by the tailored user experience offered under One Card. We provide our borrowers with a single point from which to browse products on the One Card Mall and finance any transactions. The number of active borrowers on our platform increased by 171.5% from approximately 1.3 million in 2016 to approximately 3.6 million in 2017, and decreased by 33.1% from approximately 2.8 million for the nine months ended September 30, 2017 to approximately 1.9 million for the same period of 2018 due to the recent challenging regulatory environment negatively affecting the growth of our business.

  •
  Investors.  We provide a comprehensive selection of investment products including fixed income, stock, insurance and mutual fund products. The number of active investors on our platform increased by 66.5% from 0.7 million in 2016 to 1.2 million in 2017, and decreased by 21.4% from 1.0 million for the nine months ended September 30, 2017 to 0.8 million for the same period of 2018 due to the recent challenging regulatory environment negatively affecting the growth of our business. Our investors tend to re-invest with us and grow their positions over time, which is the recognition of the quality of our services and the trust in our platform and is evidenced by a repeat investment rate of 88.9% for the nine months ended September 30, 2018. We have served 2.9 million unique investors cumulatively since our inception through September 30, 2018 and the outstanding balance of client assets of fixed income products was RMB47.4 billion (US$6.9 billion) as of September 30, 2018.

  •
  Financial institution partners.  We work with financial institution partners to provide funding to borrowers as well as insurance and guarantee protection to our investors. Our institutional funding partners, including small and medium sized financial institutions, provide funds to our One Card users directly through our direct lending program. We enable our institutional funding partners to access our borrower base, through our strong risk management capabilities and in collaboration with insurance companies. We intend to grow our direct lending program and cooperate with more institutional funding partners to further diversify our funding. We also cooperate with other financial institutions, including insurance companies and a third party guarantee company to provide insurance and guarantee protection to our investors and institutional funding partners.

  •
  Merchant partners.  Our merchant partners, including both online and offline consumer vendors across various consumption scenarios, work with us to drive sales and improve consumer engagement. We currently cooperate with more than three million merchant partners, most of which connected through our One Card-linked China UnionPay payment channels. We primarily enable our merchant partners by driving transaction volumes through the integration of commerce and customer payment facilitation. We further enable our merchant partners through a software-as-a-service ("SaaS") offering, helping to optimize business processes including customer acquisition, marketing, product design and development, risk management and transaction processing.

        We benefit from collaboration with a broad network of strategic partners such as China UnionPay, JD.com and China Unicom to expand our borrower and investor base. We partner with financial institutions such as China Taiping and PICC to provide third-party credit insurance to investors that invest in loans we facilitate, which strengthens the credibility of our platform and further enlarges our investor base. We work with China Mobile as their data modeling service partner to jointly build credit risk related models. We are selective in working with partners who are additive to our ecosystem and will continue to seek to develop relationships that will enhance the experience of our borrowers, investors, institutional funding partners and merchant partners.

        Our platform is powered by a robust technology infrastructure which we can efficiently manage and grow through an open architecture. Based on the credit data collected from our own account platform as well as from external sources, we are able to apply a series of analytical methods, including artificial intelligence, to target marketing, automated credit decisioning, tiered pricing, anti-fraud modeling and loan collection. While much of our technology infrastructure is proprietary, we also collaborate with reputable think tanks, such as the China Academy of Sciences with which we establish a joint laboratory to strengthen and broaden our application of artificial intelligence technology in marketing, customer service and loan collection. Starting from the second half of 2018, we are strengthening our efforts in technology enablement by providing our advanced technologies such as artificial intelligence to empower our customers including financial institutions and companies of other various sectors in target marketing, automated credit decisioning, tiered pricing, anti-fraud modeling and loan collection.

        We are a founding member and a standing council member of the National Internet Finance Association of China, and a representative on the Online Lending Committee, a special committee under the National Internet Finance Association of China responsible for formulating industry policies, which allows us to provide support in shaping industry developments.

        Our total net revenues increased from RMB2,260.7 million in 2016 to RMB6,741.8 million (US$981.6 million) in 2017, and decreased from RMB5,067.1 million for the nine months ended September 30, 2017 to RMB4,528.7 million (US$659.4 million) for the same period of 2018. Our net income increased from RMB161.6 million in 2016 to RMB723.8 million (US$105.4 million) in 2017, and decreased from RMB2,375.1 million for the nine months ended September 30, 2017 to RMB1,808.0 million (US$263.3 million) for the same period of 2018.

Business Metrics

        We review a number of operating metrics, including the following, to evaluate our business, measure our performance and make strategic decisions:

	For the Year Ended December 31,				For the Nine Months Ended September 30,
	2016		2017	%(1)	2017	2018	%(1)
Transaction Volume
Loan Origination Volume (billion)	RMB	13.9	RMB57.5 (US$8.4)	314.3	RMB38.5	RMB36.8 (US$5.4)	(4.4)
Fixed Income Investment Volume (billion)	RMB	32.5	RMB88.9 (US$12.9)	173.5	RMB63.3	RMB64.6 (US$9.4)	2.1
Investors
Active Investors (million)		0.7	1.2	66.5	1.0	0.8	(21.4)
Repeat Investors (million)(2)		0.5	0.7	28.1	0.5	0.5	(3.9)
Borrowers
Active Borrowers (million)		1.3	3.6	171.5	2.8	1.9	(33.1)
Repeat Borrowers (million)(2)		0.3	2.1	521.5	1.6	1.4	(10.2)
Active Users
Active Users (million)		2.0	4.8	134.3	3.8	2.7	(30.1)
Acquisition Costs
New Investor Acquisition Cost(3)		RMB162.7	RMB353.4 (US$51.5)	117.2	RMB273.5	RMB662.4 (US$96.4)	142.2
New Borrower Acquisition Cost(3)		RMB32.5	RMB131.5 (US$19.2)	304.6	RMB98.7	RMB201.9 (US$29.4)	104.5

Notes:

(1)
Period over period growth is calculated based on numbers before rounding.

(2)
Repeat investors and repeat borrowers refer to investors and borrowers who made at least one transaction during a specified period and had made at least two transactions in total on our platform as of the end of such specified period.

(3)
New borrower and new investor refer to a borrower and an investor who made a transaction on our platform for the first time during a specified period, respectively. The cost is calculated by dividing our total costs incurred in acquiring new borrowers or investors by the number of new borrowers or investors, as appropriate, during the specified period. We acquired certain borrowers for our small- and micro-enterprises loan products offered in 2016, and these borrowers are excluded from the calculation of the new borrower acquisition cost set forth above, as we ceased to offer such loan products in 2016.

	As of December 31,				As of September 30,
	2016		2017	%(1)	2017	2018	%(1)
Digital Accounts
Registered Users (million)		27.6	51.6	87.0	45.4	65.0	43.2
Approved Credit Limit
Approved Credit Limit (billion)	RMB	28.1	RMB84.4 (US$12.3)	200.3	RMB65.9	RMB113.1 (US$16.5)	71.7
Utilization Rate(2)		54.9%	54.2%	—	57.5%	45.6%	—
Outstanding Credit Balance
Outstanding Loan Balance (billion)	RMB	15.4	RMB45.7 (US$6.7)	196.4	RMB37.9	RMB51.6 (US$7.5)	36.3
Client Assets
Client Assets of Fixed Income Products (billion)(3)	RMB	14.9	RMB44.1 (US$6.4)	195.2	RMB38.0	RMB47.4 (US$6.9)	24.7
Users with Approved Credit Limit
Users with Approved Credit Limit (million)		1.6	5.4	227.9	4.6	6.9	52.1

Notes:

(1)
Period over period growth is calculated based on numbers before rounding.

(2)
Utilization rate is determined by a fraction whose numerator is the outstanding loan balance and denominator is the approved credit limit at a specified point of time.

(3)
Client assets of fixed income products refer to the outstanding investment balance of fixed income products at a specified point of time.

Our Competitive Strengths

        We believe the following competitive strengths contribute to our success and differentiate us from our competitors:

  China's Leading Digital Platform with Strong Brand Recognition

        We are a leading digital platform integrating and personalizing financial services in China.

  •
  Scale.  We have served approximately 9.4 million unique users since our inception through September 30, 2018. We are the largest independent online consumer finance platform in China in terms of outstanding balance of the loan as of December 31, 2017, and the largest marketplace lending platform in terms of transaction volume in 2017, according to Oliver Wyman. The scale provided by our footprint, we believe, provides us with a massive advantage in executing our growth strategies.

  •
  Comprehensive User Solutions.  We provide our users with a comprehensive set of solutions including revolving loan products under One Card and diversified wealth management offerings. We deliver our products through a seamless technology platform whose efficacy is demonstrated, we believe, not only by our growth in registered users, but also by the high repeat investment rate. For the nine months ended September 30, 2018, our repeat investment rate was 88.9%.

  •
  Brand.  Through a twelve-year operating history and by leveraging a highly scalable platform with comprehensive user solutions, we have built an increasingly recognizable consumer brand in the industry. Apart from our propriety One Card brand, many applications of our investees and associated companies are also well recognized. For example, 58fangdai (fangsiling, home rental),

    Crayon (education) and Yimeijian (cosmetic surgery), each of which is an installment lending service provider and are respectively ranked first or second, in their respective industry in terms of total outstanding loan balance by an independent platform as of December 31, 2017, according to Oliver Wyman.

        We believe that our leading market position and strong brand recognition allow us to effectively attract users and partners, lower costs for borrowers, provide high-quality wealth management products and create higher liquidity and thus reinforce our market position.

  Powerful Network Effects

  •
  Prolific Network.  Our unique independent platform is grounded in what we believe is one of the most prolific networks in China, connecting approximately 1.9 million active borrowers with millions of online and offline merchant partners, approximately 0.8 million active investors and various strategic partners including China Taiping and PICC for the nine months ended September 30, 2018.

  •
  Open Architecture.  Our technology infrastructure allows us to efficiently manage and grow our platform, improving connectivity and enriching our value proposition over time for all stakeholders.

  •
  Virtuous Cycle.  Powerful network effects compound the value proposition of our platform, transforming it into an ecosystem:

  •
  The one-stop user experience drives deeper penetration into our existing borrower base while also drawing new borrowers to our platform via word-of-mouth;

  •
  As we expand our value-added products and services such as personalized credit profiles, promotions and loyalty benefits, we develop deep and enduring relationships with our borrower base;

  •
  Our large borrower base, in turn, is increasingly attractive to our new and existing merchant partners, improving the quality and depth of available products;

  •
  The vast scale of our transaction volumes provides us with greater insights into user behavior allowing us to continuously upgrade our risk pricing models;

  •
  With significant transaction volumes, new and existing investors and institutional funding partners are able to build larger and increasingly diversified positions in our wealth management products, broadening and growing our funding sources at the same time.

  •
  Broader investor commitments, backed by insurance and guarantee protection provided by our financial institution partners, allow us to facilitate more financing, in turn attracting more merchant partners and borrowers and improving unit economics through more points of monetization and lower acquisition costs.

  Advanced Technology Capabilities

        We have leveraged our origins as a consulting service provider to banks, and the experience afforded, to develop a robust technology infrastructure including the following:

  •
  Targeted User Acquisition.  Our user acquisition process is data intensive, leveraging over 2,000 terabytes of data we have accumulated since our inception. By utilizing advanced data analytical tools, we are able to target high value users with more precision, helping to keep our user acquisition costs.

  •
  Automated Credit Decision.  Our credit decision engine is highly automated. We leverage over 1,000 attribute-based rules to process up to 100,000 transactions per day, with real time model sample updates based on automatic pattern recognition. We also analyze multi-dimensional behavioral data which allows us to provide increasingly personalized offerings to our borrowers.

  •
  Operating Efficiency.  Our technology infrastructure was built for the online channel, and the majority of our transactions are sourced and processed online. This brings us high operating efficiency evidenced by our efficient credit decision process which in turn allows us to realize attractive incremental margins as we scale.

  •
  Risk Management.  Our user acquisition and operating efficiency are powered by a dynamic and collaborative risk management system covering the entire loan lifecycle including fraud detection, credit assessment and decisioning and loan servicing. We employ our own proprietary, and in some cases artificial intelligence driven models of delinquency risk (Insight Credit Score Model), tiered pricing (Rainbow Rating) and fraud prevention, which when combined with the expertise we have gained through our collaboration with reputable think tanks, such as the China Academy of Sciences, and backed by the insurance and guarantee protection provided by financial institution partners, provides an effective risk management system as evidenced by our low delinquency rates.

        We were awarded both the High-Tech Enterprise Award as well as the Financial Technology Innovation Award in 2017. As of September 30, 2018, we have registered 199 software copyrights with the PRC National Copyright Administration. We collaborate with the Institute of Automation under China Academy of Sciences and have jointly established an intelligent voice lab to strengthen and broaden our application of artificial intelligence technology in customer service, loan collection and marketing. We also set up a smart finance center with the PBC School of Finance, Tsinghua University to integrate the application of artificial intelligence technology into finance.

  Recurring and Capital Light Financial Model

        We operate under a recurring and capital light financial model:

  •
  Highly Recurring.  Our borrowers tend to utilize their One Card accounts regularly and on a revolving basis, gradually replacing the traditional role of debit and credit cards in financing routine consumer purchases. As One Card moves to the top of our borrowers' wallets, the borrower relationships become stickier, providing us a recurring and visible fee stream. For the nine months ended September 30, 2018, our average borrower completed over three transactions, borrowing RMB19.6 thousand (US$2.9 thousand) over the course of the period.

  •
  Asset Light.  We utilize both retail and wholesale funding. In this capacity we offer investors as well as small and medium sized financial institutions the opportunity to efficiently offer retail credit products and tap into the massive retail credit business. This translates into an asset light business model that allows us to control the size of our balance sheet, the extent of our credit exposure and allows us to limit the capital intensity of executing our growth strategy.

  •
  Track Record of Growth.  Our loan origination volume increased by 314.3% in 2017 compared to 2016. Our loan origination volume decreased by 4.4% for the nine months ended September 30, 2018 compared to that in the same period of 2017 due to the recent challenging regulatory environment negatively affecting the growth of our business. With additional scale and when the regulatory environment becomes more favorable in the future, we expect to expand our operating margins, providing the opportunity to reinvest cash flows to drive our growth strategies.

  Visionary and Experienced Management Team and Strong Shareholder Base

        Our management team's vision, extensive and diverse financial industry experience and rich technological expertise are critical to our success.

  •
  Diverse Background.  Our management and key employees have a strong combination of technology, finance, risk management and compliance expertise. Mr. Lei Sun, our founder and CEO, is a pioneer in China's consumer finance industry. Mr. Xiaojun Yang, our president, brings his rich industry knowledge and unique insights from his experience at Lufax.com, a leading online wealth management platform and an associate of Ping An Insurance (Group) Company of China, and rich experience with various regulatory authorities such as the CSRC and the CBRC.

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  Track Record.  The members of our senior management team respectively average more than ten years of experience in their respective business functions. This demonstrates the degree to which the current management team is responsible for building and sustaining our platform through cycles including China's consumer finance turbulence in 2015 and recent regulatory changes in the onlince consumer finance industry. This experience and track record is invaluable as we embark on the next stage of our growth.

        We also have strong support from major investors including the investment arms of China Cinda Asset Management Co., Ltd., a large state-owned enterprise, and a fully licensed financial institutions providing a diversified array of financial products and services, and SBI Holdings Inc., a leading fintech holding company. This support extends to collaboration where we, for example, have entered into an agreement with a subsidiary of China Cinda Asset Management Co., Ltd. to launch a fund in 2018 to invest in financial technology companies.

Our Strategies

        We intend to pursue the following strategies to grow our business:

  Continue to Invest in Technology, Focusing on Artificial Intelligence and Technology Enablement

        We plan to continue to make significant investments in developing technologies:

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  Artificial Intelligence.  Artificial intelligence is the core to our technology strategies. We plan to continue to develop and apply artificial intelligence technologies to our digital financial platform. We have established an in-house artificial intelligence institute bringing together more than fifty experts recruited from both leading technology companies and academia. We believe that artificial intelligence will allow us to broaden consumption scenarios, optimize customer profiling, customize financial and e-commerce product recommendations and further automate our loan facilitation process so as to create a fully intelligent digital financial account system.

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  Risk Management and Security.  We plan to extend our risk management leadership by continuing to invest in advanced capabilities around credit assessment and fraud detection. Importantly, this will allow us to continue to scale our platform, ensuring we have the infrastructure and sophistication to manage increasing volumes and complexity in a secure and compliant manner.

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  Emerging New Technologies.  Through our dedicated team of more than 30 engineers, we will continue to explore the commercialization and application of blockchain technology, including across loan transfer, trade finance and loyalty programs.

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  Technology Enablement.  Starting from the second half of 2018, we are strengthening our efforts in technology enablement by providing our advanced technologies such as artificial intelligence to empower our customers including financial institutions and companies of other various sectors in target marketing, automated credit decisioning, tiered pricing, anti-fraud modeling and loan collection.

  Continue to Build Our Ecosystem

        We are dedicated to enhancing our ecosystem in the following respects:

  •
  Grow the Community.  We intend to bring more borrowers, investors, financial institution partners and merchant partners to our ecosystem. This involves providing our borrowers more product choices with attractive financing terms, providing our investors a broader range of fixed income products as well as in stock investment, insurance and fund investments, and providing our merchant partners greater transaction volumes.

  •
  Foster High Quality Interactions.  We will continue to improve the quality of interactions on our ecosystem. For instance, our emerging loyalty program is fostering a community of our premier users, encouraging regular digital engagement through which our entire ecosystem benefits as the nature of our user interactions becomes increasingly personalized, impactful and recurring.

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  Strategic Partnerships.  We plan to strengthen our existing partnerships with strategic partners such as China UnionPay. At the same time, we seek to add new merchant partners to expand the breadth of our consumption scenario coverage, add new institutional funding partners to diversify our funding, and enhance our cooperation with financial institution partners in terms of insurance and guarantee protection.

  Broaden Our Product Offerings

        Our comprehensive product suite serves as the core of our platform, and as such we intend to develop and broaden it as follows.

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  Loan Products.  We plan to broaden our offered consumption scenarios by consolidating more e-commerce platforms into our One Card system, while continuing to grow our offline footprint as China UnionPay's merchant coverage expands. At the same time, we will continue to anticipate our borrower's evolving credit needs and launch new loan products targeted to a broader borrower base.

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  Wealth Management Products.  We aim to develop enhanced wealth management products with risk-adjusted return profiles to meet the investment objectives of our investors, including more tailored wealth management offerings with better investor protection. In particular, we plan to leverage our securities and insurance licenses to seek additional cross-sell opportunities for our newly launched product lines including insurance brokerage services and the overseas stock investment products.

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  Emerging Loyalty Program.  We plan to nurture our emerging loyalty program, which was launched in 2018 and involves an annual membership fee providing access to an enhanced suite of services.

  Selectively Pursue International Expansion and Strategic Investment

        We plan to selectively pursue international expansion and make strategic investments:

  •
  International Expansion.  We have established operations in Hong Kong and Indonesia in 2016 and 2018, respectively, and plan to expand investment in Southeast Asia and establish deeper cooperation with local financial institutions where we see meaningful opportunities relating to the cross-selling of our onshore and offshore products and services and the export of our advanced and robust technology capabilities. We have obtained a few key financial service licenses in Hong Kong, and we plan to apply for additional licenses that are critical for executing our business strategies. In addition, we will continue to invest in overseas research and development, tapping into local expertise, such as our research and development center in Silicon Valley.

  •
  Strategic Investment.  We plan to selectively pursue strategic alliances, investments and acquisitions as a means to supplement or complement our organic growth. In particular, we may seek opportunities to strengthen our products and services, distribution and technology infrastructure.

Our Products and Services

  Digital Financial Account

        We offer a single digital financial account for each user on our digital platform, providing a comprehensive range of financial products and services. Our digital financial account provides a one-stop digital solution for users to address many of their financial needs including online lending, wealth management and payment facilitation.

        In addition, our digital platform lays the foundation for a convenient transition in our users' activities with us. While some of our users started as borrowers on our platform, as they continue to accumulate their personal wealth, they can also take advantage of our wealth management products at later stages of their financial lifecycle. At the same time, investors may also tap into our loan products from time to time to finance their consumption at an affordable cost.

  Loan Products

        We offer loan products to borrowers. Our loan products are generally unsecured. For revolving loan products and non-revolving loan products, our credit decisions are typically made within three minutes for first-time applicants and in real-time for repeat borrower drawdowns within the approved credit limits. Loan disbursements generally occur on the business day after the loan application is approved. For our revolving loan products, borrowers may take out multiple loans within their approved credit limits. These features are essential to meet the borrowers' time-sensitive and recurring financial needs.

        As of December 31, 2016 and 2017 and September 30, 2018, the total outstanding balance of all the loan products was RMB15.4 billion, RMB45.7 billion (US$6.7 billion) and RMB51.6 billion (US$7.5 billion), respectively.

  Revolving Loan Products

        We offer a revolving loan product through One Card. In approving a One Card user, we make the credit decision regarding whether to extend credit, how much credit to extend (the credit limit) and the borrowing cost based on our review of the user's credit profile. We conduct credit re-assessment for each drawdown of the revolving loan products and charge service fee for each drawdown. Please refer to "Business—Risk Management—Our Proprietary Credit Assessment Process—Proprietary Credit Scoring and Risk Pricing Models" and "Business—Risk Management—Our Proprietary Credit Assessment Process—Translating Credit Assessment into Pricing."

        Our One Card users draw upon approved credit limits to make online and offline transactions with our merchant partners. The approved credit limits can also be drawn to meet the users' other financial needs.

  •
  Online: Users can draw upon approved credit limits to purchase goods on the One Card Mall, our proprietary online shopping platform providing products from merchant partners such as

    JD.com and NetEase. Users can also withdraw cash from the approved credit limits to meet other financial needs.

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  Offline: We partner with China UnionPay, China's largest card payment organization, as well as commercial banks to offer virtual credit solutions through which our users may draw upon approved credit limits for general offline payments to merchants connected by China UnionPay.

        The approved credit limits of our revolving loan products do not exceed RMB200,000 (US$29,121). In 2016, 2017 and for the nine months ended September 30, 2018, we originated RMB3.7 billion, RMB43.2 billion (US$6.3 billion), RMB33.0 billion (US$4.8 billion), respectively, in revolving loan products, accounting for 26.4% and 75.1% and 89.6% of our loan origination volume during the same periods, respectively. The loans originated by us under our revolving loan products in 2016, 2017 and for the nine months ended September 30, 2018 had an annualized interest rate ranging from 7.0% to 16.0%, with an weighted average annualized interest rate of 11.3%, 10.4% and 11.6%, respectively. The weighted average size of the loans originated by us under our revolving loan products in 2016, 2017 and for the nine months ended September 30, 2018 was RMB12,046, RMB7,960 (US$1,159), RMB5,574 (US$812), respectively. The applicable terms of our revolving loan products are one to 48 months, and the weighted average term of loans originated in 2016, 2017 and for the nine months ended September 30, 2018 was 24 months, 16 months and 22 months, respectively.

        We set user borrowing costs based on a proprietary, tiered credit pricing model. Please refer to "Business—Risk Management—Our Proprietary Credit Assessment Process—Proprietary Credit Scoring and Risk Pricing Models." Key factors include the borrowers' credit history, transactional behaviors and other underwriting factors.

        The typical borrowing cost payable by borrowers includes (i) interest payable to investors, (ii) service fees charged by us for our loan facilitation services and post-origination services, (iii) post-loan service fees payable to a third party collection company for loan collection services and arbitration services, and (iv) an insurance premium to be paid to the insurer or money contribution to the depository account which was set up by Guangdong Success, an independent third party, and supervised by PICC, and the guarantee fee to be paid to Guangdong Success for the guarantee services provided, as the case may be. Loan principal and interests are repaid on monthly basis. Prepayments require our pre-approval. We set prepayment fees at the rate negotiated with the borrower on a case-by-case basis. In 2016, 2017 and the nine months ended September 30, 2018, 1.5%, 7.2% and 10.4% of our loan originations by number of transactions were repaid prematurely, for which RMB0.6 million, RMB1.1 million (US$0.2 million) and RMB1.9 million (US$0.3 million) of prepayment fees were charged. Borrowers are subject to penalty fees for late payment. Prepayment fees and penalty fees, each if applicable, are part of borrowing cost that a borrower is subject to. Prepayment fees and penalty fees are paid to the depository account, which was set up by Guangdong Success, an independent third party, and supervised by PICC. Please refer to "Business—Risk Management—Investor Protection Mechanism". Historically, prepayment fees and penalty fees were paid to us for certain of our loan products during certain periods of time. In early 2018, we gradually changed our practice and arranged the prepayment fees and penalty fees to be paid to the depository account to increase the cash available in the depository account and better protect the investors.

  Non-revolving loan products

        We offer fixed-term loan products that cover key consumption verticals such as computer, communication and consumer electronics, home rental, education and cosmetic surgery services. These loan products are often offered by us in collaboration with leading consumption-based lending platforms, including:

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  Home Rental:  We offer home rental loans through 58fangdai (fangsiling), a leading home rental installment loan provider and one of our investees. We work with housing agencies to provide rent financing to tenants through 58fangdai (fangsiling). 58fangdai (fangsiling) works with housing agencies to identify tenants with financing needs and refers them to us. The rent will be directly paid to the landlord for the tenants who successfully pass our risk assessment, and repayment will be collected every month. As landlords in major cities of China typically require prepayment of three to six months rent, our home rental product provides our borrowers with a method to make monthly rent payment. According to Oliver Wyman, 58fangdai (fangsiling) ranked first in terms of total outstanding balance of home rental loans provided by independent platforms as of December 31, 2017.

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  Education:  We work with Crayon, a brand we incubated and one of our subsidiaries, in offering education installment loans. According to Oliver Wyman, Crayon ranked first in terms of total outstanding balance of education related loans provided by independent platforms as of December 31, 2017.

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  Cosmetic Surgery Services:  We work with Yimeijian, a brand we incubated and one of our subsidiaries, to offer cosmetic surgery related loans. According to Oliver Wyman, Yimeijian ranked second in terms of total outstanding balance of cosmetic surgery related loans provided by independent platforms as of December 31, 2017.

        The terms of our non-revolving loan products do not exceed 48 months. In 2016, 2017 and for the nine months ended September 30, 2018, we originated RMB10.1 billion, RMB14.2 billion (US$2.1 billion) and RMB3.8 billion (US$0.6 billion) of non-revolving loan products, respectively, which represented 73.0%, 24.7% and 10.4% of our loan origination volume during the same periods, respectively. The loans originated by us under our non-revolving loan products in 2016, 2017 and for the nine months ended September 30, 2018 had an annualized interest rate ranging from 6.0% to 19.0%, with a weighted average annualized interest rate of 11.4%, 9.0% and 9.2%, respectively. The weighted average size of the loans originated by us under our non-revolving loan products in 2016, 2017 and for the nine months ended September 30, 2018 was RMB6,117, RMB5,968 (US$869.0) and RMB7,634 (US$1,112), respectively. The applicable terms of our non-revolving loan for products are one to 48 months, and the weighted average term of loans originated in 2016, 2017 and for the nine months ended September 30, 2018 were 16 months, 15 months and 15 months respectively.

        We price our non-revolving products similarly to how we price our revolving loan products. See "Business—Our Products and Services—Loan Products—Revolving Loan Products."

  Direct lending program

        We also provide traffic referral services to institutional funding partners in collaboration with insurance companies allowing the institutional funding partners to access to borrowers who passed our risk assessment. For details, please refer to "Business—Users and Partners—Financial Institution Partners—Institutional Funding Partners."

        In 2016 and 2017, we originated RMB80.5 million and RMB109.6 million (US$16.0 million) of loan products under our direct lending program, respectively, which represented 0.6% and 0.2% of our loan origination volume during the same periods, respectively. For the nine months ended September 30, 2018, we originated RMB21.9 million (US$3.2 million) of loan products under our direct lending program, which represented 0.1% of our loan origination volume during the same period.

  Online Wealth Management Products

        We offer a suite of online wealth management products to investors across our platforms, including Wukong Licai, 9F Wallet and 9F Puhui. Our original wealth management product was a fixed income product representing the loans we facilitate. In 2017, we expanded our product suite to include onshore and offshore investment options including stock, insurance and mutual funds. Fixed income products currently constitute a significant portion of the online wealth management products we offer. We are also actively diversifying our online wealth management products by offering an increasing amount of other types of investment products such as stock, insurance and fund investment products.

  Fixed income products

        Our fixed income products represent investments in the loans we facilitate primarily through One Card. An investor can individually invest in the loans through our self-directed investing tool, or they can invest by leveraging our automated investing tool. We charge investors service fees. The minimum investment amount of our fixed income products is RMB100.0 (US$14.6).

        In 2016, 2017 and for the nine months ended September 30, 2018, we sold RMB32.5 billion, RMB88.9 billion (US$12.9 billion) and RMB64.6 billion (US$9.4 billion) in fixed income products, respectively. This represented a per-investor average of approximately RMB44.7 thousand, RMB73.5 thousand (US$10.7 thousand) and RMB84.8 thousand (US$12.3 thousand), respectively during the same periods. The average annualized rate of return of our fixed income products was 9.6%, 9.6% and 8.8% in 2016, 2017 and for the nine months ended September 30, 2018, respectively.

  Other onshore and offshore investment products

        In 2017, we began offering, and expect to offer, an increasing amount of onshore and offshore investment products including stock, insurance and fund investment products:

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  Stock Investment:  We engage in stock distribution and offer offshore stock investment products to provide investors with access to stock subscription and trading opportunities in Hong Kong through 9F Benben, a proprietary platform operated by 9F Primasia. Through 9F Benben, we also provide investors with access to stock trading opportunities in the U.S.

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  Insurance:  We offer offshore insurance products such as medical insurance products and education insurance products through 9F Wealth Management Limited, and plan to launch onshore insurance products through Ruifeng Insurance (a company incorporated in China).

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  Fund Investment:  We offer fund investment solutions through fund distribution platforms, notably CSJ Golden Bull, a nationally-recognized fund rating and distribution platform and also one of our associated companies.

  Investing Tools—Automated

        Our investors can leverage our automated investing tools to invest in fixed income products. With our automated investing tools, an investor agrees to invest a specified amount of money (investment balance) to borrowers through our platform for a specified period of time (investment commitment period) with an expected rate of return. Once an investor commits funds using the tool, his or her funds are automatically allocated among approved borrowers. As an underlying loan is repaid within the investment commitment period, the realized funds will be automatically reinvested according to the investors' preset investing criteria. If an investment commitment period ends during the term of an underlying loan, we will facilitate the investor's exit on the investor's behalf by transferring his or her rights with respect to the underlying loans. Our automated investors tools will then arrange such loans to be funded by new investors making investments in our fixed income products, whom we match to the underlying borrower. There is no guarantee that the transfer of the underlying loans upon the expiry of the investment commitment period will be arranged successfully.

        We offer fixed-income products with investment commitment periods mainly ranging from three months to four years with expected rates of return ranging from 6.0% to 12.0% per annum and a minimum commitment amount of RMB100. An investor will be repaid the principal and interest at the end of the investment commitment period which is non-extendable. However, an investor may elect to reinvest his or her funds in the form of subscription for a new fixed-income product before or upon the end of the current investment commitment period.

        If a cash-out request is made by an investor within the investment commitment period, we have discretion to handle the transfer request on a case-by-case basis. If the transfer is arranged successfully, the investor will receive the principal and the accrued interest as determined by the actual investment period. We charge an investor service fee for early termination. There is no guarantee that the reinvestment and the transfer request of a loan made within the investment commitment period will be arranged successfully.

        As of September 30, 2018, the outstanding balance of investments made through automated investing tools accounted for approximately 99.99% of the total outstanding investment balance on our platform. In 2016, 2017 and for the nine months ended September 30, 2018, the average investment commitment period of our loans matched by our automated investing tools was 171.4 days, 184.9 days and 213.2 days, respectively. In 2016, 2017 and for the nine months ended September 30, 2018, the average annualized rate of return for those investments was 9.6%, 9.6% and 8.8%, respectively.

  Investing Tools—Self-directed

        Our investors can also leverage our self-directed investing tool to invest in fixed income products. Our self-directed investing tool enables investors to manually select investment opportunities among approved borrowers posted on our platform. After selecting a desired loan, the investor then agrees to commit a certain amount of funds to a specific borrower through our platform until the maturity of the loan. Funds are transferred through the custodian bank from an investor's account to a borrower's account once the loan is fully subscribed. Any investor who wants to withdraw committed funds prior to the maturity of the loan may transfer his or her rights in the loan on his or her own initiative. There is no guarantee that the transfer requests made prior to the maturity of the loans will be arranged successfully. As of September 30, 2018, the outstanding balance of investments made through self-directed investing tools accounted for approximately 0.01% of the total outstanding investment balance on our platform.

  Payment facilitation and other value-added services

        We help our One Card users pay credit card bills and household bills such as utilities bills using approved credit limits under One Card. In addition, we provide other value-added services including credit history search, debt consolidation and user referral services. We also provide our advanced technologies to our customers.

Our E-Commerce Channels

        We have established e-commerce channels to connect our users and merchant partners, and facilitate loans. Users may purchase goods offered by third-party merchant partners on our One Card Mall, a proprietary online shopping platform of pre-approved merchants and products accessible via a user's mobile device or the web. Our collective product suite is specifically oriented towards our financially literate, creditworthy user base and includes competitively-priced, albeit higher value, items across 11 major product categories such as electronics, fashion accessories, cosmetics, and outdoor apparel. We process the purchase orders placed through the One Card Mall by passing the relevant orders to the merchant partners and subsequently settle the payments to merchant partners. Our merchant partners, such as JD.com, are responsible for storage and delivery of products. This arrangement allows us to develop and grow our e-commerce channels without building our own fulfillment infrastructure for warehousing and delivery.

        All purchases under our e-commerce channels are financed by the approved credit limits through One Card digital financial accounts. See "Business—Our Products and Services—Loan Products—

Revolving Loan Products." Among the total number of our approved borrowers as of September 30, 2018, 13.1% had shopped on our One Card Mall at least once.

        Our e-commerce channels are essential to our ecosystem connecting borrowers, merchant partners, investors and financial institution partners. Moreover, the e-commerce channels play integral roles in our risk management by tracking a borrower's use of loan proceeds while collecting behavioral data.

Users and Partners

        Users are drawn to our platform for access to financial products, including loan products and wealth management products, concisely delivered and managed through a digital financial account. Our platform encourages personal financial development and maturity, which we believe is evidenced by the fact that we are more often seeing borrowers evolve into investors on our platform. See "Business—Our Products and Services—Digital Financial Account."

        Partners, both merchants and institutional funding partners, are drawn to our platform for access to our users in the context of a high quality ecosystem.

  Our Borrowers

        We aim to serve young and financially literate borrowers underserved by traditional financial institutions. The number of active borrowers increased from approximately 1.3 million in 2016 to approximately 3.6 million in 2017 and decreased from approximately 2.8 million for the nine months ended September 30, 2017 to approximately 1.9 million for the same period of 2018 due to the recent challenging regulatory environment negatively affecting the growth of our business.

        Our borrower base is young, with nearly 94% between 18 to 35 years old as of September 30, 2018.

        Our borrower base is geographically balanced through China. As of September 30, 2018, the borrowers from the ten largest provinces, with population representing approximately 56% of the total population in China, accounted for 58.9% of our borrower base.

  Our Investors

        Our investors directly invest through our online wealth management platforms which include Wukong Licai, 9F Wallet and 9F Puhui. The number of active investors increased from 0.7 million in 2016 to 1.2 million in 2017 and decreased from 1.0 million for the nine months ended September 30, 2017 to 0.8 million for the same period of 2018 due to the recent challenging regulatory environment negatively affecting the growth of our business.

        As with our borrowers, our investors tend to be young with approximately 61.6% of our investors between 20 to 35 years old as of September 30, 2018.

        Our investors are individually investing more over time. In 2017 and for the nine months ended September 30, 2018, the average investment amount per investor was RMB73.5 thousand (US$10.7 thousand) and RMB84.8 thousand (US$12.3 thousand) compared with RMB44.7 thousand in 2016 and RMB65.3 thousand for the same period of 2017. As of September 30, 2018, approximately 2.8% of the investors maintained an investment balance above RMB500 thousand, up from 1.8% as of December 31, 2017.

        We have consistently achieved high repeat investment rates. Our repeat investment rates were 91.2%, 84.3% and 88.9%, respectively, in 2016, 2017 and for the nine months ended September 30, 2018.

        In 2016, 2017 and for the nine months ended September 30, 2018, investors contributed RMB32.5 billion, RMB88.9 billion (US$12.9 billion) and RMB64.6 billion (US$9.4 billion) to the fixed income investment volume, respectively. As of September 30, 2018, substantially all the outstanding balance of loans was invested by our investors.

  Financial Institution Partners

        Financial institution partners include institutional funding partners under our direct lending program, and other financial institutions that provide insurance and guarantee protection to our investors and institutional funding partners.

  Institutional funding partners

        Starting from 2016, we began to diversify our funding by introducing institutional funding partners under our direct lending program. We referred qualified borrows directly to our institutional funding partners. Our institutional funding partners, after completing their internal risk assessment and loan approval procedures, made the final credit decisions and fund borrowers' loans directly.

        In 2018, we upgraded our direct lending program introducing a tri-party cooperation model where we, the insurance company and the institutional funding partner leverage each other's respective capabilities and to collectively deliver a competitive credit solution to borrowers. Our value proposition is enablement, where we provide our institutional funding partners access to a high quality borrower base as well as our risk management capabilities in collaboration with insurance companies. The insurance companies provide performance insurance to the institutional funding partners. The institutional funding partners make the final credit decision based on a credit assessment and also fund and service the loans. This is particularly valuable for small and medium sized financial institutions that tend to lack the scale and technology to effectively compete with the larger financial institutions. We charge service fees, while the insurance company charge insurance premiums.

        In 2016, 2017 and the nine months ended September 30, 2018, our institutional funding partners invested RMB80.5 million, RMB109.6 million (US$16.0 million) and RMB21.9 million (US$3.2 million), respectively, in the loans we facilitated. As of September 30, 2018, we did not have any outstanding balance of loans funded by our institutional funding partners. We intend to grow our direct lending program and cooperate with more institutional funding partners to further diversify our funding.

  Other financial institutions

        We partner with China Taiping, PICC and Guangdong Success to provide insurance and guarantee services to investors for the loans we facilitate, strengthening the credibility of our platform. See "Business—Risk Management—Investor Protection Mechanism." We also collaborate with insurance companies to provide institutional funding partners access to a high quality borrower base as well as our risk management capabilities. See "Business—Users and Partners—Financial Institution Partners—Institutional Funding Partners."

  Our Merchant Partners

        We work with a large group of merchants as part of our commerce ecosystem. Merchant partners create consumption scenarios where a borrower will use an approved credit limit to transact with relevant merchant partners. Given our pricing power, in some cases, we earn revenue based on the difference between our negotiated product cost with the merchant and the price at which we execute a sale with the borrower.

        As of September 30, 2018, we worked with approximately 120 merchant partners as part of our online channel, including JD.com and NetEase, each a well-known e-commerce platform in China. We also connect with various scenario service providers such as Youzu, a developer and publisher of online and mobile games.

        Offline, we partner with China UnionPay, China's largest card payment organization, and select commercial banks to offer virtual credit solutions such that our One Card users can utilize their credit lines for general offline payments with more than three million merchants connected by China UnionPay. We also cooperate with offline merchant partners such as training institutions, cosmetic surgery institutions and home rental service providers to provide non-revolving loan products in key consumption verticals.

        In addition, we provide our advanced technology to our merchant partners through a SaaS offering, helping to optimize their business processes across customer acquisition, marketing, product design and development, risk management and transaction processing. For example, we offer a SaaS system to Huaruntong, China Resources's O2O platform, to enable Huaruntong to offer unsecured loans to its customers at the point of sale through One Card digital financial account.

  Our Other Partners

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  User acquisition.  We benefit from our cooperation with strategic partners such as China Unicom to acquire investors, and benefit from our cooperation with merchant partners to acquire borrowers. For our cooperation with merchant partners, see "Business—Users and Partners—Our Merchant Partners."

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  Data.  We work with China Mobile as a data modeling service partner to jointly build credit risk related models.

Our Platform and Typical Transaction Process

        We provide a seamless and convenient technology enabled platform for all our users, including borrowers and investors, fostering a transparent marketplace while safeguarding each market participant's interests and data privacy.

  Loan Facilitation—Borrower Transaction Process

        The following diagram illustrates the transaction process of a typical loan which we facilitate:

  Step 1: Initial Application

        Prospective borrowers can initiate an application online at any time through our mobile apps or websites. The prospective borrower will be prompted to provide identification documents and other requested personal information such as PRC ID card details, a mobile phone number, educational level and bank account details. The prospective borrower will also be guided to authorize us to gain access to his or her credit history and other information from external source. See "—Risk Management—Our Proprietary Credit Assessment Process—Data Collection" for information we collect from potential borrowers.

  Step 2: Fraud Detection, Credit Assessment and Decision

        Once a loan application is received, our system will perform a fraud detection analysis and credit assessment to render a credit decision. See "—Risk Management—Our Proprietary Credit Assessment Process" for detailed description of how we verify information we collect from prospective borrowers and conduct credit analysis. This process is fully automated and generally takes a few minutes to complete, except in instances where manual review is deemed necessary, which will generally take an additional three to five minutes. For declined borrowers, we may refer them to third-party platforms for a fee.

  Step 3: Loan Listing and Funding

        Once a loan application is approved, the prospective borrowers may request a loan amount and loan term within the credit limits granted. We facilitate the fulfillment of the requested loan by matching it to investment subscription requests made by our investors. We typically do not remove unsubscribed loans from our platform without the borrower's request, unless a loan has remained unsubscribed for the maximum period allowed under PRC laws.

  Step 4: Loan Servicing

        Upon the origination of a loan, borrowers will receive a repayment schedule. On or prior to each scheduled repayment date, borrowers are required to deposit sufficient funds into the custodian bank and authorize fund transfers to our corresponding investors. The custodian bank sets up separate accounts for borrowers and investors, and assumes fund depository functions including settlement and accounting management.

        In the event of delinquency, we provide collection services, arbitration services and a third-party guarantee program and third-party insurance program. For information regarding our collection and arbitration, see "Business—Risk Management—Collection and Arbitration." For information regarding our third-party guarantee program and third-party insurance program, see "Business—Risk Management—Investor Protection Mechanism."

  Investor Transaction Process

  Step 1: Product Subscription

        Investors open an account by submitting identification information and bank account details, including their PRC ID card details, mobile phone number, bank account number and the mobile phone number registered with the account-opening bank. Investors will then be informed of the risks in investing in various wealth management products. We will conduct a risk appetite review and categorize prospective investors into six major groups, to which different investment rules and limits shall apply.

        The following table sets forth a brief description of each of the six major risk appetite groups we assign our investors into:

Group	Description
Conservative	Investors not suitable for investment in our fixed income products.
Cautious	Risk averse investors focusing on retaining the value of their investment. They typically tend to accept low return rates in exchange for high liquidity and the preservation of their principal.
Prudent	Investors with limited tolerance of risk and strong sense of stop-loss. They typically select investment products offering either break-even or certain appreciation opportunities.
Balanced	Investors tolerant of mid-level risks. They typically choose investment products with certain appreciation potentials and mild fluctuations in value.
Proactive	Investors tolerant of mid- to high-level risks. They typically choose investment products with appreciation potentials and fluctuations in value.
Aggressive	Investors highly tolerant of risks. They are willing to make investments with high appreciation potentials as well as high fluctuations in value, and capable of accepting the loss of all principal.

        Before making investment decisions, a prospective investor shall be presented information regarding an introduction to the products and the applicable rules for investing, holding and exiting, form agreements, an introduction to the investors' protection plans, and information regarding the loans to be funded, such as the borrower's desensitized personal information, the borrower's credit rating, loan amount, applicable interest and default penalties, loan term, repayment plan, use of loan proceeds. The investors shall have the discretion to choose among different investment programs based on the applicable investment commitment period and expected returns, as well as the investment amount.

        For fixed income products, investors need to deposit funds in our custodian bank prior to making any investments. Investors will elect to use either our automated or self-directed investing tool. For all other investment products, investors will self-direct investment choices.

  Step 2: Investment Returns

        For fixed income products, investors will receive investment returns upon loan maturity in the case of an investment utilizing the self-directed investing tools, or upon conclusion of the investment commitment period in the case of an investment utilizing the automated investing tools. See "Business—Our Products and Services—Online Wealth Management Products—Investing Tools—Self-directed" and "Business—Our Products and Services—Online Wealth Management Products—Investing Tools—Automated." As we only provide loan facilitation services, we do not guarantee investment returns. Guarantee and insurance services are provided by our strategic partners. See "Business—Risk Management—Investor Protection Mechanism."

        For investments in other products such as stock, investors receive the investment returns after they sell the stock.

Risk Management

        We operate a robust risk management platform extending across credit assessment, broad partner collaboration, efficient and compliant collection and arbitration process, and effective investor protection. Our risk management mission is to provide best-in-class credit assessment, fraud evaluation and product review, all within a streamlined, transparent and compliant workflow process.

  Our Proprietary Credit Assessment Process

  Data Collection

        The foundation of our credit assessment process is data. This includes data accumulated since our inception and data provided by the prospective borrower through the loan application. In addition, we also utilize the credit data from external sources to verify the borrowers' information in compliance with industry practice.

        Since our inception, we have built a comprehensive database of borrower profiles which we can use to evaluate individual loan applicants as well as identify fundamental credit trends that are broadly instructive to our underwriting process. We collect credit data from diversified external sources, such as government authorities and third-party data partners, as well as from our own aggregated data including actual credit performance of our existing borrowers. The typical information we collect from borrowers includes age, education level, marital status, occupation, credit history, and bank transaction history.

        We make every effort to ensure the accuracy and reliability of the data we collect, as well as safeguard the privacy of such data. For example, we collaborate with third parties to verify the applicant's identity by confirming his or her name, ID number and mobile number to ensure data integrity. We also cross examine data we collect from different outside source to verify the transaction history data. The data we collect for each loan applicant will be utilized in our credit assessment process. See "Business—Risk Management—Our Proprietary Credit Assessment Process—Comprehensive Analysis Across Six Dimensions."

        We combat fraud through proprietary advanced analytical methods, based on the information we collect, as well as working with our third-party data partners to access centralized databases of confirmed fraud cases, which serves as a critical and highly effective cross check of our own analyses. In addition, to effectively combat against fraudulent activities, we collect and analyze a borrower's behavior data, social network and other data with his or her permission. We use artificial intelligence technology to detect various fraudulent patterns in real time.

        The process of transforming unstructured and disparate data sets into structured datasets of useful features is technology intensive and integrates elements of artificial intelligence and machine learning. We broadly apply artificial intelligence and machine learning across credit risk assessment, fraud detection and process optimization, including data collection and feature engineering. The final output is a credit assessment, based on predictive credit performance, integrating six dimensions of a user's credit profile with over 1,000 features.

  Proprietary Credit Scoring and Risk Pricing Models

        Our credit decisions are driven by a series of proprietary credit scoring models, collectively known as the Insight-Credit Score Model, which we believe represents one of our key competitive advantages. Our Insight-Credit Score model evaluates a potential borrower across six dimensions, leveraging 357 independent variables and 15 sub-models. The real-time nature of our modeling capabilities allows us to render a credit decision in seconds. Our Rainbow Rating system then translates the Insight-Credit Score into tiered credit approvals and pricing.

  Comprehensive Analysis across Six Dimensions

        The Insight-Credit Score Model evaluates underwriting variables, which we have found to be statistically significant, across six dimensions: applicant's demographics, internal credit history, external credit history, repayment capacity, social network, and online merchandise transaction history. These six dimensions allow us to evaluate both a borrower's willingness and ability to repay the loan on time.

  Translating Credit Assessment into Pricing

        Our Insight-Credit Score model makes an assessment of the credit delinquency risk of a prospective borrower in the form of a proprietary credit score called Insight-Credit Score. Our Rainbow Rating system, launched in March 2017, then translates the Insight-Credit Score into tiered credit approvals and pricing. Specifically, the Rainbow Rating divides eligible borrowers into seven grades represented by corresponding colors, namely red (lowest assessed delinquency risk), orange, yellow, green, blue, indigo and violet (highest assessed delinquency risk).

        Loan applications by prospective borrowers classified as violet will usually be declined, while prospective borrowers falling under other credit rating grades will be considered and usually be assigned an approved credit limit and borrowing cost. The Rainbow Rating will be generated each time a borrower applies to draw down a loan, including a drawdown applied for by a repeat borrower for revolving loan products within his or her approved credit limit. For such repeat borrower, we consider his or her observed account behavior such as repayment history when we assign a Rainbow Rating.

        Our Insight-Credit Score Model is developed and maintained by a dedicated team of more than 40 engineers and data scientists. Through real-time performance monitoring, we constantly evaluate the effectiveness of the variables we use to drive our models, while also searching to identify new variables and relationships to help render credit assessments.

        The following table sets forth a breakdown of the loan origination volume by us in 2017 by Rainbow Ratings and the credit performance of such loans as of September 30, 2018:

Rating	Description of the Rating(1)	Loan Origination Volume (RMB in billions)(2)	Percentage of the Loan Origination Volume	M3+ Delinquency Rate(3)
Red	Mostly high rated across all six dimensions	0.8	3.8%	2.86%
Orange	Mix of high and above-average rated across all six dimensions	4.3	18.2%	4.14%
Yellow	Mix of above-average and average rated across all six dimensions	5.1	21.9%	5.55%
Green	Mainly average rated across all six dimensions	5.7	24.6%	7.40%
Blue	Mix of average and below-average rated across all six dimensions	4.1	17.4%	9.93%
Indigo	Mix of below-average and low rated across all six dimensions	2.1	8.9%	13.75%
Violet	Mainly low rated across all six dimensions	1.2	5.2%	17.00%

Total		23.3	100.0%	7.73%

Notes:

(1)
The six dimensions refer to applicant's demographics, internal credit history, external credit history, repayment capacity, social network, and online merchandise transaction history.

(2)
The loan origination volume represents the loan originations to which the Rainbow Rating system was applied. The Rainbow Rating system was launched in Mach 2017 and was gradually applied to the loans originated by us.

(3)
M3+ Delinquency Rate is calculated as the result of weighted average by volume of the quarterly M3+ delinquency rates by vintage as of September 30, 2018.

        The following table sets forth a breakdown of the loan origination volume by us in the first six months of 2018 by Rainbow Ratings and the credit performance of such loans as of September 30, 2018:

Rating	Description of the Rating(1)	Loan Origination Volume (RMB in billions)(2)	Percentage of the Loan Origination Volume	M3+ Delinquency Rate(3)
Red	Mostly high rated across all six dimensions	1.1	5.0%	0.96%
Orange	Mix of high and above-average rated across all six dimensions	3.9	16.9%	1.10%
Yellow	Mix of above-average and average rated across all six dimensions	6.0	26.0%	1.26%
Green	Mainly average rated across all six dimensions	6.5	28.4%	1.59%
Blue	Mix of average and below-average rated across all six dimensions	3.5	15.3%	1.86%
Indigo	Mix of below-average and low rated across all six dimensions	1.2	5.4%	2.48%
Violet	Mainly low rated across all six dimensions	0.7	3.0%	2.73%

Total		23.0	100.0%	1.51%

Notes:

(1)
The six dimensions refer to applicant's demographics, internal credit history, external credit history, repayment capacity, social network, and online merchandise transaction history.

(2)
The difference between the sum of loan origination volume of each rating and the total origination volume was due to rounding.

(3)
M3+ Delinquency Rate is calculated as the result of weighted average by volume of the quarterly M3+ delinquency rates by vintage as of September 30, 2018.

  Fraud Detection empowered by Artificial Intelligence

        We combat fraud through a combination of data-driven technologies and analytical methods. At our inception our initial fraud assessments were largely based on known fraud patterns, and served as a foundation to build the comprehensive infrastructure we employ today:

  •
  Social Network:  We are able to efficiently identify fraud schemes and criminal organizations by evaluating a prospective borrower's publicly observable social network information.

  •
  Pattern Recognition:  Largely through machine learning, we have trained our models to identify data anomalies and patterns indicative of fraud. For instance, we can match the circumstances of a fraud application with previously observed fraud schemes.

        If the information provided by a prospective borrower combined with the outputs from our model is insufficient to automatically render a decision on fraud risk, the loan application will be subjected to manual review.

  Collection and Arbitration

        We have developed a systematic process to manage loans in delinquency. When a loan becomes past due for over one day, the loan enters our collection process. For the first 90-day collection period, the loan is managed by both our internal collection team and third party collection companies. If a loan remains overdue after the 90-day period, we typically outsource loan collection to third party collection companies. Collection tactics include text message reminders, phone calls and legal letters and are utilized intermittently on a case-by-case basis.

        In addition, according to the executed loan agreement, all disputes arising from, and in relation to the loan shall be submitted to arbitration commissions such as Zhanjiang Arbitration Commission. The online arbitration mechanism provides an efficient and private solution to manage the collection of delinquent loans.

  Investor Protection Mechanism

        Prior to August 2016, we offered investors protection service in the form of a quality assurance fund, whereby we charged borrowers quality assurance fund at a floating rate of the loan principal and deposited the quality assurance fund in our custodian bank account. In addition, if the loan repayment proceeds we received from the borrowers were higher than the expected return of the investors, the higher portion would be deposited in our custodian bank account in the form of quality assurance fund. If a loan became pass due for a certain period, we would use the quality assurance fund deposited in the custodian bank account to repay the loan principal and accrued interest to the affected investor. According to our agreements with investors, our contractual obligation for repayment of default loans was limited to the amount of quality assurance fund balance deposited in our custodian bank account.

        In August 2016, we began to replace the former quality assurance model with an investors' protection plan featured third-party insurance and guarantee protection mechanism. We gradually transferred the entire historical balance of the quality assurance fund from our own custodian bank account to the depository account, which was set up by Nanfeng Guarantee and supervised by China Taiping. Under this investors' protection plan, a portion of borrowers were required to pay both money contributions to the depositary account and insurance premium to China Taiping. If a loan became past due for a certain period, Nanfeng Guarantee would use the cash available in the depository account to repay the investors up to the total amount of principal and accrued interest. If the total amount of the money in the depository account was not sufficient for full repayment to the investors, China Taiping will protect the investors up to the amount representing a certain percentage of the insurance premiums paid by the borrowers. Borrowers not participating in the Taiping insurance program were required to pay money contributions to the depository account, which was set up by Nanfeng Guarantee and supervised by China Taiping. If a loan became past due for a certain period, Nanfeng Guarantee would use the cash available in the depository account to repay the investors up to the total amount of principal and accrued interest until the depletion of the cash available in the depository account.

        In September 2017, we began gradually replacing the previous investors' protection plan with an enhanced investors' protection plan. Under this enhanced investor protection plan, at the inception of the majority of loans with terms of no more than 12 months, we would require the borrower to pay the insurance premium to China Taiping. If a loan became past due for a certain period, China Taiping would protect investors up to the full amount of principal and accrued interest. All borrowers with loan terms of over 12 months, and all borrowers with loan terms of no more than 12 months but not participating in our Taiping insurance program, were required to make money contributions to the depository account, which was set up by Nanfeng Guarantee and supervised by China Taiping. If a loan became past due for a certain period, Nanfeng Guarantee would use the cash available in the depository account to repay the affected investor up to the total amount of principal and the accrued interest until the depletion of the cash available in the depository account.

        In January 2018, we further upgraded the enhanced investors' protection plan. Under the upgraded investors' protection plan, at the inception of the majority of loans with terms of no more than 12 months, we require the borrower to pay insurance premium to either China Taiping or PICC with whom we began collaborating in March 2018. If a loan pasts due for a certain period, China Taiping or

PICC will protect investors up to the full amount of the principal and accrued interest. For the remainder of the loans with terms of no more than 12 months, we require the borrowers to pay money contributions to the depository account, which was set up by Guangdong Success, an independent third party, and supervised by PICC. If a loan pasts due for a certain period, Guangdong Success will use the cash available in the depository account to repay the investors up to the total amount of principal and the accrued interests until the depletion of the cash available in the depository account. For loans with terms of over 12 months, we require the borrower to pay money contributions to the depository account, and pay guarantee fee to Guangdong Success for the guarantee services provided. If a loan becomes past due for a certain period, Guangdong Success will use the cash available in the depository account to repay the total amount of principal and accrued interests of the investors until the depletion of the cash available in the depository account. If the cash available in the depository account is insufficient, Guangdong Success will repay the investors up to five times of the guarantee fee paid by the borrowers.

  Historical credit performance

        Our robust risk management capabilities enable us to achieve high credit performance as evidenced by our low delinquency rates. Please refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations—Loan Performance Data" for details.

Information Technology and Data Protection

        Our success is, in part, dependent upon our strong, secure and scalable technological capabilities across data science, artificial intelligence and cloud computing. Principal components of our advanced information technology include:

  •
  Data science.  Data science is at the heart of our business:

  •
  We have massive data sets. We have accumulated over 2,000 terabytes of data since our inception and each day, on average, we accumulate an additional 200 gigabytes.

  •
  Our data mining and user behavior analytical capabilities allow us to build a comprehensive credit profile for each borrower for the purpose of assessing both credit needs and delinquency risk.

  •
  We leverage advanced analytical methods such as artificial intelligence specifically machine learning around data analysis. Critical applications include fraud detection, optimization of resource allocation and improvement of operational efficiency.

  •
  Security.  We are committed to maintaining a secure online platform:

  •
  We carefully protect user information. For any transmission of user information, we use data encryption to ensure confidentiality. We employ data slicing and distribute the storage of a user's data points across several servers. The encryption of our applications is reinforced to prevent any attempt of de-coding or counterfeiting.

  •
  We have built a firewall that monitors and controls incoming and outgoing platform traffic and defends against distributed denial-of-service attacks. Once any abnormal activity is detected, our system will immediately notify our IT team while automatically activating our third-party traffic control service to prevent any harm to our platform.

  •
  We have adopted a series of policies on internal controls over information systems, including physical security measures, such as entry and equipment control, and network access management, such as identification, authentication and remote access control.

    •
    We conduct periodic reviews of our technology platform, identifying and correcting problems that may undermine our system security.

  •
  Cloud-based services and computing capabilities.  We employ cloud-based computing for our user-facing systems and services. This ensures our systems can scale with our growth, that we can remain flexible with limited maintenance and that we can customize certain applications where necessary. As of the date of this prospectus, we have deployed 2,353 servers with 5,473 terabytes of storage space, supported by an optimized algorithm of border gateway protocol, which enables us to quickly adjust resources to meet fluctuating or unpredictable system demands.

  •
  Artificial intelligence.  We have invested considerably in the research and development of artificial intelligence. We have established an in-house artificial intelligence institute bringing together more than fifty experts recruited from both leading technology companies and academia. We also collaborate with the Institute of Automation under China Academy of Sciences and have jointly established an intelligent voice lab to strengthen and broaden our application of artificial intelligence technology in marketing, customer service and loan collection, and collaborate with PBC School of Finance, Tsinghua University and have jointly established a smart finance center to integrate the application of artificial intelligence technology into finance. We have commercially applied artificial intelligence technology not only in fraud detection but also in smart customer service and automatic product recommendations. For example, we have successfully deployed customer service robots to answer questions from our users.

  •
  System stability.  Our system infrastructure is primarily hosted within data centers at two separate locations in Beijing and Hangzhou. We maintain redundancy through a real-time multi-layer data backup system to ensure the reliability of our network. Our platform adopts modular architecture that consists of multiple connected components, each of which can be separately upgraded and replaced without compromising the functionality of other components. This makes our platform both highly reliable and scalable, and prevents potential system failures caused by system error of a single component. The availability ratios of our system, representing the percentage of the normal operation time of our system in one year, are 99.99%, 99.98% 99.98% in 2016, 2017 and the nine months ended September 30, 2018, respectively.

  •
  Scalability.  With modular architecture, our platform can be easily expanded as data storage requirements and user visits increase. In addition, load balancing technology helps us improve distribution of workloads across multiple computing components, optimizing resource utilization and minimizing response time. Backed by the reliability and scalability of our platform, and powered by our artificial intelligence technology, we have the capacity to handle 69.3 thousand transactions per second as of the date of this prospectus. Today, we process approximately 8.6 million transactions per day on average, with peak volumes of approximately 60.8 million daily transactions.

  •
  Automation and blockchain technology.  Our credit decision engine is highly automated. We leverage over one thousand attribute-based rules, with real time model sample updates based on automatic pattern recognition. We also analyze multi-dimensional behavioral data which allows us to provide increasingly personalized offerings to our borrowers.

    In addition to the foregoing technologies we employ to support our highly automated platform, we have taken various measures to ensure uninterrupted operation of our platform. For example, we adopt self-healing technology enabling our system to perceive malfunctions and make necessary adjustments to restore normal operational capacity without human intervention. Also, our system integrates with systems of the multiple data providers who serve as backups for each other. If services provided by one data provider are suspended, our system will shift to the backup sources automatically to ensure no interruption to our operation.

    Lastly, we are investing in emerging new technologies such as blockchain. We have established our in-house blockchain institute comprising of more than 30 engineers with experience in the blockchain application. We currently focus on alliance chain technology and plan to invest in public blockchain technology in the future.

Sales and Marketing

        We benefit from a large user base and strong brand recognition in China, helping to drive word-of-mouth marketing. As a supplement to word-of-mouth marketing, we also employ advertising campaigns through online marketing channels, including:

  •
  General online marketing.  Our general online marketing relies mainly on data driven search engine marketing and displaying advertisements on portal websites. In addition, we promote our brand and software through our corporate pages on popular interactive social media platforms. For example, Wukong Licai, our first mobile application for wealth management, acquired its first one million users within only three months after its initial launch through our successful social media campaign conducted on WeChat.

  •
  Online video platforms.  We collaborate with a number of major television producers and online video platforms to conduct brand promotion, often targeting where we can match our target demographics with the audiences of television and video audiences.

  •
  Loyalty program.  We launched a loyalty program in 2018 under which the subscriber will pay an annual membership fee of RMB199 (US$29) or RMB1,999 (US$291) to gain access to an enhanced suite of services ranging from premier loan products and wealth management products and non-financial benefits such as the express check-in at the airport. We intend to grow our subscriber base as we scale since we view it as a significant future contributor to traffic and product volumes.

  •
  Partner referrals.  We acquire certain users through partner referrals. See "Users and Partners—Our Other Partners—User Acquisition."

Internationalization

        We have established operations in Hong Kong and Indonesia and plan to expand investment in Southeast Asia and establish deeper cooperation with local financial institutions where we see meaningful opportunities relating to the cross-selling of our onshore and offshore products and services and the export of our advanced and robust technology capabilities. We have obtained a few key financial service licenses in Hong Kong, and we plan to apply for additional licenses that are critical for executing our business strategies. In addition, we have established our overseas research and development center in Silicon Valley to develop our artificial intelligence and emerging blockchain technologies, and we will continue to invest in overseas research and development.

Competition

        The industries we are operating in are competitive and evolving. It provides a new means for borrowers to obtain financing and for investors and institutional funding partners to seek new investment and lending opportunities. With respect to loan products, we compete with market players such as traditional financial institutions, small loan companies, e-commerce driven installment platforms and other independent consumer finance platforms; with respect to online wealth management products, we compete with market players such as internet ecosystem owners providing cash management and quasi fixed income products, online third-party financial brokers and information providers, and marketplace lending platforms. Some of our larger competitors have significantly more financial, technical, marketing and other resources than we do and may be able to devote greater resources to the development, promotion, sale and support of their development. Our competitors may also have more extensive borrower or investor bases, greater brand recognition and brand loyalty and broader partner relationships than us. We believe that our ability to compete effectively for borrowers, investors and partners depend on many factors, including the variety of our products and services, user experience on our platform, effectiveness of our risk management, our technological capabilities, the risk-adjusted returns offered to investors, our partnership with third parties, our marketing and selling efforts and the strength and reputation of our brand.

        Furthermore, as our business grows, we face significant competition for highly skilled personnel, including management, engineers, product managers and risk management personnel. The success of our growth strategies depends in part on our ability to retain existing personnel and add additional highly skilled employees.

Employees

        We had 1,530, 8,166, 2,950 and 2,020 employees as of December 31, 2015, December 31, 2016, December 31, 2017 and September 30, 2018. Our employees decreased significantly in 2017 due to the improved efficiencies resulting from the increasing amount of loans facilitated online and our implementation of artificial intelligence technology. Almost all our employees are located in China. The following table sets forth the numbers of our employees categorized by function as of September 30, 2018.

	As of September 30, 2018
	Number	% of Total Employees
Functions:
Product and technology	1,076	53.3
Risk management	148	7.3
Business operation	328	16.2
Sales and marketing	272	13.5
General administration	196	9.7
Total	2,020	100.0

        As required by laws and regulations in China, we participate in various employee benefits plans that are organized by municipal and provincial governments, including, among other things, housing fund, pension, medical insurance and unemployment insurance. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time.

        We typically enter into standard employment, confidentiality and non-compete agreements with our senior management and core personnel. These contracts include a standard non-compete covenant that prohibits the employee from competing with us, directly or indirectly, during his or her employment and for two years after the termination of his or her employment, provided that we pay compensation equal to 50% of the employee's salary during the restriction period.

        We believe that we maintain a good working relationship with our employees, and we have not experienced any labor disputes. None of our employees are represented by labor unions.

Properties and Facilities

        Our principal executive offices are located on leased premises comprising approximately 23,701.9 square meters in Beijing, China. Our principal executive offices serve as our management headquarters and center of research and development, human resources and administrative activities. In addition to our headquarter in Beijing, we also have material branches in Shanghai, Shenzhen, Hong

Kong, and Silicon Valley for wealth management, risk management operations, stock investment and research and development, respectively. All those material branches are based on leased properties and these leases together comprise approximately 33,622.9 square meters in China, and 864 square meters in Hong Kong and 442.5 square meters in Thailand and Indonesia. All our branch offices are leased from independent third parties, and we plan to renew these leases from time to time as needed. We own a building of approximately 2,000 square meters in Xinjiang, China to be used as call center.

        Our servers are mainly hosted in leased internet data centers in different geographic regions in China. The majority of these data centers are owned and maintained by internet data center providers. We typically enter into leasing and hosting service agreements that are renewed periodically with these internet data center providers. We believe that our existing facilities are sufficient for our current needs and we will obtain additional facilities, principally through leasing, to accommodate our future expansion plans.

Intellectual Property

        We rely on a combination of copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. As of September 30, 2018, we have registered 193 trademarks with the Trademark Office of the SAIC of the PRC, 199 software copyrights with the PRC National Copyright Administration, and 148 domain names. Furthermore, we are in the process of applying for trademark registrations in Hong Kong, Indonesia, Thailand and Philippian. In addition, we were awarded both the High-Tech Enterprise Award as well as the Financial Technology Innovation Award in 2017.

        Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our technology.

        In addition, third parties may initiate litigation against us alleging infringement of their proprietary rights or declaring their non-infringement of our intellectual property rights. See "Risk Factors—Risks Related to Our Business and Industry—We may not be able to prevent unauthorized use of our intellectual property, which could reduce demand for our services, adversely affect our revenues and harm our competitive position." and "Risk Factors—Risks Related to Our Business and Industry—We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations."

Insurance

        We do not currently maintain any property insurance, other than insurance provided for our Hong Kong office premises under the name of 9F Primasia. As is typical in China, we do not maintain business interruption insurance or general third-party liability insurance, nor do we maintain product liability insurance or key-man insurance. See "Risk Factors—Risks Related to Our Business and Industry—We may not have enough business insurance coverage."

Legal Proceedings

        We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management's time and attention.

REGULATION

        This section sets forth a summary of the most significant laws, rules and regulations relevant to our business and operation in China and Hong Kong and our shareholder's rights to receive dividends and other distributions from us.

Regulations Related to Our Business Operation in China

  Regulations Related to Online Lending Information Intermediary Services

        Due to the relatively brief history of the online lending information intermediary services in China, the regulatory framework governing the industry has not developed comprehensively. Since mid-2015, the PRC government and relevant regulatory authorities have issued various laws and regulations governing the industry. However, the interpretation and implementation of some of these laws and regulations remain uncertain and may be subject to further detailed guidance to be promulgated by the regulators. See "Risk Factors—Risks Related to Our Business and Industry—The laws and regulations governing the industries we operate in in China are developing and evolving and subject to changes, and our operations and products have been and may need to continue to be modified to ensure full compliance with applicable laws and regulations. If any of our business practice is deemed to violate any applicable laws, regulations or requirements of regulatory authorities, our business, financial condition and results of operations may be materially and adversely affected."

        On July 18, 2015, ten PRC regulatory agencies, including the PBOC, the MIIT, the CBRC, and other relevant government authorities, promulgated the Internet Finance Guidelines. The Internet Finance Guidelines defines peer-to-peer lending and borrowing, or P2P lending, as direct loans between lenders and borrowers through an online platform, which shall be governed by the Contract Law of the PRC, the General Principles of the Civil Law of the PRC, and related judicial interpretations promulgated by the Supreme People's Court. The Internet Finance Guidelines specifies that CBRC is responsible for the administration of the P2P lending industry. Pursuant to the Internet Finance Guidelines, online lending information intermediaries shall act as an intermediary to provide information exchange, matching, credit assessment and other intermediary services for P2P lending which occurs directly between individuals. The online lending information intermediaries shall not engage in illegal fund-raising, nor shall they provide any credit enhancement service. The Internet Finance Guidelines also requires the online lending information intermediaries to separate funds of the borrowers and lenders from its own funds and set up custody accounts with banks to hold funds of the borrowers and lenders.

        On April 12, 2016, the General Office of the State Council issued the Circular of the General Office of the State Council on Issuing the Implementation Plan of the Special Rectification of Internet Financial Risks, or the Implementation Plan, which, among other things, sets forth certain principles for online lending information intermediaries, including that they shall not set up capital pools or provide loans, finance for themselves, promise on repayment of principals and interests, or engage in offline marketing. By issuing the Implementation Plan, the General Office of the State Council started to launch a campaign to rectify risks in and to regulate the internet finance industry, including the online lending information service industry. On April 13, 2016, CBRC issued the Circular on Issuing the Implementation Plan of the Special Rectification of P2P Lending Risks, or the P2P Implementation Plan, to further specify certain criteria and principles for the rectification and regulating of online lending information intermediaries.

        On August 17, 2016, CBRC, MIIT and other relevant government authorities published the Interim Measures, setting out a legal framework for the entire P2P lending industry. The Interim Measures categorizes online lending information intermediaries as financial information intermediary institutions that are engaged in P2P lending information intermediary services and provide borrowers and lenders with information collection, information publication, credit assessment, information exchange, loan facilitation and other intermediary services mainly through the internet.

        According to the Internet Finance Guidelines and the Interim Measures, intermediaries that provide online lending information services may not engage in certain activities, including, among others, (i) holding investors' fund or setting up capital pools with investors' fund, (ii) providing security or guarantee to investors as to the principals and returns of the investment, (iii) issuing or selling any wealth management products, (iv) splitting the terms of any financing project, and (v) promoting its financial products on physical premises. The Interim Measures also require the intermediaries that provide online lending information services to strengthen their risk management, enhance screening and verifying efforts on the borrowers' and investors' information, and to set up custody accounts with qualified banks to hold user funds.

        Any violation of the Interim Measures by an online lending information intermediary may lead to certain penalties as determined by applicable laws and regulations. If the applicable laws and regulations are silent on the penalties, the competent regulators may impose penalties in accordance with the Interim Measures, which include but are not limited to warning, rectification, tainted credit record and fines up to RMB30,000 (US$4,368). If any online lending information intermediary established prior to the implementation of the Interim Measures fails to comply with the Interim Measures, such online lending information intermediary shall make rectification within a 12 month window.

        Our platform, Jiufu Puhui, operated by Beijing Jiufu Puhui Information Technology Co., Ltd., a subsidiary of one of our variable interest entities, is engaged in online lending information intermediary services. To comply with existing laws, regulations, rules and governmental policies relating to online lending information intermediary services, we have implemented and will continue to implement various policies and procedures to conduct our business and operations. However, given that detailed regulations and guidance of online lending information services are yet to be promulgated, we cannot be certain that our existing business practices would not be deemed to violate any existing or future laws, rules, and regulations. See "Risk Factors—Risks Related to Our Business and Industry—The laws and regulations governing the industries we operate in in China are developing and evolving and subject to changes, and our operations and products have been and may need to continue to be modified to ensure full compliance with applicable laws and regulations. If any of our business practice is deemed to violate any applicable laws, regulations or requirements of regulatory authorities, our business, financial condition and results of operations may be materially and adversely affected."

  Regulations related to private lending and intermediation
        The Contract Law of the PRC, which became effective in October 1999, or the Contract Law, confirms the validity of loan agreement between natural persons and provides that a loan agreement between natural persons becomes effective when the lender provides a loan to the borrower. The Contract Law also provides that the interest rates charged under the loan agreement between natural persons shall not violate the applicable provisions of the PRC laws and regulations.

        In accordance with the Private Lending Judicial Interpretations, which came into effect on September 1, 2015, private lending refers to the financing activities between and among natural persons, legal persons, or other organizations. The Private Lending Judicial Interpretations provides that agreements between a lender and a borrower on loans with annual interest rates below 24% are generally valid and enforceable unless they fall into certain situations provided under the Contract Law generally affect the validity and enforceability of any kind of contracts, including damaging interests of the state, the community or any third parties, concealing illegal intentions with a lawful form or violating mandatory requirements of PRC laws and administrative regulations. With respect to loans with annual interest rates between 24% and 36%, the general rule of the PRC courts would be to only support interest claims that do not exceed 24%. For interests whose annual rates fall between 24% and

36%, if a borrower has repaid such interests and such repayment does not damage interests of the state and the community or any third party, such borrower's request to demand return such interest is likely to be denied by PRC courts. If the parties agree on annual interest rates higher than 36%, the agreement to pay interests in excess of 36% on an annual basis is invalid, and the PRC courts will support the borrower's request to demand return of the portion of interests in excess of 36% even if such interests have been paid to the lender.

        In addition, on August 4, 2017, the Supreme People's Court issued the Circular of the Supreme People's Court on Issuing Several Opinions on Further Strengthening the Judicial Practice Regarding Financial Cases, or Financial Cases Judicial Interpretation, which provides, among others, that (i) if the aggregate amount of interests, compound interests, delinquency interests, liquidated damages and other fees charged by a lender exceeds 24% per annum under a loan agreement, the claim of the borrower to adjust or reduce the part of such aggregate amount in excess of 24% per annum will be supported by the PRC courts; and (ii) circumvention of the maximum interest rates requirements by online lending information intermediaries and lenders through charging intermediary service fees shall be invalid.

        An intermediation contract is defined by the PRC Contract Law as an agreement whereby the intermediary, in consideration of service fees by its client, refers to its client contract opportunities or provides other services related to contract formations. Pursuant to the PRC Contract Law, an intermediary must provide true information relating to the contract opportunity. If an intermediary conceals any material fact intentionally or provides false information in connection with the contract opportunity, which results in harm to the client's interests, such intermediary forfeits its service fees and is liable for the damages so incurred by the client. Financial Cases Judicial Interpretation further specifies that the relationship between an online lending intermediary and each other party of an online lending loan agreement is an intermediary contractual relationship; but if the intermediary service fees charged by an online lending intermediary are found to be instrumentalities to circumvent the statutory limit of the interest rate, such intermediary service fees will be invalid. Our business of connecting investors and borrowers constitutes an intermediary service, and our contracts with investors and borrowers are intermediation contracts under the PRC Contract Law.

  Regulations related to filings for online lending information intermediaries

        Pursuant to the Interim Measures, an online lending information intermediary must make a filing with the competent local financial regulatory authority.

        On October 28, 2016, CBRC, the SAIC and MIIT jointly released the Record-filing Guidelines, which provides specific implementation rules in relation to the filing and registration requirements set out under the Interim Measures. Pursuant to the Record-filing Guidelines, a newly established online lending information intermediary is required to make a filing with the local financial regulatory authority within ten business days after it obtains a business license, while online lending information intermediaries established and started to conduct business prior to the promulgation of the Record-filing Guidelines shall apply for record-filing after completion of risk rectifications in accordance with relevant arrangement under the P2P Implementation Plan.

        On December 8, 2017, the National Rectification Office, issued the Circular 57, which provides further clarification on several matters regarding the rectification and record-filing of online lending information intermediaries. Circular 57 requires certain local governmental authorities to establish an inspection team to conduct risk rectification inspections on online lending information intermediaries within their jurisdictions. Circular 57 also sets forth certain requirements which an online lending information intermediary shall not be in violation of relevant rules before it can qualify for the record-filing, including: (i) an online lending intermediary may not conduct the "thirteen prohibited actions" or exceed the maximum balance of borrowed funds provided under the Interim Measures after August 24, 2016, and shall gradually reduce the balance not in compliance with such requirement before the record-filing (see "—Regulations related to business operations"); (ii) an online lending intermediary which has participated in businesses of down payment loans for real estate purchasing, campus loans or cash loans, is required to suspend facilitation of new loans of such kind and gradually reduce outstanding balance of the abovementioned loans within a certain timetable as required under the Circular 141, and the Notice on Further Strengthening the Regulation and Management Work of Campus Online Lending Business issued in May 2017 by CBRC, the General Office of the Ministry of Education and Ministry of Human Resources and Social Security (see "—Regulations related to cash loans"); and (iii) the online lending information intermediaries are required to set up custody accounts with qualified banks that have passed certain testing and evaluation procedures run by the National Rectification Office to hold customer funds (see "—Regulations related to fund custodian"). Pursuant to Circular 57, if an online lending information intermediary passes the inspection, the local governmental authorities shall complete its record-filling. For an intermediary that fails the inspection, it will be required to transfer its online lending information intermediary business to other intermediaries, or to terminate the business and exit the markets gradually, or be banned from the business pursuant to relevant laws and regulations, depending on the reasons for its failure to pass the inspection.

        On August 13, 2018, the National Rectification Office issued the Compliance Inspection Notice, which requires the online lending intermediaries to be inspected in accordance with the requirements provided in the Interim Measures, the Custodian Guidelines and the Information Disclosure Guidelines, and in combination the Compliance Inspection Checklist. The Compliance Inspection Notice emphasizes that the compliance inspection will focus on the following issues: (i) whether the intermediary conducts business only as an information intermediary and whether it is engaged in any credit intermediary business; (ii) whether the intermediary maintains any capital pool and has advanced funds for the clients; (iii) whether the intermediary finances itself directly or in a disguised form; (iv) whether the intermediary provides the lenders with guarantees or promises to repay principals and interests thereon directly or in a disguised form; (v) whether the intermediary provides rigid payment for the lenders; (vi) whether the intermediary conducts risk assessments for the lenders and provide hierarchical management of lenders; (vii) whether the intermediary fully discloses risk related information of the borrowers to the lenders; (viii) whether the intermediary adheres to the online lending principle of small amount and dispersion; (ix) whether the intermediary raises funds by sale of wealth management products through itself or its affiliates; (x) whether the intermediary solicits lenders by high interests and other manners. The compliance inspection shall be carried at three levels as follows: (i) the self-inspection carried out by the online lending intermediary itself, which is required to submit to the provincial online lending rectification office a self-examination report and an authenticity commitment letter signed by its senior management and major shareholders; (ii) the self-discipline inspection carried out by a local internet finance association or competent intermediary and/or the National Internet Finance Association of China, which are required to submit to the provincial online lending rectification office a self-discipline inspection report and an authenticity commitment letter signed by the inspectors and the principal of such association; and (iii) the administrative verification carried out by the provincial online lending rectification office on the basis of the self-inspection and self-discipline inspection abovementioned. The provincial online lending rectification offices are required to verify the authenticity of the content and data of the self-examination reports and the self-discipline inspection reports and submit a conclusion report to the National Rectification Office. If a self-examination report or self-discipline inspection report is found to contain false information, the online lending intermediary involved will be vetoed. The compliance inspection shall be completed by the end of December 2018. The online lending intermediaries that generally meet the requirement of being an intermediary and various standards will be allowed to link to the information disclosure and products registration system. After a period of operation and inspection, the online lending information intermediaries that meet relevant requirements can apply for record-filing.

        In addition, Beijing Rectification Office issued the Notice on Launch of the Self-inspection of the Online Lending Intermediaries Registered in Beijing on August 24, 2018, which requires that an online lending intermediary registered in Beijing shall submit a self-inspection report by September 30, 2018 and in any event no later than October 15, 2018. The Beijing Internet Finance Association issued the Announcement on Launch of the Self-discipline Inspection of the Online Lending Intermediaries Registered in Beijing on August 27, 2018, which provides that the self-discipline inspection by it shall commence on September 10, 2018 and be completed by November 30, 2018. On December 19, 2018, the Leading Group Office of the Internet Financial Risk Rectification Campaign and the National Rectification Office jointly promulgated the Notice on the Classification and Disposal of Online Lending Institutions and Risk Prevention, which provides that online lending intermediaries shall be classified into the following two categories according to their risk profiles: (i) institutions with exposed risks, and (ii) institutions without exposed risks, which are further classified as non-operating institutions, small-scale institutions, high-risk institutions and normal operating institutions. With respect to the normal operating institutions, the relevant governmental authorities shall require the institutions to strictly limit balance of loans and number of lenders and shall assess the risk profiles of such institutions regularly and adjust their classifications in a timely manner if necessary. Furthermore, Beijing Rectification Office issued a Notice on January 24, 2019 requiring online lending intermediaries to continue to reduce its business scale and number of borrowers and lenders during the administrative verification period.

        The Interim Measures also requires online lending information intermediary to apply for appropriate telecommunication business license after it completes the record-filing with the local financial regulatory authority. See "Regulation—Regulations Related to our Business Operation in China—Regulations Related to Value-added Telecommunication Services." The Interim Measures also requires an online lending information intermediary to specify "online lending information intermediary" or similar terms in its business scope listed in its business license.

        We submitted the self-examination report on September 27, 2018. As of the date of this prospectus, we have not received any comments from Beijing Rectification Office on our self-examination report, nor have we been inspected by internet finance associations or Beijing Rectification Office in accordance with the Compliance Inspection Notice. We are uncertain as to when we will be allowed to submit the application for record-filing and to complete the record-filing. See "Risk Factors—Risks Related to Our Business and Industry—The laws and regulations governing the industries we are operating in in China are developing and evolving and subject to changes, and our operations and products have been and may need to continue to be modified to ensure full compliance with the laws and regulations governing the industries we are operating in China. If any of our business practice is deemed to violate any applicable laws, regulations or requirements of local regulatory authorities, our business, financial condition and results of operations would be materially and adversely affected."

  Regulations related to business operations

        Pursuant to the Interim Measures, an online lending information intermediary shall not, by itself or on behalf of a third party, engage in "thirteen prohibited actions," including (i) financing for itself directly or in a disguised form, (ii) accepting, collecting or gathering funds of lenders directly or indirectly, (iii) providing lenders with guarantee or promise on repayment of principals and interests directly or in a disguised form, (iv) publicizing or promoting financing projects on physical premises other than digital channels as the internet, fixed-line telephone or mobile phone by themselves or authorizing any third party to conduct such activities; (v) providing loans, unless otherwise permitted by laws and regulations; (vi) splitting the term of any financing project; (vii) raising funds by issuing wealth management products and other financial products on their own, or selling bank wealth management products, assets management by securities companies, funds, insurance, trust products or other financial products on a commission basis; (viii) carrying out business similar to asset-backed securities or conducting the transfer of creditor's rights in the form of packaged assets, asset-backed securities, trust assets, and fund shares; (ix) mixing or bundling its business with or providing agency services for other institutional investment, sale as agency and brokerage business, unless otherwise permitted by relevant laws and regulations; (x) making up or exaggerating the authenticity of financing projects and the prospect of profits, concealing defects and risks in financing projects, making false advertising or promotion by using ambiguous words or other fraudulent means, fabricating or spreading false or incomplete information to damage others' business reputation, or misleading lenders or borrowers; (xi) providing information intermediary services for those highly risky financing projects which use borrowed funds to invest in stocks, over-the-counter financing, futures contracts, structured products and other derivatives; (xii) engaging in equity-based crowd funding; and (xiii) other activities prohibited by the laws, regulations and the regulatory provisions on P2P lending.

        Furthermore, the Interim Measures requires online lending information intermediaries to set up limits on the balance of funds that a borrower may borrow from a single online lending intermediary platform and from all platforms, based on their risk management capabilities. The limits for any natural person and any entity on a single platform shall not exceed RMB200,000 (US$29,121) and RMB1,000,000 (US$145,603), respectively, and the limit for any natural person and any entity on all platforms shall not exceed RMB1,000,000 (US$145,603) and RMB5,000,000 (US$728,014), respectively.

        In addition, the Interim Measures also sets out certain additional requirements applicable to online lending information intermediaries, including real-name registration of lenders and borrowers, fund raising period, internet and information security, file management, and protection of lenders and borrowers.

        Circular 57 issued on December 8, 2017 further prohibits online lending information intermediaries from setting up new risk reserve funds or increasing existing risk reserve funds, and requires them to gradually reduce the existing risk reserve funds. Besides, the Circular 57 permits lenders' rights to loans to be transferred between lenders for liquidity purpose on a low frequency basis. But it expressly prohibits certain transfers. For example, transfer of lenders' rights in forms of assets-backed securities, trust assets, fund properties and certain other forms of securities is prohibited. For another instance, a lender is prohibited from transferring fixed-term financial products provided by online lending information intermediaries, if such transfer results from the mismatch between the fixed term of such products and the term of the loan to the borrower. Circular 57 also prohibits online lending information intermediaries from facilitating lenders to borrow on their platforms by using their lenders' rights to loans as pledge or mortgage. The Compliance Inspection Checklist also prohibits online lending information intermediaries from providing fixed-term financial products, including promising that the funds can be withdrawn at any time, or providing for the lenders' exit through transfer of creditor's rights in the contracts, except for products under which investment commitment periods have been specified in the products' names, and lenders have been fully reminded of the liquidity risk and confirm in writing in advance.

        In October 2016, six PRC regulatory agencies, including CBRC and the Ministry of Education, or MOE, jointly issued the Notice on Further Strengthening the Rectification of Campus Online Lending, which prohibits online lending information intermediaries from providing online lending information services to college students under the age of eighteen and sets forth certain restrictions on providing online lending information services to college students above the age of eighteen. In May 2017, CBRC, MOE and the Ministry of Human Resources and Social Security issued the Notice on Further Strengthening the Regulation and Management Work of Campus Online Lending Business, or the Circular 26, which suspends online lending information intermediaries from providing online lending information services to any college student and requires the outstanding balance of such campus loans to be gradually reduced until reaching a zero balance.

  Regulations related to fund custodian

        The Interim Measures requires an online lending information intermediary to carry out isolated management of its proprietary funds and the funds of lenders and borrowers and choose qualified banking financial institutions as the custodian institutions for the funds of lenders and borrowers. Pursuant to the Interim Measures, the custodian institutions shall enter into fund custodian agreements with the online lending information intermediary, the borrowers, the lenders and/or other related parties, and conduct custodian, transfer, payment, accounting and supervision of the funds of lenders and borrowers pursuant to such agreements. On February 22, 2017, CBRC released the Custodian Guidelines, which further requires that only commercial bank may act as the custodian institution for P2P lending business and an online lending information intermediary shall only designate one single commercial bank to provide the custodian services. Circular 57 further requires that the commercial banks designated by online lending information intermediaries should have passed certain testing and evaluation procedures run by the National Rectification Office. Pursuant to the Custodian Guidelines, the custodian institutions are not allowed to provide any security or guarantee for P2P lending transactions and the online lending information intermediaries are not allowed to use the custodian institutions to advertise their services except for compliance with disclosure and regulatory requirements. The Custodian Guidelines also sets forth other business standards and requirements for custodian institutions and online lending information intermediaries to comply with. Custodian institutions and Online lending information intermediaries conducting the online custodian services prior to the effectiveness of the Custodian Guidelines have a six-month grace period to rectify any activities not in compliance with the Custodian Guidelines.

        We have entered into an agreement with China Huaxia Bank Beijing Branch, under which the Huaxia Bank provides custodian services for funds of borrowers and investors on our online lending information platform Jiufu Puhui.

  Regulations related to information disclosure

        The Interim Measures stipulates certain requirements on the information disclosure by online lending information intermediaries, which include, among other things: (i) full disclosure to investors of the basic information of borrowers and financing projects, the risk assessment results and potential risk of the projects, the use of funds, and other related information on their official websites, subject to applicable requirements on state secrets, business secrets and privacy; and (ii) disclosure of certain required regular announcements on their official websites, submission of the regular information disclosure announcements and other relevant documents to the local financial regulatory authority for records, and preservation of such documents at the intermediary's domicile for inspection by the public. Pursuant to the Interim Measures, detailed rules on the information disclosure by an online lending intermediary shall be formulated separately. On August 23, 2017, CBRC released the Information Disclosure Guidelines, to further regulate the information disclosure. Consistent with the Interim Measures, the Information Disclosure Guidelines emphasizes the requirement of information disclosure by an online lending intermediary and further details the frequency and scope of such information disclosure. Pursuant to the Information Disclosure Guidelines, online lending information intermediaries are required to disclose certain information through their own official websites and other internet channels such as mobile apps, WeChat official account and microblog. The information required to be disclosed to the public includes, among others, (i) the basic information of the online lending information intermediary, such as its record-filing information, organizational information, and examination information, (ii) the information relating to the transactions facilitated by the online lending information intermediaries, such as the number of transactions and the sum of loan amount facilitated by the online lending information intermediary as accumulated since its establishment, the number of the loans to be repaid, the sum of the outstanding amount and the number of overdue loans and the unpaid sum, which is required to be updated on a monthly basis, and (iii) the information relating to the material changes of the online lending information intermediaries. Other than the information required to be disclosed to the public, it is further required under the Information Disclosure Guidelines that the online lending information intermediaries shall disclose the information relating to the borrowing requests to the lenders, which includes: (i) the basic information of the borrower; (ii) the basic information of the project; (iii) the risk assessment of the project and potential results; and (iv) the information relating to the loans that are not fully repaid. Online lending information intermediaries that have been carrying out the online lending information intermediary business prior to the effectiveness of the Information Disclosure Guidlines have a six-month grace period to rectify their non-compliance matters in accordance with the Information Disclosure Guidlines.

  Regulations related to cash loans

        In April 2017, the National Rectification Office issued the Notice on Cash Loan. The Notice on Cash Loan requires the local branches of the National Rectification Office to conduct a comprehensive review and inspection of the cash loan business of online lending platforms and requires such platforms to implement necessary improvements and remediation within a specific period to comply with the relevant requirements under the applicable laws and regulations. The Notice on Cash Loan focuses on preventing malicious fraudulent activities, loans that are offered at excessive interest rates and violence in the loan collection processes in the cash loan business operation of online lending platforms. The National Rectification Office also issued a list of cash loan business activities that were to be examined.

        On December 1, 2017, the Leading Group Office of the Internet Financial Risk Rectification Campaign and the National Rectification Office jointly issued Circular 141, which, among other things, sets out a series of requirements and restrictions in connection with cash loan business and other business participated in by online lending information intermediaries. Circular 141 specifies the features of cash loans as not based on consumption scenarios and unsecured, with no specified use of loan proceeds and no qualification requirement on customers, etc.

        Pursuant to Circular 141, online lending information intermediaries are prohibited from (i) conducting the lending business without obtaining approvals for the lending business; (ii) facilitating any loan the overall financing costs (including up-front interests, commissions, management fees, deposits from principal disbursements and delinquency interest rates) of which exceed the 24%/36% interest ceiling provided under the Private Lending Judicial Interpretations (see "—Regulations related to private lending and intermediation"); (iii) outsourcing core functions such as data collection, customer identification, credit assessment or account openings; (iv) enabling banking financial institutions to engage in P2P lending; (v) providing loan facilitation services to students or individuals who do not possess sufficient debt service capabilities; (vi) conducting real-estate financing such as down payment loans for real estate purchasing; (vii) facilitating loans without clear and specified purposes; or (viii) collecting debts by using violence, threats, humiliation, defamation or harassment. Circular 141 also requires institutions, including online lending information intermediaries, (i) to follow the "know-your-customer" principle and prudentially assess and determine the borrowers' eligibility, credit limit and cooling-off period, etc.; and (ii) to enhance the internal risk control and protection of customer information and prudentially use the "data-driven" risk management model. Institutions violating the above rules will be ordered to suspend its business, be prohibited from the record-filing, be subject to license revocation, or be subject to other administrative penalties.

        In addition, Circular 141 also imposes several requirements on banking financial institutions engaged in the "cash loan" business, including, among other things, (i) such banking financial institutions shall not extend loans jointly with any third-party institution which has not obtained approvals for the lending business, or fund such institution for the purpose of extending loans in any form; (ii) with respect to the loan business conducted in cooperation with third-party institutions, such banking financial institutions shall not outsource the core business (including the credit assessment and risk control), and shall not accept any credit enhancement service whether or not in a disguised form (including the commitment to taking delinquency risks) provided by any third-party institutions with no guarantee qualification and (iii) such banking financial institutions must require and ensure that the third-party institutions shall not collect any interests or fees from the borrowers.

  Regulations related to illegal fund raising

        Funds raising from the general public shall be conducted in strict compliance with applicable PRC laws and regulations and shall obtain required approvals to avoid administrative and criminal liabilities. The Measures for the Banning of Illegal Financial Institutions and Illegal Financial Business Activities promulgated by the State Council on July 13, 1998 and amended on August 1, 2011, and the Notice on Relevant Issues Concerning the Penalty on Illegal Fund Raising issued by the General Office of the State Council on July 25, 2007, explicitly prohibit illegal fund raising. Pursuant to the Interpretations of the Supreme People's Court on Several Issues Concerning Specific Application of Law with Respect to the Trial of Illegal Fund Raising Criminal Cases which became effective on January 4, 2011, or the Illegal Fund Raising Judicial Interpretations, fund raising from the public, including natural persons and entities, will constitute a criminal offense of "illegally soliciting deposits from the public or illegally soliciting deposits from the public in a disguised manner" under the PRC Criminal Law, if all the following four criteria are met: (i) the fund raising is not approved by the relevant authorities or is conducted under the guise of legitimate business operations; (ii) the fund raising is promoted to the public via social media, promotion fairs, leaflets, short messaging services and etc.; (iii) the fund-raiser promises to repay the principals and interests accrued thereon, or to pay investment returns, in cash, properties in kind, equity and other forms within certain period; and (iv) the fund-raising targets at the general public as opposed to specific natural persons or entities. The Illegal Fund Raising Judicial Interpretations also provides criteria of other forms of illegal fund raising.

        Illegal fund raising activities by natural persons or entities will be subject to administrative penalties, including fines and confiscation of illegal revenues, as well as criminal liabilities. Pursuant to the Illegal Fund Raising Judicial Interpretations, an offender that is an entity will be subject to criminal liabilities, if it illegally solicits deposits from the public or illegally solicits deposits in a disguised form (i) in an amount exceeding RMB1,000,000 (US$145,603), (ii) from over 150 persons, including natural persons and entities, or (iii) causing fund raising targets direct economic losses of more than RMB500,000 (US$72,801), or (iv) causing material adverse effects on the public or leading to other severe consequences. An offender who is a natural person is also subject to criminal liabilities but with lower thresholds.

        We serve as an intermediary between investors and borrowers and do not involve as a party to any loan facilitated through our platform. We have taken measures to avoid conducting any activities that are prohibited by the illegal-fundraising related laws and regulations. For example, we refrain from receiving any funds from investors, except for the fees we charge for our services; and funds from the investors are deposited in and settled by a custody account managed by China Huaxia Bank. To date, we have not been subject to any penalties, pecuniary or else, under any PRC laws and regulations related to anti-illegal fundraising. See "Risk Factors—Risks Related to Our Business and Industry—The origination of loans on our platform could give rise to liabilities under PRC laws and regulations that prohibit illegal fundraising and unauthorized public offerings."

  Regulations Related to Insurance Brokerage and Internet Insurance

        The primary regulation governing the insurance intermediaries is the Insurance Law of the PRC, or the Insurance Law, as amended on April 24, 2015. According to the Insurance Law, the China Insurance Regulatory Commission (currently known as the China Banking and Insurance Regulatory Commission), or the CIRC, is the regulatory authority responsible for the supervision and administration of the PRC insurance companies and the intermediaries in the insurance sector, including insurance agencies and brokers.

        On February 1, 2018, the CIRC promulgated the Provisions on the Regulation of Insurance Brokers, which became effective on May 1, 2018 and replaced the Provisions on the Supervision and Administration of Insurance Brokerages promulgated by the CIRC in September 2009 and amended in October 2015. "Insurance brokers", as defined by the Provision on the Regulation of Insurance

Brokers, cover such institutions (including insurance brokerage companies and their branches) that tender intermediary services to insurance policyholders in consideration of commissions in the process of insurance contract formation with insurance companies. Pursuant to the Provisions on the Regulation of Insurance Brokers, the establishment and operation of an insurance broker must meet the qualification requirements specified by the CIRC, obtain approval from the CIRC and be licensed by the CIRC. Specifically, the paid-in registered capital of a cross-province insurance brokerage company at least must be RMB50 million (US$7.3 million) and that for an intra-province insurance brokerage company (the one only operates within the province in which it is registered) at least must be RMB10 million (US$1.5 million).

        In addition, as an operation requirement, an insurance broker has to register the practice of its insurance brokerage practitioners as required. An "insurance brokerage practitioner" is defined by the Provisions on the Regulation of Insurance Brokers as such person within an insurance broker (i) who is to draft insurance plans for policyholders or the insured, to handle the insurance procedures and to assist in the claims for compensation, or (ii) who is to provide the clients with consultation services regarding disaster and loss prevention, risk assessment and risk management, and to engage in reinsurance brokerage and other business.

        Pursuant to the Guidance Catalog of Industries for Foreign Investment (2017 Revision), the insurance brokerage business falls within the industries in which foreign investment is permitted. However, according to the administrative guidelines published by the CIRC on its official website and other relevant PRC regulations, a foreign investor must satisfy the following requirements before it can invest in the insurance brokerage industry: (i) it has engaged in insurance business for more than thirty years within the territories of World Trade Organization members; (ii) it has established a representative office in China for more than two years; (iii) its total assets shall be no less than US$200 million as of the end of the year prior to its application.

        In July 2015, the CIRC issued the Interim Measures for the Regulation of Internet Insurance Business, or the Internet Insurance Interim Measures, pursuant to which no institutions or individuals other than insurance institutions (namely, insurance companies, insurance agency companies, insurance brokerage companies and other qualified insurance intermediaries) may engage in the internet insurance business. Under the Internet Insurance Interim Measures, insurance institutions are allowed to conduct internet insurance business through both self-operated online platforms and third-party online platforms. Self-operated online platforms refer to online platforms set up by insurance institutions. Third-party online platforms refer to online platforms providing network supporting services for internet insurance business activities of insurance consumers and insurance institutions. Both self-operated online platforms and third-party online platforms are required to meet certain conditions and are subject to certain requirements. For example, both platforms must obtain relevant value-added telecommunication licenses or complete internet content provider filings, as applicable, and have network access within the territory of the PRC; and insurance institutions are prohibited from cooperating with third-party online platforms that do not meet those conditions. Both types of online platforms shall accurately disclose the information of insurance products required by laws and regulations, and shall not make any false representations, exaggerate previous achievements, illegally promise earnings or undertake to bear losses, or provide other misleading descriptions. In addition, several rules exist especially for third-party online platforms. For example, third-party online platforms which are not insurance institutions are only allowed to provide network supporting services, and shall not provide any internet insurance business such as underwriting, settlement of claims, and cancellation of insurance, complaints and customer services. Also, third-party online platforms are not allowed to collect premiums on behalf of the insurance institutions; the premiums paid by insurance customers are required to be directly transferred to the special account designated for the premium income of the insurance institutions.

        Fengrui Insurance Brokerage Co., Ltd., which is a subsidiary of our variable interest entities, holds a license to conduct insurance brokerage business.

  Regulations Related to Online Sales of Securities Investment Funds

        On December 17, 2015, CSRC and PBOC promulgated the Measures for the Supervision and Administration of Money Market Funds, or the Money Market Funds Measures, which became effective on February 1, 2016. Pursuant to the Money Market Funds Measures, money market fund, or MMF, refers to a fund invested in money market instruments and authorized to subscribe for and redeem fund shares on each trading day. Pursuant to the Money Market Funds Measures provides as a general rule that no person may engage in the fund sales promotion, share offering, subscription, redemption or other related activities without relevant fund sales business qualifications granted by CSRC. In addition, several disclosure rules must be observed during the fund sales business. When fund managers, fund sales agencies and internet companies cooperate to conduct online sales of MMFs, certain information (e.g., the providers of fund sale services, potential investment risks and the names of MMFs being sold) shall be disclosed in a conspicuous way to the investors. And for fund managers, fund sales agencies, fund sales payment institutions and internet companies which provide to investors quick redemption or other value-added services, they must fully disclose the rules of such services such as those regarding the expenses and restrictions, and shall not exaggerate the convenience of such services, Further, the fund managers, fund sales agencies and internet companies shall explicitly agree on certain terms, which include the scope of cooperation, the legal relationships, information security, client information protection, legal compliance, emergency response mechanisms, prevention of illegal securities activities, post-termination operation schemes, delinquency liabilities and the protection of investors' rights and interests. Besides duties under the Money Market Funds Measures, fund sales agencies are concurrently required by the Administrative Measures for the Sale of Securities Investment Funds (which was promulgated by the CSRC on March 15, 2013) to file with relevant governmental authorities certain information in connection with its online sale of securities investment funds, including MMFs.

        Our online platform, Jiufu Jinrong, operated by Jiufu Jinke, one of our variable interest entities, has cooperated with certain fund managers and fund sales agencies in their online sales of fund investment products. We have taken and will continue to take proper measures to ensure compliance with applicable law rules and regulations, including those on disclosure and information filing.

  Regulations Related to Anti-money Laundering

        The PRC Anti-money Laundering Law, or the AML Law, promulgated by the Standing Committee of the National People's Congress on October 31, 2006 and effective since January 1, 2007, sets forth the principal anti-money laundering requirements applicable to financial institutions as well as non-financial institutions with anti-money laundering obligations, including the adoption of precautionary and supervisory measures, establishment of various systems for client identification, retention of clients' identification information and transactions records, and reports on large transactions and suspicious transactions. Pursuant to the PRC Anti-money Laundering Law, financial institutions subject to the PRC Anti-money Laundering Law include banks, credit unions, trust investment companies, stock brokerage companies, futures brokerage companies, insurance companies and other financial institutions specified by the State Council, while the list of the non-financial institutions with anti-money laundering obligations will be published by the State Council. The PBOC and other governmental authorities issued a series of administrative rules and regulations to specify the anti-money laundering obligations of financial institutions and certain non-financial institutions, such as insurance brokerage companies, insurance agencies and payment institutions. However, the State Council has not promulgated a list of the non-financial institutions subject to anti-money laundering obligations.

        The Internet Finance Guidelines, the Interim Measures and the Custodian Guidelines require online lending information intermediaries to comply with certain anti-money laundering requirements, including the establishment of a customer identification program, the monitoring and reporting of suspicious transactions, the preservation of customer information and transaction records, the provision of assistance to the public security department and judicial authority in investigations and proceedings in relation to anti-money laundering matters, cooperation with custodian banks to fulfill anti-money laundering obligations. The Custodian Guidelines also requires that the anti-money laundering obligation be included in the fund custodian agreements between online lending information intermediaries and custodian banks.

        CIRC promulgated the Administrative Measures for the Anti-money Laundering Work in the Insurance Industry, or the Insurance AML Measures, on September 13, 2011, to set forth anti-money laundering requirements applicable to insurance companies, insurance assets management companies, insurance agencies and insurance brokerage companies. Insurance brokerage companies are required to provide insurance companies with customer identification information, and if necessary, copies of identification cards or other identification documents of customers, establish an internal control system for anti-money laundering, conduct anti-money laundering training, properly deal with major money-laundering cases involving them, cooperate during anti-money laundering supervision, inspections, administrative investigations, and criminal investigations, and keep confidential information related to anti-money laundering investigations. The senior management officers of insurance brokerage companies are also required to be familiar with anti-money laundering laws and regulations.

        On October 10, 2018, the PBOC, the CIRC and the CSRC jointly promulgated the Administrative Measures for Anti-money Laundering and Counter-terrorism Financing by Internet Finance Service Agencies (for Trial Implementation), effective as of January 1, 2019, which specify the anti-money laundering obligations of internet finance service agencies and regulate that the internet finance service agencies shall (i) adopt continuous customer identification measures; (ii) implement the system for reporting large-value or suspicious transactions; (iii) conduct real-time monitoring of the lists of terrorist organizations and terrorists; and (iv) properly keep the information, data and materials such as customer identification and transaction reports etc.

        We are in the process of formulating policies and procedures, including internal controls and "know-your-customer" procedures, aimed at preventing money laundering and terrorism financing. See "Risk Factors—Risks Related to Our Business and Industry—Any failure by our third-party service providers to comply with applicable anti-money laundering and anti-terrorism financing laws and regulations could damage our reputation."

  Regulations Related to Value-added Telecommunication Services

  General administration of value-added telecommunication services

        On September 25, 2000, the State Council promulgated the Telecommunication Regulation of the People's Republic of China, or the Telecom Regulation, which was amended on July 29, 2014 and February 6, 2016 respectively. The Telecom Regulation is the primary PRC regulation governing telecommunication services and sets out the general regulatory framework for telecommunication services provided by PRC companies. The Telecom Regulation requires telecommunication service providers to obtain from the MIIT or its provincial level counterparts an operating license prior to the commencement of their operations. The Telecom Regulation categorizes telecommunication services into basic telecommunication services and value-added telecommunication services. Pursuant to the Telecom Regulation, value-added telecommunication services are defined as telecommunication and information services provided through public networks.

        The Catalogue of Telecommunication Business, or the Telecom Catalogue, which was issued as an attachment to the Telecom Regulation and updated in February 21, 2003 and December 28, 2015 respectively, further categorizes value-added telecommunication services into Class 1 value-added telecommunication services and Class 2 value-added telecommunication services.

        On July 3, 2017, MIIT issued the Administration Measures for the Licensing of Telecommunication Business, or the Telecom License Measures, which became effective on September 1, 2017 and replaced and repealed the administrative measures for telecommunication business operating permit promulgated on March 1, 2009. Pursuant to the Telecom License Measures, a commercial operator of value-added telecommunication services must first obtain an operating license for value-added telecommunication business, or the VATS License. The Telecom License Measures also provides that an operator providing value-added services in multiple provinces is required to obtain an inter-regional VATS License, whereas an operator providing value-added services in one province is required to obtain an intra-provincial VATS License. The Telecom License Measures further sets forth the qualifications and procedures for obtaining VATS License. Pursuant to the Telecom License Measures, any telecommunication services operator must conduct telecommunication business pursuant to the type and within the scope of business as specified in its VATS License.

  Regulations related to internet information services and online data processing and transaction processing services

        Pursuant to the Telecom Catalogue, both online data processing and transaction processing services and internet information services fall within Class 2 value-added telecommunication services.

        The "online data processing and transaction processing services" mean the online data processing and transaction/affair processing services provided for users through public communication networks or the internet, using various kinds of data and affair/transaction processing application platforms connected to various kinds of public communication networks or the internet. Online data processing and transaction processing services include transaction processing services, electronic data interchange services and network/electronic equipment data processing services. A telecommunication services operator engaged in online data processing and transaction processing services shall obtain a VATS License for "online data processing and transaction processing services", or the EDI License.

        The "information services" refer to the information services provided for users via the public communication network or the internet and by the information collection, development, processing and construction of information platforms. By technical service methods of information organization, transmission, etc., the "information services" are classified into information release platforms and transmission services, information retrieval and inquiry services, information community platform services, instant information interaction services as well as information protection and processing services. The Administrative Measures on Internet Information Services, or the Internet Content Measures, which was promulgated by the State Council on September 25, 2000 and amended on January 8, 2011, sets out guidelines on the provision of internet information services. The Internet Content Measures classifies internet information services into commercial internet information services and non-commercial internet information services. Pursuant to the Internet Content Measures, commercial internet information services refer to the service activities of compensated provision to online subscribers through the internet of information or website production; non-commercial internet information services refer to the service activities of non-compensated provision to online subscribers through the internet of information that is in the public domain and openly accessible. The Internet Content Measures requires that a provider of commercial internet information services shall obtain a VATS License for internet information services, or the ICP License. The Internet Content Measures further requires that a provider of non-commercial internet information services shall carry out record-filing procedures with the provincial level counterparts of the MIIT. Moreover, pursuant to the Internet Content Measures, internet information service providers shall post their ICP License numbers or record-filing numbers in a prominent place on the homepage of their websites. In addition, the Internet Content Measures specifies a list of prohibited content. internet information service providers are prohibited from producing, copying, publishing or distributing information that is humiliating or defamatory to others or that infringes the legal rights of others. Internet information service providers must monitor and control the information posted on their websites. If any prohibited content is found by an internet information service provider, it must immediately stop the transmission thereof, save the relevant records and make a report thereon to the relevant authority of the State. Pursuant to the Internet Content Measures, internet information service providers that violate such prohibition may face criminal charges or administrative sanctions.

        The Interim Measures provides that the online lending information intermediaries shall apply for applicable telecommunications service license in accordance with relevant provisions of telecommunications authorities after record-filing with a local financial regulatory authority. However, PRC telecommunication authorities have not explicitly stipulated which kind of VATS License is required for online lending information intermediaries engaged in telecommunication services. A subsidiary of our variable interest entities, Beijing Jiufu Puhui Information Technology Co., Ltd., which operates our online lending information intermediary services platform, Jiufu Puhui, has obtained an ICP License which will remain effective until January 10, 2022. Jiufu Jinke Holding Group Co., Ltd., one of our variable interest entities, has also obtained an ICP License which will remain effective until March 9, 2022. None of our group companies has obtained the EDI License whether for our online lending information intermediary service or for our online shopping platform. See "Risk Factors—Risks Related to Our Business and Industry—The laws and regulations governing the industries we are operating in in China are developing and evolving and subject to changes, and our operations and products have been and may need to continue to be modified to ensure full compliance with the laws and regulations governing the industries we are operating in China. If any of our business practice is deemed to violate any applicable laws, regulations or requirements of local regulatory authorities, our business, financial condition and results of operations would be materially and adversely affected."

  Regulations related to E-commerce

        On January 26, 2014, SAIC adopted the Administrative Measures for Online Trading, or the Online Trading Measures, which took effective on March 15, 2014 and repealed the Interim Measures for the Administration of Online Commodities Trading and Relevant Services promulgated by SAIC on May 31, 2010. Under the Online Trading Measures, enterprises or other operators which engage in online commodities trading and other services and have been registered with SAIC must make available to the public the information stated in their business licenses directly or through a hyper-link on their websites which link to their business licenses online. The online commodities operators must adopt measures to ensure safe online transactions and shall fully and accurately disclose information of the business operator and the commodities, including contact information, quantity and quality of commodities and services, price and payment, return and replacement of commodities, and safety precautions. At any time within seven days from the date after receipt of the commodities purchased online, a consumer is entitled to refund at will the commodities except for those that by nature are not suitable for return, which include customized commodities, fresh and perishable commodities; computer software, audiovisual products downloaded online or the ones though purchased offline but already unpackaged by consumers and other digital commodities; and newspapers and journals that have been delivered. The online commodity business operator shall, within seven days upon receipt of the returned commodities, refund the prices paid by consumers. In addition, online commodities business operator shall not, by virtue of contract terms, technical measures or other means, force consumers to enter transaction with them, or during transactions set out provisions that are not fair to consumers, such as those to exclude or limit consumers' rights, to relieve or exempt the operators from responsibilities, and to increase the consumers' responsibilities. Moreover, online shopping platform operators are required to examine and verify the identifications of the online commodities operators and set up and keep relevant records for at least two years. Any online shopping platform operator that simultaneously engages in online trading for products and services should clearly distinguish itself from other online commodities operators on the shopping platform.

        In addition, the National People's Congress promulgated the E-commerce Law of the People's Republic of China, or the E-commerce Law on August 31, 2018, which took effect on January 1, 2019. The E-commerce Law clarifies some obligations for the E-commerce operators. For example, among other things, an E-commerce operator shall (i) disclose its business license and other administrative licenses related to its business or a link to the above information at a prominent place on the homepage of the platform; (ii) fully and accurately disclose information related to commodities and services offered on its platform in a timely manner; (iii) inform the users in a clear, comprehensive and explicit manner of the steps to conclude a contract, cautions, how to download the contract, etc., and ensure that users are able to read and download them conveniently; (iv) enable the users to make any corrections before orders are submitted; (v) disclose the methods and procedures for inquiring, correcting and deleting users' information and deregistering users' accounts, and not set unreasonable for such inquiry, correction, deletion and de-registration; and (vi) provide relevant e-commerce data to competent authorities as required by such authorities pursuant to laws and administrative regulations. The E-Commerce Law also specifically provides certain obligations for operators of e-commerce platform like us. Pursuant to the E-Commerce Law, e-commerce platform operators are required to (i) take necessary actions or report to relevant competent government authorities when such operators notice any illegal production or services provided by merchants on the e-commerce platforms; (ii) verify the identity of the business operators on the platforms; (iii) provide identity and tax related information of merchants to local branches of State Administration of Market Regulation and tax bureaus; or (iv) record and preserve goods and service information and transaction information on the e-commerce platform. If we fail to perform above obligations as the operator of e-commerce platform from time to time, we may be required to make corrections within the certain time limits and face fines or even restrictions on our business activities. In addition, for goods and services provided via e-commerce platforms that pertinent to the life and health of consumers, e-commerce platform operators shall bear relevant responsibilities, which may give rise to civil or criminal liabilities if the consumers suffered damages due to the e-commerce platform operators' failure to duly verify the qualifications or the licenses of the business operators on the platforms or to duly perform their safety protection obligations as required by the E-Commerce Law.

  Regulation related to mobile internet applications information services

        In addition to the Telecom Regulation and other regulations above, mobile applications are also regulated by the APP Provisions, which was promulgated by the CAC on June 28, 2016 and became effective on August 1, 2016. Pursuant to the APP Provisions, CAC and local offices of cyberspace administration shall be responsible for the supervision and administration of mobile application information services.

        Under the APP Provisions, mobile application information service providers are required to obtain relevant qualifications prescribed by laws and regulations and shall be responsible for the supervision and administration of mobile application information required by laws and regulations and implement the information security management responsibilities strictly, including but not limited to (i) to authenticate the identity information of the registered users; (ii) to protect user information, and to obtain the consent of users while collecting and using users' personal information in a lawful and proper manner; (iii) to establish information content audit and management mechanism, and to take against any information content in violation of laws or regulations depending on circumstances; (iv) to safeguard users' right to know and to make choices when users are installing or using such applications, and shall neither start any function irrelevant to the services, nor forcefully install any other irrelevant application without the users' consent; (v) to respect and protect the intellectual properties and shall neither produce nor release any application that infringes others' intellectual properties; and (vi) to record and users' log information and keep the same for sixty days.

        In addition, in December 2016, MIIT promulgated the Interim Measures on the Administration of Pre-Installation and Distribution of Applications for Mobile Smart Terminals, which came into effect on July 1, 2017. This interim measure aims to enhance the administration of mobile applications, and require, among others, that mobile phone manufacturers and internet information service providers must ensure that a mobile app, as well as its ancillary resource files, configuration files and user data can be uninstalled by a user on a convenient basis, unless it is a basic function software, which refers to a software that supports the normal functioning of the hardware and operating system of a mobile smart device.

        We have implemented internal control procedures screening the information and content on our websites and mobile applications to ensure compliance with the APP Provisions. See "Risk Factors—Risks Related to Our Business and Industry—We may be held liable for information or content displayed on, retrieved from or linked to our websites and mobile applications, which may materially and adversely affect our business and operating results."

  Regulations related to foreign direct investment in value-added telecommunication enterprises

        Pursuant to the Provisions on Administration of Foreign Invested Telecommunications Enterprises, or the FITE Regulation, promulgated by the State Council on December 11, 2001 and amended on September 10, 2008 and February 6, 2016, and the Negative List, the ultimate foreign equity ownership in a value-added telecommunications services provider shall not exceed 50%, except for online data processing and transaction processing businesses (operating e-commerce business) which may be 100% owned by foreign investors. In order to acquire any equity interest in a value-added telecommunication business in China, a foreign investor must satisfy a number of stringent performance and operational experience requirements, including demonstrating a good track record and experience in operating a value-added telecommunication business overseas. Foreign investors that meet these requirements must obtain approvals from MIIT and the MOFCOM or its authorized local counterparts, which retain considerable discretion in granting approvals. Pursuant to publicly available information, the PRC government has issued telecommunication business operating licenses to only a limited number of foreign-invested companies.

        A Notice on Intensifying the Administration of Foreign Investment in Value-Added Telecommunications Services, issued by MIIT in July 2006, prohibits domestic telecommunication service providers from leasing, transferring or selling VATS Licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of telecommunication businesses in China. Pursuant to this notice, either the holder of a VATS License or its shareholders must directly own the domain names and trademarks used by such license holder in its provision of value-added telecommunications services. The notice further requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain the facilities in the regions covered by its license. If a license holder fails to comply with the requirements in the notice or cure any non-compliance, MIIT or its local counterparts have the discretion to take measures against the license holder, including revoking its VATS License.

        In view of these restrictions on foreign direct investment in value-added telecommunication services under which our business falls into, we have established various variable interest entities and their subsidiaries to engage in value-added telecommunication services, including operation of our websites and mobile applications. We have contractual relationships with these variable interest entities but we do not have actual ownership interests in. See "Risk Factors—Risks Related to Our Corporate Structure—If the PRC government deems that the contractual arrangements in relation to our consolidated affiliated entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations."

  Regulations Related to Information Security, Censorship and Privacy

        We are in the process of evaluating the potential impacts of the Internet Security Law on our current business practices. We plan to further strengthen our information management and privacy protection systems to better secure the user data stored in our system. See "Risk Factors—Risks Related to Our Business and Industry—Our ability to protect the confidential information of our users and funding sources and our ability to conduct our business may be adversely affected by cyber-attacks, computer viruses, physical or electronic break-ins or similar disruptions and we may be subject to liabilities imposed by the relevant government regulations."

  Regulations related to internet security

        The Standing Committee of the National People's Congress, China's national legislative body, enacted the Decisions on the Maintenance of Internet Security on December 28, 2000 and further amended on August 27, 2009, which may subject persons to criminal liabilities in China for any attempt to use the internet to (i) gain improper entry to a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe upon intellectual property rights. In 1997, the Ministry of Public Security issued the Administration Measures on the Security Protection of Computer Information Network with International Connections which prohibits using the internet to leak state secrets or to spread socially destabilizing materials. If an ICP License holder violates these measures, the PRC government may revoke its ICP License and shut down its websites.

        The Cybersecurity Law of the PRC, or the Cybersecurity Law, which was promulgated on November 7, 2016 by the Standing Committee of the National People's Congress and came into effect on June 1, 2017, provides that network operators shall perform their cyber security obligations and shall take technical measures and other necessary measures to protect the safety and stability of their networks. Under the Cybersecurity Law, network operators are subject to various security protection-related obligations, including, among others, (i) network operators shall comply with certain obligations regarding maintenance of the security of internet systems; (ii) network operators shall verify users' identities before signing agreements or providing certain services such as information publishing or real-time communication services; (iii) when collecting or using personal information, network operators shall clearly indicate the purposes, methods and scope of the information collection, the use of information collection, and obtain the consent of those from whom the information is collected; (iv) network operators shall strictly preserve the privacy of user information they collect, and establish and maintain systems to protect user privacy; (v) network operators shall strengthen management of information published by users, and when they discover information prohibited by laws and regulations from publication or dissemination, they shall immediately stop dissemination of that information, including taking measures such as deleting the information, preventing the information from spreading, saving relevant records, and reporting to the relevant governmental agencies.

        The Internet Finance Guidelines and the Interim Measures also set out certain requirements applicable to online lending information intermediaries on, among other things, internet and information security. For example, an online lending intermediary shall in accordance with the relevant provisions on internet security of the state and the requirements of the state's system for classified protection of information security, conduct the record-filing of the class determination and class testing of the information system, and possess perfect internet security facility and management system

  Regulations related to privacy protection

        On December 7, 2011, MIIT issued the Several Provisions on Regulating the Market Order of Internet Information Services, pursuant to which an internet information service provider may not collect any user personal information or provide any such information to third parties without the consent of a user. In addition, an internet information service provider must expressly inform the users of the method, content and purpose of the collection and processing of such user personal information and may only collect such information necessary for the provision of its services. An internet information service provider is also required to properly maintain the user personal information, and in case of any leak or likely leak of the user personal information, online lending service providers must take immediate remedial measures and, in severe circumstances, make an immediate report to the telecommunications regulatory authority.

        In addition, pursuant to the Decision on Strengthening the Protection of Online Information issued by the Standing Committee of the National People's Congress on December 28, 2012 and the Order for the Protection of Telecommunication and Internet User Personal Information issued by MIIT on July 16, 2013, any collection and use of users' personal information must be subject to the consent of the users, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes.

        Pursuant to the Ninth Amendment to the Criminal Law issued by the Standing Committee of the National People's Congress on August 29, 2015 and becoming effective on November 1, 2015, any ICP License holder that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders, will be subject to criminal liability for (i) any dissemination of illegal information in large scale; (ii) any severe effect due to the leakage of the client's information; (iii) any serious loss of evidence of criminal activities; or (iv) other severe situations. In addition, any individual or entity that (i) sells or provides personal information to others unlawfully, or (ii) steals or illegally obtains any personal information, will be subject to criminal liability in severe situations.

        On May 8, 2017, the Supreme People's Court and the Supreme People's Procuratorate released the Interpretations of the Supreme People's Court and the Supreme People's Procuratorate on Several Issues Concerning the Application of Law in the Handling of Criminal Cases Involving Infringement of Citizens' Personal Information, or the Personal Information Interpretations, which became effective on June 1, 2017. The Personal Information Interpretations provides more practical conviction and sentencing criteria for the infringement of citizens' personal information and mark a milestone for the criminal protection of citizens' personal information.

        Furthermore, the Interim Measures requires online lending information intermediaries to reinforce the management of lenders' and borrowers' information, so as to ensure the legitimacy and security regarding the collection, processing and use of lenders' and borrowers' information. The Interim Measures also requires that online lending information intermediaries shall keep confidential the lenders' and borrowers' information collected in the course of their business, and shall not use such information for any other purpose except for services they provide without the approval of lenders or borrowers.

  Regulations Related to Product Quality and Consumer Protection

  Regulations related to Product Quality

        Pursuant to the Product Quality Law of PRC promulgated by the Standing Committee of the NPC in February 1993, and as amended in 2000, 2009 and 2018, respectively, or the Product Quality Law, products offered for sale must satisfy relevant quality and safety standards. Enterprises may not produce or sell counterfeit products in any fashion, including forging brand labels or giving false information regarding a product's manufacturer. Violations of state or industrial standards for health and safety and any other related violations may result in civil liabilities and administrative penalties, such as compensation for damages, fines, suspension or shutdown of business, as well as confiscation of products illegally produced and sold and the proceeds from such sales. Severe violations may subject the responsible individual or enterprise to criminal liabilities. Where a defective product causes physical injury to a person or damage to another person's property, the victim may claim compensation from the manufacturer or from the seller of the product. If the seller pays compensation and it is the manufacturer that should bear the liability, the seller has a right of recourse against the manufacturer. Similarly, if the manufacturer pays compensation and it is the seller that should bear the liability, the manufacturer has a right of recourse against the seller.

  Regulations related to Consumer Protection

        The Consumer Protection Law sets out the obligations of business operators and the rights and interests of the consumers in China. Pursuant to this law, business operators must guarantee that the commodities they sell satisfy the requirements for personal or property safety, provide consumers with authentic information about the commodities, and guarantee the quality, function, usage and term of validity of the commodities. Failure to comply with the Consumer Protection Law may subject business operators to civil liabilities such as refunding purchase prices, replacement of commodities, repairing, ceasing damages, compensation, and restoring reputation, and even subject the business operators or the responsible individuals to criminal penalties when personal damages are involved or if the circumstances are severe. The Consumer Protection Law was further amended in October 2013 and became effective in March 2014. The amended Consumer Protection Law and the Online Trading Measures further strengthen the protection of consumers and impose more stringent requirements and obligations on business operators and online shopping platform. For example, the consumers are entitled to return the goods, subject to certain exceptions, within seven days upon receipt without any reasons when they purchase the goods from business operators on the internet. The consumers whose interests have been damaged due to their purchase of goods or acceptance of services on online marketplace platforms may claim damages from sellers or service providers. Where the operator of the online shopping platform cannot provide the real name, address and effective contact of the sellers or the service providers, the consumers may claim damages from the operator of the online shopping platform directly. If the online shopping platform makes a commitment that is more conducive to the consumers, the operator of the online shopping platform shall fulfill such commitment. Moreover, if business operators deceive consumers or knowingly sell substandard or defective products, they should not only compensate consumers for their losses, but also pay additional damages equal to three times the price of the goods or services.

        We are subject to these laws and regulations as a service provider and an operator of the online shopping platform.

  Regulations Related to Intellectual Property Rights

  Regulations related to copyrights

        The Copyright Law of the PRC (Revised in 2010), the Copyright Law, provides that Chinese citizens, legal persons, or other organizations shall, whether published or not, own copyright in their copyrightable works, which include, among others, works of literature, art, natural science, social science, engineering technology and computer software. Copyright owners enjoy certain legal rights, including right of publication, right of authorship and right of reproduction.

        The Computer Software Copyright Registration Measures, or the Software Copyright Measures, regulates registrations of software copyright, exclusive licensing contracts for software copyright and assignment agreements. The National Copyright Administration of China administers software copyright registration and China Copyright Protection Center, or the CPCC, is designated as the software registration authority. The CPCC shall grant registration certificates to the computer software copyrights applicants which meet the requirements of both the Software Copyright Measures and the Computer Software Protection Regulations (Revised in 2013).

        As of June 30, 2018, we had registered 146 software copyrights in the PRC.

  Regulations related to trademarks

        Trademarks are protected by the Trademark Law of the PRC (Revised in 2013) which was adopted in 1982 and subsequently amended in 1993, 2001 and 2013 respectively as well as by the Implementation Regulations of the PRC Trademark Law adopted by the State Council in 2002 and as most recently amended on April 29, 2014. The Trademark Office under the SAIC handles trademark registrations. The Trademark Office grants a ten-year term to registered trademarks and the term may be renewed for another ten-year period upon request by the trademark owner. A trademark registrant may license its registered trademarks to another party by entering into trademark license agreements, which must be filed with the Trademark Office for its record. As with trademarks, the Trademark Law has adopted a first-to-file principle with respect to trademark registration. If a trademark applied for is identical or similar to another trademark which has already been registered or subject to a preliminary examination and approval for use on the same or similar kinds of products or services, such trademark application may be rejected. Any person applying for the registration of a trademark may not injure existing trademark rights first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a sufficient degree of reputation through such party's use.

        As of June 30, 2018, we have registered 175 trademarks in the PRC.

  Regulations related to domain names

        MIIT promulgated the Measures on Administration of Internet Domain Names, or the Domain Name Measures, on August 24, 2017, which became effective on November 1, 2017 and replaced the Administrative Measures on China Internet Domain Name promulgated by MII on November 5, 2004. Pursuant to the Domain Name Measures, MIIT is in charge of the administration of PRC internet domain names. China Internet Network Information Center, or CNNIC, under the supervision of MIIT, is responsible for the daily administration of.cn domain names and Chinese domain names. The domain name registration follows a first-to-file principle. Applicants for registration of domain names shall provide the true, accurate and complete information of their identifications to domain name registration service institutions. The applicants will become the holder of such domain names upon the completion of the registration procedure.

        As of June 30, 2018, we have registered 42 domain names in the PRC (.cn country and regional code top-level domain names and Chinese domain names).

  Regulations Related to Foreign Exchange

  General administration of foreign exchange

        Under the PRC Foreign Currency Administration Rules promulgated on January 29, 1996 and most recently amended on August 5, 2008 and various regulations issued by the State Administration of Foreign Exchange, or SAFE and other relevant PRC government authorities, RMB is convertible into other currencies for current account items, such as trade-related receipts and payments and payment of interest and dividends. The conversion of RMB into other currencies and remittance of the converted foreign currency outside the PRC for of capital account items, such as direct equity investments, loans and repatriation of investment, requires the prior approval from SAFE or its local office. Payments for transactions that take place within the PRC must be made in RMB.

        The Circular of SAFE on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment, or the SAFE Circular 59 promulgated by SAFE on November 19, 2012, which became effective on December 17, 2012 and was further amended on May 4, 2015 and October 10, 2018, respectively, amends and simplifies the foreign exchange procedures related to direct investment. Pursuant to the SAFE Circular 59, the opening of various special purpose foreign exchange accounts, the reinvestment of RMB proceeds by foreign investors in the PRC and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE. In addition, domestic companies are allowed to provide cross-border loans not only to their offshore subsidiaries, but also to their offshore parents.

        In May 2013, SAFE also promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Document, as amended on October 10, 2018, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches. In February 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Foreign Exchange Management Policies for Direct Investment, or the SAFE Circular 13, which took effect on June 1, 2015. SAFE Circular 13 delegates the power to enforce the foreign exchange registration in connection with inbound and outbound direct investments under relevant SAFE rules from local branches of SAFE to banks, thereby further simplifying the foreign exchange registration procedures for inbound and outbound direct investments.

        On March 30, 2015, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign invested Enterprises, or SAFE Circular 19, which took effective on June 1, 2015 and replaced SAFE Circular 142 and SAFE Circular 45. On June 9, 2016, SAFE further promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, which, among other things, amends certain provisions of SAFE Circular 19. Pursuant to SAFE Circular 19 and SAFE Circular 16, the flow and use of the Renminbi capital converted from foreign currency denominated registered capital of a foreign-invested company is regulated such that Renminbi capital may not be used for business beyond its business scope or to provide loans to persons other than affiliates unless otherwise permitted under its business scope.

        On January 26, 2017, SAFE issued the Notice on Improving the Check of Authenticity and Compliance to Further Promote Foreign Exchange Control, or SAFE Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years' losses before remitting the profits. Moreover, pursuant to SAFE Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

  Regulations related to foreign exchange registration of offshore investment by PRC residents

        SAFE promulgated the Circular on Relevant Issues Relating to Domestic Resident's Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, in July 2014 that requires PRC residents, including PRC resident natural persons or PRC entities, to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. The term "control" under SAFE Circular 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by the PRC residents in the offshore special purpose vehicles by such means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. In addition, such PRC residents must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. SAFE further enacted SAFE Circular 13, which allows PRC residents to register with qualified banks in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. However, remedial registration applications made by PRC residents that previously failed to comply with the SAFE Circular 37 continue to fall under the jurisdiction of the relevant local branch of SAFE.

        In the event that a PRC resident holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from distributing profits to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls.

  Regulations Related to Dividend Distribution

        The principal laws and regulations regulating the dividend distribution of dividends by foreign-invested enterprises in the PRC include the Company Law of the PRC, as amended in 2004, 2005, 2013 and 2018, the Wholly Foreign-owned Enterprise Law promulgated in 1986 and amended in 2000 and 2016 and its implementation regulations promulgated in 1990 and subsequently amended in 2001 and 2014, the Equity Joint Venture Law of the PRC promulgated in 1979 and subsequently amended in 1990, 2001 and 2016 and its implementation regulations promulgated in 1983 and subsequently amended in 1986, 1987, 2001, 2011 and 2014, and the Cooperative Joint Venture Law of the PRC promulgated in 1988 and amended in 2000 and 2016 and its implementation regulations promulgated in 1995 and amended in 2014 and 2017. Under the current regulatory regime in the PRC, foreign-invested enterprises in the PRC may pay dividends only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. A PRC company is required to set aside as statutory reserve funds at least 10% of its after-tax profit, until the cumulative amount of such reserve funds reaches 50% of its registered capital unless laws regarding foreign investment provide otherwise. A PRC company may, at its discretion, allocate a portion of its after-tax profits based on PRC accounting standards to other reserve funds. These reserves are not distributable as cash dividend. A PRC company shall not distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

  Regulations Related to Taxation

  Regulations related to enterprise income tax

        On March 16, 2007, the Standing Committee of the National People's Congress promulgated the Law of the PRC on Enterprise Income Tax which was amended on February 24, 2017 and December 29, 2018, respectively, and on December 6, 2007, the State Council enacted the Regulations for the Implementation of the Law on Enterprise Income Tax. Under these laws and regulations, or the EIT Law, both resident enterprises and non-resident enterprises are subject to enterprise income tax in the PRC. Resident enterprises are defined as enterprises that are established in China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but are actually or in effect controlled from within the PRC. Non-resident enterprises are defined as enterprises that are organized under the laws of foreign countries and whose actual management is conducted outside the PRC, but have established institutions or premises in the PRC, or have no such established institutions or premises but have income generated from inside the PRC. Under the EIT Law and relevant implementing regulations, a uniform corporate income tax rate of 25% is applied, unless they qualify for certain exceptions. Pursuant to the EIT Law and its implementation rules, the income tax rate of an enterprise that has been determined to be a high and new technology enterprise may be reduced to 15% with the approval of relevant tax authorities. If non-resident enterprises have not formed permanent establishments or premises in the PRC, or if they have formed permanent establishment or premises in the PRC but there is no actual relationship between the relevant income derived in the PRC and the established institutions or premises set up by them, enterprise income tax is set at the rate of 10% with respect to their income sourced from inside the PRC.

        Under the EIT Law and its implementation rules, an enterprise established outside of the PRC with "de facto management body" within the PRC is considered a resident enterprise and will be subject to the EIT at the rate of 25% on its worldwide income. The term "de facto management body" refers to "the establishment that exercises substantial and overall management and control over the production, business, personnel, accounts and properties of an enterprise." Pursuant to SAT Circular 82 issued by the SAT in April 2009, an overseas registered enterprise controlled by a PRC company or a PRC company group will be classified as a "resident enterprise" with its "de facto management body" located within China if the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily operations are mainly located in the PRC; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies located in the PRC; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders' meetings are located or kept in the PRC; and (iv) no less than half of the enterprise's directors or senior management with voting rights reside in the PRC. SAT issued additional rules to provide more guidance on the implementation of SAT Circular 82 in July 2011, and issued an amendment to SAT Circular 82 delegating the authority to its provincial branches to determine whether a Chinese-controlled overseas-incorporated enterprise should be considered a PRC resident enterprise, in January 2014. Although the SAT Circular 82, the additional guidance and its amendment only apply to overseas registered enterprises controlled by PRC enterprises and not those controlled by PRC individuals or foreigners, the determining criteria set forth in the circular may reflect SAT's general position on how the "de facto management body" test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, individuals or foreigners. If our offshore entities are deemed PRC resident enterprises, these entities may be subject to the EIT at the rate of 25% on their global incomes, except that the dividends distributed by our PRC subsidiaries may be exempt from the EIT to the extent such dividends are deemed "dividends among qualified resident enterprises."

  Regulations related to value-added tax and business tax

        The Provisional Regulations of the PRC on Value-added Tax were promulgated by the State Council on December 13, 1993 and came into effect on January 1, 1994, which was subsequently amended in 2008, 2016 and 2017. The Detailed Rules for the Implementation of the Provisional Regulations of the PRC on Value-added Tax (Revised in 2011) was promulgated by the Ministry of Finance, or the MOF, on December 25, 1993, which was subsequently amended in 2008 and 2011. Pursuant to these regulations, or the VAT Law, all enterprises and individuals selling goods, services, intangible assets or real properties, providing processing, repair and replacement services, and importing goods in or to the PRC must pay value-added tax, or VAT, and entities or individuals providing services are subject to the VAT at a rate of 6% unless otherwise provided under relevant laws and regulations.

        Pursuant to the Provisional Regulations of the PRC on Business Tax, which became effective on January 1, 1994, or the Business Tax Regulation, and its implementation rules, all enterprises and individuals providing taxable services, transferring intangible assets or selling real estate within the PRC must pay business tax. In November 2011, the MOF and the SAT jointly issued two circulars setting forth the details of the pilot VAT reform program, which change the charge of sales tax from business tax to VAT for certain pilot industries. The VAT reform program initially applied only to the pilot industries in Shanghai, and was expanded to eight additional regions, including, among others, Beijing and Guangdong province, in 2012. In August 2013, the program was further expanded nationwide. In May 2016, the pilot program was extended to cover additional industry sectors such as construction, real estate, finance and consumer services. On November 19, 2017, the Business Tax Regulation was abolished.

        As of the date of this prospectus, all our PRC subsidiaries and variable interest entities are subject to the VAT at rates ranging from 3% to 16%.

  Regulations related to dividend withholding tax

        The EIT Law provides that since January 1, 2008, an income tax rate of 10% will normally be applicable to dividends declared to non-PRC resident investors which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC.

        Pursuant to an Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Incomes, or the Double Tax Avoidance Arrangement, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, or SAT Circular 81, issued on February 20, 2009 by SAT, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. Moreover, pursuant to a SAT Circular 9 issued by the State Administration of Taxation in February 2018, which became effective from April 1, 2018 and supersede the SAT Circular 601 issued by SAT in October 2009, a resident of a contracting state will not qualify for the benefits under the tax treaties or arrangements, if it is not the "beneficial owner" of the dividend, interest and royalty income. Pursuant to SAT Circular 9, a "beneficial owner" is required to have ownership and the right to dispose of the income or the rights and properties giving rise to the income, and generally engage in substantive business activities. An agent or conduit company will not be regarded as a "beneficial owner" and, therefore, will not qualify for treaty benefits. A conduit company normally refers to a company that is set up primarily for the purpose of evading or reducing taxes or transferring or accumulating profits.

  Regulations related to income tax for share transfer

        On February 3, 2015, SAT issued SAT Notice 7, which partially replaced and supplemented previous rules under SAT Circular 698. On October 17, 2017, SAT issued SAT Bulletin 37, which came into effect on December 1, 2017 and concurrently abolished SAT Circular 698. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax. By promulgating and implementing these circulars, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests or other taxable assets in a PRC resident enterprise by a non-resident enterprise. Under SAT Notice 7 and SAT Bulletin 37, where a non-resident enterprise transfers the equity interests or other taxable assets of a PRC "resident enterprise" indirectly by disposition of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee, or the PRC entity which directly owned the taxable assets may report to the relevant tax authority this "indirect transfer." Using a "substance over form" principle, the PRC tax authority may re-characterize such indirect transfer as a direct transfer of the equity interests in the PRC tax resident enterprise and other properties in China. As a result, gains derived from such indirect transfer may be subject to PRC tax at a rate of up to 10%. We face uncertainties on the reporting and consequences on private equity financing transactions, share transfers or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises, or sale or purchase of shares in other non-PRC resident companies or other taxable assets by us. We and our non-resident investors may be at risk of being required to file a return and being taxed under SAT Notice 7 and SAT Bulletin 37, and we may be required to expend valuable resources to comply with SAT Notice 7 and SAT Bulletin 37 or to establish that we should not be taxed under these circulars.

  Regulations Related to Employee Stock Incentive Plan

        Pursuant to the Notice of Issues Related to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company, or Circular 7, which was issued by SAFE on February 15, 2012, employees, directors, supervisors, and other senior management who participate in any stock incentive plan of an publicly-listed overseas company and who are PRC citizens or non-PRC citizens residing in China for a continuous period of no less than one year, subject to a few exceptions, are required to register with SAFE through a qualified domestic agent, which may be a PRC subsidiary of such overseas listed company, and complete certain other procedures. In addition, SAFE Circular 37 provides that PRC residents who participate in a share incentive plan of an overseas private special purpose company may register with SAFE or its local branches before exercising rights.

        In addition, SAT has issued certain circulars concerning employee stock options and restricted shares. Under these circulars, employees working in the PRC who exercise stock options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of an overseas listed company are required to file documents related to employee stock options and restricted shares with relevant tax authorities and to withhold individual income taxes of employees who exercise their stock option or purchase restricted shares. If the employees fail to pay or the PRC subsidiaries fail to withhold income tax in accordance with relevant laws and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC governmental authorities.

  Regulations Related to Employment and Social Welfare

  Regulations related to labor contract

        The Labor Contract Law of the PRC, the Labor Contract Law, which was promulgated on January 1, 2008 and amended on December 28, 2012, is primarily aimed at regulating rights and obligations of employer and employee relationships, including the establishment, performance and termination of labor contracts. Pursuant to the Labor Contract Law, labor contracts shall be concluded in writing if labor relationships are to be or have been established between employers and the employees. Employers are prohibited from forcing employees to work above certain time limit and employers shall pay employees for overtime work in accordance to national regulations. In addition, employee wages shall be no lower than local standards on minimum wages and shall be paid to employees timely.

  Regulations related to social insurance and housing fund

        Enterprises in China are required by the Social Insurance Law of the PRC promulgated by the Standing Committee of the National People's Congress in October 2010 which became effective in July 2011 and was amended in December 2018, or the Social Insurance Law, the Regulations on Management of Housing Provident Fund released by the State Council in March 2002, and other related rules and regulations, to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, an occupational injury insurance plan and a maternity insurance plan, and a housing provident fund, and contribute to the plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government. Failure to make adequate contributions to various employee benefit plans may be subject to fines and other administrative sanctions. Pursuant to the Social Insurance Law, an employer that fails to make social insurance contributions may be ordered to rectify the non-compliance and pay the required contributions within a stipulated deadline and be subject to a late fee of 0.05% per day, as the case may be. If the employer still fails to rectify the failure to make social insurance contributions within the deadline, it may be subject to a fine ranging from one to three times the amount overdue. Pursuant to the Regulations on Management of Housing Fund, an enterprise that fails to make housing fund contributions may be ordered to rectify the noncompliance and pay the required contributions within a stipulated deadline.

  Regulations Related to M&A Rules and Overseas Listing

        On August 8, 2006, six PRC governmental and regulatory agencies, including MOFCOM and CSRC, promulgated the Rules on Mergers and Acquisition of Domestic Enterprises by Foreign Investors, or the M&A Rules, effective as of September 8, 2006 and later revised on June 22, 2009, which governs the mergers and acquisitions of domestic enterprises by foreign investors. The M&A Rules, among other things, requires that if an overseas company established or controlled by PRC companies or individuals intends to acquire equity interests or assets of any other PRC domestic company affiliated with such PRC companies or individuals, such acquisition must be submitted to MOFCOM for approval. The M&A Rules also requires that an offshore special purpose vehicle formed for overseas listing purposes and controlled directly or indirectly by the PRC individuals or companies shall obtain the approval of the CSRC prior to overseas listing and trading of such special purpose vehicle's securities on an overseas stock exchange.

Regulations Related to our Business Operation in Hong Kong

  Regulations related to the Stock Business

        The SFC authorizes corporations and individuals through licenses to act as financial intermediaries. Under the SFO, a corporation which is not an authorized financial institution but carries out the following activities must be licensed by the SFC unless one of the following exemptions under the SFO applies: (i) carrying on a business in a regulated activity (or holding itself out as carrying on a regulated activity); or (ii) actively marketing, whether in Hong Kong or from a place outside Hong Kong, to the public any services it provides, which would constitute a regulated activity if provided in Hong Kong.

        According to the SFO, a licensed corporation must maintain a minimum level of paid-up share capital and liquid capital not less than the amounts specified under the Financial Resources Rules. If the licensed corporation applies for more than one type of regulated activity, the minimum paid-up share capital and liquid capital shall be the higher or the highest amount individually required amongst those regulated activities.

        In addition, each licensed corporation should appoint at least two responsible officers to directly supervise the conduct of each regulated activity for which the licensed corporation operates and at least one of the proposed responsible officers must be an executive director of the licensed corporation as defined under the SFO. As defined by the SFO, an "executive director" refers to a director of the corporation who actively participates in or is responsible for directly supervising the business of the regulated activity. All executive directors must seek SFC's prior approval as responsible officers accredited to the licensed corporation. Further, for each regulated activity, the licensed corporation should have at least one responsible officer available at all times to supervise the business. The same individual may be appointed to be a responsible officer for more than one regulated activity, as long as he/she is fit and proper to be so appointed and there is no conflict in the roles assumed. A person who intends to apply to be a responsible officer must demonstrate that he/she fulfills the criteria relating to sufficient authority and competence requirements. An applicant should have sufficient authority to supervise the business of regulated activity within the licensed corporation. Additionally, the applicant has to fulfill competence criteria relating to academic/industry qualifications, relevant industry experience, management experience and local regulatory framework paper.

        As of the date of this prospectus, through 9F Primasia, we have obtained the following licenses from SFC: (i) SFO Type1 Licence, effective as of December 17, 2010, for conducting regulated activities related to dealing in securities; (ii) SFO Type 4 Licence, effective as of 24 June 2003, for conducting regulated activities related to advising on securities; (iii) SFO Type 5 Licence, effective as of 24 June 2003, for conducting regulated activities related to advising on futures contracts; and (iv) SFO Type 9 Licence, effective as of 24 June 2003, for conducting regulated activities related to asset management.

        Also, we have seven persons licensed with the SFC and can carry out regulated activities for our Hong Kong business, of whom three had been approved as responsible officers. The number of Responsible Officers for our Type 1, Type 4, Type 5 and Type 9 regulated activities under the SFO as of the date of this prospectus were 3, 3, 2 and 3 respectively.

  Ongoing obligations for compliance by licensed corporations and intermediaries

        In April 2017, the SFC issued the Licensing Handbook, which provides the ongoing obligations for compliance of a licensed corporation. In general, licensed corporations and licensed representatives must remain fit and proper at all times and must comply with all applicable provisions of the SFO and its subsidiary legislation as well as the codes and guidelines issued by the SFC. There must also be at least one responsible officer available at all times to supervise the licensed corporation's business of carrying on a regulated activity.

        Also, a licensed corporation is required by the Securities and Futures (Licensing and Registration) (Information) Rules to notify the SFC of certain changes and events, which include, among others, changes in the basic information of the licensed corporation, its controlling persons and responsible officers, or subsidiaries that carry on a business in a regulated activity; changes in the capital and shareholding structure of the licensed corporation; and significant changes in business plan.

        Furthermore, according to SFO, the related licences in related to all or certain regulated activity of such corporation may be suspended or revoked by the SFC if the licensed corporation does not carry on all or some of the regulated activity for which it is licensed.

  Regulations related to the Hong Kong Insurance Brokerage Business

        The Insurance Companies Ordinance, as amended and supplemented from time to time, or the ICO, supports a self-regulatory regime for insurance intermediaries, i.e., insurance agents and brokers. The ICO defines the distinct roles of insurance brokers and require them to be appointed or authorized respectively in accordance with the relevant provisions of the ICO.

  Types of insurance business

        The ICO requirements vary depending on the type of insurance business being undertaken by an insurer. The ICO defines two main types of business as follows: (i) general business, which covers all business other than long-term business, including but not limited to accident and sickness, fire, property, motor vehicle, general liability, financial loss and legal expenses insurance; and (ii) long-term business, which covers those types of insurance business in which policies are typically in place for long periods and includes but not limited to life and annuity, linked long-term, permanent health and retirement scheme management policies.

        An insurer that undertakes both long-term and general business is referred to by the Insurance Authority, or the IA, as a composite insurer. In addition to these main types of business, the IA imposes further requirements on insurers conducting insurance business (not being reinsurance business) relating to liabilities or risks in respect of which persons are required by any Ordinance to be insured, including employees' compensation insurance, third-party insurance in respect of motor vehicles and local vessels, and building owners' corporation third party risks insurance.

  Insurance broker appointment

        Under ICO, a person is prohibited from holding himself out as an insurance broker unless he is properly appointed or authorized. A person is also prohibited from holding himself out as an appointed insurance agent and an authorized insurance broker at the same time. It is an offense under the ICO for an insurer to effect a contract of insurance through, or accept insurance business referred to it by, an insurance intermediary who has not been properly appointed or authorized.

        A person intending to act as an insurance broker shall either seek authorization from the public officer appointed as the IA, pursuant to the ICO, or apply to become a member of a body of insurance brokers approved by the IA. In either way the insurance broker is subject to the same statutory requirements. For an insurance broker who is a member of an approved body of insurance brokers, he is also subject to the membership regulation of his own professional body which is approved by the IA.

        The IA is required to maintain a register of authorized insurance brokers as well as a register of approved bodies of insurance brokers. The registers are open for public inspection. An approved body of insurance brokers is required to maintain a register of its members which contains the information required by the IA in respect of each member for public inspection.

        We, through 9F Wealth Management Limited, is approved as an insurance broker by Professional Insurance Brokers Association, or the PIBA, which is in turn approved by the IA as a body of insurance brokers, to carry out both long-term (include linked long-term) and general business. Its chief executive is registered to carry out the relevant lines of business.

  Acting as mandatory provident fund intermediary

        We also through 9F Wealth Management Limited carry on business as an intermediary for Mandatory Provident Fund, or the MPF. MPF is regulated by the Mandatory Provident Fund Schemes Authority, or the MPFA. Conducting business as an MPF intermediary also requires licenses. According to Mandatory Provident Fund Schemes Ordinance, the MPFA relies on the existing regulatory regimes including the IA (including the self-regulated organizations such as PIBA) to license and supervise MPF intermediaries.

        To meet basic registration requirements, an applicant must be supervised by one or more of the three financial regulatory regimes, namely, the MPFA, the IA and/or the SFC. An individual applicant must pass an MPF intermediaries examination recognized by the MPFA. In addition, the applicant must satisfy the MPFA that he/she is fit and proper to be registered as an MPF intermediary.

        A register bearing particulars of registered MPF intermediaries is available for inspection at the office of the MPFA.

MANAGEMENT

Directors and Executive Officers

        The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.

Directors and Executive Officers	Age	Position/Title
Lei Sun	39	Chairman of the Board of Directors and Chief Executive Officer
Yifan Ren	35	Director
Changxing Xiao	46	Director
Flynn Xuxian Huang	48	Director
Ivan Xu	44	Director
Junsheng Zhang	49	Director
Wing Hon Cheung	41	Director
Yanjun Lin	39	Chief Financial Officer and Director, Chief Executive Officer of Our International Businesses and 9F Primasia
Xiaojun Yang	43	President
Lei Liu	37	Vice President and Chief Risk Officer
Lixing Chen	37	Vice President
Zhijun Li	38	Vice President and Chief Marketing Officer
Zengxiao Jin	36	Vice President and Chief Executive Officer of One Card Business
Ting Zhou	33	Co-Chief Financial Officer
Haoling He	42	Chief Technology Officer

        Lei Sun has been our chief executive officer since our inception, our director since January 2014, and our chairman of the board of directors since November 2017. Mr. Sun has over fifteen years of experience in financial services industry and is a recipient of numerous prestigious national awards. Prior to founding our company in August 2006, Mr. Sun was a senior manager at the head office of China Minsheng Bank (HKEX: 1988) from September 2005 to August 2006. From August 2005 to September 2005, Mr. Sun served as a department head with Digital China Group Co., Ltd. (SZ: 000034) in charge of the development of internet financing products. Prior to that, Mr. Sun served as a director of banking service department with Taihe Chengxin Investment Co., Ltd. from August 2004. From March 2003 to August 2004, Mr. Sun served as the department head of financial services department of Hi Sun Technology (China) Limited (HKEX: 0818). Mr. Sun received his bachelor's degree in finance and EMBA from Peking University in 2003 and 2013, respectively.

        Yifan Ren has been a director of our company since January 2014. Mr. Ren has been serving as the general manager of Beijing Aidi Telecommunication Co., Ltd. since June 2012. From January 2009 to June 2012, Mr. Ren worked with Beijing Tiantianfeidu Information Technology Co., Ltd. as the general manager. Between June 2005 and June 2006, Mr. Ren worked as a producer with Beijing News Radio. Mr. Ren received his bachelor's degree in journalism from Peking University in 2005 and his master's degree in media & communications from Fordham University in 2009.

        Changxing Xiao has been a director of our company since January 2014. Mr. Xiao founded Will Hunting Capital in 2014 and has been serving as a partner since its inception. From 2001 to 2013, Mr. Xiao served as the chief executive officer and chairman of the board of Beijing Hi Sun Advanced Business Solutions Information Technology Limited. From 1995 to 2000, Mr. Xiao served as a department head with Beijing Founder Order Computer System Co., Ltd. Mr. Xiao received his bachelor's degree in international finance from Peking University in 1995.

        Flynn Xuxian Huang has been our director since August 2014. Mr. Huang has rich experience running companies in the financial and investment industry. Mr. Huang has also been serving as the Chairman of Jih Sun Life Insurance Agency Co. since 2013, a director of Jih Sun Financial Holding Co., Ltd. (TWO:5820) and its subsidiaries since 2012, and a director of Taiwan Futures Exchange Corporation since 2015. From 2011 to 2014, Mr. Huang served as an executive director of Carry Wealth Holdings Limited (HKEX: 0643), in charge of day-to-day corporate management. From 2003 to 2014, Mr. Huang served an executive vice president of Paragon Lakewood Group in the U.S. From 2005 to 2011, Mr. Huang served as a director of First Choice Bank, a community bank in Southern California which he co-founded. Between 2004 and 2008, Mr. Huang served as a director and then the chairman of Shang Hua Holdings Limited (HKEX: 0371). Mr. Huang received his bachelor's degree of arts in business administration and accounting from the University of Washington in 1993 and his international master's degree of business administration from the University of Chicago Booth School of Business in 2002. Mr. Huang is a member of the American Institute of Certified Public Accountants and Washington Society of Certified Public Accountants.

        Ivan Xu has been one of our directors since April 2015. Mr. Xu has served with Trendy International Group since 1999 and is concurrently serving as an executive director, in charge of brand operation and managing. Mr. Xu received his EMBA from Cheung Kong Graduate School of Business in 2015.

        Junsheng Zhang has been our director since November 2018. He has been serving as the chairman of Hehe Holdings Co. Ltd., a company focusing on project investment and investment management, since January 2007. Prior to that, Mr. Zhang served as the general manager at Beijing Xiangshanyishu Real Estate Development Co. Ltd., where he oversaw all aspects of such company's operations. Mr. Zhang received his master's degree in business administration from Cheung Kong Graduate School of Business in 2012.

        Wing Hon Cheung has been our director since November 2018. Mr. Cheung is a senior venture capitalist and has over 18 years of experience in entrepreneurship. He currently serves as the chairman of HGI Capital Holdings since its establishment in September 2009 and as the founding and managing partner of Zhong Wei Capital since September 2015, focusing on the venture capital investment and business incubation in the sectors of technology, media, internet and consumer. He also serves as an adjunct professor at the Chinese University of Hong Kong (Shenzhen), where he promotes the entrepreneurship education for students across various disciplines. Mr. Cheung served as an non-executive director at Guru Online (Holdings) Limited (HKEX: 8121), a company listed on the GEM of the Stock Exchange of Hong Kong Limited. He founded OOH Media Network Group in 2002, which merged with Focus Media Group (SZSE: 002027) in 2007. Prior to that, he founded URPhoto.com in 1999. Mr. Cheung received his bachelor's degree in business administration from the Chinese University of Hong Kong in 1999. He also attended the Global CEO Program at the China Europe International Business School and the China CEO Program at the Cheung Kong Graduate School of Business, and has been a visiting scholar at the Stanford Institute for Economic Policy Research since November 2016.

        Yanjun Lin has been our chief financial officer and chief executive officer of our international businesses since September 2017, chief executive officer of 9F Primasia since August 2016, and our director since November 2017. Mr. Lin has worked in the banking and finance industry for more than 15 years. Mr. Lin has been serving as an independent non-executive director of Bank of Jinzhou Co., Ltd. (HKEX: 0416) since January 2017. Mr. Lin served as the director of Barclays Capital Asia Limited from August 2012 to April 2015. Prior to that, Mr. Lin served as a manager, vice president and director at Credit Suisse (Hong Kong) Limited from June 2008 to August 2012. Mr. Lin served as an analyst and manager at BOC International Holdings Limited from July 2001 to July 2004, served as a manager at Cazenove (Asia) Limited from July 2004 to October 2005, and served as a manager at Bear Stearns Asia Limited from October 2005 to May 2008. Mr. Lin also currently serves as the director of Asian Youth Orchestra, and is a Fellow of Aspen Institute's China Fellowship Program. Mr. Lin received his bachelor's degree in money and banking from Peking University in 2001.

        Xiaojun Yang has been our president since March 2016. Immediately prior to joining us, Mr. Yang served as the vice chairman of Lufax (Shanghai Lujiazui International Financial Asset Exchange Co., Ltd.), the largest P2P and financial asset trading platform in China, from February 2015 to March 2016. Between May 2009 and February 2015, Mr. Yang worked as the deputy general director of the Financial Innovation Supervision Department of the CBRC. From October 2005 to May 2009, Mr. Yang served as the division director of fund investment of Mutual Fund Supervision of the CSRC. From September 2004 to October 2005, Mr. Yang served as the depute general secretary of the Government of Mianyang City, Sichuan Province. From November 2001 to September 2004, Mr. Yang worked as an assistant in market surveillance division of Market Supervision Department of the CSRC. Mr. Yang received his bachelor's degree in applied mathematics from Xi'an Jiaotong University in 1996, his master's degree in international economics and Ph.D degree in accounting from Xiamen University in 2002, and his MBA degree from the University of Cambridge in 2007.

        Lei Liu is our co-founder and has been serving as our vice president and chief risk officer since 2007. Prior to founding our business, Mr. Liu worked as the senior product manager of the retail banking department of the head office of China Minsheng Bank (HKEX: 1988) from 2006 through 2007, responsible for developing personal loan products. Prior to that, Mr. Liu served as a supervisor of personal finance business with the Shenzhen branch of China Minsheng Bank, responsible for business development and product design since 2003. Mr. Liu received his bachelor's degree in economics from Shanghai University of Finance and Economics in 2003, and his EMBA degree from Peking University in 2018.

        Lixing Chen is our co-founder and has served as our vice president since August 2006. Mr. Chen worked with us since our inception of business in 2006 as our co-founder and our vice president in charge of research and development of financial service solutions and internet products. From January 2005 to July 2006, Mr. Chen worked as a project manager with Regal Lloyds International Real Estate Consultants Beijing Co., Ltd. Between July 2003 and December 2004, Mr. Chen served as an analyst at China Economic Information Network Co., Ltd. Mr. Chen received his bachelor's degree in finance from Peking University in 2003 and his master's degree in finance from the Institute of Finance & Banking of the Chinese Academy of Social Sciences in 2014.

        Zhijun Li has been our vice president and the chief marketing officer and chief executive officer of our business line of Wukong Licai since December 2013. Before joining us, from June 2013 to September 2013, Mr. Li worked with Tencent Technology (Beijing) Co., Ltd. as product marketing manager, in charge of product design and marketing operation. From January 2009 to June 2013, Mr. Li worked with Beijing Kuailete Education Consultation Co., Ltd., where he served as a co-founder and was in charge of its brand promotions and the designs and operations of the relevant education products. Prior to that, from September 2006 to January 2009, Mr. Li served as a regional sales director of P&G (Guangzhou) Ltd., responsible for the marketing and promotion of P&G products in the entire Bohai gulf zone. Mr. Li received his bachelor's degree in car body design and his master's degree in vehicle engineering from Jilin University in 2003 and 2006, respectively.

        Zengxiao Jin has been our executive vice president and chief executive officer for One Card business since August 2016. Prior to joining us in 2016, Mr. Jin held major leadership roles in banks and fintech companies from United States, United Kingdom and Canada, including Prosper Marketplace Inc. (from 2015 to 2016), Toronto-Dominion Bank (from 2013 to 2015), Barclays Bank (from 2009 to 2013), J.P. Morgan Chase & Co. (from 2008 to 2009) and Capital One Financial Corp. (from 2006 to 2008). Mr. Jin received his bachelor's degree in electrical information science and technology from Peking University in 2004 and master's degree in electrical engineering from University of Notre Dame in 2006.

        Ting Zhou has been our co-chief financial officer since August 2018 and our vice president of finance from December 2015 to August 2018, resposible for our overall financial and accounting functions. Before joining us and starting from December 2014, Ms. Zhou served as the finance director and the co-chief financial officer of Secoo Holding Limited (Nasdaq: SECO), Asia's largest online integrated upscale products and services platform. From February 2010 to December 2014, Ms. Zhou worked with Beijing Qihoo 360 Technology Company Limited holding various positions, including senior finance manager in charge of financing planning and budgeting, investor relationship and investment management. Ms. Zhou received her bachelor's degree in public finance from Capital University of Economics and Business in 2007, and her master degree in accounting from Suffolk University in 2009. Ms. Zhou is also a member of American Institute of Certified Public Accountants in Massachusetts of United States.

        Haoling He has been our chief technology officer since April 2016. From May 2013 to April 2016, Mr. He served as the general manager of the business department for South China region of Beijing Hi Sun Advanced Business Solutions Information Technology Limited. From May 2011 to April 2013, he worked with Beijing Zhikong Meixin Information Technology Co., Ltd. as a project director. From May 2009 to May 2011, Mr. He served as the general manager of the operation center of Hunan Hi Sun Tong Lian Information Technology Co., Ltd., responsible for the management of the mobile payment business for China Mobile. From June 2000 to May 2009, Mr. He served as the deputy general manager for the South China region of Beijing Hi Sun Advanced Business Solutions Information Technology Limited. From July 1997 to June 2000, Mr. He worked with the Bank of China as a system analyst. Mr. He received his bachelor's degree in computer software from Sun Yat-Sen University in 1997.

Board of Directors

        Our board of directors will consist of                        directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract, proposed contract or arrangement notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered, provided (a) such director, if his interest (whether direct or indirect) in such contract or arrangement is material, has declared the nature of his interest at the earliest meeting of the board at which it is practicable for him to do so, either specifically or by way of a general notice and (b) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. The directors may exercise all the powers of our company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

        We will establish three committees under the board of directors immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee's members and functions are described below.

        Audit Committee. Our audit committee will consist of                        ,                         and                         .                        will be the chairman of our audit committee. We have determined that                        ,                         and                         each satisfies the "independence" requirements of [Section 303A of the Corporate Governance Rules of the New York Stock Exchange/Rule 5605(c)(2) of

the Listing Rules of the Nasdaq Stock Market] and meet the independence standards under Rule 10A-3 under the Exchange Act. We have determined that                        qualifies as an "audit committee financial expert." The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

  •
  appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

  •
  reviewing with the independent auditors any audit problems or difficulties and management's response;

  •
  discussing the annual audited financial statements with management and the independent auditors;

  •
  reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

  •
  reviewing and approving all proposed related party transactions;

  •
  meeting separately and periodically with management and the independent auditors; and

  •
  monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

        Compensation Committee.    Our compensation committee will consist of                        ,                         and                         .                        will be the chairman of our compensation committee. We have determined that                        ,                         and                         satisfy the "independence" requirements of [Section 303A of the Corporate Governance Rules of the New York Stock Exchange/Rule 5605(c)(2) of the Listing Rules of the Nasdaq Stock Market]. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

  •
  reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

  •
  reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

  •
  reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

  •
  selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person's independence from management.

        Nominating and Corporate Governance Committee.    Our nominating and corporate governance committee will consist of                        ,                         and                         .                         will be the chairperson of our nominating and corporate governance committee.                        ,                         and                         satisfy the "independence" requirements of [Section 303A of the Corporate Governance Rules of the New York Stock Exchange/Rule 5605(c)(2) of the Listing Rules of the Nasdaq Stock Market]. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

  •
  selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

  •
  reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

  •
  making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

  •
  advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

        Under Cayman Islands law, our directors have a duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association and the class rights vested thereunder in the holders of the shares. A shareholder may in certain circumstances have rights to damages if a duty owed by the directors is breached.

        Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

  •
  convening shareholders' annual general meetings and reporting its work to shareholders at such meetings;

  •
  declaring dividends and distributions;

  •
  appointing officers and determining the term of office of the officers;

  •
  exercising the borrowing powers of our company and mortgaging the property of our company; and

  •
  approving the transfer of shares in our company, including the registration of such shares in our share register.

Terms of Directors and Officers

        Our directors may be elected by a resolution of our board of directors, or by an ordinary resolution of our shareholders. Our directors are not subject to a term of office and hold office until such time as they are removed from office by an ordinary resolution of our shareholders. A director will cease to be a director if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by our company to be or becomes of unsound mind, (iii) resigns his office by notice in writing to our company, or (iv) without special leave of absence from our board, is absent from three consecutive board meetings and our directors resolve that his office be vacated. Our officers are elected by and serve at the discretion of our board of directors.

Employment Agreements and Indemnification Agreements

        [We have entered into new employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate an executive officer's employment without cause upon three-month advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as expressly required by applicable law of the jurisdiction where the executive officer is based. The executive officer may resign at any time with a three-month advance written notice.

        Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer's employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

        In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for one year following the last date of employment. Specifically, each executive officer has agreed not to (i) approach our suppliers, clients, customers or contacts or other persons or entities introduced to the executive officer in his or her capacity as a representative of us for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (ii) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors, without our express consent; or (iii) seek directly or indirectly, to solicit the services of any of our employees who is employed by us on or after the date of the executive officer's termination, or in the year preceding such termination, without our express consent.

        We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.]

Compensation of Directors and Executive Officers

        For the fiscal year ended December 31, 2017, we paid an aggregate of approximately RMB8.9 million (US$1.3 million) in cash to our executive officers, and we did not pay any compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and variable interest entities are required by law to make contributions equal to certain percentages of each employee's salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Share Incentive Plans

        In June 2015, our board of directors approved the 2015 Share Incentive Plan. In June 2016, our board of directors approved the 2016 Share Incentive Plan (collectively with the 2015 Share Incentive Plan, the "Share Incentive Plans"), which was further amended by our board of directors in 2017 and

2018. The Share Incentive Plans are adopted to attract and retain the best available personnel, provide additional incentives to employees, directors, officers, and consultants and promote the success of our business. As of the date of this prospectus, the maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the Share Incentive Plans is 712,520 ordinary shares, subject to amendment. As of the date of this prospectus, awards to purchase 343,925 ordinary shares under the Share Incentive Plans have been granted to our directors, executive officers and employees and outstanding, excluding (i) awards that were forfeited or cancelled after the relevant grant dates and (ii) options to purchase a total of 66,079 ordinary shares of our company granted to a holding company controlled by Mr. Lei Sun, our chairman of the board of directors and chief executive officer, for further allocation.

        The following paragraphs describe the principal terms of the Share Incentive Plans.

        Types of awards.    The Share Incentive Plans permit the awards of options, restricted shares, or restricted share units.

        Plan administration.    Our board of directors or a committee of one or more members of the board of directors will administer the Share Incentive Plans. The board or the committee, as applicable, will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award grant. Any grant or amendment of awards to any committee member shall then require an affirmative vote of a majority of the members of the board of directors who are not on the committee.

        Award agreement.    Awards granted under the Share Incentive Plans are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event of the grantee's employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

        Eligibility.    We may grant awards to our employees, directors and consultants of our company, and other individuals, as determined, authorized and approved by the committee.

        Vesting schedule.    In general, the committee determines the vesting schedule, which is specified in the relevant award agreement.

        Exercise of options.    The committee determines the exercise price for each award, which is stated in the award agreement. However, the maximum exercisable term is ten years from the date of a grant.

        Transfer restrictions.    Awards may not be transferred in any manner by the participant other than in accordance with the exceptions provided in applicable law, the Share Incentive Plans or the relevant award agreement, such as transfers by will or the laws of descent and distribution.

        Termination and amendment of the Share Incentive Plans.    Unless terminated earlier, each of the 2015 Share Incentive Plan and 2016 Share Incentive Plan has a term of ten years. With the approval of the board of directors, the committee may terminate, amend or modify the Share Incentive Plans; provided, however, that (a) to the extent necessary and desirable to comply with applicable laws, we shall obtain shareholder approval of any Share Incentive Plans amendment in such a manner and to such a degree as required, unless we decide to follow home country practice, and (b) unless we decide to follow home country practice, shareholder approval is required for any amendment to the Share Incentive Plans that (i) increases the number of shares available under the plan (other than any adjustment because of the changes in capital structure of us), or (ii) permits the committee to extend the term of the Share Incentive Plans or the exercise period for an option beyond ten years from the date of grant.

        The following table summarizes, as of the date of this prospectus, the options granted under the Share Incentive Plans to our directors, executive officers and other grantees, excluding awards that were forfeited or cancelled after the relevant grant dates.

Name	Ordinary Shares Underlying Options Awarded	Exercise Price (RMB/Share)	Date of Grant	Date of Expiration
Lei Sun	62,279	0-1,472.05	7/10/2015	7/9/2020
		0-1,472.05
	96,000	0-1,472.05	7/1/2016	7/1/2021
		0-1,472.05
	249,580	1,432.39	10/20/2017	10/19/2022
Ivan Xu	*	0-1,472.05	7/1/2016	7/1/2021
		0-1,472.05
Flynn Xuxian Huang	*	0-1,472.05	7/1/2016	7/1/2021
		0-1,472.05
Junsheng Zhang	20,109	1,455.9	12/26/2017	12/25/2022
Yanjun Lin	*	0-1,472.05	7/10/2015	7/9/2020
		0-1,472.05
	*	777.88	8/23/2016	8/22/2021
Xiaojun Yang	40,827	777.88	7/1/2016	7/1/2021
Lei Liu	30,000	0-1,472.05	7/10/2015	7/9/2020
		0-1,472.05
Lixing Chen	*	0-1,472.05	7/10/2015	7/9/2020
		0-1,472.05
Zhijun Li	20,000	0-1,472.05	7/10/2015	7/9/2020
		0-1,472.05
	*	1,432.39	10/10/2017	10/9/2022
Zengxiao Jin	*	777.88	9/1/2016	8/31/2021
	*	2,340.05	4/27/2018	4/26/2023
Ting Zhou	*	777.88	9/6/2016	9/5/2021
Haoling He	*	777.88	9/6/2016	9/5/2021
All Directors and Executive Officers as a Group	578,313

Note:

*
Less than 1% of our total outstanding shares.

        As of the date of this prospectus, other employees as a group hold options to purchase 35,239 ordinary shares of our company, with exercise prices ranging from nil to US$369.53 per share.

PRINCIPAL [AND SELLING] SHAREHOLDERS

        Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of the date of this prospectus by:

  •
  each of our directors and executive officers;

  •
  each person known to us to own beneficially more than 5% of our ordinary shares; and

  •
  [each selling shareholder].

        The calculations in the table below are based on 1,871,060 ordinary shares on an as-converted basis outstanding as of the date of this prospectus and                        ordinary shares outstanding immediately after the completion of this offering, including (i)                                      ordinary shares to be sold by us in this offering in the form of ADSs, assuming the underwriters do not exercise their over-allotment option, and (ii) 244,332 ordinary shares converted from our outstanding preferred shares.

        Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security.

These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned Prior to This Offering		[Ordinary Shares Being Sold in This Offering]		Ordinary Shares Beneficially Owned Immediately After This Offering
	Number	%	Number	%	Number	%
Directors and Executive Officers**:
Lei Sun(1)	766,654	38.8
Yifan Ren(2)	435,834	23.3
Changxing Xiao(3)	139,203	7.4
Flynn Xuxian Huang(4)	*	*
Ivan Xu(5)	67,818	3.6
Junsheng Zhang(6)	39,127	2.1
Wing Hon Cheung	—	—
Yanjun Lin(7)	*	*
Xiaojun Yang(8)	20,413	1.1
Lei Liu(9)	43,476	2.3
Lixing Chen(10)	32,668	1.7
Zhijun Li(11)	20,987	1.1
Zengxiao Jin(12)	*	*
Ting Zhou(13)	*	*
Haoling He(14)	*	*
All Directors and Executive Officers as a Group	1,594,501	75.9
Principal[and Selling]Shareholders:
Nine F Capital Limited(1)	766,654	38.8
Nine Fortune Limited(2)	435,834	23.3
DFM Capital Ltd.(3)	139,203	7.4
JAS Investment Group Limited(15)	106,354	5.7

Notes:

*
less than 1% of our total outstanding shares.

**
Messrs. Lei Sun, Yanjun Lin, Xiaojun Yang, Lei Liu, Lixing Chen, Zhijun Li, Zengxiao Jin and Haoling He, and Ms. Ting Zhou's business address is Jiufu Building, Rongxin Technology Center, Chaoyang District, Beijing, People's Republic of China. Mr. Ivan Xu's business address is 17th Floor, HNA Building, No.8 Middle Lin He Road, Guangzhou, People's Republic of China. Mr. Junsheng Zhang's business address is 20/F, Building 7, No. 9 Shouti South Road, Haidian District, Beijing, People's Republic of China. Mr. Wing Hon Cheung's business address is 15/F, St. John's Building, 33 Garden Road, Central, Hong Kong. Mr. Flynn Xuxian Huang's business address is Suite 2802, 281F, Prosperity Tower, 39 Queen's Road, Central, Hong Kong. Mr. Yifan Ren's business address is Room 550, Sunflower Tower, No. 37 Maizidian Street, Chaoyang District, Beijing, People's Republic of China. Mr. Changxing Xiao's business address is 2/F, Building B, B36 BOE Universal Business Park, No. 10 Jiuxianqiao Road, Chaoyang District, Beijing, People's Republic of China.

(1)
Represents (i) 662,980 ordinary shares held by Nine F Capital Limited, a British Virgin Islands company controlled by The Nine F Trust; and (ii) 103,674 ordinary shares that Nine F Capital Limited may purchase upon exercise of options within 60 days of the date of this prospectus. The registered address of Nine F Capital Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands. The Nine F Trust is a trust established under the laws of Guernsey and managed by Credit Suisse Trust Limited as the trustee. Mr. Lei Sun is the settlor of the trust and Mr. Lei Sun and his family members are the trust's beneficiaries. Under the terms of this trust, Mr. Lei Sun has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by Nine F Capital Limited in our Company.

(2)
Represents 435,834 ordinary shares held by Nine Fortune Limited, a British Virgin Islands company. Nine Fortune Limited is controlled by Mr. Yifan Ren. The registered address of Nine Fortune Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(3)
Represents 139,203 ordinary shares held by DFM Capital Ltd., a British Virgin Islands company controlled by DTFM Capital Trust. The registered address of DFM Capital Ltd. is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands. DTFM Capital Trust is a trust established under the laws of Guernsey and managed by DTFM (PTC) Ltd, a private trust company incorporated in British Virgin Islands, as the trustee. Mr. Changxing Xiao is the settlor of the trust and Mr. Changxing Xiao and his family members are the trusts' beneficiaries. Under the terms of this trust, Mr. Changxing Xiao has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to the shares held by DFM Capital Ltd. in our Company.

(4)
Represents the ordinary shares Mr. Flynn Xuxian Huang owns and has the right to acquire upon exercise of option within 60 days after the date of this prospectus.

(5)
Represents (i) 9,771 ordinary shares and 51,217 Series A preferred shares held by TREASURE KNIGHT INVESTMENTS LIMITED, a British Virgin Islands company; and (ii) 6,830 ordinary shares that Mr. Ivan Xu may purchase upon exercise of options within 60 days of the date of this prospectus. TREASURE KNIGHT INVESTMENTS LIMITED is wholly owned by Mr. Ivan Xu. The registered address of TREASURE KNIGHT INVESTMENTS LIMITED is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(6)
Represents (i) 27,062 Series D preferred shares held by FAMOUS VOYAGE GROUP LIMITED, a British Virgin Islands company; and (ii) 12,065 ordinary shares that FAMOUS VOYAGE GROUP LIMITED may purchase upon exercise of options within 60 days of the date of this prospectus. FAMOUS VOYAGE GROUP LIMITED is wholly owned by Mr. Junsheng Zhang. The registered address of FAMOUS VOYAGE GROUP LIMITED is Unit 8, 3/F., Qwomar Trading Complex, Blackburne Road, Port Purcell, Road Town, Tortola, VG1110, British Virgin Islands.

(7)
Represents the ordinary shares Mr. Yanjun Lin owns and has the right to acquire upon exercise of option within 60 days after the date of this prospectus.

(8)
Represents 20,413 ordinary shares that Mr. Xiaojun Yang may purchase upon exercise of options within 60 days of the date of this prospectus.

(9)
Represents (i) 13,476 ordinary shares held by Stone Cube Capital Ltd., a British Virgin Islands company controlled by Stone LL Cube Trust; and (ii) 30,000 ordinary shares that Stone Cube Capital Ltd. may purchase upon exercise of options within 60 days of the date of this prospectus. The registered address of Stone Cube Capital Ltd. is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands. Stone LL Cube Trust is a trust established under the laws of Guernsey and managed by Stone LL (PTC) Ltd., a private trust company incorporated in British Virgin Islands, as the trustee. Mr. Lei Liu is the settlor of the trust and Mr. Lei Liu and his family members are the trusts' beneficiaries. Under the terms of this trust, Mr. Lei Liu has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to the shares held by STONE CUBE CAPITAL LTD in our Company.

(10)
Represents (i) 14,668 ordinary shares held by Xing Technology Ltd., a British Virgin Islands company controlled by Xing Forever Trust; and (ii) 18,000 ordinary shares that Xing Technology Ltd. may purchase upon exercise of options within 60 days of the date of this prospectus. The registered address of Xing Technology Inc. is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands. Xing Forever Trust is a trust established under the laws of Guernsey and managed by Xing Forever (PTC) Ltd., a private trust company incorporated in British Virgin Islands, as the trustee. Mr. Lixing Chen is the settlor of the trust and Mr. Lixing Chen and his family members are the trusts' beneficiaries. Under the terms of this trust, Mr. Lixing Chen has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to the shares held by Xing Technology Ltd. in our Company.

(11)
Represents (i) 454 ordinary shares held by Qin Technology Inc., a British Virgin Islands company controlled by Qin ZJ Technology Trust; and (ii) 20,533 ordinary shares that Qin Technology Inc. may purchase upon exercise of options within 60 days of the date of this prospectus. The registered address of Qin Technology Inc. is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. Qin ZJ Technology Trust is a trust established under the laws of Guernsey and managed by Qin ZJ (PTC) Ltd., a private trust company incorporated in British Virgin Islands, as the trustee. Mr. Zhijun Li is the settlor of the trust and Mr. Zhijun Li and his family members are the trusts' beneficiaries. Under the terms of this trust, Mr. Zhijun Li has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to the shares held by Qin Technology Inc. in our Company.

(12)
Represents the ordinary shares Glorious Prosperity Holdings Limited have the right to acquire upon exercise of option within 60 days after the date of this prospectus. Glorious Prosperity Holdings Limited is controlled by Dashing Star Trust. The registered address of Glorious Prosperity Holdings Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110,

  British Virgin Islands. Dashing Star Trust is a trust established under the laws of Guernsey and managed by Dashing Star (PTC) Ltd., a private trust company incorporated in British Virgin Islands, as the trustee. Mr. Zengxiao Jin is the settlor of the trust and Mr. Zengxiao Jin and his family members are the trusts' beneficiaries. Under the terms of this trust, Mr. Zengxiao Jin has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to the shares held by Glorious Prosperity Holdings Limited in our Company.

(13)
Represents the ordinary shares Ms. Ting Zhou has the right to acquire upon exercise of option within 60 days after the date of this prospectus.

(14)
Represents the ordinary shares Mr. Haoling He has the right to acquire upon exercise of option within 60 days after the date of this prospectus.

(15)
Represents (i) 55,836 ordinary shares and (ii) 50,518 Series C preferred shares held by JAS Investment Group Limited, a British Virgin Islands company. JAS Investment Group Limited is wholly owned by Mr. Nanchun Jiang. The registered address of JAS Investment Group Limited is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

        As of the date of this prospectus, none of our ordinary shares or preferred shares are held by record holder in the United States.

        The ADSs that we issue in this offering will represent ordinary shares.

        We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

 RELATED PARTY TRANSACTIONS

Contractual Arrangements with our Variable Interest Entity and its Shareholders

        See "Corporate History and Structure."

Private Placements

        See "Description of Share Capital—History of Securities Issuances and Material Securities Transfers."

Shareholders Agreement

        See "Description of Share Capital—History of Securities Issuances and Material Securities Transfers—Shareholders Agreement."

Employment Agreements and Indemnification Agreements

        See "Management—Employment Agreements and Indemnification Agreements."

Share Incentive Plan

        See "Management—Share Incentive Plan."

Other Transactions with Our Investee Companies

        In 2016 and 2017, Beijing Jiufu Weiban Technology Limited ("9F Weiban") provided us with consulting services in the amount of RMB11.6 million and RMB0.9 million (US$0.1 million), respectively. We also provide loans to 9F Weiban. As of December 31, 2016 and 2017 and September 30, 2018, we had amounts of RMB2.1 million, RMB2.1 million (US$0.3 million) and RMB2.1 million (US$0.3 million), respectively, due from 9F Weiban.

        In 2016 and 2017 and for the nine months ended September 30, 2018, Beijing Jiujia Wealth Management Limited ("Beijing Jiujia") provided us with investors acquisition and referral services in the amount of RMB125.9 million, RMB334.3 million (US$48.7 million) and RMB10.0 million (US$1.5 million), respectively. We also provide loans to Beijing Jiujia. As of December 31, 2016 and 2017 and September 30, 2018, we had amounts of RMB15.9 million, RMB11.4 million (US$1.7 million) and RMB nil, respectively, due from Beijing Jiujia, and amounts of RMB3.2 million, RMB2.7 million (US$0.4 million) and RMB nil, respectively, due to Beijing Jiujia.

        In 2016 and 2017, Beijing WeCash Qiyi Technology Limited ("WeCash Qiyi") provided us with borrower acquisition and referral services in the amount of RMB38.9 million and RMB3.9 million (US$0.6 million), respectively. As of December 31, 2016 and 2017 and September 30, 2018, we had amounts of RMB0.5 million, RMB0.5 million (US$0.1 million) and RMB0.5 million (US$0.1 million), respectively, due to WeCash Qiyi.

        In 2016 and 2017, Beijing Shunwei Wealth Technology Limited ("Beijing Shunwei") and us provided each other with borrower acquisition and referral services. The services we provided were in the amount of RMB4.0 million and RMB3 thousand (US$0.4 thousand), respectively. The services we received were in the amount of RMB3.4 million and RMB5.3 million (US$0.8 million), respectively. As of December 31, 2016 and 2017, we had amounts of RMB4.2 million and RMB4.2 million (US$0.6 million), respectively, due from Beijing Shunwei. For the nine months ended September 30, 2018, Beijing Shunwei provided us with borrower acquisition and referral services in the amount of RMB4.4 million (US$0.6 million). As of September 30, 2018, we had amounts of RMB1.2 million (US$0.2 million) due from Beijing Shunwei.

        For the nine months ended September 30, 2018, we provided borrower acquisition and referral services in the amount of RMB4.5 million (US$0.7 million) to Kashi Boya.

        In 2017 and for the nine months ended September 30, 2018, WeCash Xiangshan Information Technology Limited ("WeCash Xiangshan") provided us with credit inquiry services in the amount of RMB4.0 million (US$0.6 million) and RMB3.2 million (US$0.5 million).

        For the nine months ended September 30, 2018, Nanjing Banghang Information Consulting Limited ("Nanjing Banghang") provided us with user acquisition and referral services in the amount of RMB9.8 million (US$1.4 million). We provided consulting services in the amount of RMB23.6 million (US$3.4 million).

        For the nine months ended September 30, 2018, Shenzhen Boya Chengxin Financial Service Limited ("Shenzhen Boya") provided us with user acquisition and referral services in the amount of RMB4.9 million (US$0.7 million).

        For the nine months ended September 30, 2018, we provided loans to CSJ Golden Bull (Beijing) Investment Consulting Co., Ltd. ("CSJ Golden Bull") with terms of six months and an interest rate of 4.35%. As of September 30, 2018, we had an amount of RMB10.0 million (US$1.5 million) due from CSJ Golden Bull.

Transactions with Certain Directors and Senior Management and Entities Controlled by our Directors and Senior Management

        In February 2015, we provided an interest-free loan to Shanghai Jiutai Financial Information Services Limited ("Shanghai Jiutai"), an entity controlled by Mr. Lei Liu, our vice president and chief risk officer. As of December 31, 2016 and 2017, the amount due from Shanghai Jiutai was RMB2.1 million and RMB2.1 million (US$0.3 million), respectively. Shanghai Jiutai repaid the loan in full on September 28, 2018.

        In 2016, we entered into a share purchase agreement with a purchase consideration of RMB0.3 million with Mr. Jiachun Qu, our then director, regarding the 30% of the equity ownership of Jiufu Puhui. As of December 31, 2016 and 2017, the amount due to Mr. Qu was RMB0.3 million and RMB0.3 million (US$43.7 thousand), respectively.

        In 2016, we entered into a share purchase agreement with a purchase consideration of RMB0.7 million from Mr. Yifan Ren, our director, regarding the 70% of the euiqty ownership of Jiufu Puhui. As of December 31, 2016 and 2017, the amount due to Mr. Ren was RMB0.7 million and RMB0.7 million (US$0.1 million), respectively.

        In July 2016, we provided an interest-free loan of RMB0.6 million to Mr. Lei Liu, our vice president and chief risk officer. As of December 31, 2016 and 2017, the amount due from Mr. Liu was RMB0.6 million and RMB0.6 million (US$0.1 million), respectively. Mr. Liu repaid the loan in full on September 27, 2018.

        In 2017, we provided Huoerguosi Wukong Digital Technolgoy Limited ("Huoerguosi Wukong"), an entity controlled by Mr. Lei Sun, our chairman of the board of directors and chief executive officer with advertising planning services. As of December 31, 2017, the amount due from Huoerguosi Wukong was RMB9.0 thousand (US$1.3 thousand).

        In 2017 and for the nine months ended September 30, 2018, Zhuhai Hengqin Flash Cloud Payment Information Technology Limited ("Hengqin Payment") provided us with third-party payment service in the amount of RMB20 million (US$3.1 million) and RMB4.9 million (US$709.7). As of December 31, 2017 and September 30, 2018, we had amounts of RMB2.5 million (US$0.4 million) and RMB3.8 million (US$0.6 million) due to Hengqin Payment.

        In 2017 and for the nine months ended September 30, 2018, Huoerguosi Flash Cloud Payment Information Technology Limited ("Huoerguosi Payment") provided us with third-party payment service in the amount of RMB56.6 million (US$8.2 million) and RMB20.5 million (US$3.0 million). As of December 31, 2017 and September 30, 2018, we had amounts of RMB26.4 million (US$3.8 million) and RMB5.3 million (US$0.8 million) due to Huoerguosi Payment.

        For nine months ended September 30, 2018, we provided an interest-free loan of RMB100 thousand (US$14.6 thousand) to Mr. Lixing Chen, our vice president. As of September 30, 2018, the amount due from Mr. Chen was RMB100 thousand (US$14.6 thousand). Mr. Chen promised to repay such loan before the completion of this offering.

        For nine months ended September 30, 2018, we provided an interest-free loan of RMB200 thousand (US$29.1 thousand) to Mr. Yanjun Lin, our director and chief financial officer. As of September 30, 2018, the amount due from Mr. Lin was RMB200 thousand (US$29.1 thousand). Mr. Lin promised to repay such loan before the completion of this offering.

        For nine months ended September 30, 2018, we provided a loan to Nine F Capital Limited, a company wholly owned by our chairman of the board of directors and chief executive officer, Mr. Lei Sun, of US$20 million with term of three years and an interest rate equals US dollar deposit rate for the same period as published by the Bank of China. The purpose of the loan was to facilitate Mr. Sun through Nine F Capital Limited to purchase the ordinary shares of 9F Inc. beneficially owned by Mr. Yifan Ren, one of our directors. Nine F Capital Limited promised to repay such loan before the completion of this offering.

 DESCRIPTION OF SHARE CAPITAL

        We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association and the Companies Law (2018 Revision) of the Cayman Islands, which we refer to as the Companies Law below.

        As of the date of this prospectus, our company is authorized to issue up to a maximum of 500,000,000 shares, par value of US 0.0001 each, which consist of (i) 499,755,668 ordinary shares; (ii) 119,506 series A preferred shares; (iii) 28,303 series B preferred shares; (iv) 50,518 series C preferred shares; (v) 35,180 Series D preferred shares; and (vi) 10,825 series E preferred shares. Immediately prior to the completion of this offering, 1,626,728 ordinary shares, 119,506 series A preferred shares, 28,303 series B preferred shares, 50,518 series C preferred shares, 35,180 series D preferred shares and 10,825 series E preferred shares are issued and outstanding. All of our issued and outstanding ordinary and preferred shares are fully paid.

        Immediately upon the completion of this offering, all classes of issued and outstanding preferred shares and ordinary shares of our company will be redesignated and converted to ordinary shares on a one-for-one basis and our authorized share capital immediately upon the completion of this offering will be US$            divided into ordinary shares with a par value of US$             each.

Our Post-Offering Memorandum and Articles of Association

        We plan to adopt, subject to the approval of our shareholders, an amended and restated memorandum and articles of association, which will become effective and replace our current memorandum and articles of association in its entirety immediately prior to the completion of this offering. The following are summaries of material provisions of the post-offering amended and restated memorandum and articles of association that we expect will become effective immediately prior to the closing of this offering and of the Companies Law, insofar as they relate to the material terms of our ordinary shares.

        Objects of Our Company.    Under our post-offering amended and restated memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the law of the Cayman Islands.

        Ordinary Shares.    Our ordinary shares are issued in registered form and are issued when registered in our register of members. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares. We may not issue bearer shares.

        Dividends.    The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors. In addition, our shareholders may by an ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, our company may declare and pay a dividend only out of funds legally available therefor, namely out of either profit or our share premium account, provided that in no circumstances may we pay a dividend if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

        Voting Rights.    In respect of all matters subject to a shareholders' vote, each ordinary share is entitled to one vote. Voting at any shareholders' meeting is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one or more shareholders who together hold not less than 10% of the votes attaching to the total ordinary shares present in person or by proxy. Each shareholder is entitled to one vote for each ordinary share registered in his or her name on our register of members.

        A quorum required for a meeting of shareholders consists of one or more shareholders present or by proxy, holding shares which represent, in aggregate, not less than one-third of the votes attaching to the issued and outstanding voting shares in our company entitled to vote at general meetings. Shareholders may be present in person or by proxy or, if the shareholder is a legal entity, by its duly authorized representative. Shareholders' meetings may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding shares which represent, in aggregate, no less than one-third of the votes attaching to the issued and outstanding shares in our company entitled to vote at general meetings. Advance notice of at least seven days is required for the convening of our annual general shareholders' meeting and any other general shareholders' meeting.

        An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attached to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attached to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Law and our post-offering amended and restated memorandum and articles of association. A special resolution will be required for important matters such as a change of name or making changes to our post-offering amended and restated memorandum and articles of association. Holders of the ordinary shares may, among other things, divide or combine their shares by ordinary resolution.

        Transfer of Ordinary Shares.    Subject to the restrictions set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

        Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

  •
  the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

  •
  the instrument of transfer is in respect of only one class of shares;

  •
  the instrument of transfer is properly stamped, if required;

  •
  in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

  •
  a fee of such maximum sum as the [Nasdaq Stock Market/New York Stock Exchange] may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

        If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

        The registration of transfers may, after compliance with any notice required of the [New York Stock Exchange/Nasdaq Stock Market], be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board may determine.

        Liquidation.    On a winding up of our company, if the assets available for distribution among our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus will be distributed among our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them. We are a "limited liability" company registered under the Companies Law, and under the Companies Law, the liability of our members is limited to the amount, if any, unpaid on the shares respectively held by them. Our post-offering amended and restated memorandum of association contains a declaration that the liability of our members is so limited.

        Calls on Shares and Forfeiture of Shares.    Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

        Redemption, Repurchase and Surrender of Ordinary Shares.    We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by a special resolution of our shareholders. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors or by ordinary resolution of our shareholders, or are otherwise authorized by our post-offering amended and restated memorandum and articles of association. Under the Companies Law, the redemption or repurchase of any share may be paid out of the company's profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

        Variations of Rights of Shares.    If at any time, our share capital is divided into different classes of shares, all or any of the special rights attached to any class of shares may be varied with the consent in writing of the holders of all of the holders of the issued shares of that class or with the sanction of a resolution passed by a majority of the votes cast at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

        Issuance of Additional Shares.    Our post-offering amended and restated memorandum and articles of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

        Our post-offering amended and restated memorandum and articles of association also authorizes our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

  •
  the designation of the series;

  •
  the number of shares of the series;

  •
  the dividend rights, dividend rates, conversion rights, voting rights; and

  •
  the rights and terms of redemption and liquidation preferences.

        Our board of directors may issue preferred shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

        Inspection of Books and Records.    Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See "Where You Can Find Additional Information."

        Anti-Takeover Provisions.    Some provisions of our post-offering amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

  •
  authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders; and

  •
  limit the ability of shareholders to requisition and convene general meetings of shareholders.

        However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our post-offering amended and restated memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

        General Meetings of Shareholders and Shareholder Proposals.    Our shareholders' general meetings may be held in such place within or outside the Cayman Islands as our board of directors considers appropriate.

        As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders' annual general meetings. Our post-offering amended and restated memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting.

        Shareholders' annual general meetings and any other general meetings of our shareholders may be convened by a majority of our board of directors or our chairman. Advance notice of at least seven days is required for the convening of our annual general shareholders' meeting and any other general meeting of our shareholders. A quorum required for a general meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than one-third of the votes attaching to the issued and outstanding shares in our company entitled to vote at general meetings.

        Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company's articles of association. Our post-offering amended and restated memorandum and articles of association allow our shareholders holding shares representing in aggregate not less than one-third of the votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings, to requisition an extraordinary general meeting of our shareholders, in which case our directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our post-offering amended and restated memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

  Election and Removal of Directors

        Unless otherwise determined by our company in general meeting, our post-offering amended and restated articles of association provide that our board will consist of not less than three directors. There are no provisions relating to retirement of directors upon reaching any age limit.

        The directors have the power to appoint any person as a director either to fill a casual vacancy on the board or as an addition to the existing board. Our shareholders may also appoint any person to be a director by way of ordinary resolution.

        A director may be removed with or without cause by ordinary resolution.

        In addition, the office of any director shall be vacated if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors, (ii) dies or is found to be or becomes of unsound mind, (iii) resigns his office by notice in writing to our company, or (iv) without special leave of absence from our board, is absent from three consecutive board meetings and our board resolves that his office be vacated.

  Proceedings of Board of Directors

        Our post-offering amended and restated memorandum and articles of association provide that our business is to be managed and conducted by our board of directors. The quorum necessary for board meetings may be fixed by the board and, unless so fixed at another number, will be a majority of the directors.

        Our post-offering amended and restated memorandum and articles of association provide that the board may exercise all the powers of our company to borrow money, to mortgage or charge all or any part of the undertaking, property and uncalled capital of our company and to issue debentures and other securities whenever money is borrowed, or as security for any debt, liability or obligation of our company or of any third party.

  Changes in Capital

        Our shareholders may from time to time by ordinary resolution:

  •
  increase our share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;

  •
  consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

  •
  sub-divide our existing shares, or any of them into shares of a smaller amount, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; or

  •
  cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so canceled.

        Our shareholders may by special resolution, subject to confirmation by the Grand Court of the Cayman Islands on an application by our company for an order confirming such reduction, reduce our share capital or any capital redemption reserve in any manner permitted by law.

        Exempted Company.    We are an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the

Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

  •
  does not have to file an annual return of its shareholders with the Registrar of Companies;

  •
  is not required to open its register of members for inspection;

  •
  does not have to hold an annual general meeting;

  •
  may issue negotiable or bearer shares or shares with no par value;

  •
  may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

  •
  may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

  •
  may register as a limited duration company; and

  •
  may register as a segregated portfolio company.

        "Limited liability" means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder's shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

        Register of Members.    Under Cayman Islands law, we must keep a register of members and there should be entered therein:

  •
  the names and addresses of the members, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member;

  •
  the date on which the name of any person was entered on the register as a member; and

  •
  the date on which any person ceased to be a member.

        Under Cayman Islands law, the register of members of our company is prima facie evidence of the matters set out therein (i.e. the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members should be deemed as a matter of Cayman Islands law to have legal title to the shares as set against its name in the register of members. Upon the closing of this offering, our company's register of members will be immediately updated to record and give effect to the issue of ordinary shares by us to the Depositary (or its nominee) as the depositary. Once our register of members has been updated, the shareholders recorded in the register of members will be deemed to have legal title to the shares set against their name in the register of members.

        If the name of any person is incorrectly entered in or omitted from our register of members, or if there is any delinquent or unnecessary delay in entering on the register the fact of any person having ceased to be a member of our company, the person or member aggrieved (or any member of our company or our company itself) may apply to the Grand Court of the Cayman Islands for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Differences in Corporate Law

        The Companies Law is derived, to a large extent, from the older Companies Acts of England but does not follow recent United Kingdom statutory enactments, and accordingly there are significant differences between the Companies Law and the current Companies Act of England. In addition, the

Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Law applicable to us and the comparable provisions of the laws applicable to companies incorporated in the United States and their shareholders.

        Mergers and Similar Arrangements.    The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) "merger" means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a "consolidation" means the combination of two or more constituent companies into a combined company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company's articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a declaration as to the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

        Separate from the statutory provisions relating to mergers and consolidations, the Companies Law also contains, there are statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders or creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the Grand Court of the Cayman Islands can be expected to approve the arrangement if it determines that:

  •
  the statutory provisions as to the required majority vote have been met;

  •
  the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

  •
  the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

  •
  the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

        The Companies Law also contains a statutory power of compulsory acquisition which may facilitate the "squeeze out" of dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

        If an arrangement and reconstruction is thus approved, or if a tender offer is made and accepted, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

        Shareholders' Suits.    In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule, a derivative action may ordinarily not be brought by a minority shareholder. However, based on English authority, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected (and have had occasion) to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a minority shareholder may be permitted to commence a class action against, or derivative actions in the name of, our company to challenge:

  (a)
  an act which is ultra vires or illegal and is therefore incapable of ratification by the shareholders,

  (b)
  act which constitutes a fraud against the minority where the wrongdoers are themselves in control of our company, and

  (c)
  an act which requires a resolution with a qualified (or special) majority (i.e. more than a simple majority) which has not been obtained.

        Indemnification of Directors and Executive Officers and Limitation of Liability.    Cayman Islands law does not limit the extent to which a company's memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our post-offering amended and restated memorandum and articles of association require us to indemnify our officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty, willful default or fraud of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

        In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our post-offering amended and restated memorandum and articles of association.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

        Directors' Fiduciary Duties.    Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

        As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore he owes the following duties to the company—a duty to act in good faith in the best interests of the company, a duty not to make a personal profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

        Shareholder Action by Written Consent.    Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our post-offering amended and restated memorandum and articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

        Shareholder Proposals.    Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

        Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company's articles of association. Our post-offering amended and restated memorandum and articles of association allow our shareholders holding not less than one-third of the votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings to requisition a shareholder's meeting, in which case our directors shall convene an extraordinary general meeting. Other than this right to requisition a shareholders' meeting, our post-offering amended and restated articles of association do not provide our shareholders with other right to put proposal before annual general meetings or extraordinary general meetings not called by such shareholders. As an exempted Cayman Islands company, we are not obliged by law to call shareholders' annual general meetings.

        Cumulative Voting.    Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation's certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder's voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our post-offering amended and restated memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

        Removal of Directors.    Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering amended and restated memorandum and articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders.

        Transactions with Interested Shareholders.    The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an "interested shareholder" for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target's outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target's board of directors.

        Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, the directors of the company are required to comply with the fiduciary duties which they owe to the company under Cayman Islands law, including the duty to ensure that, in their opinion, any such transactions are bona fide in the best interests of the company and are entered into for a proper purpose and not with the effect of constituting a fraud on the minority shareholders.

        Dissolution; Winding up.    Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation's outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

        Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Law and our post-offering amended and restated articles of association, our company may be dissolved, liquidated or wound up by a special resolution of our shareholders, or by an ordinary resolution on the basis that our company is unable to pay its debts as they fall due.

        Variation of Rights of Shares.    Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our post-offering amended and restated articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the written consent of [all the holders] of the issued shares of that class or with the sanction of a resolution passed by [a majority] of the votes cast at a separate meeting of the holders of the shares of that class.

        Amendment of Governing Documents.    Under the Delaware General Corporation Law, a corporation's governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Law, our post-offering amended and restated memorandum and articles of association may only be amended by a special resolution of our shareholders.

        Rights of Non-resident or Foreign Shareholders.    There are no limitations imposed by our post-offering amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

History of Securities Issuances and Material Securities Transfers

        The following is a summary of our securities issuances and material securities transfers in the past three years.

  Ordinary Shares

        On June 2, 2017 and October 19, 2017, we issued 5,585 and 454 ordinary shares, par value US$0.0001 per share, to Zhenyu Jiang for considerations of approximately US$582.5 thousand and US$47.3 thousand, respectively, upon the exercise of share options.

        On December 29, 2017, we issued 269,627 ordinary shares, par value US$0.0001 per share, to Nine F Capital Limited, upon the exercise of share options.

        On February 1, 2018, we issued 112,044 ordinary shares, par value US$0.0001 per share, to Nine F Capital Limited, DFM Capital Ltd., JAS Investment Group Limited, Pacific Venture Partners LLC, SINOMAP INVESTMENTS LIMITED, TREASURE KNIGHT INVESTMENTS LIMITED, CINDA 9F INVESTMENT LP and Brilliant Code Investment Limited at par value.

        On March 31, 2017 and June 30, 2017, Titan Capital Holdings Limited purchased 15,565 and 55,185 ordinary shares, par value US$0.0001 per share, respectively, from Nine Fortune Limited for considerations of US$11 million and US$39 million, respectively.

        On June 30, 2017, Eagle Capital (HongKong) Limited purchased 56,600 ordinary shares, par value US$0.0001 per share, from Nine Fortune Limited for a consideration of US$40 million.

        On November 7, 2017, JAS Investment Group Limited purchased 50,518 ordinary shares, par value US$0.0001 per share, from Nine Fortune Limited and Pacific Venture Partners LLC for an aggregated consideration of approximately US$50.9 million.

        On April 23, 2018, Nine F Capital Limited purchased 135,852 ordinary shares, par value US$0.0001 per shares, from Nine Fortune Limited, for a consideration of approximately US$96 million.

  Preferred Shares

        On July 19, 2017, we issued 28,303 series B preferred shares, par value US$0.0001 per share, to CINDA 9F INVESTMENT LP for a consideration of US$30.0 million.

        On November 7, 2017, we issued 50,518 series C preferred shares, par value US$0.0001 per share, to JAS Investment Group Limited for a consideration of approximately US$53.5 million.

        On February 23, 2018, we issued 35,180 series D preferred shares, par value US$0.0001 per share, to FAMOUS VOYAGE GROUP LIMITED and PLENTIFUL BRIGHT INTERNATIONAL LIMITED for an aggregated consideration of US$65.0 million.

        On September 20, 2018, we issued 10,825 series E preferred shares, par value US$0.0001 per share, to SBI Hong Kong Holdings Co., Limited for an aggregated consideration of US$20.0 million.

  Option Grants

        We have granted options to purchase our ordinary shares to certain of our directors, executive officers and employees. See "Management—Share Incentive Plans."

  Shareholders Agreement

        We entered into our fourth amended and restated shareholders agreement on September 20, 2018 with our shareholders, which consists of holders of ordinary shares, series A preferred shares, series B preferred shares, series C preferred shares, series D preferred shares and series E preferred shares.

        The shareholders agreement provides that our board of directors should consist of nine directors, including five directors designated by the holders of ordinary shares, one director being designated by Famous Voyage Group Limited, one director being designated by series JAS Investment Group Limited, one director being designated jointly by SINOMAP INVESTMENTS LIMITED and TREASURE KNIGHT INVESTMENTS LIMITED, and one director being designated by NOVEL LEAD LIMITED. The shareholders agreement also provides for certain special rights, including right of first refusal, co-sale rights, and contains provisions governing other corporate governance matters. Those special rights, as well as the corporate governance provisions, will automatically terminate upon the completion of this offering.

  Registration Rights

        Pursuant to our current shareholders agreement, we have granted certain registration rights to our shareholders. Set forth below is a description of the registration rights granted under the agreement.

        Demand Registration Rights.    Holders holding at least 30% or more of the registrable securities (on a as converted basis) held by the preferred shareholders have the right to demand in writing that we file a registration statement covering the registration of at least 20% of their registrable securities or any lesser percentage if the anticipated gross proceeds from the offering exceed US$5.0 million. We have the right to defer filing of a registration statement for a period of not more than 90 days after the receipt of the request of the initiating holders under certain conditions, but we cannot exercise the deferral right more than once in any twelve-month period, and cannot register any other securities during such period. We are not obligated to effect more than three demand registrations.

        Piggyback Registration Rights.    If we propose to file a registration statement for a public offering of our securities, we must offer holders of our registrable securities an opportunity to include in such registration. If the managing underwriter(s) of any underwritten offering determine(s) that marketing factors require a limitation of the number of shares to be underwritten, then the managing underwriter(s) may exclude shares from the registration and the underwriting, and the number of shares that may be included in the registration and the underwriting shall be allocated, first to us, second to each of the holders requesting inclusion of their registrable securities in such registration statement on a pro rata basis based on the total number of shares of registrable securities then held by each such holder, and third to holders of other securities.

        Form F-3 Registration Rights.    Any holder may request us to file an unlimited number of registration statements on Form F-3. We shall effect the registration of the securities on Form F-3 as soon as possible. We have the right to defer filing of a registration statement for a period of not more than 60 days under certain conditions, but we cannot exercise the deferral right more than once for more than once during any twelve-month period and cannot register any other securities during such period. We are not obligated to effect more than two demand F-3 registrations within a twelve-month period.

        Expenses of Registration.    We will bear all registration expenses, other than underwriting discounts, selling commissions or special counsel of the selling holders applicable, incurred in connection with any demand, piggyback or F-3 registration.

        Termination of Obligations.    Our obligation to effect any demand, piggyback or Form F-3 registration shall terminate on the fifth anniversary of the closing of this offering, or, if, in the opinion of counsel to our company, all such registrable securities proposed to be sold by a holder may then be sold without registration in any ninety day period pursuant to Rule 144 promulgated under the Securities Act.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

[American Depositary Shares

                                , as depositary will issue the ADSs which you will be entitled to receive in this offering. Each ADS will represent an ownership interest in            ordinary shares which we will deposit with the custodian, as agent of the depositary, under the deposit agreement among ourselves, the depositary and yourself as an ADR holder. In the future, each ADS will also represent any securities, cash or other property deposited with the depositary but which they have not distributed directly to you. Unless specifically requested by you, all ADSs will be issued on the books of our depositary in book-entry form and periodic statements will be mailed to you which reflect your ownership interest in such ADSs. In our description, references to American depositary receipts or ADRs shall include the statements you will receive which reflect your ownership of ADSs.

        The depositary's office is located at                        .

        You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, by having an ADS registered in your name on the books of the depositary, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs through your broker or financial institution nominee, you must rely on the procedures of such broker or financial institution to assert the rights of an ADR holder described in this section. You should consult with your broker or financial institution to find out what those procedures are.

        As an ADR holder, we will not treat you as a shareholder of ours and you will not have any shareholder rights. Cayman Islands law governs shareholder rights. Because the depositary or its nominee will be the shareholder of record for the shares represented by all outstanding ADSs, shareholder rights rest with such record holder. Your rights are those of an ADR holder. Such rights derive from the terms of the deposit agreement to be entered into among us, the depositary and all registered holders from time to time of ADSs issued under the deposit agreement. The obligations of the depositary and its agents are also set out in the deposit agreement. Because the depositary or its nominee will actually be the registered owner of the shares, you must rely on it to exercise the rights of a shareholder on your behalf. The deposit agreement and the ADSs are governed by New York law.

        The following is a summary of what we believe to be the material terms of the deposit agreement. Notwithstanding this, because it is a summary, it may not contain all the information that you may otherwise deem important. For more complete information, you should read the entire deposit agreement and the form of ADR which contains the terms of your ADSs. You can read a copy of the deposit agreement which is filed as an exhibit to the registration statement of which this prospectus forms apart. You may also obtain a copy of the deposit agreement at the SEC's Public Reference Room which is located at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330. You may also find the registration statement and the attached deposit agreement on the SEC's website at http://www.sec.gov.

Share Dividends and Other Distributions

  How will I receive dividends and other distributions on the shares underlying my ADSs?

        We may make various types of distributions with respect to our securities. The depositary has agreed that, to the extent practicable, it will pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after converting any cash received into U.S. dollars and, in all cases, making any necessary deductions provided for in the deposit agreement. You will receive these distributions in proportion to the number of underlying securities that your ADSs represent.

        Except as stated below, the depositary will deliver such distributions to ADR holders in proportion to their interests in the following manner:

  •
  Cash.  The depositary will distribute any U.S. dollars available to it resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof (to the extent applicable), on an averaged or other practicable basis, subject to (i) appropriate adjustments for taxes withheld, (ii) such distribution being impermissible or impracticable with respect to certain registered ADR holders, and (iii) deduction of the depositary's expenses in (1) converting any foreign currency to U.S. dollars to the extent that it determines that such conversion may be made on a reasonable basis, (2) transferring foreign currency or U.S. dollars to the United States by such means as the depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (3) obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time and (4) making any sale by public or private means in any commercially reasonable manner. The depositary will hold any cash amounts it is unable to distribute in a non-interest-bearing account for the benefit of the applicable holders and beneficial owners of ADSs until the distribution can be effected or the funds that the depositary holds must be escheated as unclaimed property in accordance with the laws of the relevant states of the United States. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, you may lose some or all of the value of the distribution.

  •
  Shares.  In the case of a distribution in shares, the depositary will issue additional ADRs to evidence the number of ADSs representing such shares. Only whole ADSs will be issued. Any shares which would result in fractional ADSs will be sold and the net proceeds will be distributed in the same manner as cash to the ADR holders entitled thereto.

  •
  Rights to Receive Additional Shares.  In the case of a distribution of rights to subscribe for additional shares or other rights, if we provide evidence satisfactory to the depositary that it may lawfully distribute such rights, the depositary will distribute warrants or other instruments in the discretion of the depositary representing such rights. However, if we do not furnish such evidence, the depositary may:

  •
  sell such rights if practicable and distribute the net proceeds in the same manner as cash to the ADR holders entitled thereto; or

  •
  if it is not practicable to sell such rights, do nothing and allow such rights to lapse, in which case ADR holders will receive nothing.

        We have no obligation to file a registration statement under the Securities Act in order to make any rights available to ADR holders.

  •
  Other Distributions. In the case of a distribution of securities or property other than those described above, the depositary may either (i) distribute such securities or property in any manner it deems equitable and practicable or (ii) to the extent the depositary deems distribution of such securities or property not to be equitable and practicable, sell such securities or property and distribute any net proceeds in the same way it distributes cash.

        If the depositary determines that any distribution described above is not practicable with respect to any specific registered ADR holder, the depositary may choose any method of distribution that it deems practicable for such ADR holder, including the distribution of foreign currency, securities or property, or it may retain such items, without paying interest on or investing them, on behalf of the ADR holder as deposited securities, in which case the ADSs will also represent the retained items.

        Any U.S. dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents. Fractional cents will be withheld without liability and dealt with by the depositary in accordance with its then current practices.

        The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders.

        There can be no assurance that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, nor that any of such transactions can be completed within a specified time period.

Deposit, Withdrawal and Cancellation

  How does the depositary issue ADSs?

        The depositary will issue ADSs if you or your broker deposit shares or evidence of rights to receive shares with the custodian and pay the fees and expenses owing to the depositary in connection with such issuance. In the case of the ADSs to be issued under this prospectus, we will arrange with the underwriters named herein to deposit such shares.

        Shares deposited in the future with the custodian must be accompanied by certain delivery documentation and shall, at the time of such deposit, be registered in the name of                         , as depositary for the benefit of holders of ADRs or in such other name as the depositary shall direct.

        The custodian will hold all deposited shares (including those being deposited by or on our behalf in connection with the offering to which this prospectus relates) for the account of the depositary. ADR holders thus have no direct ownership interest in the shares and only have such rights as are contained in the deposit agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited shares. The deposited shares and any such additional items are referred to as "deposited securities".

        Upon each deposit of shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will issue an ADR or ADRs in the name or upon the order of the person entitled thereto evidencing the number of ADSs to which such person is entitled. All of the ADSs issued will, unless specifically requested to the contrary, be part of the depositary's direct registration system, and a registered holder will receive periodic statements from the depositary which will show the number of ADSs registered in such holder's name. An ADR holder can request that the ADSs not be held through the depositary's direct registration system and that a certificated ADR be issued.

  How do ADR holders cancel an ADS and obtain deposited securities?

        When you turn in your ADR certificate at the depositary's office, or when you provide proper instructions and documentation in the case of direct registration ADSs, the depositary will, upon payment of certain applicable fees, charges and taxes, deliver the underlying shares to you or upon your written order. At your risk, expense and request, the depositary may deliver deposited securities at such other place as you may request.

        The depositary may only restrict the withdrawal of deposited securities in connection with:

  •
  temporary delays caused by closing our transfer books or those of the depositary or the deposit of shares in connection with voting at a shareholders' meeting, or the payment of dividends;

  •
  the payment of fees, taxes and similar charges; or

  •
  compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of deposited securities.

        This right of withdrawal may not be limited by any other provision of the deposit agreement.

Record Dates

        The depositary may, after consultation with us if practicable, fix record dates for the determination of the registered ADR holders who will be entitled (or obligated, as the case may be):

  •
  to receive any distribution on or in respect of shares,

  •
  to give instructions for the exercise of voting rights at a meeting of holders of shares,

  •
  to pay the fee assessed by the depositary for administration of the ADR program and for any expenses as provided for in the ADR, or

  •
  to receive any notice or to act in respect of other matters all subject to the provisions of the deposit agreement.

Voting Rights

  How do I vote?

        If you are an ADR holder and the depositary asks you to provide it with voting instructions, you may instruct the depositary how to exercise the voting rights for the shares which underlie your ADSs. As soon as practicable after receiving notice of any meeting or solicitation of consents or proxies from us, the depositary will distribute to the registered ADR holders a notice stating such information as is contained in the voting materials received by the depositary and describing how you may instruct the depositary to exercise the voting rights for the shares which underlie your ADSs. For instructions to be valid, the depositary must receive them in the manner and on or before the date specified. No voting instructions may be deemed given to the depositary to give a discretionary proxy to a person designated by us if no instructions are received by the depositary from you on or before the response date established by the depositary. The depositary will try, as far as is practical, subject to the provisions of and governing the underlying shares or other deposited securities, to vote or to have its agents vote the shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct. The depositary will not itself exercise any voting discretion. Furthermore, neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote. Notwithstanding anything contained in the deposit agreement or any ADR, the depositary may, to the extent not prohibited by law or regulations, or by the requirements of the stock exchange on which the ADSs are listed, in lieu of distribution of the materials provided to the depositary in connection with any meeting of, or solicitation of consents or proxies from, holders of deposited securities, distribute to the registered holders of ADRs a notice that provides such holders with, or otherwise publicizes to such holders, instructions on how to retrieve such materials or receive such materials upon request (i.e., by reference to a website containing the materials for retrieval or a contact for requesting copies of the materials).

        [Under our constituent documents the depositary would be able to provide us with voting instructions without having to personally attend meetings in person or by proxy. Such voting instructions may be provided to us via facsimile, email, mail, courier or other recognized form of delivery and we agree to accept any such delivery so long as it is timely received prior to the meeting. We will endeavor to provide the depositary with written notice of each meeting of shareholders promptly after determining the date of such meeting so as to enable it to solicit and receive voting instructions. In general, the depositary will require that voting instructions be received by the depositary no less than five business days prior to the date of each meeting of shareholders. Under the post-offering memorandum and articles of association that we expect to adopt, the minimum notice period required to convene a general meeting is seven days. The depositary may not have sufficient time to solicit voting instructions, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.]

        Notwithstanding the above, we have advised the depositary that under the Cayman Islands law and our constituent documents, each as in effect as of the date of the deposit agreement, voting at any meeting of shareholders is by show of hands unless a poll is (before or on the declaration of the results of the show of hands) demanded. In the event that voting on any resolution or matter is conducted on a show of hands basis in accordance with our constituent documents, the depositary will refrain from voting and the voting instructions (or the deemed voting instructions, as set out above) received by the depositary from holders shall lapse. The depositary will not demand a poll or join in demanding a poll, whether or not requested to do so by holders of ADSs.

        There is no guarantee that you will receive voting materials in time to instruct the depositary to vote and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

Reports and Other Communications

  Will ADR holders be able to view our reports?

        The depositary will make available for inspection by ADR holders at the offices of the depositary and the custodian the deposit agreement, the provisions of or governing deposited securities, and any written communications from us which are both received by the custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities.

        Additionally, if we make any written communications generally available to holders of our shares, and we furnish copies thereof (or English translations or summaries) to the depositary, it will distribute the same to registered ADR holders.

Fees and Expenses

  What fees and expenses will I be responsible for paying?

        The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADRs are cancelled or reduced for any other reason, US$5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distribution prior to such deposit to pay such charge.

        The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADRs or the deposited securities or a distribution of ADSs), whichever is applicable:

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  a fee of US$            per ADR or ADRs for transfers of certificated or direct registration ADRs;

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  a fee of up to US$            per ADS for any cash distribution made pursuant to the deposit agreement;

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  a fee of up to US$            per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

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  reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of the depositary's agents (including, without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the delivery of deposited securities or otherwise in connection with the depositary's or its custodian's compliance with applicable law, rule or regulation (which charge shall be assessed on a proportionate basis against holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);

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  a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares and there would be a fee of five cents per ADS outstanding);

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  stock transfer or other taxes and other governmental charges;

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  cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of shares;

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  transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and

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  expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars.

        We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The charges described above may be amended from time to time by agreement between us and the depositary.

        Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and exchange application and listing fees. Neither the depositary nor we can determine the exact amount to be made available to us because (i) the number of ADSs that will be issued and outstanding, (ii) the level of fees to be charged to holders of ADSs and (iii) our reimbursable expenses related to the ADR program are not known at this time. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary will generally set off the amounts owing from distributions made to holders of ADSs. If, however, no distribution exists and payment owing is not timely received by the depositary, the depositary may refuse to provide any further services to holders that have not paid those fees and expenses owing until such fees and expenses have been paid. At the discretion of the depositary, all fees and charges owing under the deposit agreement are due in advance and/or when declared owing by the depositary.

Payment of Taxes

        ADR holders must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If an ADR holder owes any tax or other governmental charge, the depositary may (i) deduct the amount thereof from any cash distributions, or (ii) sell deposited securities (by public or private sale) and deduct the amount owing from the net proceeds of such sale. In either case the ADR holder remains liable for any shortfall. Additionally, if any taxes or other governmental charges (including any penalties and/or interest) shall become payable by or on behalf of the custodian or the depositary with respect to any ADR, any deposited securities represented by the ADSs evidenced thereby or any distribution thereon, including, without limitation, any Chinese Enterprise Income Tax owing if the Circular Guoshuifa [2009] No. 82 issued by the SAT or any other circular, edict, order or ruling, as issued and as from time to time amended, is applied or otherwise, such tax or other governmental charge shall be paid by the holder thereof to the depositary. and by holding or having held an ADR the holder and all prior holders thereof, jointly and severally, agree to indemnify, defend and save harmless each of the depositary and its agents in respect thereof. If any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or combination of deposited securities or withdrawal of deposited securities until such payment is made. If any tax or governmental charge is required to be withheld on any cash distribution, the depositary may deduct the amount required to be withheld from any cash distribution or, in the case of a non-cash distribution, sell the distributed property or securities (by public or private sale) to pay such taxes and distribute any remaining net proceeds to the ADR holders entitled thereto.

        By holding an ADR or an interest therein, you will be agreeing to indemnify us, the depositary, its custodian and any of our or their respective directors, employees, agents and affiliates against, and hold each of them harmless from, any claims by any governmental authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes, reduced rate of withholding at source or other tax benefit obtained.

Reclassifications, Recapitalizations and Mergers

        If we take certain actions that affect the deposited securities, including (i) any change in par value, split-up, consolidation, cancellation or other reclassification of deposited securities or (ii) any distributions not made to holders of ADRs or (iii) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of our assets, then the depositary may choose to:

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  amend the form of ADR;

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  distribute additional or amended ADRs;

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  distribute cash, securities or other property it has received in connection with such actions;

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  sell any securities or property received and distribute the proceeds as cash; or

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  none of the above.

        If the depositary does not choose any of the above options, any of the cash, securities or other property it receives will constitute part of the deposited securities and each ADS will then represent a proportionate interest in such property.

Amendment and Termination

  How may the deposit agreement be amended?

        We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. ADR holders must be given at least [30] days' notice of any amendment that imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or otherwise prejudices any substantial existing right of ADR holders. Such notice need not describe in detail the specific amendments effectuated thereby, but must give ADR holders a means to access the text of such amendment. If an ADR holder continues to hold an ADR or ADRs after being so notified, such ADR holder is deemed to agree to such amendment and to be bound by the deposit agreement as so amended. Notwithstanding the foregoing, if any governmental body or regulatory body should adopt new laws, rules or regulations which would require amendment or supplement of the deposit agreement or the form of ADR to ensure compliance therewith, we and the depositary may amend or supplement the deposit agreement and the ADR at any time in accordance with such changed laws, rules or regulations, which amendment or supplement may take effect before a notice is given or within any other period of time as required for compliance. No amendment, however, will impair your right to surrender your ADSs and receive the underlying securities, except in order to comply with mandatory provisions of applicable law.

  How may the deposit agreement be terminated?

        The depositary may, and shall at our written direction, terminate the deposit agreement and the ADRs by mailing notice of such termination to the registered holders of ADRs at least [30] days prior to the date fixed in such notice for such termination; provided, however, if the depositary shall have (i) resigned as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders unless a successor depositary shall not be operating under the deposit agreement within [45] days of the date of such resignation, and (ii) been removed as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders of ADRs unless a successor depositary shall not be operating under the deposit agreement on the [90]th day after our notice of removal was first provided to the depositary. After termination, the depositary's only responsibility will be (i) to deliver deposited securities to ADR holders who surrender their ADRs, and (ii) to hold or sell distributions received on deposited securities. As soon as practicable after the expiration of six months from the termination date, the depositary will sell the deposited securities which remain and hold the net proceeds of such sales (as long as it may lawfully do so), without liability for interest, in trust for the ADR holders who have not yet surrendered their ADRs. After making such sale, the depositary shall have no obligations except to account for such proceeds and other cash.

Limitations on Obligations and Liability to ADS Holders

  Limits on our obligations and the obligations of the depositary; limits on liability to ADR holders and holders of ADSs

        Prior to the issue, registration, registration of transfer, split-up, combination, or cancellation of any ADRs, or the delivery of any distribution in respect thereof, and from time to time, we or the depositary or its custodian may require:

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  payment with respect thereto of (i) any stock transfer or other tax or other governmental charge, (ii) any stock transfer or registration fees in effect for the registration of transfers of shares or other deposited securities upon any applicable register and (iii) any applicable fees and expenses described in the deposit agreement;

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  the production of proof satisfactory to it of (i) the identity of any signatory and genuineness of any signature and (ii) such other information, including without limitation, information as to citizenship, residence, exchange control approval, beneficial ownership of any securities, compliance with applicable law, regulations, provisions of or governing deposited securities and terms of the deposit agreement and the ADRs, as it may deem necessary or proper; and

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  compliance with such regulations as the depositary may establish consistent with the deposit agreement.

        The issuance of ADRs, the acceptance of deposits of shares, the registration, registration of transfer, split-up or combination of ADRs or the withdrawal of shares, may be suspended, generally or in particular instances, when the ADR register or any register for deposited securities is closed or when any such action is deemed advisable by the depositary; provided that the ability to withdrawal shares may only be limited under the following circumstances: (i) temporary delays caused by closing transfer books of the depositary or our transfer books or the deposit of shares in connection with voting at a shareholders' meeting, or the payment of dividends, (ii) the payment of fees, taxes, and similar charges, and (iii) compliance with any laws or governmental regulations relating to ADRs or to the withdrawal of deposited securities.

        The deposit agreement expressly limits the obligations and liability of the depositary, ourselves and our respective agents. Neither we nor the depositary nor any such agent will be liable if:

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  any present or future law, rule, regulation, fiat, order or decree of the United States, the Cayman Islands, the People's Republic of China or any other country, or of any governmental or regulatory authority or securities exchange or market or automated quotation system, the provisions of or governing any deposited securities, any present or future provision of our charter, any act of God, war, terrorism or other circumstance beyond our, the depositary's or our respective agents' control shall prevent or delay, or shall cause any of them to be subject to any civil or criminal penalty in connection with, any act which the deposit agreement or the ADRs provide shall be done or performed by us, the depositary or our respective agents (including, without limitation, voting);

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  it exercises or fails to exercise discretion under the deposit agreement or the ADR;

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  it performs its obligations under the deposit agreement and ADRs without gross negligence or bad faith;

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  it takes any action or refrains from taking any action in reliance upon the advice of or information from legal counsel, accountants, any person presenting shares for deposit, any registered holder of ADRs, or any other person believed by it to be competent to give such advice or information; or

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  it relies upon any written notice, request, direction or other document believed by it to be genuine and to have been signed or presented by the proper party or parties.

        Neither the depositary nor its agents have any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs. We and our agents shall only be obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs, which in our opinion may involve us in expense or liability, if indemnity satisfactory to us against all expense (including fees and disbursements of counsel) and liability is furnished as often as may be required. The depositary and its agents may fully respond to any and all demands or requests for information maintained by or on its behalf in connection with the deposit agreement, any registered holder or holders of ADRs, any ADRs or otherwise related to the deposit agreement or ADRs to the extent such information is requested or required by or pursuant to any lawful authority, including without limitation laws, rules, regulations, administrative or judicial process, banking, securities or other regulators. The depositary shall not be liable for the acts or omissions made by any securities depository, clearing agency or settlement system in connection with or arising out of book-entry settlement of deposited securities or otherwise. Furthermore, the depositary shall not be responsible for, and shall incur no liability in connection with or arising from, the insolvency of any custodian that is not a branch or affiliate of            . The depositary and the custodian(s) may use third party delivery services and providers of information regarding matters such as pricing, proxy voting, corporate actions, class action litigation and other services in connection with the ADRs and the deposit agreement, and use local agents to provide extraordinary services such as attendance at annual meetings of issuers of securities. Although the depositary and the custodian will use reasonable care (and cause their agents to use reasonable care) in the selection and retention of such third party providers and local agents, they will not be responsible for any errors or omissions made by them in providing the relevant information or services.

        Additionally, none of us, the depositary or the custodian shall be liable for the failure by any registered holder of ADRs or beneficial owner therein to obtain the benefits of credits on the basis of non-U.S. tax paid against such holder's or beneficial owner's income tax liability. Neither we nor the depositary shall incur any liability for any tax consequences that may be incurred by holders or beneficial owners on account of their ownership of ADRs or ADSs.

        Neither the depositary nor its agents will be responsible for any failure to carry out any instructions to vote any of the deposited securities, for the manner in which any such vote is cast or for the effect of any such vote. Neither the depositary nor any of its agents shall be liable to registered holders of ADRs or beneficial owners of interests in ADSs for any indirect, special, punitive or consequential damages (including, without limitation, lost profits) of any form incurred by any person or entity, whether or not foreseeable and regardless of the type of action in which such a claim may be brought.

        The deposit agreement provides that, to the extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable case law. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

        The depositary may own and deal in any class of our securities and in ADSs.

Disclosure of Interest in ADSs

        To the extent that the provisions of or governing any deposited securities may require disclosure of or impose limits on beneficial or other ownership of deposited securities, other shares and other securities and may provide for blocking transfer, voting or other rights to enforce such disclosure or limits, you agree to comply with all such disclosure requirements and ownership limitations and to comply with any reasonable instructions we may provide in respect thereof. We reserve the right to instruct you to deliver your ADSs for cancellation and withdrawal of the deposited securities so as to permit us to deal with you directly as a holder of shares and, by holding an ADS or an interest therein, you will be agreeing to comply with such instructions.

Books of Depositary

        The depositary or its agent will maintain a register for the registration, registration of transfer, combination and split-up of ADRs, which register shall include the depositary's direct registration system. Registered holders of ADRs may inspect such records at the depositary's office at all reasonable times, but solely for the purpose of communicating with other holders in the interest of the business of our company or a matter relating to the deposit agreement. Such register may be closed from time to time, when deemed expedient by the depositary.

        The depositary will maintain facilities for the delivery and receipt of ADRs.

Pre-release of ADSs

        In its capacity as depositary, the depositary shall not lend shares or ADSs; provided, however, that the depositary may issue ADSs prior to the receipt of shares (each such transaction a "pre-release"). The depositary may receive ADSs in lieu of shares (which ADSs will promptly be canceled by the depositary upon receipt by the depositary). Each such pre-release will be subject to a written agreement whereby the person or entity (the "applicant") to whom ADSs are to be delivered (a) represents that at the time of the pre-release the applicant or its customer owns the shares that are to be delivered by the applicant under such pre-release, (b) agrees to indicate the depositary as owner of such shares in its records and to hold such shares in trust for the depositary until such shares are delivered to the depositary or the custodian, (c) unconditionally guarantees to deliver to the depositary or the custodian, as applicable, such shares, and (d) agrees to any additional restrictions or requirements that the depositary deems appropriate. Each such pre-release will be at all times fully collateralized with cash, U.S. government securities or such other collateral as the depositary deems appropriate, terminable by the depositary on not more than five (5) business days' notice and subject to such further indemnities and credit regulations as the depositary deems appropriate. The depositary will normally limit the number of ADSs involved in such pre-release at any one time to thirty percent (30%) of the ADSs outstanding (without giving effect to pre-released ADSs outstanding), provided, however, that the depositary reserves the right to change or disregard such limit from time to time as it deems appropriate. The depositary may also set limits with respect to the number of ADSs involved in pre-release with any one person on a case-by-case basis as it deems appropriate. The depositary may retain for its own account any compensation received by it in conjunction with the foregoing. Collateral provided in connection with pre-release transactions, but not the earnings thereon, shall be held for the benefit of the registered holders of ADRs (other than the applicant).

Appointment

        In the deposit agreement, each registered holder of ADRs and each person holding an interest in ADSs, upon acceptance of any ADSs (or any interest therein) issued in accordance with the terms and conditions of the deposit agreement will be deemed for all purposes to:

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  be a party to and bound by the terms of the deposit agreement and the applicable ADR or ADRs, and

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  appoint the depositary its attorney-in-fact, with full power to delegate, to act on its behalf and to take any and all actions contemplated in the deposit agreement and the applicable ADR or ADRs, to adopt any and all procedures necessary to comply with applicable laws and to take such action as the depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of the deposit agreement and the applicable ADR and ADRs, the taking of such actions to be the conclusive determinant of the necessity and appropriateness thereof.

Governing Law

        The deposit agreement and the ADRs shall be governed by and construed in accordance with the laws of the State of New York. In the deposit agreement, we have submitted to the jurisdiction of the courts of the State of New York and appointed an agent for service of process on our behalf. Notwithstanding the foregoing, any action based on the deposit agreement or the transactions contemplated thereby may be instituted by the depositary and holders in any competent court in the Cayman Islands, Hong Kong, the People's Republic of China and/or the United States or through the commencement of an English language arbitration either in New York, New York in accordance with the Commercial Arbitration Rules of the American Arbitration Association or in Hong Kong following the arbitration rules of the United Nations Commission on International Trade Law (UNCITRAL).]

 SHARES ELIGIBLE FOR FUTURE SALES

        Upon completion of this offering, we will have            ADSs outstanding, representing approximately        % of our outstanding ordinary shares, assuming the underwriters do not exercise their over-allotment option. All of the ADSs sold in this offering will be freely transferable by persons other than by our "affiliates" without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs. We intend to apply to list the ADSs on the [New York Stock Exchange/Nasdaq Stock Market], but we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

Lock-up Agreements

        [We have agreed, subject to certain exceptions, for a period of [180 days] after the date of this prospectus, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, lend or otherwise dispose of, except in this offering, any of our ordinary shares or ADSs or any securities convertible into or exercisable or exchangeable for such ordinary shares or ADSs, without the prior written consent of            (the "Lock-up Release Parties").                        .

        Furthermore, [each of our officers, directors and existing shareholders and certain option holders] has also entered into a similar lock-up agreement for a period of [180 days] from the date of this prospectus, subject to certain exceptions, with respect to our ordinary shares or ADSs or any securities convertible into or exercisable or exchangeable for such ordinary shares or ADSs. ordinary shares or ADSs or any securities convertible into or exercisable or exchangeable for such ordinary shares or ADSs [These restrictions also apply to any ADSs acquired by our directors and executive officers in the offering pursuant to the directed share program, if any.] These parties collectively own all of our outstanding ordinary shares, without giving effect to this offering.

        The restrictions described in the preceding paragraphs will be automatically extended under certain circumstances. See "Underwriting."

        Other than this offering, we are not aware of any plans by any significant shareholders to dispose of significant numbers of our ADSs or ordinary shares. However, one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for our ADSs or ordinary shares may dispose of significant numbers of our ADSs or ordinary shares in the future. We cannot predict what effect, if any, future sales of our ADSs or ordinary shares, or the availability of ADSs or ordinary shares for future sale, will have on the trading price of our ADSs from time to time. Sales of substantial amounts of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of our ADSs.]

Rule 144

        All of our ordinary shares that will be outstanding upon the completion of this offering, other than those ordinary shares sold in this offering, are "restricted securities" as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act. In general, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who at the time of a sale is not, and has not been during the three months preceding the sale, an affiliate of ours and has beneficially owned our restricted securities for at least six months will be entitled to sell the restricted securities without registration under the Securities Act, subject only to the availability of current public information about us, and will be entitled to sell restricted securities beneficially owned for at least one year without restriction. Persons who are our affiliates and have beneficially owned our restricted securities for at least six months may sell a number of restricted securities within any three-month period that does not exceed the greater of the following:

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  1% of the then outstanding ordinary shares of the same class, in the form of ADSs or otherwise, which immediately after this offering will equal            ordinary shares, assuming the underwriters do not exercise their over-allotment option; or

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  the average weekly trading volume of our ordinary shares of the same class, in the form of ADSs or otherwise, during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

        Sales by our affiliates under Rule 144 are also subject to certain requirements relating to manner of sale, notice and the availability of current public information about us.

Rule 701

        In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell those ordinary shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

 TAXATION

        The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this registration statement, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the People's Republic of China and the United States.

Cayman Islands Taxation

        The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

People's Republic of China Taxation

        Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with "de facto management body" within the PRC is considered a resident enterprise. The implementation rules define the term "de facto management body" as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the SAT issued Circular 82, which provides certain specific criteria for determining whether the "de facto management body" of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation's general position on how the "de facto management body" text should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its "de facto management body" in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise's financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise's primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

        We believe that 9F Inc. is not a PRC resident enterprise for PRC tax purposes. 9F Inc. is not controlled by a PRC enterprise or PRC enterprise group and we do not believe that 9F Inc. meets all of the conditions above. 9F Inc. is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. In addition, we are not aware of any offshore holding companies with a similar corporate structure as ours ever having been deemed a PRC "resident enterprise" by the PRC tax authorities. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term "de facto management body."

        If the PRC tax authorities determine that 9F Inc. is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of 9F Inc. would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that 9F Inc. is treated as a PRC resident enterprise. See "Risk Factors—Risks Related to Doing Business in China and Hong Kong—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders."

        Provided that our Cayman Islands holding company, 9F Inc., is not deemed to be a PRC resident enterprise, holders of our ADSs and ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares or ADSs. However, under SAT Public Notice 7 and SAT Bulletin 37, where a non-resident enterprise conducts an "indirect transfer" by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets may report to the relevant tax authority such indirect transfer. Using a "substance over form" principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferor obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under SAT Public Notice 7 and SAT Bulletin 37, and we may be required to expend valuable resources to comply with SAT Public Notice 7 and SAT Bulletin 37, or to establish that we should not be taxed under these circulars. See "Risk Factors—Risks Related to Doing Business in China and Hong Kong—We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies."

United States Federal Income Taxation

        The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that acquires our ADSs in this offering and holds our ADSs or ordinary shares as "capital assets" (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, or the IRS, with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, and alternative minimum tax considerations, any withholding or information reporting requirements, or any state, local and non-U.S. tax considerations relating to the ownership or disposition of our ADSs or ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

  •
  banks and other financial institutions;

  •
  insurance companies;

  •
  pension plans;

  •
  cooperatives;

  •
  regulated investment companies;

  •
  real estate investment trusts;

  •
  broker-dealers;

  •
  traders that elect to use a mark-to-market method of accounting;

  •
  certain former U.S. citizens or long-term residents;

  •
  tax-exempt entities (including private foundations);

  •
  holders who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation;

  •
  investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

  •
  persons holding their ADSs or ordinary shares in connection with a trade or business outside the United States;

  •
  persons that actually or constructively own 10% or more of our stock (by vote or value);

  •
  investors required to accelerate the recognition of any item of gross income with respect to their ADSs or ordinary shares as a result of such income being recognized on an applicable financial statement;

  •
  investors that have a functional currency other than the U.S. dollar;

  •
  partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding ADSs or ordinary shares through such entities,

all of whom may be subject to tax rules that differ significantly from those discussed below.

        Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of our ADSs or ordinary shares.

General

        For purposes of this discussion, a "U.S. Holder" is a beneficial owner of our ADSs or ordinary shares that is, for U.S. federal income tax purposes:

  •
  an individual who is a citizen or resident of the United States;

  •
  a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the law of, the United States or any state thereof or the District of Columbia;

  •
  an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

  •
  a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

        If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or ordinary shares and their partners are urged to consult their tax advisors regarding an investment in our ADSs or ordinary shares.

        For U.S. federal income tax purposes, it is generally expected that a U.S. Holder of ADSs will be treated as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. Holder of our ADSs will be treated in this manner. Accordingly, deposits or withdrawals of ordinary shares for ADSs will generally not be subject to U.S. federal income tax.

Passive Foreign Investment Company Considerations

        A non-U.S. corporation, such as our company, will be a PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of "passive" income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company's goodwill and other unbooked intangibles are generally taken into account in determining the Company's asset value. Passive income generally includes, among other things, dividends, interest and income equivalent to interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

        Although the law in this regard is not entirely clear, we treat our variable interest entity and its subsidiaries as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with these entities. As a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of the variable interest entity for U.S. federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable year.

        Assuming that we are the owner of our variable interest entity (and its subsidiaries) for United States federal income tax purposes, and based upon our current and expected income and assets (including goodwill and taking into account the expected proceeds from this offering) and the expected market price of the ADSs following this offering, we do not expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Because there are uncertainties in the application of the relevant rules, the IRS may challenge our classification of our income from loan facilitation, and the goodwill attributable thereto, as non-passive which may result in our being or becoming a PFIC in the current or subsequent years. Fluctuations in the market price of our ADSs may cause us to be or become a PFIC for the current or future taxable years because the value of our assets for the purpose of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account the expected cash proceeds and our anticipated market capitalization following this offering. If our market capitalization is less than anticipated or subsequently declines, we may be or become a PFIC for the current taxable year or future taxable years. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming a PFIC may substantially increase.

        If we are a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, the PFIC rules discussed below under "Passive Foreign Investment Company Rules" generally will apply to such U.S. Holder for such taxable year, and unless the U.S. Holder makes certain elections, will apply in future years even if we cease to be a PFIC.

        The discussion below under "Dividends" and "Sale or Other Disposition" is written on the basis that we will not be or become a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply generally if we are a PFIC are discussed below under "Passive Foreign Investment Company Rules."

Dividends

        Any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary bank, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a "dividend" for U.S. federal income tax purposes. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.

        Individuals and other non-corporate U.S. Holders will be subject to tax at the lower capital gains tax rate applicable to "qualified dividend income," provided that certain conditions are satisfied, including that (i) the ADSs or ordinary shares on which the dividends are paid are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefit of the United States-PRC income tax treaty, (ii) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend is paid or the preceding taxable year, and (iii) certain holding period and other requirements are met. We intend to list the ADSs on the [NYSE/Nasdaq Stock Market]. Provided this listing is approved, we believe that the ADSs will generally be considered to be readily tradable on an established securities market in the United States. There can be no assurance that the ADSs will continue to be considered readily tradable on an established securities market in later years. Because the ordinary shares will not be listed on a U.S. exchange, we do not believe that dividends received with respect to ordinary shares that are not represented by ADSs will be treated as qualified dividends. U.S. Holders are urged to consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.

        In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see "Taxation—People's Republic of China Taxation"), we may be eligible for the benefits of the United States-PRC income tax treaty. If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by the ADSs, and regardless of whether our ADSs are readily tradable on an established securities market in the United States, would be eligible for the reduced rates of taxation applicable to qualified dividend income, as described in the preceding paragraph subject to applicable limitations described in (2) and (3) of the preceding paragraph.

        For U.S. foreign tax credit purposes, dividends paid on our ADSs or ordinary shares generally will be treated as income from foreign sources and generally will constitute passive category income. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on the ADSs or ordinary shares (see "Taxation—People's Republic of China Taxation"). Depending on the U.S. Holder's particular facts and circumstances and subject to a number of complex conditions and limitations, PRC withholding taxes on dividends not in excess of any applicable rate under the income tax treaty between the United States and the PRC may be treated as foreign taxes eligible for credit against a U.S. Holder's U.S. federal income tax liability. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for U.S. federal income tax purposes in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and each U.S. Holder is urged to consult its tax advisor regarding the availability of the foreign tax credit under its particular circumstances.

Sale or Other Disposition

        A U.S. Holder will generally recognize gain or loss upon the sale or other disposition of our ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder's adjusted tax basis in such ADSs or ordinary shares. The gain or loss will generally be capital gain or loss. Individuals and other non-corporate U.S. Holders who have held the ADS or ordinary shares for more than one year will generally be eligible for reduced tax rates. The deductibility of a capital loss may be subject to limitations. Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which will generally limit the availability of foreign tax credits. However, in the event that we are deemed to be a PRC resident enterprise and gain from the disposition of the ADSs or ordinary shares is subject to PRC taxation, a U.S. Holder that is eligible for the benefits of the United States-PRC income tax treaty may be able to elect to treat such gain as PRC source income. If a U.S. Holder is not eligible for the benefits of the United States-PRC income tax treaty, or fails to make the election to treat any gain as foreign source, then such U.S. Holder may not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or ordinary shares unless such credit can be applied (subject to applicable limitations) against United States federal income tax due on other income derived from foreign sources in the same income category (generally, the passive category). Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of the ADSs or ordinary shares, including the availability of the foreign tax credit under its particular circumstances.

Passive Foreign Investment Company Rules

        If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder's holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition of ADSs or ordinary shares. Under the PFIC rules:

  •
  the excess distribution or gain will be allocated ratably over the U.S. Holder's holding period for the ADSs or ordinary shares;

  •
  the amount allocated to the current taxable year and any taxable years in the U.S. Holder's holding period prior to the first taxable year in which we are a PFIC (each, a "pre-PFIC year"), will be taxable as ordinary income;

  •
  the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

  •
  the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

        If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares and any of our subsidiaries, our variable interest entity or any of the subsidiaries of our variable interest entity is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries, our variable interest entity or any of the subsidiaries of our variable interest entity.

        As an alternative to the foregoing rules, a U.S. Holder of "marketable stock" (as defined below) in a PFIC may make a mark-to-market election with respect to such stock. If a U.S. Holder makes this election with respect to our ADSs, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss in each such taxable year the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder's adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of our ADSs and we cease to be a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

        The mark-to-market election is available only for "marketable stock," which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable United States Treasury regulations. Our ADSs, but not our ordinary shares, will be treated as traded on a qualified exchange or other market upon their listing on the [NYSE/Nasdaq Stock Market]. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard.

        Because a mark-to-market election cannot technically be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder's indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

        We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections, which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

        If a U.S. Holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. You should consult your tax advisor regarding the U.S. federal income tax consequences of owning and disposing of our ADSs or ordinary shares if we are or become a PFIC.

  Information Reporting

        Certain U.S. Holders are required to report information to the IRS relating to an interest in "specified foreign financial assets," including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds US$50,000 (or a higher dollar amount prescribed by the IRS), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a United States financial institution). These rules also impose penalties if a U.S. Holder is required to submit such information to the IRS and fails to do so.

        In addition, U.S. Holders may be subject to information reporting to the IRS with respect to dividends on and proceeds from the sale or other disposition of our ADSs or ordinary shares. Each U.S. Holder is advised to consult with its tax advisor regarding the application of the United States information reporting rules to their particular circumstances.

UNDERWRITING

        Subject to the terms and conditions set forth in the underwriting agreement, dated            , among us[, the selling shareholders, and the underwriters named below, for whom J.P. Morgan Securities LLC, Credit Suisse Securities (USA) LLC, Goldman Sachs (Asia) L.L.C. and Morgan Stanley & Co. LLC are acting as the representatives, we [and the selling shareholders] have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us [and the selling shareholders], the respective number of ADSs shown opposite its name below:

Underwriter	Number of ADSs
J.P. Morgan Securities LLC
Credit Suisse Securities (USA) LLC
Goldman Sachs (Asia) L.L.C.
Morgan Stanley & Co. LLC

Total

        The underwriting agreement provides that the obligations of the several underwriters are subject to certain conditions precedent such as the receipt by the underwriters of officers' certificates and legal opinions and approval of certain legal matters by their counsel. The underwriting agreement provides that the underwriters will purchase all of the ADSs if any of them are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated. We [and the selling shareholder] have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

        The underwriters have advised us that, following the completion of this offering, they currently intend to make a market in the ADSs as permitted by applicable laws and regulations. However, the underwriters are not obligated to do so, and the underwriters may discontinue any market-making activities at any time without notice in their sole discretion. Accordingly, no assurance can be given as to the liquidity of the trading market for the ADSs, that you will be able to sell any of the ADSs held by you at a particular time or that the prices that you receive when you sell will be favorable.

        The underwriters are offering the ADSs subject to their acceptance of the ADSs from us [and the selling shareholders] and subject to prior sale. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

        Certain of the underwriters are not broker-dealers registered with the SEC. Therefore, to the extent they intend to make any offers or sales of ADSs in the United States, they will do so only through one or more registered broker-dealers in compliance with applicable securities law and regulations, and FINRA rules. Goldman Sachs (Asia) L.L.C. will offer ADSs in the United States through its SEC-registered broker-dealer affiliate in the United States, Goldman Sachs & Co.

        The address of J.P. Morgan Securities LLC is 383 Madison Avenue, New York, New York 10179, United States of America. The address of Credit Suisse Securities (USA) LLC is Eleven Madison Avenue, New York, New York 10010, United States of America. The address of Goldman Sachs (Asia) L.L.C. is 68th Floor, Cheung Kong Center, 2 Queens Road, Central, Hong Kong. The address of Morgan Stanley & Co. LLC is 1585 Broadway, New York, New York 10036.

Option to Purchase Additional ADSs

        We [and the selling shareholder] have granted to the underwriters an option, exercisable for [30] days from the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of ADSs from us [and ADSs from the selling shareholders] at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. If the underwriters exercise this option, each underwriter will be severally and not jointly obligated, subject to specified conditions, to purchase a number of additional ADSs proportionate to that underwriter's initial purchase commitment as indicated in the table above. This option may be exercised only if the underwriters sell more ADSs than the total number set forth on the cover page of this prospectus.

Commission and Expenses

        The underwriters have advised us that they propose to offer the ADSs to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers, which may include the underwriters, at that price less a concession not in excess of US$            per ADS. After the offering, the initial public offering price, concession and reallowance to dealers may be reduced by the underwriters. No such reduction will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

        The following table shows the public offering price, the underwriting discounts and commissions that we [and the selling shareholders] are to pay the underwriters and the proceeds, before expenses, to us [and the selling shareholders] in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional ADSs.

	Per ADS		Total
	Without Option to Purchase Additional ADSs	With Option to Purchase Additional ADSs	Without Option to Purchase Additional ADSs	With Option to Purchase Additional ADSs
Public offering price	US$	US$	US$	US$
Underwriting discounts and commissions paid by us	US$	US$	US$	US$
Proceeds to us, before expenses	US$	US$	US$	US$
[Underwriting discounts and commissions paid by the selling shareholders]	US$	US$	US$	US$
[Proceeds to the selling shareholders, before expenses]	US$	US$	US$	US$

        We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately US$            . [We estimate expenses payable by the selling shareholders in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately US$            .] [We have also agreed to reimburse the underwriters for certain fees and expenses up to US$            in connection with this offering. Such reimbursements are deemed underwriter compensation by FINRA.]

Determination of Offering Price

        Prior to this offering, there has not been a public market for our ADSs. Consequently, the initial public offering price for our ADSs will be determined by negotiations between us and the representative. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the underwriters believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

        We offer no assurances that the initial public offering price will correspond to the price at which the ADSs will trade in the public market subsequent to the offering or that an active trading market for the ADSs will develop and continue after the offering.

Listing

        We [intend to apply/have applied] to have the ADSs listed on the [New York Stock Exchange/Nasdaq Stock Market] under the trading symbol "JFG"

Stamp Taxes

        If you purchase ADSs offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Lock-Up Agreements

        Without the prior written consent of                  (the "Lock-up Release Parties"), we, [our officers, directors, existing shareholders [including selling shareholders] and certain option holders] have agreed, subject to certain exceptions, not to directly or indirectly during the period ending [180 days] after the date of this prospectus (the "lock-up" period"), (i) issue, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, any ordinary shares or ADSs or any securities convertible into or exercisable or exchangeable for such ordinary shares or ADSs or enter into a transaction which would have the same effect; (ii) enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares or ADSs; (iii) establish or increase a put equivalent position or liquidate or decrease a call equivalent position in the ordinary shares or ADSs within the meaning of Section 16 of the Exchange Act; (iv) file any registration statement with the SEC relating to the offering of any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs; or (v) publicly disclose the intention to make any offer, sale, pledge, disposition or filing, in each case regardless of whether any such transaction described above is to be settled by delivery of ordinary shares, ADSs, or such other securities, in cash or otherwise. [These restrictions also apply to any ADSs acquired by our executive officers, directors and shareholders in this offering pursuant to the directed share program.]

        The Lock-up Release Parties may, in their sole discretion and at any time or from time to time before the termination of the lock-up period release all or any portion of the securities subject to lock-up agreements. There are currently no existing agreements between the underwriters and any of our shareholders who will execute a lock-up agreement, providing consent to the sale of ADSs prior to the expiration of the lock-up period.

        In addition, through a letter agreement, we will instruct            as depositary, not to accept any deposit of any ordinary shares or deliver any ADSs until after 180 days following the date of this prospectus unless we consent to such deposit or issuance. We will not provide such consent without the prior written consent of the Lock-up Release Parties. The foregoing does not affect the right of ADS holders to cancel their ADSs and withdraw the underlying ordinary shares.

Stabilization

        The underwriters have advised us that they, pursuant to Regulation M under the Exchange Act, as amended, and certain persons participating in the offering may engage in short sale transactions, stabilizing transactions, syndicate covering transactions or the imposition of penalty bids in connection with this offering. These activities may have the effect of stabilizing or maintaining the market price of the ADSs at a level above that which might otherwise prevail in the open market. Establishing short sales positions may involve either "covered" short sales or "naked" short sales.

        "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional ADSs in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional ADSs or purchasing the ADSs in the open market. In determining the source of ADSs to close out the covered short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase ADSs through the option to purchase additional ADSs.

        "Naked" short sales are sales in excess of the option to purchase additional ADSs. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in this offering.

        A stabilizing bid is a bid for the purchase of ADSs on behalf of the underwriters for the purpose of fixing or maintaining the price of the ADSs. A syndicate covering transaction is the bid for or the purchase of ADSs on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. Similar to other purchase transactions, the underwriter's purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our ADSs or preventing or retarding a decline in the market price of our ADSs. As a result, the price of our ADSs may be higher than the price that might otherwise exist in the open market. A penalty bid is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to a syndicate member in connection with the offering if the ADSs originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member.

        None of we, [the selling shareholders] or any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the ADSs. The underwriters are not obligated to engage in these activities and, if commenced, any of the activities may be discontinued at any time.

[Discretionary Sales

        The underwriters do not intend sales to discretionary accounts to exceed [five] percent of the total number of ADSs offered.]

Electronic Distribution

        A prospectus in electronic format may be made available by e-mail or on the websites or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of ADSs for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters' websites and any information contained in any other website maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

[Directed Share Program

        At our request, the underwriters have reserved for sale at the initial public offering price up to        of the ADSs being offered by this prospectus for employees, directors, officers and other persons associated with us and members of their families. The sales will be made by            , an selected dealer affiliated with             , an underwriter of this offering, through a directed share program. We do not know if these persons will choose to purchase all or any portion of these reserved ADSs, but any purchases they do make will reduce the number of ADSs available to the general public. Any ADSs sold in the directed share program to our employees, directors, officers, and other persons shall be subject to the lock-up agreements described below for a period of 180 days after the date of this prospectus.]

Relationships

        The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. [The underwriters and certain of their affiliates have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for us and our affiliates, for which they received or will receive customary fees and expenses.]

        In the ordinary course of their various business activities, the underwriters and certain of their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments issued by us and our affiliates. If the underwriters or their respective affiliates have a lending relationship with us, they routinely hedge their credit exposure to us consistent with their customary risk management policies. The underwriters and their respective affiliates may hedge such exposure by entering into transactions which consist of either the purchase of credit delinquent swaps or the creation of short positions in our securities or the securities of our affiliates, including potentially the ADSs offered hereby. Any such short positions could adversely affect future trading prices of the ADSs offered hereby. The underwriters and certain of their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

        No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the ADSs, or the possession, circulation or distribution of this prospectus or any other material relating to us or the ADSs in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other material or advertisements in connection with the ADSs may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable laws, rules and regulations of any such country or jurisdiction.

  Australia

        This prospectus does not constitute a product disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the "Corporations Act"), has not been, and will not be, lodged with the Australian Securities and Investments Commission, as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document under Chapter 6D.2 of the Corporations Act. It does not constitute or involve a recommendation to acquire, an offer or invitation for issue or sale, an offer or invitation to arrange the issue or sale, or an issue or sale, of interests to a "retail client" (as defined in section 761G of the Corporations Act and applicable regulations) in Australia and may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, or Exempt Investors, available under section 708 of the Corporations Act as set out below. Accordingly, if you receive this prospectus in Australia:

          A.    You confirm and warrant that you are either:

    a "sophisticated investor" under section 708(8)(a) or (b) of the Corporations Act;

    a "sophisticated investor" under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant's certificate to the company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

    a person associated with the Company under Section 708(12) of the Corporations Act; or

    a "professional investor" within the meaning of section 708(11)(a) or (b) of the Corporations Act.

        The ADSs may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the ADSs may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any ADSs may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the ADSs, you represent and warrant to us that you are an Exempt Investor. To the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this prospectus is void and incapable of acceptance.

          B.    As any offer of ADSs under this prospectus will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the ADSs, you warrant and agree that you will not offer any of the securities issued to you pursuant to this prospectus for resale in Australia within 12 months of those securities being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

        This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

  Bermuda

        ADSs may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda which regulates the sale of securities in Bermuda. Additionally, non-Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.

  British Virgin Islands

        The ADSs are not being, and may not be offered to the public or to any person in the British Virgin Islands for purchase or subscription by or on behalf of the Company. The ADSs may be offered to companies incorporated under the BVI Business Companies Act, 2004 (British Virgin Islands), or BVI Companies, but only where the offer will be made to, and received by, the relevant BVI Company entirely outside of the British Virgin Islands.

  Canada

        The ADSs may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

        Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for particulars of these rights or consult with a legal advisor.

        Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

  Dubai International Financial Centre

        This document relates to an Exempt Offer, as defined in the Offered Securities Rules module of the DFSA Rulebook, or the OSR, in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to Persons, as defined in the OSR, of a type specified in those rules. It must not be delivered to, or relied on by, any other Person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The ADSs to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the ADSs offered should conduct their own due diligence on the ADSs. If you do not understand the contents of this document you should consult an authorized financial adviser.

  Israel

        The common shares offered by this prospectus have not been approved or disapproved by the Israeli Securities Authority (the ISA), nor has it been registered for sale in Israel. The shares may not be offered or sold, directly or indirectly, to the public in Israel, absent the publication of a prospectus. The ISA has not issued permits, approvals or licenses in connection with the offering or publishing the prospectus; nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the common shares being offered. Any resale in Israel, directly or indirectly, to the public of the common shares offered by this prospectus is subject to restrictions on transferability and must be effected only in compliance with the Israeli securities laws and regulations.

  Cayman Islands

        This prospectus does not constitute a public offer of the ADSs, whether by way of sale or subscription, in the Cayman Islands. Each underwriter has represented and agreed that it has not offered or sold, and will not offer or sell, directly or indirectly, any ADSs in the Cayman Islands.

  European Economic Area

        In relation to each member state of the European Economic Area which has implemented the Prospectus Directive, or each referred as a "Relevant Member State", an offer to the public of the ADSs which are the subject of the offering contemplated by this prospectus supplement and the accompanying prospectus may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any ADSs may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

  (a)
  to any legal entity which is a "qualified investor" as defined in the Prospectus Directive;

  (b)
  to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the underwriters or the underwriters nominated by us for any such offer; or

  (c)
  in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of ADSs shall require us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive, and each person who initially acquires any ADSs or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and us that it is a "qualified investor" within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive. In the case of any ADSs being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the ADSs acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any ADSs to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

        For the purposes of this provision, the expression an "offer ADSs to the public" in relation to the ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe to the ADSs, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

  Hong Kong

        No securities have been offered or sold, and no securities may be offered or sold, in Hong Kong, by means of any document, other than to "professional investors" as defined in the SFO, and any rules made under that Ordinance; or in other circumstances which do not result in the document being a "prospectus" as defined in the Companies (Winding up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong, or the CEO, or which do not constitute an offer or invitation to the public for the purpose of the CEO and the SFO. No document, invitation or advertisement relating to the securities has been issued or may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the content of which are likely to be accessed or read by, the public of Hong Kong (except if permitted under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the SFO and any rules made under that Ordinance.

        This prospectus has not been registered with the Registrar of Companies in Hong Kong. Accordingly, this prospectus may not be issued, circulated or distributed in Hong Kong, and the securities may not be offered for subscription to members of the public in Hong Kong. Each person acquiring the securities will be required, and is deemed by the acquisition of the securities, to confirm that he is aware of the restriction on offers of the securities described in this prospectus and the relevant offering documents and that he is not acquiring, and has not been offered any securities in circumstances that contravene any such restrictions.

  Japan

        The offering has not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948 of Japan, as amended), or FIEL, and the Initial Purchaser will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan.

  Korea

        The ADSs have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder (the"FSCMA"), and the ADSs have been and will be offered in Korea as a private placement under the FSCMA. None of the ADSs may be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder (the"FETL"). The ADSs have not been listed on any of securities exchanges in the world including, without limitation, the Korea Exchange in Korea. Furthermore, the purchaser of the ADSs shall comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of the ADSs. By the purchase of the ADSs, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the ADSs pursuant to the applicable laws and regulations of Korea.

  Kuwait

        Unless all necessary approvals from the Kuwait Ministry of Commerce and Industry required by Law No. 31/1990 "Regulating the Negotiation of Securities and Establishment of Investment Funds," its Executive Regulations and the various Ministerial Orders issued pursuant thereto or in connection therewith, have been given in relation to the marketing and sale of the ADSs, these may not be marketed, offered for sale, nor sold in the State of Kuwait. Neither this prospectus (including any related document), nor any of the information contained therein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait.

  Malaysia

        No prospectus or other offering material or document in connection with the offer and sale of the ADSs has been or will be registered with the Securities Commission of Malaysia, or the Commission, for the Commission's approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services Licence; (iii) a person who acquires the ADSs, as principal, if the offer is on terms that the ADSs may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the ADSs is made by a holder of a Capital Markets Services Licence who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

  People's Republic of China

        This prospectus may not be circulated or distributed in the PRC and the ADSs may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of the PRC or for the benefit of, legal or natural persons of the PRC except pursuant to applicable laws and regulations of the PRC. Further, no legal or natural persons of the PRC may directly or indirectly purchase any of the ADSs or any beneficial interest therein without obtaining all prior PRC's governmental approvals that are required, whether statutorily or otherwise. Persons who come into possession of this prospectus are required by the issuer and its representatives to observe these restrictions. For the purpose of this paragraph, PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

  Qatar

        In the State of Qatar, the offer contained herein is made on an exclusive basis to the specifically intended recipient thereof, upon that person's request and initiative, for personal use only and shall in no way be construed as a general offer for the sale of securities to the public or an attempt to do business as a bank, an investment company or otherwise in the State of Qatar. This prospectus and the underlying securities have not been approved or licensed by the Qatar Central Bank or the Qatar Financial Centre Regulatory Authority or any other regulator in the State of Qatar. The information contained in this prospectus shall only be shared with any third parties in Qatar on a need to know basis for the purpose of evaluating the contained offer. Any distribution of this prospectus by the recipient to third parties in Qatar beyond the terms hereof is not permitted and shall be at the liability of such recipient.

  Saudi Arabia

        This prospectus may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations issued by the Capital Market Authority pursuant to resolution number 2-11-2004 dated 4 October 2004 as amended by resolution number 1-28-2008, as amended. The Capital Market Authority does not make any representation as to the accuracy or completeness of this prospectus, and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this prospectus you should consult an authorized financial adviser.

  South Africa

        Due to restrictions under the securities laws of South Africa, the ADSs are not offered, and the offer shall not be transferred, sold, renounced or delivered, in South Africa or to a person with an address in South Africa, unless one or other of the following exemptions applies:

  (a)
  the offer, transfer, sale, renunciation or delivery is to:

  (i)
  persons whose ordinary business is to deal in securities, as principal or agent;

  (ii)
  the South African Public Investment Corporation;

  (iii)
  persons or entities regulated by the Reserve Bank of South Africa;

  (iv)
  authorized financial service providers under South African law;

  (v)
  financial institutions recognized as such under South African law;

  (vi)
  a wholly-owned subsidiary of any person or entity contemplated in (c), (d) or (e), acting as agent in the capacity of an authorized portfolio manager for a pension fund or collective investment scheme (in each case duly registered as such under South African law); or

  (vii)
  any combination of the person in (a) to (f); or

  (b)
  the total contemplated acquisition cost of the securities, for any single addressee acting as principal is equal to or greater than ZAR1,000,000.

        No "offer to the public" (as such term is defined in the South African Companies Act, No. 71 of 2008 (as amended or re-enacted) (the"South African Companies Act")) in South Africa is being made in connection with the issue of the ADSs. Accordingly, this prospectus does not, nor is it intended to, constitute a "registered prospectus" (as that term is defined in the South African Companies Act) prepared and registered under the South African Companies Act and has not been approved by, and/or filed with, the South African Companies and Intellectual Property Commission or any other regulatory authority in South Africa. Any issue or offering of the ADSs in South Africa constitutes an offer of the ADSs in South Africa for subscription or sale in South Africa only to persons who fall within the exemption from "offers to the public" set out in section 96(1)(a) of the South African Companies Act. Accordingly, this prospectus must not be acted on or relied on by persons in South Africa who do not fall within section 96(1)(a) of the South African Companies Act (such persons being referred to as "SA Relevant Persons"). Any investment or investment activity to which this prospectus relates is available in South Africa only to SA Relevant Persons and will be engaged in South Africa only with SA relevant persons.

  Singapore

        This prospectus has not been and will not be lodged or registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

        Where the notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

  (a)
  a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

  (b)
  a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the notes pursuant to an offer made under Section 275 of the SFA except:

  (i)
  to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

  (ii)
  where no consideration is or will be given for the transfer;

  (iii)
  where the transfer is by operation of law;

  (iv)
  as specified in Section 276(7) of the SFA; or

  (v)
  as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

  Switzerland

        The ADSs may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or the SIX, or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the ADSs or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

        Neither this prospectus nor any other offering or marketing material relating to the offering, our company or the ADSs have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or the CISA.

The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the ADSs.

  Taiwan

        The ADSs have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the ADSs in Taiwan.

  United Arab Emirates

        This prospectus is not intended to constitute an offer, sale or delivery of ADSs or other securities under the laws of the United Arab Emirates, or the UAE. The ADSs have not been and will not be registered under Federal Law No. 4 of 2000 Concerning the Emirates Securities and Commodities Authority and the Emirates Security and Commodity Exchange, or with the UAE Central Bank, the Dubai Financial Market, the Abu Dhabi Securities Market or with any other UAE exchange.

        The offering, the ADSs and interests therein have not been approved or licensed by the UAE Central Bank or any other relevant licensing authorities in the UAE, and do not constitute a public offer of securities in the UAE in accordance with the Commercial Companies Law, Federal Law No. 8 of 1984 (as amended) or otherwise.

        In relation to its use in the UAE, this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the ADSs may not be offered or sold directly or indirectly to the public in the UAE.

  United Kingdom

        This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, and/or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order and other persons to whom it may lawfully be communicated (each such person being referred to as a "relevant person").

        This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this prospectus or any of its contents.

 EXPENSES RELATED TO THIS OFFERING

        Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee, and the [stock exchange application and listing fee], all amounts are estimates.

SEC Registration Fee	US$
FINRA Fee
[Stock Exchange Application and Listing fee]
Printing and Engraving Expenses
Legal Fees and Expenses
Accounting Fees and Expenses
Miscellaneous

Total	US$

 LEGAL MATTERS

        We are being represented by Skadden, Arps, Slate, Meagher & Flom LLP with respect to certain legal matters as to United States federal securities and New York State law. The underwriters are being represented by Davis Polk & Wardwell LLP with respect to certain legal matters as to United States federal securities and New York State law. The validity of the ordinary shares represented by the ADSs offered in this offering will be passed upon for us by Maples and Calder (Hong Kong) LLP. Certain legal matters as to PRC law will be passed upon for us by Han Kun Law Offices and for the underwriters by Commerce & Finance Law Offices. Skadden, Arps, Slate, Meagher & Flom LLP may rely upon Maples and Calder (Hong Kong) LLP with respect to matters governed by Cayman Islands law and Han Kun Law Offices with respect to matters governed by PRC law and Hong Kong law. Davis Polk & Wardwell LLP may rely upon Commerce & Finance Law Offices with respect to matters governed by PRC law.

 EXPERTS

        Our consolidated financial statements as of December 31, 2016 and 2017, and for the two years in the period ended December 31, 2017, and the related financial statement schedule included in this prospectus have been audited by Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on the financial statements and financial statement schedule and includes explanatory paragraphs referring to the translation of Renminbi amounts to United States dollar amounts for the convenience of readers in the United States of America, as well as the restatement of errors relating to revenue and sales and marketing expenses). Such financial statements and financial statement schedule are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

        In September 2017, Deloitte & Touche Financial Advisory Services Limited ("DTFAS"), was engaged by an investor, to perform a due diligence and valuation estimation engagement (the "Valuation Engagement") on its potential initial investment in WeCash Holdings Ltd ("WeCash"). WeCash was 9F Inc.'s equity method investee in 2017 when DTFAS was engaged and the Valuation Engagement was completed. The investor is a unrelated party to 9F Inc., 9F Inc.'s shareholders or WeCash.

        SEC Regulation S-X stipulated that an accountant is not independent if, at any point during the audit and professional engagement period, the accountant provides appraisal or valuation services, fairness opinions, or contribution-in-kind reports.

        After careful consideration of the facts and circumstances and the applicable independence rules, Deloitte has concluded that (i) the aforementioned matters do not impair Deloitte's ability to exercise objective and impartial judgment in connection with its audits of 9F Inc.'s consolidated financial statements and (ii) a reasonable investor with knowledge of all relevant facts and circumstances would conclude that Deloitte has been and is capable of exercising objective and impartial judgment on all issues encompassed within its audits of 9F Inc.'s consolidated financial statements. After considering these matters, 9F Inc.'s management and Board of Directors concur with Deloitte's conclusions.

        In making this determination, both the management and Board of Directors of 9F Inc. and Deloitte considered, among other things, that (1) the valuation report was not provided to 9F Inc. or WeCash. The Valuation Engagement was performed for the Potential Investor and the Valuation Report was restricted for use and distribution. It is confirmed that DTFAS did not grant the Potential Investor consent to provide the Valuation Report to any other parties. Therefore, the Valuation Report was used and accessed by the Potential Investor only, a non-related investor in WeCash; (2) 9F Inc. was not provided with, or given access to, estimate or any information, other than the basic financial statements of WeCash, that were provided by WeCash to DTFAS used for the Valuation Engagement; and (3) 9F Inc. has appointed a professional services firm, which is not part of the Deloitte network, to assist 9F Inc. in performing valuations required in the preparation of its consolidated financial statements under US GAAP. 9F Inc. does not have access to, nor will they rely on or need, the Valuation Report prepared by DTFAS. Therefore, Deloitte has concluded that the Valuation Report prepared by DTFAS will not be subject to audit procedures by the 9F Inc. audit engagement team.

        The offices of Deloitte Touche Tohmatsu are located at 8/F Tower W2, The Towers, Oriental Plaza, 1 East Chang An Avenue, Beijing, the People's Republic of China.

 WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed a registration statement, including relevant exhibits, with the SEC on Form F-1 under the Securities Act with respect to the underlying ordinary shares represented by the ADSs to be sold in this offering. We have also filed a related registration statement on Form F-6 with the SEC to register the ADSs. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statements and their exhibits and schedules for further information with respect to us and our ADSs.

        Immediately upon the effectiveness of the registration statement on Form F-1 of which this prospectus forms a part, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be obtained over the internet at the SEC's website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of documents, upon payment of a duplicating fee, by writing to the SEC.

        As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders' meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, if we so request, will mail to all record holders of ADSs the information contained in any notice of a shareholders' meeting received by the depositary from us.

9F Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of 9F Inc.

Opinion on the Financial Statements

        We have audited the accompanying consolidated balance sheets of 9F Inc. (the "Company"), its subsidiaries, its consolidated variable interest entities ("VIEs") and VIEs' subsidiaries (collectively the "Group") as of December 31, 2017 and 2016, the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows, for each of the two years in the period ended December 31, 2017, and the related notes and the schedule listed in Schedule I (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

        As described in Note 21 to the consolidated financial statements, the accompanying consolidated financial statements as of December 31, 2017 and 2016 and for each of the two years ended December 31, 2017 have been restated for correction of errors.

Convenience Translation

        Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2 to the financial statements. Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.

Basis for Opinion

        These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

        Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP
Beijing, the People's Republic of China
September 28, 2018 (February 4, 2019 as to the convenience translation in Note 2 and the effects of the restatements in Note 21)

We have served as the Group's auditor since 2018

9F Inc.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

	December 31, 2016	December 31, 2017	December 31, 2017
	Restated	Restated	Restated
	RMB	RMB	US$ (Note 2)
ASSETS:
Cash and cash equivalents	1,238,490	3,778,115	550,104
Restricted cash	146,129	671	98
Term deposits	—	700,000	101,922
Accounts receivable, net of allowance for doubtful accounts of RMB27,730 and RMB29,611 as of December 31, 2016 and 2017, respectively	81,048	300,058	43,689
Other receivables, net of allowance for doubtful accounts of RMB5,010 and RMB5,010 as of December 31, 2016 and 2017, respectively	268,799	217,628	31,687
Amounts due from related parties	24,847	20,356	2,964
Prepaid expenses and other assets	139,518	524,321	76,343
Long-term investments	152,028	509,736	74,219
Property, equipment and software, net	20,067	54,669	7,960
Goodwill	10,633	13,061	1,902
Intangible assets, net	17,852	46,054	6,706
Deferred tax assets, net	54,250	111,114	16,178

TOTAL ASSETS	2,153,661	6,275,783	913,772

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS' EQUITY
Liabilities:
Deferred revenue (including deferred revenue of the consolidated VIEs and VIEs' subsidiaries without recourse to the Group of RMB12,759 and RMB133,087 as of December 31, 2016 and 2017, respectively)	94,176	384,070	55,922
Payroll and welfare payable (including payroll and welfare payable of the consolidated VIEs and VIEs' subsidiaries without recourse to the Group of RMB29,379 and RMB34,315 as of December 31, 2016 and 2017, respectively)	36,087	64,860	9,444
Income tax payable (including income taxes payable of the consolidated VIEs and VIEs' subsidiaries without recourse to the Group of RMB229,551 and RMB360,629 as of December 31, 2016 and 2017, respectively)	301,219	463,977	67,556
Accrued expenses and other liabilities (including accrued expenses and other liabilities of the consolidated VIEs and VIEs' subsidiaries without recourse to the Group of RMB373,329 and RMB504,313 as of December 31, 2016 and 2017, respectively)	500,600	795,447	115,819
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs and VIEs' subsidiaries without recourse to the Group of RMB4,162 and RMB19,378 as of December 31, 2016 and 2017, respectively)	4,682	33,069	4,815
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIEs and VIEs' subsidiaries without recourse to the Group of nil and RMB5,030 as of December 31, 2016 and 2017, respectively)	2,945	9,309	1,355

TOTAL LIABILITIES	939,709	1,750,732	254,911

The accompanying notes are an integral part of these consolidated financial statements.

9F Inc.

CONSOLIDATED BALANCE SHEETS (Continued)

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

	December 31, 2016	December 31, 2017	December 31, 2017
	Restated	Restated	Restated
	RMB	RMB	US$ (Note 2)
Commitments and Contingencies (Note 20)
Mezzanine equity:
Series A convertible redeemable preferred shares (US$0.0001 par value; 119,506 shares authorized, issued and outstanding as of December 31, 2016 and 2017; liquidation value of RMB296,032)	215,317	263,076	38,305
Series B convertible redeemable preferred shares (US$0.0001 par value; nil and 28,303 shares authorized, issued and outstanding as of December 31, 2016 and 2017, respectively; liquidation value of nil and RMB224,467 as of December 31, 2016 and 2017, respectively)	—	202,086	29,424
Series C convertible redeemable preferred shares (US$0.0001 par value; nil and 50,518 shares authorized, issued and outstanding as of December 31, 2016 and 2017, respectively; liquidation value of nil and RMB400,652 as of December 31, 2016 and 2017, respectively)	—	355,248	51,726
Shareholders' equity:
Ordinary shares (US$0.0001 par value; 500,000,000 shares authorized, 1,239,018 shares and 1,514,684 shares issued and outstanding as of December 31, 2016 and 2017, respectively)	—	—	—
Additional paid-in capital	251,178	2,538,563	369,622
Statutory reserves	66,410	165,259	24,062
Retained earnings	640,168	987,714	143,814
Accumulated other comprehensive income/(loss)	28,903	(3,091)	(450)

Total 9F Inc. shareholders' equity	986,659	3,688,445	537,048

Non-controlling interest	11,976	16,196	2,358

Total shareholders' equity	998,635	3,704,641	539,406

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLERS' EQUITY	2,153,661	6,275,783	913,772

The accompanying notes are an integral part of these consolidated financial statements.

9F Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

	Year ended December 31, 2016	Year ended December 31, 2017	Year ended December 31, 2017
	Restated RMB	Restated RMB	Restated US$
			(Note 2)
Net revenues:
Loan facilitation services	2,157,782	6,272,796	913,337
Post-origination services	41,313	256,916	37,407
Others	61,557	212,068	30,878

Total net revenues	2,260,652	6,741,780	981,622
Operating costs and expenses:
Sales and marketing (including services provided by related parties of RMB168,270 in 2016 and RMB417,059 in 2017)	(1,168,416)	(2,243,723)	(326,692)
Origination and servicing (including services provided by related parties of RMB11,569 in 2016 and RMB81,762 in 2017)	(168,024)	(502,050)	(73,100)
General and administrative (including share-based compensation of RMB110,429 in 2016 and RMB2,180,505 in 2017)	(527,642)	(3,075,456)	(447,795)

Total operating costs and expenses	(1,864,082)	(5,821,229)	(847,587)
Interest income	13,422	73,639	10,721
Net loss from disposal of subsidiaries	—	(8,135)	(1,184)
Non-operating income, net	7,719	25,429	3,704

Income before income tax expense and share of profit in equity method investments	417,711	1,011,484	147,276
Income tax expense	(271,132)	(352,432)	(51,317)
Share of profit in equity method investments	15,047	64,701	9,421

Net income	161,626	723,753	105,380
Net income attributable to the non-controlling interest shareholders	(5,588)	(126,049)	(18,353)

Net income attributable to 9F Inc.	156,038	597,704	87,027

Change in redemption value of preferred shares	—	(47,759)	(6,954)
Deemed dividend to preferred shareholders	—	(103,550)	(15,077)

Net income attributable to ordinary shareholders	156,038	446,395	64,996

Net income per ordinary share
Basic	114.86	322.56	47.00
Diluted	106.69	292.83	43.00
Weighted average number of ordinary shares used in computing net income per ordinary share
Basic	1,239,018	1,244,137	1,244,137
Diluted	1,343,052	1,384,655	1,384,655

The accompanying notes are an integral part of these consolidated financial statements

9F Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME OR LOSS

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

	Year ended December 31, 2016	Year ended December 31, 2017	Year ended December 31, 2017
	Restated RMB	Restated RMB	Restated US$
			(Note 2)
Net income	161,626	723,753	105,380
Other comprehensive income:
Foreign currency translation adjustment, net of tax of nil	17,372	(33,065)	(4,814)
Unrealized gains on available for sale investments, net of tax of nil	194	1,071	156

Total comprehensive income	179,192	691,759	100,722
Total comprehensive income attributable to the non-controlling interest shareholders	(5,588)	(126,049)	(18,353)

Total comprehensive income attributable to 9F Inc.	173,604	565,710	82,369

The accompanying notes are an integral part of these consolidated financial statements

9F Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

	9F Inc. shareholders' Equity
	Ordinary shares
						Accumulated other comprehensive loss	Total 9F Inc. shareholders' equity
	Number of shares	Amount	Additional paid-in capital	Statutory reserve	Retained earnings			Non- controlling interest	Total share-holders' equity
		RMB	RMB	RMB	Restated RMB	RMB	Restated RMB	RMB	Restated RMB
Balance as of December 31, 2015	1,239,018	—	142,904	63,200	487,340	11,337	704,781	(873)	703,908
Share-based compensation	—	—	110,429	—	—	—	110,429	—	110,429
Net income	—	—	—	—	156,038	—	156,038	5,588	161,626
Provision of statutory reserve	—	—	—	3,210	(3,210)	—	—	—	—
Capital contribution from a non-controlling shareholder	—	—	—	—	—	—	—	701	701
Non-controlling interest arising from an acquisition	—	—	—	—	—	—	—	4,405	4,405
Acquisition of non-controlling interest of the Group's subsidiary	—	—	(2,155)	—	—	—	(2,155)	2,155	—
Other comprehensive income	—	—	—	—	—	17,566	17,566	—	17,566

Balance as of December 31, 2016	1,239,018	—	251,178	66,410	640,168	28,903	986,659	11,976	998,635
Exercise of share options	275,666	—	4,277	—	—	—	4,277	—	4,277
Change in redemption value of preferred shares (Note 14)	—	—	—	—	(47,759)	—	(47,759)	—	(47,759)
Share-based compensation	—	—	2,180,505	—	—	—	2,180,505	—	2,180,505
Net income	—	—	—	—	597,704	—	597,704	126,049	723,753
Provision of statutory reserve	—	—	—	98,849	(98,849)	—	—	—	—
Capital contribution from a non-controlling shareholder	—	—	—	—	—	—	—	1,749	1,749
Disposals of subsidiaries	—	—	—	—	—	—	—	(124,525)	(124,525)
Purchase of subsidiaries' shares from non-controlling interests	—	—	(947)	—	—	—	(947)	947	—
Deemed dividend to preferred shareholders (Note 15)	—	—	103,550	—	(103,550)	—	—	—	—
Other comprehensive income	—	—	—	—	—	(31,994)	(31,994)	—	(31,994)

Balance as of December 31, 2017	1,514,684	—	2,538,563	165,259	987,714	(3,091)	3,688,445	16,196	3,704,641

The accompanying notes are an integral part of these consolidated financial statements.

9F Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

	Year ended December 31, 2016	Year ended December 31, 2017	Year ended December 31, 2017
	Restated RMB	Restated RMB	Restated US$
Cash Flows from Operating Activities:
Net income	161,626	723,753	105,380
Adjustments to reconcile net income to net cash provided in operating activities:
Depreciation	8,924	10,014	1,458
Amortization	438	1,874	273
Share-based compensation	110,429	2,180,505	317,488
Loss from disposals of property and equipment	3	260	38
Share of profit in equity method investments	(15,047)	(64,701)	(9,421)
Loss from disposals of subsidiaries	—	8,135	1,184
Provision for doubtful accounts	32,740	1,881	274
Changes in operating assets and liabilities
Accounts receivable	(2,449)	(219,666)	(31,996)
Other receivables	(218,996)	51,172	7,451
Prepaid expenses and other assets	103,256	(385,444)	(56,122)
Deferred tax assets	(48,874)	(57,223)	(8,332)
Amount due from/to related parties	(8,012)	(229,876)	(33,471)
Accrued expenses and other liabilities	195,343	325,641	47,414
Income tax payable	262,573	167,341	24,366
Payroll and welfare payable	30,226	62,378	9,082
Deferred revenue	60,378	289,894	42,221
Quality assurance fund payable	(258,510)	—	—
Deferred tax liabilities	(76)	(348)	(49)

Net cash provided by operating activities	413,972	2,865,590	417,238

Cash Flows from Investing Activities:
Purchases of property, equipment and software	(20,086)	(47,692)	(6,944)
Disposals of property and equipment	—	602	88
Purchase of term deposits	—	(1,300,000)	(189,284)
Redemption of term deposits	—	600,000	87,362
Purchase of available for sale investment	(33,200)	—	—
Acquisitions of subsidiaries, net of cash acquired	(20,800)	(30,281)	(4,409)
Disposals of subsidiaries, net of cash disposed	—	(13,197)	(1,922)
Purchases of equity method investments	(4,100)	(89,916)	(13,092)
Purchases of cost method investments	(47,221)	(94,269)	(13,726)
Loans to third parties	(84,770)	(96,200)	(14,007)
Repayment of loans to third party	—	54,770	7,975
Loans to related parties	(12,733)	—	—
Proceeds from repayment of loans to related parties	—	4,500	655

Net cash used in investing activities	(222,910)	(1,011,683)	(147,304)

The accompanying notes are an integral part of these consolidated financial statements.

9F Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

	Year ended December 31, 2016	Year ended December 31, 2017	Year ended December 31, 2017
	Restated RMB	Restated RMB	Restated US$
Cash Flows from Financing Activities:
Capital contribution by non-controlling shareholders	701	1,749	255
Proceeds from issuance of convertible redeemable preferred shares, net of issuance cost of RMB644	—	557,334	81,149
Proceeds from exercise of share options	—	4,277	623

Net cash provided by financing activities	701	563,360	82,027

Effect of foreign exchange rate changes on cash, cash equivalent and restricted cash	12,736	(23,100)	(3,363)
Net increase in cash, cash equivalent, and restricted cash	204,499	2,394,167	348,598
Cash, cash equivalent, and restricted cash at the beginning of the year	1,180,120	1,384,619	201,604

Cash, cash equivalent, and restricted cash at the end of the year	1,384,619	3,778,786	550,202

Supplemental disclosures of cash flow information:
Cash paid for income taxes	50,867	293,804	42,779
Reconciliation to amounts on consolidated balance sheets:
Cash and cash equivalents	1,238,490	3,778,115	550,104
Restricted cash	146,129	671	98

Total cash, cash equivalents, and restricted cash	1,384,619	3,778,786	550,202

Supplemental disclosure of non-cash investing and financing activities:

        In 2017, the Group disposed certain subsidiaries. Details of non-cash activities arising from the disposals are set out in Note 3.

        In 2016 and 2017, the Group completed several business combinations. Details of non-cash activities arising from these acquisition are set out in Note 4.

The accompanying notes are an integral part of these consolidated financial statements.

9F Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

        9F Inc. (the "Company" or "9F") was incorporated under the laws of the Cayman Islands on January 24, 2014. The Company, its subsidiaries, its consolidated variable interest entities ("VIEs") and VIEs' subsidiaries (collectively referred to as the "Group") are digital platform integrating and personalizing financial services provider in the People's Republic of China ("PRC"). The Group provides a comprehensive range of financial products and services across online lending, wealth management, and payment facilitation, all integrated under a single digital financial account.

        Prior to the incorporation of the Company, the Group operated its business in China through Jiufu Jinke Holding Group Co, Ltd ("Jiufu Jinke"), as a limited liability company owned by the original shareholders (the "Founders"), Zhenxiang Zhong, Guangwu Gao, and Yifan Ren. On August 25, 2014, Jiufu Jinke became the Group's consolidated VIEs through the contractual arrangements described below in "Basis of consolidation" in Note 2.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

        The accompanying consolidated financial statements of the Group have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

Basis of consolidation

        The consolidated financial statements include the financial statements of the Company, its subsidiaries and consolidated VIEs, including the VIEs' subsidiaries, for which the Group is the ultimate primary beneficiary.

        All transactions and balances among the Company, its subsidiaries, the VIEs and the VIEs' subsidiaries have been eliminated upon consolidation.

        As PRC laws and regulations prohibit and restrict foreign ownership of internet value-added businesses, the Group operates its internet related business in the PRC through two PRC domestic companies Jiufu Jinke and Beijing Puhui Lianyin Information Technology Limited ("Beijing Puhui"), whose equity interests are held by certain management members and the Founders of the Group. The Group established two wholly-owned foreign invested subsidiaries in the PRC, Beijing Jiufu Lianyin Technology Limited ("Jiufu Lianyin"), and Shanghai Jiufu Internet Technology Limited ("Jiufu Network", together with Jiufu Lianyin collectively referred as the "WFOEs").

        By entering into a series of agreements (the "VIE Agreements"), the Group, through WFOEs, obtained control over Jiufu Jinke and Beijing Puhui (collectively referred as "VIEs"). The VIE Agreements enable the Group to (1) have power to direct the activities that most significantly affects the economic performance of the VIEs, and (2) receive the economic benefits of the VIEs that could be significant to the VIEs. Accordingly, the Group is considered the primary beneficiary of the VIEs and has consolidated the VIEs' financial results of operations, assets and liabilities in the Group's consolidated financial statements. In making the conclusion that the Group is the primary beneficiary of the VIEs, the Group's rights under the Power of Attorney also provide the Group's abilities to direct

9F Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

the activities that most significantly impact the VIEs' economic performance. The Group also believes that this ability to exercise control ensures that the VIEs will continue to execute and renew the Master Exclusive Service Agreement and pay service fees to the Group. By charging service fees to be determined and adjusted at the sole discretion of the Group, and by ensuring that the Master Exclusive Service Agreement is executed and remained effective, the Group has the rights to receive substantially all of the economic benefits from the VIEs.

        Details of the VIE Agreements, are set forth below:

        VIE Agreements that were entered to give the Group effective control over the VIEs include:

Voting Right Proxy Agreement and Irrevocable Powers of Attorney

        Under which each shareholder of the VIEs grant to any person designated by WFOEs to act as its attorney-in-fact to exercise all shareholder rights under PRC law and the relevant articles of association, including but not limited to, appointing directors, supervisors and officers of the VIEs as well as the right to sell, transfer, pledge and dispose all or a portion of the equity interest held by such shareholders of the VIEs. The proxy agreements and powers of attorney will remain effective as long as WFOEs exist. The shareholders of the VIEs do not have the right to terminate the proxy agreements or revoke the appointment of the attorney-in-fact without written consent of the WFOEs.

Exclusive Option Agreement

        Under which each shareholder of the VIEs granted 9F or any third party designated by 9F the exclusive and irrevocable right to purchase from the such shareholders of the VIEs, to the extent permitted by PRC law and regulations, all or part of their respective equity interests in the VIEs for a purchase price equal to the registered capital. The shareholders of the VIEs will then return the purchase price to 9F or any third party designated by 9F after the option is exercised. 9F may transfer all or part of its option to a third party at its own option. The VIEs and its shareholders agree that without prior written consent of 9F, they may not transfer or otherwise dispose the equity interests or declare any dividend. The exclusive option agreement will remain effective until 9F or any third party designated by 9F acquires all equity interest of the VIEs.

Spouse Consent

        The spouse of each shareholder of the VIEs has entered into a spouse consent letter to acknowledge that he or she consents to the disposition of the equity interests held by his or her spouse in the VIEs in accordance with the exclusive option agreement, the power of attorney and the equity pledge agreement regarding VIE structure described above, and any other supplemental agreement(s) may be consented by his or her spouse from time to time. Each such spouse further agrees that he or she will not take any action or raise any claim to interfere with the arrangements contemplated under the above mentioned agreements. In addition, each such spouse further acknowledges that any right or interest in the equity interests held by his or her spouse in the VIEs do not constitute property jointly owned with his or her spouse and each such spouse unconditionally and irrevocably waives any right or interest in such equity interests.

9F Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loan Agreement

        Pursuant to the loan agreements between WFOEs and each shareholder of the VIEs, WFOEs extended loans to the shareholders of the VIEs, who had contributed the loan principals to VIEs as registered capital. The shareholders of VIEs may repay the loans only by transferring their respective equity interests in VIEs to 9F Inc. or its designated person(s) pursuant to the exclusive option agreements. These loan agreements will remain effective until the date of full performance by the parties of their respective obligations thereunder.

        VIE Agreements that enables the Group to receive substantially all of the economic benefits from the VIEs include:

Equity Interest Pledge Agreement

        Pursuant to equity interest pledge agreement, each shareholder of the VIEs has pledged all of his or her equity interest held in the VIEs to WFOEs to secure the performance by VIEs and their shareholders of their respective obligations under the contractual arrangements, including the payments due to WFOEs for services provided. In the event that the VIEs breach any obligations under these agreements, WFOEs as the pledgees, will be entitled to request immediate disposal of the pledged equity interests and have priority to be compensated by the proceeds from the disposal of the pledged equity interests. The shareholders of the VIEs shall not transfer the equity interests or create or permit to be created any pledges without the prior written consent of WFOEs. The equity interest pledge agreement will remain valid until the master exclusive service agreement and the relevant exclusive option agreements and proxy agreement and power of attorney, expire or terminate.

Master Exclusive Service Agreement

        Pursuant to exclusive service agreement, WFOEs have the exclusive right to provide the VIEs with technical support, consulting services and other services. WFOEs shall exclusively own any intellectual property arising from the performance of the agreement. During the term of this agreement, the VIEs may not accept any services covered by this agreement provided by any third party. The VIEs agree to pay service fees to be determined and adjusted at the sole discretion of the WFOEs. The agreement will remain effective unless WFOEs terminate the agreement in writing.

Risks in relation to the VIE structure

        The Group believes that the contractual arrangements with VIEs and their current shareholders are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the Group's ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

  •
  Revoke the business and operating licenses of the Group's PRC subsidiaries or consolidated affiliated entities;

9F Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  •
  Discontinue or restrict the operations of any related-party transactions among the Group's PRC subsidiaries or consolidated affiliated entities;

  •
  Impose fines or other requirements on the Group's PRC subsidiaries or consolidated affiliated entities;

  •
  Require the Group's PRC subsidiaries or consolidated affiliated entities to revise the relevant ownership structure or restructure operations; and/or;

  •
  Restrict or prohibit the Group's use of the proceeds of the additional public offering to finance the Group's business and operations in China;

  •
  Shutting down the Group's servers or blocking the Group's online platform;

  •
  Discontinuing or placing restrictions or onerous conditions on the Group's operations; and/or

  •
  Requiring the Group to undergo a costly and disruptive restructuring.

        The Group's ability to conduct its business may be negatively affected if the PRC government were to carry out of any of the aforementioned actions. As a result, the Group may not be able to consolidate the VIEs in its consolidated financial statements as it may lose the ability to exert effective control over the VIEs and its shareholders, and it may lose the ability to receive economic benefits from the VIEs. The Group currently does not believe that any penalties imposed or actions taken by the PRC government would result in the liquidation of the Company, WFOEs, or the VIEs.

9F Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        The following table sets forth the assets, liabilities, results of operations and cash flows of the VIEs and their subsidiaries, which are included in the Group's consolidated financial statements after the elimination of intercompany balances and transactions:

	As of December 31,
	2016	2017
	Restated	Restated
	RMB	RMB
Assets:
Cash and cash equivalents	404,518	1,614,167
Restricted cash	146,129	671
Term deposits	—	300,000
Accounts receivable, net	62,417	298,198
Other receivables, net	100,463	103,769
Amounts due from related parties	24,227	19,736
Prepaid expenses and other assets	98,410	167,258
Long-term investments	67,017	330,576
Property, equipment and software, net	18,507	23,119
Goodwill	7,270	7,351
Intangible assets, net	—	20,119
Deferred tax assets, net	30,971	80,339

Total assets	959,929	2,965,303

Liabilities:
Deferred revenue	12,759	133,087
Payroll and welfare payable	29,379	34,315
Income tax payable	229,551	360,629
Accrued expenses and other liabilities	373,329	504,313
Amounts due to related parties	4,162	19,378
Deferred tax liabilities	—	5,030

Total liabilities	649,180	1,056,752

	For the years ended December 31,
	2016	2017
	Restated	Restated
	RMB	RMB
Net revenues	367,598	3,554,288
Net (loss)/income	(645,481)	314,448

9F Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

	For the years ended December 31,
	2016	2017
	RMB	RMB
Net cash (used in)/provided by operating activities	(492,659)	155,520
Net cash used in investing activities	(123,763)	(498,638)
Net cash provided by financing activities	700	—

        Under the VIE Arrangements, the Group has the power to direct activities of the VIEs and can have assets transferred out of the VIEs. Therefore, the Group considers that there is no asset in the VIEs that can be used only to settle obligations of the VIEs, except for assets that correspond to the amount of the registered capital and PRC statutory reserves, if any. As the VIEs are incorporated as limited liability companies under the Company Law of the PRC, creditors of the VIEs do not have recourse to the general credit of the Group for any of the liabilities of the VIEs.

        Currently there is no contractual arrangement which requires the Group to provide additional financial support to the VIEs. However, as the Group conducts its businesses primarily based on the licenses and approvals held by the VIEs, the Group has provided and will continue to provide financial support to the VIEs.

        Revenue-producing assets held by the VIEs include certain internet content provision ("ICP") licenses and other licenses, domain names and trademarks. The ICP licenses and other licenses are required under relevant PRC laws, rules and regulations for the operation of internet businesses in the PRC, and therefore are integral to the Group's operations. The ICP licenses require that core PRC trademark registrations and domain names are held by the VIEs that provide the relevant services.

Use of estimates

        The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from such estimates. Significant accounting estimates reflected in the Group's financial statements are estimates and judgments applied in revenue recognition, fair value measurement of the Group's ordinary shares, quality assurance fund payable and available-for-sale investment, share-based compensation and realization of deferred tax assets. Actual results may differ materiality from these estimates.

Revenue recognition

        The Group has early adopted ASU 2014-09, Revenue from Contracts with Customers (Topic 606) and all subsequent ASUs that modified Topic 606 on January 1, 2017 and has elected to apply it retrospectively for the year ended December 31, 2016.

9F Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, the Group applies the following steps:

  •
  Step 1: Identify the contract (s) with a customer

  •
  Step 2: Identify the performance obligations in the contract

  •
  Step 3: Determine the transaction price

  •
  Step 4: Allocate the transaction price to the performance obligations in the contract

  •
  Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

Online lending platform revenue

        Through its online platform, the Group provides loan facilitation services on personal financing product, One Card, under which the holders of One Card can apply for loans on a revolving basis ("revolving loan products"). The Group also provides one-time loan facilitation services to meet various consumption needs of the borrowers ("non-revolving loan product"). For revolving loan products and non-revolving loan products, the Group's services provided consist of:

  a)
  Matching marketplace investors to potential qualified borrowers and facilitating the execution of loan agreements between the parties (referred to as "loan facilitation service"); and

  b)
  Providing repayment processing services for the marketplace investors and borrowers over the loan term, including repayment reminders and following up on late repayments (referred to as "post origination services").

        The Group has determined that it is not the legal lender or borrower in the loan origination and repayment process, but acting as an intermediary to bring the lender and the borrower together. Therefore, the Group does not record the loans receivable or payable arising from the loans facilitated between the investors and borrowers on its platform.

        The Group considers its customers to be both the investors and borrowers. The Group considers the loan facilitation service and post origination services as two separate services, which represent two separate performance obligations under Topic 606, as these two deliverables are distinct in that customers can benefit from each service on its own and the Group's promises to deliver the services are separately identifiable from each other in the contract.

        The Group determines the total transaction price to be the service fees chargeable from the borrowers and investors. The transaction price is allocated to the loan facilitation services and post origination services using their relative standalone selling prices consistent with the guidance in Topic 606. The Group does not have observable standalone selling price information for the loan facilitation services or post origination services because it does not provide loan facilitation services or post origination services on a standalone basis. There is no direct observable standalone selling price for similar services in the market that is reasonably available to the Group. As a result, the Group uses

9F Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

an expected cost plus margin approach to estimate the standalone selling prices of loan facilitation services and post origination services as the basis of revenue allocation, which involves significant judgements. In estimating its standalone selling price for the loan facilitation services and post origination services, the Group considers the cost incurred to deliver such services, profit margin for similar arrangements, customer demand, effect of competitors on the Group's services, and other market factors.

        For each type of service, the Group recognizes revenue when (or as) the entity satisfies the service/performance obligation by transferring a promised good or service (that is, an asset) to a customer. Revenues from loan facilitation are recognized at the time a loan is originated between the investor and the borrower and the principal loan balance is transferred to the borrower, at which time the loan facilitation service is considered completed. Revenues from post origination services are recognized on a straight line basis over the term of the underlying loans as the services are provided ratably on a monthly basis. A majority of the service fee is charged to the borrowers, which is collected upfront upon at the loan inception. Investors pay service fees to the Group either at the beginning and at the end of the investment commitment period (in terms of automated investing tools) or over the terms of the loan (in terms of self-directing investing tools). In 2016 and 2017, service fees charged at the beginning or at the end of the investment commitment period or over the terms of the loans in the periods presented were calculated to be equal to an annualized interest rate ranging from 0.5% to 1.0% based on the investment amount and the investment term. Service fees charged to borrowers and investors, including the service fees charged to investors collected at the end of the investment commitment period or over the terms of the loans in the periods presented, were combined as contract price to be allocated to the two performance obligations relating to loan facilitation services and post-origination services, and recognized as revenue when the relevant services are delivered. Revenue recognized related to service fees not yet received from investors that will be collected at the end of the investment commitment period and over the commitment period are recorded as accounts receivable. All service fees are fixed and not refundable. Revenue recognized is recorded net of value added tax ("VAT"). Remaining performance obligations represent the amount of the transaction price for which service has not been performed under post-origination services. As of December 31, 2017, the aggregate amount of the transaction price allocated for the remaining performance obligations was RMB384,070. The Group expects to recognize revenue of RMB192,080 and RMB113,301 on the remaining performance obligations over the next 12 and 24 months, respectively, with the remainder of RMB78,689 recognized thereafter.

Other revenues

        Other revenues mainly include penalty fee we charged from borrowers for late payment, revenues from online sales of third-party merchandise, and other service revenues. The penalty fee, which is the fee paid to the investors and assigned to us by the investors, will be received as a certain percentage of past due amounts in case of late payment. The Company operates an online shopping platform, One Card Mall, where users can buy merchandise provided by third-party merchandise suppliers on our online shopping platform. The Group does not control the merchandise, but rather is acting as an agent for the suppliers. Revenue is recognized for the net amount of consideration the Company

9F Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

expects to retain in exchange for the agent service. Other revenues also include revenue of services such as insurance agency, securities brokerage, and customer referral.

Cash incentives

        To expand market presence, the Group voluntarily provides cash incentives in the form of cash coupons to new and existing investors during its marketing activities. These coupons are not related to prior transactions, and can only be utilized in conjunction with subsequent lending activities. The cash incentives provided are accounted as a reduction of transaction price according to ASC 606-10-32-25. Cash incentives paid to existing investors, cash incentives paid to new investors, and cash incentives recognized as a reduction of revenue for year ended December 31, 2016 was RMB17.6 million, RMB 6.6 million, and RMB 23.7 million, respectively. Cash incentives paid to existing investors, cash incentives paid to new investors, and cash incentives recognized as a reduction of revenue for year ended December 31, 2017 was RMB 21.3 million (USD 3.1 million), RMB 20.9 million (USD 3.0 million), and RMB 40.9 million (USD 6.0 million), respectively.

Value added taxes ("VAT")

        The Group is subject to VAT at the rate of 6% or 3%, depending on whether the entity is a general tax payer or small-scale taxpayer, and related surcharges on revenue generated from providing services. VAT is also reported as a deduction to revenue when incurred and amounted to RMB190,620 and RMB601,325 for the years ended December 31, 2016 and 2017, respectively. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in the line item of accrued expense and other liabilities on the face of balance sheet.

Disaggregation of revenues

        The Group generates revenues primarily from loan facilitation and post-origination services provided to investors and borrowers through its online lending platform. The Group also generates other revenues, such as penalty fee charged to borrowers for late payment, commission fee earned from online sales of third-party merchandise, and other service revenues. The following table provide further disaggregation by types of revenues recognized in 2016 and 2017.

2016	Loan facilitation services	Post origination services	Other revenues	Total
	Restated	Restated	Restated	Restated
	RMB	RMB	RMB	RMB
Online lending platform revenue
Revolving loan products (One Card)	961,162	10,184	—	971,346
Non-revolving loan products	1,196,620	31,129	—	1,227,749
Other revenue	—	—	61,557	61,557

Total	2,157,782	41,313	61,557	2,260,652

9F Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2017	Loan facilitation services	Post origination services	Other revenues	Total
	Restated	Restated	Restated	Restated
	RMB	RMB	RMB	RMB
Online lending platform revenue
Revolving loan products (One Card)	4,959,379	148,071	—	5,107,450
Non-revolving loan products	1,313,417	108,845	—	1,422,262
Other revenue	—	—	212,068	212,068

Total	6,272,796	256,916	212,068	6,741,780

        The Group manages its business through a comprehensive offering of financial products tailored to the needs of the investors and borrowers. These financial products are categorized by Group as loan products, wealth management products and others. The following table illustrates the disaggregation of revenues by product offering in 2016 and 2017:

	December 31, 2016	December 31, 2017
	Restated	Restated
	RMB	RMB
Loan product revenue	2,105,478	6,265,900
Wealth management product revenue	149,418	442,814
Others	5,756	33,066

Total	2,260,652	6,741,780

        Loan products—In 2016 and 2017, loan products represented product offerings tailored to the needs of the borrowers. Loan product revenues in the above table represented the portion of the service fees that were charged to borrowers through the Group's online lending platform business.

        Wealth Management products—In 2016 and 2017, wealth management products represented product offerings tailored to needs of the investors, including fixed income products and other wealth management products such as insurance brokerage and stock investment services, and fund investment products services. Fixed income products were offered to investors who desired to make investment to loans facilitated through the Group's online lending platform business. Revenues from wealth management products in the above table were mainly derived from fixed income products and represented the portion of service fees that was charged to investors in the Group's online lending platform business. Revenues recognized on other wealth management products were immaterial for the periods presented.

Deferred Revenue

        Deferred revenue consists of post origination service fees received or receivable from borrowers and investors for which services have not yet been provided. Deferred revenue are recognized ratably as revenue when the post-origination services are delivered during the loan period. The balance of deferred revenue increased from RMB94,176 as of December 31, 2016 to RMB384,070 as of

9F Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

December 31, 2017 due to business growth. Revenue recognized in the years ended December 31, 2016 and 2017 that was included in the deferred revenue balance at the beginning of the year amount RMB15,418 and RMB49,558, respectively.

Practical Expedients and Exemptions

        The Group generally expense sales commissions when incurred because the amortization period would have been one year or less. These costs are recorded within sales and marketing expenses.

Quality assurance fund liability

        In order to provide assurance for investors, the Group established an investors' protection plan.

        From December 2013 to December 2016, the Group provided an investor protection service in the form of a quality assurance fund under which when a new loan is facilitated, the Group collected quality assurance fund from borrowers and deposited it in a custodian bank account. Historically, the quality assurance fund collected from the borrowers equals 6% to 7% of the total loan facilitation amount, although the Group reserved the right to revise the percentage of quality assurance fund collected from the borrowers upwards or downwards as a result of the Group's continuing evaluation of factors such as market conditions. In addition, if the actual interest income from the loans invested by an investor is higher than the expected return provided to the investor, the excess will also be contributed to the quality assurance fund. If a loan facilitated by the Group defaulted, the Group was obligated to repay unpaid principal and interest repayment of the defaulted loan up to the balance of the quality assurance fund on a portfolio basis, as stipulated in the investment consultation and management service contracts. If the quality assurance fund balance was not sufficient to compensate all the defaults, the investors with default loans would be repaid on a pro rata basis, and the un-compensated amount would be rolled into the repayment of the next month. If the quality assurance fund was continually underfunded, investors may need to wait for extended periods to receive a full distribution from the quality assurance fund, or incur a loss on their investment as the investor was only subject to compensation for six consecutive months.

        In accordance with ASC 460-10-55-23 (b), when a loan is facilitated, the Group recognizes a stand-ready liability measured as the fair value of the quality assurance fund service, which approximately the quality assurance fund amount collected from borrowers. The Group estimated the fair value of the quality assurance fund liability which is based on the Group's estimated expected defaults. Expected defaults is a modeled estimate based historical loan level information, and the underlying borrower risk characteristics. Regularly, the Group compares the modeled default estimate against the actual defaults experienced in order to assess if such estimate is appropriate.

        According to ASC 460, Guarantees, the quality assurance fund liability initially recognized would typically be reduced as the Group is released from risk under the guarantee either through expiry or performance. The Group tracks its quality assurance fund liability on a loan-by-loan basis to monitor the expiration. On a portfolio basis, when the aggregate contingent liability required to be recognized under ASC 450-20-25 exceeds the quality assurance fund liability balance, the Group will record the excess as expense, as long as the total liability does not exceed the quality assurance fund.

9F Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        In August 2016, the Group cooperated with Guangdong Nanfeng Guarantee Ltd. ("Nanfeng Guarantee") and Taiping General Insurance Co., Ltd, ("China Taiping") to launch an investors' protection plan to replace the former quality assurance fund model. As part of the agreement with Nanfeng Guarantee and China Taiping, the Group transferred its legal responsibility to guarantee the existing loans (i.e., existing and future defaults) to Nanfeng Guarantee and China Taiping. The Group agreed to pay the whole balance of the quality assurance fund as of August 25, 2016 of RMB287 million from its own special account to a depository account set up by Nanfeng Guarantee and supervised by China Taiping. For all new loans facilitated, the borrowers paid the quality assurance fund to Nanfeng Guarantee to manage as part of the guarantee fund reserve going forward. A separate insurance policy was entered into by each borrower and the insurance company (i.e., China Taiping), where the insurance company charged an insurance premium to the borrower to cover additional default risks. Nanfeng Guarantee used the quality assurance fund in the depository account to compensate the defaulted loans. China Taiping will not cover the repayment until the balance of the depository account at the depository bank becomes insufficient. As a result, the Group no longer have legal obligation to make compensation payments to investors for defaults (both incurred and future) related to its existing loan portfolio as well as loans originated subsequent to August 25, 2016.

        In September 2017, the Group launched an enhanced investors' protection plan with China Taiping and Nanfeng Guarantee. For loans with terms less than 12 months (including 12 months), the borrower signed "Loan Performance Guarantee Insurance Policy" with China Taiping and pay insurance premium to China Taiping. In the event that default of the insured loan happens, China Taiping will repay the outstanding principal and the interests to the investors. For loans over 12 months, and for loans with terms less than 12 months (including 12 months) but not covered by China Taiping's insurance protection, the borrower signed "Confirmation to Participation in Guarantee Plan" and Nanfeng Guarantee will provide guarantee service. The borrower pay guarantee fund to Nanfeng Guarantee, which will be deposited in the guarantee fund depository account set up by Nanfeng Guarantee. The Group and Nanfeng Guarantee will determine the guarantee fund rate charged with borrower based on the credit characteristics of the borrower as well as the underlying loan characteristics. If default of any loan protected by Nanfeng Guarantee happens, Nanfeng Guarantee will withdraw the fund from the guarantee fund reserve account to repay the lender within fund balance as the upper limit.

        In January 2018, the Group announced new updates to the models regarding loans with terms of more than 1 year. The borrower signs a guarantee contract with Guangdong Success Finance Guarantee Company Limited ("Guangdong Success"). According to the contract, when the borrower fails to fulfill the repayment and meanwhile, if the balance of the guarantee fund reserve account is insufficient to cover the repayment, Guangdong Success will make additional repayment with a upper limit of a cap of five times of the guarantee fee paid by the borrowers. This update is supplementary to Insurance Model 2.0, while the model for loans with the terms less than 12 months is not changed.

        Starting from August 25, 2016, the Group no longer has legal obligation to make compensation payments to investors on default loans, and therefore no longer records quality assurance fund liability in accordance with ASC 405-20., Extinguishments of liabilities.

9F Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        The movement of quality assurance fund liability during the year ended December 31, 2016 is as follows:

RMB
As of December 31, 2015	258,510
Additions due to origination of new loans	417,949
Net payout	(388,983)
Transferred out to third party guarantee company	(287,476)

As of December 31, 2016	—

Fair value

        Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

        Authoritative literature provides a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

  •
  Level 1—inputs are based upon unadjusted quoted prices for identical assets or liabilities traded in active markets.

  •
  Level 2—inputs are based upon quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

  •
  Level 3—inputs are generally unobservable and typically reflect management's estimates of assumptions that market participants would use in pricing the asset or liability. The fair value are therefore determined using model-based valuation techniques that include option pricing models, discounted cash flow models, and similar techniques.

Cash and cash equivalents

        Cash and cash equivalents represent cash on hand, demand deposits and highly liquid investments placed with banks or other financial institutions, which have original maturities less than three months. The Group considers all highly liquid investments with stated maturity dates of three months or less from the date of purchase to be cash equivalents.

9F Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Restricted cash

        Restricted cash mainly represents cash deposited in a custodian bank account under the former quality assurance model operated by the Group. In August 2016, the Group entered into an agreement to transfer the entire balance of the quality assurance fund to Nanfeng Guarantee, a third party guarantee service provider, but the transfer was not completed until early 2018.

Term deposits

        Term deposits consist of deposits placed with financial institutions with an original maturity of greater than three months and less than one year.

Allowance for doubtful accounts

        Accounts receivable and other receivables are stated at the historical carrying amount net of write-offs and allowance for uncollectible accounts. The Group establishes an allowance for uncollectible accounts receivable and other receivables based on estimates, historical experience and other factors surrounding the credit risk of specific customers. Uncollectible receivables are written off when a settlement is reached for an amount that is less than the outstanding historical balance or when the Group has determined the balance will not be collected. The allowance for doubtful accounts for the years ended December 31, 2016 and 2017 is as follows:

	Accounts receivable	Other receivables
	RMB	RMB
Balance at December 31, 2015	—	—
Provision for doubtful accounts	27,730	5,010

Balance at December 31, 2016	27,730	5,010
Provision for doubtful accounts	1,881	—

Balance at December 31, 2017	29,611	5,010

Long-term investments

        The Group's long-term investments consist of cost method investments, equity method investments and available-for-sale investment.

a.
Cost method investments

  For investee companies over which the Group does not have significant influence and a controlling interest, the Group carries the investment at cost and recognizes as income any dividend received from distribution of the investee's earnings.

  The Group reviews its cost method investments for impairment whenever an event or circumstance indicates that other-than-temporary impairment ("OTTI") has occurred. The Group considers available quantitative and qualitative evidence in evaluating potential impairment of its cost

9F Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  method investments. An impairment charge is recorded if the cost of an investment exceeds its fair value and such excess is determined to be other-than temporary.

  The Group estimated the fair value of these investee companies based on the discounted cash flow approach. Factors the Group considers in making such a determination include general market conditions, the duration and the extent to which the fair value of an investment is less than its cost, and the Group's intent and ability to hold such investment. The Group didn't record any impairment losses on its cost method investments during the years ended December 31, 2016 and 2017.

b.
Equity method investments

  Investee companies over which the Group has the ability to exercise significant influence, but does not have a controlling interest, are accounted for using the equity method. Significant influence is generally considered to exist when the Group has an ownership interest in the voting stock of the investee between 20% and 50%. Other factors, such as representation on the investee's board of directors, voting rights and the impact of commercial arrangements, are also considered in determining whether the equity method of accounting is appropriate.

  An impairment charge is recorded if the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than temporary. The Group estimated the fair value of the investee company based on comparable quoted price for similar investment in active market, if applicable, or discounted cash flow approach which requires significant judgments, including the estimation of future cash flows, which is dependent on internal forecasts, the estimation of long term growth rate of a company's business, the estimation of the useful life over which cash flows will occur, and the determination of the weighted average cost of capital. The Group did not record impairment losses on its equity method investment during the years ended December 31, 2016 and 2017.

c.
Available-for-sale investment

  For investments in investees' stocks which are determined to be debt securities, the Group accounts for it as long-term available-for-sale investments when they are not classified as either trading or held-to-maturity investments. The available-for-sale investments are carried at its fair values and the unrealized gains or losses from the changes in fair values are included in accumulated other comprehensive income.

  The Group reviews its investment for OTTI based on the specific identification method. The Group considers available quantitative and qualitative evidence in evaluating potential impairment of its investments. If the cost of an investment exceeds the investment's fair value, the Group considers, among other factors, general market conditions, government economic plans, the duration and the extent to which the fair value of the investment is less than the cost, the Group's intent and ability to hold the investment, and the financial condition and near term prospects of the issuers.

9F Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  If there is OTTI on debt securities, the Group separates the amount of the OTTI into the amount that is credit related (credit loss component) and the amount due to all other factors. The credit loss component is recognized in earnings, which represents the difference between a security's amortized cost basis and the discounted present value of expected future cash flows. The amount due to other factors is recognized in other comprehensive income if the entity neither intends to sell and will not more likely than not be required to sell the security before recovery. The difference between the amortized cost basis and the cash flows expected to be collected is accreted as interest income. The Group did not record impairment losses on its available-for-sale investment during the years ended December 31, 2016 and 2017.

Property, equipment and software, net

        Property, equipment and software consists of computer and transmission equipment, furniture and office equipment, office building, software, and leasehold improvements, which are recorded at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated on a straight-line basis over the following estimated useful lives:

Computer and electronic equipment	3 years
Furniture and office equipment	5 years
Office Building	20 years
License	20 years
Software	5 years
Leasehold improvements	Over the shorter of the lease term or estimated useful lives

Origination and servicing expense

        Origination and servicing expense consists primarily of variable expenses and vendor costs, including costs related to credit assessment, customer and system support, payment processing services and collection associated with facilitating and servicing loan.

Government subsidy income

        The Group receives government grants and subsidies in the PRC from various levels of local governments from time to time which are granted for general corporate purposes and to support its ongoing operations in the region. The grants are determined at the discretion of the relevant government authority and there are no restrictions on their use. The government subsidies are recorded as non-operating income in the consolidated statement of comprehensive income (loss) in the period the cash is received. The government grants received by the Group amount to RMB6,280 and RMB20,647 for the years ended December 31, 2016 and 2017, respectively.

Income taxes

        Current income taxes are provided on the basis of net profit (loss) for financial reporting purposes, adjusted for income and expenses which are not assessable or deductible for income tax purposes, in accordance with the laws of the relevant tax jurisdictions.

9F Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Deferred income taxes are provided using asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

        Deferred tax assets are recognized to the extent that these assets are more likely than not to be realized. In making such a determination, management consider all positive and negative evidence, including future reversals of projected future taxable income and results of recent operation.

        In order to assess uncertain tax positions, the Group applies a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The Group recognizes interest and penalties, if any, under accrued expenses and other current liabilities on its consolidated and combined balance sheet and under other expenses in its consolidated and combined statement of comprehensive loss. The Group did not have any significant unrecognized uncertain tax positions as of and for the years ended December 31, 2016 and 2017.

Net income per ordinary share

        Basic net income per ordinary share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

        The Group's convertible redeemable preferred shares are participating securities as they participate in undistributed earnings on an as-if converted basis. Accordingly, the Group uses the two-class method, whereby undistributed net income is allocated on a pro rata basis to the ordinary shares and preferred shares to the extent that each class may share income in the year; whereas the undistributed net loss for the year is allocated to ordinary shares only because the convertible redeemable participating preferred shares are not contractually obligated to share the loss.

        Diluted net income per ordinary share reflect the potential dilution that would occur if securities were exercised or converted into ordinary shares. The Group had participating convertible redeemable preferred shares and share options which could potentially dilute basic net income per ordinary share in the future. Diluted net income per ordinary share is computed using the two-class method or the as-if-converted method, whichever is more dilutive.

Foreign currency translation

        The Group's reporting currency is RMB. The functional currency of the Company is the United States dollar ("US$"). The functional currency of the Group's entities in Hong Kong is Hong Kong dollars. The functional currency of the Group's subsidiaries and VIEs in the PRC is Renminbi ("RMB").

9F Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the functional currency during the year are converted into functional currency at the applicable rates of exchange prevailing when the transactions occurred. Transaction gains and losses are recognized in the consolidated statements of operations.

        Assets and liabilities are translated from each entity's functional currency to the reporting currency using the exchange rates in effect on the balance sheet date. Equity amounts are translated at historical exchange rates. Revenues, expenses, gains and losses are translated using the average rates for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component in the consolidated statements of comprehensive income.

Convenience translation

        Translations of amounts from RMB into US$ are presented solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.8680 on September 28, 2018, the last business day for the nine months ended September 30, 2018, representing the exchange rate published by the Federal Reserve Board. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US$ at such rate, or at any other rate.

Significant risks and uncertainties

i)
Foreign currency risk

        RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People's Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The cash and cash equivalents of the Group included aggregate amounts of RMB1,222,267 and RMB3,124,752, which were denominated in RMB at December 31, 2016 and 2017, respectively, representing 88.27% and 82.69% of the cash and cash equivalents at December 31, 2016 and 2017, respectively.

ii)
Concentration of credit risk

        Financial instrument that potentially expose the Group to significant concentration of credit risk primarily included in the balance sheet line item cash and cash equivalents, accounts receivable, prepaid expenses and other assets. As of December 31, 2016 and 2017, substantially all of the Group's cash and cash equivalents were deposited in financial institutions located in the PRC. Accounts receivable are typically unsecured and are derived from revenue earned from customers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances.

        There are no revenues from customers which individually represent greater than 10% of the total net revenues for any year of the two years period ended December 31, 2017.

9F Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        There are no customers of the Group that accounted for greater than 10% of the Group's carrying amount of accounts receivable as of December 31, 2016 and 2017.

Recent accounting pronouncements

        In November 2015, the Financial Accounting Standard Board ("FASB") issued ASU No. 2015-17, "Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes" ("ASU 2015-17"). The FASB issued ASU 2015-17 as part of its ongoing Simplification Initiative, with the objective of reducing complexity in accounting standards. The amendments in ASU 2015-17 require entities that present a classified balance sheet to classify all deferred tax liabilities and assets as a noncurrent amount. This guidance does not change the offsetting requirements for deferred tax liabilities and assets, which results in the presentation of one amount on the balance sheet. Additionally, the amendments in ASU 2015-17 align the deferred income tax presentation with the requirements in International Accounting Standards (IAS) 1, Presentation of Financial Statements. The guidance is effective for public entities for annual periods beginning after December 15, 2016, and interim periods within those annual periods with early adoption being permitted. The Group early adopted this guidance on January 1, 2016. The adoption of this guidance did not have a material impact on the Group's financial position, results of operations or cash flows.

        In January 2016, the FASB issued ASU 2016-01, "Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities" This guidance revises the accounting related to the classification and measurement of investments in equity securities as well as the presentation for certain fair value changes in financial liabilities measured at fair value, and amends certain disclosure requirements. The guidance requires that all equity investments, except those accounted for under the equity method of accounting or those resulting in the consolidation of the investee, be accounted for at fair value with all fair value changes recognized in income. For financial liabilities measured using the fair value option, the guidance requires that any change in fair value caused by a change in instrument-specific credit risk be presented separately in other comprehensive income until the liability is settled or reaches maturity. The guidance is effective for interim and annual reporting periods in fiscal years beginning after December 15, 2017, with early adoption permitted for certain provisions. A reporting entity would generally record a cumulative-effect adjustment to beginning retained earnings as of the beginning of the first reporting period in which the guidance is adopted. The Group does not expect the adoption of ASU 2016-01 to have a significant impact on the consolidated financial statements.

        In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The guidance supersedes existing guidance on accounting for leases with the main difference being that operating leases are to be recorded in the statement of financial position as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. For operating leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. For public business entities, the guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application of the guidance is permitted. In transition, entities are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. The Group is

9F Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

currently evaluating the impact of the adoption of ASU No. 2016-02 will have on its consolidated and combined financial statements, but the Group expects that most existing operating lease commitments will be recognized as operating lease obligations and right-of-use assets as a result of adoption.

        In March, 2016, the FASB issued a new pronouncement ASU 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting, which is intended to improve the accounting for employee share-based payments and affect all organizations that issue share-based payment awards to their employees. Several aspects of the accounting for share-based payment award transactions are simplified, including: (a) income tax consequences; (b) classification of awards as either equity or liabilities; and (c) classification on the statement of cash flows. Additionally, under ASU 2016-09, an election can be made to reduce share-based compensation expense for forfeitures as they occur instead of estimating forfeitures that are expected to occur. For public companies, the amendments are effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Early adoption is permitted. The Group decided to early adopt ASU 2016-09 in 2016. In connection with the adoption of this standard, the Group elected to no longer apply an estimated forfeiture rate and instead accounted for forfeitures as they occur. Accordingly, the Group applied the full retrospective adoption approach, which did not result in any material difference to the consolidated financial statements.

        In June, 2016, the FASB issued a new pronouncement ASU 2016-13, Financial Instruments—Credit Losses (Topic 326):Measurement of Credit Losses on Financial Instruments, which is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. The ASU requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Financial institutions and other organizations will now use forward-looking information to better inform their credit loss estimates. Many of the loss estimation techniques applied today will still be permitted, although the inputs to those techniques will change to reflect the full amount of expected credit losses. Organizations will continue to use judgment to determine which loss estimation method is appropriate for their circumstances. The ASU requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an organization's portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. In addition, the ASU amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. The ASU is effective for public companies for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early application will be permitted for all organizations for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The Group is in the process of evaluating the impact that this guidance will have on its consolidated and combined financial statements.

        In October, 2016, the FASB issued a new pronouncement, ASU 2016-16, which removes the prohibition in ASC 740 against the immediate recognition of the current and deferred income tax effects of intra-entity transfers of assets other than inventory. The ASU, which is part of the Board's

9F Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

simplification initiative, is intended to reduce the complexity of U.S. GAAP and diversity in practice related to the tax consequences of certain types of intra-entity asset transfers, particularly those involving intellectual property. For public business entities, the ASU is effective for annual periods beginning after December 15, 2017, and interim periods within those annual periods. Early adoption is permitted for all entities as of the beginning of a fiscal year for which neither the annual or interim (if applicable) financial statements have been issued or made available for issuance. The Group is in the process of evaluating the impact that this guidance will have on its consolidated financial statements.

        In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (230): Restricted Cash. The amendments in this Update require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. For public business entities, the amendments in this update are effective for fiscal years beginning after December 15, 2017, and interim periods within those annual periods. Earlier adoption is permitted. The amendments in this Update should be applied using a retrospective transition method to each period presented. The Group elected to early adopt this guidance on a retrospective basis and have applied the changes to the consolidated statements of cash flows during the years ended December 31, 2016 and December 31, 2017.

        In May 2017, the FASB issued ASU 2017-09, "Compensation—Stock Compensation (Topic 718), Scope of Modification Accounting", which clarifies and reduces both (1) diversity in practice and (2) cost and complexity when applying the guidance in Topic 718, to a change to the terms or conditions of a share-based payment award. The amendments are effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years, with early adoption is permitted. The amendments should be applied prospectively to modifications that occur on or after the adoption date. The Group is currently evaluating the impact of adopting this standard on its consolidated financial statements.

        In June 2018, the FASB issued ASU 2018-07, Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting, which more closely aligns the accounting for share-based payments to nonemployees with the guidance for employees. The ASU is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018, with early adoption permitted. The Group has early adopted the ASU, which did not result in any material difference to the consolidated financial statements.

3. DISPOSAL/DECONSOLIDATION OF SUBSIDIARIES

Disposal of Shenzhen Chaoneng

        As a subsidiary of the Group, Shenzhen Chaoneng Information Technology Co., Ltd. ("Shenzhen Chaoneng") provide customer referral services to companies with in the Group.

        On July 26, 2017, pursuant to a share purchase agreement, the Group transferred 100% ownership interest in Shenzhen Chaoneng to third parties in return for cash consideration of RMB0.1. As a result, the Groups lost control over Shenzhen Chaoneng. A disposal gain of RMB15,021 were recognized,

9F Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

3. DISPOSAL/DECONSOLIDATION OF SUBSIDIARIES (Continued)

which is the difference between the disposal consideration of RMB0.1 and the carrying value in Shenzhen Chaoneng, amounted to net liabilities of RMB15,021.

Deconsolidation of Shenzhen Boya

        Shenzhen Boya Chengxin Financial Service Limited ("Shenzhen Boya") is engaged in providing consumer finance services based on artificial intelligence and block chain technology.

        On January 2016, Jiufu Jinke acquired 51% equity interest in Shenzhen Boya. On September 27, 2017, Shenzhen Boya issued equity interests to new shareholders, thereby diluting Jiufu Jinke's ownership percentage from 51% to 40%. Such transaction was accounted for as a business disposal. The Group re-measured its remaining 40% equity interests in Shenzhen Boya at fair value amounted to RMB298,831 on the disposal date with a disposal loss of RMB23,156. The Group accounts for it remaining equity interest of 40% in Shenzhen Boya as an equity method investment going forward as the Group no longer controls Shenzhen Boya but can still exercise significant influence.

4. BUSINESS ACQUISITION

        In 2016 and 2017, the Group completed several business combinations to complement its existing businesses. Total consideration for these acquisitions amounted to RMB35,850 and RMB33,581, respectively, which were paid in cash. Goodwill recognized in these acquisitions were RMB10,370 and RMB2,704 during the years ended December 31, 2016 and 2017, respectively.

        The Group completed the valuations necessary to assess the fair values of the tangible and intangible assets acquired and liabilities assumed and the fair value of non-controlling interests, resulting from which the amount of goodwill was determined and recognized as of the respective acquisition dates. The following table summarizes the aggregated fair values of the assets acquired,

9F Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

4. BUSINESS ACQUISITION (Continued)

liabilities assumed and the non-controlling interest arising from acquisitions as of the respective dates of acquisition:

	Year ended December 31
	2016	2017
	RMB	RMB
Cash acquired	15,050	2,960
Property and equipment	459	503
Intangible assets—brokerage licenses	17,589	31,501
Goodwill	10,370	2,704
Other assets	139,307	51,331

Total assets acquired	182,775	88,999

Current liabilities	(139,618)	(48,459)
Deferred tax liabilities	(2,902)	(6,959)

Total liabilities assumed	(142,520)	(55,418)

Net assets acquired	40,255	33,581

Non-controlling interest arising from acquisitions	4,405	—

        Neither the results of operations since the acquisition dates nor the pro forma results of operations of the acquirees were presented because the effects of these business combinations, individually and in the aggregate, were not significant to the Group's consolidated results of operations.

5. PREPAID EXPENSE AND OTHER ASSETS

	December 31, 2016	December 31, 2017
Deposits(i)	88,372	96,975
Advances to suppliers	2,656	276,150
Segregated bank balances held on behalf of customers(ii)	32,065	20,024
Prepaid taxes	775	78,338
Prepaid service fee	7,415	37,443
Others	8,235	15,391

Total	139,518	524,321

(i)
Deposits mainly include rent deposits and deposits to third-party vendors.

(ii)
The Group's subsidiary, 9F Primasia Securities Limited ("9F Primasia") receives funds from investors for purpose of buying or selling securities on behalf of its customers. The funds are deposited in 9F Primasia bank account restricted only for the use of purchasing securities on behalf of the customers and the use of the funds within this account are monitored by the bank. Such bank balance represents an asset of the Group for the amounts due to customers for the segregated bank balance held and payable to customers on demand. The Group also recognizes a corresponding liability for the same amount.

9F Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

6. FAIR VALUE OF ASSETS AND LIABILITIES

        For a description of the fair value hierarchy and the Group's fair value methodologies, see "Note 2—Summary of Significant Accounting Policies."

Financial instruments recorded at fair value

1) Assets and Liabilities Recorded at Fair Value

        The Group does not have assets or liabilities measured at fair value on a non-recurring basis.

        The following tables present the fair value hierarchy for assets and liabilities measured at fair value on a recurring basis subsequent to initial recognition:

December 31, 2016	Level 1	Level 2	Level 3	Balance at Fair Value
	RMB	RMB	RMB	RMB
Assets
Available-for-sale investment		—	34,918	34,918

Total Assets	—	—	34,918	34,918

December 31, 2017
Assets
Available-for-sale investment	—	—	33,753	33,753

Total Assets	—	—	33,753	33,753

        The Group did not transfer any assets or liabilities in or out of level 3 during the years ended December 31, 2016 and 2017.

        The Group's available-for-sale investment consists of a convertible note receivable from a third-party private company and its fair value is measured on a recurring basis based on the binomial model using significant unobservable inputs disclosed below. The Group classified the valuation technique that use these inputs as Level 3 measurement.

2) Significant Unobservable Inputs

Financial Instrument	Unobservable Input	Range of Inputs Weighted-Average
Available-for-sale investment	Discounted rates	4.65%
	Volatility of underlying	19.01%
	Cumulative redemption rate	12.00%
	Cumulative prepayment rates	6.00%

Financial Instruments Not Recorded at Fair Value

        Financial instruments, including cash and cash equivalents, restricted cash, term deposits, accounts receivable, other receivables, prepaid expenses, other assets, accounts payable, other current liabilities and amounts due from/to related parties are not recorded at fair value. The fair values of these financial instruments are approximate their carrying value reported in the consolidated balance sheets due to the short term nature of these assets and liabilities.

9F Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

7. LONG-TERM INVESTMENTS

	Cost method investments	Equity method investments	Available for sales investment	Total
	RMB	RMB	RMB	RMB
Balance at December 31, 2015	39,433	8,922	—	48,355
Additions	47,515	4,100	34,715	86,330
Share of result of an equity investee		15,047	—	15,047
Unrealized gain recorded in accumulated other comprehensive income	—	—	194	194
Foreign currency translation adjustment	1,396	697	9	2,102

Balance at December 31, 2016	88,344	28,766	34,918	152,028

Additions	94,150	89,790	—	183,940
Shenzhen Boya (Note 3)		115,932	—	115,932
Share of result of an equity investee		64,701	—	64,701
Unrealized gains recorded in accumulated other comprehensive income	—	—	1,071	1,071
Foreign currency translation adjustment	(1,736)	(3,964)	(2,236)	(7,936)

Balance at December 31, 2017	180,758	295,225	33,753	509,736

Equity method investments

	December 31, 2016	December 31, 2017
	RMB	RMB
WeCash Holdings Ltd. ("WeCash")(i)	22,485	98,740
Xianhua Information Technology (Beijing) Limited ("Xianhua")(ii)	—	21,503
Zhongzheng Jinniu (Beijing) Investment Consulting Limited ("Jinniu")(iii)	—	39,620
Shenzhen Boya(iv)	—	102,177
Yoquant Technology (Beijing) Limited ("Yoquant")(v)	—	14,409
Others	6,281	18,776

Total	28,766	295,225

(i)
In December 2014, the Group subscribed to 3,579,000 ordinary shares of WeCash for a cash consideration of RMB6,500. The Group held 24.90% and 22.17% equity interest as of December 31, 2016 and 2017, respectively. The Group recognized its share of profit in WeCash of RMB15,288 and RMB80,236 for the years ended December 31, 2016 and 2017, respectively.

(ii)
In March 2017, the Group purchased an equity interest in Xianhua for a total cash consideration of RMB20,000. The Group held 20% equity interest as of December 31, 2017 and recognized its share of profit of RMB1,503 for the year ended December 31, 2017.

(iii)
In September 2017, the Group purchased an equity interest of Jinniu for a total consideration of RMB40,900. The Group held 25% equity interest as of December 31, 2017 and recognized its share of loss of RMB1,280 for the year ended December 31, 2017.

(iv)
In January 2016, the Group purchased 51% equity interest in Shenzhen Boya for nil. On September 27, 2017, due to additional capital funding provided by outside investor, the Group's ownership percentage was diluted to 40% and loss control of Shenzhen Boya. The Group held 40% equity interest as of December 31, 2017 and recognized its share of loss of RMB 13,755 for the year ended December 31, 2017.

9F Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

7. LONG-TERM INVESTMENTS (Continued)

(v)
In June 2017, the Group entered into an agreement to purchase 21.07% capital of Yoquant for a total consideration of RMB15,440. The Group held 21.07% equity interest as of December 31, 2017 and recognized its share of loss of RMB1,031 for the year ended December 31, 2017.

        The summarized financial information for all of the Group's equity method investments were as follows:

	December 31, 2016	December 31, 2017
	RMB	RMB
Total current assets	1,414,130	2,933,142
Total assets	1,486,466	3,053,354
Total current liabilities	(1,243,758)	(2,195,200)
Total liabilities	(1,254,933)	(2,204,654)
Non-controlling interests	(760)	(1,851)

	Year ended December 31, 2016	Year ended December 31, 2017
	RMB	RMB
Net revenue	347,036	1,582,734
Gross profits	210,868	1,083,105
Income from continuing operations	36,336	302,603
Net income	43,266	323,678

8. PROPERTY, EQUIPMENT AND SOFTWARE, NET

	December 31, 2016	December 31, 2017
	RMB	RMB
Office building	—	18,944
Computer and electronic equipment	16,242	19,389
Furniture and office equipment	3,221	4,474
Leasehold improvements	7,942	8,084
Software	4,775	24,051

Total property and equipment	32,180	74,942
Accumulated depreciation and amortization	(12,113)	(20,273)

Property, equipment, net	20,067	54,669

        Depreciation expense on property, equipment and software for the years ended December 31, 2016 and 2017 were RMB8,924 and RMB10,014 respectively.

9F Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

9. INTANGIBLE ASSETS, NET

	December 31, 2016	December 31, 2017
	RMB	RMB
Brokerage licenses	18,310	48,309

Total Intangible assets	18,310	48,309
Accumulated amortization	(458)	(2,255)

Intangible assets, net	17,852	46,054

        The amortization periods range from 10 years to 20 years. Amortization expense on intangible assets for the years ended December 31, 2016 and 2017 were RMB438 and RMB1,874, respectively.

10. ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31, 2016	December 31, 2017
	Restated	Restated
	RMB	RMB
Accrued advertising and marketing fee	148,106	527,250
Payable related to services fee and others	52,772	152,805
Amounts due to customers for the segregated bank balances held on their behalf	32,065	20,024
Payable to guarantee company(i)	145,879	671
Value added tax and surcharges	96,607	56,739
Others	25,171	37,958

Total accrued expenses and other current liabilities	500,600	795,447

(i)
In August 2016, the Group launch an "investors' protection plan" to replace the former quality assurance program. Payable to guarantee company reflects the balance of the quality assurance fund that has not been transferred to the depository account opened by Nanfeng Guarantee as of the balance sheet dates.

9F Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

11. RELATED PARTY BALANCES AND TRANSACTIONS

        The Group accounts for related party transactions based on various services agreements. Below summarizes the major related parties and their relationships with the Group, and the nature of their services provided to/by the Group:

Name of related parties	Relationship with the Group	Major transaction with the Group
Beijing Jiufu Weiban Technology Limited ("9F Weiban")	Equity method investee	Consulting services and related party loans
Beijing We Cash Qiyi Technology Limited ("WeCash Qiyi")	Equity method investee	Borrower acquisition and referral services
Huoerguosi Wukong Digital Technology Limited ("Huoerguosi")	Entity controlled by Sun, Lei (Chief Executive Officer of the Group)	Advertising services
WeCash Xiangshan Information Technology Limited ("WeCash Xiangshan")	Subsidiary of equity method investee	Credit inquiry services
Kashi Boya Chengxin Internet Technology Limited ("Kashi Boya")	Subsidiary of equity method investee	Borrower acquisition and referral services
Shanghai Jiutai Financial Information Services Limited ("Shanghai Jiutai")	Entity controlled by Liu, Lei (Chief Risk Officer of the Group)	Related party loan
Jinniu	Equity method investee	Consulting services
Beijing Shunwei Wealth Technology Limited ("Beijing Shunwei")	Equity method investee	Borrower acquisition and referral services
Beijing Jiujia Wealth Management Limited ("Beijing Jiujia")	Equity method investee	Investors acquisition and referral Services and related party loans
Beijing Youjiu Technology Limited	Equity method investee	Investors acquisition and referral services
Qu, Jiachun	Principal shareholder of the Group	Related party loan
Ren, Yifan	Director of the Group	Related party loan
Liu, Lei	Chief Risk Officer of the Group	Related party loan
Zhuhai Hengqin Flash Cloud Payment Information Technolgy Limited ("Zhuhai Hengqin Payment")	Entity controlled by Sun, Lei	Third party payment service
Huoerguosi Flash Cloud Payment Information Technology Limited ("Huoerguosi Payment")	Entity controlled by Sun, Lei	Third party payment service

9F Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

11. RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

        Details of related party balances and transactions as of and for the year ended December 31, 2016 and 2017 are as follows:

(1)   Transactions provided by related parties

	Year ended December 31, 2016	Year ended December 31, 2017
	RMB	RMB
Consulting services:
9F Weiban	11,566	944
Investors and borrower acquisition and referral services:
Jiujia	125,928	334,309
WeCash Qiyi	38,934	3,892
Beijing Shunwei	3,408	5,283
Kashi Boya	—	73,575

Subtotal	168,270	417,059
Credit inquiry services:
WeCash Xiangshan	—	4,034

Third party payment service
Zhuhai Hengqin Payment	—	20,048
Huoerguosi Payment	—	56,620

Subtotal	—	76,668
Others	3	116

Total	179,839	498,821

(2)   Transactions provided to related parties

	Year ended December 31, 2016	Year ended December 31, 2017
	RMB	RMB
Beijing Shunwei	3,979	3
Others	—	78

Total	3,979	81

9F Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

11. RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

(3)   Amounts due from related parties

	December 31, 2016	December 31, 2017
	RMB	RMB
Beijing Shunwei	4,214	4,214
Beijing Jiujia	15,850	11,350
9F Weiban	2,050	2,050
Huoerguosi	—	9
Liu, Lei	620	620
Shanghai Jiutai	2,113	2,113

Total	24,847	20,356

(4)   Amounts due to related parties

	December 31, 2016	December 31, 2017
	RMB	RMB
Zhuhai Hengqin Payment	—	2,523
Huoerguosi Payment	—	26,372
Beijing Jiujia	3,166	2,658
WeCash Qiyi	516	516
Qu, Jiachun	300	300
Ren, Yifan	700	700

Total	4,682	33,069

12. INCOME TAXES

        9F Inc. is a company incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, it is not subject to tax on either income or capital gain.

        Under the current Hong Kong Inland Revenue Ordinance, 9F Inc. Hong Kong is subject to 16.5% income tax on its taxable income generated from operations in Hong Kong.

        Under the PRC Enterprise Income Tax Law (the "EIT Law"), the Group's subsidiaries domiciled in the PRC are subject to 25% statutory rate unless they are qualified for preferential income tax rate status in accordance with the EIT Law. Certain of the Group's PRC subsidiaries and VIEs enjoy a preferential income tax rate of 15% or 20% under the EIT Law. A "high and new technology enterprise" is entitled to a favorable income tax rate of 15% and such qualification is reassessed by relevant governmental authorities every three years. In December 2016, Beijing Muyu Technology Development Co., Ltd. ("Beijing Muyu"), a subsidiary of Beijing Jiufu Puhui Information Technology Co., Ltd. ("Jiufu Puhui"), was qualified as a "high and new technology enterprise" and thus enjoyed a preferential income tax rate of 15% for 2016 and 2017. It would continue to enjoy such

9F Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

12. INCOME TAXES (Continued)

preferential income tax rate in 2018, provided it continues to meet the standards for "high and new technology enterprise" during 2018. In 2017, each of Jiufu Jinke, Jiufu Lianyin, Jiufu Puhui and Jiufu Wukong (Beijing) Technology Co., Ltd. ("Jiufu Wukong"), a subsidiary of Jiufu Jinke, was qualified as a "high and new technology enterprise" and thus enjoyed a preferential income tax rate of 15% for 2017. They would enjoy a preferential income tax rate of 15% for 2018 and 2019, provided they continue to meet the standards for "high and new technology enterprise" during 2018 and 2019. In addition, Zhuhai Hengqin Jiufu Technology Co., Ltd. ("Zhuhai Hengqin") has been recognized as an enterprise of encouraged industries in the Hengqin New Area of Guangdong Province and enjoyed a preferential income tax rate of 15% for 2016 and 2017. Zhuhai Jiufu Xiaojin Technology Co., Ltd. ("Zhuhai Xiaojin") has been recognized as an enterprise of encouraged industries in the Hengqin New Area of Guangdong Province and enjoyed a preferential income tax rate of 15% for 2017. Shenzhen Boya has been recognized as encouraged industries in the Qianhai Shenzhen-Hong Kong modern service industry cooperation area of Guangdong Province and enjoyed a preferential income tax rate of 15% for 2017. Xizang Jiufu Dingdang Information Technology Co., Ltd. ("Jiufu Dingdang") has been recognized as encouraged industries in the Tibet autonomous region and enjoyed a preferential income tax rate of 15% for 2017, the income tax shared by Tibet autonomous region was temporarily exempted. Each of Xinjiang Jiufu Onecard Information Technology Co., Ltd. ("Xinjiang Onecard"), Kashi Boya Chengxin Internet Technology Limited ("Kashi Boya") and Xinjiang Jiufu Chaoneng Information Technology Co., Ltd. ("Jiufu Chaoneng"), a subsidiary of Shenzhen Chaoneng has been recognized as encouraged industries in the Xinjiang Kashgar Special Economic Development Area and enjoyed a five-years exemption from enterprise income tax from 2017 to 2021. Huoerguosi Lexiangyiyang Technology Limited ("Lexiangyiyang") has been recognized as encouraged industries in the Huoerguosi Special Economic Development Area and enjoyed a five years exemption from enterprise income tax from 2017 to 2021. Liangzi (Tianjin) Finance Lease Limited ("Liangzi") is was qualified as a "small enterprises with low profits" and thus enjoyed a preferential income tax rate of 20% for 2016 and 2017.

        The current and deferred components of the income tax expense which were substantially attributable to the Group's PRC subsidiaries and VIEs and VIEs' subsidiaries, are as follows:

	Year ended December 31, 2016	Year ended December 31, 2017
	Restated RMB	Restated RMB
Current tax	320,007	409,657
Deferred tax	(48,875)	(57,225)

Total	271,132	352,432

9F Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

12. INCOME TAXES (Continued)

        The reconciliation of income tax expense at statutory tax rate to income tax expense recognized is as follows (in thousands):

	Year ended December 31, 2016	Year ended December 31, 2017
	Restated RMB	Restated RMB
Income before income tax expenses	417,711	1,011,484
Statutory tax rate in the PRC	25%	25%
Income tax expense at statutory tax rate	104,428	252,871
Non-deductible expenses	209,479	77,735
Change in valuation allowance	11,505	22,384
Effect of tax holiday and preferential tax rate	(79,469)	(527,178)
Effect of different tax rates of subsidiaries operating in other jurisdictions	25,189	526,620

Income tax expense	271,132	352,432

        The aggregate amount and per ordinary share effect of the tax holiday and preferential tax rate are as follows:

	December 31, 2016	December 31, 2017
	Restated RMB	Restated RMB
The aggregate amount of tax holiday and preferential tax rate	79,469	527,178
The aggregate effect on basic and diluted net income per ordinary share:
—Basic	64.14	423.73
—Diluted	59.17	380.73

        The tax effects of temporary differences that gave rise to the deferred tax balances are as follows:

	December 31, 2016	December 31, 2017
	RMB	RMB
Deferred revenue	19,252	50,203
Accrued expenses	25,102	56,752
Allowance for doubtful accounts	6,933	4,159
Net operating loss carry forward	15,919	35,340
Less: valuation allowance	(12,956)	(35,340)

Total deferred tax assets, net	54,250	111,114

9F Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

12. INCOME TAXES (Continued)

        The movements of valuation allowance for the year end December 31, 2016 and 2017 are as follows:

	December 31, 2016	December 31, 2017
	RMB	RMB
Balance at beginning of year	1,451	12,956
Additions	11,505	22,384

Balance at end of year	12,956	35,340

	December 31, 2016	December 31, 2017
	RMB	RMB
Deferred tax liabilities:
Intangible asset from acquisition	2,945	9,309

Total deferred liabilities	2,945	9,309

        The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carryforward periods, the Group's experience with tax attributes expiring unused and tax planning alternatives. The valuation allowance is considered on each individual entity basis. Considering all the above factors, valuation allowances were established to certain entities because the Group believes that it is more likely than not that its deferred tax assets will not be realized as it does not expect to generate sufficient taxable income in the near future.

        Uncertainties exist with respect to how the current income tax law in the PRC applies to the Group's overall operations, and more specifically, with regard to tax residency status. The EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for Chinese income tax purposes if the place of effective management or control is within the PRC. The implementation rules to the EIT Law provide that non-resident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting and properties, occurs within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Group does not believe that the legal entities organized outside of the PRC within the Group should be treated as residents for EIT law purposes. If the PRC tax authorities subsequently determine that the Group and its subsidiaries registered outside the PRC should be deemed resident enterprises, the Group and its subsidiaries registered outside the PRC will be subject to the PRC income taxes, at a statutory income tax rate of 25%.

        The EIT regulations (i.e. Caishui [2011] No. 112) specify that legal entities organized in the Xinjiang Huoerguosi Special Economic Development Area and Xinjiang Kashgar Special Economic Development Area upon meeting certain requirements can qualify for five years exemption on income

9F Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

12. INCOME TAXES (Continued)

tax. Uncertainties exist with regard to whether Xinjiang Onecard, Kashi Boya, Lexiangyiyang and Jiufu Chaoneng can meet the requirements stipulated under the current EIT regulations as well as whether the Group income allocation to entities in Xinjiang match with their business substance. Despite the present uncertainties resulting from the limited tax implementation guidance for the preferential tax treatment of the above regulation in Xinjiang and the tax authorities' view on the income allocation, the Group believes that the legal entities in the Xinjiang Huoerguosi Special Economic Development Area and Xinjiang Kashgar Special Economic Development Area meet the requirements as stipulated by the prevailing EIT laws and regulations and therefore can qualified for the income tax exemption and the current income allocation ratio can be sustained. If the PRC tax authorities subsequently determine that these entities do not qualified for the income tax exemption status or the income allocation ratio is not in compliance with arm's length principle, these entities will be subject to the PRC income taxes, at a statutory rate of 25%, or a transfer pricing adjustment would be made to increase the profit of other entities (subject to 25% or 15% EIT rate) in the Group, which will in turn increase our tax liability, late payment interest, and penalties of the Group.

        Since January l, 2011, the relevant tax authorities of the Group's subsidiaries, VIEs and VIEs' subsidiaries have not conducted a tax examination on the Group's subsidiaries, VIEs and VIEs' subsidiaries. In accordance with relevant PRC tax administration laws, tax years from 2012 to 2017 of the Group's PRC subsidiaries, VIEs and VIEs' subsidiaries remain subject to tax audits as of December 31, 2017, at the tax authority's discretion.

        According to PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or withholding agent. The statute of limitations will be extended five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB0.1 million is specifically listed as a special circumstance). In the case of a related party transaction, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. From inception to 2016, the Group is subject to examination of the PRC tax authorities.

        Aggregate undistributed earnings of the Group's PRC subsidiaries and VIEs that are available for distribution was RMB 3,423,684 and RMB 817,494 as of December 31, 2017 and 2016, respectively.

        In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises ("FIEs") earned after January 1, 2008, are subject to a 10% withholding income tax. In addition, under tax treaty between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in the FIE, or 10%, if the investor holds less than 25% in the FIE. A deferred tax liability should be recognized for the undistributed profits of PRC subsidiaries unless the Group has sufficient evidence to demonstrate that the undistributed dividends will be reinvested and the remittance of the dividends will be postponed indefinitely. The Group plans to indefinitely reinvest undistributed profits earned from its China subsidiaries in its operations in the PRC. Therefore, no withholding income taxes for undistributed profits of the Group's subsidiaries have been provided as of December 31, 2017 and 2016.

9F Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

12. INCOME TAXES (Continued)

        Under applicable accounting principles, a deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting basis over tax basis in a domestic subsidiary. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means. The Group completed its feasibility analysis on a method, which the Group will ultimately execute if necessary to repatriate the undistributed earnings of the VIEs without significant tax costs. As such, the Group does not accrue deferred tax liabilities on the earnings of the VIEs given that the Group will ultimately use the means.

13. SHARE-BASED COMPENSATION

Share incentive plan

Share options

        In 2015, the Group adopted the 2015 Share Incentive Plan (the "2015 Plan"), in 2016, the Group adopted the 2016 Share Incentive Plan (the "2016 Plan"), which permits the grant of three types of awards: options, restricted shares and restricted share units. Persons eligible to participate in the 2015 Plan and 2016 Plan (collectively, the "Plans") includes employees, consultants and directors of the Group or any of affiliates, which include the Group's parent company, subsidiaries and the Group. Under the 2015 plan, a maximum ordinary shares available for issuance were 150,947. Under the 2016 Plan, a maximum of 167,719 ordinary shares were reserved for issuance. According to the resolutions of the board of director in 2017, the Group reserved additional 358,674 ordinary shares for the Plans.

        During the year ended December 31 2017, the Group granted 363,582 share options. 357,149 share options were granted at the exercise price of RMB1,432.39 per share and 6,433 share options were granted at the exercise price of RMB777.88 per share. These grants are subject to the following vesting conditions:

  •
  349,580 share options will vest over 3 years based on vesting of 60%, 30% and 10% at each calendar year end subsequent to the grant date. In addition to the service requirement, 100,000 share options will only vest upon IPO.

  •
  6,070 share options will vest over 4 years based on vesting of 15%, 20%, 25%, 25% with 15% of the share options vesting on first year end of the grant date and then each anniversary of the grant date.

  •
  5,434 share options will vest over 3 years based on a vesting of 40%, 30% and 30% on each anniversary of the grant date.

  •
  2,498 share options will vest annually in equal instalment over 3 or 4 years on each anniversary of the grant date.

9F Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

13. SHARE-BASED COMPENSATION (Continued)

        During the year ended December 31, 2016, the Group granted 164,611 share options at the exercise price of RMB777.88 per share under the 2016 Plan. These grants are subject to the following vesting conditions:

  •
  96,000 share options will vest over 3 years based on vesting of 60%, 30% and 10% on each anniversary of the grant date.

  •
  56,658 share options will vest annually in equal instalment on each anniversary of the grant date over 4 years.

  •
  11,953 share options will vest over 3 years based on vesting of 30%, 30% and 40% on each anniversary of the grant date.

        During the year ended December 31, 2015, the Group granted of 71,554 share options at the exercise price of RMB1,472.05 per share and 71,554 share options at the exercise price of nil per share under the 2015 Plan. These grants are subject to the following vesting conditions:

  •
  78,869 share options will vest over 4 years based on vesting of 15%, 30%, 30% and 25% on each calendar year end of subsequent to the grant date.

  •
  62,279 share options will vest over 3 years based on vesting of 60%, 30% and 10% on each calendar year end of the grant date.

  •
  1,960 share options will vest over 5 years based on vesting of 10%, 25%, 20%, 20%, and 25% on each calendar year end subsequent to the grant date.

        In February 2014, the Group granted 10,870 share options at the exercise price of RMB655.23 per share. Upon the termination of employment, all the share options that have not vested will be cancelled. The grantee has terminated his employment with the Group on October 2015 with 4,831 share options cancelled. The 6,039 vested options were exercised in May 2017.

        The vesting of the share options granted during the years ended December 31 2015, 2016 and 2017 are also subject to certain annual performance targets established by the Group's Board of Directors and Chief Executive Officer("CEO"). The Group recognized compensation expenses related to the option linked to these performance targets during the vesting period based on the probable outcome of these performance conditions. The Group has determined that it is probable these conditions will be met; as such the share-based compensation is recognized over the vesting period.

        On November 1, 2017 (the "repricing date"), board of directors of the Group approved the resolution to amend the terms of 269,627 vested options granted to Sun lei, CEO of the Group by reducing the exercise price of such vested share options to zero. The average original exercise price prior to the amendment was RMB1,147.32 per share. The amendments did not change the vesting provisions or any other option terms. This amendment was accounted for as a share option modification and required the re-measurement of the fair value of these share options. This re-measurement resulted in a total incremental share-based compensation of RMB333,100, which is recognized on the repricing date.

9F Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

13. SHARE-BASED COMPENSATION (Continued)

        The Group calculated the estimated fair value of the share options on the respective grant dates using the binomial option pricing model with the assistance from an independent valuation firm, with the following assumptions used in 2016 and 2017. The weighted-average grant-date fair value of the share options granted during 2016 and 2017 was RMB1,962.53 and RMB5,454.89 respectively.

	Year ended December 31, 2016	Year ended December 31, 2017
	RMB	RMB
Risk free rate of interest	1.00% - 1.18%	1.65% - 2.03%
Volatility	48.7% - 48.9%	43.6% - 44.5%
Dividend yield	—	—
Exercise multiples	2.2 - 2.8	2.2 - 2.8
Life of option (years)	5.0	4.0 - 5.0

(1)   Risk free rate of interest

        Based on the daily treasury long term rate of U.S. Department of the treasury with a maturity period close to the expected term of the option.

(2)   Volatility

        The volatility factor estimated was based on the annualized standard deviation of the daily return embedded in historical share prices of the selected guide line companies with a time horizon close to the expected expiry of the term.

(3)   Dividend yield

        The Company has never declared or paid any cash dividends on the Company's capital stock, and does not anticipate any dividend payments on the Company's ordinary shares in the foreseeable future.

(4)   Exercise multiples

        The expected exercise multiple was estimated as the average ratio of the stock price as at the time when employees would decide to voluntarily exercise their vested options. As the Company did not have sufficient information of past employee exercise history, it was estimated by referencing to academic research publications.

9F Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

13. SHARE-BASED COMPENSATION (Continued)

        The activity in share options during period from December 31, 2016 to December 31, 2017 is set out below:

	Number of Options	Weighted Average Exercise Price	Weighted Average Grant-date Fair Value
		RMB	RMB
Outstanding as of December 31, 2015	149,147	732.76	417.68

Granted	164,611	777.88	1,926.53

Outstanding as of December 31, 2016	313,758	776.22	1,220.57

Granted	363,582	1,421.04	5,454.89
Exercised	(275,666)	14.35	1,137.79

Outstanding as of December 31, 2017	401,674	1,042.79	3,478.30

Vested and expected to vest as of December 31, 2017	335,342

        The following table summarizes information with respect to share options outstanding as of December 31, 2017:

	Options Outstanding		Options Exercisable
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Number Outstanding	Weighted Average Remaining Contractual Life
RMB
—	40,414	2.57	30,115	2.54
777.88	113,444	3.58	18,657	3.59
1,432.39	207,401	4.80	60,000	4.80
1,472.05	40,415	2.57	30,115	2.54

Total	401,674		138,887

9F Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

13. SHARE-BASED COMPENSATION (Continued)

        The share-based compensation expenses recognized with each issuance of share options since January 1, 2015 are as follows:

	For the year ended December 31,
Date of Grant	2016	2017
	RMB	RMB
10/07/2015	21,411	60,253
25/09/2015	377	197
01/07/2016	86,074	167,968
16/08/2016	91	246
23/08/2016	836	2,388
01/09/2016	515	1,581
06/09/2016	1,125	3,603
01/08/2017		4,124
11/09/2017		2,709
10/10/2017		628
20/10/2017		1,124,509

Share-based compensation recognized for share options	110,429	1,368,206

Ordinary shares issued to management

        On December 30, 2017, according to the resolution of the board of directors, the Group approved to issue 98,945 ordinary shares at par value to three individuals who are members of the executive management and board of directors of the Group. The Group has determined these issuances to be compensatory in nature and vested immediately at the date of the issuance. As such share based compensation of RMB812,299 was recoded on December 30, 2017 based on a determined per share fair value of ordinary share at RMB8,209.60.

	Year ended December 31, 2016	Year ended December 31, 2017
	RMB	RMB
General and administrative expenses	110,429	2,180,505

Total	110,429	2,180,505

        As of December 31, 2016 and 2017, unrecognized compensation cost related to unvested share-based compensation awards granted to employees of the Group was RMB239,668 and RMB1,190,075, respectively. As of December 31, 2017, such cost was expected to be recognized over a weighted average period of 2.10 years.

9F Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

14. CONVERTIBLE REDEEMABLE PREFERRED SHARES

        On March 25, 2015, 9F issued 119,506 Series A preferred shares at a per-share purchase price of about US$293 (equivalent to RMB1,816) to certain third party shareholders ("Series A Preferred Shareholders") for a cash consideration of US$35 million (equivalent to RMB215 million).

        On July 5, 2017, 9F issued 28,303 Series B preferred shares at a per-share purchase price of about US$1,060 (equivalent to RMB7,156) to certain third party shareholders ("Series B Preferred Shareholders") for a cash consideration of US$30 million (equivalent to RMB202 million).

        On Nov 7, 2017, 9F issued 50,518 Series C preferred shares at a per-share purchase price of about US$1,060 (equivalent to RMB7,036) to certain third party shareholders ("Series C Preferred Shareholders") for a cash consideration of US$54 million (equivalent to RMB355 million).

        The key terms of the equity interest with preferential feature are follows:

Voting Rights

        The holders of preferred shares and the holders of ordinary shares shall vote together based on their shareholding percentages.

Dividends

        The holder of each preferred share shall have the right to receive non-cumulative dividends, pari passu with the ordinary shares, on an as-converted basis, when, as and if declared by the Board.

Liquidation

        If a Liquidation Event occurs, distributions to the shareholders of the Group shall be made in the following manner:

  (a)
  Each holder of the Series C preferred shares shall be entitled to receive out of the remaining assets of the Group available for distribution to its Members, prior and in preference to any distribution of any assets or surplus funds of the Group to the holders of the ordinary shares, Series A preferred shares and Series B preferred shares of the Group, an amount equal to 115% of the Series C Issue Price for each Series C preferred share, plus all declared but unpaid dividends and distributions on such Series C preferred share.

  (b)
  Each holder of the Series B preferred shares shall be entitled to receive out of the remaining assets of the Group available for distribution to its shareholders, prior and in preference to any distribution of any assets or surplus funds of the Group to the holders of the ordinary shares and Series A preferred shares of the Group, an amount equal to 115% of the Series B Conversion Price for each Series B preferred share, plus all declared but unpaid dividends and distributions on such Series B preferred share.

  If the assets and surplus funds distributable are insufficient to permit the payment for the full Series B Preference Amount, then the entire assets and surplus funds of the Group available for distribution to such holders shall be distributed ratably among the holders of Series B preferred shares in proportion to the number of Series B preferred shares owned by each such holder.

9F Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

14. CONVERTIBLE REDEEMABLE PREFERRED SHARES (Continued)

  (c)
  Each holder of the Series A preferred shares shall be entitled to receive out of the remaining assets of the Group available for distribution to its shareholders, prior and in preference to any distribution of any assets or surplus funds of the Group to the holders of the ordinary shares and any other class of shares of the Group, an amount equal to the higher of

  (i)
  130% of the Series A issue price for each Series A preferred share, plus all declared but unpaid dividends and distributions on such Series A preferred share

  (ii)
  an amount such holder of Series A preferred share is entitled to assuming pro rata distribution of the assets and surplus funds distributable among all the holders of the preferred shares and all the holders of the ordinary shares.

        If the assets and surplus funds distributable are insufficient to permit the payment for the full Series A preference amount, then the entire assets and surplus funds of the Group available for distribution to such holders shall be distributed ratably among the holders of Series A preferred shares in proportion to the number of Series A preferred shares owned by each such holder.

Conversion

        Each holder of preferred shares have the right to convert any or all of its preferred shares into ordinary shares at the quotient of the original issue price divided by the then effective conversion price as defined in the memorandum and articles of association being no less than par value. In addition, all outstanding preferred shares shall be automatically converted into ordinary shares upon the consummation of a Qualified IPO.

        "Qualified IPO" means a firm commitment underwritten registered initial public offering by the Group of its ordinary shares (or securities of the Group representing the ordinary shares), representing no less than 10% of the Group's share capital on a fully-diluted basis, on New York Stock Exchange, NASDAQ, Hong Kong Stock Exchange or other internationally recognized stock exchange, as approved by the Shareholders in accordance with the Shareholders Agreement, the Memorandum and these Articles, pursuant to a registration statement that is filed with and declared effective in accordance with the securities laws of relevant jurisdiction at a public offering price per share (prior to customary underwriters' commissions and expenses) that is no less than the higher of (i) the product of 1.2 and the Series A Issue Price, and (ii) an amount that represents the Series A Issue Price plus 20% of compound internal rate per annum on the Series A Issue Price for the period from the Series A Issuance Date to the closing date of such offering.

IPO Adjustment Events

        If the Group completes an IPO within 12 months, 24 months or 36 months after the Closing and the public offering price per ordinary share, in the IPO is less than the result of (A)130% (within 12 months), 150% (within 24 months) and 180% (within 36 months) of the Series B and C Conversion Price effective immediately prior to the completion of the IPO, minus (B) all dividends that have been

9F Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

14. CONVERTIBLE REDEEMABLE PREFERRED SHARES (Continued)

declared on a Series B and C preferred share prior to the completion of the IPO (the "Declared Dividends"), then, at the option of the Group:

  (i)
  the Series B and C Conversion Price of each Series B and C preferred share held by the Purchaser shall, immediately prior to the completion of the IPO, be adjusted in accordance with the following formula (such new Series B and C Conversion Price, the "Adjusted Conversion Price I, II and III"):

      Adjusted Conversion Price I = (Per Share Offering Price + Declared Dividends) / 130% (within 12 months);

      Adjusted Conversion Price II = (Per Share Offering Price + Declared Dividends) / 150% (within 24 months);

      Adjusted Conversion Price IIII = (Per Share Offering Price + Declared Dividends) / 180% (within 36 months);

  (ii)
  the Group shall, within thirty (30) Business Days from the completion of the IPO, pay, or cause to be paid, an amount calculated in accordance with the formula below (the "Adjustment Amount I") to the Purchaser for each Series B and C preferred share held by the Purchaser immediately prior to completion of the IPO in cash by wire transfer of immediately available funds to an account designated by the Purchaser:

      Adjusted Amount I = Series B&C Conversion Price effective immediately prior to completion of the IPO—Adjusted Conversion Price I (within 12 months)

      Adjusted Amount II = Series B&C Conversion Price effective immediately prior to completion of the IPO—Adjusted Conversion Price II (within 24 months)

      Adjusted Amount III = Series B&C Conversion Price effective immediately prior to completion of the IPO—Adjusted Conversion Price III (within 36 months)

Performance Adjustments

        The Group had entered certain performance adjustments for Series A preferred shares and Series C preferred shares, if the Group fail to meet the performance targets for 2015, 2016 revenue and 2017 Non-GAAP operating net profit, then the Group shall reduce the issuance price, reduce the conversion price or remit cash to the investors. As of December 31, 2016 and 2017, all the performance targets were reached.

        The Group has determined that there was no beneficial conversion feature ("BCF") attributable to the preferred shares, as the effective conversion price was greater than the fair value of the ordinary shares on the respective commitment date. The Group will reevaluate whether additional BCF is required to be recorded upon adjustments to the effective conversion price of the preferred shares, if any.

9F Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

14. CONVERTIBLE REDEEMABLE PREFERRED SHARES (Continued)

Redemption

Redemption condition for Series A preferred shares

        In the event that the Group has not consummated a Qualified IPO as of the date that is thirty-six (36) months after March 25, 2015, each holder of the then outstanding Series A preferred shares, may require that the Group redeem all of its preferred shares.

Redemption condition for Series B preferred shares

        The Series B preferred shares is redeemable, at any time after the earlier of:

  i)
  Thirty-six (36) months after July 5, 2017, if the Group has not consummated a Qualified IPO;

  ii)
  Any willful misconduct by the Founder or the Group;

  iii)
  Termination of the Founder by the Group;

  iv)
  Any redemption required by other investors, then subject to the applicable laws of the Cayman Islands and if so requested by any holder of then issued, outstanding Series B preferred shares, the Group shall redeem all or part of the issued, outstanding Series B preferred shares of such holder in cash out of funds legally available.

Redemption condition for Series C preferred shares

        The Series C preferred shares is redeemable, at any time after the earlier of:

  i)
  Thirty-six (36) months after November 7, 2017, if the Group has not consummated a Qualified IPO;

        The 2017 Actual Profit as defined by the provision of the preferred share agreement, is less than 80% of 2017 Target Profit (RMB1,000,000,000);

Redemption Price

        The redemption price for each preferred share redeemed shall be equal to the applicable preferred share issue price plus a 8% annual return (simple interest), plus all declared but unpaid dividend thereon, for the period from the date of issuance of such preferred share up to the date of redemption, proportionally adjusted for share subdivisions, share dividend, reorganizations, reclassifications, consolidations or mergers.

        Series A redemption event triggered as the Group's failure to complete a Qualified IPO by March 24, 2018. The Group adjusted the carrying amount of Series A preferred shares to equal the redemption value at December 31, 2017 and recognized accretion of the Series A preferred shares amounted to RMB 47,759 in retained earnings during the year ended December 31, 2017.

9F Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

14. CONVERTIBLE REDEEMABLE PREFERRED SHARES (Continued)

        The movement in the carrying value of the preferred shares is as follows:

	Series A	Series B	Series C	Total
	RMB	RMB	RMB	RMB
Balance as of December 31, 2015	215,317	—	—	215,317

Balance as of December 31, 2016	215,317	—	—	215,317

Issuance of Series B preferred shares	—	202,086	—	202,086
Issuance of Series C preferred shares	—	—	355,248	355,248
Accretion on convertible redeemable preferred shares to redemption value	47,759	—	—	47,759

Balance as of December 31, 2017	263,076	202,086	355,248	820,410

15. ORDINARY SHARES

        The Group's Amended and Restated Memorandum of Association authorizes the Group to issue 500,000,000 ordinary shares with a par value of US$0.0001 per share approximately. As of December 31, 2016 and December 31, 2017, the Group had 1,239,018 and 1,514,684 ordinary shares issued and outstanding, respectively.

        On December 30, 2017, according to the resolution of the board of directors, the Group approved to issue 98,945 ordinary shares at par value to three individuals who are members of the executive management and board of directors of the Group.

        In connection with the above issuances, to provide anti-dilution protection to the preferred shareholders, the board of director further approved to issue a total of 13,099 ordinary shares at par value to the Series A, B and C Preferred Shareholders. A deemed dividend of RMB103,550 was recorded based on a determined per share fair value of ordinary share at RMB8,209.60.

        These ordinary shares were subsequently issued on February 1, 2018.

16. SEGMENT INFORMATION

        The Group's chief operating decision maker is our Chief Executive Officer who reviews the consolidated results of operations when making decisions about allocating resources and assessing performance of the Group. The Group operates and manages its business as a single segment.

        Substantially all of the Group's revenues for the years ended December 31, 2016 and 2017 were generated from the PRC.

        As of December 31, 2016 and 2017, respectively, all of long-lived assets of the Group were located in the PRC and Hong Kong.

9F Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

17. EMPLOYEE BENEFIT PLAN

        Full time employees of the Group in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The Group accrues for these benefits based on certain percentages of the employees' salaries. The total contribution for such employee benefits were RMB 86,260 and RMB110,521 for the years ended December 31, 2016 and 2017, respectively.

18. STATUTORY RESERVES AND RESTRICTED NET ASSETS

        In accordance with the PRC laws and regulations, the Group's PRC subsidiaries and VIEs are required to make appropriation to certain statutory reserves, namely general reserve, enterprise expansion reserve, and staff welfare and bonus reserve, all of which are appropriated from net profit as reported in their PRC statutory accounts. The Group's PRC subsidiaries and VIEs are required to appropriate at least 10% of their after-tax profits to the general reserve until such reserve has reached 50% of their respective registered capital.

        Appropriations to the enterprise expansion reserve and the staff welfare and bonus reserve are to be made at the discretion of the board of directors of each of the Group's PRC subsidiaries and VIEs. There were no appropriations to these reserves by the Group's PRC entities for the years ended December 31, 2016 and 2017.

        As a result of PRC laws and regulations and the requirement that distributions by the PRC entity can only be paid out of distributable profits computed in accordance with the PRC GAAP, the PRC entity is restricted from transferring a portion of their net assets to the Company. Amounts restricted include paid-in capital and statutory reserves of the Group's subsidiaries and VIEs. As of December 31, 2016 and December 31, 2017, the aggregate amounts of paid-in capital and statutory reserves represented the amount of net assets of the relevant entity in the Group not available for distribution amounted to RMB77,455, and RMB175,357, respectively (including the statutory reserve fund of RMB66,410 and RMB165,259 as of December 31, 2016 and 2017, respectively).

19. NET INCOME PER ORDINARY SHARE

        For the years ended December 31, 2016 and 2017, the Group has determined that its preferred shares are participating securities as the preferred shares participate in undistributed earnings on an as-if-converted basis. The holders of the preferred shares are entitled to receive dividends on a pro rata basis, as if their shares had been converted into ordinary shares. Accordingly, the Group uses the two-class method of computing net income per share, for ordinary shares, and preferred shares according to the participation rights in undistributed earnings.

9F Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

19. NET INCOME PER ORDINARY SHARE (Continued)

        Basic and diluted net loss per share for each of the years presented were calculated as follows:

	For the years ended December 31,
	2016	2017
	Restated	Restated
	RMB	RMB
Numerator:
Net income attributable to 9F Inc.	156,038	597,704
Less:
Change in redemption value in Series A preferred shares	—	(47,759)
Deemed dividend to preferred shareholders	—	(103,550)
Undistributed earnings allocated to preferred shareholders	(13,726)	(45,087)

Net income attributable to ordinary shareholders for computing net income per ordinary shares—basic	142,312	401,308

Denominator:
Weighted average ordinary shares outstanding used in computing net income per ordinary shares—basic	1,239,018	1,244,137
Net income per ordinary share attributable to ordinary shareholders—basic	114.86	322.56
Diluted net income per share calculation
Net income attributable to ordinary shareholders for computing net income per ordinary shares—basic	142,312	401,308
Add: adjustments to undistributed earnings to participating securities	976	4,157

Net income attributable to ordinary shareholders for computing net income per ordinary shares—dilute	143,288	405,465

Denominator:
Weighted average ordinary shares basic outstanding	1,239,018	1,244,137
Effect of potentially diluted stock options	104,034	140,518

Weighted average ordinary shares outstanding used in computing net income per ordinary shares—dilute	1,343,052	1,384,655

Net income per ordinary share attributable to ordinary shareholders—diluted	106.69	292.83

        112,044 non-contingent ordinary shares approved for issuance by the board of director on December 30, 2017 (see Note 15) that were not issued as of December 31, 2017 have been included in the calculations of basic and diluted net income per share.

        As of December, 2016 and 2017, 79,665 and 44,079 share options were excluded from the computation of diluted earnings per share as their effects have been ant anti-diluted.

9F Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

20. COMMITMENTS AND CONTINGENCIES

Operating lease commitments

        The Group leases certain office premises and cloud infrastructure to support its core business system under non-cancelable leases. Rental expenses under operating leases for the years ended December 31, 2016 and 2017 were RMB43,352 and RMB83,136, respectively.

        Future minimum lease payments under non-cancelable operating leases agreements are as follows:

Years ending	RMB
2018	33,527
2019	25,284
2020	8,754
2021 and thereafter	2,565

Contingencies

        The Group is subject to period legal or administrative proceedings in the ordinary course of business. The Group does not believe that any currently pending legal or administrative proceeding to which the Group is a party will have a material effect on its business or financial condition.

21. Restatements

        In preparing the unaudited condensed consolidated financial statements for the nine months ended September 30, 2017 and 2018, the Group identified three errors that relate to revenue recognition and the recording of sales and marketing expenses in the consolidated financial statements of as of and for the years ended December 31, 2017 and 2016. This note discloses the nature of the restatements and adjustments and shows the impact of the restatements on net revenues and sales and marketing expenses, and the cumulative effects of these adjustments on the consolidated statement of operations and balance sheets as of and for the years ended December 31, 2016 and 2017. In addition, this note shows the effects of the adjustment to opening retained earnings as of January 1, 2016, which adjustment reflects the impact of the restatement on periods prior to 2016.

        The annual impacts on 2016 and 2017 were increases in net income of RMB20.6 million and RMB113.1 million, respectively and has no effect on total cash flows generated from operations.

        A description of each of the restatement adjustments is provided below:

  (1)
  Revenue related to service fee charged to investors at the end of the investment terms

        As disclosed in Note 2, depending on the product types, service fees are charged to the investors and collected (i) at the beginning and the end of the investment terms (ii) at the end of the investment terms, or (iii) at the beginning of the investment term. In 2016 and 2017, the Group recognized service fees charged to investors at the end of the investment terms as revenue when the fees were actually received. In accordance with the Group's accounting policy under ASC 606, the service fee charged to investors at the end of the investment terms should have been included in the total transaction price, as services fees payable by the investors. The total transaction price should be then allocated to the loan

9F Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

21. Restatements (Continued)

facilitation service and post origination service and recognized when or as the Group satisfied the performance obligations by providing such services under the requirements of ASC 606.

  (2)
  Cash incentives

        As disclosed in Note 2, the Group voluntarily provides cash coupons to investors free of charge. These coupons are not related to prior transactions, and investors can only utilize the cash coupons in conjunction with the subsequent lending activities, which will have the effect of increasing the investor's expected return on the investment upon maturity. The cash incentives provided should be accounted for as a reduction of transaction price accounting to ASC 606-10-32-25, at the time when the investor decides to use the coupon, which is required to be at the inception of the investment period.

        In 2016 and 2017, the Group incorrectly recognized these coupons as a reduction of revenue at the point in time when the corresponding incentives were paid to the investors (usually at the end of the investment period).

  (3)
  Sales incentives—cash incentives paid to registered investors upon the successful referral of new investors

        The Group provides cash rewards to registered investors for successful referrals of new investors to the Group's platform. This incentive is, in substance, a sales commission, and should be recognized as a selling expense when the referring-in investors made investment. In 2016 and 2017, the Group accounted for this cash incentive as a reduction of net revenue, at the time the cash incentive was paid to the investors who made the referral.

9F Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

21. Restatements (Continued)

        The effects of the restatement for these errors on the consolidated balance sheet is as follows:

	As of December 31, 2016 as previously reported	Corrections			As of December 31, 2016 as restated
	RMB	RMB	RMB	RMB	RMB Restated
		(1)	(2)	(3)
ASSETS:
Accounts receivable, net of allowance for doubtful accounts	19,238	61,810	—	—	81,048
Deferred tax assets, net	47,768	(2,493)	5,161	3,814	54,250
TOTAL ASSETS	2,085,369				2,153,661
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS' EQUITY
Liabilities:
Deferred revenue	94,135	41	—	—	94,176
Income tax payable	288,270	12,949			301,219
Accrued expenses and other liabilities	464,701	—	20,645	15,254	500,600
TOTAL LIABILITIES	890,820				939,709
Retained earnings	620,765	46,327	(15,484)	(11,440)	640,168
Total 9F Inc. shareholders' equity	967,256				986,659
Total shareholders' equity	979,232				998,635
TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLERS' EQUITY	2,085,369				2,153,661

9F Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

21. Restatements (Continued)

	As of December 31, 2017 as previously reported	Corrections			As of December 31, 2017 as restated
	RMB	RMB	RMB	RMB	RMB Restated
		(1)	(2)	(3)
ASSETS:
Accounts receivable, net of allowance for doubtful accounts	1,865	298,193	—	—	300,058
Deferred tax assets, net	90,675	1,037	16,785	2,617	111,114
TOTAL ASSETS	5,957,151				6,275,783
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS' EQUITY
Liabilities:
Deferred revenue	377,158	6,912	—	—	384,070
Income tax payable	414,069	49,908	—	—	463,977
Accrued expenses and other liabilities	666,100	—	111,900	17,447	795,447
TOTAL LIABILITIES	1,564,565				1,750,732
Retained earnings	855,249	242,410	(95,115)	(14,830)	987,714
Total 9F Inc. shareholders' equity	3,555,980				3,688,445
Total shareholders' equity	3,572,176				3,704,641
TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLERS' EQUITY	5,957,151				6,275,783

9F Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

21. Restatements (Continued)

        The effects of the restatements on the consolidated statements of operations is as follows:

	Year ended December 31, 2016 as previously reported	corrections			Year ended December 31, 2016 as restated
	RMB	RMB	RMB	RMB	RMB Restated
		(1)	(2)	(3)
Net revenues:
Loan facilitation services	2,106,330	43,316	(17,367)	25,503	2,157,782
Post origination services	38,555	2,406	(761)	1,113	41,313
Total net revenues	2,206,442				2,260,652
Operating costs and expenses:
Sales and marketing	(1,141,733)	—	—	(26,683)	(1,168,416)
Total operating costs and expenses	(1,837,399)				(1,864,082)
Income before income tax expense and share of profit in equity method investments	390,184				417,711
Income tax expense	(264,251)	(11,430)	4,532	17	(271,132)
Net income	140,980				161,626
Net income attributable to 9F Inc.	135,392				156,038
Net income attributable to ordinary shareholders	135,392				156,038
Net income per ordinary share
Basic	99.66				114.86
Diluted	92.57				106.69

9F Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

21. Restatements (Continued)

	Year ended December 31, 2017 as previously stated	Corrections			Year ended December 31, 2017 as restated
	RMB	RMB	RMB	RMB	RMB Restated
		(1)	(2)	(3)
Net revenues:
Loan facilitation services	6,038,134	218,294	(84,182)	100,550	6,272,796
Post origination services	244,407	11,218	(7,073)	8,364	256,916
Total net revenues	6,494,609				6,741,780
Operating costs and expenses:
Sales and marketing	(2,132,616)	—	—	(111,107)	(2,243,723)
Total operating costs and expenses	(5,710,122)				(5,821,229)
Income before income tax expense and share of profit in equity method investments	875,420				1,011,484
Income tax expense	(329,430)	(33,430)	11,624	(1,196)	(352,432)
Net income	610,691				723,753
Net income attributable to 9F Inc.	484,642				597,704
Net income attributable to ordinary shareholders	333,333				446,395
Net income per ordinary share
Basic	240.86				322.56
Diluted	218.66				292.83

22. SUBSEQUENT EVENTS

        The Group has evaluated events subsequent to the balance sheet date of December 31, 2017 through September 28, 2018, which is the date the consolidated financial statements were available to be issued.

Issuance of Series D preferred shares

        On January 26, 2018, the Group issued an aggregate of 35,180 Series D convertible and redeemable preferred shares, each a par value of US$0.0001 per share to Famous Voyage Group Limited and Plentiful Bright International Limited for total proceeds of US$65,000,000.

Issuance of Series E preferred shares

        On September 20, 2018, the Group issued an aggregate of 10,825 Series E convertible and redeemable preferred shares, each a par value of US$0.0001 per share to SBI Hong Kong Holdings Co., Limited for total proceeds of US$20,000,000.

9F Inc.

SCHEDULE 1—CONDENSED BALANCE SHEETS

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

	December 31, 2016	December 31, 2017	December 31, 2017
	Restated	Restated	Restated
	RMB	RMB	US$
Assets:
Cash and cash equivalents	20,052	361,047	52,569
Amounts due from subsidiaries and VIEs	297,748	485,759	70,728
Prepaid expenses and other assets	—	137	21
Long term investments	884,221	3,661,955	533,191

Total assets	1,202,021	4,508,898	656,509

Liabilities:
Amounts due to subsidiaries and VIEs	45	43	6

Total liabilities	45	43	6

Mezzanine equity:
Series A convertible redeemable preferred shares (US$0.0001 par value; 119,506 shares authorized, issued and outstanding as of December 31, 2016 and 2017; liquidation value of RMB296,032)	215,317	263,076	38,305
Series B convertible redeemable preferred shares (US$0.0001 par value; nil and 28,303 shares authorized, issued and outstanding as of December 31, 2016 and 2017, respectively; liquidation value of nil and RMB224,467 as of December 31, 2016 and 2017, respectively)	—	202,086	29,424
Series C convertible redeemable preferred shares (US$0.0001 par value; nil and 50,518 shares authorized, issued and outstanding as of December 31, 2016 and 2017, respectively; liquidation value of nil and RMB400,652 as of December 31, 2016 and 2017, respectively)	—	355,248	51,726
Shareholders' Equity:
Ordinary shares (US$0.0001 par value; 500,000,000 shares authorized, 1,239,018 shares and 1,514,684 shares issued and outstanding as of December 31, 2016 and 2017 respectively)	—	—	—
Additional paid-in capital	251,178	2,538,563	369,622
Retained earnings	706,578	1,152,973	167,876
Accumulated other comprehensive income	28,903	(3,091)	(450)

Total equity	986,659	3,688,445	537,048

Total liabilities, mezzanine equity and shareholders' equity	1,202,021	4,508,898	656,509

9F Inc.

SCHEDULE 1—CONDENSED STATEMENTS OF OPERATIONS

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

	Year ended December 31, 2016	Year ended December 31, 2017	Year ended December 31, 2017
	Restated	Restated	Restated
	RMB	RMB	US$
Equity in earnings of subsidiaries and VIEs	266,559	2,776,701	404,295
Operating costs and expenses	(110,521)	(2,181,023)	(317,563)
Interest income	—	2,026	295

Net income	156,038	597,704	87,027

Net income per ordinary shares
Basic	114.86	322.56	47
Diluted	106.69	292.83	43
Weighted average number of ordinary shares used in computing net income per ordinary share
Basic	1,239,018	1,244,137	1,244,137
Diluted	1,343,052	1,384,655	1,384,655

9F Inc.

SCHEDULE 1—CONDENSED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

	Year ended December 31, 2016	Year ended December 31, 2017	Year ended December 31, 2017
	Restated	Restated	Restated
	RMB	RMB	US$
Net income	156,038	597,704	87,027
Other comprehensive income
Foreign currency transaction adjustments	17,372	(33,065)	(4,814)
Unrealized losses on available-for-sale investments	194	1,071	156

Comprehensive Income	173,604	565,710	82,369

9F Inc.

SCHEDULE 1—CONDENSED STATEMENTS of CASH FLOW

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

	Year ended December 31, 2016	Year ended December 31, 2017	Year ended December 31, 2017
	Restated	Restated	Restated
	RMB	RMB	US$
Cash Flows from Operating Activities:
Net income	156,038	597,704	87,027
Adjustments to reconcile net income to net cash used in operating activities:
Equity in earnings of subsidiaries and VIE	(266,559)	(2,776,701)	(404,295)
Share-based compensation expense	110,429	2,180,505	317,488
Changes in operating assets and liabilities:
Prepaid expenses and other assets	—	(136)	(20)
Amounts due to subsidiaries and VIEs	(5,053)	(3)	—
Amounts due from subsidiaries and VIEs	(28,919)	(188,011)	(27,375)

Net cash used in operating activities	(34,064)	(186,642)	(27,175)

Cash Flows from Financing Activities:
Proceeds from exercise of share options	—	4,277	623
Proceeds from convertible redeemable preferred shares	—	557,334	81,149

Net cash provided by financing activities	—	561,611	81,772

Effect of exchange rate changes	21,295	(33,974)	(4,948)

Net increase (decrease) in cash and cash equivalents	(12,769)	340,995	49,649

Cash and cash equivalents at beginning of year	32,821	20,052	2,920
Cash and cash equivalents at end of year	20,052	361,047	52,569

9F Inc.

SCHEDULE 1—NOTES TO CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

1.
Schedule I has been provided pursuant to the requirements of Rule 12-04(a) and 5-04(c) of Regulation S-X, which require condensed financial information as to the financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year.

2.
The condensed financial information of 9F Inc. has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries.

3.
Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. The footnote disclosures contain supplemental information relating to the operations of the Group and, as such, these statements should be read in conjunction with the notes to the Consolidated Financial Statements of the Group. No dividend was paid by the Group's subsidiaries to their parent company in 2016 and 2017.

4.
As of December 31, 2017, there were no material contingencies, significant provisions of long-term obligations, and mandatory dividend or redemption requirements of redeemable shares or guarantees of the Group, except for those which have been separately disclosed in the Consolidated Financial Statement, if any.

5.
In preparing the unaudited condensed consolidated financial statements for the nine months ended September 30, 2017 and 2018, the Company identified errors in its previously issued financial statements, and has determined that the impact of the errors was material to the condensed Parent Company financial statements as of and for the year ended December 31, 2017 and 2016, which therefore are restated herein. See Note 21 to the Group's consolidated financial statements for a description of the related errors.

        The effects of the restatement for these errors on the schedule 1—condensed balance sheets is as follows:

			As of December 31, 2016 as restated
	As of December 31, 2016 as previously reported
		Corrections	RMB
	RMB	RMB	Restated
Assets:
Long term investments	864,818	19,403	884,221
Total assets	1,182,618		1,202,021
Shareholders' Equity:
Retained earnings	687,175	19,403	706,578
Total equity	967,256		986,659
Total liabilities, mezzanine equity and shareholders' equity	1,182,618		1,202,021

			As of December 31, 2017 as restated
	As of December 31, 2017 as previously reported
		Corrections	RMB
	RMB	RMB	Restated
Assets:
Long term investments	3,529,490	132,465	3,661,955
Total assets	4,376,433		4,508,898
Shareholders' Equity:
Retained earnings	1,020,508	132,465	1,152,973
Total equity	3,555,980		3,688,445
Total liabilities, mezzanine equity and shareholders' equity	4,376,433		4,508,898

        The effects of the restatements on the schedule 1—condensed statements of operations is as follows:

			Year ended December 31, 2017 as restated
	Year ended December 31, 2017 as previously reported
		Corrections	RMB
	RMB	RMB	Restated
Equity in earnings of subsidiaries and VIEs	245,913	20,646	266,559
Net income	135,392	20,646	156,038
Net income per ordinary shares
Basic	99.66		114.86
Diluted	92.57		106.69

			Year ended December 31, 2017 as restated
	Year ended December 31, 2017 as previously reported
		Corrections	RMB
	RMB	RMB	Restated
Equity in earnings of subsidiaries and VIEs	2,663,639	113,062	2,776,701
Net income	484,642	113,062	597,704
Net income per ordinary shares
Basic	240.86		322.56
Diluted	218.66		292.83

9F Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amount in thousands except for number of shares and per share data, or otherwise noted)

	December 31, 2017	September 30, 2018	September 30, 2018
	RMB	RMB	USD
			(Note 2)
ASSETS:
Cash and cash equivalents	3,778,115	4,687,583	682,525
Restricted cash	671	—	—
Term deposits	700,000	349,818	50,934
Accounts receivable, net of allowance for doubtful accounts of RMB29,611 and RMB27,117 as of December 31, 2017 and September 30, 2018, respectively	300,058	244,508	35,601
Other receivables, net of allowance for doubtful accounts of RMB5,010 and RMB5,010 as of December 31, 2017 and September 30, 2018, respectively	91,428	167,777	24,429
Loan receivables	126,200	1,487,699	216,613
Amounts due from related parties	20,356	150,944	21,978
Prepaid expenses and other assets	524,321	338,753	49,323
Long-term investments	509,736	991,781	144,406
Property, equipment and software, net	54,669	80,598	11,735
Goodwill	13,061	13,379	1,948
Intangible assets, net	46,054	45,467	6,620
Deferred tax assets, net	111,114	88,177	12,840

TOTAL ASSETS	6,275,783	8,646,484	1,258,952

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS' EQUITY
Liabilities:
Deferred revenue (including deferred revenue of the consolidated VIEs and VIEs' subsidiaries without recourse to the Group of RMB 133,087 and RMB 268,243 as of December 31, 2017 and September 30, 2018, respectively)	384,070	358,408	52,185
Payroll and welfare payable (including payroll and welfare payable of the consolidated VIEs and VIEs' subsidiaries without recourse to the Group of RMB34,315 and RMB8,250 as of December 31, 2017 and September 30, 2018, respectively)	64,860	8,405	1,224
Income tax payable (including income taxe payable of the consolidated VIEs and VIEs' subsidiaries without recourse to the Group of RMB360,629 and RMB257,386 as of December 31, 2017 and September 30, 2018, respectively)	463,977	281,266	40,953
Accrued expenses and other liabilities (including accrued expenses and other liabilities of the consolidated VIEs and VIEs' subsidiaries without recourse to the Group of RMB504,313 and RMB545,360 as of December 31, 2017 and September 30, 2018, respectively)	795,447	638,651	92,989
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs and VIEs' subsidiaries without recourse to the Group of RMB19,378 and RMB10,107 as of December 31, 2017 and September 30, 2018, respectively)	33,069	10,623	1,547
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIEs and VIEs' subsidiaries without recourse to the Group of RMB5,030 and RMB4,835 as of December 31, 2017 and September 30, 2018, respectively)	9,309	9,146	1,333

TOTAL LIABILITIES	1,750,732	1,306,499	190,231

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

9F Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(Amount in thousands except for number of shares and per share data, or otherwise noted)

	December 31, 2017	September 30, 2018	September 30, 2018
	RMB	RMB	USD
			(Note 2)
Commitments and Contingencies (Note 19)
Mezzanine equity:
Series A convertible redeemable preferred shares (US$0.0001 par value; 119,506 shares authorized, issued and outstanding as of December 31, 2017 and September 30, 2018; liquidation value of RMB296,032)	263,076	275,960	40,181
Series B convertible redeemable preferred shares (US$0.0001 par value; 28,303 shares authorized, issued and outstanding as of December 31, 2017 and September 30, 2018, respectively; liquidation value of RMB224,467)	202,086	202,086	29,424
Series C convertible redeemable preferred shares (US$0.0001 par value; 50,518 shares authorized, issued and outstanding as of December 31, 2017 and September 30, 2018, respectively; liquidation value of RMB400,652)	355,248	355,248	51,725
Series D convertible redeemable preferred shares (US$0.0001 par value; nil and 35,180 shares authorized, issued and outstanding as of December 31, 2017 and September 30, 2018, respectively; liquidation value of nil and RMB469,654 as of December 31, 2017 and September 30, 2018, respectively)	—	408,358	59,458
Series E convertible redeemable preferred shares (US$0.0001 par value; nil and 10,825 shares authorized, issued and outstanding as of December 31, 2017 and September 30, 2018, respectively; liquidation value of nil and RMB157,447 as of December 31, 2017 and September 30, 2018, respectively)	—	136,427	19,864
Shareholders' equity:
Ordinary shares (US$0.0001 par value; 500,000,000 shares authorized, 1,514,684 shares and 1,626,728 shares issued and outstanding as of December 31, 2017 and September 30, 2018, respectively)	—	—	—
Additional paid-in capital	2,538,563	2,916,687	424,678
Statutory reserves	165,259	259,386	37,767
Retained earnings	987,714	2,692,095	391,977
Accumulated other comprehensive income	(3,091)	80,138	11,668

Total 9F Inc. shareholders' equity	3,688,445	5,948,306	866,090

Non-controlling interest	16,196	13,600	1,979

Total shareholders' equity	3,704,641	5,961,906	868,069

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLERS'EQUITY	6,275,783	8,646,484	1,258,952

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

9F Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amount in thousands except for number of shares and per share data, or otherwise noted)

	Nine months ended September 30,
	2017	2018	2018
	RMB	RMB	USD
			(Note2)
Net revenues:
Loan facilitation services	4,763,105	4,035,314	587,553
Post-origination services	189,619	291,951	42,509
Others	114,419	201,455	29,332

Total net revenues	5,067,143	4,528,720	659,394
Operating costs and expenses:
Sales and marketing (including services provided by related parties of RMB332,376 and RMB29,107 in nine months ended September 30, 2017 and 2018)	(1,584,051)	(1,415,376)	(206,083)
Origination and servicing (including services provided by related parties of RMB55,371 and RMB28,806 in nine months ended September 30, 2017 and 2018)	(323,982)	(338,099)	(49,228)
General and administrative (including share-based compensation of RMB117,841 and RMB378,124 in nine months ended September 30, 2017 and 2018)	(570,875)	(744,963)	(108,469)

Total operating costs and expenses	(2,478,908)	(2,498,438)	(363,780)
Interest income	35,002	144,433	21,031
Impairment loss	—	(23,094)	(3,363)
Net loss from disposal of subsidiaries	(8,135)	(257)	(37)
Non-operating income, net	11,534	15,860	2,309

Income before income tax expense and share of profit in equity method investments	2,626,636	2,167,224	315,554
Income tax expense	(313,720)	(354,258)	(51,582)
Share of profit (loss) in equity method investments	62,232	(4,945)	(719)

Net income	2,375,148	1,808,021	263,253
Net income attributable to the non-controlling interest shareholders	(121,704)	3,371	491

Net income attributable to 9F Inc.	2,253,444	1,811,392	263,744

Change in redemption value of preferred shares	(43,417)	(12,884)	(1,876)

Net income attributable to ordinary shareholders	2,210,027	1,798,508	261,868

Net income per ordinary share
Basic	1,614.87	970.24	141.27
Diluted	1,467.50	861.25	125.40
Weighted average number of ordinary shares used in computing net income per ordinary share
Basic	1,241,473	1,626,728	1,626,728
Diluted	1,378,911	1,861,314	1,861,314

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

9F Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amount in thousands except for number of shares and per share data, or otherwise noted)

	Nine months ended September 30,
	2017	2018	2018
	RMB	RMB	USD
			(Note2)
Net income	2,375,148	1,808,021	263,253
Other comprehensive income:
Foreign currency translation adjustment, net of tax of nil	(13,499)	82,803	12,056
Unrealized gains on available for sale investments, net of tax of nil	2,554	426	62

Total comprehensive income	2,364,203	1,891,250	275,371
Total comprehensive income attributable to the non-controlling interest shareholders	(121,704)	3,371	491

Total comprehensive income attributable to 9F Inc.	2,242,499	1,894,621	275,862

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

9F Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amount in thousands except for number of shares and per share data, or otherwise noted)

	9F Inc. shareholders' Equity
	Ordinary shares
						Accumulated other comprehensive loss
	Number of shares	Amount	Additional paid-in capital	Statutory reserve	Retained earnings		Total 9F Inc. shareholders' equity	Non- controlling interest	Total share-holders' equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2017	1,239,018	—	251,178	66,410	640,168	28,903	986,659	11,976	998,635
Exercise of share options	5,585	—	4,277	—	—	—	4,277	—	4,277
Change in redemption value of preferred shares (Note 13)	—	—	—	—	(43,417)	—	(43,417)	—	(43,417)
Share-based compensation	—	—	117,841	—	—	—	117,841		117,841
Net income	—	—	—	—	2,253,444	—	2,253,444	121,704	2,375,148
Provision of statutory reserve	—	—	—	62,105	(62,105)	—	—	—	—
Capital contribution from a non-controlling shareholder	—	—	—	—	—	—	—	1,748	1,748
Disposals of subsidiaries	—	—	—	—	—	—	—	(124,525)	(124,525)
Other comprehensive loss	—	—	—	—	—	(10,945)	(10,945)	—	(10,945)

Balance as of September 30, 2017	1,244,603	—	373,296	128,515	2,788,090	17,958	3,307,859	10,903	3,318,762
Balance as of January 1, 2018	1,514,684	—	2,538,563	165,259	987,714	(3,091)	3,688,445	16,196	3,704,641
Issuance of ordinary shares	112,044	—	—	—	—	—	—	—	—
Change in redemption value of preferred shares (Note 13)	—	—	—	—	(12,884)	—	(12,884)	—	(12,884)
Share-based compensation	—	—	378,124	—	—	—	378,124	—	378,124
Net income	—	—	—	—	1,811,392	—	1,811,392	(3,371)	1,808,021
Provision of statutory reserve	—	—	—	94,127	(94,127)	—	—	—	—
Capital contribution from a non-controlling shareholder	—	—	—	—	—	—	—	1,000	1,000
Disposal of subsidiaries	—	—	—	—	—	—	—	(225)	(225)
Other comprehensive income	—	—	—	—	—	83,229	83,229	—	83,229

Balance as of September 30, 2018	1,626,728		2,916,687	259,386	2,692,095	80,138	5,948,306	13,600	5,961,906

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

9F Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amount in thousands except for number of shares and per share data, or otherwise noted)

	Nine months ended September 30,
	2017	2018	2018
	RMB	RMB	USD
Cash Flows from Operating Activities:
Net income	2,375,148	1,808,021	263,253
Adjustments to reconcile net income to net cash provided in operating activities:
Depreciation	9,399	18,268	2,661
Amortization	1,188	2,029	295
Share-based compensation	117,841	378,124	55,056
Loss from disposals of property and equipment	185	90	13
Share of profit (loss) in equity method investments	(62,232)	4,945	719
Loss from disposals of subsidiaries	8,135	257	37
Changes in fair value in connection with long-term investment	—	(1,500)	(218)
Impairment loss	—	23,094	3,363
Loss from disposal of equity method investment	—	2,035	296
Provision for doubtful accounts	1,881	—	—
Changes in operating assets and liabilities
Accounts receivable	(201,444)	55,562	8,089
Other receivables	(245,658)	(75,640)	(11,013)
Prepaid expenses and other assets	(31,508)	188,924	27,507
Deferred tax assets	(41,111)	22,937	3,340
Amount due from/to related parties	14,370	(19,757)	(2,877)
Accrued expenses and other liabilities	192,941	(160,552)	(23,377)
Taxes payable	252,478	(182,712)	(26,603)
Payroll and welfare payable	8,515	(56,456)	(8,220)
Deferred revenue	230,435	(25,661)	(3,736)
Deferred tax liabilities	(283)	(401)	(58)

Net cash provided by operating activities	2,630,280	1,981,607	288,527

Cash Flows from Investing Activities:
Purchases of property, equipment and software	(19,277)	(44,179)	(6,433)
Disposals of property and equipment	309	29	4
Purchase of term deposits	(1,145,000)	(999,818)	(145,576)
Redemption of term deposits	200,000	1,350,000	196,564
Acquisitions of subsidiaries, net of cash acquired	(30,085)	—	—
Disposals of subsidiaries, net of cash disposed	(13,197)	—	—
Purchases of long-term investment	(144,230)	(500,897)	(72,932)
Payment for the origination of loan receivables	(82,207)	(1,710,924)	(249,115)
Proceeds from collection of loan receivables	24,225	349,425	50,877
Loans to related parties	—	(140,242)	(20,420)
Proceeds from repayment of loans to related parties	3,500	14,083	2,051

Net cash used in investing activities	(1,205,962)	(1,682,523)	(244,980)

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

9F Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(Amount in thousands except for number of shares and per share data, or otherwise noted)

	Nine months ended September 30,
	2017	2018	2018
	RMB	RMB	USD
Cash Flows from Financing Activities:
Capital contribution by non-controlling shareholders	1,749	1,000	146
Proceeds from issuance of convertible redeemable preferred shares, net of issuance cost of RMB447 and RMB519 in nine months ended September 30 2017 and 2018	202,086	544,785	79,322
Proceeds from exercise of share options	4,277	—	—

Net cash provided by financing activities	208,112	545,785	79,468
Effect of foreign exchange rate changes on cash, cash equivalent and restricted cash	(10,639)	63,928	9,308
Net increase in cash, cash equivalent, and restricted cash	1,621,791	908,797	132,323
Cash, cash equivalent, and restricted cash at the beginning of the period	1,384,619	3,778,786	550,202

Cash, cash equivalent, and restricted cash at the end of the period	3,006,410	4,687,583	682,525

Supplemental disclosures of cash flow information:
Cash paid for income taxes	205,048	506,888	73,804
Reconciliation to amounts on consolidated balance sheets:
Cash and cash equivalents	3,005,745	4,687,583	682,525
Restricted cash	665	—	—

Total cash, cash equivalents, and restricted cash	3,006,410	4,687,583	682,525

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

9F Inc.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2018

(Amount in thousands except for number of shares and per share data, or otherwise noted)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

        9F Inc. (the "Company" or "9F") was incorporated under the laws of the Cayman Islands on January 24, 2014. The Group, its subsidiaries, its consolidated variable interest entities ("VIEs") and VIEs' subsidiaries (collectively referred to as the "Group") are digital platform integrating and personalizing financial services in the People's Republic of China ("PRC"). The Group provides a comprehensive range of financial products and services across online lending, wealth management, and payment facilitation, all integrated under a single digital financial account.

        Prior to the incorporation of the Company, the Group operated its business in China through Jiufu Jinke Holding Group Co, Ltd ("Jiufu Jinke"), as a limited liability company owned by the original shareholders (the "Founders"), Zhenxiang Zhong, Guangwu Gao, and Yifan Ren. On August 25, 2014, Jiufu Jinke became the Group's consolidated VIEs through the contractual arrangements described below in "Basis of consolidation" in Note 2.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

        The unaudited condensed consolidated financial statements have been prepared in accordance with the rules and regulations of the Security and Exchange Commission and accounting principles generally accepted in the United States of America ("U.S. GAAP") for interim financial reporting. Certain information and footnote disclosures normally included in financial statements prepared in conformity with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. Accordingly, these statements should be read in conjunction with the Group's audited consolidated financial statements as of and for the years ended December 31, 2016 and 2017.

        In the opinion of the management, the accompanying unaudited condensed consolidated financial statements reflect all normal recurring adjustments, which are necessary for a fair presentation of financial results for the interim periods presented. The Group believes that the disclosures are adequate to make the information presented not misleading. The accompanying unaudited condensed consolidated financial statements have been prepared using the same accounting policies as used in the preparation of the Group's consolidated financial statements as of and for the years ended December 31, 2016 and 2017. The results of operations for the nine months ended September 30, 2017 and 2018 are not necessarily indicative of the results for the full years. The financial information as of December 31, 2017 presented in the unaudited condensed consolidated financial statements is derived from the audited consolidated financial statements as of and for the year ended December 31, 2017.

Basis of consolidation

        The unaudited condensed consolidated financial statements include the financial statements of the Company, its subsidiaries and consolidated VIEs, including the VIEs' subsidiaries, for which the Group is the ultimate primary beneficiary.

        All transactions and balances among the Group, its subsidiaries, the VIEs and the VIEs' subsidiaries have been eliminated upon consolidation.

9F Inc.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2018

(Amount in thousands except for number of shares and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        As PRC laws and regulations prohibit and restrict foreign ownership of internet value-added businesses, the Group operates its internet related business in the PRC through two PRC domestic companies Jiufu Jinke and Beijing Puhui Lianyin Information Technology Limited ("Beijing Puhui"), whose equity interests are held by certain management members and the Founders of the Group. The Group established two wholly-owned foreign invested subsidiaries in the PRC, Beijing Jiufu Lianyin Technology Limited ("Jiufu Lianyin"), and Shanghai Jiufu Internet Technology Limited ("Jiufu Network", together with Jiufu Lianyin collectively referred as the "WFOEs").

        By entering into a series of agreements (the "VIE Agreements"), the Group, through WFOEs, obtained control over Jiufu Jinke and Beijing Puhui (collectively referred as "VIEs"). The VIE Agreements enable the Group to (1) have power to direct the activities that most significantly affects the economic performance of the VIEs, and (2) receive the economic benefits of the VIEs that could be significant to the VIEs. Accordingly, the Group is considered the primary beneficiary of the VIEs and has consolidated the VIEs' financial results of operations, assets and liabilities in the Group's unaudited condensed consolidated financial statements. In making the conclusion that the Group is the primary beneficiary of the VIEs, the Group's rights under the Power of Attorney also provide the Group's abilities to direct the activities that most significantly impact the VIEs' economic performance. The Group also believes that this ability to exercise control ensures that the VIEs will continue to execute and renew the Master Exclusive Service Agreement and pay service fees to the Group. By charging service fees to be determined and adjusted at the sole discretion of the Group, and by ensuring that the Master Exclusive Service Agreement is executed and remained effective, the Group has the rights to receive substantially all of the economic benefits from the VIEs.

        Details of the VIE Agreements, are set forth below:

        VIE Agreements that were entered to give the Group effective control over the VIEs include:

Voting Right Proxy Agreement and Irrevocable Powers of Attorney

        Under which each shareholder of the VIEs grant to any person designated by WFOEs to act as its attorney-in-fact to exercise all shareholder rights under PRC law and the relevant articles of association, including but not limited to, appointing directors, supervisors and officers of the VIEs as well as the right to sell, transfer, pledge and dispose all or a portion of the equity interest held by such shareholders of the VIEs. The proxy agreements and powers of attorney will remain effective as long as WFOEs exist. The shareholders of the VIES do not have the right to terminate the proxy agreements or revoke the appointment of the attorney-in-fact without written consent of the WFOEs.

Exclusive Option Agreement

        Under which each shareholder of the VIEs granted 9F or any third party designated by 9F the exclusive and irrevocable right to purchase from the such shareholders of the VIEs, to the extent permitted by PRC law and regulations, all or part of their respective equity interests in the VIEs for a purchase price equal to the registered capital. The shareholders of the VIEs will then return the purchase price to 9F or any third party designated by 9F after the option is exercised. 9F may transfer all or part of its option to a third party at its own option. The VIEs and its shareholders agree that

9F Inc.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2018

(Amount in thousands except for number of shares and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

without prior written consent of 9F, they may not transfer or otherwise dispose the equity interests or declare any dividend. The restated option agreement will remain effective until 9F or any third party designated by 9F acquires all equity interest of the VIEs.

Spouse Consent

        The spouse of each shareholder of the VIEs has entered into a spouse consent letter to acknowledge that he or she consents to the disposition of the equity interests held by his or her spouse in the VIEs in accordance with the exclusive option agreement, the power of attorney and the equity pledge agreement regarding VIE structure described above, and any other supplemental agreement(s) may be consented by his or her spouse from time to time. Each such spouse further agrees that he or she will not take any action or raise any claim to interfere with the arrangements contemplated under the above mentioned agreements. In addition, each such spouse further acknowledges that any right or interest in the equity interests held by his or her spouse in the VIEs do not constitute property jointly owned with his or her spouse and each such spouse unconditionally and irrevocably waives any right or interest in such equity interests.

Loan Agreement

        Pursuant to the loan agreements between WFOEs and each of the shareholders of the VIEs, WFOEs extended loans to the shareholders of the VIEs, who had contributed the loan principals to VIEs as registered capital. The shareholders of VIEs may repay the loans only by transferring their respective equity interests in VIEs to 9F Inc. or its designated person(s) pursuant to the exclusive option agreements. These loan agreements will remain effective until the date of full performance by the parties of their respective obligations thereunder.

        VIE Agreements that enables the Group to receive substantially all of the economic benefits from the VIEs include:

Equity Interest Pledge Agreement

        Pursuant to equity interest pledge agreement, each shareholder of the VIEs has pledged all of his or her equity interest held in the VIEs to WFOEs to secure the performance by VIEs and their shareholders of their respective obligations under the contractual arrangements, including the payments due to WFOEs for services provided. In the event that the VIEs breach any obligations under these agreements, WFOEs as the pledgees, will be entitled to request immediate disposal of the pledged equity interests and have priority to be compensated by the proceeds from the disposal of the pledged equity interest. The shareholder of the VIEs shall not transfer the equity interests or create or permit to be created any pledges without the prior written consent of WFOEs. The equity interest pledge agreement will remain valid until the master exclusive service agreement and the relevant exclusive option agreements and proxy agreement and power of attorney, expire or terminate.

9F Inc.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2018

(Amount in thousands except for number of shares and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Master Exclusive Service Agreement

        Pursuant to exclusive service agreement, WFOEs have the exclusive right to provide the VIEs with technical support, consulting services and other services. WFOEs shall exclusively own any intellectual property arising from the performance of the agreement. During the term of this agreement, the VIEs may not accept any services covered by this agreement provided by any third party. The VIEs agree to pay service fees to be determined and adjusted at the sole discretion of the WFOEs. The agreement will remain effective unless WFOEs terminate the agreement in writing.

Risks in relation to the VIE structure

        The Group believes that the contractual arrangements with VIEs and their current shareholders are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the Group's ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

  •
  Revoke the business and operating licenses of the Group's PRC subsidiaries or consolidated affiliated entities;

  •
  Discontinue or restrict the operations of any related-party transactions among the Group's PRC subsidiaries or consolidated affiliated entities;

  •
  Impose fines or other requirements on the Group's PRC subsidiaries or consolidated affiliated entities;

  •
  Require the Group's PRC subsidiaries or consolidated affiliated entities to revise the relevant ownership structure or restructure operations; and/or;

  •
  Restrict or prohibit the Group's use of the proceeds of the additional public offering to finance the Group's business and operations in China;

  •
  Shutting down the Group's servers or blocking the Group's online platform;

  •
  Discontinuing or placing restrictions or onerous conditions on the Group's operations; and/or

  •
  Requiring the Group to undergo a costly and disruptive restructuring.

        The Group's ability to conduct its business may be negatively affected if the PRC government were to carry out of any of the aforementioned actions. As a result, the Group may not be able to consolidate the VIEs in its unaudited condensed consolidated financial statements as it may lose the ability to exert effective control over the VIEs and its shareholders, and it may lose the ability to receive economic benefits from the VIEs. The Group currently does not believe that any penalties imposed or actions taken by the PRC government would result in the liquidation of the Company, WFOEs, or the VIEs.

9F Inc.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2018

(Amount in thousands except for number of shares and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        The following table sets forth the assets, liabilities, results of operations and cash flows of the VIEs and its subsidiaries, which are included in the Group's unaudited condensed consolidated financial statements after the elimination of intercompany balances and transactions:

	As of December 31, 2017	As of September 30, 2018
	RMB	RMB
Assets:
Cash and cash equivalents	1,614,167	3,217,092
Restricted cash	671	—
Term deposits	300,000	5,020
Accounts receivable, net	298,198	244,220
Other receivables, net	57,569	241,017
Loan receivables	46,200	1,457,012
Amount due from related parties	19,736	13,484
Prepaid expenses and other assets	167,258	155,961
Long-term investments	330,576	604,184
Property, equipment and software, net	23,119	67,377
Goodwill	7,351	7,351
Intangible assets, net	20,119	19,342
Deferred tax assets, net	80,339	88,177

Total assets	2,965,303	6,120,237

Liabilities:
Deferred revenue	133,087	268,243
Payroll and welfare payable	34,315	8,250
Income tax payable	360,629	257,386
Accrued expenses and other liabilities	504,313	545,360
Amount due to related parties	19,378	10,107
Deferred tax liabilities	5,030	4,835

Total liabilities	1,056,752	1,094,181

	For the nine months ended September 30,
	2017	2018
	RMB	RMB
Net revenues	2,056,700	4,268,206
Net income	245,683	2,444,406

9F Inc.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2018

(Amount in thousands except for number of shares and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

	For the nine months ended September 30,
	2017	2018
	RMB	RMB
Net cash provided by operating activities	946,328	2,238,553
Net cash used in investing activities	(659,146)	(1,376,835)
Net cash provided by financing activities	—	1,000

        Under the VIE Arrangements, the Group has the power to direct activities of the VIEs and can have assets transferred out of the VIEs. Therefore, the Group considers that there is no asset in the VIEs that can be used only to settle obligations of the VIEs, except for assets that correspond to the amount of the registered capital and PRC statutory reserves, if any. As the VIEs are incorporated as limited liability companies under the Company Law of the PRC, creditors of the VIEs do not have recourse to the general credit of the Group for any of the liabilities of the VIEs.

        Currently there is no contractual arrangement which requires the Group to provide additional financial support to the VIEs. However, as the Group conducts its businesses primarily based on the licenses and approvals held by the VIEs, the Group has provided and will continue to provide financial support to the VIEs.

        Revenue-producing assets held by the VIEs include certain internet content provision ("ICP") licenses and other licenses, domain names and trademarks. The ICP licenses and other licenses are required under relevant PRC laws, rules and regulations for the operation of internet businesses in the PRC, and therefore are integral to the Group's operations. The ICP licenses require that core PRC trademark registrations and domain names are held by the VIEs that provide the relevant services.

        The VIE contributed an aggregate of 40.59% and 94.25% of the consolidated net revenues for the nine-month periods ended September 30, 2017 and 2018, respectively. As of December 31, 2017 and September 30, 2018, the VIE accounted for an aggregate of 47.25% and 70.78%, respectively, of the consolidated total assets, and 60.36% and 83.75%, respectively, of the consolidated total liabilities. The assets that were not associated with the VIE primarily consist of cash and cash equivalents.

Revenue recognition

        The Group has early adopted ASU 2014-09, Revenue from Contracts with Customers (Topic 606) and all subsequent ASUs that modified Topic 606 on January 1, 2017 and has elected to apply it retrospectively for the year ended December 31, 2016.

        The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, the Group applies the following steps:

  •
  Step 1: Identify the contract(s) with a customer

  •
  Step 2: Identify the performance obligations in the contract

  •
  Step 3: Determine the transaction price

  •
  Step 4: Allocate the transaction price to the performance obligations in the contract

  •
  Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

9F Inc.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2018

(Amount in thousands except for number of shares and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Online lending platform revenue

        Through its online platform, the Group provides loan facilitation services on personal financing product, One Card, under which the holders of One Card can apply for loans on a revolving basis ("revolving loan product"). The Group also provides one-time loan facilitation services to meet the need of various consumption needs ("non-revolving loan product"). For revolving loan products and non-revolving loan products, the Group's services provided consist of:

  a)
  Matching marketplace investors to potential qualified borrowers and facilitating the execution of loan agreements between the parties (referred to as "loan facilitation service"); and

  b)
  Providing repayment processing services for the marketplace investors over the loan term, including repayment reminders and following up on late repayments (referred to as "post origination services").

        The Group has determined that it is not the legal lender or borrower in the loan origination and repayment process, but acting as an intermediary to bring the lender and the borrower together. Therefore, the Group does not record the loans receivable or payable arising from the loans facilitated between the investors and borrowers on its platform.

        The Group considers its customers to be both the investors and borrowers. The Group considers the loan facilitation service and post origination service as two separate services, which represent two separate performance obligations under Topic 606, as these two deliverables are distinct in that customers can benefit from each service on its own and the Group's promises to deliver the services are separately identifiable from each other in the contract.

        The Group determines the total transaction price to be the service fees chargeable from the borrowers and investors. The transaction price is allocated to the loan facilitation services and post origination services using their relative standalone selling prices consistent with the guidance in Topic 606. The Group does not have observable standalone selling price information for the loan facilitation services or post origination services because it does not provide loan facilitation services or post origination services on a standalone basis. There is no direct observable standalone selling price for similar services in the market that is reasonably available to the Group. As a result, the estimation of standalone selling price involves significant judgments. The Group uses an expected cost plus margin approach to estimate the standalone selling prices of loan facilitation services and post origination services as the basis of revenue allocation. In estimating its standalone selling price for the loan facilitation services and post origination services, the Group considers the cost incurred to deliver such services, profit margin for similar arrangements, customer demand, effect of competitors on the Group's services, and other market factors.

        For each type of service, the Group recognizes revenue when (or as) the entity satisfies the service/performance obligation by transferring a promised good or service (that is, an asset) to a customer. Revenues from loan facilitation are recognized at the time a loan is originated between the investor and the borrower and the principal loan balance is transferred to the borrower, at which time the loan facilitation service is considered completed. Revenues from post origination services are recognized on a straight line basis over the term of the underlying loans as the services are provided ratably on a

9F Inc.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2018

(Amount in thousands except for number of shares and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

monthly basis. A majority of the service fee is charged to the borrowers, which is collected upfront upon at the loan inception or collected over the loan term. Investors pay service fees to the Group either at the beginning and at the end of the investment commitment period (in terms of automated investing tools) or over the terms of the loan (in terms of self-directing investing tools). For the nine months ended September 30, 2017 and 2018, service fees charged at the beginning or at the end of the investment commitment period or over the terms of the loans in the periods presented were calculated to be equal to an annualized interest rate ranging from 0.5% to 1.0% based on the investment amount and the investment term. Service fees charged to borrowers and investors, including the service fees charged to investors collected at the end of the investment commitment period or over the terms of the loans in the periods presented, were combined as contract price to be allocated to the two performance obligations relating to loan facilitation services and post-origination services, and recognized as revenue when the relevant services are delivered. Revenue recognized related to service fees not yet received from investors that will be collected at the end of the investment commitment period and over the commitment period are recorded as accounts receivable. All service fees are fixed and not refundable. Revenue recognized is recorded net of value added tax ("VAT").Remaining performance obligations represents the amount of the transaction price for which service has not been performed under post-origination services. As of September 30, 2018, the aggregate amount of the transaction price allocated for the remaining performance obligations was RMB358,408. The Group expects to recognize revenue of RMB210,325 and RMB89,804 on the remaining performance obligations over the next 12 and 24 months, respectively, with the remainder of RMB58,279 recognized thereafter.

Other revenues

        Other revenues mainly include penalty fee for late payment, revenues from online sales of third-party merchandise, and other service revenues. The penalty fee, which is the fee paid to the investors and assigned to us by the investors, will be received as a certain percentage of past due amounts collected. The Company operates an online shopping platform, One Card Mall, where users can buy merchandise provided by third-party merchandise suppliers on our online shopping platform. The Company do not control the merchandise, but rather are acting as an agent for the suppliers. Revenue is recognized for the net amount of consideration the Company expects to retain in exchange for the platform service. Other revenue also includes revenue of services such as insurance agency, securities brokerage, and customer referral.

Cash incentives

        To expand market presence, the Group voluntarily provides cash incentives in the form of cash coupons to new and existing investors during its marketing activities. These coupons are not related to prior transactions, and can only be utilized in conjunction with subsequent lending activities. The cash incentives provided are accounted as a reduction of transaction price according to ASC 606-10-32-25. Cash incentives paid to existing investors, cash incentives paid to new investors, and cash incentives recognized as a reduction of revenue for nine months ended September 30, 2017 was RMB16.2 million, RMB16.2 million and RMB31.5 million, respectively. Cash incentives paid to existing investors, cash incentives paid to new investors, and cash incentives recognized as a reduction of revenue for nine

9F Inc.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2018

(Amount in thousands except for number of shares and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

months ended September 30, 2018 was RMB15.6 million (USD2.3 million), RMB1.0 million (USD0.1 million), and RMB17.4 million (USD2.5 million), respectively.

Value added taxes ("VAT")

        The Group is subject to VAT at the rate of 17%, 16%, 6% or 3%, depending on whether the entity is a general tax payer or small-scale taxpayer, and related surcharges on revenue generated from providing services. VAT is also reported as a deduction to revenue when incurred and amounted to RMB400,633 and RMB376,765 for the nine months ended September 30, 2017 and 2018, respectively. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in the line item of accrued expenses and other liabilities on the face of balance sheet.

Disaggregation of revenues

        The Group generates revenues primarily from loan facilitation and post-origination services provided to investors and borrowers through its online lending platform. The Group also generates other revenues, such as penalty fee charged to borrowers for late payment, commission fee earned from online sales of third-party merchandise, and other service revenues. The following table provides further disaggregation by types of revenues recognized during the periods ended September 30, 2017 and 2018:

	Loan facilitation services	Post origination services	Other revenues	Total
	RMB	RMB	RMB	RMB
Nine months ended September 30, 2017
Online lending platform revenue
Revolving loan products (One Card)	3,854,316	114,697	—	3,969,013
Non-revolving loan products	908,789	74,922	—	983,711
Other revenue	—	—	114,419	114,419

Total	4,763,105	189,619	114,419	5,067,143

	Loan facilitation services	Post origination services	Other revenues	Total
	RMB	RMB	RMB	RMB
Nine months ended September 30, 2018
Online lending platform revenue
Revolving loan products (One Card)	3,895,051	220,592	—	4,115,643
Non-revolving loan products	140,263	71,359	—	211,622
Other revenue	—	—	201,455	201,455

Total	4,035,314	291,951	201,455	4,528,720

9F Inc.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2018

(Amount in thousands except for number of shares and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        The Group manages its business through a comprehensive offering of financial products tailored to the needs of the investors and borrowers. These financial products are categorized by Group as loan products, wealth management products and others. The following table illustrates the disaggregation of revenues by product offering during the periods ended September 30, 2017 and 2018:

	Nine month ended September 30,
	2017	2018
	RMB	RMB
Loan product revenue	4,783,839	4,080,555
Wealth management product revenue	277,356	349,287
Others	5,948	98,878

Total	5,067,143	4,528,720

        Loan products—During the periods ended September 30, 2017 and 2018, loan products represented product offerings tailored to the needs of the borrowers. Loan product revenues in the above table represented the portion of the service fees that were charged to borrowers through the Group's online lending platform business.

        Wealth Management products—During the periods ended September 30, 2017 and 2018, wealth management products represented product offerings tailored to needs of the investors, including fixed income products and other wealth management products such as insurance and stock investment brokerage services, and fund investment products services. Fixed income products were offered to investors who desired to make investment to loans facilitated through the Group's online lending platform business. Revenues from wealth management products in the above table were mainly derived from fixed income products and represented the portion of service fees that was charged to investors in the Group's online lending platform business. Revenues recognized on other wealth management products were immaterial for the periods presented.

Deferred Revenue

        Deferred revenue consists of post origination service received or receivable from borrowers and investors for which services have not yet been provided. Deferred revenue are recognized ratably as revenue when the post-origination services are delivered during the loan period. The balance of deferred revenue decreased from RMB384,070 as of December 31, 2017 to RMB358,408 as of September 30, 2018 due to business growth. Revenue recognized in the periods ended September 30, 2017 and 2018 that was included in the deferred revenue balance at the beginning of the year amount RMB38,003 and RMB211,252, respectively.

Practical Expedients and Exemptions

        The Group generally expense sales commissions when incurred because the amortization period would have been one year or less. These costs are recorded within sales and marketing expenses.

9F Inc.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2018

(Amount in thousands except for number of shares and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loan receivables

        Loan receivables are measured at amortized cost with interest accrued based on the contract rate. The Group evaluates the credit risk associated with the loans, and estimates the cash flow expected to be collected over the life of loans on an individual basis based on the Group's past experiences, the borrowers' financial position, their financial performance and their ability to continue to generate sufficient cash flows. A valuation allowance will be established for the loans unable to collect. No valuation allowance has been recorded in the nine months period on September 2017and 2018 based on the result of the assessment.

Allowance for doubtful accounts

        Accounts receivable and other receivables are stated at the historical carrying amount net of write-offs and allowance for uncollectible accounts. The Group establishes an allowance for uncollectible accounts receivable and loan to third parties based on estimates, historical experience and other factors surrounding the credit risk of specific customers. Uncollectible receivables are written off when a settlement is reached for an amount that is less than the outstanding historical balance or when the Group has determined the balance will not be collected. The allowance for doubtful accounts for the nine months ended September 30, 2017 and 2018 is as follows:

	Accounts receivable	Other receivables	Total
	RMB	RMB	RMB
Balance at January 1, 2017	27,730	5,010	32,740
Provision for doubtful accounts	1,881	—	1,881

Balance at September 30, 2017	29,611	5,010	34,621
Balance at January 1, 2018	29,611	5,010	34,621
Reversal	(2,494)	—	(2,494)

Balance at September 30, 2018	27,117	5,010	32,127

Long-term Investments

        The Group's long-term investments consist of investments carried at cost, equity method investments and available-for-sale investment.

a.
Investments carried at cost

  Historically, for investee companies over which the Group did not have significant influence and a controlling interest, the Group accounted for these as cost method investments under ASC 325-20. In January, 2018, the Company adopted Accounting Standards Update ("ASU") 2016-01, Financial Instruments—Recognition and Measurement of Financial Assets and Financial Liabilities, and accounts for equity investments that do not have a readily determinable fair value as cost method investments under the measurement alternative prescribed within ASU 2016-01, to the extent such investments are not subject to consolidation or the equity method. Under the measurement

9F Inc.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2018

(Amount in thousands except for number of shares and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  alternative, these financial instruments are carried at cost, less any impairment (assessed quarterly), plus or minus changes resulting from observable price changes in orderly transactions for an identical or similar investment of the same issuer. In addition, income is recognized when dividends are received only to the extent they are distributed from net accumulated earnings of the investee. Otherwise, such distributions are considered returns of investment and are recorded as a reduction of the cost of the investment. The impairment losses on the investments carried at cost during the nine months ended September 30, 2017 and 2018 are nil and RMB23,094, respectively.

b.
Equity method investments

  Investee companies over which the Group has the ability to exercise significant influence, but does not have a controlling interest, are accounted for using the equity method. Significant influence is generally considered to exist when the Group has an ownership interest in the voting stock of the investee between 20% and 50%. Other factors, such as representation on the investee's board of directors, voting rights and the impact of commercial arrangements, are also considered in determining whether the equity method of accounting is appropriate.

  An impairment charge is recorded if the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than temporary. The Group estimated the fair value of the investee company based on comparable quoted price for similar investment in active market, if applicable, or discounted cash flow approach which requires significant judgments, including the estimation of future cash flows, which is dependent on internal forecasts, the estimation of long term growth rate of a company's business, the estimation of the useful life over which cash flows will occur, and the determination of the weighted average cost of capital. The Company did not record impairment losses on its equity method investment during the periods ended September 30, 2017 and 2018.

c.
Available-for-sale investment

  For investments in investees' stocks which are determined to be debt securities, the Group accounts for it as long-term available-for-sale investments when they are not classified as either trading or held-to-maturity investments. The available-for-sale investments are carried at its fair values and the unrealized gains or losses from the changes in fair values are included in accumulated other comprehensive income.

  The Group reviews its investment for OTTI based on the specific identification method. The Group considers available quantitative and qualitative evidence in evaluating potential impairment of its investments. If the cost of an investment exceeds the investment's fair value, the Group considers, among other factors, general market conditions, government economic plans, the duration and the extent to which the fair value of the investment is less than the cost, the Group's intent and ability to hold the investment, and the financial condition and near term prospects of the issuers.

  If there is OTTI on debt securities, the Group separates the amount of the OTTI into the amount that is credit related (credit loss component) and the amount due to all other factors. The credit

9F Inc.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2018

(Amount in thousands except for number of shares and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  loss component is recognized in earnings, which represents the difference between a security's amortized cost basis and the discounted present value of expected future cash flows. The amount due to other factors is recognized in other comprehensive income if the entity neither intends to sell and will not more likely than not be required to sell the security before recovery. The difference between the amortized cost basis and the cash flows expected to be collected is accreted as interest income. The Company did not record impairment losses on its available-for-sale investment during the periods ended September 30, 2017 and 2018.

Government subsidy income

        The Group receives government subsidies in the PRC from various levels of local governments from time to time which are granted for general corporate purposes and to support its ongoing operations in the region. The subsidies are determined at the discretion of the relevant government authority and there are no restrictions on their use. The government subsidies are recorded as non-operating income in the consolidated statements of operations in the period the cash is received. The government subsidies received by the Group amount to RMB4,716 and RMB23,082 for the nine month ended September 30, 2017 and 2018, respectively.

Convenience translation

        Translations of amounts from RMB into USD are presented solely for the convenience of the reader and were calculated at the rate of USD1.00 = RMB 6.8680 on September 28, 2018, the last business day for the nine months ended September 30, 2018, representing the exchange rate published by the Federal Reserve Board. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into USD at such rate, or at any other rate.

Significant risks and uncertainties

i)
Foreign currency risk

        RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People's Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The cash and cash equivalents of the Group included aggregate amounts of RMB3,124,752 and RMB 4,011,222, which were denominated in RMB at December 31, 2017 and September 30, 2018, respectively, representing 82.69% and 85.57% of the cash and cash equivalents at December 31, 2017 and September 30, 2018, respectively.

ii)
Concentration of credit risk

        Financial instrument that potentially expose the Group to significant concentration of credit risk primarily included in the balance sheet line item cash and cash equivalents, term deposits, accounts receivable, other receivables, loan receivable, prepaid expenses and other assets. As of December 31, 2017 and September 30, 2018, substantially all of the Group's cash and cash equivalents were deposited

9F Inc.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2018

(Amount in thousands except for number of shares and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

in financial institutions located in the PRC. Accounts receivable are typically unsecured and are derived from revenue earned from customers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances. The Group's loan receivables are lent to entities with high credit quality. The Group conducts credit evaluations on its group and generally does not require collateral or other security from such customers. The Group periodically evaluates the creditworthiness of the existing customers in determining an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.

        There are no revenues from individual customer which represents greater than 10% of the total net revenues for any period of the two periods ended September 30, 2017 and 2018.

        There are no customers of the Group that accounted for greater than 10% of the Group's carrying amount of accounts receivable as of December 31, 2017 and September 30, 2018.

Recent accounting pronouncements

        In January 2016, the FASB issued ASU 2016-01, "Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities" This guidance revises the accounting related to the classification and measurement of investments in equity securities as well as the presentation for certain fair value changes in financial liabilities measured at fair value, and amends certain disclosure requirements. The guidance requires that all equity investments, except those accounted for under the equity method of accounting or those resulting in the consolidation of the investee, be accounted for at fair value with all fair value changes recognized in income. For financial liabilities measured using the fair value option, the guidance requires that any change in fair value caused by a change in instrument-specific credit risk be presented separately in other comprehensive income until the liability is settled or reaches maturity. A reporting entity would generally record a cumulative-effect adjustment to beginning retained earnings as of the beginning of the first reporting period in which the guidance is adopted. The Group adopted this standard on January 1, 2018 and has elected to apply the measurement alternative to its equity investments that do not have readily determinable fair values. The adoption of this standard did not have a material impact on the Group's unaudited condensed consolidated financial statements. Refer to Long-term Investments in Note 2 for more details.

        In October, 2016, the FASB issued a new pronouncement, ASU 2016-16, which removes the prohibition in ASC 740 against the immediate recognition of the current and deferred income tax effects of intra-entity transfers of assets other than inventory. The ASU, which is part of the Board's simplification initiative, is intended to reduce the complexity of U.S. GAAP and diversity in practice related to the tax consequences of certain types of intra-entity asset transfers, particularly those involving intellectual property. The Group adopted this standard on January 1, 2018. The adoption of this guidance did not have a material impact on the Group's financial position, results of operations or cash flows.

        In May 2017, the FASB issued ASU 2017-09, "Compensation—Stock Compensation (Topic 718), Scope of Modification Accounting", which clarifies and reduces both (1) diversity in practice and

9F Inc.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2018

(Amount in thousands except for number of shares and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(2) cost and complexity when applying the guidance in Topic 718, to a change to the terms or conditions of a share-based payment award. The amendments should be applied prospectively to modifications that occur on or after the adoption date. The Group adopted this standard on January 1, 2018. The adoption of this guidance did not have a material impact on the Group's financial position, results of operations or cash flows.

        In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The guidance supersedes existing guidance on accounting for leases with the main difference being that operating leases are to be recorded in the statement of financial position as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. For operating leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. For public business entities, the guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application of the guidance is permitted. In transition, entities are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. The Group is currently evaluating the impact of the adoption of ASU No. 2016-02 will have on its consolidated and combined financial statements, but the Group expects that most existing operating lease commitments will be recognized as operating lease obligations and right-of-use assets as a result of adoption.

        In June, 2016, the FASB issued a new pronouncement ASU 2016-13, Financial Instruments—Credit Losses (Topic 326):Measurement of Credit Losses on Financial Instruments, which is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. The ASU requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Financial institutions and other organizations will now use forward-looking information to better inform their credit loss estimates. Many of the loss estimation techniques applied today will still be permitted, although the inputs to those techniques will change to reflect the full amount of expected credit losses. Organizations will continue to use judgment to determine which loss estimation method is appropriate for their circumstances. The ASU requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an organization's portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. In addition, the ASU amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. The ASU is effective for public companies for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early application will be permitted for all organizations for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The Group is in the process of evaluating the impact that this guidance will have on its consolidated and combined financial statements.

        In June 2018, the FASB issued ASU 2018-07, Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting, which more closely aligns the accounting for share-based payments to nonemployees with the guidance for employees. The ASU is

9F Inc.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2018

(Amount in thousands except for number of shares and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018, with early adoption permitted. The Group has early adopted the ASU, which did not result in any material difference to the unaudited condensed consolidated financial statements.

3. LOAN RECEIVABLES

	December 31, 2017	September 30, 2018
Loan receivables	126,200	1,487,699

Total	126,200	1,487,699

        In April 2018, the Group entered into several loan agreements with Zhongguo Factoring (Shenzhen) Co., Ltd. ("Zhongguo Factoring"), a third party, and loans of amount of RMB1,431.8 million was made to Zhongguo Factoring. The loans were at interest rates ranging from 4.35% to 10% per annum. The terms of loans ranged from 3 months to 2 years. In December 2018, RMB8 60.0 million was repaid to the Group.

4. PREPAID EXPENSES AND OTHER ASSETS

	December 31, 2017	September 30, 2018
Deposits(i)	96,975	106,695
Advance to suppliers	276,150	543
Segregated bank balances held on behalf of customers(ii)	20,024	58,467
Prepaid taxes	78,338	70,939
Prepaid service fee	37,443	75,975
Others	15,391	26,134

Total	524,321	338,753

(i)
Deposits mainly include rent deposits and deposits to third-party vendors.

(ii)
The Group's subsidiary, 9F Primasia Securities Limited ("9F Primasia") receives funds from investors for purpose of buying or selling securities on behalf of its customers. The funds are deposited in 9F Primasia bank account restricted only for the use of purchasing securities on behalf of the customers and the use of the funds within this account are monitored by the bank. Such bank balance represents an asset of the Group for the amounts due to customers for the segregated bank balance held and payable to customers on demand. The Group also recognizes a corresponding liability for the same amount.

9F Inc.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2018

(Amount in thousands except for number of shares and per share data, or otherwise noted)

5. FAIR VALUE OF ASSETS AND LIABILITIES

        For a description of the fair value hierarchy and the Group's fair value methodologies, see "Note 2—Summary of Significant Accounting Policies."

Financial instruments recorded at fair value

1) Assets and Liabilities Recorded at Fair Value

        The Group does not have assets or liabilities measured at fair value on a non-recurring basis.

        The following tables present the fair value hierarchy for assets and liabilities measured at fair value on a recurring basis subsequent to initial recognition:

December 31, 2017	Level 1	Level 2	Level 3	Balance at Fair Value
	RMB	RMB	RMB	RMB
Assets
Available-for-sale investment	—	—	33,753	33,753

Total Assets	—	—	33,753	33,753

September 30, 2018
Assets
Available-for-sale investment	—	—	36,077	36,077

Total Assets	—	—	36,077	36,077

        The Group did not transfer any assets or liabilities in or out of level 3 during the year ended December 31, 2017 and September 30, 2018.

        The Group's available-for-sale investment consists of a convertible note receivable from a third-party private company and its fair value is measured on a recurring basis based on the binomial model using significant unobservable inputs disclosed below. The Group classified the valuation technique that use these inputs as Level 3 measurement.

2) Significant Unobservable Inputs

Financial Instrument	Unobservable Input	Range of Inputs Weighted-Average
Available-for-sale investment	Discounted rates	4.32%
	Volatility of underlying	19.21%
	Cumulative redemption rate	12.00%
	Cumulative prepayment rates	6.00%

3) Financial Instruments Not Recorded at Fair Value

        Financial instruments, including cash and cash equivalents, restricted cash, term deposits, accounts receivable, other receivables, loan receivables, prepaid expenses, other assets, accounts payable, other current liabilities and amounts due from/to related parties are not recorded at fair value. The fair

9F Inc.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2018

(Amount in thousands except for number of shares and per share data, or otherwise noted)

5. FAIR VALUE OF ASSETS AND LIABILITIES (Continued)

values of these financial instruments are approximate their carrying value reported in the consolidated balance sheets due to the short term nature of these assets and liabilities.

6. LONG-TERM INVESTMENTS

	Investments, carried at cost	Equity method investments	Available for sales investments	Total
	RMB	RMB	RMB	RMB
Balance at January 1, 2017	88,344	28,766	34,918	152,028
Additions	54,291	89,939		144,230
Shenzhen Boya		115,932		115,932
Share of result of an equity investee		62,232		62,232
Unrealized gains recorded in accumulated other comprehensive income			2,554	2,554
Foreign currency translation adjustment	(1,222)	(742)	(1,514)	(3,478)
Balance at September 30, 2017	141,413	296,127	35,958	473,498
Balance at January 1, 2018	180,758	295,225	33,753	509,736
Additions	437,373	63,524	—	500,897
Disposal	—	(2,035)	—	(2,035)
Share of result of an equity investee	—	(4,945)	—	(4,945)
Impairment charges	(23,094)	—	—	(23,094)
Unrealized gains recorded in accumulated other comprehensive income	—	—	426	426
Foreign currency translation adjustment	6,569	829	1,898	9,296
Change in fair value	1,500	—	—	1,500
Reclassification of Investments, Carried at Cost and Equity method investments	96,501	(96,501)	—	—

Balance at September 30, 2018	699,607	256,097	36,077	991,781

Available for sales investment

        The Group's available-for-sale investment include convertible note receivable from a third-party private company.

9F Inc.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2018

(Amount in thousands except for number of shares and per share data, or otherwise noted)

6. LONG-TERM INVESTMENTS (Continued)

Investments, carried at cost

        The following table sets forth the Company's investments, carried at cost:

	December 31, 2017	September 30, 2018
	RMB	RMB
Nanjing Banghang Information Consulting Limited("Nanjing Banghang")(i)	31,236	281,236
Shanghai Xinzheng financial information consulting Co., Ltd.(ii)	—	129,786
WeCash Holdings Ltd. (Cayman)(iii)	—	106,129
EZhou Rural Commercial Bank	40,000	40,000
Dawanjia Inc.	34,306	34,306
BitPay, Inc. (Delaware)(iv)	—	27,472
Goopal Group(v)	—	18,681
Shenzhen lingxian Internet financial service Co., Ltd. ("Shenzhen Lingxian")	3,000	—
Others	72,216	61,997

Total	180,758	699,607

(i)
In March 2018, the Group purchase an additional 21.28% equity interest of Nanjing Banghang for a cash consideration of RMB 250,000. The Group held a 30.53% equity interest as of September 30, 2018. The investments contains various right, protection, and a liquidation preference. The investment is accounted for under the cost method of accounting as it is not considered to be in-substance common stock. No impairment existed at September 30, 2018 or December 31, 2017 and there were no observable price changes during the nine months ended September 30, 2018.

(ii)
In September 2018, the Group purchased a 15% equity interest of Shanghai Xinzheng Financial Information Consulting Co., Ltd. for a total consideration of RMB 129,786. The Group held a 15% equity interest as of September 30, 2018. No impairment existed at September 30, 2018 or December 31, 2017 and there were no observable price changes during the nine months ended September 30, 2018.

(iii)
In December 2014, the Group subscribed to 3,579,000 ordinary shares of WeCash for a cash consideration of RMB 6,500. The Group held 22.17% and 19.30% equity interest as of December 31, 2017 and September 30, 2018, respectively. The Group recognized its share of profit in WeCash of RMB 56,860 and RMB 2,261 for the nine months period ended September 30, 2017 and 2018, respectively. In February 2018, due to issuance of equity interests to new shareholders, the Group's equity interest in WeCash was diluted from 22.17% to 19.86% and lost its ability to exercise significance influence. The investment in WeCash was accounted for under equity method prior to the dilution in the Group's equity interest. The investment is accounted for under the cost method of accounting upon the cessation of the Group's significant influence in February 2018. No impairment existed at September 30, 2018 or December 31, 2017 and there were no observable price changes during the nine months ended September 30, 2018.

(iv)
In March 2018, the Group acquired a 1.11% of equity interest in BitPay, Inc. (Delaware) for a cash consideration of US$ 4,000. The Group held 1.11% equity interest as of September 30, 2018. No impairment existed at September 30, 2018 or December 31, 2017, nil and 1,500 observable price changes during the nine months ended September 30, 2018.

9F Inc.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2018

(Amount in thousands except for number of shares and per share data, or otherwise noted)

6. LONG-TERM INVESTMENTS (Continued)

(v)
In January 2018, the Group purchased a 1.94% equity interest in Goopal Group for a cash consideration of USD 2,720. The Group held 1.94% equity interest as of September 30, 2018. No impairment existed at September 30, 2018 and there were no observable price changes during the nine months ended September 30, 2018.

Equity method investments

	December 31, 2017	September 30, 2018
	RMB	RMB
WeCash Holdings Ltd. (Cayman)	98,740	—
Xianhua Information Technology (Beijing) Limited(i)	21,503	17,214
CSJ Golden Bull (Beijing) Investment Consulting Co., Ltd. ("CSJ Golden Bull")(ii)	39,620	35,526
Shenzhen Boya Chengxin Financial Service Limited ("Shenzhen Boya")(iii)	102,177	106,248
Yoquant Technology (Beijing) Limited("Yoquant")(iv)	14,409	13,367
Suzhou Qingyu Technology Limited("Suzhou Qingyu")(v)	8,790	27,238
Shenzhen Lingxian(vi)	—	36,439
Others	9,986	20,065
Total	295,225	256,097
(i)
In March 2017, the Group purchased an equity interest in Xianhua Information Technology (Beijing) Limited for a total cash consideration of RMB 20,000. The Group held 20% equity interest as of December 31, 2017 and September 30, 2018 and recognized its share of loss of RMB 4,288 for the nine months ended September 30, 2018.

(ii)
In September 2017, the Group purchased an equity interest of CSJ Golden Bull for a total cash consideration of RMB 40,900. The Group held a 25% equity interest as of December 31, 2017 and September 30, 2018 and recognized its share of loss of RMB 4,094 for September 30, 2018.

(iii)
In January 2016, the Group purchased a 51% equity interest in Shenzhen Boya for a cash consideration RMB nil. On September 27, 2017, due to additional capital funding provided by outside investor, the Group's ownership percentage was diluted to 40% and loss control of Shenzhen Boya. The Group held 40% equity interest as of December 31, 2017 and September 30, 2018 and recognized its share of profit of RMB 4,071 for the nine months ended September 30, 2018.

(iv)
In June 2017, the Group entered into an agreement to purchase 21.07% capital of Yoquant for a total consideration of RMB 15,440. The Group held 21.07% equity interest as of December 31, 2017 and September 30, 2018 and recognized its share of loss of RMB 1,042 for the nine months ended September 30, 2018.

(v)
In July 2017, the Group purchased a 20% equity interest in Suzhou Qingyu for a total consideration of RMB 10,000. The Group's shareholding percentage decreased form 20% to 9,88% due to issuing equity interests to new shareholder. In June 2018, the Group entered into an agreement to purchase 3.15% capital of Suzhou Qingyu for a total consideration of RMB 20,000. The Group held a 13.03% equity interest as of September 30, 2018 and have ability to exercise significance influence. The Group recognized its share of loss of RMB 1,552 for the nine months ended September 30, 2018.

(vi)
In March 2016, the Group entered into an agreement to purchase 5% capital of Shenzhen Lingxian for a total consideration of RMB 3,000. In March 2018, the Group purchased an additional 23.75% equity interest of Shenzhen Lingxian for a total cash consideration of RMB 30,000. The Group recorded a RMB 1,500 fair value increase as a result of observable price changes for an identical investment during the nine months ended September 30, 2018. The Group held a 28.75% equity interest as of September 30, 2018. The Group recognized its share of profit of RMB 1,939 for the nine months ended September 30, 2018.

9F Inc.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2018

(Amount in thousands except for number of shares and per share data, or otherwise noted)

7. PROPERTY, EQUIPMENT AND SOFTWARE, NET

	December 31, 2017	September 30, 2018
	RMB	RMB
Office building	18,944	19,515
Computer and electronic equipment	19,389	29,308
Furniture and office equipment	4,474	6,293
Leasehold improvements	8,084	33,518
Software	24,051	30,373

Total property and equipment	74,942	119,007
Accumulated depreciation and amortization	(20,273)	(38,409)

Property, equipment, net	54,669	80,598

        Depreciation expense on property, equipment and software for the nine months ended September 30, 2017 and 2018 were RMB9,399 and RMB18,268 respectively.

8. INTANGIBLE ASSETS, NET

	December 31, 2017	September 30, 2018
	RMB	RMB
Brokerage license	48,309	49,843

Total Intangible assets	48,309	49,843
Accumulated amortization	(2,255)	(4,376)

Intangible assets, net	46,054	45,467

        Amortization expense on intangible assets for the nine months ended September 30, 2017 and 2018 were RMB1,188 and RMB2,029 respectively.

9. ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31, 2017	September 30, 2018
	RMB	RMB
Accrued advertising and marketing fee	527,250	200,500
Payable related to services fee and others	152,805	242,706
Amounts due to customers for the segregated bank balances held on their behalf	20,024	58,467
Payable to guarantee company	671	—
Deposit	7,943	29,103
Value added tax and surcharges	56,739	31,955
Others	30,015	75,920

Total accrued expenses and other current liabilities	795,447	638,651

9F Inc.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2018

(Amount in thousands except for number of shares and per share data, or otherwise noted)

10. RELATED PARTY BALANCES AND TRANSACTIONS

        The Group accounts for related party transactions based on various services agreements. Below summarizes the major related parties and their relationships with the Group, and the nature of their services provided to/by the Group:

Name of related parties	Relationship with the Group	Major transaction with the Group
Beijing Jiufu Weiban Technology Limited ("9F Weiban")	Equity method investee	Consulting services and related party loans
Beijing WeCash Qiyi Technology Limited ("WeCash Qiyi")	Equity method investee(until February 2018)	Borrower acquisition and referral services
Huoerguosi Wukong Digital Technology Limited ("Huoerguosi")	Entity controlled by Sun, Lei (Chief Executive Officer of the Group)	Advertising services
WeCash Xiangshan Information Technology Limited ("WeCash Xiangshan")	Subsidiary of equity method investee	Credit inquiry services
Shenzhen Boya	Equity method investee	Borrower acquisition and referral services
Kashi Boya Chengxin Internet Technology Limited ("Kashi Boya")	Subsidiary of equity method investee	Borrower acquisition and referral services
Shenzhen Lingxian	Equity method investee	Prepayment for merchandise
Shanghai Jiutai Financial Information Services Limited ("Shanghai Jiutai")	Entity controlled by Liu, Lei (Chief Risk Officer of the Group)	Related party loan
CSJ Golden Bull	Equity method investee	Consulting services, loan
Beijing Shunwei Wealth Technology Limited ("Beijing Shunwei")	Equity method investee	Borrower acquisition and referral services
Beijing Jiujia Wealth Management Limited ("Beijing Jiujia")	Equity method investee	Investors acquisition and referral Services and related party loans
Yoquant	Equity method investee	Consulting services
Zhuhai Hengqin Flash Cloud Payment Information Technology Limited ("Zhuhai Hengqin Payment")	Entity controlled by Sun, Lei	Third party payment service
Huoerguosi Flash Cloud Payment Information Technology Limited ("Huoerguosi Payment")	Entity controlled by Sun, Lei	Third party payment service
Nanjing Banghang	Investee with significant influence	Borrower acquisition and referral services, consulting service
Chen, Lixing	Vice President	Related party loan
Nine F Capital Limited ("Nine F")	Entity owned by Lei, Sun	Related party loan
Qu, Jiachun	Principal shareholder of the Group	Related party loan
Ren, Yifan	Director of the Group	Related party loan
Liu, Lei	Chief Risk Officer of the Group	Related party loan
Lin, Yanjun	Chief Financial Officer of the Group	Personal loan

9F Inc.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2018

(Amount in thousands except for number of shares and per share data, or otherwise noted)

10. RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

        Details of related party balances and transactions as of December 31, 2017 and September 30, 2018 are as follows:

(1)   Transactions provided by related parties

	Nine months ended September 30,
	2017	2018
	RMB	RMB
Consulting services:
9F Weiban	944	—
Investors and borrower acquisition and referral services:
Beijing Jiujia	324,115	9,965
WeCash Qiyi	3,892	—
Beijing Shunwei	4,369	4,367
Kashi Boya	—	—
Shenzhen Boya	—	4,932
Nanjing Banghang	—	9,843

Subtotal	332,376	29,107
Credit inquiry services:
WeCash Xiangshan	4,034	3,235

Third party payment service
Zhuhai Hengqin Payment	19,384	4,874
Huoerguosi Payment	30,915	20,480

Subtotal	50,299	25,354
Others	94	217

Total	387,747	57,913

(2)   Transactions provided to related parties

	Nine months ended September 30,
	2017	2018
	RMB	RMB
Beijing Shunwei	1	—
Nanjing Banghang	—	23,558
Kashi Boya	—	4,495
Others	55	174

Total	56	28,227

9F Inc.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2018

(Amount in thousands except for number of shares and per share data, or otherwise noted)

10. RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

(3)   Amounts due from related parties

	December 31, 2017	September 30, 2018
	RMB	RMB
Beijing Shunwei	4,214	1,214
Beijing Jiujia	11,350	—
9F Weiban	2,050	2,050
Huoerguosi	9	—
Liu, Lei	620	—
Shanghai Jiutai	2,113	—
Chen, Lixing	—	100
Lin, Yanjun	—	200
CSJ Golden Bull	—	10,000
Shenzhen Lingxian	—	20
Nine F(i)	—	137,360

Total	20,356	150,944

(i)
On April 20, 2018, the Company extended a loan to Nine F of US$20 million with term of 3 years and an interest rate equals US dollar deposit rate for the same period as published by Bank of China. The purpose of the loan is to facilitate Lei Sun to purchase ordinary shares of 9F Inc. from Yifan Ren, one of the Founders of the Company.

(4)   Amounts due to related parties

	December 31, 2017	September 30, 2018
	RMB	RMB
Zhuhai Hengqin Payment	2,523	3,789
Huoerguosi Payment	26,372	5,318
Beijing Jiujia	2,658	—
WeCash Qiyi	516	516
Qu, Jiachun	300	300
Ren, Yifan	700	700

Total	33,069	10,623

11. INCOME TAXES

        9F Inc. is a company incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, it is not subject to tax on either income or capital gain.

        Under the current Hong Kong Inland Revenue Ordinance, 9F Inc. Hong Kong is subject to 16.5% income tax on its taxable income generated from operations in Hong Kong.

        Under the PRC Enterprise Income Tax Law (the "EIT Law"), the Group's subsidiaries domiciled in the PRC are subject to 25% statutory rate unless they are qualified for preferential income tax rate

9F Inc.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2018

(Amount in thousands except for number of shares and per share data, or otherwise noted)

11. INCOME TAXES (Continued)

status in accordance with the EIT Law. Certain of the Group's PRC subsidiaries and VIEs enjoy a preferential income tax rate of 15% or 20% under the EIT Law.

        The current and deferred components of the income tax expense which were substantially attributable to the Group's PRC subsidiaries and VIEs and VIEs' subsidiaries, are as follows:

	Nine months ended September 30,
	2017	2018
	RMB	RMB
Current tax	355,113	331,722
Deferred tax	(41,393)	22,536

Total	313,720	354,258

        The reconciliation of income tax expense at statutory tax rate to income tax expense recognized is as follows:

	Nine months ended September 30,
	2017	2018
	RMB	RMB
Income before income tax expenses	2,626,636	2,167,224
Statutory tax rate in the PRC	25%	25%
Income tax expense at statutory tax rate	656,659	541,806
Non-deductible expenses	(16,083)	935
Change in valuation allowance	32,407	30,612
Effect of tax holiday and preferential tax rate	(390,421)	(318,227)
Effect of different tax rates of subsidiaries operating in other jurisdictions	31,158	99,132

Income tax expense	313,720	354,258

        The aggregate amount and per ordinary share effect of the tax holiday and preferential tax rate are as follows:

	Nine months ended September 30,
	2017	2018
	RMB	RMB
The aggregate amount of tax holiday and preferential tax rate	390,421	318,227
The aggregate effect on basic and diluted net income per ordinary share:
— Basic	314.48	195.62
— Diluted	283.14	170.97

9F Inc.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2018

(Amount in thousands except for number of shares and per share data, or otherwise noted)

11. INCOME TAXES (Continued)

        The tax effects of temporary differences that gave rise to the deferred tax balances are as follows:

	December 31, 2017	September 30, 2018
	RMB	RMB
Deferred revenue	50,203	39,096
Accrued expenses	56,752	57,705
Allowance for doubtful accounts	4,159	8,095
Net operating loss carry forward	35,340	49,233
Less: valuation allowance	(35,340)	(65,952)

Total deferred tax assets, net	111,114	88,177

        The movements of valuation allowance for the nine months ended September 30, 2017 and 2018 are as follows:

	September 30, 2017	September 30, 2018
	RMB	RMB
Balance at beginning of the period	12,956	35,340
Additions	32,407	44,110
Reversal	—	(13,498)

Balance at end of the year/period	45,363	65,952

	December 31, 2017	September 30, 2018
	RMB	RMB
Deferred tax liabilities:
Intangible asset from acquisition	9,309	9,146

Total deferred liabilities	9,309	9,146

        The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carryforward periods, the Group's experience with tax attributes expiring unused and tax planning alternatives. The valuation allowance is considered on each individual entity basis. Considering all the above factors, valuation allowances were established to certain entities because the Group believes that it is more likely than not that its deferred tax assets will not be realized as it does not expect to generate sufficient taxable income in the near future.

        Uncertainties exist with respect to how the current income tax law in the PRC applies to the Group's overall operations, and more specifically, with regard to tax residency status. The EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for Chinese income tax purposes if the place of effective management or control is within the

9F Inc.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2018

(Amount in thousands except for number of shares and per share data, or otherwise noted)

11. INCOME TAXES (Continued)

PRC. The implementation rules to the EIT Law provide that non-resident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting and properties, occurs within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Group does not believe that the legal entities organized outside of the PRC within the Group should be treated as residents for EIT law purposes. If the PRC tax authorities subsequently determine that the Group and its subsidiaries registered outside the PRC should be deemed resident enterprises, the Group and its subsidiaries registered outside the PRC will be subject to the PRC income taxes, at a statutory income tax rate of 25%. The Group is not subject to any other uncertain tax position.

        According to PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or withholding agent. The statute of limitations will be extended five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB0.1 million is specifically listed as a special circumstance). In the case of a related party transaction, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. From inception to 2016, the Group is subject to examination of the PRC tax authorities.

        Aggregate undistributed earnings of the Group's PRC subsidiaries and VIEs that are available for distribution was RMB 5,561,557 as of September 30, 2018.

        In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises ("FIEs") earned after January 1, 2008, are subject to a 10% withholding income tax. In addition, under tax treaty between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in the FIE, or 10%, if the investor holds less than 25% in the FIE. A deferred tax liability should be recognized for the undistributed profits of PRC subsidiaries unless the Group has sufficient evidence to demonstrate that the undistributed dividends will be reinvested and the remittance of the dividends will be postponed indefinitely. The Group plans to indefinitely reinvest undistributed profits earned from its China subsidiaries in its operations in the PRC. Therefore, no withholding income taxes for undistributed profits of the Group's subsidiaries have been provided as of September 30, 2017 and 2018.

        Under applicable accounting principles, a deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting basis over tax basis in a domestic subsidiary. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means. The Group completed its feasibility analysis on a method, which the Group will ultimately execute if necessary to repatriate the undistributed earnings of the VIEs without significant tax costs. As such, the Group does not accrue deferred tax liabilities on the earnings of the VIEs given that the Group will ultimately use the means.

9F Inc.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2018

(Amount in thousands except for number of shares and per share data, or otherwise noted)

12. SHARE-BASED COMPENSATION

Share incentive plan

Share options

        In September 2018, the Group granted 10,007 share options at the exercise price of US$2,406.42 per share, 9,611 share options at the exercise price of RMB1,432.39 per share. These grants are subject to the following vesting conditions:

  •
  5,007 share options will vest annually in equal instalment at each calendar year end subsequent to the grant date over 5 years. In addition to the service requirement, the share options will only vest upon IPO.

  •
  4,000 share options will vest over 4 years based on vesting of 40%, 20%, 20% and 20% at each calendar year end subsequent to the grant date. In addition to the service requirement, the share options will only vest upon IPO.

  •
  3,578 share options will vest over 4 years based on vesting of 20%, 20%, 30%, and 30% at each calendar year end subsequent to the grant date. In addition to the service requirement, 1,789 share options will only vest upon IPO.

  •
  1,000 share options will vest over 5 years based on vesting of 16%,16%,16%,16%,16% and 20% of the options will be average vested on each year end of grant date. In addition to the service requirement, the share options will only vest upon IPO.

  •
  6,033 hare options will vest over 3 years based on vesting of 60%,30% and 10% of the options will be average vested on each year end of grant date.

        During the nine months ended September 30 2017, the Group granted 11,867 share options. 5,434 share options were granted at the exercise price of RMB1,432.39 per share and 6,433 share options were granted at the exercise price of RMB777.88 per share. These grants are subject to the following vesting conditions:

  •
  6,070 share options will vest over 4 years based on vesting of 15%, 20%, 25%, 25% with 15% of the share options vesting on first year end of the grant date and then each anniversary of the grant date.

  •
  5,434 share options will vest over 3 years based on a vesting of 40%, 30% and 30% on each anniversary of the grant date.

  •
  363 share options will vest annually in equal instalment over 3 years on each anniversary of the grant date.

        The vesting of the share options granted during the years ended December 31 2015, 2016 and 2017 are also subject to certain annual performance targets established by the Group's Board of Directors and Chief Executive Officer("CEO"). The Group recognized compensation expenses related to the option linked to these performance targets during the vesting period based on the probable outcome of these performance conditions. The Group has determined that it is probable these conditions will be met; as such the share-based compensation is recognized over the vesting period.

9F Inc.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2018

(Amount in thousands except for number of shares and per share data, or otherwise noted)

12. SHARE-BASED COMPENSATION (Continued)

        On November 1, 2017 (the "repricing date"), board of directors of the Group approved the resolution to amend the terms of 269,627 vested options granted to Sun lei, CEO of the Group by reducing the exercise price of such vested share options to zero. The average original exercise price prior to the amendment was US$169.8 per share. The amendments did not change the vesting provisions or any other option terms. This amendment was accounted for as a share option modification and required the re-measurement of the fair value of these share options. This re-measurement resulted in a total incremental share-based compensation of US$ 49,002, which is recognized on the repricing date.

        The Group calculated the estimated fair value of the share options on the respective grant dates using the binomial option pricing model with the assistance from an independent valuation firm, with the following assumptions used in the nine months ended September 30, 2017 and 2018. The weighted-average grant-date fair value of the share options granted during the nine months ended September 30, 2018 was RMB 6,516.67.

Nine months ended September 30,
	2017	2018
	RMB	RMB
Risk free rate of interest	1.65% - 1.80%	2.45% - 2.98%
Volatility	43.95% - 44.54%	43.89% - 48.30%
Dividend yield	0%	0%
Exercise multiples	2.2 - 2.8	2.2 - 2.8
Life of option (years)	4 - 5years	4 - 6years

(1)   Risk free rate of interest

        Based on the daily treasury long term rate of U.S. Department of the treasury with a maturity period close to the expected term of the option.

(2)   Volatility

        The volatility factor estimated was based on the annualized standard deviation of the daily return embedded in historical share prices of the selected guide line companies with a time horizon close to the expected expiry of the term.

(3)   Dividend yield

        The Company has never declared or paid any cash dividends on the Company's capital stock, and does not anticipate any dividend payments on the Company's ordinary shares in the foreseeable future.

(4)   Exercise multiples

        The expected exercise multiple was estimated as the average ratio of the stock price as at the time when employees would decide to voluntarily exercise their vested options. As the Company did not

9F Inc.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2018

(Amount in thousands except for number of shares and per share data, or otherwise noted)

12. SHARE-BASED COMPENSATION (Continued)

have sufficient information of past employee exercise history, it was estimated by referencing to academic research publications.

        The activity in stock options during period from December 31, 2017 to September 30, 2018 is set out below:

	Number of Options	Weighted Average Exercise Price	Weighted Average Grant-date Fair Value
Outstanding as of December 31, 2017	401,674	1,042.79	3,478.30

Granted	19,618	1,903.82	6,516.67

Outstanding as of September 30, 2018	421,292	1,131.94	4,046.47

Vested and expected to vest as of September 30, 2018	367,719

        The following table summarizes information with respect to share options outstanding as of September 30, 2018:

	Options Outstanding		Options Exercisable
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Number Outstanding	Weighted Average Remaining Contractual Life
—	40,414	1.80	30,115	1.25
777.88	113,444	2.83	66,543	2.81
1,432.39	217,012	4.07	60,000	4.05
1,472.05	40,415	1.80	30,115	1.25
2,406.42	10,007	3.98	—	—

Total	421,292		186,773

9F Inc.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2018

(Amount in thousands except for number of shares and per share data, or otherwise noted)

12. SHARE-BASED COMPENSATION (Continued)

        The share-based compensation expenses recognized with each issuance of share options since January 1, 2015 are as follows:

	Nine months ended September 30,
Date of grant	2017	2018
	RMB	RMB
10/7/2015	6,294	1,931
25/9/2015	148	82
1/7/2016	103,403	38,180
16/8/2016	185	177
23/8/2016	1,799	1,722
1/9/2016	1,191	1,140
6/9/2016	2,713	2,597
1/8/2017	1,639	7,138
11/9/2017	469	6,421
10/10/2017	—	2,014
20/10/2017	—	290,907
19/1/2018	—	24,321
7/3/2018	—	1,494

Share-based compensation recognized for share options	117,841	378,124

Ordinary shares issued to management

        On December 30, 2017, according to the resolution of the board of directors, the Group approved to issue 98,945 ordinary shares at par value to three individuals who are members of the executive management and board of directors of the Group. The Group has determined these issuances to be compensatory in nature and vested immediately at the date of the issuance. As such share based compensation of RMB812,299 was recoded on December 30, 2017 based on a determined per share fair value of ordinary share at RMB8,209.60.

        The following table summarizes information with respect to share base compensation expense for the nine months ended September 30, 2017 and 2018:

	Nine months ended September 30,
	2017	2018
	RMB	RMB
General and administrative expenses	117,841	378,124

Total	117,841	378,124

9F Inc.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2018

(Amount in thousands except for number of shares and per share data, or otherwise noted)

12. SHARE-BASED COMPENSATION (Continued)

        As of September 30, 2018, unrecognized compensation cost related to unvested share-based compensation awards granted to employees of the Group was RMB532,508. This cost was expected to be recognized over a weighted average period of 3.72 years.

13. CONVERTIBLE REDEEMABLE PREFERRED SHARES

        On January 26, 2018, 9F issued 35,180 Series D preferred shares at a per-share purchase price of about US$1,848(equivalent to RMB11,609) to certain third party shareholders ("Series D Preferred Shareholders") for a cash consideration of US$65 million (equivalent to RMB 408 million).

        On September 14, 2018, 9F issued 10,825 Series E preferred shares at a per-share purchase price of about US$1,848(equivalent to RMB12,648) to certain third party shareholders ("Series E Preferred Shareholders") for a cash consideration of US$20 million (equivalent to RMB 136 million).

        The key terms of the equity interest with preferential feature are follows:

Voting Rights

        The holders of preferred shares and the holders of ordinary shares shall vote together based on their shareholding percentages.

Dividends

        The holder of each preferred share shall have the right to receive non-cumulative dividends, pari passu with the ordinary shares, on an as-converted basis, when, as and if declared by the Board.

Liquidation

        If a Liquidation Event occurs, distributions to the shareholders of the Group shall be made in the following manner:

  (a)
  Each holder of the Series D and E preferred shares shall be entitled to receive out of the remaining assets of the Group available for distribution to its Members, prior and in preference to any distribution of any assets or surplus funds of the Group to the holders of the ordinary shares, Series A preferred shares, Series B preferred shares and Series C preferred shares of the Group, an amount equal to 115% of the Series D Issue Price for each Series D preferred share an amount equal to 115% of the Series E Issue Price for each Series E preferred share, plus all declared but unpaid dividends and distributions on such Series D and E preferred share. If the assets and surplus funds distributable are insufficient to permit the payment for the full Series D Preference Amount and Series E Preference Amount, then the entire assets and surplus funds of the Group available for distribution to such holders shall be distributed ratably among the holders of Series D and E preferred shares in proportion to the number of Series D and Series E preferred shares owned by each such holder.

9F Inc.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2018

(Amount in thousands except for number of shares and per share data, or otherwise noted)

13. CONVERTIBLE REDEEMABLE PREFERRED SHARES (Continued)

  (b)
  Each holder of the Series C preferred shares shall be entitled to receive out of the remaining assets of the Group available for distribution to its Members, prior and in preference to any distribution of any assets or surplus funds of the Group to the holders of the ordinary shares, Series A preferred shares and Series B preferred shares of the Group, an amount equal to 115% of the Series C Issue Price for each Series C preferred share, plus all declared but unpaid dividends and distributions on such Series C preferred share. If the assets and surplus funds distributable are insufficient to permit the payment for the full Series C Preference Amount, then the entire assets and surplus funds of the Group available for distribution to such holders shall be distributed ratably among the holders of Series C preferred shares in proportion to the number of Series C preferred shares owned by each such holder.

  (c)
  Each holder of the Series B preferred shares shall be entitled to receive out of the remaining assets of the Group available for distribution to its shareholders, prior and in preference to any distribution of any assets or surplus funds of the Group to the holders of the ordinary shares and Series A preferred shares of the Group, an amount equal to 115% of the Series B Conversion Price for each Series B preferred share, plus all declared but unpaid dividends and distributions on such Series B preferred share. If the assets and surplus funds distributable are insufficient to permit the payment for the full Series B Preference Amount, then the entire assets and surplus funds of the Group available for distribution to such holders shall be distributed ratably among the holders of Series B preferred shares in proportion to the number of Series B preferred shares owned by each such holder.

  (d)
  Each holder of the Series A preferred shares shall be entitled to receive out of the remaining assets of the Group available for distribution to its shareholders, prior and in preference to any distribution of any assets or surplus funds of the Group to the holders of the ordinary shares and any other class of shares of the Group, an amount equal to the higher of

  (i)
  130% of the Series A issue price for each Series A preferred share, plus all declared but unpaid dividends and distributions on such Series A preferred share

  (ii)
  an amount such holder of Series A preferred share is entitled to assuming pro rata distribution of the assets and surplus funds distributable among all the holders of the preferred shares and all the holders of the ordinary shares.

        If the assets and surplus funds distributable are insufficient to permit the payment for the full Series A preference amount, then the entire assets and surplus funds of the Group available for distribution to such holders shall be distributed ratably among the holders of Series A preferred shares in proportion to the number of Series A preferred shares owned by each such holder.

Conversion

        Each holder of preferred shares have the right to convert any or all of its preferred shares into ordinary shares at the quotient of the original issue price divided by the then effective conversion price as defined in the memorandum and articles of association being no less than par value. In addition, all outstanding preferred shares shall be automatically converted into ordinary shares upon the consummation of a Qualified IPO.

9F Inc.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2018

(Amount in thousands except for number of shares and per share data, or otherwise noted)

13. CONVERTIBLE REDEEMABLE PREFERRED SHARES (Continued)

        "Qualified IPO" means a firm commitment underwritten registered initial public offering by the Group of its ordinary shares (or securities of the Group representing the ordinary shares), representing no less than 10% of the Group's share capital on a fully-diluted basis, on New York Stock Exchange, NASDAQ, Hong Kong Stock Exchange or other internationally recognized stock exchange, as approved by the Shareholders in accordance with the Shareholders Agreement, the Memorandum and these Articles, pursuant to a registration statement that is filed with and declared effective in accordance with the securities laws of relevant jurisdiction at a public offering price per share (prior to customary underwriters' commissions and expenses) that is no less than the higher of (i) the product of 1.2 and the Series A Issue Price, and (ii) an amount that represents the Series A Issue Price plus 20% of compound internal rate per annum on the Series A Issue Price for the period from the Series A Issuance Date to the closing date of such offering.

IPO Adjustment Events

        If the Group completes an IPO within 12 months, 24 months or 36 months after the Closing and the public offering price per ordinary share, in the IPO is less than the result of (A)130% (within 12 months), 150% (within 24 months) and 180% (within 36 months) of the Series B , C ,D and E Conversion Price effective immediately prior to the completion of the IPO, minus (B) all dividends that have been declared on a Series B, C, D and E preferred share prior to the completion of the IPO (the "Declared Dividends"), then, at the option of the Group:

  (i)
  the Series B and C Conversion Price of each Series B, C, D and E preferred share held by the Purchaser shall, immediately prior to the completion of the IPO, be adjusted in accordance with the following formula (such new Series B and C Conversion Price, the "Adjusted Conversion Price I, II and III"):

      Adjusted Conversion Price I = (Per Share Offering Price + Declared Dividends) / 130% (within 12 months);

      Adjusted Conversion Price II = (Per Share Offering Price + Declared Dividends) / 150% (within 24 months);

      Adjusted Conversion Price IIII = (Per Share Offering Price + Declared Dividends) / 180% (within 36 months);

  (ii)
  the Group shall, within thirty (30) Business Days from the completion of the IPO, pay, or cause to be paid, an amount calculated in accordance with the formula below (the "Adjustment Amount I") to the Purchaser for each Series B , C, D and E preferred share held by the Purchaser immediately prior to completion of the IPO in cash by wire transfer of immediately available funds to an account designated by the Purchaser:

      Adjusted Amount I = Series B&C&D&E Conversion Price effective immediately prior to completion of the IPO—Adjusted Conversion Price I (within 12 months)

      Adjusted Amount II = Series B&C&D&E Conversion Price effective immediately prior to completion of the IPO—Adjusted Conversion Price II (within 24 months)

9F Inc.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2018

(Amount in thousands except for number of shares and per share data, or otherwise noted)

13. CONVERTIBLE REDEEMABLE PREFERRED SHARES (Continued)

      Adjusted Amount III = Series B&C&D&E Conversion Price effective immediately prior to completion of the IPO—Adjusted Conversion Price III (within 36 months)

Performance Adjustments

        The Group had entered certain performance adjustments for Series A preferred shares, Series C preferred shares and Series E preferred shares , if the Group fail to meet the performance targets for 2015, 2016 revenue and 2017 Non-GAAP operating net profit, then the Group shall reduce the issuance price, reduce the conversion price or remit cash to the investors. As of December 31, 2016 and 2017, all the performance targets were reached.

        The Group has determined that there was no beneficial conversion feature ("BCF") attributable to the preferred shares, as the effective conversion price was greater than the fair value of the ordinary shares on the respective commitment date. The Group will reevaluate whether additional BCF is required to be recorded upon adjustments to the effective conversion price of the preferred shares, if any.

Redemption

Redemption condition for Series D preferred shares

        The Series D preferred shares is redeemable, at any time after thirty-six (36) months after January 26, 2018, if the Group has not consummated a Qualified IPO;

Redemption condition for Series E preferred shares

        The Series E preferred shares is redeemable, at any time after the earlier of:

  i)
  Thirty-six (36) months after September 14, 2018, if the Group has not consummated a Qualified IPO;

  ii)
  The 2017 Actual Profit as defined by the provision of the preferred share agreement, is less than 80% of 2017 Target Profit (RMB1,000,000,000);

Redemption Price

        The redemption price for Series A, B, C and D preferred share redeemed shall be equal to the applicable preferred share issue price plus a 8% annual return (simple interest), plus all declared but unpaid dividend thereon, for the period from the date of issuance of such preferred share up to the date of redemption, proportionally adjusted for share subdivisions, share dividend, reorganizations, reclassifications, consolidations or mergers. The redemption price for Series E preferred share redeemed shall be equal to the applicable preferred share issue price plus a 10% annual return (simple interest), plus all declared but unpaid dividend thereon, for the period from the date of issuance of such preferred share up to the date of redemption, proportionally adjusted for share subdivisions, share dividend, reorganizations, reclassifications, consolidations or mergers.

9F Inc.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2018

(Amount in thousands except for number of shares and per share data, or otherwise noted)

13. CONVERTIBLE REDEEMABLE PREFERRED SHARES (Continued)

        Series A redemption event triggered as the Group's failure to complete a Qualified IPO by March 24, 2018. The Group adjusted the carrying amount of Series A preferred shares to equal the redemption value at December 31, 2017 and September 30, 2018. The Group recognized accretion of the Series A preferred shares amounted to RMB 47,759 and 12,844 in retained earnings during the year ended December 31, 2017 and the nine months ended September 30, 2018.

        The movement in the carrying value of the preferred shares is as follows:

	Series A	Series B	Series C	Series D	Series E	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2018	263,076	202,086	355,248	—	—	820,410
Issuance of Series D preferred shares	—	—	—	408,358		408,358
Issuance of Series E preferred shares	—	—	—	—	136,427	136,427
Accretion on convertible redeemable preferred shares to redemption value	12,884	—	—	—	—	12,884

Balance as of September 30, 2018	275,960	202,086	355,248	408,358	136,427	1,378,079

14. ORDINARY SHARES

        On December 30, 2017, according to the resolution of the board of directors, the Group approved to issue 98,945 ordinary shares at par value to three individuals who are members of the executive management and board of directors of the Group.

        In connection with the above issuances, to provide anti-dilution protection to the preferred shareholders, the board of director further approved to issue a total of 13,099 ordinary shares at par value to the Series A, B and C Preferred Shareholders. A deemed dividend of RMB103,550 was recorded based on a determined per share fair value of ordinary share at RMB8,209.60.

        These ordinary shares approved to be issued in December 2017 were subsequently issued on February 1, 2018.

15. SEGMENT INFORMATION

        The Group's chief operating decision maker is our Chief Executive Officer who reviews the consolidated results of operations when making decisions about allocating resources and assessing performance of the Group. The Group operates and manages its business as a single segment.

        Substantially all of the Group's revenues for the nine months ended September 30, 2017 and 2018 were generated from the PRC.

        As of December 31, 2017 and September 30, 2018, respectively, all of long-lived assets of the Group were located in the PRC and Hong Kong.

9F Inc.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2018

(Amount in thousands except for number of shares and per share data, or otherwise noted)

16. EMPLOYEE BENEFIT PLAN

        Full time employees of the Group in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The Group accrues for these benefits based on certain percentages of the employees' salaries. The total contribution for such employee benefits were RMB83,858 and RMB85,081 for the nine months ended September 30, 2017 and 2018, respectively.

17. STATUTORY RESERVES AND RESTRICTED NET ASSETS

        In accordance with the PRC laws and regulations, the Group's PRC subsidiaries and VIEs are required to make appropriation to certain statutory reserves, namely general reserve, enterprise expansion reserve, and staff welfare and bonus reserve, all of which are appropriated from net profit as reported in their PRC statutory accounts. The Group's PRC subsidiaries and VIEs are required to appropriate at least 10% of their after-tax profits to the general reserve until such reserve has reached 50% of their respective registered capital.

        Appropriations to the enterprise expansion reserve and the staff welfare and bonus reserve are to be made at the discretion of the board of directors of each of the Group's PRC subsidiaries and VIEs. There were no appropriations to these reserves by the Group's PRC entities for the years ended December 31, 2017 and the nine months ended September 30, 2018.

        As a result of PRC laws and regulations and the requirement that distributions by the PRC entity can only be paid out of distributable profits computed in accordance with the PRC GAAP, the PRC entity is restricted from transferring a portion of their net assets to the Company. Amounts restricted include paid-in capital, capital reserve and statutory reserves of the Group's subsidiaries and VIEs. As of December 31, 2017 and September 30, 2018, the aggregate amounts of paid-in capital, capital reserve and statutory reserves represented the amount of net assets of the relevant entity in the Group not available for distribution amounted to RMB175,357 and RMB269,484, respectively (including the statutory reserve fund of RMB165,259 and RMB 259,386 as of December 31, 2017 and September 30, 2018, respectively).

18. NET INCOME PER ORDINARY SHARE

        For the nine months ended September 30, 2017 and 2018, the Group has determined that its preferred shares are participating securities as the preferred shares participate in undistributed earnings on an as-if-converted basis. The holders of the preferred shares are entitled to receive dividends on a pro rata basis, as if their shares had been converted into ordinary shares. Accordingly, the Group uses the two-class method of computing net income per share, for ordinary shares, and preferred shares according to the participation rights in undistributed earnings.

9F Inc.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2018

(Amount in thousands except for number of shares and per share data, or otherwise noted)

18. NET INCOME PER ORDINARY SHARE (Continued)

        Basic and diluted net loss per share for each of the periods presented were calculated as follows:

	For the months ended September 30,
	2017	2018
	RMB	RMB
Numerator:
Net income attributable to 9F Inc.	2,253,444	1,811,392
Less:
Change in redemption value in Series A preferred shares	(43,417)	(12,884)
Undistributed earnings allocated to preferred shareholders	(205,209)	(220,192)

Net income attributable to ordinary shareholders for computing net income per ordinary shares—basic	2,004,818	1,578,316

Denominator:
Weighted average ordinary shares outstanding used in computing net income per ordinary shares—basic	1,241,473	1,626,728
Net income per ordinary share attributable to ordinary shareholders—basic	1,614.87	970.24
Diluted net income per share calculation
Net income attributable to ordinary shareholders for computing net income per ordinary shares—basic	2,004,818	1,578,316
Add: adjustments to undistributed earnings to participating securities	18,728	24,735

Net income attributable to ordinary shareholders for computing net income per ordinary shares—dilute	2,023,546	1,603,051

Denominator:
Weighted average ordinary shares basic outstanding	1,241,473	1,626,728
Effect of potentially diluted stock options	137,438	234,586

Weighted average ordinary shares outstanding used in computing net income per ordinary shares—dilute	1,378,911	1,861,314

Net income per ordinary share attributable to ordinary shareholders—diluted	1,467.50	861.25

19. COMMITMENTS AND CONTINGENCIES

Operating lease commitments

        The Group leases certain office premises and cloud infrastructure to support its core business system under non-cancelable leases. Rental expenses under operating leases for the nine months ended September 30, 2017 and 2018 were RMB53,567 and RMB51,942 , respectively.

9F Inc.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2018

(Amount in thousands except for number of shares and per share data, or otherwise noted)

19. COMMITMENTS AND CONTINGENCIES (Continued)

        Future minimum lease payments under non-cancelable operating leases agreements are as follows:

Years ending	RMB
Three months ending December 31, 2018	26,831
2019	105,397
2020	74,576
2021	36,656
2022 and thereafter	5,962
Total	249,422

Contingencies

        The Group is subject to pending legal or administrative proceedings in the ordinary course of business. The Group does not believe that any currently pending legal or administrative proceeding to which the Group is a party will have a material effect on its business or financial condition.

20. SUBSEQUENT EVENTS

        The Group has evaluated events subsequent to the balance sheet date of September 30, 2018 through February 4, 2019, which is the date the unaudited condensed consolidated financial statements were available to be issued.

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6.    INDEMNIFICATION OF DIRECTORS AND OFFICERS.

        Cayman Islands law does not limit the extent to which a company's articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

        The post-offering amended and restated memorandum and articles of association that we expect to adopt and to become effective immediately prior to the completion of this offering provide that we shall indemnify our directors and officers (each an indemnified person) against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such indemnified person, other than by reason of such person's own dishonesty, willful default or fraud, in or about the conduct of our company's business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such indemnified person in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

        Pursuant to the indemnification agreements the form of which is filed as Exhibit 10.4 to this registration statement, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

        The underwriting agreement, the form of which will be filed as Exhibit 1.1 to this registration statement, will also provide for indemnification by the underwriters of us and our officers and directors for certain liabilities.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7.    RECENT SALES OF UNREGISTERED SECURITIES.

        During the past three years, we have issued the following securities. We believe that each of the following issuances was exempt from registration under the Securities Act pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in these issuances of securities.

Securities/Purchaser	Date of Sale or Issuance	Number of Securities	Consideration
Ordinary Shares
Zhenyu Jiang	June 2, 2017	5,585	US$582,495.65
Zhenyu Jiang	October 19, 2017	454	US$47,347.66
Nine F Capital Limited	December 29, 2017	269,627	Exercise of options
Nine F Capital Limited	February 1, 2018	88,647	At par value
DFM Capital Ltd.	February 1, 2018	5,721	At par value
JAS Investment Group Limited	February 1, 2018	5,318	At par value
Pacific Venture Partners LLC	February 1, 2018	4,577	At par value
SINOMAP INVESTMENTS LIMITED	February 1, 2018	2,696	At par value
TREASURE KNIGHT INVESTMENTS LIMITED	February 1, 2018	2,696	At par value
CINDA 9F INVESTMENT LP	February 1, 2018	1,490	At par value
Brilliant Code Investment Limited	February 1, 2018	899	At par value
Series B Preferred Shares
CINDA 9F INVESTMENT LP	July 19, 2017	28,303	US$30,000,000.00
Series C Preferred Shares
JAS Investment Group Limited	November 7, 2017	50,518	US$53,546,973.40
Series D Preferred Shares
FAMOUS VOYAGE GROUP LIMITED	February 23, 2018	27,062	US$50,000,000.00
PLENTIFUL BRIGHT INTERNATIONAL LIMITED	February 23, 2018	8,118	US$15,000,000.00
Series E Preferred Shares
SBI Hong Kong Holdings Co., Limited	September 20, 2018	10,825	US$20,000,000.00
Options
Certain directors, officers and employees	July 1, 2016 to April 27, 2018	Options to purchase 534,483 ordinary shares	Past and future services to us

Item 8.    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)
Exhibits

        See Exhibit Index beginning on page II-4 of this registration statement.

        The agreements included as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosure that was made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of "materiality" that are different from "materiality" under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

        We acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, we are responsible for considering whether additional specific disclosure of material information regarding material contractual provisions is required to make the statements in this registration statement not misleading.

(b)
Financial Statement Schedules

        Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

Item 9.    UNDERTAKINGS.

        The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

  (1)
  For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2)
  For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

9F INC.

Exhibit Index

Exhibit Number		Description of Document
1.1	*	Form of Underwriting Agreement

3.1	*	Fifth Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect

3.2	*	Form of Sixth Amended and Restated Memorandum and Articles of Association of the Registrant (effective upon the completion of this offering)

4.1	*	Registrant's Specimen American Depositary Receipt (included in Exhibit 4.3)

4.2	*	Registrant's Specimen Certificate for Ordinary Shares

4.3	*	Form of Deposit Agreement, among the Registrant, the depositary and holder of the American Depositary Receipts

4.4	*	Fourth Amended and Restated Shareholders Agreement between the Registrant and other parties thereto dated September 20, 2018

5.1	*	Opinion of Maples and Calder (Hong Kong) LLP regarding the validity of the ordinary shares being registered and certain Cayman Islands tax matters

8.1	*	Opinion of Maples and Calder (Hong Kong) LLP regarding certain Cayman Islands tax matters (included in Exhibit 5.1)

8.2	*	Opinion of Han Kun Law Offices regarding certain PRC tax matters (included in Exhibit 99.2)

10.1	†	2015 Share Incentive Plan

10.2	†	2016 Share Incentive Plan

10.3	*	Form of Employment Agreement between the Registrant and its executive officers

10.4	*	Form of Indemnification Agreement between the Registrant and its directors and executive officers

10.5	†	English translation of executed form of master exclusive service agreement between a VIE and the WFOE of the Registrant, as currently in effect, and a schedule of all executed master exclusive service agreements adopting the same form in respect of each of the VIEs of the Registrant

10.6	†	English translation of executed form of exclusive option agreement among a VIE of the Registrant, its shareholder, the WFOE of the Registrant, and the Registrant, as currently in effect, and a schedule of all executed exclusive option agreements adopting the same form in respect of each of the VIEs of the Registrant

10.7	†	English translation of executed form of equity interest pledge agreement among a VIE of the Registrant, its shareholder, and the WFOE of the Registrant, as currently in effect, and a schedule of all executed equity interest pledge agreements adopting the same form in respect of each of the VIEs of the Registrant

10.8	†	English translation of executed form of proxy agreement and power of attorney among a VIE of the Registrant, its shareholder, and the WFOE of the Registrant, as currently in effect, and a schedule of all executed proxy agreements and powers of attorney adopting the same form in respect of each of the VIEs of the Registrant

Exhibit Number		Description of Document
10.9	†	English translation of executed form of loan agreement between the shareholder of a VIE and the WFOE of the Registrant, as currently in effect, and a schedule of all executed loan agreements adopting the same form in respect of each of the VIEs of the Registrant

10.10	†	English translation of executed form of spousal consent letter of the spouse of an individual shareholder of Jiufu Jinke, as currently in effect, and a schedule of all executed spousal consent letters adopting the same form in respect of each shareholder, if applicable, of Jiufu Jinke

10.11	†	Share Subscription Agreement by and among the Registrant, Cinda 9F Investment LP, Nine Fortune Limited and certain other parties thereto dated July 5, 2017

10.12	†	Share Subscription Agreement by and among the Registrant, JAS Investment Group Limited, Nine Fortune Limited and certain other parties thereto dated November 7, 2017

10.13	†	Share Subscription Agreement by and between the Registrant and Plentiful Bright International Limited dated January 26, 2018

10.14	†	Share Subscription Agreement by and between the Registrant and Famous Voyage Group Limited dated January 26, 2018

10.15	†	Share Subscription Agreement by and between the Registrant and SBI Hong Kong Holdings Co., Limited dated September 14, 2018

21.1		List of significant subsidiaries and consolidated affiliated entities of the Registrant

23.1	*	Consent of Deloitte Touche Tohmatsu, an independent registered public accounting firm

23.2	*	Consent of Maples and Calder (Hong Kong) LLP (included in Exhibit 5.1)

23.3	*	Consent of Han Kun Law Offices (included in Exhibit 99.2)

24.1	*	Powers of Attorney (included on signature page)

99.1	*	Code of Business Conduct and Ethics of the Registrant

99.2	*	Opinion of Han Kun Law Offices regarding certain PRC law matters

99.3	*	Opinion of Miao & Co. (in association with Han Kun Law Offices) regarding certain Hong Kong law matters

99.4	*	Consent of Oliver Wyman Consulting (Shanghai) Limited

*
To be filed by amendment.

†
Previously filed.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Beijing, China, on                        , 2019.

9F INC.
By:
Name:
Title:

 POWER OF ATTORNEY

        Each person whose signature appears below constitutes and appoints each of            and            as attorneys-in-fact with full power of substitution for him or her in any and all capacities to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended (the "Securities Act"), and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of ordinary shares of the registrant (the "Shares"), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the "Registration Statement") to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Lei Sun	Principal Executive Officer and Chairman of the Board of Directors	, 2019
Yifan Ren	Director	, 2019
Changxing Xiao	Director	, 2019
Flynn Xuxiang Huang	Director	, 2019
Ivan Xu	Director	, 2019
Junsheng Zhang	Director	, 2019

Signature	Title	Date

Wing Hon Cheung	Director	, 2019
Yanjun Lin	Chief Financial Officer and Director (Principal Financial and Accounting Officer)	, 2019
Ting Zhou	Co-Chief Financial Officer	, 2019

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

        Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of 9F Inc. has signed this registration statement or amendment thereto in New York on                        , 2019.

Authorized U.S. Representative
By:
Name:
Title: